Form 20-F
period 2010-12-31
Lentuo International Inc.
filed 2011-06-29
CIK 1499673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34987

Lentuo International Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No.18A Huagong Road, Guangqumenwai, Chaoyang District, Beijing, 100026 People’s Republic of China
(Address of principal executive offices)

Ping Yu, Chief Financial Officer Tel: (8610) 8736-0921 Email: yuping@lentuo.net Fax: (8610) 6748-0062 No.18A Huagong Road, Guangqumenwai, Chaoyang District, Beijing, 100026 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value US$0.00001 per share	New York Stock Exchange*
American depositary shares, each representing two ordinary shares	New York Stock Exchange

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010: 58,937,912 Ordinary Shares, par value US$0.00001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABILITY ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 13, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Conventions That Apply to This Annual Report

Unless otherwise indicated, references in this Form 20-F to:

•                  “$” and “U.S. dollars” are to the legal currency of the United States;

•                  “ADRs” are to the American depositary receipts that evidence our ADSs;

•                  “ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “shares” or “ordinary shares” are to our ordinary shares, par value $0.00001 per share; and

•                  “RMB” and “Renminbi” are to the legal currency of China.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to Lentuo International Inc., its predecessor entities and its consolidated subsidiaries and affiliated entities.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2009 and 2010, and the related consolidated statements of income and comprehensive income, shareholders equity, and cash flows for each of the three years ended December 31,2010.

We completed the initial public offering of 6,500,000 ADSs, each representing two ordinary shares, in December 2010.  On December 10, 2010, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “LAS”.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events.  These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3.  Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include, among other things, statements relating to:

•                  our growth strategies;

•                  the anticipated growth and development of our business, results of operations and financial condition;

•                  factors that affect our future revenues and expenses;

•                  our relationships with vehicle manufacturers;

•                  the future growth of our industry in China as a whole;

•                  trends and competition in our industry in China, including the level of manufacturer incentives, new and used vehicle retail sales volume, customer demand, interest rates and changes in industry-wide inventory levels;

•                  economic and demographic trends in China;

•                  the completion of future acquisitions and the revenues to be generated by those acquisitions;

•                  our expectation that we will benefit from entering the car rental and leasing and used vehicle retail markets;

•                  our ability to obtain and maintain permits and licenses to carry on our business;

•                  availability of financing for inventory, working capital and capital expenditures; and

•                  our plan to expand into regional markets beyond Beijing.

This annual report also contains data related to the retail automobile market worldwide and in China.  This market data includes projections that are based on a number of assumptions.  The market may not grow at the rates projected by the market data, or at all.  The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs.  In addition, the rapidly changing nature of the retail automobile market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.  If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.  You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  You should read this annual report and the documents that we reference in this annual report and/or file as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1                   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2                   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3                   KEY INFORMATION

A.                                    Selected Financial and Operating Data

The following selected consolidated statements of income and comprehensive income data and selected consolidated cash flow data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of income and comprehensive income data and selected consolidated cash flow data for the year ended December 31, 2007, and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. The above financial statements were audited by Ernst & Young Hua Ming, an independent registered public accounting firm. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5 included elsewhere in this annual report.  Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate our results expected for any future periods.

The table below contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 30, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.6000 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share and per share data)
Selected Consolidated Statements of Income Data:(1)
Revenues	1,656,809	1,879,279	2,341,491	3,363,669	509,646
Cost of goods sold	(1,517,542)	(1,684,058)	(2,062,163)	(2,995,602)	(453,879)
Gross profit	139,267	195,221	279,328	368,067	55,767
Total operating expenses	(56,315)	(60,935)	(70,625)	(89,997)	(13,636)
Operating income	82,952	134,286	208,703	278,070	42,131
Interest income	2,753	2,278	2,392	1,102	167
Interest expenses	(21,403)	(33,435)	(33,288)	(53,832)	(8,156)
Exchange loss	—	—	—	(3,018)	(457)
Other (expense)/income, net	(51)	1,179	1,394	2,144	325
Income before income tax expenses	64,251	104,308	179,201	224,466	34,010
Income tax expenses	(29,654)	(27,806)	(50,039)	(63,093)	(9,560)
Income from continuing operations	34,597	76,502	129,162	161,373	24,450
(Loss) income from discontinued operations(2)	(50)	23	(433)	—	—
Net income	34,547	76,525	128,729	161,373	24,450
Income per share from continuing operations	0.87	1.92	3.24	3.77	0.57
Earnings per ordinary share, basic and diluted	0.87	1.92	3.23	3.77	0.57
Weighted average ordinary shares outstanding	39,908,389	39,908,389	39,908,389	42,727,446	42,727,446

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share data)
Selected Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	123,513	103,143	72,082	801,850	121,493
Inventories, net	117,807	244,518	290,298	276,179	41,845
Advances to suppliers	264,441	270,059	251,632	395,266	59,889
Total assets	953,395	1,365,116	1,406,789	2,215,703	335,713
Bills payable	456,349	775,933	409,584	690,100	104,561
Short-term loans	243,550	208,928	325,460	241,053	36,523
Total liabilities	876,281	1,211,477	1,124,420	1,479,250	224,129
Ordinary shares, par value $0.00001 per share
Authorized—500,000,000 shares as of December 31, 2007, 2008, 2009 and 2010;
Issued and outstanding—39,908,389 shares as of December 31, 2007, 2008 and 2009 and 58,937,912 shares as of December 31, 2010	1	1	1	4	1

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share data)
Additional paid-in capital	53,972	53,972	53,973	469,761	71,176
Total shareholders’ equity	77,114	153,639	282,369	736,453	111,584

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(Amounts in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(66,002)	370,070	(92,932)	429,899	65,136
Net cash provided by (used in) investing activities	(19,344)	(203,561)	(131,270)	203,870	30,889
Net cash provided by (used in) financing activities	58,806	(186,879)	193,141	97,221	14,731

	Year Ended December 31,
	2007	2008	2009	2010
Margin Data:(3)
Net income margin	2.1%	4.1%	5.5%	4.8%
Overall gross margin	8.4%	10.4%	11.9%	10.9%
New vehicle sales gross margin	7.1%	7.6%	7.3%	6.2%
Automobile repair and maintenance service gross margin	29.6%	43.6%	57.4%	59.7%
Operating Data:
Number of dealership at the end of period	5	6	6	6
Number of new vehicles sold	12,819	11,689	15,047	18,176

(1)                                  Our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008, and 2009 include certain assets, liabilities and results of operations of Lentuo Electromechanical that are related to the automobile retail sales business.  Lentuo Electromechanical directly operated our Shanghai-Volkswagen dealership prior to June 2010.  In preparation for our initial public offering, Lentuo Electromechanical transferred all of its net assets that would be used by us in the automobile retail sales business to Beijing Lentuo Huitong Automobile Sales Service Co., Ltd., one of our variable interest entities, on June 20, 2010.  All of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical, and accounted for as a distribution to our shareholders as of June 20, 2010.  These net assets retained by Lentuo Electromechanical and the related results of operations (consisting of depreciation of the building) were included in our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009, but were excluded from our consolidated financial statements for the year ended December 31, 2010.  In addition, certain subsidiaries of Lentuo Electromechanical that are unrelated to the automobile retail sales business, all of which are insignificant, were not included in our historical consolidated financial statements as of and for the years ended December 31, 2007, 2008, 2009 and 2010.

(2)                                  In November 2009, Lentuo Electromechanical disposed of Lentuo Tonghe Advertising Co., Ltd., a company engaged in automobile advertising and promotion-related services.  The results of operations of Lentuo Tonghe Advertising Co., Ltd. have been presented as discontinued operations in our historical consolidated financial statements.

(3)                                  Net income margin is equal to net income divided by revenues.  Overall gross margin is equal to overall gross profit divided by revenues.  New vehicle sales gross margin is equal to gross profit of new vehicle sales divided by revenues from new vehicle sales.  Automobile repair and maintenance service gross margin is equal to gross profit of automobile repair and maintenance service divided by revenues from automobile repair and maintenance service.

Exchange Rate Information

Our business is conducted in China and a substantial portion of our revenues are denominated in RMB.  However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2010 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.6000 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.  On June 24, 2011, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4737 to $1.00.  See “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses” and “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China”.  Restrictions on currency exchange under the PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs.

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Rate(1)
	Period End	Average(2)	Low	High
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5483	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4957	6.4786	6.5073
June (through Jun 24)	6.4737	6.4757	6.4628	6.4830

(1)                                  For periods prior to January 1, 2009, the exchange rates reflect the noon buying rates as reported by the Federal Reserve Bank of New York.  For periods after January 1, 2009, the exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)                                  Annual averages are calculated from month-end rates.  Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not Applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We operate all of our business in Beijing and our business may be adversely affected by unfavorable circumstances or events in Beijing.

We currently operate all of our business in Beijing.  We plan to expand our business into other geographic regions but we expect that we will continue to generate a majority of our revenues from Beijing in the foreseeable future.  Changes in local economic, competitive and governmental policies and other circumstances in Beijing may have a material adverse effect upon our business, financial condition and results of operations.  For example, on December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, including the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations.  Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government.  Such quota will be allocated 88% to first-time individual buyers and 12% to business buyers on a monthly basis through a lottery system.  Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota.  This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the quota for 2011 is 240,000, or 20,000 per month.  The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective.  We expect our total number of vehicles sold in 2011 will decrease compared with 2010 and our results of operations will be adversely affected as well.  In addition, effective from April 1, 2010, the parking rates in business and commercial districts of the Beijing metropolitan area increased significantly under a new policy of the Beijing municipal government, which may undermine consumers’ desire to purchase new vehicles and may have an adverse effect on automobile sales.  As a further example, effective from October 11, 2008, the Beijing municipal government introduced an alternate automobile license plate system to ease traffic congestion in the downtown area.  Under this system, on every weekday, 20% of the vehicles in Beijing are prohibited from being operated on roads in the downtown area, depending on the last digit on the vehicle’s license plate.  This system may have undermined consumers’ desire to purchase new vehicles.  Any similar adverse conditions or occurrences in Beijing, or in other areas into which we may expand, may have an adverse effect on our business, financial condition and results of operations.

Our business depends on the franchises awarded by automobile manufacturers, and if we fail to renew one or more of our franchise agreements from such vehicle manufacturers on favorable terms, or at all, or if one or more of our franchise agreements are terminated, our inventory supply would be significantly disrupted and our business, financial condition, results of operations and prospects would be materially and adversely affected.

Each of our dealerships operates under a franchise granted by the manufacturer (or manufacturer-authorized distributor).  Our franchise agreements are non-exclusive, must be renewed periodically and typically have a term of one or two years.  Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers’ trademarks only to the extent permitted under franchise agreements.

As a result of our dependence on these franchise rights, manufacturers exercise a significant level of influence over our day-to-day operations.  The terms of our franchise agreements, together with manufacturers’ dealership manuals, service manuals and operating standards which are often referenced in these franchise agreements, govern key aspects of our operations and capital spending.  Such franchise agreements and dealership manuals typically contain provisions and standards relating to:

•                  the achievement of certain sales and customer satisfaction targets;

•                  inventories of new vehicles and manufacturer replacement parts;

•                  the maintenance of necessary net working capital;

•                  facilities and placement of signage;

•                  procedures for inspection, testing and evaluation of the dealership by the manufacturer;

•                  advertising, marketing, deposit and warranty practices;

•                  products authorized to be offered to customers;

•                  after-sales services;

•                  data sharing regarding market trends and customer statistics;

•                  dealership management;

•                  personnel training;

•                  information systems; and

•                  monthly and annual sales and financial reporting to the manufacturer.

Our compliance with these requirements is closely monitored by the manufacturers.  If any failure to comply with that is not cured within a specified period of time, it may give rise to early termination of the franchise agreement by manufacturers.

Most of our franchise agreements provide the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances.  Certain franchise agreements allow the automobile manufacturers to terminate the agreements under any circumstances as long as a prior written notice is given.  We cannot assure you that we will be able to renew any of our existing franchise agreements on favorable terms, or at all.  Specifically, many of our franchise agreements provide that the manufacturer may terminate the agreement if the dealership undergoes a change of control.  These provisions may provide manufacturers with superior bargaining positions in the event they seek to terminate our franchise agreements or renegotiate the agreements on terms that are disadvantageous to us.  Our supply of inventory could be significantly disrupted and our business and results of operations could be materially and adversely affected to the extent that our franchise agreements are terminated or not renewed, our franchise rights become compromised or our operations become restricted due to the terms of our franchise agreements.

We may not succeed in implementing our growth strategies.

One of our primary strategies is to consolidate and retain our position as a leading automobile dealer in Beijing and expand into other regional markets in China.  Our expansion plan includes increasing the size and scope of our dealership network, growing our after-sales businesses and entering into car rental and used car sales businesses.  Our growth strategies may not be implemented successfully due to a number of risks, including our inability to:

•                  determine the proper magnitude and prospects of our proposed expansion and effectively execute such expansion plan;

•                  hire, train and maintain sufficient qualified staff;

•                  obtain adequate financial resources;

•                  enter into new dealership agreements with automakers;

•                  obtain appropriate licenses, permits and approvals from relevant PRC government authorities on a timely basis;

•                  identify desirable locations for our dealerships and showrooms;

•                  negotiate the terms of new leases or land use rights for properties in desirable locations; or

•                  obtain, evaluate the condition and potential resale value of and refurbish used cars for resale.

In addition, various factors beyond our control may significantly influence the results of our growth strategies, including general economic conditions in China, particularly in the automobile market and the automobile dealership industry and the specific geographical areas in which we operate.  We may not be able to sustain our revenue growth or profit margins at historical levels or we may not be able to manage our growth successfully.  Should any or all of the risks in relation to our expansion plan materialize, our results of operations, financial condition and growth prospects could be materially and adversely affected.

Our dealerships depend upon new vehicle sales and, therefore, our success depends in large part upon customer demand for the particular lines of vehicles our dealerships carry.

New vehicle sales generate the majority of our total revenues and lead to sales of higher-margin services, such as automobile repair and maintenance service and the arrangement of insurance and financing for customers.  Our dealerships depend in large part on the overall success of the vehicle lines they carry.  Although we have sought to limit our dependence on any one vehicle brand, our new vehicle sales consist only of six brands, which are Audi, FAW-Volkswagen, Toyota, FAW-Mazda, Chang An-Mazda and Shanghai-Volkswagen.  In particular, Audi and FAW-Volkswagen accounted for 30.5% and 23.4%, respectively, of our revenues from new vehicle sales in 2010.  If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our new vehicle sales and related revenues may be materially reduced.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability may be affected.

Our new automobile sales are influenced by the manufacturers’ abilities to anticipate changes in consumer tastes, preferences and requirements, including those driven by environmental or popular trends, and to manufacture and deliver to us in sufficient quantities and on a timely basis, a desirable, high quality and price-competitive mix of new vehicles to sell to our customers.  The most popular vehicles usually generate the highest profit margins and are frequently difficult to obtain from the manufacturers.  If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected.  Sales of less desirable models may reduce our profit margins.  Several manufacturers generally allocate their vehicles among their franchise dealerships based on the sales history of each dealership.  If our dealerships experience prolonged sales slumps relative to our competitors, these manufacturers may cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.  Similarly, the delivery of vehicles, particularly newer, more popular vehicles, from manufacturers at a time later than scheduled could lead to reduced sales during those periods.

We may not obtain additional franchises and our new dealerships may not initially benefit from economies of scale.

We plan to increase the size and scope of our network by establishing new dealerships and acquiring dealerships from other parties in Beijing and other geographical regions in China.  To implement this strategy, we are required to apply for franchises from relevant automobile manufacturers for any additional dealerships we intend to establish.  In addition, franchise agreements between automobile dealerships and manufacturers generally provide that changes in ownership of automobile dealerships will require the prior approval of the relevant automobile manufacturers.  Accordingly, our acquisition of automobile dealerships is subject to the approval of relevant automobile manufacturers.  Automobile manufacturers have complete discretion in approving an application to set up new dealerships or an acquisition of existing dealerships and will typically consider such factors as the applicants’ or acquirers’ operating history, financial resources, sales performance records, customer satisfaction records and/or geographical distribution.  Furthermore, some automobile manufacturers may limit the number of franchises or shares of franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis.  Manufacturers may also tailor these types of restrictions to particular dealership groups.  Generally it takes three to six months to apply for and obtain new franchises from automobile manufacturers.  It generally takes a shorter period of time for automobile manufacturers to grant approvals for the acquisition of existing dealerships.  However, such approvals may also take significantly longer time.  Automobile manufacturers may not approve our new franchise applications or acquisitions of dealerships from other parties, which could materially compromise our growth strategies and business prospects.

In addition, even if automobile manufacturers approve our new franchise applications, we expect that our revenues and profit margins from the new dealerships will be lower during their ramp-up period and such new dealerships will not be able to enjoy the benefits of economies of scale at the initial stage of their operations.

Adverse conditions affecting one or more manufacturers may negatively impact our business, financial condition, results of operations and prospects.

The success of each of our dealerships depends to a great extent on our vehicle manufacturers’ reputation, financial condition, marketing efforts, vehicle design, production capabilities and management.  Adverse conditions affecting these and other important aspects of the manufacturers’ operations and public relations may adversely affect our ability to market their automobiles to the public.  For example, Toyota, which accounted for 7.8% of our total units of vehicles sold in 2009, was involved in a series of large-scale global automobile recalls in 2010 and is under investigations by the governmental agencies in certain countries with respect to allegedly defective and unsafe products.  As a result, Toyota’s reputation and sales have been adversely affected.  If Toyota cannot successfully manage this crisis or if there are more defective automobile recalls, Toyota’s reputation and sales may further deteriorate, and, as a result, our sales of Toyota branded vehicles could also fall significantly.  In addition, in 2009, there were worker strikes demanding higher wages at Honda’s manufacturing facilities in China, which could encourage similar behavior at other joint venture automobile manufacturers in China from whom we obtained, or plan to obtain, franchises.  Adverse conditions such as the Toyota recalls, worker strikes or other adverse conditions or events involving automobile manufacturers that supply vehicles to us may have a material adverse impact upon our business, financial condition, results of operations and prospects.

We may not continue to receive purchase rebates from automobile manufacturers if we fail to meet an automobile manufacturer’s sales, operational, customer satisfaction and other requirements or if an automobile manufacturer changes its rebate policy.

We receive purchase rebates from automobile manufacturers based on evaluation of our operations under certain performance indicators, including sales volume, satisfaction of sales targets, operating track records and customer satisfaction, which account for a significant portion of our profit on new vehicles sales.  For the years ended December 31, 2008, 2009 and 2010, rebates granted to us amounted to approximately RMB128.7 million, RMB151.1 million and RMB190.6 million ($28.9 million), respectively.  If we fail to achieve satisfactory levels of performance as measured by such indicators in the future, the rebates we receive from automobile manufacturers may decrease.  In addition, there can be no assurance that the automobile manufacturers will continue to grant us rebates at similar levels or at all.  Should some or all of the manufacturers cease to offer such rebates, decrease the magnitude of such rebates or alter the conditions by which such rebates are granted, our financial condition, results of operations and profitability may be materially and negatively affected.

Our ability to meet our customers’ demand for new vehicles, spare parts and automobile accessories depend in part on our ability to maintain a reasonable level of inventory of these products.

We must maintain a reasonable level of inventory of new automobiles, spare parts and automobile accessories in terms of their quantity and selection to satisfy our customers’ needs in a timely manner.  We actively control and monitor our inventory to achieve its turnover efficiency, principally by lowering the level of our slow-moving inventory and increasing the level of our fast-moving inventory.  If our inventory level is too high, we may be required to increase our working capital and incur additional financing cost.  If our inventory level is too low, our ability to satisfy our customers’ needs may be compromised, which may harm our reputation and result in lost revenues.

We depend on third parties for the supply of certain spare parts and automobile accessories.

Other than automobile manufacturers that grant us franchise rights and supply us with original parts, we also depend on third parties for the supply of certain spare parts for our automobile repair shop and automobile accessories.  We rely on such third party suppliers to supply us with high-quality and price-competitive spare parts and automobile accessories.  If such suppliers fail to provide us with products that satisfy manufacturers’ and our requirements, we may not be able to secure replacement products on favorable terms, in a timely manner, or at all.  In addition, defective spare parts and automobile accessories from these suppliers may cause personal and/or property damage to our customers resulting in damage claims against us, for which we may not be able to obtain indemnity from such suppliers.  We may also incur significant financial costs in connection with such claims and they may divert our management’s attention away from other important matters.  As a result, our business, financial condition and results of operations may be negatively affected.

We may not be successful in identifying and acquiring suitable acquisition targets or in establishing additional dealerships, which could adversely affect our growth.

We intend to expand our operations and markets through acquisitions and organic growth.  The identification and completion of acquisitions and the establishment of additional dealerships require significant financial, managerial and other resources and we may not be able to identify, or complete the acquisition of, suitable acquisition targets, or to establish desired dealerships, on favorable terms or at all.  We compete with several other dealer groups, some of which may have greater financial and other resources, and we may not be able to compete successfully with such groups in acquiring suitable targets or in establishing desired dealerships.  If we do not succeed in identifying and acquiring suitable acquisition targets or in establishing additional dealerships, our growth and business prospects will be materially and adversely affected.

If we are unable to successfully integrate acquired businesses or manage newly established dealerships, we will be unable to realize desired results from our growth strategies and such acquired and newly established operations will divert resources from our other comparatively profitable operations.

Our future growth depends in large part on our ability to acquire and establish additional dealerships, manage expansion, control costs in our operations and consolidate new dealerships into our organization.  We have historically grown our business by establishing new dealerships and we do not have a history of acquiring and integrating additional dealerships.  We may not be able to effectively execute our growth strategies through acquiring and integrating additional dealerships.

In pursuing our growth strategy of acquiring and establishing additional dealerships, we will face various risks that include, but are not limited to:

•                  incurring significantly higher capital expenditures and operating expenses;

•                  failing to integrate the operations and personnel of the acquired dealerships;

•                  entering new markets with which we are unfamiliar;

•                  incurring undiscovered liabilities at acquired dealerships;

•                  disrupting our ongoing business;

•                  diverting our management resources;

•                  failing to maintain uniform standards, controls and policies;

•                  impairing relationships with employees, manufacturers and customers as a result of changes in personnel with respect to acquired management teams; and

•                  incorrectly valuing acquired entities.

We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure.  Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership.  If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable.

We may encounter difficulties in expanding our business lines beyond new vehicle sales and automobile repair and maintenance service, which may materially and adversely affect our growth and business prospects.

We presently generate most of our revenues from new vehicle sales and automobile repair and maintenance service.  We plan to expand into other business lines, such as the fleet car leasing and used car sales businesses.  We intend to make volume purchases of large numbers of vehicles from automobile manufacturers at discounted rates and then lend these vehicles to retail car rental companies that offer short-term rental services to individual customers.  After six to twelve months in service, such rental cars will then be offered for sale by us as used vehicles.  The execution of our expansion plan will be subject to significant risks and uncertainties, including the following:

•                  we may not be able to secure desired vehicles from manufacturers in desired quantities on favorable terms or at all;

•                  the retail market price of new vehicles may drop significantly before we complete the sale of used vehicles of the same or competing brands and, as a result, the sales of our used vehicles may be subject to increased pricing pressure and we may sustain a loss on such sales;

•                  our existing car leasing operations are very small in scale and we do not have a track record in operating such businesses on a large scale;

•                  we may fail to obtain a steady and desirable mix of used vehicles from our automobile leasing programs;

•                  our experience and expertise gained from our new vehicle sales business may not be relevant or be successfully applied to the car leasing and used car sales businesses;

•                  we will face intense competition from other dealers or dealer groups that are already in or intend to expand into the car leasing or used car sales businesses;

•                  we may not be able to accurately assess and respond to consumer tastes, preferences and demands in the car leasing and used car sales markets; and

•                  we may not be able to generate enough revenues to offset our costs.

These and other risks may make our business expansion plan unsuccessful.  In addition, implementing this plan may require us to devote significant financial, managerial and other resources to the car rental and leasing and used car sales businesses, which may divert such resources from our existing business lines.  If we are not successful in executing our expansion plan, our growth may be materially and adversely affected.

We may need additional capital to fund the growth of our business, which may not be available on terms acceptable to us or at all, and which, if available, could dilute your interest in our company.

Our business and expansion plan will require significant working capital and capital expenditures.  We expect that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, for both working capital and capital expenditures, for at least 12 months following our initial public offering.  If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources.  We may seek to sell additional equity or debt securities or obtain a credit facility.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders.  Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.  Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

•                  investors’ perception of, and demand for, our securities;

•                  prevailing conditions of the capital markets in which we seek to raise funds;

•                  our future results of operations, financial condition and cash flows;

•                  PRC governmental regulation of foreign investment in automobile distribution enterprises in China;

•                  PRC governmental policies relating to foreign exchange; and

•                  economic, political and other conditions in China.

Financing may not be available in amounts or on terms acceptable to us, if at all.  Any failure to raise additional funds when needed could limit our ability to expand or develop our operations to respond to market demands or competitive challenges.

We face substantial competition in our industry, and if we fail to compete successfully, our profitability may be materially and adversely affected.

The automobile retail and servicing industry is highly fragmented and competitive in Beijing, where we presently operate all of our business, as well as other areas in China where we may expand in the future.  According to the China Automobile Dealers Association, or CADA, there were over 600 franchise automobile dealerships in the Beijing metropolitan area as of the end of 2009.  We face intense competition in all of our principal business lines.  We compete with other dealerships operating in Beijing for vehicle sales and the principal competitive factors include the selection of popular vehicles, price, location of dealerships, suitability of the facility, on-site management and the quality of customer service.  For automobile repair and maintenance service, we compete with other franchise or independent dealers and independent service shops and the principal competitive factors include factory-approved replacement parts, price, the familiarity with a manufacturer’s brands and models, customer service and the ability to attract repeat customers.  For our finance and insurance business, the principal competitive factors are favorable interest rates, convenience of “one-stop shopping,” product knowledge and flexibility in finance terms.

We do not have any cost advantage in purchasing new vehicles from manufacturers, in securing spare parts from suppliers or in sourcing finance or insurance products from financial institutions or insurance companies.  We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell our products to our customers.  Our franchise agreements do not grant us the exclusive right to sell a manufacturer’s product within a given geographic area.  Further, some of our competitors may have greater financial, marketing and personnel resources, better locations and lower overhead and sales costs than we do.  Our main competitors in the local Beijing market include Beijing Automobile Repair Company, Beijing Tengda Automobile Sales & Service Co., Ltd. and Beijing Yuntong Group.  We will also face increased competition from other dealer groups as we expand into other regional markets in China.  If we fail to compete with existing or future competitors, our market share could decline and our revenues or profitability could be materially and adversely affected.

If vehicle manufacturers discontinue advertising campaigns, incentive programs or other promotional activities, our sales volume and/or profit margin on each sale may be materially and adversely affected.

Our dealerships depend on manufacturers for advertising, sales incentives, warranties and other promotional programs that are intended to promote and support new vehicle sales.  Manufacturers may discontinue or from time to time make changes to these promotional and incentive programs.  Some key promotional and incentive programs include:

•                  national, regional or local advertising campaigns for new models of vehicles;

•                  customer incentives on new vehicles;

•                  dealer rebates on new vehicles;

•                  special financing or leasing terms;

•                  warranties on new vehicles; and

•                  sponsorship of used vehicle sales by authorized vehicle dealers.

A reduction or discontinuation of manufacturers’ promotional and incentive programs may reduce our new vehicle sales volume, resulting in decreased vehicle sales and related revenues, and may reduce our profit margin on each sale.

Changes in PRC governmental economic policies in relation to the automobile industry may adversely affect our business, operations, financial condition and results of operations.

The automobile industry in China is subject to various industrial policies of the PRC government.  We may be affected significantly in the future by changes in PRC governmental industrial regulations and economic policies relating to or affecting our industry.  Our customers consist of individual customers, corporate entities and governmental agencies and the level of their demand for automobiles may vary significantly as a result of such changes.  For example, since late 2008, as part of its efforts to stimulate the Chinese economy amid the global financial crisis, the PRC government has adopted a series of policies favorable to the automobile industry, including implementing an automobile industry stimulus plan and certain related incentive programs in the form of tax deduction and governmental subsidies for purchasing new vehicles.  Partly due to such policies and programs, new vehicle sales volumes in China reached 13.6 million units in 2009, representing a 45.5% increase over 2008, according to China Association of Automobile Manufacturers, or CAAM.  Some of such policies and programs have a fixed term and have been phased out upon the expiration of their terms and there is no assurance that they will be replaced by other similarly favorable policies and programs in the foreseeable future.  Any changes, discontinuation or expiration of governmental policies favorable to the automobile industry may discourage consumers from buying new vehicles and, as a result, may have a material adverse effect on our sales and results of operations.

The level of vehicle supply may also vary significantly as a result of changes in PRC governmental policies relating to or affecting the automobile industry.  PRC governmental regulations on automobile imports, production capacity, foreign investment, automobile emission standards and certain other aspects of the industry could affect the supply of new vehicles in the market.  For example, foreign investors currently are not permitted to hold a majority equity interest in any automobile manufacturers in China.  In addition, one foreign investor may only invest in up to two automobile manufacturers that manufacture the same category of vehicles (such as passenger vehicles or commercial vehicles) in China.  If such restrictions are removed, foreign investors may significantly increase their investment and expand their business in China.  As a result, the overall supply of automobiles in China may increase significantly.  Any changes in governmental policies that may increase the overall supply of automobiles in China could subject us to a higher degree of pricing pressure and as a result, our business, financial condition, results of operations and profitability may be materially affected.

The automobile industry is also affected by PRC governmental regulations on the availability of credit, interest rates and other factors that could affect the demand and supply of automobiles.  Any unfavorable changes in such governmental policies may have a material adverse effect on our business, financial condition and results of operations.

Our business will be harmed if overall consumer demand suffers from a severe or sustained economic downturn or if there is an oversupply in the automobile industry.

Our business is heavily dependent on consumer demand and preferences in China.  Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China.  Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand.  These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of discretionary personal income and credit availability.  In 2008 and 2009, a global financial crisis and economic downturn severely affected the economies of most countries in the world, including the U.S. and European countries, particularly with respect to their financial industries.  China has also been severely affected by this downturn.  The PRC government has adopted a series of stimulus policies and incentive programs, including those relating to the automobile industry, to stimulate its economy amid this economic downturn.  Partly due to such policies and programs, China’s GDP grew by 8.7% in 2009, according to the International Monetary Fund.  According to CAAM, the new vehicle sales volumes in China reached 13.6 million units in 2009, representing a 45.5% increase from the previous year.  It is believed that the global economy is recovering from the global financial crisis.  However, if the global economy does not recover as expected, or if such policies and programs of the PRC government are discontinued or changed, the overall economy of China may be adversely affected and the consumer demand for automobiles may drop significantly.  Financial institutions may tighten credit in such event, which in turn could materially affect our ability to finance our purchase of new vehicles from manufacturers.  In addition, consumers’ demand for automobiles is also subject to other factors that are outside of our control.  For example, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/sports utility vehicle models, which typically provide high profit margins to retailers, to smaller, more economical vehicles, which typically have lower margins.

Due to the increased demand of consumers, many automobile manufacturers in China are expanding significantly or plan to expand their production capacity.  If the overall capacity of automobile industry outgrows the demand of consumers, the oversupply of automobiles may occur and we may face increased competition and experience increased pricing pressure.  As a result, our business and profitability could be materially and adversely affected.  Government regulations and related compliance costs may adversely affect our business and profitability.  We are subject to a wide range of national, provincial and local laws and regulations, including licensing requirements.  These laws regulate the conduct of our business, including:

•                  automobile retail sales practices;

•                  automobile parts and services;

•                  used car sales and car rentals;

•                  consumer credit;

•                  deceptive trade practices;

•                  consumer protection;

•                  consumer privacy;

•                  advertising;

•                  land use and zoning; and

•                  health and safety and employment practices.

To be in compliance with such laws and regulations, we need to train our employees, engage third party advisers, implement effective policies or take other necessary compliance actions, which will increase our cost and distract our personnel resources.  If we or our employees at the individual dealerships violate or are alleged to violate these laws and regulations, we could be subject to consumer actions, administrative, civil or criminal actions, investigations and adverse publicity.  Such actions could expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension, cancellation or revocation of our licenses and franchises to conduct dealership operations.  In addition, our noncompliance with such laws and regulations may cause us to fail to renew our licenses when they expire.

Any environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may materially adversely affect our financial condition and results of operations.

We are subject to a wide range of environmental laws and regulations in China, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination.  As with automobile dealerships generally, and vehicle maintenance services providers in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes.  We believe that we are in compliance with all material environmental, health and safety laws and regulations related to our operations and business activities.  The failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us or suspension of our operations.  Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which could materially adversely affect our financial condition and results of operations.

We have not obtained land use rights and building ownership certificates to some of the properties we occupy and we may not be able to use certain of our leased properties that are on collectively owned rural land that is prohibited from being used for commercial purposes.

We have not obtained land use rights and building ownership certificates relating to some of the properties we occupy.  One of our affiliated entities, Beijing Aotong Automobile Trading Co., Ltd., or Aotong, leased a parcel of land from a third party for a term of twenty years starting from July 1, 2003 and constructed the facilities for our Audi dealership on such land.  This parcel of land is part of a larger parcel of land that is covered by a single land use right certificate and does not have a separate land use right certificate.  Due to this lack of a land use right certificate and the fact that we hold such land through a lease, we are not permitted to apply for a building ownership certificate for the facilities constructed on the land and our property rights to such facilities may be limited.

In addition, a number of our affiliated entities, including Beijing Tuozhan Industrial & Trading Development Co., Ltd. (FAW-Volkswagen dealership), Beijing Yuantongqiao Toyota Automobile Trading Co, Ltd. (Toyota dealership), Beijing Tuojiacheng Commercial & Trading Co., Ltd. (Chang An-Mazda dealership) and Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (Shanghai-Volkswagen dealership), have all subleased the respective parcels of land on which they constructed facilities to operate their current businesses. All such land is classified as collectively owned rural land under the PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land.  Under PRC law, collectively owned rural land may not be used for commercial purposes unless it is converted into state-owned land and we may be required to move off such collectively owned rural land.  Under relevant lease and sublease agreements, the economic collectives who own the land will provide necessary assistance for the conversion of such land into state-owned land.  Such land conversion may not be accomplished on terms favorable to us or at all.  Under such agreements, if we are required to move off such land, the economic collectives will provide another comparable piece of land for our business and operation and compensate us for our losses in connection with such relocation.  If such land is not converted into state-owned land, or such economic collectives and/or the third party fail to perform their obligations under such lease or sublease agreements, or such lease and sublease agreements are deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding such land otherwise arise, our business, financial condition and results of operations could be materially and adversely affected if we cannot obtain alternative and comparable sites and properties in a timely manner or at reasonable costs. Furthermore, any disputes or claims relating to such land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations.  Moreover, we have not been able to obtain building ownership certificates and certifications from the relevant fire and environmental protection departments for the facilities constructed on these lands, which may adversely affect our ability to use the facilities.

The seasonality of the automobile industry impacts our operating results.

The automobile industry in China is subject to seasonal variations in revenues.  Demand for automobiles is generally higher before or during certain major Chinese holidays, such as the Labor Day holidays in May and the National Day holidays in October.  Accordingly, we expect our revenues and operating results generally to be higher in these periods than in other months of the year.  Therefore, if circumstances arise during these months that impede automobile sales, such as high fuel costs, automobile supply shortage, unfavorable governmental policy changes, depressed economic conditions or similar adverse conditions, our revenues for the year would be disproportionately adversely affected.  In addition, comparisons of sales and operating results between different periods within a single fiscal year, or between the same periods in different fiscal years, may not be meaningful and should not be relied upon as indicators of our performance.

Our capital costs and our results of operations may be materially and adversely affected by a rising interest rate environment.

We finance our purchases of new vehicle inventory through loans from banks and other lenders under which we are charged interest at floating rates.  We plan to obtain capital for acquisitions and the establishment of dealerships and for other working capital purposes under similar arrangements.  As a result, our debt service expenses may rise with increases in interest rates.  Rising interest rates may also have the effect of depressing demand in the interest-rate sensitive aspects of our business, particularly new and used vehicle sales, because some of our customers finance their vehicle purchases with floating rate loans.  As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues.

Manufacturers may direct us to apply our resources to capital projects and restructurings that we may not otherwise have chosen to do.

Manufacturers may direct us to implement costly capital improvements on certain dealerships as a condition for renewing our franchise agreements with them.  Manufacturers also typically require that their franchises meet specific standards of appearance.  These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value to us, such as acquisitions.

We rely on the services of key personnel, including Mr. Hetong Guo, our founder and chairman, and Mr. Jing Yang, our chief executive officer, and our business and growth prospects may be severely disrupted if we lose their services.  In addition, we are dependent on our ability to attract, train, motivate and retain our store management, sales personnel and automobile engineers and technicians.

Our success depends to a significant degree upon the continued contributions of our management team, including Mr. Hetong Guo and Mr. Jing Yang.  Our business and operations depend to a significant degree on their business vision, industry expertise, experience with our business operations and management skills, as well their relationships with automobile manufacturers, key customers and our employees.  We do not maintain key-man life insurance for Mr. Guo, Mr. Yang or other management team members.  The loss of the services of one or more of our key personnel may materially impair the efficiency, productivity and profitability of our operations.

In addition, we are dependent on the continued service of, and our ability to attract, train, motivate and retain, our store management, sales personnel and automobile engineers and technicians for the performance and continued success of our business.  Due to the strong growth of the PRC economy and the PRC automobile industry, the competition for such personnel is intense.  We may not be able to attract, train, motivate and retain the necessary personnel to grow and develop our business, continue to deliver high quality sales or customer service, or open new dealerships.  Our financial condition, management and results of operations may be materially and adversely affected if we fail to attract and retain the experienced personnel we need.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Hetong Guo, our founder and chairman, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Mr. Hetong Guo, our founder and chairman, beneficially owns 50.8% of our outstanding ordinary shares.  Accordingly, he will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Mr. Guo will also have the power to prevent or cause a change in control.  In addition, without the consent of Mr. Guo, we could be prevented from entering into transactions that could be beneficial to us.  Mr. Guo may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who purchase ADSs in the initial public offering.

Our insurance coverage is limited and we may incur substantial costs in the event of a disruption in our business or other unexpected losses or other events, which could have a material adverse effect on our financial condition and results of operations.

Insurance companies in China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance covering third party liabilities that arise in an enterprise’s ordinary course of business.  Business disruption insurance is available to a limited extent in China, but we have determined that the cost of such insurance and the difficulties associated with acquiring such insurance, together with what we perceive to be a limited risk of disruption, make it impractical for us to subscribe for such insurance.  We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

We rely on computer equipment and software systems to manage our operations and we do not maintain data backup systems.

We are dependent on information management systems to manage, supervise and improve ordering, inventory and logistics management and financial and cash management, minimize the costs of maintaining inventory and improve our overall sales performance.  We intend to continue upgrading our existing information technology systems across our distribution network to operate a uniform platform that is complementary to the expansion of our business.  If our computer equipment or software systems fail, our businesses and operations may be disrupted.  In addition, we do not have any disaster recovery plan and data back-up systems to handle system failures.  Any failure in our computer equipment or software systems could have a material adverse effect on our business, financial condition and results of operations.  Our growth may also be restricted by the capacity of our computer equipment or software systems to meet the increased needs of larger scale operations.

In the course of auditing our consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, we and our independent auditors noted two material weaknesses and certain significant deficiencies in our internal control over financial reporting.  We may incur additional costs in implementing measures to address such weaknesses and deficiencies.  If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence in our reported financial information and the market price of our ADSs may be materially and adversely affected.

Prior to our initial public offering, we had been a private company with limited accounting personnel and other resources with which to implement our internal controls and procedures.  Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.  However, in connection with the audit of our consolidated financial statements for the years ended December 31, 2007, 2008, 2009 and 2010, we and our independent registered public accounting firm identified two “material weaknesses” and certain “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States.  The two material weaknesses identified were: (i) insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements and (ii) lack of an effective independent oversight function to prevent and detect misstatements in financial statements.  The significant deficiencies identified include our ineffective controls over preparation of tax returns, which resulted in an understatement of revenues and overstatement of cost of goods sold in our tax returns for 2007 and 2008.  Although on July 1, 2010 we added to our management team a chief financial officer with U.S. publicly listed company reporting experience and knowledge of U.S. GAAP, such officer will require additional time to hire additional finance and accounting personnel with requisite experience and implement additional measures to address our existing weaknesses and deficiencies in internal control that have been identified. In addition, we may not be able to complete the implementation of such measures in a timely manner.  We are also not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal controls.

Upon the completion of the initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002.  Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011.  In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.  Our management may conclude that our internal control over financial reporting is not effective.  Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting.  In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.  If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information.  This could harm our operating results and lead to a decline in the trading price of our ADSs.  Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting, regulatory investigations and civil or criminal sanctions.

If we grant employee share options or other share-based compensation in the future, our net income could be adversely affected.

We adopted an equity incentive plan prior to the consummation of our initial public offering that permits the grant of incentive share options, non-statutory share options, restricted share, share appreciation rights, restricted share units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company.  Under the 2010 equity incentive plan, we will be permitted to issue options to purchase up to 4,500,000 ordinary shares, plus an annual increase of 1% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors.  As a result of potential future grants under the plan, we expect to incur share-based compensation expenses in future periods.  The amount of these expenses will be based on the fair value of the share-based awards.  We will apply the Accounting Standards Codification Topic 718, Compensation-Stock Compensation, for the accounting treatment of our equity incentive plan.  As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income.  Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us.  Employee share options or other share-based compensation we may grant in the future may have a material adverse effect on our profitability.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The automobile industry is subject to extensive governmental regulations in China, including with respect to foreign ownership of, and the licensing and permit requirements pertaining to, companies engaged in automobile distribution.  We are a Cayman Islands company and a foreign legal person under PRC law.  As a result of foreign ownership restrictions in the automobile distribution industry, we conduct our automobile sales, repair and maintenance and other services and businesses in China by way of a series of contractual arrangements with Lentuo Electromechanical, a company incorporated in China and controlled by Mr. Hetong Guo, our founder and chairman, and its various subsidiaries in China.  Lentuo Electromechanical’s eight subsidiaries hold the relevant licenses, permits and franchises for operating our business in China.  Our wholly owned subsidiaries, Lentuo Hong Kong and Lentuo Beijing, have entered into agreements with Lentuo Electromechanical, all of its shareholders and our eight affiliated entities.  Under such agreements, we are able to exercise effective control over our PRC operating affiliated entities and receive a substantial portion of the economic benefits from our affiliated entities in consideration for the services provided by Lentuo Beijing.  We also have an exclusive option to purchase from Lentuo Electromechanical all or part of its equity interest in each of the affiliated entities.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, the ownership structure of Lentuo Electromechanical, its subsidiaries and Lentuo Beijing, are in compliance with existing PRC laws and regulations; and the contractual arrangements among Lentuo Hong Kong, Lentuo Beijing, the eight affiliated entities, Lentuo Electromechanical and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations.  Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.  We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC government restrictions on foreign investment in the automobile retail business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•                  revoking the business licenses of our PRC subsidiaries and affiliated entities;

•                  discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and affiliated entities;

•                  imposing fines or other requirements with which we may not be able to comply; or

•                  requiring us to restructure the relevant ownership structure or operations.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with Lentuo Electromechanical, its shareholders and subsidiaries for our operations, which may not be as effective in providing operational control as direct ownership.

We rely on the contractual arrangements with Lentuo Electromechanical, its shareholders and its subsidiaries to operate our automobile distribution business in China.  For a description of these contractual arrangements, see “Our Corporate Structure.”  These contractual arrangements may not be as effective in providing us with control over our affiliated PRC operating entities as direct ownership.  If we had direct ownership of our affiliated entities, we would be able to exercise our rights as the equity interest holder to operate and effect changes in such entities.  However, under the current contractual arrangements, as a legal matter, if Lentuo Electromechanical or any of its shareholders or any of the affiliated entities fail to perform his or her or its respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and would be required to rely on legal remedies available under PRC law, including seeking specific performance and claims for damages, which may not be effective. For example, if Lentuo Electromechanical were to refuse to transfer its equity interests in its subsidiaries to us when we exercise the call option pursuant to the contractual arrangements, or if Lentuo Electromechanical were otherwise to act in bad faith toward us, or any of the affiliated entities fail to fulfill the contractual payment obligations to us, then we may be required to take legal action to compel them to fulfill their respective contractual obligations.

All of such contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated PRC operating entities, our ability to conduct our business may be materially adversely affected and we may be unable to continue to consolidate the financial results of our affiliated entities into our results of operations.

Contractual arrangements entered into among Lentuo Beijing, Lentuo Electromechanical and its subsidiaries may be subject to scrutiny by the PRC tax authorities and a finding that Lentuo Beijing, Lentuo Electromechanical and its subsidiaries owe additional taxes could substantially reduce our consolidated net income in the future and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities.  We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Lentuo Beijing, Lentuo Electromechanical and its subsidiaries are not based on arm’s-length prices and adjust any of the Lentuo Electromechanical’s or its subsidiaries’ income in the form of a transfer pricing adjustment.  A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our affiliated entities, which could in turn increase their tax liabilities.  In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for under-paid taxes.  Our consolidated net income in the future may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

The dividends we receive from our PRC operating subsidiary and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations.

Under China’s enterprise income tax, or EIT law, and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.  The Hong Kong Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC operating subsidiary’s direct holding company, is incorporated, does have a tax treaty with the PRC.  That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the “beneficial owners” to those dividends as defined under that tax treaty.  On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601.  Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity.  Circular 601 expressly excludes a “conduit company,” which is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner.  It is still unclear how Circular 601 is being implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a “beneficial owner.”  If Lentuo Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC operating subsidiary.  As a result, our net income would be reduced and our operating results would be adversely affected.

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income.  The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise.  It remains unclear how the PRC tax authorities will interpret such a broad definition.  Substantially all of our management members are based in the PRC.  If the PRC tax authorities subsequently determine that Lentuo International Inc. should be classified as a resident enterprise, then its worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations.  Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions.  Therefore, if Lentuo International Inc. and Lentuo Hong Kong are classified as PRC resident enterprises, the dividends received from our PRC operating subsidiary may be exempted from income tax.  However, it remains unclear how the PRC tax authorities would interpret the PRC tax resident treatment of an offshore company, like Lentuo International Inc., having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by Lentuo Hong Kong and Lentuo Beijing for our cash requirements, including funds necessary to service any debt we may incur.  If Lentuo Hong Kong or Lentuo Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.  Furthermore, relevant PRC laws and regulations permit payments of dividends by Lentuo Beijing only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC laws and regulations, Lentuo Beijing is required to set aside a portion of its net income each year to fund a statutory surplus reserve.  This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital.  As a result, Lentuo Beijing is restricted in its ability to transfer its net assets to us in the form of dividends, loans or advances.  Limitations on the ability of Lentuo Beijing to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs.  Also see “—Risks Related to Our Business and Industry—The dividends we receive from our PRC operating subsidiary and our global income may be subject to PRC tax under the EIT law, which would have a material adverse effect on our results of operations.”

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and all of our revenues are sourced from China.  Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by China’s continued economic growth as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government.  In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.  The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy.  The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources.  Some of these measures benefit the overall economy, but may also have a negative effect on us.  For example, our financial condition and operating results may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.  The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth.  These measures may cause decreased economic activity in the PRC, which could in turn reduce the demand for our services and adversely affect our operating results and financial condition.

The PRC government also extensively regulates the automobile industry in general and automobile distribution in particular.  Changes in these regulations could have a material adverse impact on our business and operations.  See “—Risks Related to Our Business and Industry—Changes in PRC governmental economic policies in relation to the automobile industry may adversely affect our business, operations, financial condition and results of operations.”

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which legal decisions have limited value as precedents.  In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC.  Our PRC operating subsidiary, Lentuo Beijing, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises.  Lentuo Beijing, Lentuo Electromechanical and its subsidiaries are privately owned companies and are subject to various PRC laws and regulations that are generally applicable to companies in the PRC.  These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties.  For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems.  These uncertainties may also impede our ability to enforce the contracts we have entered into.  As a result, these uncertainties could materially and adversely affect our business and operations.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees to personal liabilities, limit our subsidiary’s ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities.  These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

SAFE regulations require PRC residents who make, or have previously made, direct or indirect investments in offshore companies to register those investments.  In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest.  Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are PRC residents in a timely manner.  If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiary under PRC law for foreign exchange registration evasion.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule.  Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures.  We and our PRC employees who will be granted stock options will be subject to the Stock Option Rule when our company became an overseas publicly listed company.  If we or our PRC employees granted stock options fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiary.

In order to utilize the proceeds of our initial public offering, we, as an offshore holding company of our PRC operating subsidiary, may use the proceeds of the offering to make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary.  Any loans to our PRC subsidiary are subject to PRC regulations and approvals.  For example, loans by us to finance the activities of Lentuo Beijing, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary by means of capital contributions.  Any additional capital contributions to Lentuo Beijing must be approved by the MOFCOM.  We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Lentuo Beijing.  If we fail to timely receive such registrations or approvals, or at all, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations would be adversely affected, which in turn would adversely and materially affect our business prospects and growth plan.

Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi.  Under the relevant foreign exchange restrictions in China, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions.  Conversion of the Renminbi for “capital account” transactions, which include foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities.  We cannot assure you that SAFE or other PRC governmental authorities will not further limit, or eliminate, our ability to purchase foreign currencies in the future.  Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies.  If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs.  Furthermore, foreign exchange transactions under the capital account transactions could affect Lentuo Beijing’s ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our cash and cash equivalents are denominated in Renminbi and the net proceeds from our initial public offering are denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following our initial public offering.  In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations.  The Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China.  The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar.  Fluctuations in the exchange rate will also affect the relative value of any dividend we pay after our initial public offering, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.  In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face risks related to epidemics, which may severely disrupt our business and operations.

Our business could be materially and adversely affected by epidemics.  For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS.  During May and June of 2003, the PRC government closed many businesses in China to prevent transmission of SARS.  Since 2003, there have been reports of occurrences of avian influenza in various parts of China, including a number of confirmed human cases and deaths.  In 2009, there was an outbreak of H1N1 influenza virus (also known as “swine flu”) in Mexico and that virus quickly spread to China and other countries, resulting in a world wide epidemic.  Any actual or threatened outbreak of epidemics in China may, among other things, significantly disrupt our business operations and severely restrict the level of economic activity in affected areas, which would in turn reduce the demand for our automobiles and related products and services.

The state of the PRC’s political relationships with other nations may affect the performance of our operations.

We sell automobiles, spare parts, automobile accessories and other automobile-related products supplied by a number of automakers and suppliers.  A significant number of the automakers and suppliers are foreign entities with headquarters in Japan or members of the European Union, or are joint ventures incorporated in the PRC by such foreign entities.  China’s political relationships with, or the general public’s perception towards, other nations, particularly those connected or associated with the automakers or other suppliers, may affect both supply and demand for the relevant automaker or supplier’s products in China.  There can be no assurance that PRC consumers will not alter their brand preferences based on the state of political relations between China and the automaker or supplier’s actual or perceived home country.  Any relevant political dispute and adverse response to it by PRC automobile consumers may cause a decline in our revenue and profits and materially and adversely affect our financial condition, results of operations and prospects for growth.

Risks Related to our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control.  This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States.  A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets.  The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings.  The market price of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the market price of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow, including as a result of seasonality;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•                  announcements of new services and expansion by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  potential litigation or regulatory investigations; and

•                  fluctuations in market prices for our services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.  We cannot assure you that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of our initial public offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future.  The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act.  We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions.  These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.  For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs if we are classified as a PRC “resident enterprise.”

Under the EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs, subject to reduction by an applicable tax treaty, if such income is sourced from the PRC.  Although our company is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if Lentuo International Inc. is classified as a PRC resident enterprise.  Any such tax will reduce the returns on your investment in our ADSs.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes.  Specifically, we will be classified as a PFIC in any taxable year if either:  (1) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income.  “Passive income” includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income.  We do not believe we were a PFIC for the taxable year ending December 31, 2010.  However, there can be no assurance that we will not be a PFIC for the taxable year ending December 31, 2011 or any future taxable year.  PFIC status is tested after the close of each year and will depend on our assets and income in such year.  We may become a PFIC for the current taxable year or a future taxable year if the market price of our

ADSs or ordinary shares remains below the initial public offering price and we continue to hold substantial amounts of cash and cash equivalents.  We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F that are filed with the SEC.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under “Item 10.  Additional Information—Taxation—U.S. Federal Income Taxation”), you may become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements.  For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.  Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands.  Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2011 Revision) and the common law of the Cayman Islands.  The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.  The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States.  In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States.  Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•                  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•                  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.  As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.  For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2011 Revision) and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States.  Substantially all of our current operations are conducted in the PRC.  In addition, most of our directors and officers are nationals and residents of countries other than the United States.  A substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.  For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities”.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement.  Under the deposit agreement, you must vote by giving voting instructions to the depositary.  Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions.  You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares.  Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 21 days.  When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter.  If we ask for your instructions, the depositary will as soon as practicable after receipt of notice from us notify you of the upcoming vote and will arrange to deliver our voting materials to you.  We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions.  This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above.  This may make it more difficult for shareholders to influence the management of our company.  Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.  However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs.  For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration.  The depositary may also determine that it is not feasible to distribute certain property through the mail.  Additionally, the value of certain distributions may be less than the cost of mailing them.  In these cases, the depositary may determine not to distribute such property.  We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions.  We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs.  This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

These restrictions may cause a material decline in the value of our ADSs.  You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities.  Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to holders of ADSs, or are registered under the provisions of the Securities Act.

The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse.  We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective.  Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American depositary receipts, or ADRs, are transferable on the books of the depositary.  However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties.  The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period.  The depositary may also close its books in emergencies, and on weekends and public holidays.  The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies.  We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.  For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.  In addition, we will incur additional costs associated with our public company reporting requirements.  It may also be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers due to increased risks of liability to our directors under these rules and regulations.  We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Shareholders of a public company may bring securities class action suits against the company following periods of instability in the market price of that company’s securities.  If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit.  Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.  In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4                   INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Mr. Hetong Guo, our chairman, founded our business in 1994 and opened our first authorized dealership under the FAW-Volkswagen franchise in 1997.  Since then, we have opened five additional franchise dealerships, including an Audi dealership and a FAW-Mazda dealership in 2003, a Shanghai-Volkswagen dealership in 2004, a Toyota dealership in 2005 and a Chang An-Mazda dealership in 2008.  Prior to our reorganization, these franchised dealerships were operated under the control of their parent company, Beijing Lentuo Electromechanical Group Co., Ltd., or Lentuo Electromechanical, a PRC-incorporated entity controlled by Mr. Hetong Guo.

In anticipation of our overseas listing and to facilitate foreign investment in our company, we reorganized our corporate structure and incorporated Lentuo International Inc. as an offshore holding company in the Cayman Islands and wholly owned subsidiaries in both the Hong Kong Special Administrative Region and Beijing, China in 2009. Through a series of contractual arrangements entered into in January and June 2010, Lentuo Electromechanical transferred the effective control over our automobile retail business to Lentuo Hong Kong and Lentuo Beijing.  Mr. Hetong Guo held the same controlling interest in our company immediately before and after the reorganization.  Accordingly, the reorganization has been reflected in our financial statements as if the current corporate structure had always existed and our results of operations, assets and liabilities are stated at their historical carrying amounts. In June 2011, we opened another FAW-Volkswagen dealership in Beijing. In June 2011, we opended another FAW-Volkswagen dealership in Beijing.

The following diagram illustrates our company’s corporate structure as of the date of this annual report:

(1)                                  The following table sets forth our affiliated entities as of the date of this annual report:

Affiliated Entity	Function
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	FAW-Volkswagen dealership
Beijing Aotong Automobile Trading Co., Ltd.	Audi dealership
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	FAW-Mazda dealership
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Toyota dealership
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Chang An-Mazda dealership
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Shanghai-Volkswagen dealership
Beijing Tuozhan Automobile Repair Co., Ltd.	Automobile repair shop
Beijing Lentuo Automobile Leasing Co., Ltd.	Automobile leasing
Beijing Lentuo Tongda Automobile Sales Service Co., Ltd.	FAW-Volkswagen dealership

(2)                                  Lentuo Electromechanical’s shareholders include Mr. Hetong Guo, Mr. Jing Yang, Ms. Xiaoli Geng, Mr. Chuanxin Sun, Mr. Xueyuan Han and Ms. Miusi Yang.  At the time the agreements related to the contractual arrangements with our PRC affiliated entities were executed in January and June 2010, each of Lentuo International Inc. and Lentuo Electromechanical was 75% owned by Mr. Hetong Guo, 6% owned by Mr. Jing Yang, 6% owned by Ms. Xiaoli Geng, 6% owned by Mr. Chuanxin Sun, 6% owned by Mr. Xueyuan Han and 1% owned by Ms. Miusi Yang.

(3)                                  Exclusive Technology Consulting and Service Agreement.

(4)                                  Exclusive Call Option Agreement.

(5)                                  Powers of Attorney.

(6)                                  Equity Interest Pledge Agreement.

Contractual Arrangements with Our PRC Affiliated Entities

We do not have any direct equity interest in any of the nine PRC affiliated entities.  Between January 2010 and April 2011, we entered into a series of contractual arrangements, including exclusive technology consulting and service agreements, exclusive call option agreements, equity interest pledge agreements and powers of attorney, which enable us to:

•                  exercise effective control over these eight affiliated entities owned by Lentuo Electromechanical;

•                  receive a substantial portion of the economic benefits from these affiliated entities in consideration for the services provided by Lentuo Beijing, our wholly owned subsidiary in China, and also assume the economic losses of these affiliated entities; and

•                  have an exclusive option to purchase all or part of the equity interests in each of the affiliated entities when and to the extent permitted by PRC laws.

Accordingly, we have consolidated the historical operating results of each of the eight affiliated entities as our variable interest entity in our financial statements according to U.S. GAAP.  Furthermore, as our reorganization was conducted between entities under the common control of Mr. Hetong Guo, the historical financial results, assets and liabilities of the affiliated entities and Lentuo Electromechanical have been reflected in our consolidated financial statements as if the current organizational structure had always existed.

Exclusive Technology Consulting and Service Agreements

Lentuo Beijing entered into an exclusive technology consulting and service agreement with each of the affiliated entities.  Under this agreement, Lentuo Beijing will provide technology consulting and services and other significant resources necessary for the business operation of each affiliated entity on an exclusive basis.  The term of the agreement is ten years starting from the execution date of the agreement.  The agreement may be terminated upon written confirmation of both parties before its expiration.  Otherwise, the agreement will be automatically renewed for an additional ten years.  Each affiliated entity agrees to pay service fees to Lentuo Beijing on a quarterly basis in an amount equal to 100% of such entity’s quarterly profit.

Exclusive Call Option Agreements

Lentuo Hong Kong and Lentuo Electromechanical entered into an exclusive call option agreement with each of our affiliated entities.  Under such agreement, Lentuo Electromechanical irrevocably granted Lentuo Hong Kong or its designee person an exclusive call option to purchase, when and to the extent permitted under PRC law, all or part of the equity interests of Lentuo Electromechanical in each of the affiliated entities.  The exercise price for the option will be determined by the parties based on the valuation by the competent authority and should be the lowest price as permitted under PRC law.  The exclusive call option agreement will remain valid and effective for ten years starting from the execution date of the agreement and is renewable at the discretion of Lentuo Hong Kong for an additional ten years.  The exclusive call option agreement provides that, without the prior written consent of Lentuo Hong Kong or its designated person:

•                  each affiliated entity may not amend its articles of association or increase or reduce its registered capital;

•                  each affiliated entity may not (i) sell, transfer, mortgage, or otherwise dispose of or grant a security interest in its assets, business, revenue or interest; (ii) incur, succeed, guarantee or admit any liability, except for those incurred in the ordinary course of business and not incurred through the loan; (iii) enter into any material contract in the amount of RMB100,000 or more, except for those incurred in the ordinary course of business; or (iv) provide a loan or credit to any person;

•                  each affiliated entity may not merge with or acquire interest from or invest in any third parties;

•                  each affiliated entity may not declare or pay any dividends to its shareholder and may only declare and pay all attributable profit to its shareholder upon the request by Lentuo Hong Kong or its designated person; and

•                  Lentuo Electromechanical may not sell, transfer, mortgage or otherwise dispose of or grant security interest on its equity interest in each affiliated entity.

In addition, Lentuo Hong Kong is obligated to provide unlimited financial funding to each affiliated entity when and if required.

Powers of Attorney

Lentuo Electromechanical executed a power of attorney appointing Lentuo Hong Kong as its sole and exclusive agent and irrevocably authorized Lentuo Hong Kong to, as long as Lentuo Electromechanical remains a shareholder of the affiliated entities, exercise the following shareholder’s rights in each of the affiliated entities owned by Lentuo Electromechanical: (i) attending shareholders’ meetings and signing resolutions of shareholders’ meetings of each affiliated entity; (ii) exercising all shareholders’ rights granted by laws and the articles of association of each affiliated entity, including but not limited to shareholders’ voting rights and the rights relating to the sale, transfer, mortgage or disposal of all or part of Lentuo Electromechanical’s equity interest in each affiliated entity; and (iii) designating and appointing the legal representative, chairman, directors, supervisors, general manager and other management members of each affiliated entity.

All of the shareholders of Lentuo Electromechanical also executed a power of attorney appointing Lentuo Beijing as their sole and exclusive agent and irrevocably authorized Lentuo Beijing to, as long as such shareholders remain shareholders of Lentuo Electromechanical, exercise the following shareholders’ rights in Lentuo Electromechanical: (i) attending shareholders’ meetings and signing resolutions of shareholders’ meetings of Lentuo Electromechanical; (ii) exercising all shareholders’ rights granted by laws and the articles of association of Lentuo Group, including but not limited to shareholders’ voting rights and the rights relating to the sale, transfer, mortgage or disposal of all or part of the equity interests in Lentuo Electromechanical; and (iii) designating and appointing the legal representative, chairman, directors, supervisors, general manager and other management members of Lentuo Electromechanical.

Equity Interest Pledge Agreement

Under the equity interest pledge agreement between Lentuo Beijing and Lentuo Electromechanical, Lentuo Electromechanical pledged its entire equity interests held in each of the affiliated entities to Lentuo Beijing to secure the payment obligations of each affiliated entity under the exclusive technology consulting and service agreement with Lentuo Beijing.  Upon the occurrence of certain events of default specified in the equity interest pledge agreement, Lentuo Beijing may enforce the equity interest pledge by complying with certain required procedures under PRC laws and regulations.

Corporate Information

Our principal executive offices are located at A-18 Huagong Road, Guangqumenwai, Chaoyang District, Beijing, China 100124.  Our telephone number at this address is (86-10) 6778 3955 and our fax number is (86-10) 6778 0229.  Our registered office is located at Marquee Place, Suite 300, 430 West Bay Road, P.O. Box 32052, Grand Cayman KYI-1208, Cayman Islands, British West Indies.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above.  Our website is www.lentuo.net.  The information contained on our website does not constitute part of this annual report.  Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Our Business

Overview

We are the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues, according to the CADA.  From 2008 to 2010, we operate six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations, according to the CADA. Three of our six dealerships are also among the leading dealerships in China for their respective brands as measured by individual dealership new vehicle sales volume.  In June 2011, we opened a new FAW-Volkswagen dealership in Beijing.

We provide a “one-stop shop” experience for our customers by offering them a wide range of automobile products and services in each of our franchise dealerships, or 4S dealerships, as they are commonly known in China.  “4S” stands for sales, spare parts, services and survey, and is understood to mean that our dealerships offer a full range of automobile retail services.  We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance services, and provide a channel for vehicle manufacturers to gather customer feedback.  We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services.  In 2010, our new vehicle sales accounted for 91.4% of our total revenues, our automobile repair and maintenance service operations accounted for 8.2% and our insurance and finance-related services and other operations accounted for 0.4%.

Our dealerships sell six different brands and over 30 different models of new passenger vehicles.  We have one dealership for each of the following brands:

•                  FAW-Volkswagen, a joint venture between Volkswagen and the Chinese automaker FAW;

•                  Audi, selling imported Audi-branded vehicles as well as those domestically manufactured by FAW-Volkswagen;

•                  FAW-Mazda, a joint venture between Mazda and FAW;

•                  Shanghai-Volkswagen, a joint venture between Volkswagen and the Chinese automaker SAIC Motors;

•                  Toyota, selling imported Toyota-branded vehicles as well as those domestically manufactured by FAW-Toyota, a joint venture between Toyota and FAW; and

•                  Chang An-Mazda, a joint venture between Mazda and the Chinese automaker Chana Auto.

Dealership Operations

Overview

The following is a breakdown of our franchise dealerships:

Franchise Dealership	Date of Initial Operation
FAW-Volkswagen	December 1997
Audi	March 2003
FAW-Mazda	March 2003
Shanghai-Volkswagen	May 2004
Toyota	April 2005
Chang An-Mazda	April 2008
FAW-Volkswagen(Tongda)	June 2011

Each of our dealerships is operated as a distinct profit center for a specific franchise and engages in vehicle sales, automobile repair and maintenance service operations and other related services at one location.  Our dealerships are supported by a network of smaller showrooms that we set up in areas with significant customer concentration and convenient transportation access.  Operated at a much lower cost than the 4S stores, these showrooms are not associated with any specific franchise, but provide wider geographic coverage and function as our marketing outposts for multiple brands in order to access a larger pool of potential customers and channel them to our specific brand-name dealerships suitable to the customers’ purchasing needs.

The following table sets forth our revenues by brand for the three years ended December 31, 2010:

	Year Ended December 31,
Brand/Dealership	2008 (RMB in thousands)	% of Total	2009 (RMB in thousands)	% of Total	2010 (RMB in thousands)	% of Total
Audi	640,973	34.2%	729,954	31.2%	1,061,124	31.5%
FAW-Volkswagen	483,221	25.7%	642,941	27.5%	754,791	22.4%
FAW-Mazda	322,414	17.2%	393,736	16.8%	523,666	15.6%
Shanghai-Volkswagen	124,592	6.6%	164,848	7.0%	465,877	13.9%
Toyota	205,266	10.9%	233,074	10.0%	355,810	10.6%
Chang An-Mazda	98,300	5.2%	172,584	7.3%	197,178	5.9%
Unallocated	4,513	0.2%	4,354	0.2%	25,223	0.7%
Elimination	0	0.0%	0	0.0%	(20,000)	-0.6%
Total	1,879,279	100.0%	2,341,491	100.0%	3,363,669	100.0%

The following table sets forth our revenues and gross margin by revenue source for the three years ended December 31, 2010:

	Year Ended December 31,
	2008		2009		2010
	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)
New vehicle sales	1,744,610	7.6%	2,131,403	7.3%	3,075,045	6.2%
Automobile repair and maintenance service	125,809	43.6%	203,083	57.4%	274,076	59.7%
Other services	8,860	94.0%	7,005	96.7%	14,548	91.9%
Total	1,879,279	10.4%	2,341,491	11.9%	3,363,669	10.9%

Franchise Agreements with Automobile Manufacturers

Each of our dealerships operates a franchise granted by the applicable automobile manufacturer (or in some cases the authorized distributor).  The typical automobile franchise agreement specifies the area within which the dealer has the right and obligation to sell the manufacturer’s automobiles and related parts and products and to perform certain approved services.  The designation of such areas and the allocation of new vehicles among dealerships are subject to the discretion of the manufacturer, which generally does not guarantee exclusivity within a given territory to a dealership.  The franchise agreement grants the dealer the non-exclusive right to use and display the manufacturer’s trademarks, service marks and designs in the form and manner approved by the manufacturer.

Our franchise agreements, together with the manufacturers’ dealership manual, services manual or operating standards book that are referenced in the franchise agreements, impose requirements on virtually every aspect of our dealership’s operations.  For example, such agreements typically contain provisions and standards related to:

•                  the achievement of certain sales and customer satisfaction targets;

•                  inventories of new vehicles and manufacturer replacement parts;

•                  the maintenance of necessary net working capital;

•                  facilities and placement of signage;

•                  procedures for inspection, testing and evaluation by the manufacturer;

•                  advertising, marketing, deposit and warranty practices;

•                  products authorized to be offered to customers;

•                  after-sales services;

•                  data sharing regarding market trends and customer statistics;

•                  dealership management;

•                  personnel training;

•                  information systems; and

•                  dealer’s monthly and annual sales and financial reporting to the manufacturer.

Our compliance with these requirements is closely monitored by the manufacturers.  Any failure to comply that is not cured within a specified period of time may give rise to early termination of the franchise agreement by manufacturers.  In addition, a number of franchise agreements contain provisions requiring the manufacturer’s prior approval of changes in ownership, management or organizational structure of the dealership.

Most of our franchise agreements expire after a specified period of time, ranging from one to two years, and we expect to renew any expiring agreements in the ordinary course of business.  Typical franchise agreements provide for termination or non-renewal by the manufacturer under certain circumstances, including:

•                  failure to maintain any license, permit or authorization required for the conduct of business;

•                  insolvency or bankruptcy of the dealership;

•                  failure to adequately operate the dealership or to maintain the required capitalization level;

•                  impairment of the reputation or financial condition of the dealership;

•                  failure to meet sales targets or customer satisfaction criteria;

•                  difficulties in personnel management or organizational structure that hamper the implementation of material terms of a franchise agreement;

•                  refusal to submit to the manufacturer’s inspection;

•                  change of control of the dealership without the manufacturer’s approval;

•                  failure to complete facility upgrades required by the manufacturer or agreed to by the dealer; or

•                  material breach of other provisions of the franchise agreement.

A number of our franchise agreements also allow either party to terminate the agreement under any circumstances as long as a prior written notice is given.  Although our franchise agreements may not be renewed or may be terminated prior to the conclusion of their terms, we have not, to date, experienced any such termination or non-renewal.

New Vehicle Sales

We represent German and Japanese brands of luxury and mid-line vehicles and sell six different brands and over 30 different models of new passenger vehicles, including sedans, sports cars, sport utility vehicles and mini-vans.  In 2010, we sold 18,176 new vehicles through our dealerships.  New vehicle sales constituted 91% of our total revenues and 52% of our total gross profit for the year ended December 31, 2010.  The following tables set forth a number of key metrics for our new vehicle sales operations at each of our dealerships for the three years ended December 31, 2010:

	Year Ended December 31, 2010
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	937,043	719,370	479,549	439,402	324,943	174,738
Cost of goods sold	(843,494)	(664,624)	(465,589)	(418,566)	(317,699)	(173,419)
Gross profit	93,549	54,746	13,960	20,836	7,244	1,319
Gross margin	10.0%	7.6%	2.9%	4.7%	2.2%	0.8%
Units sold	2,172	6,418	3,196	2,973	1,625	1,792
Revenues per unit (RMB)	431,419	112,086	150,047	147,798	199,965	97,510
Gross profit per unit (RMB)	43,070	8,530	4,368	7,008	4,458	736

	Year Ended December 31, 2009
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	635,360	620,956	358,933	148,154	209,880	158,120
Cost of goods sold	(577,865)	(570,533)	(346,863)	(137,753)	(195,735)	(146,748)
Gross profit	57,495	50,423	12,070	10,401	14,145	11,372
Gross margin	9.0%	8.1%	3.4%	7.0%	6.7%	7.2%
Units sold	1,580	6,791	2,476	1,349	1,173	1,678
Revenues per unit (RMB)	402,127	91,438	144,965	109,825	178,926	94,231
Gross profit per unit (RMB)	36,389	7,425	4,875	7,710	12,059	6,777

	Year Ended December 31, 2008
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	584,665	466,917	302,221	111,904	188,486	90,417
Cost of goods sold	(543,057)	(433,711)	(275,850)	(102,568)	(174,697)	(82,669)
Gross profit	41,608	33,206	26,371	9,336	13,789	7,748
Gross margin	7.1%	7.1%	8.7%	8.3%	7.3%	8.6%
Units sold	1,469	5,336	2,025	913	1,025	921
Revenues per unit (RMB)	398,002	87,503	149,245	122,567	183,889	98,173
Gross profit per unit (RMB)	28,324	6,223	13,023	10,226	13,453	8,413

We sell new vehicles to individual retail customers as well as institutional customers such as taxi companies and government entities.  Our sales to individual retail customers accounted for approximately 97.5% of our total new vehicle sales in 2010.  The Beijing municipal government has procured certain brands of vehicles, such as Volkswagen and Audi, from our dealerships since 2003.

We acquire our new vehicle inventory from manufacturers.  Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers.  The new vehicles we sell are either made in China by joint ventures formed between foreign manufacturers and domestic automakers such as FAW, SAIC Motors and Chana Auto or imported directly from foreign manufacturers.  Our sales of joint venture-manufactured vehicles accounted for 59.0% of our total new vehicle sales in 2010.  We finance our inventory purchases through our short-term credit facilities with the manufacturers and a number of Chinese domestic banks.

A typical new vehicle retail sale creates additional profit opportunities for a dealership through the receipt of manufacturer incentives, the sale of third-party finance or insurance products in connection with the retail sale and the service and repair of the vehicle sold.  We seek to establish long-term relationships with our customers that will result in repeat and referral business.

Automobile Repair and Maintenance Service

We provide automobile repair and maintenance service and sell replacement parts and automobile accessories at all of our franchise dealerships, primarily for the vehicle brands sold at those dealerships.  We also maintain one automobile repair shop in close proximity to one of our dealerships.  Automobile repair and maintenance service accounted for approximately 8.2% of our total revenues and 44.4% of our total gross profit for the year ended December 31, 2010.  The following table sets forth the number of service bays we operate and the daily repair capacity at each of our franchise dealerships and repair shop as of May 31, 2011:

Store	Number of Service Bays	Daily Service Capacity (Number of Vehicles)
Audi	40	104
FAW-Volkswagen	29	85
Shanghai-Volkswagen	20	65
Toyota	32	95
FAW-Mazda	32	95
Chang An-Mazda	24	80
Other	38	100
Total	215	624

Our existing service capacity has been sufficient to meet historical service demands and we have not experienced any shortage of service staff or service bays.  We believe our existing capacity at all of our dealerships can sustain the expansion of our automobile repair and maintenance services in the next 12 months.  Beyond this 12-month period, we plan to add service bays at the Audi and Chang An-Mazda dealerships by 2012, in anticipation of the service demands outgrowing our more limited capacity at these two dealerships.

Historically, our automobile repair and maintenance service revenues have been more stable than our new vehicle sales.  Industry-wide, automobile repair and maintenance service revenues have consistently increased over time primarily due to the increased cost of maintaining vehicles, the added technical complexity of newer vehicles and the increased number of vehicles on the road.  Our automobile repair and maintenance service business benefits from the service work generated through the sale of new vehicles under factory warranty to customers who typically service their vehicles at the same location at which they purchased them.

In our automobile repair and maintenance service operations, we provide routine automobile repair and maintenance for normal wear and tear of a vehicle and for damages not covered by warranty or insurance, which is typically paid for by the customers themselves.  In addition, we also provide repairs for vehicle damages that are under factory warranty or covered by insurance, which is paid for either by automobile manufacturers or by insurance companies.  For the year ended December 31, 2010, our service work paid for by manufacturers and insurance companies accounted for approximately 19% of our automobile repair and maintenance service revenues.

We believe that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to remain current with the necessary expertise to perform major or technical repairs, especially for luxury and mid-line vehicles.  In addition, all manufacturers require factory warranty work to be performed only at authorized dealerships.  As a result, unlike independent service stations or independent car dealerships with service operations, our franchise dealerships are specifically qualified to perform work covered by manufacturer warranties on increasingly technologically complex vehicles.  All of the automobile mechanics employed by us to perform repair and maintenance work at our various dealerships were either certified by the automobile manufacturers or had graduated from manufacturer-approved or industry-certified training programs.

We also assist in automobile recalls conducted by the automakers.  In the event of a recall campaign, the automakers typically notify us prior to the commencement of the campaign and provide us with various documents including repair instructions and the response script for customers’ frequently asked questions.  We maintain records of all relevant correspondence with our customers and provide regular updates to the automaker regarding the recall campaign.  We are not liable for any damages caused by the automaker under the recalls.  All of our work done in connection with the recalls is charged to the automaker.

We seek to retain each vehicle purchaser as a long-term customer of our automobile repair and maintenance service department.  Currently approximately 50.0% of our customers return to our dealerships for services after the factory warranty expires.  We believe a significant opportunity for growth exists in our automobile repair and maintenance service business as we further improve our operations and offer cost-effective services and competitive pricing to retain customers when the factory warranty expires.  Each of our dealerships has systems in place to track customer maintenance records and to notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services.  Service and repair activities are an integral part of our overall approach to customer service, and our automobile repair and maintenance service business offers our customers all the services needed to maintain their vehicles.

In order to improve the profitability of our automobile repair and maintenance service business and the quality of our services, we continue to recruit and train technicians and other employees at our service centers.  We also have staff dedicated to maintaining periodic contact with our customers.  Furthermore, we have continued to add sophisticated equipment to our service centers to assist our technicians in identifying issues with our customers’ vehicles and promoting incremental service sales.

Other Services

Insurance and Finance.  We assist our customers in procuring automobile insurance products, such as mandatory third-party insurance and insurance covering fire, theft and body damage, and also help arrange for third-party financing of the sale of new vehicles to customers.  The third-party vendors with whom we have established regular business relationships include, among others, PICC Property and Casualty Company, the financing subsidiaries of FAW, Volkswagen and Toyota, Huaxia Bank and Shenzhen Development Bank.  We assist our customers in selecting the insurance and financing products that best suit their specific needs.

We earn sales-based commissions on all of the financing and insurance products we sell for third parties, including manufacturer-affiliated finance subsidiaries and insurance companies.  In 2010, we arranged for customer financing and insurance on approximately 5.2% and 46%, respectively, of the new vehicles purchased at our dealerships.  For the year ended December 31, 2010, insurance and finance services accounted for less than 0.4% of our total revenues.  We do not assume liability for the credit risk associated with these financing transactions, which is instead borne by the financial institutions providing the credit.  We also do not bear any risk related to insurance payments, which is borne by the insurance companies providing the coverage.  We receive favorable pricing on many of the insurance products that we provide as a result of our size and sales volume.

Other.  Car rental business used to account for an insignificant portion of our total revenues and gross profit prior to the initial public offering.  We expects to begin leasing vehicles to customers by the third quarter of 2011, which is part of our strategy to diversify our revenue drivers.  our leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the new quota system.  A customer in our leasing program can use the new vehicle according to the leasing arrangement.  If this customer obtains a license plate through the new lottery-based licensing system, the Company may transfer the title of the leased vehicle to the customer, and the original license plate of the leased vehicle can be reused by the Company for other customers.  We believe that our strong market presence and brand recognition in Beijing will enable us to capture a significant share of this rapidly growing car rental market.

Dealership Management

In managing our dealership portfolio, we employ a system whereby certain administrative and strategic functions of the business are centralized, while each franchise dealership is separately managed following the automobile manufacturer’s specific guidelines and standards on operations for that franchise.  Our corporate office is responsible for, among other things, the capital structure of the business, its expansion and operating strategy, internal controls, parts procurement and negotiation with third-party vendors.  The centralization of key functions at the group level enables us to recognize certain synergies within our dealership operations as a whole, gain better bargaining power over third parties and obtain volume-based rebates or discounts from suppliers.  This management structure has also helped us establish ourselves under a single, independent brand name in the market in which we operate.

The implementation of our operational, policies and procedures, which are established by our corporate office, is the responsibility of each dealership’s management team.  The general manager of each dealership, with assistance from the managers of vehicle sales, automobile repair and maintenance service, marketing and administration, is ultimately responsible for the operation, personnel and financial performance of his or her dealership.  We link compensation of our dealership management team to performance by relying on an incentive-based pay system.  We compensate our general managers based on dealership profitability, while our departmental managers and salespeople are similarly compensated based on departmental profitability and individual performance.

We plan to develop and install an Enterprise Resource Planning system, which is a company-wide dealership management tool and database, across all of our dealerships to better manage our daily operations, better understand our customer profiles, and implement more effectively our vehicle sales and service marketing programs and financial control systems.  Through this new system, we intend to aggregate financial, accounting and operational data received from our dealerships and create a consolidated view of the business for our corporate management to monitor our sales, profitability and inventory on a regular basis.

Suppliers

We source all of our new vehicles from the joint ventures established by foreign automakers in China or their exclusive distributors in China.  The automobile manufacturers set annual non-binding supply quotas of new vehicles for each of their franchise dealerships as part of the annual sales plans.  These quotas are determined after consideration of a variety of factors, including the manufacturer’s own annual production plans and the dealership’s purchase orders and sales record, and may be changed at the manufacturer’s discretion.  In addition, we source our spare parts from the automakers and also source certain automobile accessories and other automobile-related products from independent suppliers.

We take ownership of the automobiles from the manufacturers upon delivery of the automobiles.  New vehicles are delivered to us on the basis of orders placed by each of our dealerships.  The manufacturers are responsible for the transportation of the new automobiles and bear the associated costs, such as insurance and logistical expenses.  Title and risk of the new automobiles are transferred to us at our dealerships or our warehouses.

In line with industry practice, the automobile manufacturers require dealers to make full payment of the purchase price before delivery of the new vehicles.  We typically obtain short-term credit facilities from banks or the manufacturers’ financing subsidiaries.  The maximum amount we can draw from the facilities depends on the amount of deposits we are required to maintain at the relevant financing institutions.  The financial institutions typically pay the purchase price out of credit facilities and we will then repay the loan under the financing arrangements.  In such cases, title and risk of the new vehicles are still transferred to us at our dealership upon delivery.

Our top three suppliers are automobile manufacturers that supply us with new automobiles and spare parts.  Purchases from our top three suppliers, FAW-Volkswagen, Audi and FAW-Mazda, accounted for approximately 77.6% of our total purchases in 2008, 75.8% of our total purchases in 2009 and 68.3% of our total purchases in 2010.  Our top suppliers that accounted for more than 10% of our total purchases were Audi, FAW-Volkswagen, FAW-Mazda and Shanghai-Volkswagen in 2010, FAW-Volkswagen, Audi and FAW-Mazda in 2007 and 2009, and FAW-Volkswagen, Audi, Toyota and FAW-Mazda in 2008.

Inventory Management

We manage and maintain our inventories to achieve cost-efficiency, quality control and the timely distribution and sales of new vehicles, spare parts and automobile accessories.  We monitor our inventory at each of our dealerships using a database tool, which enables our senior management to be actively involved in setting inventory standards and in managing our inventory turnover of each dealership in a real-time manner.  In addition, the function of inventory sourcing is concentrated at our group level, which enables us to utilize our aggregate budgeting, ordering and procuring power with an aim to obtain competitive pricing.

Customer Service

The success of our dealerships depends in significant part on our ability to deliver a positive experience to our customers.  As typically required by automobile manufacturers, we operate a customer service center with dedicated staff at each of our dealerships.  We closely follow the service guidelines issued by manufacturers and have implemented standardized, customer-friendly sales and service processes.  For example, we have a routine procedure to seek customer feedback throughout a customer’s visit as well as a customer-friendly sales menu designed to provide clear disclosure of transaction terms.  To evaluate our performance, we conduct customer satisfaction surveys by phone on a monthly basis that are designed to reach all of our customers in that month.  Based on the analysis of customer feedback, we adopt measures to improve our service quality.  We believe these processes improve the sales and service experience of our customers.

In addition to following manufacturers’ service manuals, we take additional steps to further enhance our customer service.  We emphasize the importance of customer satisfaction to our key store personnel by basing a portion of their compensation on the quality of customer service they provide in connection with vehicle sales and service, as determined through our customer satisfaction surveys.  Each of our dealerships has systems in place to track personal customer information and maintenance records.  Such systems can send text messages to notify owners of vehicles purchased at our dealerships when their vehicles are due for periodic servicing and also generate greetings to our customers on special occasions such as birthdays, anniversaries or festivals.

Marketing

Our marketing efforts focus on both mass marketing and targeted marketing and are designed to build our business with a broad base of repeat, referral and new customers.  In addition to certain promotional events in connection with new automobile models which we jointly organize with the relevant automakers, we engage in a broad range of marketing and advertising activities on our own initiative.  Such activities primarily include on-site marketing events, newspaper, radio and Internet advertisements, text messaging and outdoor billboard advertisements.  We typically increase our marketing and promotional activities shortly before the Chinese New Year holidays in January or February, the Labor Day holidays in May and the National Day holidays in October.  Because we have consolidated our operations under the retail brand of Lentuo, we are able to focus our efforts on building consumer awareness of our single retail brand as well as on the individual brands that are sold at our dealerships.

We also market our dealerships and vehicle offerings via the Internet.  We believe new car buyers increasingly consult the Internet for new car information, which often results in better-informed customers and a more efficient sales process.  As part of our Internet marketing strategy, we are developing websites and an Internet sales process that appeal to on-line automobile shoppers.  Furthermore, we also seek to obtain high visibility on the Internet through Internet search engines or popular website portals.

Competition and Pricing

The automobile retail industry is highly competitive.  In a large metropolitan area such as Beijing, where we operate all of our existing businesses, consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have such a vehicle serviced.  According to the CADA, as of December 31, 2009, there were over 600 franchise automobile dealerships in operation in the Beijing metropolitan area and over 13,000 franchise dealerships in operation in all of China.

Vehicle Sales

In vehicle sales, our dealerships compete with other dealerships operating in Beijing.  We are subject to competition from dealers that sell the same brands of new vehicles that we sell and from dealers that sell other brands of new vehicles that we do not sell.  We do not typically have cost advantages in purchasing new vehicles from the manufacturers.  Instead, we rely on advertising and merchandising, sales expertise, service reputation, strong local brand names and the location of our dealerships and showrooms to sell new vehicles.  As we further grow our used vehicle operations, we will compete with other franchise dealerships, independent used car dealers, Internet-based vehicle brokers and private parties for the supply and resale of used vehicles.  We believe that the principal competitive factors in vehicle sales are the ability of dealerships to offer a wide selection of popular vehicles, pricing, location of dealerships, suitability of the facility, on-site management, on-site repair and maintenance services and the quality of customer service.  Our main competitors in the local Beijing market include Beijing Automobile Repair Company, Beijing Tengda Automobile Sales & Service Co., Ltd. and Beijing Yuntong Group.  We will face increased competition from other dealer groups as we expand into other regional markets in China.

The price of the vehicles we sell are determined by a number of factors, including the retail price suggested by manufacturers, market demand for the vehicles sold and standard retail rebates and dealer incentive rebates offered by manufacturers.  Except for certain popular vehicles that are in high demand and can sell at the suggested retail prices, car dealers typically pass on the standard retail rebates offered by manufacturers to customers in order to promote sales and meet manufacturers’ assigned sales targets.  As a result, a dealer’s ability to sell new vehicles at competitive prices substantially depends on the extent of incentive rebates such dealer can obtain from the manufacturers.  The size, scale and operating track record of a dealership are important factors for negotiating incentive rebates with manufacturers.  We have generally received the full purchase rebates allowable under the manufacturers’ sales policy as a result of our scale, operating history and high customer satisfaction ratings.

Automobile Repair and Maintenance Service

In automobile repair and maintenance service, we compete with other franchise dealers to perform warranty repairs and with other automobile dealers and franchises and independent service centers for non-warranty repair and routine maintenance business.  We compete with other automobile dealers, service stores and auto parts retailers in our parts operations.  We believe that the principal competitive factors in repair and maintenance service operations are the use of factory-approved replacement parts, price, the familiarity with a manufacturer’s brands and models, the quality of customer service and a dealer’s ability to develop long-term customer relationships that generate repeat business.  Automobile manufacturers typically set the price we charge our customers for providing automobile repair and maintenance services under factory warranties.  A number of regional service center chains, independent garages as well as some competing franchise dealers may offer certain automobile repair and maintenance services at prices lower than those we offer.

Insurance and Finance

In insurance and finance services, we face competition in arranging insurance and financing for our customers’ vehicle purchases from a broad range of financial institutions.  Many financial institutions are now offering insurance and finance products directly to customers, which may reduce our commission income from the sale of these products.  Our ability to offer manufacturer-subsidized financing terms as part of an incentive-based sales strategy can place us at a competitive advantage relative to independent companies.  We believe that the principal competitive factors in the vehicle insurance and finance business are interest rates, convenience of “one-stop shopping”, which we offer by arranging vehicle insurance and financing at the point of purchase, product knowledge and flexibility in contract length.

Acquisitions

We may compete with other dealer groups for acquisitions.  Some of our competitors may have greater financial resources, which could drive up the acquisition pricing of target dealerships.  We may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing buyers or if pricing increases to the point where an acceptable rate of return is not likely to be achievable.

Regulations on Automobile Industry

General Policies on Automobile Industry

The Policy on Development of Automobile Industry, or the Automobile Development Policy, was promulgated by the NDRC on May 12, 2004 and became effective on May 21, 2004.

The Automobile Development Policy contains provisions relating to, among other things, the PRC automobile industry’s technology policies, structure adjustments, market entry requirements, trademark usage, product development, spare parts sales, distribution networks, investment administration, customs administration and automobile consumption.  One of the Automobile Development Policy’s objectives is to develop the PRC automobile industry and make China a major automobile manufacturing country before 2010.

The Policy on Automobile Trade was promulgated by the MOFCOM on August 10, 2005.  The Policy on Automobile Trade includes both general policy and detailed rules in relation to the sales of automobiles (including used automobiles), distribution of used automobiles and automobile parts, automobile scrapping and recycling of scrapped automobiles, and automobile international trade.

Branded Automobile Sales

The Measures for the Implementation of Administration of Branded Automobile Sales, or the Measures for Branded Automobile Sales, were promulgated by the MOFCOM, the NDRC and the State Administration for Industry and Commerce, or the SAIC, on February 25, 2005 and became effective on April 1, 2005.

Branded automobile sales, under the Measures for Branded Automobile Sales, mean the sales activities of automobile suppliers or their authorized automobile distributors that are operated under a uniform shop name, identification and trademark in China, and the automobile brand distributors, under the Measures for Branded Automobile Sales, refer to enterprises authorized by automobile suppliers to engage in automobile sales and services.

According to the Measures for Branded Automobile Sales, the MOFCOM is responsible for the administration of branded automobile sales in China and the SAIC is responsible for the supervision and administration of branded automobile sales in respect of automobile brand distributors’ incorporation and registration with SAIC.  A company that intends to be incorporated as an automobile brand distributor or to engage in branded automobile sales business shall first obtain the authorization of automobile brand sales from automobile suppliers and then file relevant documents with the SAIC as an automobile brand distributor.  With the filing and registration with the SAIC, such company is qualified to apply to competent local counterparts of SAIC for approving its business scope as including “branded automobile sales.”  Furthermore, after the automobile brand distributors complete all the above procedures they shall also file relevant documents with competent provincial counterparts of the MOFCOM as required under the Measures for Branded Automobile Sales.  Any entity that fails to obtain an automobile supplier’s authorization and complete such filings and registrations before engaging in branded automobile sales shall be ordered to cease its business and any gains from such inappropriate operations shall be confiscated.  Such entity may also be subject to a fine of up to RMB200,000.

In addition, on December 23, 2010, the Beijing municipal government issued the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations. Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government. Such quota will be allocated 88% to first-time individual buyers and 12% to business buyers on a monthly basis through a lottery system. Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota. This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the quota for 2011 is 240,000, or 20,000 per month. The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective, which we expect will adversely affect our results of operations as well.

Automobile Repair and Maintenance Services

The Regulation on Road Transportation was promulgated by the State Council on April 30, 2004 and became effective on July 1, 2004.

In accordance with the Regulation on Road Transportation, the Ministry of Communications is responsible for the road transportation administration in China, and any individual or entity engaged in road transportation and related operations shall abide by the Regulation on Road Transportation.  To engage in the automobile repair and maintenance business, an operator shall file an application with competent local counterparts of Ministry of Communications and obtain a road transportation license.  Any individual or entity that engages in automobile repair and maintenance business without license shall be ordered to cease operations by the competent local counterparts of Ministry of Communications.  Any gains from unlicensed operations shall be confiscated and such individual or entity shall be subject to a fine of two to ten times such gains.  Where such individual or entity has gains of less than RMB10,000, such individual or entity shall be subject to a fine of RMB20,000 to RMB50,000.

Furthermore, the Provisions on the Administration of Motor Vehicle Maintenance, or the Provisions on Motor Vehicle Maintenance, were promulgated by the Ministry of Communications on June 24, 2005 and became effective on August 1, 2005.  The Provisions on Motor Vehicle Maintenance adopt a license classification system for automobile maintenance business based on types of vehicles served, service capabilities and service activities.  Licenses for automobile maintenance are classified into three classes, Class I, Class II and Class III.  The licenses for Class I and Class II are valid for a term of six years and the licenses for Class III are for a term of three years.

Automobile Leasing

The Administrative Measures of Operating Automobile Leasing Business in Beijing, or Beijing Measures of Automobile Leasing, were promulgated by the Transportation Administration of Beijing on March 20, 2009 and became effective on April 1, 2009.

In accordance with the Beijing Measures of Automobile Leasing, to engage in an automobile leasing business, an operator shall file relevant documents with a competent local transportation authority to obtain an automobile leasing operating certificate with a term of three years.  Any operator that engages in the automobile leasing business without a license shall be ordered to cease its operations by the competent local transportation authority and shall be subject to a fine of RMB10,000 to RMB20,000.

Concurrent-Business Insurance Agencies

The Interim Measures on the Administration of Concurrent-Business Insurance Agency, or Measures on Concurrent-Business Insurance Agency, were promulgated by China Insurance Regulatory Commission, or the CIRC, and became effective on August 4, 2000.

Concurrent-business insurance agencies, as defined under the Measures on Concurrent-Business Insurance Agencies, mean entities entrusted by the insurance companies to conduct insurance agency business on behalf of such insurance companies, on top of such entities’ own businesses.  The Measures on Concurrent-Business Insurance Agencies provide that a concurrent-business insurance agency shall obtain the Power of Attorney for Concurrent-Business Insurance from the insurance companies and file an application with the CIRC to obtain the License for Concurrent-Business Insurance Agencies.  The entity that fails to obtain such license shall be banned from conducting concurrent-business insurance by the CIRC or its competent local counterparts, and the gains from such operation shall be confiscated, and the entity shall be subject to a fine of one to five times such gains.  Where such gains are less than RMB200,000, the entity shall be subject to a fine of RMB200,000 to RMB1,000,000.

The Trial Measures on the Administration of Concurrent-Business Insurance Agencies, or Trial Measures of Concurrent-Business Insurance Agencies were promulgated by the CIRC on October 24, 2006 and became effective on December 1, 2006.  The Trial Measures of Concurrent-Business Insurance Agencies only apply to Beijing and Liaoning Province.  All of our insurance operations are located in Beijing and therefore we are subject to the Trial Measures of Concurrent-Business Insurance Agencies.  According to the Trial Measures of Concurrent-Business Insurance Agencies, a concurrent-business agency in Beijing can apply to Beijing counterpart of the CIRC for the License for Concurrent-Business Insurance Agencies.  Furthermore, such licenses are classified into three categories, Class A, B and C.  A Class A license holder is permitted to establish agency relationship with an unlimited number of insurance companies; a Class B license holder is permitted to establish agency relationship with up to five insurance companies; a Class C license holder is only permitted to establish agency relationship with one insurance company.  The license under the Trial Measures of Concurrent-Business Insurance Agencies is valid for a term of two years, while the license under the Measures on Concurrent-Business Insurance Agencies is valid for a term of three years.

Used Automobile Sales

The Measures for the Administration of the Circulation of Used Automobiles, or Measures of Used Automobiles were promulgated by the MOFCOM, the Ministry of Public Security, the SAIC, and the State Administration of Taxation, or SAT, on August 29, 2005 and became effective on October 1, 2005.

Used automobiles, as defined under the Measures of Used Automobiles, mean automobiles that are traded during a period after such automobiles are first registered with relevant authorities until they meet the compulsory scrapping standards in China.  The used automobile distributors shall, within two months of their establishment, file relevant documents with the competent provincial authorities in charge of commerce.  In addition, for a foreign-invested enterprise, or FIE, to engage in the used automobiles business, it shall obtain a prior approval from the competent provincial authorities in charge of commerce.

Automobile Loans

The Measures for Administration of Automobile Loans, or Measures of Automobile Loans, were promulgated by the People’s Bank of China, or PBOC, and the China Banking Regulatory Commission, or CBRC, on August 16, 2004 and became effective on October 1, 2004.

Automobile loans, as defined under the Measures of Automobile Loans, refer to the loans granted by commercial banks, credit cooperatives in both urban and rural areas and non-banking financial institutions to purchasers of automobiles (including used automobiles), including individual purchasers, entity purchasers, automobile distributors and other institutions.  The term of automobile loans to automobile distributors shall not exceed one year.  The asset liability ratio of an automobile distributor who applies for automobile distributor loans shall not exceed 80%, and such distributor must have sufficient, stable and lawful income or assets to repay both the principal of and interests on the loans.

Restriction on Foreign Investment in Automobile Sales Industry

Under both the Measures for Branded Automobile Sales and the Measures for the Administration of Foreign Investment in Commercial Sectors, promulgated by the MOFCOM on April 6, 2004 and becoming effective on June 1, 2004, a foreign investor who owns more than 30 automobile dealerships in China was not permitted to own more than 49.0% of equity interest in such dealerships prior to December 11, 2006.  Such restrictions were terminated after December 11, 2006 under the two regulations, consistent with China’s commitment to the World Trade Organization.

Nevertheless, the Catalogue of Industries for Guiding Foreign Investment, or the Guiding Catalogue, first promulgated on June 20, 1995 and as last amended by the NDRC and the MOFCOM on October 31, 2007 and effective on December 1, 2007, continues to classify “automobile wholesale, retail and distribution” as a restricted foreign investment industry and requires that, if over 30 automobile dealerships are to be set up by a foreign investor, those dealerships shall be established as joint ventures with Chinese partners holding a majority interest.

Jingtian & Gongcheng, our PRC counsel, has advised that there is an inconsistency among the relevant regulations on foreign investment restrictions in the automobile distribution business and that it remains uncertain whether foreign investors can own and operate over 30 automobile dealerships in the form of wholly foreign-owned enterprises, or WFOEs.  In light of such uncertainty and our business development in the future, we chose to establish our corporate structure through contractual arrangements instead of direct equity investment, see “Item 3.  Key Information — D. Risk Factors—Risks Related to Our Corporate Structure” and “— A. History and Development of the Company.”

C.                                    Organizational Structure

For a description of our organizational structure, See “Item 4.  Information on the Company—A. History and Development of the Company.”

D.                                    Property, Plant and Equipment

Currently, we operate six franchises situated at six dealership locations, ten independent showrooms and one independent repair shop in Beijing, China.  Set forth in the table below is certain information relating to the principal properties that we use in our business.

Occupant	Location	Use	Lease/Own
Tuozhan Industrial & Trade Development Co., Ltd.	292 Zhangjiadian, Shibalidian Town, Chaoyang District, Beijing	FAW-Volkswagen dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Lentuo Aotong Automobile Trading Co., Ltd.	A-1 Yaojiayuan Road East, Dongfangjiye International Auto City, No. 1 Exhibition Hall, Beijing	Audi dealership, 6,100 square meters

We own the facilities; the underlying land is state-owned land on a lease from Beijing Dongfang Jiye Investment Co., Ltd., or Dongfang Jiye, and is part of a larger parcel of land as to which Dongfang Jiye has the land use right*

Lentuo Chengxin Commercial & Trading Co., Ltd.	15 Wanyuan Street, Economic & Technology Development Zone, Beijing	FAW-Mazda dealership, 9,000 square meters	We own the facilities and the land use right as to the underlying land
Lentuo Huitong Automobile Sales Service Co., Ltd.	Block D, 56 East Fourth Ring Expressway South, Chaoyang District, Beijing	Shanghai-Volkswagen, 5,500 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Yuantongqiao Toyota Automobile Trading Co., Ltd.	18 Huayuancui North, Gaobeidian Town, Chaoyang District, Beijing	Toyota dealership, 7,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Tuojiacheng Commercial & Trading Co., Ltd.	Block E, 56 East Fourth Ring Expressway South, Beijing	Chang An-Mazda dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing

Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Tuozhan Automobile Repair Co., Ltd.	Hengjiezicui, Shibalidian Town, Chaoyang District, Beijing	Auto repair and maintenance store, 1,300 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*

*                                         For risk associated with such land, see “Item 3 key information—D. Risk Factors—Risks Related to Our Business and Industry—We have not obtained land use right and building ownership certificates to some of the properties we occupy and we may not be able to use certain of our leased properties that are on collectively owned rural land that is prohibited from being used for commercial purposes.”

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2008, 2009 and 2010, included elsewhere in this annual report.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that involve risks and uncertainties.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.  In evaluating our business, you should carefully consider the information provided in “Item 3.  Key Information—D. Risk Factors.”

A.                                    Operating Results

Factors Affecting Our Financial Performance and Results of Operations

We believe the key general factors affecting our financial performance and results of operations include:

•                  Market demand and supply.  Our revenues are significantly affected by the demand for new automobiles in China.  Market demand for automobiles is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China’s road networks and other infrastructure.  The rapid growth of China’s economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization.  These factors helped drive the significant growth in automobile retail sales in China in recent years.  However, the automobile industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers’ respective production capacities.  Retail sales could slow down or decrease if growth in the Chinese economy slows or if the expanded production capacity of automobile manufacturers leads to an over-supply of new vehicles, and our revenues may be negatively affected as a result.

•                  Competition.  We face increasing competition in China and our results of operations may be affected not only by competition among automobile manufacturers in terms of vehicle quality, model variety, price and delivery time, but also by competition from other dealerships in the same region who sell the same brands and models of automobiles as we do.  Our financial condition and results of operations may be adversely affected if we fail to successfully compete against such dealerships in terms of price, location, quality of customer service and the ability to attract repeated business.

•                  Government policies.  Our results of operations may be affected by government policies and regulations relating to the automobile industry in China, such as PRC governmental policies on foreign investment in the automobile retail business as well as any policies or regulations affecting market demand.  Any government policies favorable or unfavorable to the automobile retail industry could impact our revenues and results of operations in the future.

Our results of operations in any given period are also directly affected by company-specific factors, including:

•                  Size and scope of our dealership network.  Our revenues are directly affected by the number, location and performance of our franchise dealerships.  Revenues will grow as we seek to increase the size and scope of our dealership network.  Before 2011, We operated six franchise dealerships and our sales volumes for the year ended December 31, 2010 amounted to 18,176 vehicles.  We plan to open three new dealerships in Beijing and at least seven in other cities.  In June 2011, we opened a new FAW-Volkswagen dealership in a central business area of Beijing.  During the ramp-up period of any new dealerships, our operating results may be negatively affected by the new openings.

•                  Product and service mix.  Changes in product and service mix in connection with our sale of goods and provision of services may affect our profitability and gross margin.  We offer a diversified portfolio of automobile brands, and the Audi brand, our luxury brand, typically generates a higher gross profit margin than our mid-line brands.  The aggregate gross margins from our new vehicle sales vary based on the relative proportion of our sales attributable to mid-line brands and our luxury brand.  In addition, our automobile repair and maintenance service and the arrangement of financing and insurance for our customers generally result in higher gross profit margins than new vehicle sales.  Although a substantial majority of our revenues are currently generated from our new vehicle sales business, the proportion of revenues and profit contributed by our automobile repair and maintenance service business has increased over the three-year period ended December 31, 2010, primarily due to the rapid expansion of our after-sales customer base and increase in demand for automobile repair and maintenance services.  We expect to continue expanding our higher margin products and services to meet the increasing market demand.

•                  Pricing.  Our revenues are directly affected by the price of our products and services.  The average selling price of the new vehicles sold by us was RMB149,252 in 2008, RMB141,650 in 2009 and RMB169,182 ($25,634) in 2010.  The average selling price is calculated by dividing the total revenues generated through new vehicle sales by the total number of new vehicles sold by us during the relevant year.  We expect the price of new vehicles to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition.  However, our average selling price of new vehicles may fluctuate period over period depending on the mix of vehicles we sell during a particular period that consists of different models in different price ranges.  We seek to increase the sales of vehicle models that generate higher gross margins.

•                  Impact of dealership acquisitions.  We are implementing an acquisition strategy and plan to pursue selective acquisitions of additional dealerships as a means of growing our business. Our ability to identify, acquire, effectively manage and integrate new dealerships into our existing franchise network, the consideration we pay for those acquisitions and the performance of the acquired dealerships will have a significant effect on our financial condition and results of operations..

•                  Cost of goods sold and purchase rebates.  Our gross profit is directly affected by our cost of goods sold.  Our cost of goods sold consists primarily of the purchase cost of new vehicles from automobile manufacturers, which is determined by the manufacturers.  Our purchase cost of new vehicles may be reduced by any purchase rebates we can obtain from the manufacturers.  Automakers typically determine the rebates with reference to a number of factors including, among others, our sales volume, our ability to achieve sales targets, our operating history and customer satisfaction survey results.  Any significant change to our cost of goods sold, in particular the purchase cost of new vehicles as offset by the rebates, will affect our financial condition and results of operations.

•                  Seasonality.  Our revenues are subject to seasonal variations.  Demand for automobiles is generally higher before or during certain major Chinese holidays, such as the Labor Day holidays in May and the National Day holidays in October.  Our revenues and operating results are generally higher around these periods than in other months of the year.  If circumstances arise during these months that impede automobile sales, such as high fuel costs, automobile supply shortages, unfavorable governmental policy changes, depressed economic conditions or similar adverse conditions, our revenues for the year would be disproportionately adversely affected.  As a result of these fluctuations, comparisons of our sales and operating results between different periods within a single fiscal year, or between the same periods in different fiscal years, may not be always meaningful and should not be relied upon as an important indicator of our performance.

•                  Taxation.  A number of uncertainties under PRC tax regulations could adversely affect our results of operations.  For example, if Lentuo Hong Kong is considered a non-PRC-resident enterprise but is not qualified as a “beneficial owner” of the dividends paid by our PRC subsidiaries, a 10% withholding tax (as opposed to a reduced 5% withholding tax) would be imposed on our dividend income received from PRC subsidiaries.  However, if Lentuo Hong Kong is considered a PRC-resident enterprise, then the dividend income received from PRC subsidiaries would be exempt from withholding tax.  The interpretation of “beneficial owner” and “resident enterprise” remains uncertain under existing PRC tax regulations and the resolution of such uncertainty could reduce our net income.  We do not know when additional clarity on these tax treatments will become available.  We currently believe Lentuo Hong Kong should be considered as a non-PRC resident enterprise for PRC tax purposes as discussed under “—Taxation—PRC Taxation.”

Key Components of Results of Operations

Revenues

A substantial majority of our revenues is derived from new vehicle sales.  The remaining portion of our revenues is generated by our automobile repair and maintenance service operations and other sources, such as insurance and finance agency services and car rentals.  All of our revenues are currently derived from our operations in Beijing, China.  The table below sets forth a breakdown of our revenues by revenue source for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	1,744,610	92.8%	2,131,403	91.0%	3,075,045	465,916	91.4%
Automobile repair and maintenance service	125,809	6.7%	203,083	8.7%	274,076	41,526	8.2%
Other services	8,860	0.5%	7,005	0.3%	14,548	2,204	0.4%
	1,879,279	100.0%	2,341,491	100.0%	3,363,669	509,646	100.0%

Our revenues from new vehicle sales and automobile repair and maintenance service have grown significantly in the three-year period ended December 31, 2010, driven primarily by increasing market demand for new vehicles and automobile repair and maintenance service in China and our enhanced sales efforts to meet this demand.  During this period, we strived to increase our sales by introducing new popular models, improving our customer service, incentivizing our sales and service managers and fully utilizing our existing capacity.  In December 2010, Beijing’s municipal government announced a new traffic control policy to limit the issuance of new car license plates to 240,000 in 2011 through a new lottery system.  We expect the new quota system imposed by the Beijing government will have a short-term negative impact on our revenue in 2011 before (i) we fully diversify our sources of revenues through acquisitions in other cities and (ii) the revenue of maintenance services play a more pivotal role in the overall revenue contribution.  However, we believe our proactive acquisition strategy and increased revenue contribution from repair and of maintenance service will enable us to offset such negative impact in the long term.

Cost of Goods Sold

The principal components of our cost of goods sold are the cost of new vehicles purchased from automobile manufacturers, the cost of spare parts and automobile accessories and the salaries and compensation expenses of automobile repair and maintenance personnel for our automobile repair and maintenance service operations.  Our cost of goods sold has grown significantly in the three-year period ended December 31, 2010, in line with the substantial growth of our revenues.  The following table sets forth a breakdown of our cost of goods sold by revenue source for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Cost of goods sold:
New vehicle sales	1,612,552	85.8%	1,975,497	84.4%	2,883,938	436,960	85.7%
Automobile repair and maintenance service	70,974	3.8%	86,432	3.7%	110,487	16,740	3.3%
Other services	532	*	234	*	1,177	179	*
	1,684,058	89.6%	2,062,163	88.1%	2,995,602	453,879	89.0%

*                                         Less than 0.1%.

The purchase cost of new vehicles is affected by the purchase rebates we receive from the automobile manufacturers.  Manufacturers settle the rebates with us by deducting the rebate amounts from the prices payable by us for our subsequent vehicle purchases.  Rebates relating to automobiles purchased and sold are deducted from cost of goods sold, while rebates relating to automobiles purchased but still held on the reporting date are deducted from the carrying value of these items so that the cost of inventories is recorded net of applicable rebates.  For the years ended December 31, 2008, 2009 and 2010, rebates granted to us amounted to approximately RMB128.7 million, RMB151.1 million and RMB190.6 million ($28.9 million), respectively.

We expect our cost of goods sold to continue to grow as we expand our dealership network and seek to represent more brands and increase the scope of our new vehicle sales.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold.  Gross margin is equal to gross profit divided by revenues.  The table below sets forth a breakdown of our gross profit and gross margin by revenue source for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Gross profit:
New vehicle sales	132,058	7.6%	155,906	7.3%	191,107	28,956	6.2%
Automobile repair and maintenance service	54,835	43.6%	116,651	57.4%	163,589	24,786	59.7%
Other services	8,328	94.0%	6,771	96.7%	13,371	2,025	91.9%
	195,221	10.4%	279,328	11.9%	368,067	55,767	10.9%

The decrease in our gross margin from 2009 to 2010 was primarily driven by the increase in revenues from our new vehicle sales operations as a percentage of total revenues from 91.0% to 91.4%.  The decreasing trend of gross margin from our new vehicle sales operations was primarily resulted from market competition.  Meanwhile, the gross profit and gross margin of our automobile repair and maintenance service operations increased in 2010 compared to 2009.  The increase was mainly attributable to the increase of serviced vehicles.  We achieved continuing growth in gross margin for our automobile repair and maintenance service business from 2008 to 2010 because we enhanced our sales efforts in response to increased market demand and substantially increased our revenues from automobile repair and maintenance service by more fully utilizing our existing capacity.  In particular, we included automobile repair and maintenance service sales as a key factor in evaluating the performance of dealership general managers, further incentivizing them to improve the automobile repair and maintenance service sales.  After the rapid growth of our new vehicle sales in 2009 and 2010, we expect the gross margin for our automobile repair and maintenance service business at our existing dealerships to remain relatively stable going forward. We expect our overall average gross profit and gross margin to grow as we further expand our higher margin products and services, including the automobile repair and maintenance service business.

Operating Expenses

Our operating expenses consist of selling, marketing and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Operating expenses:
Selling, marketing and distribution expenses	37,615	2.0%	38,774	1.7%	52,173	7,905	1.6%
General and administrative expenses	23,320	1.2%	31,851	1.4%	37,824	5,731	1.1%
	60,935	3.2%	70,625	3.1%	89,997	13,636	2.7%

Selling, Marketing and Distribution Expenses.  Our selling, marketing and distribution expenses primarily include salaries and other compensation expenses of employees in vehicle sales and customer service departments, provisions for depreciation of properties used for sales purposes, advertising and promotion expenses and utilities and rental expenses for dealership premises or underlying lands used in sales activities.  Our selling, marketing and distribution expenses remained relatively stable as a percentage of our revenues in the three-year period ended December 31, 2010.  We anticipate such expenses will continue to increase as we expand our dealership network and build our operations in additional regional markets in China, but will remain stable as a percentage of revenues in the near future.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of salaries and other compensation expenses of management, accounting and administrative personnel, utilities, rental expenses and provision for depreciation of properties or underlying lands used in connection with administrative activities, and professional service fees and other administrative costs not related to the delivery of services.  Our general and administrative expenses have increased primarily as a result of our expanding operations and hiring of additional staff to support our growth.  Our general and administrative expenses as a percentage of revenues decreased from 2009 to 2010 as the result of our rapid growth of revenues in 2010.  We expect such expenses to continue to increase as our business expands.  We have also incurred additional costs to meet the requirements of being a public company in the U.S., such as hiring additional staff with experience in U.S. GAAP and SEC reporting requirements and developing internal audit, disclosure control and compliance functions.

Interest Expenses

Our interest expenses primarily include interest paid on short-term loans and bills payable, interest on late tax payments and miscellaneous bank charges. For the years ended December 31, 2008, 2009 and 2010, interest expenses represented 1.8%, 1.4% and 1.5% of our revenues, respectively. We use short-term loans for working capital purposes, including financing our new vehicle purchases. Bills payable are guaranteed by restricted cash and are used to pay for new vehicle purchases as well. During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable. During a period of weak vehicle sales, the average balances of our short-term loans often increase and we also maximize the use of bills payable to finance vehicle purchases, resulting in increased interest expenses. Our interest expenses on short-term loans and bills payable have increased primarily as a result of our expanding operations and increase of new vehicle sales in 2010. In addition, our interest expense on late tax payments grew significantly in the three-year period ended December 31, 2010 as a result of our underpayment of tax in 2007 and 2008. The PRC tax authorities require us to pay in full all of our outstanding taxes payable, including interest charges on the late payments, by December 2011 according to an agreed upon payment schedule. We expect our interest expenses to increase as our purchases of and prepayments for new vehicles increase due to the continuing expansion of our business.

	Year Ended December 31,
	2008		2009		2010
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Interest expense:
Interest on short-term loans	16,533	0.9%	16,941	0.7%	21,434	3,248	0.6%
Interest on bills payable	11,042	0.6%	1,011	*	7,552	1,144	0.2%
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	4,647	0.2%	12,728	0.5%	20,909	3,168	0.6%
Bank charge	1,213	0.1%	2,608	0.1%	3,937	596	0.1%
	33,435	1.8%	33,288	1.4%	53,832	8,156	1.5%

*                                         Less than 0.1%.

Taxation

The Cayman Islands and Hong Kong Special Administrative Region

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  Dividend payments are not subject to withholding tax in the Cayman Islands.  There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.  The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company.

Lentuo Hong Kong, our wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% on the estimated assessable profits arising in Hong Kong.  As a holding company, Lentuo Hong Kong does not have any operations in Hong Kong.  Dividend payments are not subject to withholding tax in Hong Kong.

PRC

Pursuant to the PRC EIT law and relevant regulations that were applicable before January 1, 2008, our PRC subsidiary and affiliated entities were generally subject to enterprise income taxes at a statutory rate of 33%.  Such income tax rate was reduced to 25% under the current EIT law that became effective on January 1, 2008.  The effective tax rate applicable to our operations, which are located entirely in the PRC, was 27% in 2008, 28% in 2009 and 28% in 2010.

Under the EIT law and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.  The Hong Kong Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC subsidiary’s direct holding company, is incorporated, does have a tax treaty with the PRC.  That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the “beneficial owners” of those dividends as defined under that tax treaty.  On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601.  Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity.  Circular 601 expressly excludes a “conduit company,” which is established for the purposes of tax avoidance and dividends transfer and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner.  It is still unclear how Circular 601 is implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a “beneficial owner.”  If Lentuo Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC subsidiary.  As a result, our net income would be reduced and our operating results would be adversely affected.

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income.  The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise.  It remains unclear how the PRC tax authorities will interpret such a broad definition.  Substantially all of our management members are based in the PRC.  If the PRC tax authorities subsequently determine that Lentuo International Inc. and Lentuo Hong Kong should be classified as a resident enterprise, then its worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations.  Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions.  Therefore, if Lentuo International Inc. and Lentuo Hong Kong are classified as PRC resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax.  However, it remains unclear how the PRC tax authorities would interpret the PRC tax resident treatment of an offshore company, like Lentuo International Inc., having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

For the years ended December 31, 2007 and 2008, we underpaid our PRC income tax, which resulted in an unrecognized tax benefit.  The relevant PRC tax authorities require us to pay in full all of our outstanding taxes for 2007 and 2008, including interest charges on the late payments, by December 30, 2011 according to an agreed upon payment schedule.  We intend to pay off the remaining liability by December 2011.  We will use cash generated from our operating activities to pay for the outstanding tax liability and we believe this payment will not have material adverse impact on our financial condition and results of operations.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period.  We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources.  Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.  Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.  For further information on our significant accounting policies, see note 2 to our consolidated financial statements included elsewhere in this annual report.  We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

For each of our revenue sources described below, our revenues are recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the goods have been delivered or the services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) collectability is reasonably assured.

New vehicle sales.  We and our customer sign an agreement containing the significant terms of sales to evidence that an arrangement exists.  Delivery of the automobile is evidenced by the customer’s sign-off on an acceptance form upon receipt.  The purchase price is fixed or determinable because it is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently.  For the substantial majority of sales, the customers pay the full purchase price in cash upon delivery of the automobile.  We conduct thorough credit checks on customers prior to extending credit to such customers.  Some customers obtain loans at market terms through third party financial institutions.  We arrange for the customer to pick up the automobile only after the customer’s loan application is approved and we typically receive the full payment from the financial institution within two weeks of the delivery date.  Financial institutions bear full collection risk and there is no recourse to us in the event a customer defaults on the loan payments.  We have not experienced any defaults on payments from financial institutions once a loan application has been approved.  Therefore, collectability is considered reasonably assured when a customer’s loan application is approved.  Accordingly, revenues on new vehicle sales are recognized by us upon delivery of the automobile to the customer, which coincides with when all the conditions required for revenue recognition have been met.

Automobile repair and maintenance service.  Revenues generated from automobile repair and maintenance service are recognized after services have been rendered and accepted by the customer.  A work order detailing the services to be provided and the preliminary price estimate is signed by the customer and service representative from us prior to the requested service being performed.  When the service has been completed, the customer signs a settlement worksheet as evidence of acceptance of the services provided and the final fees charged for such services which signifies persuasive evidence of an arrangement and performance of services.  Fees are considered fixed or determinable because no subsequent concessions such as discounts, rebates, refunds or other price changes are provided subsequent to the customer’s acceptance.  The majority of automobile repair and maintenance services provided by us are paid in full by the customer upon delivery of the serviced automobile to the customer.  We also accept repair work that is paid directly by the customer’s insurance company.  Collectability is considered reasonably assured as we verify that the service and charges are acceptable under the customer’s insurance policy coverage directly with the insurance company prior to performing the work.  Lastly, fees charged to suppliers for automobile repair and maintenance services covered by supplier’s warranties are based on standard rates billed to customers and insurance companies for such services.  Suppliers settle fees charged for warranty-covered services on a monthly basis.  Collectability is considered reasonably assured as we deal with only reputable insurance companies and suppliers and, historically, we have not experienced any significant defaults for payment.  Based on the above, revenues on automobile repair and maintenance service are recognized upon completion of the requested services and delivery of serviced automobile to the customer, which coincides with when all the conditions required for revenue recognition have been met.

Other services.  Revenues from other services are primarily commission fees that third party insurance firms pay to us for arranging for customers to obtain automobile insurance or that third party financial institutions pay to us for arranging for customers to obtain financing loans, as well as revenues from the provision of automobile leasing services.  We are not a party to the insurance or financing contracts, which are solely between the third party insurance company or financial institution and the customer.  Persuasive evidence of the arrangement is documented in a contract signed by the third party insurance company or financial institution and us.  The commission fees are fixed and non-refundable once received.  Payment of the commission fee coincides with the completion of the required service that results in the recognition of revenue.  We had limited operations relating to automobile leasing services, which accounted for an insignificant portion of total revenues for all years presented herein.  Revenues from the provision of automobile leasing services are recognized ratably over the lease terms in accordance with Accounting Standards Codification, or ASC, 840.  All leases have been accounted for as operating leases.

In accordance with ASC sub-topic 605-45, Revenue Recognition: Principal Agent Considerations, we act as the principal in our automobile sales and repair and maintenance transactions with the customers.  Accordingly, we record revenues from automobile sales and automobile repair and maintenance services on a gross basis.  In all such arrangements, we contract directly with our customers, serve as the primary obligor and assume inventory risk.

In accordance with the relevant tax laws in the PRC, value-added taxes, or VAT, are levied on the invoiced value of sales and are payable by the purchaser.  We are required to remit the VAT we collect to the tax authority, but may deduct the VAT we have paid on eligible purchases.  The difference between the amounts collected and paid is presented as a VAT recoverable or payable balance on the consolidated balance sheets.  We recognize revenues net of VAT.

We are subject to business tax on certain revenues earned in the PRC at an applicable rate of 5%.  However, revenues derived from sales of automobiles and automobile repair and maintenance service are not subject to business tax.

Inventories

Inventories, consisting of new automobiles, spare parts and accessories, are stated at the lower of purchased cost net of rebates or market value.  Purchase cost is determined by the weighted-average method.

We provide inventory allowances on new automobiles when conditions indicate that the selling price is less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand.  Spare parts and accessories are reviewed to determine if the inventory quantities are in excess of forecasted usage, or if they have become obsolete.  We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels, although this rarely happens.  Unfavorable changes in general market and economic conditions may result in a need for additional inventory reserves that could adversely impact our gross margins.

Our purchase arrangements with certain automobile manufacturers entitle us to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods.  We account for these rebates in accordance with ASC sub-topic 605-50, Revenue Recognition: Customer Payments and Incentives.  Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on our purchase estimates.  For rebates based on achieving a specified cumulative level of purchases, we calculate the amount of rebate based on our actual purchase volume to date from the automobile manufacturer multiplied by the applicable rebate rate for the cumulative purchase level we expect to achieve.  As a result, the amount of rebates can vary should our estimate differ from the actual amount of purchases made.  We develop our purchase estimates from each automobile manufacturer based on various factors, including historical sales data, market data on expected demand for our products and our historical experience in achieving purchase rebates.  Accordingly, a significant decline in market demand for vehicles on which we are eligible to receive purchase rebates could also result in variability in our rebate accrual.  Historically we have not experienced any significant variability in our rebate estimates.  While the demand for our products have steadily grown during the three years ended December 31, 2010, there is uncertainty as to whether such growth will continue or if the variability in demand for vehicles can be reasonably estimated in the future.  Rebate amounts are granted with the respective automobile manufacturers on a quarterly or semi-annual basis and in aggregate amounted to RMB128.7 million, RMB151.1 million and RMB190.6 ($28.9 million) for the years ended December 31, 2008, 2009 and 2010, respectively.  Since the terms of our rebate programs with automobile manufacturers have remained relatively unchanged, the methods and assumptions used in our estimates of volume purchase rebate accruals have not changed significantly over the past three fiscal years, and we do not expect them to change in the future.  Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized.  Rebates relating to vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

Income Taxes

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.  We make assumptions, judgments and estimates in the recognition and measurement of a tax position taken or expected to be taken in a tax return.  These judgments, assumptions and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities.  Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts of unrecognized, uncertain tax positions, if any, provided or to be provided for in our consolidated financial statements.

We follow the liability method of accounting for income taxes in accordance with ASC topic 740, or ASC 740, Income Taxes.  Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards, and credits, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.  We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, we adopted ASC 740 to account for uncertainty in income taxes.  ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position must meet before being recognized in the financial statements.  The cumulative effects of applying ASC 740, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption.

We classify interest and/or penalties related to unrecognized tax benefits as interest expenses and other expenses, respectively.  Our estimated liability for unrecognized tax benefits and the related interest and penalties are periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to our tax audits, and expiration of the statute of limitations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated.  This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.  Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	1,744,610	2,131,403	3,075,045	465,916
Automobile repair and maintenance service	125,809	203,083	274,076	41,526
Other services	8,860	7,005	14,548	2,204
	1,879,279	2,341,491	3,363,669	509,646
Cost of goods sold:
New vehicle sales	(1,612,552)	(1,975,497)	(2,883,938)	(436,960)
Automobile repair and maintenance service	(70,974)	(86,432)	(110,487)	(16,740)
Other services	(532)	(234)	(1,177)	(179)
	(1,684,058)	(2,062,163)	(2,995,602)	(453,879)
Gross profit	195,221	279,328	368,067	55,767
Operating expenses:
Selling, marketing and distribution expenses	(37,615)	(38,774)	(52,173)	(7,905)
General and administrative expenses	(23,320)	(31,851)	(37,824)	(5,731)
Total operating expenses	(60,935)	(70,625)	(89,997)	(13,636)
Operating income	134,286	208,703	278,070	42,131
Interest income	2,278	2,392	1,102	167
Interest expenses	(33,435)	(33,288)	(53,832)	(8,156)
Exchange loss	—	—	(3,018)	(457)
Other income/(expense), net	1,179	1,394	2,144	325
Income before income tax expenses	104,308	179,201	224,466	34,010
Income tax expenses	(27,806)	(50,039)	(63,093)	(9,560)
Income from continuing operations	76,502	129,162	161,373	24,450
(Loss) income from discontinued operations	23	(433)	—	—
Net income	76,525	128,729	161,373	24,450

Year End December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues in 2010 increased by 43.7% to RMB3.4 billion ($509.6 million) from RMB2.3 billion in 2009.  The revenue growth was driven by the increased sales volume of new vehicles and increased average unit price, as well as the increased volume of automobile repair and maintenance services.  The revenues from the new vehicle sales and automobile repair and maintenance services increased 44.3% and 35%, respectively, on a year over year basis.

In 2010, we sold 18,176 vehicles, representing a 20.8% increase from 15,047 in 2009.  The average unit price in 2010 was RMB169,182 ($25,634), a 19.4% increase from RMB141,650 in 2009.  In addition, we serviced approximately 126,277 vehicles at our dealerships, representing a 35.2% increase over 2009.  The growth was primarily driven by the strong market demand and our enhanced sales efforts.

Cost of goods sold. Our cost of goods sold increased by 45.3% to RMB3.0 billion ($453.9 million) in 2010 from RMB2.1 billion in 2009, primarily as a result of increased sales of new vehicles, as well as automobile repair and maintenance services.  As a percentage of revenues, cost of goods sold increased to 89.1% in 2010 from 88.1% in 2009.

Gross profit. Our gross profit in 2010 increased by 31.8% to RMB368.1 million ($55.8 million) from RMB279.3 million in 2009.  The increase in gross profit was primarily due to the increase in revenues both from new vehicles sales (increased by 44.3%) and automobile repair and maintenance services (increased by 35.0%).

Gross margin. Our gross margin in 2010 decreased to 10.9% from 11.9% in 2009, while the gross margin for repair and maintenance increased to 59.7% in 2010 from 57.4% in 2009.  The slight decline in gross margin overall was attributable to the increased sales of certain new vehicle models that had lower gross margins.  New vehicle sales as a portion of total revenues rose to 91.4% in 2010 from 91.0% in 2009.

Selling, marketing and distribution expenses. Our selling, marketing and distribution expenses increased by 34.6% to RMB52.2 million ($7.9 million) in 2010 from RMB38.8 million in 2009, primarily as a result of the increased performance-related bonuses paid to our salespersons in line with increased revenues, increased employees social welfare expenses, and increased advertisement expenses.  As a percentage of revenues, selling, marketing and distribution expenses slightly decreased to 1.6% for the full year of 2010 from 1.7% in 2009.

General and administrative expenses. Our general and administrative expenses increased by 18.8% to RMB37.8 million ($5.7 million) in 2010 from RMB31.9 million in 2009, primarily due to increased depreciation expenses, increased office maintenance expenses, and increased employees social welfare.  As a percentage of the revenues, general and administrative expenses decreased to 1.1% in 2010 from 1.4% in 2009.

Operating income. Our operating income for 2010 increased by 33.2% to RMB278.1 million ($42.1 million) from RMB208.7 million in 2009.

Operating margin. Our operating margin in 2010 was 8.3%, compared to 8.9% in 2009.  The decrease of the operating margin was mainly attributable to the decrease in gross margin as well as the increased selling, marketing and distribution expenses discussed above.

Income tax expenses. Our income tax expenses in 2010 were RMB63.1 million ($9.6 million), representing an effective tax rate of 28.1%, increasing from 27.9% in 2009.

Net income. Our net income in 2010 was RMB161.4 million ($24.5 million), an increase of 25.4% from RMB128.7 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.

Revenues.   Our revenues increased by 24.6%, or RMB462.2 million, to RMB2,341.5 million in the year ended December 31, 2009 from RMB1,879.3 million in the year ended December 31, 2008. This increase was primarily attributable to an increase in revenues from new vehicle sales and, to a lesser extent, an increase in revenues from automobile repair and maintenance service operations.

Our revenues from new vehicle sales increased by 22.2%, or RMB386.8 million, to RMB2,131.4 million in the year ended December 31, 2009 from RMB1,744.6 million in the year ended December 31, 2008. This increase was primarily attributable to an increase in our sales volume to 15,047 units in 2009 from 11,689 units in 2008, representing an increase of 28.7%, as a result of increased market demand. Such increase was partially offset by a 5.1% decrease in the average selling price of our new vehicles to RMB141,650 in 2009 from RMB149,252 in 2008, primarily due to an increase of lower-priced models in our vehicle mix sold in 2009. Our revenues from automobile repair and maintenance service increased by 61.4%, or RMB77.3 million, to RMB203.1 million in the year ended December 31, 2009 from RMB125.8 million in the year ended December 31, 2008. This significant increase was attributable to our continuing enhanced sales efforts in response to increased market demand for automobile repair and maintenance services. As a result of such efforts, the number of vehicles serviced at our dealerships increased by 17.9% to approximately 101,600 units in 2009 from approximately 86,200 units in 2008. Our revenues from other services decreased by 20.9%, or RMB1.9 million, to RMB7.0 million in the year ended December 31, 2009 from RMB8.9 million in the year ended December 31, 2008.

Cost of Goods Sold.  Our cost of goods sold increased by 22.5%, or RMB378.1 million, to RMB2,062.2 million in the year ended December 31, 2009 from RMB1,684.1 million in the year ended December 31, 2008. The increase, primarily due to our increased purchases of new vehicles and spare parts, was in line with the increase of our revenues during the same period and consistent with the continued expansion of our business. Cost of goods sold attributable to our new vehicle sales increased by 22.5%, or RMB362.9 million, to RMB1,975.5 million in the year ended December 31, 2009 from RMB1,612.6 million in the year ended December 31, 2008. Cost of goods sold attributable to our automobile repair and maintenance service operations increased by 21.8%, or RMB15.5 million, to RMB86.4 million in the year ended December 31, 2009 from RMB71.0 million in the year ended December 31, 2008.

Gross Profit.  Our gross profit increased by 43.1%, or RMB84.1 million, to RMB279.3 million in the year ended December 31, 2009 from RMB195.2 million in the year ended December 31, 2008. Our gross margin increased to 11.9% in 2009 from 10.4% in 2008. The increases in gross profit and gross margin were primarily attributable to the increase of revenues from the higher margin automobile repair and maintenance service operations as a percentage of our total revenues. The gross margin of our automobile repair and maintenance service operations increased significantly to 57.4% in 2009 from 43.6% in 2008 primarily because we enhanced our sales efforts in response to increased market demand and substantially increased our revenues from automobile repair and maintenance service by better utilizing our existing capacity. The gross margin of our new vehicle sales remained stable with a slight decrease to 7.3% in 2009 from 7.6% in 2008.

Operating Expenses. Our operating expenses increased by 15.9%, or RMB9.7 million, to RMB70.6 million in the year ended December 31, 2009 from RMB60.9 million in the year ended December 31, 2008.

Selling, Marketing and Distribution Expenses.  Our selling, marketing and distribution expenses increased by 3.1%, or RMB1.2 million, to RMB38.8 million in the year ended December 31, 2009 from RMB37.6 million in the year ended December 31, 2008. This increase was primarily due to an increase of RMB1.4 million in depreciation of new vehicles we purchased for customer test drive purposes and an increase of RMB1.2 million in performance-based compensation paid to sales personnel as a result of our improved sales performance. Such increase was partially offset by a decrease of RMB1.1 million in advertising and promotion expense from 2008. Our advertising and promotion expense was higher in 2008 primarily due to advertising expenses relating to the 2008 Beijing Olympic Games.

General and Administrative Expenses.  Our general and administrative expenses increased by 36.6%, or RMB8.5 million, to RMB31.9 million in the year ended December 31, 2009 from RMB23.3 million in the year ended December 31, 2008. This increase was primarily due to an increase of RMB3.0 million in performance-based compensation paid to our employees as a result of our overall improved performance and an increase of RMB5.0 million in expenses related to our reorganization in 2009.

Operating Income.  As a result of the foregoing, our operating income increased significantly by 55.4%, or RMB74.4 million, to RMB208.7 million in the year ended December 31, 2009 from RMB134.3 million in the year ended December 31, 2008.

Interest Expenses.  Our interest expenses decreased by 0.4%, or RMB0.1 million, to RMB33.3 million in the year ended December 31, 2009 from RMB33.4 million in the year ended December 31, 2008. This decrease was primarily due to a RMB10.0 million decrease in interest payments in connection with bills payable as we decreased our use of bills payable to pay for new vehicle purchases in 2009. Such decrease in our interest expenses was partially offset by an increase of RMB8.1 million in interest charges on our outstanding tax liability for 2007 and 2008 and an increase of RMB1.4 million in miscellaneous bank charges.

Income Tax Expenses.  Our income tax expenses increased by 80.0%, or RMB22.2 million, to RMB50.0 million in the year ended December 31, 2009 from RMB27.8 million in the year ended December 31, 2008. This significant increase was in line with the substantial increase of our taxable income in the period.

Net Income.  Primarily as a result of the foregoing, our net income increased by 68.2%, or RMB52.2 million, to RMB128.7 million in the year ended December 31, 2009 from RMB76.5 million in the year ended December 31, 2008. Our net margin increased to 5.5% in 2009 from 4.1% in 2008.

Discussion of Segment Operations

In our management’s view, we currently operate through six operating segments corresponding to different dealerships that offer and service six different brands of vehicles, including Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda.  Revenues from the Audi, FAW-Volkswagen and FAW-Mazda dealerships accounted for 77.0%, 75.4% and 69.6% of our total revenues in 2008, 2009 and 2010, respectively.  Income from continuing operations from these three dealerships accounted for 83.5%, 85.3% and 94.3 % of our total net income in 2008, 2009 and 2010, respectively.

The table below sets forth our revenues, gross profit and income from continuing operations at our three largest dealerships for the periods indicated, followed by a discussion of the key components of results of operations for each of these dealerships.  We omit the discussion of cost of goods sold and operating expenses below because the cost of goods sold generally follows the trends of revenues at these dealerships and the operating expenses remain relatively stable as a percentage of the revenues from these dealerships.  Both cost of goods sold and operating expenses are not major factors that affect the operating results of our dealerships.

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(Amounts in thousands)
Revenues:
Audi:
New vehicle sales	584,665	635,360	937,043	141,976
Automobile repair and maintenance service	55,707	93,820	120,335	18,233
Other services	601	774	3,746	568
Total	640,973	729,954	1,061,124	160,777
FAW-Volkswagen:
New vehicle sales	466,917	620,956	719,370	108,996
Automobile repair and maintenance service	15,388	21,649	33,062	5,008
Other services	916	336	2,359	357
Total	483,221	642,941	754,791	114,361
FAW-Mazda:
New vehicle sales	302,221	358,933	479,549	72,659
Automobile repair and maintenance service	19,857	34,472	41,944	6,355
Other services	336	331	2,173	329
Total	322,414	393,736	523,666	79,343
Gross profit:
Audi:
New vehicle sales	41,608	57,495	93,549	14,174
Automobile repair and maintenance service	25,180	60,266	73,949	11,205
Other services	601	774	3,743	568
Total	67,389	118,535	171,241	25,947
FAW-Volkswagen:
New vehicle sales	33,206	50,423	54,746	8,295
Automobile repair and maintenance service	7,024	10,468	18,224	2,760
Other services	916	336	2,159	327
Total	41,146	61,227	75,129	11,382
FAW-Mazda:
New vehicle sales	26,371	12,070	13,960	2,115
Automobile repair and maintenance service	9,748	20,452	28,369	4,298
Other services	336	331	2,008	304
Total	36,455	32,853	44,337	6,717
Income from continuing operations:
Audi	23,670	61,115	94,567	14,330
FAW-Volkswagen	23,451	35,181	38,607	5,848
FAW-Mazda	16,813	13,548	18,946	2,870

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Revenues at the Audi dealership increased by 45.4 % from 2009 to 2010, driven primarily by a 47.5 % increase in revenues from new vehicle sales and a 28.3 % increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 2,172 units in 2010 from 1,580 units in 2009 as a result of increased market demand for the Audi models and our enhanced sale efforts, and an increase in the average selling price of our new vehicles to RMB431,419 ($65,367 ) in 2010 from RMB402,127 in 2009 as a result of an increase of higher-priced models in our vehicle mix sold in 2010.  The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.  As a result of such efforts, the number of vehicles serviced at the Audi dealership increased by 65.5% to approximately 31,604 units in 2010 from 19,100 units in 2009.

Revenues at the FAW-Volkswagen dealership increased by 17.4 % from 2009 to 2010, driven primarily by a 15.8 % increase in revenues from new vehicle sales and a 52.7% increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales resulted from an increase in the average selling price of our new vehicles to RMB112,086 ($16,983) in 2010 from RMB91,438 in 2009, as a result of an increase in sales prices for several popular models that were in short supply and an increase of higher-priced models in our vehicle mix sold in 2010.  The increase in average selling price was offset by a decrease in our sales volume to 6,418 units in 2010 from 6,791 units in the same period of 2009, primarily because the manufacturer’s limited production capacity failed to meet the substantially increased customer orders for certain popular models in 2010 and required the manufacturers to allocate the supply among a greater number of dealers.  The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.  As a result of such efforts, the number of vehicles serviced at the FAW-Volkswagen dealership increased by 14.1 % to 22,592 units in 2010 from approximately 19,800 units in 2009.

Revenues at the FAW-Mazda dealership increased by 33.0 % from 2009 to the 2010, driven primarily by a 33.6 % increase in revenues from new vehicle sales and a 21.7% increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 3,196 units in 2010 from 2,476 units in 2009 as a result of increased market demand, especially for newly introduced Mazda models and an increase in the average selling price of our new vehicles to RMB150,047 ($22,734) in 2010 from RMB144,965 in 2009 as a result of the inclusion of certain higher-priced new models in our vehicle mix sold in 2010.  The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.  As a result of such efforts, the number of vehicles serviced at the FAW-Mazda dealership increased by 51.7 % to 25,032 units in 2010 from approximately 16,500 units in 2009.

Gross Profit and Gross Margin.  Gross profit at the Audi, FAW-Volkswagen and FAW-Mazda dealerships increased by 44.5%, 22.7% and 35% from 2009 to 2010, respectively, all primarily driven by the increase of revenues from the higher margin automobile repair and maintenance service as a percentage of the total revenues at each of these dealerships.  During the same period, the gross margin decreased from 16.2% to 16.1% at the Audi dealership, increased from 9.5 % to 10% at the FAW-Volkswagen dealership and from 8.3 % to 8.5 % at the FAW-Mazda dealership.

Compared with our mid-line brand dealerships, the gross margin of our Audi dealership is typically higher because its product and service offerings consist mainly of higher-priced and higher margin luxury vehicles and related repair and maintenance services.  One exception to the overall trend described above is that the gross margin of automobile repair and maintenance service operations at the Audi dealership decreased to 61.5% in 2010 from 64.2% in 2009, primarily because we initiated service discounts at this dealership as part of our marketing efforts to attract customers in 2010.

Gross profit and gross margin at the FAW-Volkswagen dealership experienced modest growth in 2010 primarily because the gross margin increase from the higher margin automobile repair and maintenance service was substantially offset by the gross margin decrease from new vehicle sales at the FAW-Volkswagen dealership, resulting from the supply shortage on certain popular models as discussed above, therefore, the rebates rate granted to us decreased in 2010.

Gross profit at the FAW-Mazda dealership experienced more significant growth from 2009 to 2010 primarily because of the combined effects of (i) its new vehicle sales operations being loss-making in the first half of 2009 as a result of the manufacturer’s price reductions on certain major models in response to increased competition for such models, thereby providing a lower basis for comparison and (ii) the introduction by the manufacturer of certain popular, higher-priced new models in late 2009 that drove significant growth in both revenues and gross profit from new vehicle sales in 2010. The gross margin at the FAW-Mazda dealership experienced modest growth in 2010 because the gross margin increase from the higher margin automobile repair and maintenance service was offset by the gross margin decrease from new vehicle sales at the FAW- FAW-Mazda dealership.

Income from Continuing Operations.  Primarily as a result of the factors affecting revenues and gross profit discussed above, income from continuing operations at the Audi, FAW-Volkswagen and FAW-Mazda dealerships increased by 54.7%, 9.7% and 39.8%, respectively, from 2009 to 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues at the Audi dealership increased by 13.9% from 2008 to 2009, driven primarily by a 8.7% increase in revenues from new vehicle sales and a 68.4% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 1,580 units in 2009 from 1,469 units in 2008 as a result of increased market demand for Audi models. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2009. As a result of such efforts, the number of vehicles serviced at the Audi dealership increased by 15.8% to approximately 19,100 units in 2009 from approximately 16,500 units in 2008.

Revenues at the FAW-Volkswagen dealership increased by 33.1% from 2008 to 2009, driven primarily by a 33.0% increase in revenues from new vehicle sales and a 40.7% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 6,791 units in 2009 from 5,336 units in 2008 as a result of increased market demand for FAW-Volkswagen models. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2009. As a result of such efforts, the number of vehicles serviced at the FAW-Volkswagen dealership increased by 23.8% to approximately 19,800 units in 2009 from approximately 16,000 units in 2008.

Revenues at the FAW-Mazda dealership increased by 22.1% from 2008 to 2009, driven primarily by a 18.8% increase in revenues from new vehicle sales and a 73.6% increase in revenues from automobile repair and maintenance service operations. The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 2,476 units in 2009 from 2,025 units in 2008 as a result of the enhanced promotional discounts initiated by the manufacturer on certain major Mazda models, which drove up the market demand. The increase in revenues from automobile repair and maintenance service was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for the year ended December 31, 2009. As a result of such efforts, the number of vehicles serviced at the FAW-Mazda dealership increased by 15.4% to approximately 16,500 units in 2009 from approximately 14,300 units in 2008.

Gross Profit and Gross Margin.  Gross profit at the Audi dealership increased by 75.9% from 2008 to 2009, and gross profit at the FAW-Volkswagen dealership increased by 48.9% from 2008 to 2009, both primarily driven by the increase of revenues from the higher margin automobile repair and maintenance service as a percentage of the total revenues at each of these dealerships. As a result, gross margin at the Audi dealership increased to 16.2% in 2009 from 10.5% in 2008, and gross margin at the FAW-Volkswagen dealership increased to 9.5% in 2009 from 8.5% in 2008. Gross profit at the Audi dealership grew at a faster rate compared to the FAW-Volkswagen dealership primarily because (i) the 68.4% revenue increase of the higher margin automobile repair and maintenance service at the Audi dealership was more substantial than the 40.7% revenue increase of the same revenue source at the FAW-Volkswagen dealership in 2009 and (ii) the higher margin automobile repair and maintenance service accounted for 12.9% of the total revenues at the Audi dealership in 2009, compared to 3.4% at the FAW-Volkswagen dealership. We believe such differences are attributable to the fact that customers of luxury vehicles at the Audi dealerships are willing to pay premiums and service their vehicles in the franchise dealership, whereas customers of mid-line or economical vehicles at the FAW-Volkswagen dealership tend to be price-sensitive and, compared to customers of luxury vehicles, are more likely to service their vehicles elsewhere.

Gross profit at the FAW-Mazda dealership decreased by 9.9% from 2008 to 2009 and its gross margin decreased to 8.3% in 2009 from 11.3% in 2008, primarily as a result of the 54.2% decrease in gross profit for new vehicle sales from 2008 to 2009 and the significant decrease in gross margin for new vehicle sales from 8.7% in 2008 to 3.4% in 2009. Such decrease at the FAW-Mazda dealership was primarily due to the substantial price reductions initiated by the manufacturer in 2009 for promoting the sales of certain major models in response to the increased competition for those models. The decrease in gross profit for new vehicle sales was offset by the 49.0% increase in gross profit for automobile repair and maintenance service from 2008 to 2009 and the increase in gross margin of this revenue source from 49.1% in 2008 to 59.3% in 2009 at the FAW-Mazda dealership.

Income from Continuing Operations.  Primarily as a result of the factors affecting revenues and gross profit discussed above, income from continuing operations at the Audi and FAW-Volkswagen dealerships increased by 158.2% and 50.0%, respectively, from 2008 to 2009. Income from continuing operations at the FAW-Mazda dealership decreased by 19.4% from 2008 to 2009, primarily due to the substantial price reductions initiated by the manufacturer on certain major models in 2009, as discussed above.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(Amounts in thousands)
Net cash provided by (used in) operating activities	370,070	(92,932)	429,899	65,136
Net cash provided by (used in) investing activities	(203,561)	(131,270)	203,870	30,889
Net cash provided by (used in) financing activities	(186,879)	193,141	97,221	14,731
Net increase (decrease) in cash and cash equivalents	(20,370)	(31,061)	729,768	110,571
Cash and cash equivalents, beginning of year	123,513	103,143	72,082	10,922
Cash and cash equivalents, end of year	103,143	72,082	801,850	121,493

Liquidity

Operating Activities.  Net cash provided by or used in operating activities primarily consists of net income, as adjusted by depreciation and amortization, gain or loss on disposal of property, unrealized loss or realized gain on trading securities, and changes in operating assets and liabilities such as accounts receivable, inventories, advance to suppliers, bills payable, advances from customers, deposits from third-parties, accrued expenses and other current liabilities, prepaid expenses and other current assets, amount due to related parties and taxes payable.

Net cash provided by operating activities was RMB429,899 million ($65,136 million) in 2010.  This was derived from net income of RMB161,373 million ($24,450 million) in that year, as primarily adjusted by (i) deducting RMB143.6 million ($21.8 million) for increased advances to suppliers for new vehicle purchase in 2011 in response to our expansion strategy, (ii) adding RMB280.5 million ($42.5 million) as a result of our increased use of bills payable to pay for new vehicle purchases in 2010 as compared to the previous year, (iii) deducting RMB76.3 million ($11.6 million) for decreased deposits from third parties to us in return for the right to display one or more of our automobiles in those third parties’ premises, (iv) adding RMB104.3 million ($15.8 million) for increased VAT payables as a result of the increase of new vehicle sales in the last quarter of 2010 comparing to the corresponding period of 2009, and (iv) adding RMB92.8 million ($14.1 million) for increased taxes payable, which was in line with the increase of our taxable income and the reclassification of certain unrecognized tax benefits as taxes payable in 2010.

Net cash used in operating activities was RMB92.9 million in 2009.  This was derived from net income of RMB128.7 million in that year, as primarily adjusted by (i) deducting RMB366.3 million as a result of our decreased use of bills payable to pay for new vehicle purchases in 2009 as compared to the previous year, (ii) deducting RMB45.8 million for increased inventory, (iii) adding RMB60.8 million for increased deposits from third parties, such as automobile accessories vendors, in exchange for such parties’ temporarily displaying our new vehicles to help promote their own products and services, (iv) adding RMB58.9 million for accrued expenses and other current liabilities, primarily as a result of increased value added tax payable and interest on late tax payment and (v) adding RMB50.1 million for increased taxes payable.

Net cash provided by operating activities was RMB370.1 million in 2008.  This was derived from net income of RMB76.5 million in that year, as primarily adjusted by (i) adding RMB319.6 million as a result of our increased use of bills payable to pay for new vehicle purchases in 2008 as compared to the previous year, (ii) adding RMB38.9 million for decreased accounts receivable, (iii) adding RMB32.6 million for increased deposits from third parties, (iv) adding RMB27.8 million for increased unrecognized tax benefit as a result of our continued underpayment of taxes in 2008 and (v) deducting RMB126.7 million for increased inventories, primarily because we increased our new vehicle purchases to take advantage of the attractive incentives offered by the manufacturers towards the end of 2008.

Investing Activities.  Net cash provided by investing activities was RMB203.9 million ($30.9 million) in 2010, primarily consisting of a decrease of RMB227.9 million ($34.5 million) in amounts due from related parties.

Net cash used in investing activities was RMB131.3 million in 2009, primarily consisting of an increase of RMB121.2 million in amounts due from related parties and our use of RMB15.7 million in the purchase of new vehicles for customer test drive purposes.

Net cash used in investing activities was RMB203.6 million in 2008, primarily consisting of an increase of RMB182.3 million in amounts due from related parties and our use of RMB20.3 million in the purchase of new vehicles for customer test drive purposes.

Financing Activities.  Net cash provided by financing activities was RMB97.2 million ($14.7 million) in 2010, primarily resulting from (i) a decrease of RMB84.4 million ($12.8 million) in short-term loans by netting of proceeds from short-term loans and repayments of short-term loans, (ii) an increase of RMB444.3 million ($64.8 million) as a result of the proceeds from our private placement of ordinary shares and initial public offering , and (iii) a increase of RMB242.1 million ($36.7 million) in restricted cash due to our increased use of bills payable in 2010, thereby increasing the amount of restricted cash required to guarantee the outstanding bills payable.

Net cash provided by financing activities was RMB193.1 million in 2009, primarily resulting from the netting of proceeds from short-term loans and repayments of short-term loans and a decrease of RMB81.4 million in restricted cash due to our decreased use of bills payable in 2009, thereby reducing the amount of restricted cash required to guarantee the outstanding bills payable.

Net cash used in financing activities was RMB186.9 million in 2008, primarily resulting from the netting of proceeds from short-term loans and repayments of short-term loans and an increase of RMB151.4 million in restricted cash as a result of our increased use of bills payable in 2008.

Capital Resources and Capital Expenditures.

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, as well as the sale of ordinary shares in a private placement.  We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We finance our inventory purchases primarily through short-term credit facilities from the financing arms of automobile manufacturers and a number of Chinese domestic banks.  Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from three to six months.  Our short-term loans amounted to RMB208.9 million as of December 31, 2008, RMB325.5 million as of December 31, 2009 and RMB241.1 million ($36.5 million) as of 2010.  The interest rates for these short-term loans ranged from 4.46% to 5.85% for the year ended December 31, 2010.  Our short-term loans are (i) guaranteed by Mr. Hetong Guo, our ultimate controlling shareholder and other related parties, (ii) guaranteed by Mr. Hetong Guo and other related parties and secured by our property, equipment and land use rights or (iii) unsecured.  None of the short-term credit facilities or short-term loans subject us to any restrictive covenants.  We expect our borrowings from the financial institutions are primarily short-term credit facilities. We believe the tightened credit policy of PRC government will have no negative impact upon our source of liquidity.

We also utilize bills payable to pay for inventory purchases.  Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance.  The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date.  In such a case, we may be required to pay the financial institutions an interest charge.  During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable and to take advantage of manufacturers’ preferential policies on cash purchases.  During a period of weak vehicle sales, we tend to maximize the use of bills payable in inventory purchases, thereby improving our liquidity positions.  There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills.  Bills payable are secured by our restricted cash.

Our capital expenditures, mainly consisting of purchases of new vehicles for customer test drive purposes, were RMB20.3 million, RMB15.7 million and RMB12.5 million ($1.9 million) for the years ended December 31, 2008, 2009 and 2010, respectively.  We expect to incur capital expenditures of approximately RMB500 million in 2011, which have been and will be used primarily to establish new dealerships, acquire new equipment and new vehicles for customer test drives. The increased level of our planned capital expenditures in 2011 are partially funded from the proceeds of our initial public offering and we do not expect the increased level of our planned capital expenditures in 2011 will have any material impact on our future financial condition or results of operations.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for the year ended December 31, 2011.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  In addition, after the initial public offering, we have become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions.  We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our shareholders.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C.                                    Research and Development, Patents and Licenses, etc.

None.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-Balance Sheet Commitments and Arrangements

As of May 31, 2011, we did not have any off-balance sheet commitments or arrangements.  We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	$	RMB	$	RMB	$	RMB	$	RMB	$
	(Amounts in thousands)
Short-term borrowings	241,053	36,523	241,053	36,523	—	—	—	—	—	—
Interest payable of short-term borrowings	4,812	729	4,812	729	—	—	—	—	—	—
Operating lease commitments	75,177	11,392	6,269	950	10,384	1,574	10,384	1,574	48,140	7,294
Total	321,042	48,644	252,134	38,202	10,384	1,574	10,384	1,574	48,140	7,294

G.                                    Safe Harbor

This annual report contains forward-looking statements that relate to our current expectations and views of future events.  The forward-looking statements are contained principally in the sections including “Item 3.  Key Information — D. Risk Factors,” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3.  Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include, among other things, statements relating to:

•                  our growth strategies;

•                  the anticipated growth and development of our business, results of operations and financial condition;

•                  factors that affect our future revenues and expenses;

•                  our relationships with vehicle manufacturers;

•                  the future growth of our industry in China as a whole;

•                  trends and competition in our industry in China, including the level of manufacturer incentives, new and used vehicle retail sales volume, customer demand, interest rates and changes in industry-wide inventory levels;

•                  economic and demographic trends in China;

•                  the completion of future acquisitions and the revenues to be generated by those acquisitions;

•                  our expectation that we will benefit from entering the car rental and leasing and used vehicle retail markets;

•                  our ability to obtain and maintain permits and licenses to carry on our business;

•                  availability of financing for inventory, working capital and capital expenditures; and

•                  our plan to use the proceeds from the initial public offering.

This annual report also contains data related to the retail automobile market worldwide and in China.  This market data includes projections that are based on a number of assumptions.  The market may not grow at the rates projected by the market data, or at all.  The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs.  In addition, the rapidly changing nature of the retail automobile market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.  If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.  You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report.  We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  You should read this annual report and the documents that we reference in this annual report and/or file as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

Our board of directors consists of seven members.  The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Hetong Guo	51	Founder and Chairman of Board of Directors
Min Xu	39	Director
Weimin Yin	39	Director
Chunsheng Zhou	44	Independent Director
Guojun Xing	52	Independent Director
Ganshun Li	56	Independent Director
Jianbin Luo	46	Independent Director
Jing Yang	36	Chief Executive Officer
Ping Yu	40	Chief Financial Officer
Jiangyu Luo	46	Financial Controller

Mr. Hetong Guo is our founder and has been the chairman of our board of directors since our inception.  Prior to founding Beijing Lentuo Electromechanical Company, the predecessor of our company, in 1994, Mr. Guo served as the president of Beijing Jingo Auto Works from 1988 to 1994.  Mr. Guo worked at Beijing Xinhua Auto Accessories Works from 1985 to 1988 and Hebei Botou Dajiang Auto Parts Works from 1978 to 1985.  He is a member of a number of business and industry associations in China and currently serves as a vice chairman of the China Automobile Dealers Association, the Beijing Automobile Retail Association and the Beijing Automobile Maintenance and Repair Trade Association. Mr. Guo is also the president of the Tsinghua Chamber of Commerce under the Beijing Federation of Industry and Commerce.  Mr. Guo has been in the automobile industry for more than 30 years.  Mr. Guo received an EMBA degree from Tsinghua University in 2002.

Ms. Min Xu has been a director of our company since August 2010.  Ms. Xu joined us in 1994 as the sales manager and subsequently served as the manager of one of our automobile showrooms.  Since 2001, Ms. Xu has been the vice president of Lentuo Electromechanical.  She also served as the general manager of our Toyota dealership from 2005 to 2007.  Prior to joining us, Ms. Xu served as the office manager at Beijing Jingbo Auto Works.  She has been in the automobile industry for over 16 years.  Ms. Xu received her bachelor’s degree in Business Administration from the Jinghai Institute of Beijing.

Mr. Weimin Yin has been a director of our company since September 2010.  He has served as an executive partner and managing director of Tongley Investment Limited since 2005.  From 2004 to 2005, he served as the general manager of Taihe Shengshi Investment Management Co., Ltd.  From 2003 to 2004, Mr. Yin served as a deputy general manager of the Henan branch of China International Futures Co., Ltd.  From 1997 to 2002, Mr. Yin was involved in his own start-up business.  From 1992 to 1997, Mr. Yin worked at the Henan branch office of two state-owned commercial banks.  Mr. Yin received an EMBA degree from China Europe International Business School in 2004 and a bachelor’s degree in Finance from Liaoning University in 1992.  Mr. Yin was appointed to our board by our shareholder Newman Investments Limited.

Mr. Chunsheng Zhou became an independent director of our company upon the completion of our initial public offering in December 2010.  Mr. Zhou has been the dean of the Finance Department of the Peking University Guanghua School of Management since 2001.  From 1997 to 2001, Mr. Zhou was a professor of Finance at the University of California, Anderson School of Management and a professor of Finance at the University of Hong Kong from 2000 to 2001.  From 1995 to 1997, Mr. Zhou was a financial economist and risk manager at the Board of Governors of the Federal Reserve System.  Mr. Zhou has extensive experience in financial and risk management and is a recognized scholar in economics and finance.  Mr. Zhou received a Ph.D in Economics in 1995 and a master’s degree in Economics in 1993, both from Princeton University.  Mr. Zhou received a master’s degree in Applied Mathematics from Peking University in 1988.

Mr. Guojun Xing became an independent director of our company upon the completion of our initial public offering in December 2010.  He has been a researcher with a focus on comparative accounting management for public companies at the International Cooperation Center of the National Development and Reform Commission since 2005.  He also served as consultant on financial risk management and internal controls to a number of private companies between 2002 and 2008.  From 1995 to 2004, Mr. Xing worked at Yuxing Infotech Holdings Limited, a company listed on the Stock Exchange of Hong Kong limited (Stock Code: 8005), and later served as that company’s board secretary and chief investment officer and was responsible for overseeing that company’s public listing, financial reporting, internal controls and merger and acquisition activities.  From 1992 to 1995, he worked at China Agricultural Development Trust and Investment Corporation as a general manager of a branch office as well as in various other capacities.  From 1987 to 1992, he was an assistant researcher at the Institute of Industrial Economics of the Chinese Academy of Social Sciences.  Mr. Xing received his bachelor’s degree in Industrial Economics from Liaoning University in 1984 and his master’s degree in Economics from the Chinese Academy of Social Sciences in 1987.

Mr. Ganshun Li became an independent director of our company upon the completion of our initial public offering in December 2010.  Mr. Li currently serves as a professor and deputy dean of the School of Economics of Hebei University.  Since 1995 Mr. Li also has served as a member of the Committee of Economics of the China Democratic National Construction Association, a Chinese political party whose members are principally from the commerce and business sector in China.  Mr. Li received his master’s degree in Economics from Hebei University in 1997.

Mr. Jianbin Luo became an independent director of our company upon the completion of our initial public offering in December 2010.  He currently serves as an associate professor at the School of Mechanical Engineering, Tsinghua University.  Mr. Luo has been a faculty member at that school since 1993.  Mr. Luo received his bachelor’s degree in Mechanical Engineering from Hunan Agricultural University in 1984, a master’s degree in Mechanical Engineering from Central South University in 1989 and a Ph.D in Mechanical Engineering from Tsinghua University in 1993.  Executive Officers Mr. Jing Yang has been our chief executive officer since September 2009 and his current term of office expires in December 2018.  Mr. Yang joined us in 1997 and served as the general manager of our FAW-Volkswagen dealership from 1997 to 2001 and a vice president of our company from 2001 to 2009.  He has been in the automobile industry for approximately 13 years.  Mr. Yang received an associate degree in Economic Information Management from Capital University of Economics and Business in 1997.

Mr. Jing Yang has been our chief executive officer since September 2009 and his current term of office expires in December 2018. Mr. Yang joined us in 1997 and served as the general manager of our FAW-Volkswagen dealership from 1997 to 2001 and a vice president of our company from 2001 to 2009. He has been in the automobile industry for approximately 13 years. Mr. Yang received an associate degree in Economic Information Management from Capital University of Economics and Business in 1997.

Ms. Ping Yu has been the chief financial officer of our company since July 2010 and her current term of office expires in December 2015.  Prior to joining us, she worked as the chief financial officer of e-Future Information Technology Inc., a company listed on the Nasdaq Capital Market (NASDAQ: EFUT), from 2006 to 2010.  From 2005 to 2006, she worked at Beijing Smartdot Technologies Co., Ltd. as a business development manager.  From 2004 to 2005, she worked at Dongfeng Nissan Passenger Vehicle Company Co., Ltd. as an internal audit manager.  From 2002 to 2004, she was employed at Golf & Wrobleski CPA’s in New York as an auditor and consultant.  From 1993 to 2001, she worked with a number of companies in Guangzhou, China as an accountant or accounting manager.  Ms. Yu received her bachelor’s degree in Accounting from Hubei University in 1993 and her master’s degree in Business Administration from Rutgers, The State University of New Jersey Graduate School of Management in 2002.  Ms. Yu is a Certified Public Accountant in the United States.

Ms. Jiangyu Luo has been our financial controller since November 2009.  Ms. Luo served as the financial manager of our FAW-Volkswagen dealership from 2005 to 2007.  She was also promoted to be the director of finance department at Lentuo Electromechanical in May 2006.  Before joining us in 2005, Ms. Luo worked as financial manager at Beijing Zhengyao Group and Beijing Huanrui Construction Company.  She has over 15 years of finance and accounting experience.  Ms. Luo graduated from Sichuan Central Party School with an associate degree in Economics.

B.                                   Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2010, we paid aggregate cash compensation of RMB2.0 million (US$0.3 million) to our directors and executive officers.

2010 Equity Incentive Plan

We adopted an equity incentive plan in October 2010.  Our 2010 equity incentive plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards.  The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan is 4,500,000, plus an annual increase in the number of ordinary shares available for issuance equal to 1% of the outstanding ordinary shares on the first day of our fiscal year or such lesser amount as determined by our board of directors.  As of the date of this annual report, we have not granted any option under the 2010 equity incentive plan.  The following paragraphs summarize the terms of our 2010 Equity Incentive Plan.

Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant.  However, the exercise price of all other options may be as determined by the administrator.  The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.  The administrator determines the term of all other options.  After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement.  Generally, if termination is due to death or disability, the option will remain exercisable for six months.  In all other cases, the option will generally remain exercisable for thirty days.  However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock.  Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement.  The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights.  Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary stock between the date of grant and the exercise date.  The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator.  Stock appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares.  Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest.  The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units.  Restricted stock units are similar to awards of restricted stock, and are typically settled when the award vests or at some later date if the date of settlement is deferred.  Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination.  Our 2010 equity incentive plan will automatically terminate in 2020, unless we terminate it sooner.  Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

C.                                    Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests.  Our directors also have a duty to exercise the skills they actually possess with such care and diligence that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.  A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  issuing authorized but unissued shares in the capital of our company and redeeming or purchasing outstanding shares of our company;

•                  declaring dividends and other distributions;

•                  appointing officers and determining the term of office of officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind.  Our executive officers are appointed by our board of directors, typically for terms ranging from five to nine years.

Committees of the Board of Directors

Our board of directors established an audit committee, a compensation committee and a corporate governance and nominating committee immediately after the closing of our initial public offering in December 2010.

Audit Committee

Our audit committee consists of Chunsheng Zhou, Ganshun Li and Guojun Xing and is chaired by Chunsheng Zhou, a director with accounting and financial management expertise as required by the NYSE corporate governance rules, or the NYSE Rules.  All three of these members satisfy the “independence” requirements of the NYSE Rules.  The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.  The audit committee is responsible for, among other things:

•                  selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•                  reviewing with our independent auditors any audit problems or difficulties and management’s response;

•                  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                  discussing the annual audited financial statements with management and our independent auditors;

•                  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                  annually reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•                  meeting separately and periodically with management and our internal and independent auditors; and

•                  reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Ganshun Li, Guojun Xing and Jianbin Luo, all of whom satisfy the “independence” requirements of the NYSE Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

•                  approving and overseeing the compensation package for our executive officers;

•                  reviewing and making recommendations to the board with respect to the compensation of our directors;

•                  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•                  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Guojun Xing, Ganshun Li and Chunsheng Zhou, all of whom satisfy the “independence” requirements of the NYSE Rules.  The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees.  The corporate governance and nominating committee is responsible for, among other things:

•                  identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•                  reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                  identifying and recommending to the board the directors to serve as members of the board’s committees;

•                  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors.  The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.  The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers.  Under these agreements, each of our executive officers is employed for a specified time period.  We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us.  An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee.  Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party.  Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how.

D.                                    Employees

We employed 893 people as of May 31, 2011.  We believe our relationship with our employees is favorable.  The following table sets forth the number of our employees categorized by our areas of operation as of May 31, 2011:

Number of Employees
Vehicle sales	178
Automobile repair and maintenance service	467
Customer service and marketing	45
Finance and treasury (including dealership cashiers)	71
Administrative	46
Senior management	29
Logistics, trainees and other	57
Total	893

As required by PRC regulations, we participate in various mandatory employee benefit plans that are provided by municipal and provincial governments, including housing, pension, medical, unemployment benefits, personal injury insurance and maternity insurance plans.  We are required under these regulations to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.  The total amount of contributions we made to employee benefit plans for the year ended December 31, 2010 was approximately RMB12.5 million ($1.9 million).

Our employees are not represented by any collective bargaining agreements or labor unions.  We have not experienced any labor disputes.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule13(d)(3) of the Exchange Act, of our ordinary shares, as of May 31, 2011 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers:
Hetong Guo(3)	29,931,293	50.8%
Weimin Yin(4)	6,029,523	10.29%
Min Xu	—	—
Chunsheng Zhou	—	—
Guojun Xing	—	—
Ganshun Li	—	—
Jianbin Luo	—	—
Jing Yang(5)	2,394,503	4.1%
Ping Yu	—	—
Jiangyu Luo	—	—
Directors and executive officers as a group	38,355,319	65.1%
Principal Shareholders:
Hetong Guo(3)	29,931,293	50.8%
Newman Investments Limited(6)	6,029,523	10.2%

(1)                                  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)                                  The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person.  Percentage of beneficial ownership of each listed person is based on 58,937,912 ordinary shares outstanding immediately after the closing of our initial public offering.  Our company has not awarded any share options as of the date of this annual report.

(3)                                  Includes the ordinary shares held by Modern Cyber International Limited, a British Virgin Islands company wholly owned by Mr. Hetong Guo.  The registered address of Modern Cyber International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(4)                                  Represents the ordinary shares held by Newman Investments Limited, in which Mr. Yin is an officer.  Mr. Yin disclaims beneficial ownership of all of our shares held by Newman Investments Limited except to the extent of his pecuniary interest therein.  The business address of Mr. Weimin Yin is Floor 15, Zijingshangdu, 135 Zijingshan Road, Zhengzhou, Henan 450000, People’s Republic of China.

(5)                                  Includes the ordinary shares held by Gaeatec International Limited, a British Virgin Islands company wholly owned by Mr. Jing Yang.  The registered address of Gaeatec International Limited is P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(6)                                  Newman Investments Limited is a company incorporated in the Samoa.  The registered address of Newman Investments Limited is Portcullis TrustNet Chambers, P. O. Box 1225, Apia, Samoa.  We have been informed that Newman Investments Limited is ultimately controlled by Mr. Jiayu Wang.  Pursuant to an agreement between Mr. Hetong Guo and Newman Investments Limited, if our audited net income for the year ended December 31, 2010, or the 2010 net income, were lower than RMB160 million, Mr. Guo would have been required to transfer to Newman Investments Limited free of charge such number of additional shares so that the shareholding of Newman Investments Limited would equal 1,510,841 shares multiplied by a ratio, the numerator of which is RMB160 million and the denominator of which is equal to the 2010 net income. Our net income for 2010 exceed RMB160 million.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of the initial public offering.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  As of the date of this annual report, 13,000,000 of our outstanding ordinary shares were held by Citibank, N.A., the only record holder in the United States.

ITEM 7                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6.  Directors, Senior Management and Employees—E. Share Ownership.”

For information regarding the significant change in the ownership held by our major shareholders during 2010, see “—B. Related Party Transactions.”

None of our major shareholders has voting rights different from those of our other shareholders.  To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly not disclosed in this annual report.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.                                    Related Party Transactions

Contractual Arrangements with Our PRC Affiliated Entities

See “Item 4.A. History and Development of the Company—Contractual Arrangements with Our PRC Affiliated Entities.”

Private Placement

In February 2010, we entered into a subscription agreement with Newman Investments Limited and agreed to issue 1,510,841 ordinary shares, par value $0.00001 per share, in a private placement to Newman Investments Limited in exchange for $18.0 million.  Newman Investments Limited was an unrelated third party prior to this private investment.  We completed this transaction in August 2010.

Transactions with Certain Directors, Shareholders and Affiliates

Mr. Hetong Guo, our founder, chairman and controlling shareholder, and Beijing Lentuo Ruitong Investment Co., Ltd., a company controlled by Mr. Guo, have borrowed from us interest-free loans for Mr. Guo’s personal investment purposes.  The largest outstanding amount of these loans since January 1, 2007 was RMB301.9 million.  The amount due from Mr. Hetong Guo and Beijing Lentuo Ruitong Investment Co., Ltd. was fully repaid to us prior to our initial public offering.

We advanced interest-free short-term loans to Beijing Lentuo Cultural Development Co., Ltd., Beijing Lentuo Tongda Co., Ltd. and Tonghe Advertising Co., Ltd., all controlled by Mr. Hetong Guo. The largest outstanding amount of these loans since January 1, 2007 was RMB92.4 million.  All of these short-term loans were fully repaid to us prior to our initial public offering.

Employment Agreement

See “Board Practices—Employment Agreement.”

Equity Incentive Plan

See “Item 6.B. Compensation of Directors and Executive Officers—2010 Equity Incentive Plan.”

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8                   FINANCIAL INFORMATION

A.            Consolidated Financial Statements and Other Financial Information

We have appended combined financial statements filed as part of this annual report.  See “Item 18.  Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.  Currently, no legal proceedings, regulatory inquiries or investigations are pending against us that, in our opinion, could be expected to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

In June 2010, as part of our reorganization, all of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical and accounted for as a deemed dividend to our shareholders.  These net assets had a carrying value of RMB120.0 million ($17.6 million) as of December 31, 2010.  We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.  We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion regarding whether to pay dividends, subject to the approval of our shareholders.  Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.  If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands.  In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC operating subsidiary.  Certain payments from our PRC operating subsidiary to us may be subject to PRC taxes, such as withholding income tax.  In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China.  Our PRC operating subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory surplus reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary.  Such statutory reserves are not distributable as loans, advances or cash dividends.  Our PRC operating subsidiary is also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund.  The specific size of the public welfare fund is at the discretion of the board of directors of the relevant entity.  These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends.  See “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.”

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9                   THE OFFER AND LISTING

A.                                    Offer and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange under the symbol “LAS.”  The table below shows, for the periods indicated, the high and low closing prices of our ADSs on the New York Stock Exchange.  The closing price for our ADSs on the New York Stock Exchange on June 24, 2011 was $4.55 per ADS.

	Market Price Per ADS
	High	Low
	($)	($)
Annual High and Low
Fiscal Year 2010 (from December 10, 2010)	8.5	7
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010 (from December 10, 2010)	8.5	7
First Fiscal Quarter of 2011	7.55	3.76
Monthly Highs and Lows
December 2010 (from December 10, 2010)	8.5	7
January 2011	7.55	5.59
February 2011	7.21	4.97
March 2011	7.31	3.76
April 2011	5.57	3.05
May 2011	6.33	2.73
June 2011 (through June 24, 2011)	5.71	4.50

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since December 10, 2010 under the symbol “LAS.”

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

ITEM 10                ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-170682), as amended.  Our shareholders adopted our amended and restated memorandum and articles of association by special resolutions passed on October 29, 2010.  Our amended and restated memorandum and articles of association became effective on December 10, 2010.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4.  Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

The Cayman Islands currently have no exchange control restrictions.  Also see “Item 4.  Information on the Company—B. Business Overview—Regulation—Other Regulations” for information regarding foreign exchange controls in the PRC.

E.                                      Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands.  The Cayman Islands is not party to any double tax treaties.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Lentuo International Inc. is a holding company incorporated in the Cayman Islands and Lentuo International Inc. gains substantial income by way of dividends from its PRC operating subsidiary.  The EIT law and its implementation rules, both of which became effective on January 1, 2008, provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC operating subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Under the EIT law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.  If Lentuo International Inc. is considered a PRC tax resident enterprise under the above definition, then its global income will be subject to PRC enterprise income tax at the rate of 25%.

The EIT law provides that, (i) dividends received from a PRC tax resident enterprise and (ii) gains realized from transferring equity interests of PRC tax resident enterprises may be treated as PRC-sourced income.  Therefore, if Lentuo International Inc. is considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

We currently believe Lentuo International Inc. and Lentuo Hong Kong should be treated as non-resident enterprises for PRC tax purposes.  The EIT law defines a PRC “resident enterprise” as either (i) an enterprise that is incorporated in the PRC or (ii) an enterprise that is incorporated outside the PRC but has its “de facto management body” in the PRC.  Each of Lentuo International Inc. and Lentuo Hong Kong is a company incorporated outside the PRC.  We believe neither Lentuo International Inc. nor Lentuo Hong Kong has its “de facto management body” in the PRC.  For example, as offshore holding companies, these two entities’ accounting and corporate records, company seals, resolutions of its board of directors and resolutions of its shareholders will be located and maintained outside the PRC.  The board of directors at either Lentuo International Inc. or Lentuo Hong Kong, which exercises effective overall management and control over business operations, personnel, finance and accounting matters of these two entities, will hold its regular meetings or board committee meetings outside the PRC.  Major decisions relating to our operational, financial or human resource matters will be made at such meetings.  If Lentuo International Inc. is considered a non-tax resident enterprise, it will not be required to withhold PRC income tax on any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs through the stock exchange.

As the tax resident status of an enterprise is ultimately subject to determination by the PRC tax authorities, we acknowledge the uncertainties associated with such determination.  See “Item 3.D. Factors—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations” and “Factors—Risks Related to Our ADSs—Our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.‘”

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares.  This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency.  This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•                  banks;

•                  certain financial institutions;

•                  insurance companies;

•                  broker dealers;

•                  U.S. expatriates;

•                  traders that elect to mark to market;

•                  tax-exempt entities;

•                  persons liable for alternative minimum tax;

•                  persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

•                  persons that actually or constructively own 10.0% or more of our voting stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•                  an individual citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.  Partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences applicable to them.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.  If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between holders of the ADSs and the issuer of the underlying shares may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes.  Although the U.S. Treasury has not articulated its specific concern, the concern may be related to the fact that the holder of the ADSs would not be treated as the actual owner of the ADSs for U.S. federal income tax purposes, and thus would not be entitled to U.S. foreign tax credits in respect of any foreign taxes applicable to the ADSs, if an intermediary such as the depositary bank had taken actions inconsistent with the ownership of the underlying shares by the holder claiming the credit, such as a disposition or pre-release of the underlying shares. Such concern would potentially also apply to the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below, as the U.S. Holder would not be the actual owner of the ADSs for U.S. federal income tax purposes if the underlying shares had been disposed of or pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  To the extent that the amount of a distribution exceeds a corporation’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a shareholder’s tax basis in its ADSs or shares, and to the extent the amount of the distribution exceeds its tax basis, the excess will be taxed as capital gain.  We do not, however, intend to calculate our earnings and profits under U.S. federal income tax principles.  Therefore, you should expect that a distribution will generally be treated as a dividend.  The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, such as the income tax treaty between the United States and the PRC (the “Treaty”), (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service (“IRS”) authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are.  We may be eligible for the benefit of the Treaty if we are treated as a “resident enterprise” for PRC tax purposes as discussed above under “Taxation—PRC Taxation.”  In such case, you may be eligible for the benefits of the Treaty, which may allow you to treat certain gains as PRC source income, as discussed under “—Taxation of Disposition of ADSs or Ordinary Shares.”  You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes.  If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.  U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share.  The gain or loss will be capital gain or loss.  If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates.  The deductibility of capital losses is subject to limitations.  Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.  If PRC tax applies to a sale, exchange or other taxable disposition of an ADS or ordinary share, as described above under “Taxation—PRC Taxation,” a U.S. Holder would only be able to claim a foreign tax credit for the amount withheld to the extent that such U.S. Holder has foreign source income.  However, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, a U.S. Holder that is eligible for the benefits of the Treaty could be eligible elect to treat such gains as PRC source income.  U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010.  However, as discussed below, we may become a PFIC for our current taxable year ending December 31, 2011 or a future taxable year.  Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future tax year.  A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•                  at least 75% of its gross income is passive income, or

•                  at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

“Passive income” includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income.  For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC.  As a result, our PFIC status may change.  In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.  We may become a PFIC for the current taxable year ending December 31, 2011 or a future taxable year if the market price of our ADSs and ordinary shares remains below the initial public offering price and we continue to hold substantial amounts of cash and cash equivalents.  If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares unless you make a special election, as discussed below.  In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.  We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F to be filed with the SEC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below.  Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution.  Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income and

•                  the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs.  If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares.  You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year.  However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years.  Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income.  Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares.  Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in applicable U.S. Treasury regulations.  The ADSs are listed on the NYSE and, consequently, if you are a holder of ADSs we expect that the mark-to-market election would be available to you were we to be or become a PFIC.  However, were we to be or become a PFIC, mark-to-market election would not be available with respect to any subsidiary PFIC that you would be deemed to own.

Alternatively, a U.S. investor in a non-U.S. corporation normally may make a “qualified electing fund” (“QEF”) election to mitigate some of the adverse consequences of owning PFIC stock if the non-U.S. corporation agrees to provide certain information.  We do not currently intend to provide such information.  Consequently, you should not expect to be able to make a QEF election if we are a PFIC in any taxable year.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual report containing such information as the U.S. Treasury may require.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the reporting requirements applicable to you.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding by the payor of the relevant payment, which may be a broker in the case of proceeds from a sale, exchange or redemption or a broker or financial institution in the case of any dividends paid.  We will assume responsibility for backup withholding on any payments made by us to the extent required by applicable law.  Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.  U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Certain U.S. Holders that are individuals that hold certain foreign financial assets (which may include ADSs or ordinary shares) may be required to report information relating to such assets, subject to certain exceptions.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of ADSs or ordinary shares.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the U.S. Securities and Exchange Commission at the Commission’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

The Commission allows us to “incorporate by reference” the information we file with the Commission.  This means that we can disclose important information to you by referring you to another document filed separately with the Commission.  The information incorporated by reference is considered to be part of this annual report on Form 20-F.

I.                                         Subsidiary Information

For a list of our significant subsidiaries, see “Item 4.  Information on the Company—A. History and Development of Our Company”.

ITEM 11                QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits or investment products provided by domestic banks.  We have not used derivative financial instruments in our investment portfolio.  Interest-earning instruments carry a degree of interest rate risk.  We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates.  However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions.  Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar.  Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from our initial public offering were denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after our initial public offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

We do not believe that we currently have any significant foreign currency exchange risk and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

ITEM 12                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees paid by our ADS holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Services	Rate

— Issuance of ADSs upon deposit of our ordinary shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued

— Delivery of deposited securities against surrender of ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered

— Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

— Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

— Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

— Depositary services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

Our ADS holders, persons depositing our ordinary shares and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities shall be responsible for the following charges:

•                  taxes (including applicable interest and penalties) and other governmental charges;

•                  such registration fees as may from time to time be in effect for the registration of our ordinary shares or other deposited securities on the share register and applicable to transfers of our ordinary shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•                  such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing our ordinary shares or the holders of our ADSs;

•                  the expenses and charges incurred by the depositary in the conversion of foreign currency;

•                  such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our ordinary shares, the deposited securities, ADSs and ADRs; and

•                  the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

Fees and Payments from the Depositary to Us

The depositary may reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses.  There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

No reimbursement has been received from the depositary from December 2010 to the date of this annual report.

PART II

ITEM 13                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10.  Additional Information” for a description of the rights of holders of our ordinary shares, which remain unchanged.

We completed our initial public offering of 13,000,000 ordinary shares, represented by 6,500,000 ADSs, at US$8.00 per ADS on December 10, 2010, after our ordinary shares and ADSs were registered under the Securities Act and all of the registered securities were sold.  The aggregate price of the offering amount registered and sold was US$52.0 million, of which we received net proceeds of US$48.36 million.  The effective date of our registration statement on Form F-1 (File number: 333-170682) was December 10, 2010.  The offering consisted of a U.S. offering and an international offering.  Cowen and Company, LLC and HSBC Securities (USA) Inc. were the representative of the several underwriters.

Total expenses incurred for our account in connection with our initial public offering were approximately $7.5 million, including approximately $3.6 million for underwriting discounts and commissions and approximately $3.9 million for other expenses.  None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

We have not used the net proceeds received from our initial public offering as of December 31, 2010.  We intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments.

As of December 31, 2010, we had total cash, cash equivalents and bank deposits in the amount of RMB811.9 million ($123.0 million).

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15                CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended.  Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.  See “Item 3.  Key Information — D. Risk Factors” for further discussion regarding internal controls.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chunsheng Zhou qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.  Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.            CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F.  We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.  We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	—	1,465,900	6,585,128	997,747
Audit-related fees(2)	—	—	—	—
Tax fees(3)	—	—	200,000	30,303
All other fees(4)	—	—	—	—

(1)                                  “Audit fees” includes the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements and also included fees for services rendered in connection with our initial public offering in 2010. For the year-ended December 31, 2009, audit fees only included fees for services rendered in connection with our initial public offering in 2010.

(2)                                  “Audit related fees” represents aggregate of fees billed for professional services rendered by Ernst & Young for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)                                  “Tax fees” represents the aggregated fees billed for professional services rendered by Ernst & Young for tax compliance, tax advice, and tax planning.

(4)                                  “All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our independent registered public accounting firm, other than the services reported in the other categories.

The audit committee of our board of directors is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of the work of the independent auditors employed by our company.  Pursuant to the audit committee charter adopted by the board of directors on October 29, 2010, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors and has the sole authority to pre-approve any audit and non-audit services, including tax services, to be provided by our independent auditors.  In addition, the audit committee has the power to pre-approve the hiring of any employee or former employee of the independent auditors who was a member of our company’s audit team during the preceding two fiscal years, or the hiring of any employee or former employee of the independent auditors (within the preceding two fiscal years) for a senior position within our company, regardless of whether that person was a member of our company’s audit team.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules.  We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

PART III

ITEM 17                FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18                FINANCIAL STATEMENTS

See “Index to Consolidated Financial Statements” on page F-1 for a list of all financial statements filed as part of this annual report.

ITEM 19                EXHIBITS

The following exhibits are furnished along with annual report or are incorporated by reference as indicated.

Exhibit Number	Description of Document
1.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

2.1*	Registrant’s Specimen American Depositary Receipt

2.2*	Registrant’s Specimen Certificate for ordinary shares

2.3*	Form of Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Shares

2.4*

Subscription Agreement, dated February 20, 2010, relating to the subscription of ordinary shares in the Registrant by Newman Investments Limited and Supplementary Agreement to the Subscription Agreement, dated October 28, 2010

2.5*	Shareholders Agreement, dated February 20, 2010, and Supplementary Agreement to the Shareholders Agreement, dated October 28, 2010.

2.6*	Form of 2010 Equity Incentive Plan

4.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant

4.3*	English translation of form Franchise Authorization Letter issued to the Registrant by FAW-Volkswagen

4.4*	Summary English translation of form Dealership Agreement between the Registrant and Audi

4.5*	Summary English translation of form Dealership Agreement between the Registrant and FAW-Mazda

4.6*	Summary English translation of form Dealership Agreement between the Registrant and Shanghai-Volkswagen

4.7*	Summary English translation of form Dealership Agreements between the Registrant and Toyota

4.8*	Summary English translation of form Dealership Agreement between the Registrant and Chang An-Mazda

4.9*	English translation of Exclusive Technology Consulting and Service Agreement, between Lentuo Beijing and each affiliated entity in the year of 2010

4.10*	English translation of Exclusive Call Option Agreement, between Lentuo Hong Kong, Lentuo Electromechanical and each affiliated entity in the year of 2010

4.11*	English translation of Power of Attorney, by Lentuo Electromechanical in favor of Lentuo Hong Kong in respect of each affiliated entity in the year of 2010

4.12*	English translation of Equity Interest Pledge Agreement, between Lentuo Beijing and Lentuo

Electromechanical in the year of 2010

4.13*	English translation of Trademark License Agreement, dated July 1, 2010, between Hetong Guo and Lentuo Beijing

4.14*	English translation of Supplemental Agreement to Trademark License Agreement, dated July 1, 2010, between Hetong Guo and Lentuo Beijing

4.15*	English translation of Trademark Sub-license Agreement, dated July 1, 2010, between Lentuo Beijing and each affiliated entity in the year of 2010

4.16*

English translation of Land Sublease, between Beijing Ruitong Yulong Investment Co., Ltd and each of Tuozhan Industrial & Trade Development Co., Ltd., Lentuo Huitong Automobile Sales Service Co., Ltd., Yuantongqiao Toyota Automobile Trading Co., Ltd., Tuojiacheng Commercial & Trading Co., Ltd. and Tuozhan Automobile Repair Co., Ltd.

4.17*	English translation of Land Lease, between Beijing Dongfang Jiye Investment Co., Ltd. and Lentuo Aotong Automobile Trading Co., Ltd.

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*                                         Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-170682) of Lentuo International Inc. filed with the Securities and Exchange Commission, as declared effective on December 10, 2010, and incorportated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LENTUO INTERNATIONAL INC.

By:	/s/ Hetong Guo
Name: Hetong Guo
Title: Chairman

Date: June 29, 2011

LENTUO INTERNATIONAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Lentuo International Inc.

We have audited the accompanying consolidated balance sheets of Lentuo International Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lentuo International Inc. as of December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 29, 2011

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

		December 31,
	Notes	2009	2010
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		72,082	801,850	121,493
Restricted cash	3	169,887	411,994	62,424
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2009 and 2010)	4	15,935	42,659	6,463
Inventories, net	5	290,298	276,179	41,845
Advances to suppliers		251,632	395,266	59,889
Prepaid expenses and other current assets	6	17,932	53,743	8,143
Amounts due from related parties	16	308,085	—	—
Deferred tax assets	15	—	4,061	615

Total current assets		1,125,851	1,985,752	300,872

Non-current assets:
Property and equipment, net	7	267,696	223,285	33,831
Land use rights, net	8	9,142	5,806	880
Deferred initial public offering costs	9	3,635	—	—
Deferred tax assets	15	465	860	130

Total non-current assets		280,938	229,951	34,841

TOTAL ASSETS		1,406,789	2,215,703	335,713

The accompanying notes are an integral part of the consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares)

		December 31,
	Notes	2009	2010
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		8,052	1,948	295
Bills payable	10	409,584	690,100	104,561
Advances from customers	11	25,821	90,652	13,735
Deposits from third parties	12	162,114	85,856	13,008
Accrued expenses and other current liabilities	13	92,553	208,273	31,558
Amounts due to related parties	16	1,229	13,553	2,053
Unrecognized tax benefits	15	49,525	4,963	752
Taxes payable	15	50,082	142,852	21,644
Short-term loans	14	325,460	241,053	36,523

Total current liabilities		1,124,420	1,479,250	224,129

Total liabilities		1,124,420	1,479,250	224,129

Commitments and contingencies	23	—	—	—

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2009 and 2010
Issued and outstanding — 39,908,389 and 58,937,912 shares as of December 31, 2009 and 2010	17	1	4	1
Additional paid-in capital		53,973	469,761	71,176
Retained earnings		228,395	266,688	40,407

Total shareholders’ equity		282,369	736,453	111,584

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,406,789	2,215,703	335,713

The accompanying notes are an integral part of the consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2008	2009	2010
		RMB	RMB	RMB	US$

Revenues:
Sales of automobiles		1,744,610	2,131,403	3,075,045	465,916
Automobile repair and maintenance services		125,809	203,083	274,076	41,526
Other services		8,860	7,005	14,548	2,204

		1,879,279	2,341,491	3,363,669	509,646

Cost of goods sold:
Sales of automobiles		(1,612,552)	(1,975,497)	(2,883,938)	(436,960)
Automobile repair and maintenance services		(70,974)	(86,432)	(110,487)	(16,740)
Other services		(532)	(234)	(1,177)	(179)

		(1,684,058)	(2,062,163)	(2,995,602)	(453,879)

Gross profit		195,221	279,328	368,067	55,767

Operating expenses:
Selling, marketing and distribution expenses		(37,615)	(38,774)	(52,173)	(7,905)
General and administrative expenses		(23,320)	(31,851)	(37,824)	(5,731)

Total operating expenses		(60,935)	(70,625)	(89,997)	(13,636)

Operating income		134,286	208,703	278,070	42,131

Interest income		2,278	2,392	1,102	167
Interest expenses	22	(33,435)	(33,288)	(53,832)	(8,156)
Exchange loss		—	—	(3,018)	(457)
Other income, net		1,179	1,394	2,144	325

Income before income tax expenses		104,308	179,201	224,466	34,010
Income tax expenses	15	(27,806)	(50,039)	(63,093)	(9,560)

Income from continuing operations		76,502	129,162	161,373	24,450
Loss from discontinued operations	19	23	(433)	—	—

Net income attributable to ordinary shareholders and comprehensive income		76,525	128,729	161,373	24,450

The accompanying notes are an integral part of the consolidated financial statement.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2008	2009	2010
		RMB	RMB	RMB	US$

Earnings per share:	18
Income from continuing operations		1.92	3.24	3.77	0.57
Loss from discontinued operations		—	(0.01)	—	—

Basic and diluted earnings per share		1.92	3.23	3.77	0.57

Weighted average ordinary shares outstanding:
Basic and diluted		39,908,389	39,908,389	42,727,446	42,727,446

The accompanying notes are an integral part of the consolidated financial statement.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	76,525	128,729	161,373	24,450

Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	11,436	11,905	13,729	2,080
Deferred tax benefit	(66)	(80)	(4,456)	(675)
Amortization of land use rights	223	223	183	28
Loss (gain) on disposal of property and equipment	—	188	(1,472)	(223)
Exchange loss	—	—	4,858	735
Write-off of accounts receivable	2	18	—	—
Unrealized loss on trading securities	272	—	—	—
Realized gain on trading securities	—	(306)	—	—

Changes in operating assets and liabilities:
Accounts receivable	38,918	3,678	(26,724)	(4,049)
Inventories	(126,711)	(45,780)	14,119	2,140
Advances to suppliers	(5,618)	18,427	(143,634)	(21,763)
Prepaid expenses and other current assets	3,220	(6,652)	(2,314)	(351)
Accounts payable	(1,885)	6,306	(6,104)	(925)
Bills payable	319,584	(366,349)	280,516	42,503
Advances from customers	(5,852)	(13,175)	64,831	9,823
Deposits from third parties	32,561	60,779	(76,258)	(11,554)
Accrued expenses and other current liabilities	6,168	58,908	104,273	15,799
Unrecognized tax benefit	27,839	—	(44,562)	(6,752)
Taxes payable	—	50,082	92,770	14,056
Amounts due to related parties	(6,546)	167	(1,229)	(186)

Net cash provided by (used in) operating activities	370,070	(92,932)	429,899	65,136

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment, net	(20,280)	(15,652)	(12,531)	(1,899)
Proceeds from disposal of property and equipment	—	4,186	4,932	747
Disposal of trading securities	—	1,034	—	—
Disposal of an investment in an equity investee	—	398	—	—
Purchase of trading securities	(1,000)	—	—	—
Loans to third parties	—	—	(24,377)	(3,693)
Deposits to third parties	—	—	(27,100)	(4,106)
Repayment of loans provided to third parties	—	—	21,480	3,255
Amounts due from related parties	(182,281)	(121,236)	227,913	34,532
Amounts due to related parties	—	—	13,553	2,053

Net cash (used in) provided by investing activities	(203,561)	(131,270)	203,870	30,889

The accompanying notes are an integral part of the consolidated financial statement.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”))

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	625,341	796,833	781,380	118,391
Repayments of short-term loans	(659,963)	(680,301)	(865,787)	(131,180)
Amounts due to related parties	(906)	(21)	—	—
Deposits for short-term loans	—	(3,000)	(3,500)	(530)
Proceeds from issuance of ordinary shares	—	—	122,225	18,519
Proceeds from initial public offering	—	—	322,097	48,803
Payment of deferred initial public offering costs	—	(1,797)	(17,087)	(2,589)
Restricted cash	(151,351)	81,427	(242,107)	(36,683)

Net cash (used in) provided by financing activities	(186,879)	193,141	97,221	14,731

Effect of foreign exchange rate changes, net	—	—	(1,222)	(185)

Net (decrease) increase in cash and cash equivalents	(20,370)	(31,061)	729,768	110,571
Cash and cash equivalents, beginning of year	123,513	103,143	72,082	10,922

Cash and cash equivalents, end of year	103,143	72,082	801,850	121,493

Supplementary disclosure of cash flow information:
Interest expense paid	28,788	20,560	28,986	4,392
Income taxes paid	33	36	19,210	2,911

Non-cash activities:
Non-cash portion of purchase of property and equipment, net	2,124	—	—	—

The accompanying notes are an integral part of the consolidated financial statement.

LENTUO INTERNATIONAL INC.

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB

Balance at December 31, 2007	39,908,389	1	53,972	23,141	77,114

Net income and comprehensive income	—	—	—	76,525	76,525
Balance at December 31, 2008	39,908,389	1	53,972	99,666	153,639

Additional paid-in capital upon establishment of the Company	—	—	1	—	1
Net income and comprehensive income	—	—	—	128,729	128,729
Balance at December 31, 2009	39,908,389	1	53,973	228,395	282,369

Issuance of ordinary shares (Note 17)	6,029,523	2	122,225	(2)	122,225
Issuance of ordinary shares upon initial public offering (Note 17)	13,000,000	1	293,563	—	293,564
Net income and comprehensive income	—	—	—	161,373	161,373
Distribution of assets to shareholders	—	—	—	(123,078)	(123,078)
Balance at December 31, 2010	58,937,912	4	469,761	266,688	736,453

Balance at December 31, 2010 (US$)	58,937,912	1	71,176	40,407	111,584

The accompanying notes are an integral part of the consolidated financial statement.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION

Lentuo International Inc. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on September 9, 2009 and is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”).  The Company is principally engaged in the sale of new automobiles and the provision of automobile repair and maintenance services, and to a lesser extent, the provision of automobile leasing services (collectively, the “Automobile Business”). The sale of new automobiles and provision of automobile repair and maintenance services are provided through dealerships which operate under the terms of non-exclusive franchise agreements with specific automobile manufacturers. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its variable interest entities (“VIEs”) which are all located in Beijing, the PRC. The Company, its wholly-owned subsidiaries and VIEs are hereafter referred to as the Group.

On December 15, 2010, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange under the symbol “LAS” with the issuance of 6,500,000 American Depositary Shares (“ADS”) priced at US$8.00 per ADS. Each ADS represents two ordinary shares at par value US$0.00001 per ordinary share. The IPO yielded aggregate gross proceeds of US$52,000. The proceeds, net of applicable expenses, are used to (i) expand the size and scope of the Group’s dealership network through the establishment of new dealerships and acquisitions; (ii) enhance products and services, increase sales at existing dealerships and implement other growth strategies; and (iii) fund working capital requirements and for other general corporate purposes.

As more fully described below, the Company, through a series of transactions which are accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest, became the ultimate parent entity of its wholly-owned subsidiaries and VIEs by June 20, 2010. Accordingly, these consolidated financial statements reflect the historical operations of the Group as if the current organization structure had existed since the beginning of the years presented.

Reorganization Transactions

Mr. Hetong Guo (“Mr. Guo”), who owned a majority of the equity interest in the Company through his wholly-owned entity, Modern Cyber International Limited (British Virgin Islands), was the Company’s ultimate controlling shareholder at the time of the reorganization. Prior to the reorganization, the Group’s operations were conducted through Lentuo Electromechanical Group Co., Ltd. (“Lentuo Electromechanical”), an entity incorporated under the Company Law of the PRC on June 10, 1994, and through its eight wholly-owned subsidiaries (“Automobile Operating Entities”) which were all entities incorporated under the Company Law of the PRC. Lentuo Electromechanical has been controlled by Mr. Guo since its inception.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Reorganization Transactions (continued)

In preparation for its IPO, the following transactions were undertaken to reorganize the legal structure of the Group. The Company incorporated Lentuo Automobile Trading (Hong Kong) Co., Ltd. (“Lentuo Hong Kong”) and Beijing Anhui Wanxing Science & Technology Co., Ltd. (“Lentuo Beijing”) on September 25, 2009 and November 17, 2009, respectively. Lentuo Hong Kong and Lentuo Beijing have been wholly-owned subsidiaries of the Company since their inception. On January 28, 2010 and June 20, 2010, Lentuo Hong Kong and Lentuo Beijing entered into a series of contractual arrangements (“VIE Arrangements” which are more fully described below) with Lentuo Electromechanical, as the shareholder of the Automobile Operating Entities, whereby Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over the Automobile Operating Entities through the ability to exercise all the rights of the Automobile Operating Entities’ shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of the Automobile Operating Entities. Lentuo Hong Kong has been determined to be the primary beneficiary of the Automobile Operating Entities because it is most closely associated with the Automobile Operating Entities due to its obligation to provide unlimited financial support and its ability to determine strategic business decisions of the VIEs through voting rights. In accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) Topic 810 (“ASC 810”), Consolidation, the Company, through Lentuo Hong Kong, consolidates the operating results of the VIEs. Since the VIE Arrangements were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place at the beginning of the year these entities were under common control in a manner similar to a pooling of interest. The reason the Group entered into these VIE Arrangements is due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries such as advertising enterprises in which the Group has some operations and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC Laws or regulations, it structured its legal organization using the aforementioned VIE arrangements.

Further, on June 20, 2010, Lentuo Electromechanical entered into an arrangement with Beijing Huitong Auto Sales & Services Co., Ltd. (“Huitong”), one of the Automobile Operating Entities, whereby Lentuo Electromechanical transferred all of its net assets, except for certain assets which would not be used in the Automobile Business, to Huitong for nil consideration. The assets with a carrying value of RMB123,078 retained by Lentuo Electromechanical were accounted for as a distribution to the Group’s shareholders on June 20, 2010.  Lentuo Electromechanical did not have the necessary title certificates to legally transfer a building, which was historically used for the Automobile Business of Lentuo Electromechanical, to Huitong on June 20, 2010. In order to still transfer substantively all of the rights and benefits of this building to the Group, Lentuo Electromechanical entered into a lease arrangement on June 20, 2010 with Huitong. Under the lease arrangement, Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building at a nominal value at the end of the lease term. Accordingly, Huitong accounted for the building with cost of RMB45,349 as a capital lease in accordance with ASC Topic 840 (“ASC 840”), Leases. The transfer of the net assets and the capital lease arrangement have been accounted for as a transaction between entities under common control in a manner similar to a pooling of interest and the retention of the assets which would not be used in the Automobile Business by Lentuo Electromechanical has been accounted for as a distribution of assets to the Group’s shareholders at the date of disposal.

As of December 31, 2009 and June 20, 2010, the breakdown of Lentuo Electromechanical’s net assets which were distributed to the Group’s shareholders on June 20, 2010 is as follows:

	December 31, 2009	June 20, 2010
	RMB	RMB

Amounts due from related parties	77,003	80,172
Property and equipment, net
Buildings	3,527	3,473
Construction in progress	36,280	36,280
Land use rights, net	3,194	3,153

Net assets	120,004	123,078

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Reorganization Transactions (continued)

For the years ended December 31, 2008 and 2009 and the period from January 1, 2010 to June 20, 2010, Lentuo Electromechanical’s results of operations which are unrelated to the Automobile Business are summarized as follows:

	Year ended December 31, 2008	Year ended December 31, 2009	Period from January 1, 2010 to June 20, 2010
	RMB	RMB	RMB
Revenue	—	—	—
Operating expenses, mainly comprising:
Depreciation and amortization	(194)	(194)	(97)

Net loss	(194)	(194)	(97)

These assets accounted for as a distribution to shareholders on June 20, 2010 did not meet the definition of a component of an entity under ASC Topic 205 (“ASC 205”), Presentation of Financial Statements - Discontinued Operation, as their operations and cash flows were not clearly distinguished from the rest of the Group.

On November 6, 2009, Lentuo Tonghe Advertising Co., Ltd. (“Tonghe Advertising”), one of the Automobile Operating Entities, was sold to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets. The operating results of Tonghe Advertising have been presented as discontinued operations for the years ended December 31, 2008 and 2009.

VIE Arrangements

The significant terms of each VIE Arrangement are listed below:

(i)                        Exclusive call option agreement

Lentuo Electromechanical irrevocably granted Lentuo Hong Kong or its designated persons the exclusive option to purchase part of or the entire equity interests of the Automobile Operating Entities at any time for the minimum price permitted under PRC law. Any amount received by Lentuo Electromechanical from Automobile Operating Entities is required to be remitted back to Lentuo Hong Kong.  In addition, Lentuo Hong Kong is obligated to provide unlimited financial funding to the Automobile Operating Entities when and if required. If the Automobile Operating Entities cannot repay the funds provided by Lentuo Hong Kong, Lentuo Hong Kong must agree to forego the right to seek repayment.  Furthermore, neither Lentuo Electromechanical nor the Automobile Operating Entities are permitted to (i) enter into transactions that could materially affect the Automobile Operating Entities’ assets, liabilities, share capital or operations or (ii) distribute any dividends and grant any loan to third parties without the prior written consent of Lentuo Hong Kong. The exclusive call option agreement is effective for 10 years and Lentuo Hong Kong has the sole discretion to extend the agreement for another 10 years.

(ii)                    Powers of attorney

Pursuant to the powers of attorney signed between Lentuo Electromechanical, in its capacity as the shareholder of the Automobile Operating Entities, and Lentuo Hong Kong, Lentuo Electromechanical irrevocably assigns its full voting rights in the Automobile Operating Entities to Lentuo Hong Kong. The powers of attorney will remain effective as long as Lentuo Electromechanical is the shareholder of the Automobile Operating Entities.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

VIE Arrangements (continued)

The significant terms of each VIE Arrangement are listed below: (continued)

(iii)                Exclusive technology consulting and service agreement

Pursuant to the exclusive technology consulting and service agreement entered into between Lentuo Beijing and the Automobile Operating Entities, Lentuo Beijing has the exclusive and irrevocable right to provide to the Automobile Operating Entities various technical and consulting services, such as market research, business strategy development, technical training and other consultative services related to the automobile retail business. In return, the Automobile Operating Entities are required to pay Lentuo Beijing a service fee in an amount as determined at the sole discretion of Lentuo Beijing. Lentuo Beijing also has the unilateral right to change the service fee amount. The agreement is effective for 10 years and will automatically extend for another 10 years unless both Lentuo Beijing and the Automobile Operating Entities agree to terminate.

(iv)                  Equity interest pledge agreement

Pursuant to the equity interest pledge agreement entered into by Lentuo Beijing and Lentuo Electromechanical, in its capacity as the shareholder of the Automobile Operating Entities, Lentuo Electromechanical has pledged its entire equity interest in the Automobile Operating Entities to Lentuo Beijing (i) to guarantee the performance of the Automobile Operating Entities’ obligations under the exclusive technical consultation and service agreement and (ii) to assure that any actions of Lentuo Electromechanical are in the best interest of Lentuo Beijing. If the Automobile Operating Entities breach their respective contractual obligations under the exclusive technical consultation and service agreement, Lentuo Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. Lentuo Electromechanical agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on its equity interest in the Automobile Operating Entities without the prior consent of Lentuo Beijing. The agreement will expire upon the termination of the exclusive technical consultation and service agreement.

As at December 31, 2010, the following entities were included in the Company’s consolidated financial statements:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Lentuo Hong Kong	September 25, 2009	Hong Kong	100%	Investment holding
Lentuo Beijing	November 17, 2009	PRC	100%	Provision of technical support and management consultation services
Beijing Jiashi Shengtong Investment Consulting Co., Ltd. (“Jiashi Shengtong”)	April 8, 2010	PRC	100%	Provision of technical support and management consultation services

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

1.         ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

As at December 31, 2010, the Company consolidated the following VIEs:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. (“Yuantongqiao Toyota”)	August 25, 2004	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Tuozhan Industrial& Trading Development Co., Ltd. (“Tuozhan I&C”)	September 23, 1997	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd. (“Chengxin Commercial”)	February 7, 2002	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Aotong Automobile Trading Co., Ltd. (“Aotong”)	July 20, 2001	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Tuojiacheng Commercial & Trading Co., Ltd. (“Tuojiacheng”)	December 2, 1998	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (“Huitong”)	September 27, 2009	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services
Lentuo Automobile Lease Co., Ltd. (“Lentuo Lease”)	July 22, 2003	PRC	—	Provision of automobile leasing services
Beijing Tuozhan Automobile Repair Co., Ltd. (“Tuozhan Repair”)	May 16, 2003	PRC	—	Provision of automobile repair and maintenance services

As of December 31, 2010, the carrying amounts of the total assets and the net assets of the Automobile Operating Entities were RMB2,359,887 (US$357,559) and RMB324,472 (US$49,162), respectively, and there was no pledge or collateralization of the assets of the Automobile Operating Entities. The Group has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the years presented.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)        Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

These consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)        Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, estimation of rebates earned, allowance for doubtful accounts, inventory obsolescence, useful lives of property and equipment, valuation allowance for deferred tax assets, deferred tax liabilities and uncertain tax positions and consolidation of VIEs. Actual results could differ significantly from those estimates.

(c)        Foreign currency

The Company has determined its functional currency to be the Chinese Renminbi (“RMB”) while its subsidiaries and VIEs have determined their functional currency to be their respective local currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The Company’s subsidiaries and VIEs located in the PRC have determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of income and comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

The assets and liabilities of the Company’s subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing at the balance sheet date. The consolidated statements of income and comprehensive income of these entities are translated into RMB at the weighted average exchange rates for the year. The resulting translation gains (losses) are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

For the purpose of the consolidated statements of cash flows, cash flows of Company’s subsidiaries located outside of the PRC are translated into RMB at the exchange rates prevailing on the dates of the cash flows. Frequently recurring cash flows of these entities which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

(d)        Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of readers of the financial statements and the translations of RMB into US$ have been made at the exchange rate of RMB6.6000 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2010. No representation is made that the RMB amounts could have been or could be converted into US$ at such rate.

(e)        Fair value of financial instruments

Financial instruments include cash equivalents, restricted cash, trading securities, accounts receivable, certain other current assets, accounts payable, certain other current liabilities, amounts due from/to related parties, amounts due to employees and short-term loans. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)        Fair value of financial instruments (continued)

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group had no financial instruments measured at fair value as of December 31, 2009 and 2010.

(f)         Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with banks or other financial institutions with original maturity of three months or less at the date of purchase and are unrestricted as to withdrawal and use.

(g)        Accounts receivable

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable based on an assessment of specific evidence including the aging of the balance, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection effort has ceased.

(h)        Inventories

Inventories, consisting of new automobiles, spare parts and accessories, are stated at the lower of purchased cost net of rebates or market value. Purchase cost is determined by the weighted-average method.

The Group’s purchase arrangements with certain automobile manufacturers entitle the Group to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. The Group accounts for these rebates in accordance with ASC sub-topic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives. Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on the Group’s purchase estimates. Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized. Rebates relating to motor vehicles purchased but still held by the Group as at the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

(i)         Investment in equity investee

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investment—Equity Method and Joint Venture. Under the equity method, the Group’s proportionate share of the equity investee’s net income or loss is included as share of income (losses) in the equity investee in the consolidated statements of income and comprehensive income.

The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method and goodwill is included as part of the Company’s investment in equity investee in the consolidated balance sheets. The Company evaluated the investment in equity investee for impairment under ASC 323. An impairment loss on the investment in equity investee is recognized in the consolidated statements of income and comprehensive income when the decline in value is determined to be other-than-temporary.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)         Investment in equity investee (continued)

On May 21, 2003, the Group invested RMB400 for 20% of the equity interest in Beijing Lentuo Tongda Co., Ltd. (“Tongda”). The investment in Tongda was accounted for under the equity method as the Group had significant influence over Tongda. On November 4, 2009, the Group sold its investment in Tongda to Mr. Guo and his son, for cash consideration of RMB398, which equaled the carrying amount of the investment.

(j)         Investments

The Group accounts for its investments in marketable securities in accordance with ASC topic 320 (“ASC 320”), Investments—Debt and Equity Securities. ASC 320 classifies the investment in marketable securities as “held-to-maturity”, “trading” or “available-for-sale”. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. The securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Marketable securities not classified as trading nor as held-to-maturity are classified as available-for-sale securities. Investments in securities classified as trading are measured and reported at fair value, with unrealized gains and losses recorded in the consolidated statements of income and comprehensive income. The Group did not hold any held-to-maturity or available-for-sale securities during any of the years presented.

(k)        Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	40 years
Machinery	5 years
Office equipment	5 years
Motor vehicles	5 years

Expenditures for major additions or improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets. Expenditure for minor replacements, maintenance and repairs that do not improve or extend the lives of the assets are charged to expense when incurred. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of income and comprehensive income.

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Capitalization of interest costs is suspended during extended periods in which activities related to the acquisition or construction of the qualifying assets is interrupted. No interest costs were capitalized for any of the years presented.

(l)         Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)       Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment and land use rights for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the years presented.

(n)        Revenue recognition

For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the goods have been delivered or the services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) collectability is reasonably assured.

(i) Sales of automobiles

The Group and the customer sign an agreement containing the significant terms of sales to evidence that an arrangement exists. Delivery of the automobile is evidenced by the customer’s sign-off on an acceptance form upon receipt. The purchase price is fixed or determinable because it is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. For the vast majority of sales, the customers pay the full purchase price in cash upon delivery of the automobile. The Group conducts thorough credit checks on customers prior to extending credit to such customers. Some customers obtain loans at market terms through third party financial institutions. The Group arranges for the customer to pick up the automobile only after the customer’s loan application is approved and typically receives the full payment from the financial institutions within two weeks of the delivery date. Financial institutions bear full collection risk and there is no recourse to the Group in the event a customer defaults on the loan payments. The Group has not experienced any defaults on payments from financial institutions once a loan application has been approved. Therefore, collectability is considered reasonably assured by the Group when a customer’s loan application is approved. Accordingly, revenue on automobile sales is recognized by the Group upon delivery of the automobile to the customer which coincides with when all the conditions required for revenue recognition have been met.

(ii) Automobile repair and maintenance services

Revenue generated from automobile repair and maintenance services is recognized after services have been rendered and accepted by the customer. A work order detailing the services to be provided and the preliminary price estimate is signed by the end customer and service representative from the Group prior to the requested service being performed. When the service has been completed, the customer signs a settlement worksheet as evidence of acceptance of the services provided and the final fees charged for such services which signifies persuasive evidence of an arrangement and performance of services. Fees are considered fixed or determinable because no subsequent concessions such as discounts, rebates, refunds or other price changes are provided subsequent to the customer’s acceptance. The majority of repair and maintenance services provided by the Group are paid in full by the customer upon delivery of the serviced automobile to the customer. The Group also accepts repair work that is paid directly by the customer’s insurance company. Collectability is considered reasonably assured as the Group verifies that the service and charges are acceptable under the customer’s insurance policy coverage directly with the insurance company prior to performing the work. Lastly, fees charged to suppliers for repair and maintenance services covered by supplier’s warranties are based on standard rates billed to customers and insurance

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)        Revenue recognition (continued)

companies for such services. Suppliers settle fees charged for warranty-covered services on a monthly basis. Collectability is considered reasonably assured as the Group deals with only reputable insurance companies and suppliers and historically, the Group has not experienced any significant defaults for payment. Based on the above, revenue on automobile repair and maintenance services is recognized upon completion of the requested services and delivery of the serviced automobile to the customer which coincides with when all the conditions required for revenue recognition have been met.

(iii) Other services

Included in other services are commission fees that third party financial institutions pay to the Group for arranging for customers to obtain automobile insurance or financing loans from these financial institutions as well as revenues from the provision of short-term automobile leasing services. The Group is not a party to the insurance or financing contracts which are solely between the third party financial institution and the customer. Persuasive evidence of the arrangement is documented in a contract signed by the third party financial institutions and the Group. The commission fees are fixed and non-refundable once received. Payment of the commission fee coincides with the completion of the required service which results in the recognition of revenue. The Group had limited operations relating to automobile leasing services, which accounted for an insignificant portion of total revenues for all years presented. Revenues from the provision of automobile leasing services are recognized ratably over the lease terms, typically less than one year, in accordance with ASC 840. All leases have been accounted for as operating leases.

In accordance with ASC sub-topic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations, the Group acts as the principal in its automobile sales and repair and maintenance transactions with the customers. Accordingly, the Group records revenues from automobile sales and automobile repair and maintenance services on a gross basis. In all such arrangements, the Group contracts directly with its end customers, serves as the primary obligor and assumes inventory risk.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the consolidated balance sheets. VAT amounted to RMB317,971, RMB396,863 and RMB569,351 (US$86,265) for the years ended December 31, 2008, 2009 and 2010, respectively. The Group recognized revenues net of VAT.

The Group is subject to business tax on the other services revenues earned in the PRC. The applicable rate of business tax is 5% of the revenue. Revenues derived from sales of automobiles and automobile repair and maintenance services are not subject to business tax. Business tax for the years ended December 31, 2008, 2009 and 2010 was RMB466, RMB367 and RMB2,046 (US$310), respectively. The Group recognized revenues net of business tax.

(o)        Cost of goods sold

Cost of goods sold consists primarily of purchase costs of new automobiles net of rebates from automobile manufacturers (Note 2(h) and Note 5). Cost of services consists of cost of spare parts consumed, direct labor and materials, an allocation of indirect overhead expenses attributable to repair and maintenance services and the 5% business tax for technology consulting and service fees charged by Lentuo Beijing to the VIEs.

(p)        Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales, marketing and distribution expenses, amounted to RMB6,760, RMB5,656 and RMB9,256 (US$1,402) for the years ended December 31, 2008, 2009 and 2010, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)        Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards, and credits, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group follows ASC 740 in accounting for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainties in income taxes by prescribing the recognition threshold a tax position must meet before being recognized in the financial statements. The Group classifies interests and penalties related to unrecognized tax benefits as interest expenses and other expenses, respectively. The Group’s estimated liability for unrecognized tax benefits and the related interests and penalties are periodically assessed for adequacy and may be affected by new information, changing interpretation of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The actual benefits ultimately realized may differ from the Group’s estimates.

(r)         Discontinued operations

In accordance with ASC 205, when a component of an entity has been disposed of or is classified as held for sale and the Company will no longer have any significant continuing involvement in the operations of the component, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations in the consolidated statements of income and comprehensive income for all years presented.

(s)        Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (“ASC 220”), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the years presented, the Group’s comprehensive income is equivalent to its net income.

(t)         Employee benefits

Full time employees of the Company’s subsidiaries and VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries and VIEs have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,480, RMB3,374 and RMB12,526 (US$1,898) for the years ended December 31, 2008, 2009 and 2010, respectively.

(u)        Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group. As a result, the Group has six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)        Segment reporting (continued)

The accounting policies used in the Group’s segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

(v)        Earnings per share

In accordance with ASC topic 260 (“ASC 260”), Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year.

(w)       Leases

In accordance with ASC 840, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. The Group had no capital leases for the years ended December 31, 2008 and 2009. On June 20, 2010, Lentuo Electromechanical entered into a capital lease arrangement for a building with Huitong whereby Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building at a nominal value at the end of the lease term (Note 1). For the years ended December 31, 2008, 2009 and 2010, the Group recorded total rental expenses of RMB3,899, RMB4,586 and RMB6,379 (US$967), respectively, on its operating leases.

(x)        Recently issued accounting standards

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimated selling price. ASU 2009-13 also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, ASU 2009-13 significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective for fiscal years beginning after June 15, 2010 and is to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company did not early adopt ASU 2009-13 and does not expect the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)        Recently issued accounting standards (continued)

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation-Stock Compensation (“ASC 718”): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provides amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. Early application is permitted. The Company did not early adopt ASU 2010-13 and does not expect the adoption of ASU 2010-13 will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles —Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of ASU 2010-28 is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in ASU 2010-28 modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 will have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of ASU 2010-29 is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company did not early adopt ASU 2010-29 and does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial statements.

3.         RESTRICTED CASH

As of December 31, 2009 and 2010, cash of RMB169,887 and RMB401,994 (US$60,908), respectively, was pledged to financial institutions as collateral for the Group’s bills payable (Note 10).

4.         ACCOUNTS RECEIVABLE

The Group generally requires full payment from its customers upon delivery of its automobiles or services, except for certain credit sales, mortgage loan sales and repair and maintenance services covered by insurance and automobile manufacturers’ warranty. The credit terms are generally one month to six months after the delivery of products or services. The Group does not offer extended payment terms and all accounts receivable are non-interest bearing. As of December 31, 2009 and 2010, all of the accounts receivable balances were within their credit terms.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

5.         INVENTORIES

Inventories are summarized as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

New motor vehicles	269,081	263,880	39,982
Spare parts and accessories	21,217	12,299	1,863

	290,298	276,179	41,845

No inventory obsolescence provision was recognized as of December 31, 2009 and 2010.

As of December 31, 2009 and 2010, cost of inventories was reduced by RMB23,060 and RMB19,452 (US$2,947), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased but still held by the Group at the balance sheet date. For the years ended December 31, 2008, 2009 and 2010, cost of goods sold was reduced by RMB118,907, RMB144,771 and RMB194,166 (US$ 29,419), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased and sold during the reporting period.

6.         PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Prepaid rental expenses	1,153	1,598	242
Loans to third parties	3,103	—	—
Deposits	6,112	40,990	6,211
Staff advances	5,130	4,126	625
Subsidies receivable	—	5,103	773
Others	2,434	1,926	292

	17,932	53,743	8,143

Loans to third parties as of December 31, 2009 represented temporary funding provided by the Group to third parties. The loans were interest-free and repayable on demand. The amounts were fully settled during the year ended December 31, 2010.

Deposits consisted primarily of rental deposits and other miscellaneous deposits. As of December 31, 2009 and 2010, a deposit of RMB3,000 and RMB6,500 (US$985), respectively, was placed with Toyota Financing Corporation as a guarantee for short-term loans granted on market terms to the Group by Toyota Financing Corporation.  As of December 31, 2010, (i) a deposit of RMB5,000 was placed with the local government authority in Beijing as a guarantee for securing the lease of a piece of land for expansion of the Group’s auto repair workshop; (ii) a deposit of RMB5,100 was placed with an independent third party as a guarantee in exchange for the commencement of the process of transferring its existing lease of a new exhibit hall in Beijing to the Group; (iii) a deposit of RMB5,000 was placed with an independent third party as a guarantee for entering into the bidding process for the establishment of a new finance service company with a supplier of the Group, which is refundable within one year upon completion of the bidding; (iv) a deposit of RMB12,000 was placed with a supplier of the Group as a guarantee for entering into bidding process for the establishment of new exhibit hall in Beijing; and (v) a deposit of RMB6,000 was placed with an independent third party as a guarantee for the application of a new automobile brand.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

6.         PREPAID EXPENSES AND OTHER CURRENT ASSETS (CONTINUED)

In May 2010, the PRC government announced rules on promoting energy-efficient vehicles. According to the rules, passenger vehicles with engines of or below 1.6-liter which are in compliant with fuel consumption limits are defined as energy-efficient vehicles. Customers are entitled to receive a subsidy of RMB3 per energy-efficient vehicle purchased in the form of a discount from the dealership. The government provides the RMB3 subsidy to the automobile manufacturer, which in turn reimburses the amount collected to the dealership. As of December 31, 2010, the Group had RMB5,103 (US$773) subsidies receivable from its automobile manufacturers.

7.         PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Buildings	239,586	235,044	35,613
Machinery	11,590	12,274	1,860
Office equipment	7,223	8,195	1,242
Motor vehicles	37,371	38,145	5,779
	295,770	293,658	44,494
Less: Accumulated depreciation	(64,354)	(71,787)	(10,877)

Property and equipment, net	231,416	221,871	33,617

Construction in progress	36,280	1,414	214

Total	267,696	223,285	33,831

Buildings with a net carrying value of RMB3,473 and construction in progress with a carrying value of RMB36,280 were distributed to the Group’s shareholders on June 20, 2010 in connection with the reorganization of the Group (Note 1).

Depreciation expenses were RMB11,436, RMB11,905 and RMB13,729 (US$2,081) for the years ended December 31, 2008, 2009 and 2010, respectively.

Depreciation expenses have been reported in the following accounts:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cost of goods sold	327	167	5,179	785
Selling, marketing and distribution expenses	9,816	11,202	6,968	1,056
General and administrative expenses	1,293	536	1,582	240

	11,436	11,905	13,729	2,081

As of December 31, 2009, short-term loans amounting to RMB159,460 were secured by the pledge of property and equipment with an aggregate net carrying value of RMB51,968. As of December 31, 2010, short-term loans amounting to RMB171,052 (US$25,917) were secured by the pledge of property and equipment of the Group with an aggregate net carrying value of RMB47,082 (US$7,134).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

7.         PROPERTY AND EQUIPMENT (CONTINUED)

As of December 31, 2009 and 2010, the Group has not obtained the ownership certificates related to certain buildings with a carrying value of RMB169,828 and RMB132,789 (US$20,120), respectively.

8.         LAND USE RIGHTS

	December 31,
	2009	2010
	RMB	RMB	US$

Land use rights	10,672	6,939	1,051
Less: Accumulated amortization	(1,530)	(1,133)	(171)

Land use rights, net	9,142	5,806	880

Land use rights with a net carrying value of RMB3,153 were distributed to the Group’s shareholders on June 20, 2010 in connection with the reorganization of the Group (Note 1).

As of December 31, 2009, short-term loans amounting to RMB159,460 were secured by the pledge of land use rights with an aggregate net carrying value of RMB9,142. As of December 31, 2010, short-term loans amounting to RMB171,052 (US$25,917) were secured by the pledge of land use rights of the Group with an aggregate net carrying value of RMB5,806 (US$880).

Amortization expenses were RMB223, RMB223 and RMB183 (US$28) for the years ended December 31, 2008, 2009 and 2010, respectively. For each of the five succeeding years starting from January 1, 2011, the annual amortization expense of the land use rights is estimated to be RMB144 (US$22).

9.         DEFERRED INITIAL PUBLIC OFFERING COSTS

Direct costs incurred by the Company attributable to its initial public offering of ordinary shares in the United States were deferred until December 13, 2010 and offset against the gross proceeds received from such offering (Note 1).

10.       BILLS PAYABLE

Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such a case, the Group may be required to pay the financial institution an interest charge. The Group has utilized bills payable to settle amounts owing to its automobile suppliers. There is no recourse to the Group in the event the financial institutions default upon demand for payment by the holders of the bills. Bills payable are secured by the Group’s restricted cash.

11.       ADVANCES FROM CUSTOMERS

Advances from customers represent cash payments received from customers in advance of the delivery of new automobiles or repair and maintenance services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest bearing and refundable if the Group fails to perform.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

12.       DEPOSITS FROM THIRD PARTIES

Certain third-party companies that produce automobile accessories and after-market automobile products paid cash security deposits to the Group in return for the right to display one or more of the Group’s automobiles in those third parties’ premises. Title and ownership of these automobiles remain with the Group and the automobiles are strictly limited for display purposes only and not for any other use. Deposits from third parties are interest-free and repayable by the Group in six months or less upon the return of the automobiles. The Group also has the sole right to demand return of its automobiles held by the third parties at any time by returning the deposit in full. Inventories amounting to RMB132,500 and RMB64,470 (US$9,768) were subject to cash security deposit arrangements with third parties as of December 31, 2009 and 2010, respectively.

13.       ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

VAT payable	45,898	121,556	18,418
Other taxes payable	8,476	9,813	1,487
Interest on late tax payment	18,133	39,042	5,915
Staff costs payable	10,425	20,353	3,084
Initial public offering costs	1,838	11,488	1,742
Other accrued expenses	7,783	6,021	912

	92,553	208,273	31,558

14.       SHORT-TERM LOANS

Short-term loans as of December 31, 2009 and 2010 comprise:

	December 31,
	2009	2010
	RMB	RMB	US$

Guaranteed	64,000	70,000	10,606
Guaranteed and secured	159,460	159,827	24,216
Unsecured	102,000	11,226	1,701

Total	325,460	241,053	36,523

The Group’s short-term loans are RMB denominated loans obtained from banks and other financial institutions with interest rates ranging from 6.42% to 9.71%, 5.35% to 7.65% and 4.46% to 5.85% for the years ended December 31, 2008, 2009 and 2010, respectively. The weighted average interest rate on short-term loans outstanding was 5.20% and 5.60% as of December 31, 2009 and 2010, respectively. The short-term loans are repayable between January 2011 and July 2011.

Short-term loans amounting to RMB64,000 and RMB70,000 (US$10,606) as of December 31, 2009 and 2010, respectively, were guaranteed by Mr. Guo, the ultimate controlling shareholder, Donglv Liang, a relative of Mr. Guo, Chuanxin Sun, a shareholder of the Company and Beijing Jing Jia Century Industry and Commercial Co., Ltd., a third party (collectively the “Loan Guarantors”). The Group did not incur any fees to obtain such guarantees.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

14.       SHORT-TERM LOANS (CONTINUED)

Short-term loans amounting to RMB159,460 and RMB152,827 (US$23,156) as of December 31, 2009 and 2010, respectively, were guaranteed by the Loan Guarantors and secured by Lentuo Electromechanical’s property and equipment and land use rights (Note 16).

Interest expense on short-term loans was RMB16,533, RMB16,941and RMB21,434 (US$3,248) for the years ended December 31, 2008, 2009 and 2010, respectively.

15.       INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Lentuo Hong Kong is subject to Hong Kong corporate income tax at a rate of 16.5% on the assessable profits arising in Hong Kong. For the years ended December 31, 2008, 2009 and 2010, Lentuo Hong Kong had no provision for income taxes, as it had no assessable profits during these years.

PRC

Pursuant to the PRC Corporate Income Tax Law and relevant regulations (the “CIT Law”), the Company’s subsidiaries and VIEs located in the PRC were generally subject to enterprise income taxes (“CIT”) at a statutory rate of 25%.  The Group has minimal operations in jurisdictions outside of PRC.

Under the CIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

Moreover, the CIT Law treats enterprises established outside of PRC with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income commencing on January 1, 2008. As of December 31, 2010, the Company has not accrued for PRC tax on such basis as the Group’s non-PRC entities had zero assessable profits for the years after January 1, 2008. The Company will continue to monitor its tax status with regard to the PRC tax resident enterprise regulation.

Income (loss) before income taxes consists of:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

PRC	104,308	179,204	226,326	34,292
Other jurisdictions	—	(3)	(1,860)	(282)
	104,308	179,201	224,466	34,010

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

15.       INCOME TAXES (CONTINUED)

Income tax expenses comprise:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Current income tax expense	27,872	50,119	67,549	10,235
Deferred income tax benefit	(66)	(80)	(4,456)	(675)
	27,806	50,039	63,093	9,560

A reconciliation of the income tax computed at the statutory income tax rate of 25% applicable to PRC operations to income tax expense is as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Income tax computed at PRC statutory tax rate	26,077	44,800	56,117	8,503
Non-deductable expenses	1,738	5,230	6,582	997
Changes in the valuation allowance	(9)	9	394	60
	27,806	50,039	63,093	9,560

Effective tax rate	27%	28%	28%	28%

Deferred tax assets reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets are as follows:

	December 31,
	2009	2010
	RMB	RMB	US$
Deferred tax assets:
Current
Accrued expenses	—	2,012	305
Unpaid staff costs	—	2,049	310
Total current deferred tax assets	—	4,061	615
Non-current
Depreciation of property and equipment	465	860	130
Net operating loss carry forwards	218	612	93
Valuation allowance	(218)	(612)	(93)
Total non-current deferred tax assets	465	860	130
Total deferred tax assets	465	4,921	745

As of December 31, 2010, the Group had no net tax operating loss carry forwards.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

15.       INCOME TAXES (CONTINUED)

As of December 31, 2009 and 2010, deferred tax liabilities have not been provided on undistributed earnings of the Company’s foreign subsidiaries and VIEs which are located in the PRC as the Company intends to indefinitely reinvest such earnings into its subsidiaries and VIEs located in the PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of December 31, 2009 and 2010, the Group recorded unrecognized tax benefits of RMB79,771 and RMB4,963 (US$752), respectively, of which RMB49,525 and RMB4,963 (US$752) relate to cash tax liability, respectively. The unrecognized tax benefits are related to uncertain tax positions claimed in the VIEs’ 2007 and 2008 PRC tax returns, specifically with regard to understated revenues associated with invoicing for new automobiles sales and overstated costs of goods sold associated with the receipt of automobiles manufacturers’ purchase rebates. In May 2010, the VIEs re-filed their tax returns with the relevant tax authorities to report the understated revenues and overstated costs of goods sold for the years ended December 31, 2007 and 2008. In addition, the Group agreed with the relevant tax authorities to settle the years 2007 and 2008 tax liabilities totaling RMB47,402 by December 30, 2011. As a result, the amount of unrecognized tax benefit as of December 31, 2009 was reduced by approximately RMB77,648, including scheduled cash payment for unpaid taxes of RMB47,402 and foregone originally filed tax losses of RMB30,246. Thus, the remaining unrecognized tax benefits of RMB4,963 (US$752) as of December 31, 2010 comprised RMB2,123 from the remaining unrecognized tax benefits for the years ended December 31, 2007 and 2008 and RMB2,840 related to unrecognized tax benefits claimed on the 2009 income tax return.

A roll-forward of accrued unrecognized tax benefits, excluding interest and penalty charges, is as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Balance — beginning of year	79,771	79,771	12,087
Additions based on tax positions claimed in the 2009 income tax return	—	2,840	430
Reduction for settlement of tax positions for years 2007 and 2008	—	(77,648)	(11,765)
Balance — end of year	79,771	4,963	752

For the years ended December 31, 2008, 2009 and 2010, the Group recorded interest expense related to its uncertain tax position of RMB2,656, RMB7,368 and RMB906 (US$137), respectively. For the years ended December 31, 2008, 2009 and 2010, no penalties were recorded.

In general, the tax authorities in the PRC have up to three years to conduct examinations of the Group’s PRC subsidiaries and VIEs’ tax filings. Accordingly, the tax years 2007 through 2009 for the PRC subsidiaries and VIEs remain open to examination by the tax authorities as of December 31, 2010.

16.       RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years are as follows:

Name of related parties	Relationship with the Group

Lentuo Second-hand Motor Vehicle Co., Ltd.	A company controlled by Mr. Guo
Jiahe Tongda Advertising Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Tongda Co., Ltd.	A company controlled by Mr. Guo
Beijing Weitzman Vehicle Co., Ltd.	A company significantly influenced by Mr. Guo
Beijing Lentuo Cultural Development Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Ruitong Investment Co., Ltd.	A company controlled by Mr. Guo

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

Tonghe Advertising Co., Ltd.	A company controlled by Mr. Guo
Mr. Guo	The ultimate controlling shareholder of the Company
Chuanxin Sun	A shareholder of the Company

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

16.       RELATED PARTY TRANSACTIONS (CONTINUED)

The Group had the following related party transactions for the years ended December 31, 2008, 2009 and 2010:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Short-term loans to related parties:
Mr. Guo	161,239	116,866	250,669	37,980
Chuanxin Sun	41	150	251	38
Beijing Lentuo Ruitong Investment Co., Ltd.	18,201	2,350	50,488	7,650

	179,481	119,366	301,408	45,668

Repayments of short-term loans to related parties:
Mr. Guo	—	—	528,774	80,117
Chuanxin Sun	—	—	442	67
Beijing Lentuo Ruitong Investment Co., Ltd.	—	—	74,262	11,252

	—	—	603,478	91,436

Temporary funding to related parties:
Beijing Lentuo Cultural Development Co., Ltd.	—	1,000	18,731	2,838
Beijing Weitzman Vehicle Co., Ltd.	3,030	1,000	—	—
Beijing Lentuo Tongda Co., Ltd.	—	—	25,136	3,808
Tonghe Advertising Co., Ltd.	—	—	62,496	9,469
Lentuo Second-hand Motor Vehicle Co., Ltd.	130	—	4,171	632

	3,160	2,000	110,534	16,747

Repayments of temporary funding to related parties:
Beijing Lentuo Cultural Development Co., Ltd.	—	—	20,716	3,139
Beijing Weitzman Vehicle Co., Ltd.	—	—	4,030	611
Beijing Lentuo Tongda Co., Ltd.	—	—	25,136	3,808
Tonghe Advertising Co., Ltd.	—	—	62,496	9,469
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	—	4,171	632

	—	—	116,549	17,659

Temporary funding from related parties:
Mr. Guo	—	—	13,553	2,053
Beijing Lentuo Ruitong Investment Co., Ltd.	—	—	433	66

	—	—	13,986	2,119

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

16.       RELATED PARTY TRANSACTIONS (CONTINUED)

The Group had the following related party transactions for the years ended December 31, 2008, 2009 and 2010: (continued)

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
Repayments of temporary funding from related parties:
Beijing Lentuo Tongda Co., Ltd.	—	—	1,038	157
Beijing Lentuo Ruitong Investment Co., Ltd.	—	—	433	66
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	—	191	29

	—	—	1,662	252

Distribution of assets to shareholders:
Mr. Guo	—	—	123,078	12,147

On November 6, 2009, Tonghe Advertising, one of the Automobile Operating Entities, was sold to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets.

The Group had the following related party balances as of December 31, 2009 and 2010:

	December 31,
	2009	2010
	RMB	RMB	US$

Amounts due from related parties:
Mr. Guo	278,105	—	—
Chuanxin Sun	191	—	—
Beijing Lentuo Cultural Development Co., Ltd.	1,985	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	23,774	—	—
Beijing Weitzman Vehicle Co., Ltd.	4,030	—	—

	308,085	—	—

Amounts due to related parties:
Mr. Guo	—	13,553	2,053
Lentuo Second-hand Motor Vehicle Co., Ltd.	191	—	—
Beijing Lentuo Tongda Co., Ltd.	1,038	—	—

	1,229	13,553	2,053

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

16.       RELATED PARTY TRANSACTIONS (CONTINUED)

Amounts due from Mr. Guo and Beijing Lentuo Ruitong Investment Co., Ltd. as of December 31, 2009 represented unsecured interest-free loans granted by the Group directly or indirectly to its controlling shareholder. The loans were fully repaid in 2010.  Amounts due to Mr. Guo as of December 31, 2010 represented unsecured interest-free loans granted by Mr. Guo to the Group. The loans are repayable on demand.

The average balance due from related parties for the years ended December 31, 2008, 2009 and 2010 was RMB95,709, RMB247,467 and RMB154,043 (US$23,340), respectively and the average balance due to related parties for the years ended December 31, 2008, 2009 and 2010 was RMB4,809, RMB1,156 and RMB7,391 (US$1,120), respectively.

As of December 31, 2010, short-term loans of the Group amounting to RMB152,827 (US$23,156) were secured by the pledge of Lentuo Electromechanical’s property and equipment with a net carrying value of RMB3,473 (US$526) and land use rights with a net carrying value of RMB3,153 (US$478).

17.       SHARE CAPITAL

On July 27, 2010, the Company restructured its share capital to decrease the authorized capital to 500,000,000 ordinary shares with a per share par value of US$0.00001 from 50,000 ordinary shares with a per share par value of US$1.00. In addition, each existing shareholder obtained 100,000 new ordinary shares for every 1 ordinary share previously held. Pursuant to the memorandum and articles of association of the Company, the holders of ordinary shares are entitled to receive dividends when and if declared by the board of directors of the Company. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote.

On August 20, 2010, pursuant to a subscription agreement, the Company issued 1,510,841 ordinary shares in a private placement to Newman Investments Limited, a third party investor, in exchange for US$18,000. Under the subscription agreement, if the Group’s audited consolidated net income for the year ended December 31, 2010 (‘‘2010 Net Income’’) is lower than RMB160,000, Mr. Guo, for nil consideration, shall transfer to Newman Investments Limited such number of additional ordinary shares so that the shareholding of Newman Investments Limited will equal 1,510,841 shares multiplied by a ratio, the numerator of which is RMB160,000 and the denominator of which is equal to the 2010 Net Income (the “Feature”).  Since the Feature was provided by Mr. Guo, the principal shareholder, for the benefit of the Company in connection with a capital financing transaction, the transaction was accounted for as a shareholder’s contribution in accordance with SAB Topic 5T., Accounting for Expenses or Liabilities Paid by Principal Stockholder(s).  The total proceeds received from Newman Investments Limited were allocated between the ordinary shares issued and additional paid-in capital based on their relative fair value.  As the Feature represents a shareholder’s contribution or equity instrument, the amount allocated to additional paid-in capital is not subject to subsequent re-measurement to reflect changes in the fair value of the Feature.

In connection with the private investment transaction with Newman Investments Limited, the Company and its shareholders entered into a shareholder agreement that imposes certain restrictions on the issuance and sale of the Company’s ordinary shares.  Pursuant to the shareholder agreement, Newman Investments Limited is entitled to appoint to, and remove from, the Company’s board a non-executive director and Newman Investments Limited’s consent is required for certain corporate actions.  The shareholder agreement was terminated upon the completion of the Company’s IPO on December 15, 2010.

On October 29, 2010, the Company effected a 34,427,071 ordinary shares rights offering to all existing ordinary shareholders on that date on a pro rata basis for a subscription price of US$0.00001 per ordinary share. All ordinary share and per share information is adjusted retroactively for the above described change in share capital on July 27, 2010 and the bonus element issuance on October 29, 2010, for all years presented.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

17.       SHARE CAPITAL (CONTINUED)

On December 15, 2010, the Company completed its IPO on the New York Stock Exchange with the issuance of 6,500,000 ADS, or 13,000,000 ordinary shares, priced at US$8.00 per ADS. The IPO yielded aggregate gross proceeds of US$52,000.

As of December 31, 2009 and 2010, 39,908,389 and 58,937,912 ordinary shares were issued and outstanding, respectively.

The Group has not paid or declared any dividends on ordinary shares to date. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Group’s board of directors and subject to the requirement of Cayman Islands’ laws.

18.       EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2008, 2009 and 2010 are calculated as follows:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Numerator for basic and diluted earnings per share:
Income from continuing operations	76,502	129,162	161,373	24,450
Loss from discontinued operations	23	(433)	—	—

Net income attributable to ordinary shareholders	76,525	128,729	161,373	24,450

Denominator for basic and diluted earnings per share:
Number of ordinary shares outstanding, opening	10,000,000	10,000,000	10,000,000	10,000,000
Retroactive adjustment for bonus element in rights offering on October 29, 2010 (Note 17)	29,908,389	29,908,389	31,567,302	31,567,302
Weighted average number of ordinary shares issued on August 20, 2010 (1,510,841 shares)	—	—	554,665	554,665
Weighted average number of ordinary shares issued on December 15, 2010 (13,000,000 shares)	—	—	605,479	605,479
Weighted average number of ordinary shares outstanding	39,908,389	39,908,389	42,727,446	42,727,446

Basic and diluted earnings per share:
Income from continuing operations	1.92	3.24	3.77	0.57
Loss from discontinued operations	—	(0.01)	—	—

Net income attributable to ordinary shareholders	1.92	3.23	3.77	0.57

The Group does not have any securities outstanding which could potentially dilute basic earnings per share for the years ended December 31, 2008, 2009 and 2010.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

19.       DISCONTINUED OPERATIONS

On November 6, 2009, Tonghe Advertising was sold to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets.  Tonghe Advertising has operations and cash flows that were clearly distinguished from the rest of the Group and met the definition of a component of an entity under ASC 205. Accordingly, the financial results of Tonghe Advertising have been presented as discontinued operations in the consolidated statements of income and comprehensive income for all years presented.

The following are the results of discontinued operations for the years ended December 31, 2008 and 2009.

	Years ended December 31,
	2008	2009
	RMB	RMB

Revenues	4,409	1,672
Cost of goods sold	(4,011)	(1,493)

Gross profit	398	179

Selling, marketing and distribution expenses	(156)	(181)
General and administrative expenses	(220)	(432)
Interest income	1	1

Loss before income tax expenses	23	(433)
Income tax expenses	—	—

Net loss	23	(433)

Revenues of Tonghe Advertising were derived primarily from the provision of automobile advertising and marketing related services and were recognized upon the completion of the promotional events.

Cash flows attributed to discontinued operations for the years ended December 31, 2008 and 2009 are as follows:

	Years ended December 31,
	2008	2009
	RMB	RMB

Cash flows provided by (used in) operating activities	716	(538)
Cash flows provided by investing activities	—	—
Cash flows provided by financing activities	—	—

Net increase (decrease) in cash and cash equivalents	716	(538)
Cash and cash equivalents, beginning of year	—	716

Cash and cash equivalents, end of year	716	178

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

20.       STATUTORY RESERVES

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its PRC subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary and VIEs.

In accordance with the Law of the People’s Republic of China on Foreign Invested Enterprises (“FIE”) and the Company’s articles of association, an FIE established in the PRC is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-owned foreign invested enterprise (“WOFE”) is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non-wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors, except for the general reserve fund which has the same requirement as for a WOFE. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Lentuo Beijing, established as a WOFE, is therefore subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the People’s Republic of China, a domestic enterprise is required to provide for a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The VIEs were established as domestic invested enterprises and therefore are subject to the above mandated restrictions on distributable profits.

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as a general reserve fund, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of the Company’s PRC subsidiary and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB282,371 and RMB470,527 (US$71,292) as of December 31, 2009 and 2010, respectively. No dividend appropriations were made for the years ended December 31, 2008, 2009 and 2010.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

21.       CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, advances to suppliers and amounts due from related parties. As of December 31, 2009 and 2010, all of the Group’s cash and cash equivalents were managed by financial institutions which management believes are of high credit quality.

Advances to suppliers are typically unsecured and arise from deposits paid in advance for purchases of inventories from suppliers based in the PRC. As a percentage of total advances, the top five suppliers accounted for 87.4% and 99.9% as of December 31, 2009 and 2010, respectively.

	December 31,
	2009	2010
	RMB	RMB	US$

Shanghai Volkswagen Automobile Selling Co., Ltd.	43,954	82,864	12,555
FAW-Mazda Automobile Sales Co., Ltd.	36,051	35,217	5,336
FAW-VW Automobile Sales Co., Ltd.	111,248	247,123	37,443
Chang An Ford Mazda Automobile Co., Ltd.	7,994	6,634	1,005
FAW-Toyota Automobile Sales Co., Ltd.	20,616	23,312	3,532

	219,863	395,150	59,871

Total advances	251,632	395,266	59,889

Percentage of advances to top five suppliers to total advances	87.4%	99.9%	99.9%

Due to the Group’s concentration of advances made to a limited number of suppliers, any negative events or deterioration in financial strength with respect to the Group’s suppliers may cause a material loss to the Group and have a material adverse effect on the Group’s financial condition and results of operations. The risk with respect to advances made to suppliers is mitigated by credit evaluations that the Group performs on suppliers and ongoing monitoring processes on outstanding balances.

Amounts due from related parties are typically unsecured, interest-free and repayable on demand. In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness.  An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

21.       CONCENTRATION OF RISKS (CONTINUED)

Concentration of suppliers

A significant portion of the Group’s inventories is sourced from the five largest suppliers who collectively accounted for RMB1,839,806, RMB2,078,756 and RMB3,039,553 (US$460,538) for the years ended December 31, 2008, 2009 and 2010, respectively, of the total inventory purchases. Any disruption in the supply of inventories to the Group from these suppliers may adversely affect the Group’s business, financial condition and results of operations.

Each of the Group’s dealerships operates pursuant to a franchise agreement between the applicable automobile manufacturer and the dealership.  The Group’s business depends on the franchise rights awarded by automobile manufacturers.  As a result of the dependence on these franchise rights, manufacturers exercise a significant level of influence over the Group’s day-to-day operations and the terms of the franchise agreements govern key aspects of the Group’s operations and capital spending.  All of the franchise agreements are nonexclusive, free-of-charge, must be renewed periodically and typically have a term of one or two years.

The typical automobile franchise agreement specifies the area within which the dealer has the right and obligation to sell the manufacturer’s automobiles and related parts and products and to perform certain approved services.The franchise agreements, together with manufacturers’ dealership manuals, service manuals and operating standards that are referenced in such franchise agreements, typically contain provisions and standards relating to the achievement of certain sales and customer satisfaction targets; inventories of new vehicles and manufacturer replacement parts; the maintenance of necessary net working capital; facilities and placement of signage; procedures for inspection, testing and evaluation by the manufacturer; advertising, marketing, deposit and warranty practices; products authorized to be offered to customers; after-sales services; data sharing regarding market trends and customer statistics; dealership management; personnel training; information systems; and dealer’s monthly and annual sales and financial reporting to the manufacturer.

The Group’s compliance with these requirements is closely monitored by the automobile manufacturers.  Any failure to comply that is not cured within a specified period of time may give rise to early termination of the franchise by manufacturers. Certain franchise agreements allow the automobile manufacture to terminate the agreement under any circumstances as long as a prior written notice is given.  In addition, each of the franchise agreements provides the automobile manufacturer with the right to refuse to renew it after the expiration of the term of the agreement under specified circumstances.  If the Group fails to obtain renewals of one or more of the franchise agreements from the automobile manufacturers or if one or more of the franchise agreements are terminated, the Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.

Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies.  On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China.  However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies.  All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China.  Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.  Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

21.       CONCENTRATION OF RISKS (CONTINUED)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed bands against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 6.4%, 0.1% and 3.3% in the years ended December 31, 2008, 2009 and 2010, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility.  The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

Current vulnerability due to certain other concentrations

The Company’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC Government has been pursuing economic reform policies for almost 30 years, no assurance can be given that the PRC Government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC Government’s pursuit of economic reforms will be consistent or effective.

Land use rights and building ownership certification risk

The Group has not obtained land use rights and building ownership certificates for some of the properties the VIEs occupy.  Aotong leased a parcel of land from a third party for a term of 20 years starting from July 1, 2003 and constructed the facilities for its automobile dealership on such land.  This parcel of land is part of a larger parcel of land that is covered by a single land use right certificate and does not have a separate land use right certificate.  Due to this lack of a land use right certificate and the fact that Aotong holds such land through a lease, Aotong is not permitted to apply for a building ownership certificate for the facilities constructed on the land and its property rights to such facilities may be limited.

In addition, Tuozhan I&C, Yuantongqiao Toyota, Tuojiacheng and Huitong have all sub-leased the respective parcels of land on which they constructed facilities to operate their current businesses.  All such land is classified as collectively-owned rural land under PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land.  Under PRC law, collectively owned rural land may not be used for commercial purposes unless it is converted into state-owned land and the VIEs may be required to move out of such collectively-owned rural land.  Under relevant lease and sublease agreements, the economic collectives who own the land are obligated to provide necessary assistance for the conversion of the land into state-owned land and to provide another comparable piece of land for the VIEs’ business and operation and compensate for losses in connection with relocation in the event the VIEs are required to move out of the land.  If the land is not converted into state-owned land, the economic collectives or the third party fails to perform their obligations under the lease or sublease agreements, or the lease and sublease agreements are deemed unenforceable, the Group’s business, financial condition and results of operations could be materially and adversely affected.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

22.                     INTEREST EXPENSES

Interest expenses consist of the following:

	Years ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Interest on short-term loans	16,533	16,941	21,434	3,248
Interest on bills payable	11,042	1,011	7,552	1,144
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	4,647	12,728	20,909	3,168
Bank charges	1,213	2,608	3,937	596

	33,435	33,288	53,832	8,156

23.                     COMMITMENTS AND CONTINGENCIES

(a)                        Operating lease commitments

As of December 31, 2010, the Group had minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

	December 31, 2010
	RMB	US$

2011	6,269	950
2012	5,192	787
2013	5,192	787
2014	5,192	787
2015	5,192	787
Thereafter	48,140	7,294

	75,177	11,392

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b)        Variable interest entity structure

The Group has eight VIEs as of December 31, 2010. In the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

23.                     COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)        Variable interest entity structure (continued)

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with VIEs is remote based on current facts and circumstances.

(c)                        Income taxes

As of December 31, 2010, the Group has recognized an accrual of RMB4,963 (US$752) for unrecognized tax benefits, of which RMB4,963 (US$752) relates to a cash tax liability due to the tax authorities. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statutes of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2010, the Group classified the accrual for unrecognized tax benefits as a current liability.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

24.    SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with ASC 280-10, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group.  As a result, the Group operates and manages its business as six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, FAW-Toyota, Shanghai-Volkswagen and Chang An-Mazda. The chief operating decision maker uses income or loss from continuing operations to evaluate the performance of each reportable segment.

As substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The Group’s segment information as of and for the year ended December 31, 2008 is as follows:

		FAW-			Shanghai-	Chang An-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues

Sales of automobiles	584,665	466,917	302,221	188,486	111,904	90,417	—	—	1,744,610

Automobile repair and maintenance services	55,707	15,388	19,857	16,471	12,489	1,650	4,247	—	125,809

Other services	601	916	336	309	199	6,233	266	—	8,860

	640,973	483,221	322,414	205,266	124,592	98,300	4,513	—	1,879,279

Cost of goods sold

Sales of automobiles	(543,057)	(433,711)	(275,850)	(174,697)	(102,568)	(82,669)	—	—	(1,612,552)

Automobile repair and maintenance services	(30,527)	(8,364)	(10,109)	(9,942)	(8,402)	(1,795)	(1,835)	—	(70,974)

Other services	—	—	—	—	—	—	(532)	—	(532)

	(611,419)	(442,075)	(285,959)	(184,639)	(110,970)	(84,464)	(2,367)	—	(1,684,058)

Selling, marketing and distribution expenses	(14,603)	(4,079)	(6,216)	(5,372)	(3,895)	(2,151)	(1,299)	—	(37,615)

General and administrative expenses	(3,259)	(2,029)	(1,644)	(919)	(3,544)	(11,337)	(588)	—	(23,320)

Interest income	137	1,203	316	112	410	100	—	—	2,278

Interest expenses	(17,161)	(4,992)	(5,966)	(3,837)	(217)	(1,261)	(1)	—	(33,435)

Other income, net	112	172	5	31	190	669	—	—	1,179

Income tax expenses	(8,945)	(7,970)	(6,137)	(2,770)	(1,737)	(103)	(144)	—	(27,806)

Income from continuing operations	23,670	23,451	16,813	7,872	4,829	(247)	114	—	76,502

Total assets	329,710	724,000	201,999	97,682	113,435	132,289	69,858	(303,857)	1,365,116

Total liabilities	(265,827)	(682,023)	(165,046)	(84,966)	(169,872)	(123,910)	(23,690)	303,857	(1,211,477)

Capital expenditures	10,375	564	234	653	999	7,406	49	—	20,280

Depreciation and amortization expenses	3,935	2,178	2,233	655	1,908	410	340	—	11,659

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

24.    SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2009 is as follows:

		FAW-			Shanghai-	Chang An-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues

Sales of automobiles	635,360	620,956	358,933	209,880	148,154	158,120	—	—	2,131,403

Automobile repair and maintenance services	93,820	21,649	34,472	22,583	16,612	9,877	4,070	—	203,083

Other services	774	336	331	611	82	4,587	284	—	7,005

	729,954	642,941	393,736	233,074	164,848	172,584	4,354	—	2,341,491

Cost of goods sold

Sales of automobiles	(577,865)	(570,533)	(346,863)	(195,735)	(137,753)	(146,748)	—	—	(1,975,497)

Automobile repair and maintenance services	(33,554)	(11,181)	(14,020)	(10,241)	(6,986)	(8,164)	(2,286)	—	(86,432)

Other services	—	—	—	(1)	(1)	—	(232)	—	(234)

	(611,419)	(581,714)	(360,883)	(205,977)	(144,740)	(154,912)	(2,518)	—	(2,062,163)

Selling, marketing and distribution expenses	(15,289)	(6,275)	(5,908)	(4,484)	(3,951)	(2,353)	(514)	—	(38,774)

General and administrative expenses	(5,554)	(1,417)	(2,335)	(2,917)	(3,928)	(8,999)	(6,701)	—	(31,851)

Interest income	97	1,667	295	56	29	243	5	—	2,392

Interest expenses	(14,168)	(6,946)	(6,285)	(4,352)	(486)	(1,016)	(35)	—	(33,288)

Other income, net	173	100	578	12	520	—	11	—	1,394

Income tax expenses	(22,679)	(13,175)	(5,650)	(4,169)	(3,164)	(1,033)	(169)	—	(50,039)

Income from continuing operations	61,115	35,181	13,548	11,243	9,128	4,514	(5,567)	—	129,162

Total assets	405,823	410,286	236,865	102,654	147,500	153,832	135,297	(185,468)	1,406,789

Total liabilities	(391,994)	(331,213)	(221,731)	(79,360)	(142,511)	(142,857)	(222)	185,468	(1,124,420)

Capital expenditures	10,255	1,622	1,343	262	1,418	751	1	—	15,652

Depreciation and amortization expenses	4,426	1,822	2,332	714	1,674	525	635	—	12,128

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

24.    SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2010 is as follows:

			FAW-						Shanghai-		Chang An-
	Audi		Volkswagen		FAW-Mazda		Toyota		Volkswagen		Mazda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues
Sales of automobiles	937,043	141,976	719,370	108,996	479,549	72,659	324,943	49,234	439,402	66,576	174,738	26,475	—	—	—	—	3,075,045	465,916
Automobile repair and maintenance services	120,335	18,233	33,062	5,008	41,944	6,355	28,867	4,374	25,355	3,842	19,804	3,001	4,709	713	—	—	274,076	41,526
Other services	3,746	568	2,359	357	2,173	329	2,000	303	1,120	170	2,636	399	20,514	3,108	(20,000)	(3,030)	14,548	2,204
	1,061,124	160,777	754,791	114,361	523,666	79,343	355,810	53,911	465,877	70,588	197,178	29,875	25,223	3,821	(20,000)	(3,030)	3,363,669	509,646

Cost of goods sold
Sales of automobiles	(843,494)	(127,802)	(664,624)	(100,701)	(465,589)	(70,544)	(317,699)	(48,137)	(418,566)	(63,419)	(173,419)	(26,276)	(547)	(83)	—	—	(2,883,938)	(436,960)
Automobile repair and maintenance services	(46,386)	(7,028)	(14,838)	(2,248)	(13,575)	(2,057)	(11,540)	(1,747)	(11,183)	(1,694)	(10,454)	(1,584)	(2,511)	(380)	—	—	(110,487)	(16,740)
Other services	(3)	—	(200)	(30)	(165)	(25)	(50)	(7)	(54)	(8)	(666)	(101)	(20,039)	(3,036)	20,000	3,030	(1,177)	(179)
	(889,883)	(134,830)	(679,662)	(102,979)	(479,329)	(72,626)	(329,289)	(49,891)	(429,803)	(65,121)	(184,539)	(27,961)	(23,097)	(3,499)	20,000	3,030	(2,995,602)	(453,879)
Selling, marketing and distribution expenses	(20,120)	(3,048)	(7,013)	(1,063)	(9,260)	(1,403)	(6,032)	(914)	(6,494)	(984)	(3,067)	(465)	(187)	(28)	—	—	(52,173)	(7,905)
General and administrative expenses	(5,561)	(843)	(3,482)	(528)	(3,497)	(530)	(3,283)	(498)	(8,037)	(1,218)	(6,346)	(962)	(7,618)	(1,154)	—	—	(37,824)	(5,731)
Interest income	151	23	628	95	172	26	20	3	13	2	108	16	10	2	—	—	1,102	167
Interest expenses	(20,315)	(3,078)	(14,482)	(2,194)	(6,827)	(1,034)	(6,508)	(986)	(3,060)	(464)	(1,984)	(301)	(656)	(99)	—	—	(53,832)	(8,156)
Exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	(3,018)	(457)	—	—	(3,018)	(457)
Other income, net	946	143	512	78	(5)	(1)	45	6	598	91	44	7	4	1	—	—	2,144	325
Income tax expenses	(31,775)	(4,814)	(12,685)	(1,922)	(5,974)	(905)	(3,181)	(482)	(5,015)	(760)	(499)	(76)	(3,964)	(601)	—	—	(63,093)	(9,560)
Income from continuing operations	94,567	14,330	38,607	5,848	18,946	2,870	7,582	1,149	14,079	2,134	895	133	(13,303)	(2,014)	—	—	161,373	24,450

Total assets	563,666	85,404	459,625	69,640	232,568	35,238	125,429	19,004	232,754	35,266	121,889	18,468	610,668	95,526	(130,896)	(19,833)	2,215,703	375,713

Total liabilities	(450,562)	(68,267)	(343,859)	(52,100)	(196,463)	(29,767)	(92,457)	14,009	(203,626)	(30,852)	(109,924)	(16,655)	(58,190)	(8,817)	(24,169)	(3,662)	(1,479,250)	(224,129)

Capital expenditures	7,078	1,073	2,124	322	655	99	485	74	1,870	283	286	43	33	5	—	—	12,531	1,899

Depreciation and amortization expenses	5,515	836	2,716	412	2,260	342	679	103	1,903	288	741	113	98	15	—	—	13,912	2,109

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

25.       SUBSEQUENT EVENTS

On March 30, 2011, Yuantongqiao Toyota signed letters of intent with two independent third parties to acquire 60% equity interest in a company owned by the two third parties.  The target company is engaged in the sale of new automobiles and provision of automobile repair and maintenance services.  The Group is still in the process of finalizing the terms of the acquisition agreement.

On January 7, 2011, Lentuo Electromechanical established a wholly owned subsidiary, Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (“Tongda Automobile”), which engaged in the sale of new automobiles and provision of automobile repair and maintenance services. On April 8, 2011, Lentuo Hong Kong and Lentuo Beijing entered into VIE Arrangements with Lentuo Electromechanical, as the shareholder of Tongda Automobile, whereby Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over Tongda Automobile through the ability to exercise all the rights of Tongda Automobile’s shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of Tongda Automobile.  Lentuo Hong Kong has been determined to be the primary beneficiary because it is most closely associated with Tongda Automobile due to its obligation to provide unlimited financial support and its ability to determine strategic business decisions through voting rights. Since Lentuo Hong Kong and Tongda Automobile are under common control of Mr. Guo, Lentuo Hong Kong initially measured the assets and liabilities of Tongda Automobile at amounts at which they are carried in the accounts of Lentuo Electromechanical.

26.       CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer certain of its net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of the Company’s PRC subsidiaries and the net assets of the VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB470,527 (US$71,292) as of December 31, 2010. The following is the condensed financial information of the Company on a parent-company only basis:

	December 31,
Balance sheets	2009	2010
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2	220,300	33,379

Total current assets	2	220,300	33,379

Non-current assets:
Investments in subsidiaries and VIEs	282,370	445,552	67,508
Amounts due from subsidiaries and VIEs	—	82,091	12,438

Total non-current assets	282,370	527,643	79,946

TOTAL ASSETS	282,372	747,943	113,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	3	11,490	1,741

Total current liabilities	3	11,490	1,741

Total liabilities	3	11,490	1,741

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2009 and 2010; Issued and outstanding — 39,908,389 and 58,937,912 shares as of December 31, 2009 and 2010	1	4	1
Additional paid-in capital	53,973	469,761	71,176
Retained earnings	228,395	266,688	40,407

Total shareholders’ equity	282,369	736,453	111,584

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	282,372	747,943	113,325

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

26.       CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

Statements of income and	Years ended December 31,
comprehensive income	2008	2009	2010
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Cost of goods sold	—	—	—	—

Gross profit	—	—	—	—

Operating expenses	—	—	(16)	(2)

Income from operations	—	—	(16)	(2)

Equity in profits of subsidiaries and VIEs	76,525	128,731	163,182	24,724
Interest expenses	—	(2)	(571)	(87)
Exchange loss	—	—	(1,222)	(185)

Income before income tax expenses	—	128,729	161,373	24,450
Income tax expenses	—	—	—	—

Net income and comprehensive income	76,525	128,729	161,373	24,450

	Years ended December 31,
Statements of cash flows	2008	2009	2010
	RMB	RMB	RMB	US$

Cash flows used in operating activities	—	(2)	(587)	(89)

Cash flows used in investing activities	—	—	(99,990)	(15,150)

Cash flows provided by financing activities	—	4	322,097	45,250

Effect of foreign exchange rate changes, net	—	—	(1,222)	(185)

Net increase in cash and cash equivalents	—	2	220,298	29,826

Cash and cash equivalents, beginning of year	—	—	2	—

Cash and cash equivalents, end of year	—	2	220,300	29,826

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)

26.       CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(a)  Basis of presentation

In the parent-only financial statements, the Company’s investments in subsidiaries and VIEs are stated at cost plus equity in undistributed earnings of subsidiaries and VIEs since inception. The parent-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investments in its subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented as “Investments in subsidiaries and VIEs” on the balance sheets and share of the subsidiaries and VIEs’ profits is presented as “Equity in profits of subsidiaries and VIEs” in the statements of income and comprehensive income.

The subsidiaries and VIEs did not pay any dividend to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted in the parent-only financial statements.

(b) Commitments

The Company did not have any significant commitments or long-term obligations as at December 31, 2009 and 2010.