Form 20-F
period 2011-12-31
Lentuo International Inc.
filed 2012-04-30
CIK 1499673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34987

Lentuo International Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building D, 2/F, 56 East 4th Ring South Road Chaoyang District, Beijing 100023 People’s Republic of China
(Address of principal executive offices)

Jianping Chen, Chief Financial Officer

Tel: (8610) 6546-1861

Email: chenjianping@lentuo.net

Fax: (8610) 6748-0062

Building D, 2/F, 56 East 4th Ring South Road

Chaoyang District, Beijing 100023

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011:

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2010 and 2011, and the related consolidated statements of income and comprehensive income, shareholders equity, and cash flows for each of the three years ended December 31, 2011.

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

ITEM 3                                                   KEY INFORMATION

A.                                    Selected Financial and Operating Data

The following selected consolidated statements of income and comprehensive income data and selected consolidated cash flow data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of income and comprehensive income data and selected consolidated cash flow data for the year ended December 31, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5 included elsewhere in this annual report.  Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate our results expected for any future periods.

The table below contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 30, 2011, the last trading date before December 31, 2011, in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2939 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share and per share data)
Selected Consolidated Statements of Income Data:(1)
Revenues	1,656,809	1,879,279	2,341,491	3,363,669	3,036,218	482,406
Cost of goods sold	(1,517,542)	(1,684,058)	(2,062,163)	(2,995,602)	(2,722,556)	(432,569)
Gross profit	139,267	195,221	279,328	368,067	313,662	49,837
Total operating expenses	(56,315)	(60,935)	(70,625)	(89,997)	(147,198)	(23,387)
Operating income	82,952	134,286	208,703	278,070	166,464	26,450
Interest income	2,753	2,278	2,392	1,102	3,182	506
Interest expenses	(21,403)	(33,435)	(33,288)	(53,832)	(61,560)	(9,781)
Exchange loss	—	—	—	(3,018)	(9,100)	(1,446)
Other (expense)/income, net	(51)	1,179	1,394	2,144	1,407	224
Income before income tax expenses	64,251	104,308	179,201	224,466	100,393	15,953
Income tax expenses	(29,654)	(27,806)	(50,039)	(63,093)	(33,291)	(5,289)
Income from continuing operations	34,597	76,502	129,162	161,373	67,102	10,664
(Loss) income from discontinued operations(2)	(50)	23	(433)	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	(815)	(129)
Net income attributable to controlling interest	34,547	76,525	128,729	161,373	67,917	10,793
Income per share from continuing operations	0.87	1.92	3.24	3.77	1.15	0.18
Earnings per ordinary share, basic and diluted	0.87	1.92	3.23	3.77	1.15	0.18
Weighted average ordinary shares outstanding	39,908,389	39,908,389	39,908,389	42,727,446	58,937,912	58,937,912

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share data)
Selected Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	123,513	103,143	72,082	801,850	161,393	25,643
Inventories, net	117,807	244,518	290,298	276,179	516,256	82,025
Advances to suppliers	264,441	270,059	251,632	395,266	219,936	34,944
Total assets	953,395	1,365,116	1,406,789	2,215,703	2,570,875	408,470
Bills payable	456,349	775,933	409,584	690,100	889,158	141,273
Short-term loans	243,550	208,928	325,460	241,053	370,883	58,927
Total liabilities	876,281	1,211,477	1,124,420	1,479,250	1,737,785	276,105
Ordinary shares, par value $0.00001 per share
Authorized—500,000,000 shares as of December 31, 2007, 2008, 2009, 2010 and 2011;
Issued and outstanding—39,908,389 shares as of December 31, 2007, 2008 and 2009 and 58,937,912 shares as of December 31, 2010 and 2011	1	1	1	4	4	1

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share data)
Additional paid-in capital	53,972	53,972	53,973	469,761	469,761	74,638
Total equity	77,114	153,639	282,369	736,453	833,090	132,365

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(66,002)	370,070	(92,932)	429,899	(109,273)	(17,362)
Net cash provided by (used in) investing activities	(19,344)	(203,561)	(131,270)	203,870	(554,035)	(88,027)
Net cash provided by (used in) financing activities	58,806	(186,879)	193,141	97,221	23,242	3,693

	Year Ended December 31,
	2007	2008	2009	2010	2011
Margin Data(3)
Net income margin	2.1%	4.1%	5.5%	4.8%	2.2%
Overall gross margin	8.4%	10.4%	11.9%	10.9%	10.3%
New vehicle sales gross margin	7.1%	7.6%	7.3%	6.2%	4.7%
Automobile repair and maintenance services gross margin	29.6%	43.6%	57.4%	59.7%	51.5%
Operating Data:
Number of automobile brands represented	5	6	6	6	7
Number of dealerships at the end of period	5	6	6	6	11
Number of new vehicles sold	12,819	11,689	15,047	18,176	13,582

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

(3)                                 Net income margin is equal to net income divided by revenues.  Overall gross margin is equal to overall gross profit divided by revenues.  New vehicle sales gross margin is equal to gross profit of new vehicle sales divided by revenues from new vehicle sales.  Automobile repair and maintenance service gross margin is equal to gross profit of automobile repair and maintenance services divided by revenues from automobile repair and maintenance services.

Exchange Rate Information

Our business is conducted in China and a substantial portion of our revenues are denominated in RMB.  However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 30, 2011, the last trading date before December 31, 2011, in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2939 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3080 to $1.00.  See “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses” and “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China”.  Restrictions on currency exchange under the PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs.

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Rate(1)
	Period End	Average(2)	Low	High
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
October	6.3547	6.3710	6.3745	6.3825
November	6.3765	6.3564	6.3547	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20)	6.3080	6.3052	6.2975	6.3150

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

C.                                    Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

We operate a substantial majority of our business in Beijing and our business may be adversely affected by unfavorable circumstances or events in Beijing.

We currently operate a substantial majority of our business in Beijing.  We expanded our business into other geographic regions but we expect that we will continue to generate a majority of our revenues from Beijing in the foreseeable future.  Changes in local economic, competitive and governmental policies and other circumstances in Beijing may have a material adverse effect upon our business, financial condition and results of operations.  For example, on December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, including the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations.  Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government.  Such quota will be allocated 88% to first-time individual buyers and 12% to business buyers on a monthly basis through a lottery system.  Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota.  This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the current annual quota is 240,000.  The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective.  Our total number of vehicles sold in 2011 decreased compared with 2010 and our results of operations were adversely affected as well.  In addition, effective from April 1, 2010, the parking rates in business and commercial districts of the Beijing metropolitan area increased significantly under a new policy of the Beijing municipal government, which may undermine consumers’ desire to purchase new vehicles and may have an adverse effect on automobile sales.  As a further example, effective from October 11, 2008, the Beijing municipal government introduced an alternate automobile license plate system to ease traffic congestion in the downtown area.  Under this system, on every weekday, 20% of the vehicles in Beijing are prohibited from being operated on roads in the downtown area, depending on the last digit on the vehicle’s license plate.  This system may have undermined consumers’ desire to purchase new vehicles.  Any similar adverse conditions or occurrences in Beijing, or in other areas into which we may expand, may have an adverse effect on our business, financial condition and results of operations.

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

New vehicle sales generate the majority of our total revenues and lead to sales of higher-margin services, such as automobile repair and maintenance services and the arrangement of insurance and financing for customers.  Our dealerships depend in large part on the overall success of the vehicle lines they carry.  Although we have sought to limit our dependence on any one vehicle brand, our new vehicle sales consist only of seven brands, which are Audi, FAW-Volkswagen, Toyota, FAW-Mazda, Chang An-Mazda, Shanghai-Volkswagen and GAC-Honda.  In particular, Audi and FAW-Volkswagen accounted for 35.9% and 19.6%, respectively, of our revenues from new vehicle sales in 2011.  If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our new vehicle sales and related revenues may be materially reduced.

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

The success of each of our dealerships depends to a great extent on our vehicle manufacturers’ reputation, financial condition, marketing efforts, vehicle design, production capabilities and management.  Adverse conditions affecting these and other important aspects of the manufacturers’ operations and public relations may adversely affect our ability to market their automobiles to the public, and may have a material adverse impact upon our business, financial condition, results of operations and prospects.

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

We may encounter difficulties in expanding our business lines beyond new vehicle sales and automobile repair and maintenance services, which may materially and adversely affect our growth and business prospects.

We presently generate most of our revenues from new vehicle sales and automobile repair and maintenance services.  We plan to expand into other business lines, such as the fleet car leasing and used car sales businesses.  We intend to make volume purchases of large numbers of vehicles from automobile manufacturers at discounted rates and then lend these vehicles to retail car rental companies that offer short-term rental services to individual customers.  After six to twelve months in service, such rental cars will then be offered for sale by us as used vehicles.  The execution of our expansion plan will be subject to significant risks and uncertainties, including the following:

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

Our business and expansion plan will require significant working capital and capital expenditures.  We expect that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs for working capital and certain capital expenditures for the next 12 months, and we may seek financing to fund additional capital expenditures.  If there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources.  We may seek to sell additional equity or debt securities or obtain a credit facility.  The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders.  Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.  Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

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

The automobile retail and servicing industry is highly fragmented and competitive in Beijing, where we presently operate a substantial majority of our business, as well as other areas in China where we may expand in the future.  We face intense competition in all of our principal business lines.  We compete with other dealerships operating in Beijing for vehicle sales and the principal competitive factors include the selection of popular vehicles, price, location of dealerships, suitability of the facility, on-site management and the quality of customer service.  For automobile repair and maintenance services, we compete with other franchise or independent dealers and independent service shops and the principal competitive factors include factory-approved replacement parts, price, the familiarity with a manufacturer’s brands and models, customer service and the ability to attract repeat customers.  For our finance and insurance business, the principal competitive factors are favorable interest rates, convenience of “one-stop shopping,” product knowledge and flexibility in finance terms.

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

The automobile industry in China is subject to various industrial policies of the PRC government.  We may be affected significantly in the future by changes in PRC governmental industrial regulations and economic policies relating to or affecting our industry.  Our customers consist of individual customers, corporate entities and governmental agencies and the level of their demand for automobiles may vary significantly as a result of such changes.  For example, since late 2008, as part of its efforts to stimulate the Chinese economy amid the global financial crisis, the PRC government has adopted a series of policies favorable to the automobile industry, including implementing an automobile industry stimulus plan and certain related incentive programs in the form of tax deduction and governmental subsidies for purchasing new vehicles.  Partly due to such policies and programs, new vehicle sales volumes in China reached 18.5 million units in 2011, representing a 2.5% increase over 2010, according to China Association of Automobile Manufacturers, or CAAM.  Some of such policies and programs have a fixed term and have been phased out upon the expiration of their terms and there is no assurance that they will be replaced by other similarly favorable policies and programs in the foreseeable future.  Any changes, discontinuation or expiration of governmental policies favorable to the automobile industry may discourage consumers from buying new vehicles and, as a result, may have a material adverse effect on our sales and results of operations.

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

Our business is heavily dependent on consumer demand and preferences in China.  Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China.  Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand.  These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of discretionary personal income and credit availability. The global financial markets experienced significant disruptions in 2008 and 2009. A variety of factors, including the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to the global economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. If not, the overall economy of China may be adversely affected and the consumer demand for automobiles may drop significantly.  Financial institutions may tighten credit in such event, which in turn could materially affect our ability to finance our purchase of new vehicles from manufacturers.  In addition, consumers’ demand for automobiles is also subject to other factors that are outside of our control.  For example, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/sports utility vehicle models, which typically provide high profit margins to retailers, to smaller, more economical vehicles, which typically have lower margins.

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

We have not obtained land use rights and building ownership certificates relating to some of the properties we occupy.  One of our affiliated entities, Beijing Aotong Automobile Trading Co., Ltd., or Aotong, leased a parcel of land from a third party for a term of twenty years starting from July 1, 2003 and constructed the facilities for our Audi dealership on such land.  This parcel of land is part of a larger parcel of land that is covered by a single land use right certificate and does not have a separate land use right certificate.  Due to this lack of a land use right certificate and the fact that we hold such land through a lease, we are not permitted to apply for a building ownership certificate for the facilities constructed on the land and our property rights to such facilities may be limited.  We also encountered similar issues and have not obtained land use rights and building ownership certificates with respect to the properties of Beijing Hexinshuntong Sales & Services Co., Ltd.

In addition, a number of our affiliated entities, including Beijing Tuozhan Industrial & Trading Development Co., Ltd. (FAW-Volkswagen dealership), Beijing Yuantongqiao Toyota Automobile Trading Co, Ltd. (Toyota dealership), Beijing Tuojiacheng Commercial & Trading Co., Ltd. (Chang An-Mazda dealership), Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (Shanghai-Volkswagen dealership), Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (FAW-Volkswagen dealership) and Tianjin Ruitai Auto Sales & Services Co., Ltd. (GAC-Honda dealership), have all subleased the respective parcels of land on which they constructed facilities to operate their current businesses. All such land is classified as collectively owned rural land under the PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land.  Under PRC law, collectively owned rural land may not be used for commercial purposes unless it is converted into state-owned land and we may be required to move off such collectively owned rural land.  Under relevant lease and sublease agreements, the economic collectives who own the land will provide necessary assistance for the conversion of such land into state-owned land.  Such land conversion may not be accomplished on terms favorable to us or at all.  Under such agreements, if we are required to move off such land, the economic collectives will provide another comparable piece of land for our business and operation and compensate us for our losses in connection with such relocation.  If such land is not converted into state-owned land, or such economic collectives and/or the third party fail to perform their obligations under such lease or sublease agreements, or such lease and sublease agreements are deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding such land otherwise arise, our business, financial condition and results of operations could be materially and adversely affected if we cannot obtain alternative and comparable sites and properties in a timely manner or at reasonable costs. Furthermore, any disputes or claims relating to such land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations.  Moreover, we have not been able to obtain building ownership certificates and certifications from the relevant fire and environmental protection departments for the facilities constructed on these lands, which may adversely affect our ability to use the facilities.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission (the “SEC”) and publicly traded in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because the auditors of our company are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the auditors of our company are not currently inspected by the PCAOB. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside China that are subject to PCAOB inspections. Therefore, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material adverse impact on the trading of our ADSs.

If we continue to have any material weakness in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure controls and procedures, internal control over financial reporting, and other reporting obligations.  As a result, investor confidence in our reported financial information and the market price of our ADSs may be materially and adversely affected.

During the course of the preparation and external audit of our financial statements as of and for the year ended December 31, 2011, we and our independent registered public accounting firm identified the following material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB: insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements that led to a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied in certain areas including, but not limited to, leasing revenue recognition and business combination accounting.

A material weakness in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected.  While we have begun taking actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements, we cannot assure you if or when we will be able to remedy this material weakness, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the material weakness that we have identified during the course of preparation and external audit of our financial statements as of and for the year ended December 31, 2011 and other periods in the past recur, or if we identify additional material weaknesses or significant deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.  In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subjects us to potential regulatory investigations and civil or criminal sanctions.

In addition, as a public company we are required to report, among other things, certain control deficiencies.  If we are not able to meet the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE.  Any such action could adversely affect our financial results and the market price of our ADSs.

We are committed to continuing to improve our internal control processes.  However, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met.  As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional actions and measures to address any control deficiencies identified by us or our independent registered public accounting firm and we may incur additional costs in implementing these actions and measures.

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

The automobile industry is subject to extensive governmental regulations in China, including with respect to the licensing and permit requirements pertaining to companies engaged in automobile distribution.  We conduct our automobile sales, repair and maintenance and other services and businesses in China by way of a series of contractual arrangements with Lentuo Electromechanical, a company incorporated in China and controlled by Mr. Hetong Guo, our founder and chairman, and its various subsidiaries in China.  Lentuo Electromechanical’s eight subsidiaries hold the relevant licenses, permits and franchises for operating our business in China.  Our wholly owned subsidiaries, Lentuo Hong Kong and Lentuo Beijing, have entered into agreements with Lentuo Electromechanical, all of its shareholders and our eight affiliated entities.  Under such agreements, we are able to exercise effective control over our PRC operating affiliated entities and receive a substantial portion of the economic benefits from our affiliated entities in consideration for the services provided by Lentuo Beijing.  We also have an exclusive option to purchase from Lentuo Electromechanical all or part of its equity interest in each of the affiliated entities.

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, the ownership structure of Lentuo Electromechanical, its subsidiaries and Lentuo Beijing, are in compliance with existing PRC laws and regulations; and the contractual arrangements among Lentuo Hong Kong, Lentuo Beijing, the affiliated entities, Lentuo Electromechanical and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.  We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC laws and regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

The dividends we receive from our PRC operating subsidiaries and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations.

Under China’s enterprise income tax, or EIT law, and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.  The Hong Kong Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC operating subsidiaries’ direct holding company, is incorporated, does have a tax treaty with the PRC.  That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the “beneficial owners” to those dividends as defined under that tax treaty.  On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601.  Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity.  Circular 601 expressly excludes a “conduit company,” which is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner.  It is still unclear how Circular 601 is being implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a “beneficial owner.”  If Lentuo Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC operating subsidiaries.  As a result, our net income would be reduced and our operating results would be adversely affected.

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income.  The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise.  It remains unclear how the PRC tax authorities will interpret such a broad definition.  Substantially all of our management members are based in the PRC.  If the PRC tax authorities subsequently determine that Lentuo International Inc. should be classified as a resident enterprise, then its worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations.  Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions.  Therefore, if Lentuo International Inc. and Lentuo Hong Kong are classified as PRC resident enterprises, the dividends received from our PRC operating subsidiaries may be exempted from income tax.  However, it remains unclear how the PRC tax authorities would interpret the PRC tax resident treatment of an offshore company, like Lentuo International Inc., having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by Lentuo Hong Kong and Lentuo Beijing for our cash requirements, including funds necessary to service any debt we may incur.  If Lentuo Hong Kong or Lentuo Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.  Furthermore, relevant PRC laws and regulations permit payments of dividends by Lentuo Beijing only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC laws and regulations, Lentuo Beijing is required to set aside a portion of its net income each year to fund a statutory surplus reserve.  This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital.  As a result, Lentuo Beijing is restricted in its ability to transfer its net assets to us in the form of dividends, loans or advances.  Limitations on the ability of Lentuo Beijing to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs.  Also see “—Risks Related to Our Business and Industry—The dividends we receive from our PRC operating subsidiaries and our global income may be subject to PRC tax under the EIT law, which would have a material adverse effect on our results of operations.”

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

The PRC legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which legal decisions have limited value as precedents.  In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC.  Our PRC operating subsidiaries, Lentuo Beijing and Jiashi Shengtong, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises.  Lentuo Beijing, Jiashi Shengtong, Lentuo Electromechanical and its subsidiaries are privately owned companies and are subject to various PRC laws and regulations that are generally applicable to companies in the PRC.  These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties.  For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.  However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems.  These uncertainties may also impede our ability to enforce the contracts we have entered into.  As a result, these uncertainties could materially and adversely affect our business and operations.

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

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule and on February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas - Listed Company, or the Stock Incentive Plan Rule, which replaced the Share Option Rule.  Under the Stock Incentive Plan Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures.  We and our PRC employees who will be granted stock options will be subject to the Stock Incentive Plan Rule as our company is an overseas publicly listed company.  If we or our PRC employees granted stock options fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

We, as an offshore holding company of our PRC operating subsidiary, may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.  Any loans to our PRC subsidiaries are subject to PRC regulations and approvals.  For example, loans by us to finance the activities of Lentuo Beijing, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiaries by means of capital contributions.  Any additional capital contributions to Lentuo Beijing or Jiashi Shengtong must be approved by the MOFCOM.  We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Lentuo Beijing or Jiashi Shengtong.  If we fail to timely receive such registrations or approvals, or at all, our ability to capitalize our PRC operations would be adversely affected, which in turn would adversely and materially affect our business prospects and growth plan.

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

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes.  Specifically, we will be classified as a PFIC in any taxable year if either:

(1) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income.  “Passive income” includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income.  We do not believe we were a PFIC for the taxable year ending December 31, 2011 although this conclusion depends in part on complex factual determinations, some of which may be subject to interpretation.  There can be no assurance that we will not be a PFIC for the taxable year ending December 31, 2012 or any future taxable year.  PFIC status is tested after the close of each year and will depend on our assets and income in such year.  We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F that are filed with the SEC.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under “Item 10.  Additional Information—Taxation—U.S. Federal Income Taxation”), you may become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements unless you make a timely “mark-to-market” election to mitigate the applicable tax consequences.  For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Item 10.  Additional Information—Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies.  We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.  For example, as a result of becoming a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures.  In addition, we will incur additional costs associated with our public company reporting requirements.  It may also be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers due to increased risks of liability to our directors under these rules and regulations.  We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4                                                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Mr. Hetong Guo, our chairman, founded our business in 1994 and opened our first authorized dealership under the FAW-Volkswagen franchise in 1997.  We opened five additional franchise dealerships from 2003 to 2008.  Prior to our reorganization, these franchised dealerships were operated under the control of their parent company, Beijing Lentuo Electromechanical Group Co., Ltd., or Lentuo Electromechanical, a PRC-incorporated entity controlled by Mr. Hetong Guo.

In anticipation of our overseas listing and to facilitate foreign investment in our company, we reorganized our corporate structure and incorporated Lentuo International Inc. as an offshore holding company in the Cayman Islands and wholly owned subsidiaries in both the Hong Kong Special Administrative Region and Beijing, China in 2009. Through a series of contractual arrangements entered into in January and June 2010, Lentuo Electromechanical transferred the effective control over our automobile retail business to Lentuo Hong Kong and Lentuo Beijing.  Mr. Hetong Guo held the same controlling interest in our company immediately before and after the reorganization.  Accordingly, the reorganization has been reflected in our financial statements as if the current corporate structure had always existed and our results of operations, assets and liabilities are stated at their historical carrying amounts. In June 2011, we opened another FAW-Volkswagen dealership in Beijing, and in the second half of 2011, we acquired four additional dealerships in Tianjin, Beijing, Guangdong Province and Zhejiang Province.

The following diagram illustrates our company’s corporate structure as of the date of this annual report:

(1)                                  The following table sets forth our affiliated entities as of the date of this annual report:

Affiliated Entity	Function
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	FAW-Volkswagen dealership
Beijing Aotong Automobile Trading Co., Ltd.	Audi dealership
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	FAW-Mazda dealership
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Toyota dealership
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Chang An-Mazda dealership
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Shanghai-Volkswagen dealership
Beijing Lentuo Tongda Automobile Sales Service Co., Ltd.	FAW-Volkswagen dealership
Beijing Tuozhan Automobile Repair Co., Ltd.	Automobile repair shop
Beijing Lentuo Automobile Leasing Co., Ltd.	Automobile leasing

In 2011, we acquired four dealerships to enhance our brand and geographic diversity.  The following table sets forth the newly-acquired dealerships held by our affiliated entities as of the date of this annual report. For a description of our acquisitions conducted in 2011, see Note 3 to the consolidated financial statements included in this annual report.

Acquired Subsidiary	Date Acquired	Percentage Owned by Affiliated Entities	Location	Function
Tianjin Ruitai Auto Sales & Services Co., Ltd.	July 1, 2011	60% jointly owned by Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. and Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	Tianjin	GAC-Honda dealership
Beijing Hexinshuntong Sales & Services Co., Ltd.	July 31, 2011	100% owned by Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	Beijing	FAW-Mazda dealership
Huizhou Lentuo Volkswagen Auto Sales & Services Co., Ltd.	August 31, 2011	100% owned by Beijing Tuozhan Industrial & Trading Development Co., Ltd.	Huizhou, Guangdong Province	FAW-Volkswagen dealership
Wenling Yuchen	October 31,	50% owned by Beijing Yuantongqiao Toyota	Wenling,	Toyota Dealership

Toyota Auto Sales & Services Co., Ltd.	2011	Automobile Trading Co., Ltd.	Zhejiang Province

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

(4)                                  Exclusive Call Option Agreement.

(5)                                  Powers of Attorney.

(6)                                  Equity Interest Pledge Agreement.

Contractual Arrangements with Our PRC Affiliated Entities

We do not have any direct equity interest in any of the PRC affiliated entities.  We entered into a series of contractual arrangements, including exclusive technology consulting and service agreements, exclusive call option agreements, equity interest pledge agreements and powers of attorney, which enable us to:

•                  exercise effective control over these affiliated entities owned by Lentuo Electromechanical;

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

Accordingly, we have consolidated the historical operating results of each of the affiliated entities as our variable interest entity in our financial statements according to U.S. GAAP.  Furthermore, as our reorganization was conducted between entities under the common control of Mr. Hetong Guo, the historical financial results, assets and liabilities of the affiliated entities and Lentuo Electromechanical have been reflected in our consolidated financial statements as if the current organizational structure had always existed.

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

Corporate Information

Our principal executive offices are located at Building D, 2nd Floor, 56 East 4th Ring South Road, Chaoyang District, Beijing, China 100023.  Our telephone number at this address is (86-10) 6778 3955 and our fax number is (86-10) 6778 0229.  Our registered office is located at P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

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

B.                                    Our Business

Overview

We are the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2010.  We operate 11 franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company.  Eight of our 11 dealerships are located in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations.

We provide a “one-stop shop” experience for our customers by offering them a wide range of automobile products and services in each of our franchise dealerships, or 4S dealerships, as they are commonly known in China.  “4S” stands for sales, spare parts, services and survey, and is understood to mean that our dealerships offer a full range of automobile retail services.  We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance services, and provide a channel for vehicle manufacturers to gather customer feedback.  We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services.  In 2011, our new vehicle sales accounted for 87.8% of our total revenues, our automobile repair and maintenance service operations accounted for 11.0%, our leased vehicles sales accounted for 0.6% and our insurance and finance-related services and other operations accounted for 0.6%.

Our dealerships sell seven different automobile brands and over 30 different models of passenger vehicles.  The brands we sell include:

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

•                  Chang An-Mazda, a joint venture between Mazda and the Chinese automaker Chana Auto; and

•                  GAC-Honda, a joint venture between Guangzhou Automobile Group Co., Ltd. and Honda.

Recent Acquisitions and New Dealership Openings

In order to enhance our brand and achieve geographic diversity, we acquired four dealerships in 2011. For details of our newly acquired subsidiaries, see “Item 4.  Information on the Company—A. History and Development of the Company.”

We seek to acquire profitable and well established dealerships to expand into geographic areas we do not currently serve and expand our brand, product and service offerings in our existing markets.  The total consideration we paid for the acquisitions amounted to RMB176.5 million in 2011.  In addition, we open new dealerships to expand our brand and strengthen our relationship with certain automobile manufacturers.  We opened a new FAW-Volkswagen dealership in Beijing in June 2011.  We are also in the process of constructing a flagship FAW-Volkswagen dealership in Beijing, which is expected to be completed by the end of 2012.  The flagship dealership will showcase the latest Volkswagen products and offer a full range of maintenance and repair services.

Dealership Operations

Overview

The following is a breakdown of our franchise dealerships:

Franchise Dealership	Number of Dealership	Location
FAW-Volkswagen	2	Beijing
	1	Huizhou, Guangdong Province
Audi	1	Beijing
FAW-Mazda	2	Beijing
Shanghai-Volkswagen	1	Beijing
Toyota	1	Beijing

	1	Wenling, Zhejiang Province
Chang An-Mazda	1	Beijing
GAC-Honda	1	Tianjin

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

The following table sets forth our revenues by brand for the three years ended December 31, 2011:

	Year Ended December 31,
Brand/Dealership	2009 (RMB in thousands)	% of Total	2010 (RMB in thousands)	% of Total	2011 (RMB in thousands)	% of Total
Audi	729,954	31.2	1,061,124	31.5	1,115,665	36.7
FAW-Volkswagen	642,941	27.5	754,791	22.4	572,561	18.9
FAW-Mazda	393,736	16.8	523,666	15.6	416,332	13.7
Shanghai-Volkswagen	164,848	7.0	465,877	13.9	455,504	15.0
Toyota	233,074	10.0	355,810	10.6	275,256	9.1
Chang An-Mazda	172,584	7.3	197,178	5.9	76,648	2.5
GAC-Honda	—	—	—	—	118,988	3.9
Unallocated	4,354	0.2	25,223	0.7	9,471	0.3
Elimination	0	0.0	(20,000)	(0.6)	(4,207)	(0.1)
Total	2,341,491	100.0	3,363,669	100.0	3,036,218	100.0

The following table sets forth our revenues and gross margin by revenue source for the three years ended December 31, 2011:

	Year Ended December 31,
	2009		2010		2011
	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)
New vehicle sales	2,131,403	7.3	3,075,045	6.2	2,664,750	4.7
Automobile repair and maintenance services	203,083	57.4	274,076	59.7	333,755	51.5
Sales of leased vehicles	—	—	—	—	18,310	5.4
Other services	7,005	96.7	14,548	91.9	19,403	85.6
Total	2,341,491	11.9	3,363,669	10.9	3,036,218	10.3

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

New Vehicle Sales

We represent German and Japanese brands of luxury and mid-line vehicles and sell seven different brands and over 30 different models of new passenger vehicles, including sedans, sports cars, sport utility vehicles and mini-vans.  In 2011, we sold 13,582 new vehicles through our dealerships.  New vehicle sales constituted 87.8% of our total revenues and 39.6% of our total gross profit for the year ended December 31, 2011.  The following tables set forth a number of key metrics for our new vehicle sales operations at each of our dealerships for the three years ended December 31, 2011:

	Year Ended December 31, 2011
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda	GAC-Honda
		(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	957,338	521,918	362,566	426,519	240,151	51,749	104,174
Cost of goods sold	(892,696)	(493,049)	(359,337)	(405,274)	(236,427)	(51,213)	(102,248)
Gross profit	64,642	28,869	3,229	21,245	3,724	536	1,926
Gross margin	6.8%	5.5%	0.9%	5.0%	1.6%	1.0%	1.8%
Units sold	2,240	3,848	2,611	2,515	1,139	539	690
Revenues per unit (RMB)	427,383	135,634	138,861	169,590	210,844	96,009	150,977
Gross profit per unit (RMB)	28,858	7,502	1,237	8,447	3,270	994	2,791

	Year Ended December 31, 2010
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda
		(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	937,043	719,370	479,549	439,402	324,943	174,738
Cost of goods sold	(843,494)	(664,624)	(465,589)	(418,566)	(317,699)	(173,419)
Gross profit	93,549	54,746	13,960	20,836	7,244	1,319
Gross margin	10.0%	7.6%	2.9%	4.7%	2.2%	0.8%
Units sold	2,172	6,418	3,196	2,973	1,625	1,792
Revenues per unit (RMB)	431,419	112,086	150,047	147,798	199,965	97,510
Gross profit per unit (RMB)	43,070	8,530	4,368	7,008	4,458	736

	Year Ended December 31, 2009
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda
		(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	635,360	620,956	358,933	148,154	209,880	158,120
Cost of goods sold	(577,865)	(570,533)	(346,863)	(137,753)	(195,735)	(146,748)
Gross profit	57,495	50,423	12,070	10,401	14,145	11,372
Gross margin	9.0%	8.1%	3.4%	7.0%	6.7%	7.2%
Units sold	1,580	6,791	2,476	1,349	1,173	1,678
Revenues per unit (RMB)	402,127	91,438	144,965	109,825	178,926	94,231
Gross profit per unit (RMB)	36,389	7,425	4,875	7,710	12,059	6,777

We sell new vehicles to individual retail customers as well as institutional customers such as taxi companies and government entities.  Our sales to individual retail customers accounted for a substantial majority of our total new vehicle sales.  The Beijing municipal government has procured certain brands of vehicles, such as Volkswagen and Audi, from our dealerships since 2003.

We acquire our new vehicle inventory from manufacturers.  Manufacturers allocate limited inventory among their franchised dealers based primarily on sales volume and input from dealers.  The new vehicles we sell are either made in China by joint ventures formed between foreign manufacturers and domestic automakers such as FAW, SAIC Motors, Chana Auto and Guangzhou Automobile Group Co., Ltd. or imported directly from foreign manufacturers.  We finance our inventory purchases through our short-term credit facilities with the manufacturers and a number of Chinese domestic banks.

A typical new vehicle retail sale creates additional profit opportunities for a dealership through the receipt of manufacturer incentives, the sale of third-party finance or insurance products in connection with the retail sale and the service and repair of the vehicle sold.  We seek to establish long-term relationships with our customers that will result in repeat and referral business.

Automobile Repair and Maintenance Services

We provide automobile repair and maintenance services and sell replacement parts and automobile accessories at all of our franchise dealerships, primarily for the vehicle brands sold at those dealerships.  We also maintain one automobile repair shop in close proximity to one of our dealerships.  Automobile repair and maintenance services accounted for approximately 11% of our total revenues and 54.8% of our total gross profit for the year ended December 31, 2011.  The following table sets forth the number of service bays we operate and the daily repair capacity at each of our franchise dealerships and repair shop as of March 31, 2012:

Store	Number of Service Bays	Daily Service Capacity (Number of Vehicles)
Audi	52	108
FAW-Volkswagen	108	360
Shanghai-Volkswagen	31	100
Toyota	70	240
FAW-Mazda	70	200
Chang An-Mazda	30	85
GAC-Honda	20	60
Total	381	1,153

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

In our automobile repair and maintenance service operations, we provide routine automobile repair and maintenance for normal wear and tear of a vehicle and for damages not covered by warranty or insurance, which is typically paid for by the customers themselves.  In addition, we also provide repairs for vehicle damages that are under factory warranty or covered by insurance, which is paid for either by automobile manufacturers or by insurance companies.  For the year ended December 31, 2011, our service work paid for by manufacturers and insurance companies accounted for approximately 22% of our automobile repair and maintenance service revenues.

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

We seek to retain each vehicle purchaser as a long-term customer of our automobile repair and maintenance services department.  Currently approximately 62% of our customers return to our dealerships for services after the factory warranty expires.  We believe a significant opportunity for growth exists in our automobile repair and maintenance service business as we further improve our operations and offer cost-effective services and competitive pricing to retain customers when the factory warranty expires.  Each of our dealerships has systems in place to track customer maintenance records and to notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services.  Service and repair activities are an integral part of our overall approach to customer service, and our automobile repair and maintenance service business offers our customers all the services needed to maintain their vehicles.

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

Sales of Leased Vehicles and Other Services

Sales of leased vehicles.  We began leasing new vehicles to customers in the fourth quarter of 2011, which is part of our strategy to diversify our revenue drivers in response to the new vehicle registration quota system in Beijing.  Our leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the new quota system.  A customer in our leasing program can use the new vehicle according to the leasing arrangement.  When this customer obtains a license plate through the new lottery-based licensing system, we then transfer the title of the leased vehicle to the customer and recognize revenues under sales of leased vehicles.  The original license plate of the leased vehicle can be reused by us for other customers.  This practice has helped mitigate slightly the negative impact of the new vehicle registration quota system in Beijing.

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

We earn sales-based commissions on all of the financing and insurance products we sell for third parties, including manufacturer-affiliated finance subsidiaries and insurance companies.  In 2011, we arranged for customer financing and insurance on approximately 11% and 75%, respectively, of the new vehicles purchased at our dealerships.  For the year ended December 31, 2011, insurance and finance services accounted for less than 1.0% of our total revenues.  We do not assume liability for the credit risk associated with these financing transactions, which is instead borne by the financial institutions providing the credit.  We also do not bear any risk related to insurance payments, which is borne by the insurance companies providing the coverage.  We receive favorable pricing on many of the insurance products that we provide as a result of our size and sales volume.

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

The implementation of our operational, policies and procedures, which are established by our corporate office, is the responsibility of each dealership’s management team.  The general manager of each dealership, with assistance from the managers of vehicle sales, automobile repair and maintenance services, marketing and administration, is ultimately responsible for the operation, personnel and financial performance of his or her dealership.  We link compensation of our dealership management team to performance by relying on an incentive-based pay system.  We compensate our general managers based on dealership profitability, while our departmental managers and salespeople are similarly compensated based on departmental profitability and individual performance.

We have developed and installed an Enterprise Resource Planning system, which is a company-wide dealership management tool and database, across all of our dealerships to better manage our daily operations, better understand our customer profiles, and implement more effectively our vehicle sales and service marketing programs and financial control systems.  Through this new system, we aggregate financial, accounting and operational data received from our dealerships and create a consolidated view of the business for our corporate management to monitor our sales, profitability and inventory on a regular basis.

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

Our top three suppliers are automobile manufacturers that supply us with new automobiles and spare parts.  Purchases from our top three suppliers, FAW-Volkswagen, Audi and FAW-Mazda, accounted for approximately 75.8% of our total purchases in 2009, 68.3% of our total purchases in 2010 and 68.8% of our total purchase in 2011.  Our top suppliers that accounted for more than 10% of our total purchases were Audi, FAW-Volkswagen and Shanghai-Volkswagen in 2011, Audi, FAW-Volkswagen, FAW-Mazda and Shanghai-Volkswagen in 2010, and FAW-Volkswagen, Audi and FAW-Mazda in 2009.

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

Competition and Pricing

The automobile retail industry is highly competitive.  In a large metropolitan area such as Beijing, where we operate a substantial majority of our existing businesses, consumers have a number of choices in deciding where to purchase a new or used vehicle and where to have such a vehicle serviced.  There were over 600 franchise automobile dealerships in operation in the Beijing metropolitan area and over 13,000 franchise dealerships in operation in all of China.

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

Automobile Repair and Maintenance Services

In automobile repair and maintenance services, we compete with other franchise dealers to perform warranty repairs and with other automobile dealers and franchises and independent service centers for non-warranty repair and routine maintenance business.  We compete with other automobile dealers, service stores and auto parts retailers in our parts operations.  We believe that the principal competitive factors in repair and maintenance service operations are the use of factory-approved replacement parts, price, the familiarity with a manufacturer’s brands and models, the quality of customer service and a dealer’s ability to develop long-term customer relationships that generate repeat business.  Automobile manufacturers typically set the price we charge our customers for providing automobile repair and maintenance services under factory warranties.  A number of regional service center chains, independent garages as well as some competing franchise dealers may offer certain automobile repair and maintenance services at prices lower than those we offer.

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

According to the Measures for Branded Automobile Sales, the MOFCOM is responsible for the administration of branded automobile sales in China and the SAIC is responsible for the supervision and administration of branded automobile sales in respect of automobile brand distributors’ incorporation and registration with the SAIC.  A company that intends to be incorporated as an automobile brand distributor or to engage in branded automobile sales business shall first obtain the authorization of automobile brand sales from automobile suppliers and then file relevant documents with the SAIC as an automobile brand distributor.  With the filing and registration with the SAIC, such company is qualified to apply to competent local counterparts of the SAIC for approving its business scope as including “branded automobile sales.”  Furthermore, after the automobile brand distributors complete all the above procedures, they shall also file relevant documents with competent provincial counterparts of the MOFCOM as required under the Measures for Branded Automobile Sales.  Any entity that fails to obtain an automobile supplier’s authorization and complete such filings and registrations before engaging in branded automobile sales shall be ordered to cease its business and any gains from such inappropriate operations shall be confiscated.  Such entity may also be subject to a fine of up to RMB200,000.

In addition, on December 23, 2010, the Beijing municipal government issued the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations. Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government. Such quota will be allocated 88% to first-time individual buyers and 12% to business buyers on a monthly basis through a lottery system. Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota. This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the current annual quota is 240,000. The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective, which we expect will adversely affect our results of operations as well.

Automobile Repair and Maintenance Services

The Regulation on Road Transportation was promulgated by the State Council on April 30, 2004 and became effective on July 1, 2004.

In accordance with the Regulation on Road Transportation, the Ministry of Communications is responsible for the road transportation administration in China, and any individual or entity engaged in road transportation and related operations shall abide by the Regulation on Road Transportation.  To engage in the automobile repair and maintenance business, an operator shall file an application with competent local counterparts of the Ministry of Communications and obtain a road transportation license.  Any individual or entity that engages in automobile repair and maintenance business without license shall be ordered to cease operations by the competent local counterparts of the Ministry of Communications.  Any gains from unlicensed operations shall be confiscated and such individual or entity shall be subject to a fine of two to ten times such gains.  Where such individual or entity has gains of less than RMB10,000, such individual or entity shall be subject to a fine of RMB20,000 to RMB50,000.

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

The Trial Measures on the Administration of Concurrent-Business Insurance Agencies, or Trial Measures of Concurrent-Business Insurance Agencies were promulgated by the CIRC on October 24, 2006 and became effective on December 1, 2006.  The Trial Measures of Concurrent-Business Insurance Agencies only apply to Beijing and Liaoning Province.  All of our insurance operations are located in Beijing and therefore we are subject to the Trial Measures of Concurrent-Business Insurance Agencies.  According to the Trial Measures of Concurrent-Business Insurance Agencies, a concurrent-business agency in Beijing can apply to Beijing counterpart of the CIRC for the License for Concurrent-Business Insurance Agencies.  Furthermore, such licenses are classified into three categories, Class A, B and C.  A Class A license holder is permitted to establish agency relationships with an unlimited number of insurance companies; a Class B license holder is permitted to establish agency relationships with up to five insurance companies; a Class C license holder is only permitted to establish agency relationships with one insurance company.  The license under the Trial Measures of Concurrent-Business Insurance Agencies is valid for a term of two years, while the license under the Measures on Concurrent-Business Insurance Agencies is valid for a term of three years.

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

D.                                    Property, Plant and Equipment

Currently, we operate seven franchises situated at 11 dealership locations, 10 independent showrooms and one independent repair shop in Beijing, China.  Set forth in the table below is certain information relating to the principal properties that we use in our business.

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

Lentuo Chengxin Commercial & Trading Co., Ltd.	15 Wanyuan Street, Economic & Technology Development Zone, Beijing	FAW-Mazda dealership, 9,000 square meters	We own the facilities and hold the land use right as to the underlying land
Lentuo Huitong Automobile Sales Service Co., Ltd.	Block D, 56 East Fourth Ring Expressway South, Chaoyang District, Beijing	Shanghai-Volkswagen, 5,500 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Yuantongqiao Toyota Automobile Trading Co., Ltd.	18 Huayuancui North, Gaobeidian Town, Chaoyang District, Beijing	Toyota dealership, 7,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Tuojiacheng Commercial & Trading Co., Ltd.	Block E, 56 East Fourth Ring Expressway South, Beijing	Chang An-Mazda dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Tuozhan Automobile Repair	Hengjiezicui, Shibalidian	Auto repair and maintenance	We own the facilities; the

Co., Ltd.	Town, Chaoyang District, Beijing	store, 1,300 square meters	underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Lentuo Tongda Automobile Sales Services Co., Ltd.	A-18 Huagong Road, Guangqumenwai Dajie, Chaoyang District, Beijing	FAW-Volkswagen dealership, 6,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Tianjin Ruitai Auto Sales & Services Co., Ltd.	Liqizhuang Road, Wanglanzhuang Village East, Xiqing District, Tianjin	GAC-Honda dealership, 6,698 square meters	We own the facilities; the underlying land is collectively owned rural land on a lease
Beijing Hexinshuntong Sales & Services Co., Ltd.	No. 65 Zone A, Beijing International Automobile Trade and Service Park, Beijing	FAW-Mazda dealership, 2,832 square meters	We own the facilities; the underlying land is state-owned land on a lease from certain third party, and is part of a larger parcel of land as to which such third party has the land use right*
Huizhou Lentuo Volkswagen Auto Sales & Services Co., Ltd.	No. 8 Automobile Market, Yanda Yilu, Huizhou City, Guangdong.	FAW-Volkswagen dealership, 6,000 square meters	We own the facilities and the land use right as to the underlying land
Wenling Yuchen Toyota Auto Sales & Services Co., Ltd.	No. 21-02-288 Xinkaihe Development Zone, Hengshan tou Village, Jinpin Town, Wenling City, Zhejiang	Toyota dealership, 13,803 square meters	We own the facilities; the underlying land is state-owned land on a lease and classified for industrial use

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

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

None.

ITEM 5                                                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2009, 2010 and 2011, included elsewhere in this annual report.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that involve risks and uncertainties.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.  In evaluating our business, you should carefully consider the information provided in “Item 3.  Key Information—D. Risk Factors.”

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

•                  Competition.  We face increasing competition in China and our results of operations may be affected not only by competition among automobile manufacturers in terms of vehicle quality, model variety, price and delivery time, but also by competition from other dealerships in the same region who sell the same brands and models of automobiles as we do.  Our financial condition and results of operations may be adversely affected if we fail to successfully compete against such dealerships in terms of price, location, quality of customer service and the ability to attract repeat business.

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

Our results of operations in any given period are also directly affected by company-specific factors, including:

•                  Size and scope of our dealership network.  Our revenues are directly affected by the number, location and performance of our franchise dealerships.  Revenues will grow as we seek to increase the size and scope of our dealership network.  We operated 11 franchise dealerships and our sales volumes for the year ended December 31, 2011 amounted to 13,655 vehicles.  We plan to acquire additional existing, or open new, dealerships to diversify our geographic presence in the near future. During the ramp-up period of any new dealerships, our operating results may be negatively affected by the new openings.

•                  Product and service mix.  Changes in product and service mix in connection with our sale of goods and provision of services may affect our profitability and gross margin.  We offer a diversified portfolio of automobile brands, and the Audi brand, our luxury brand, typically generates a higher gross profit margin than our mid-line brands.  The aggregate gross margins from our new vehicle sales vary based on the relative proportion of our sales attributable to mid-line brands and our luxury brand.  In addition, our automobile repair and maintenance services and the arrangement of financing and insurance for our customers generally result in higher gross profit margins than new vehicle sales.  Although a substantial majority of our revenues are currently generated from our new vehicle sales business, the proportion of revenues and profit contributed by our automobile repair and maintenance service business has increased over the three-year period ended December 31, 2011, primarily due to the rapid expansion of our after-sales customer base and increase in demand for automobile repair and maintenance services. We expect to continue expanding our higher margin products and services to meet the increasing market demand.

•                  Pricing.  Our revenues are directly affected by the price of our products and services.  The average selling price of the new vehicles sold by us was RMB141,650 in 2009, RMB169,182 in 2010 and RMB196,197 ($31,173) in 2011. The average selling price is calculated by dividing the total revenues generated through new vehicle sales by the total number of new vehicles sold by us during the relevant year. We expect the price of new vehicles to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition.  However, our average selling price of new vehicles may fluctuate period over period depending on the mix of vehicles we sell during a particular period that consists of different models in different price ranges.  We seek to increase the sales of vehicle models that generate higher gross margins.

•                  Impact of dealership acquisitions.  We are implementing an acquisition strategy and plan to pursue selective acquisitions of additional dealerships as a means of growing our business. Our ability to identify, acquire, effectively manage and integrate new dealerships into our existing franchise network, the consideration we pay for those acquisitions and the performance of the acquired dealerships will have a significant effect on our financial condition and results of operations.

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

Key Components of Results of Operations

Revenues

A substantial majority of our revenues is derived from new vehicle sales.  The remaining portion of our revenues is generated by our automobile repair and maintenance service operations and other sources, such as insurance and finance agency services and car rentals.  A substantially majority of our revenues are currently derived from our operations in Beijing, China.

In the fourth quarter of 2011, we began to generate revenues from sales of leased vehicles, which is part of our strategy to diversify our revenue drivers in response to the new vehicle registration quota system in Beijing.  Our leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the new quota system.  A customer in our leasing program can use the new vehicle according to the leasing arrangement.  When this customer obtains a license plate through the new lottery-based licensing system, we then transfer the title of the leased vehicle to the customer and recognize revenues under sales of leased vehicles.

The table below sets forth a breakdown of our revenues by revenue source for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	2,131,403	91.0%	3,075,045	91.4%	2,664,750	423,386	87.8%
Automobile repair and maintenance services	203,083	8.7%	274,076	8.2%	333,755	53,028	11.0%
Sales of leased vehicles	—	—	—	—	18,310	2,909	0.6%
Other services	7,005	0.3%	14,548	0.4%	19,403	3,083	0.6%
	2,341,491	100.0%	3,363,669	100.0%	3,036,218	428,406	100.0%

Our revenues from new vehicle sales and automobile repair and maintenance services grew significantly before 2011, driven primarily by increasing market demand for new vehicles and automobile repair and maintenance services in China and our enhanced sales efforts to meet this demand.  During this period, we strived to increase our sales by introducing new popular models, improving our customer service, incentivizing our sales and service managers and fully utilizing our existing capacity.  In December 2010, Beijing’s municipal government announced a new traffic control policy to limit the issuance of new car license plates to 240,000 in 2011 through a new lottery system.  The new quota system imposed by the Beijing government is expected to have a short-term negative impact on our revenue before (i) we fully diversify our sources of revenues through acquisitions in other cities and (ii) the revenue of repair and maintenance services play a more pivotal role in the overall revenue contribution.  We believe our proactive acquisition strategy and increased revenue contribution from repair and maintenance services will enable us to offset such negative impact in the long term.

Cost of Goods Sold

The principal components of our cost of goods sold are the cost of new vehicles purchased from automobile manufacturers, the cost of spare parts and automobile accessories and the salaries and compensation expenses of automobile repair and maintenance personnel for our automobile repair and maintenance service operations. Our cost of goods sold grew significantly from 2009 to 2010, in line with the substantial growth of our revenues during that period. Our cost of goods sold decreased slightly from 2010 to 2011 due to the decreased new vehicle sales, which accounted for a substantial part of our cost of goods sold.  The following table sets forth a breakdown of our cost of goods sold by revenue source for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Cost of goods sold:
New vehicle sales	1,975,497	84.4%	2,883,938	85.7%	2,540,668	403,671	83.7%
Automobile repair and maintenance services	86,432	3.7%	110,487	3.3%	161,756	25,700	5.3%
Sales of leased vehicles	—	—	—	—	17,330	2,753	0.6%
Other services	234	*	1,177	*	2,802	445	0.1%
	2,062,163	88.1%	2,995,602	89.0%	2,722,556	432,569	89.7%

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

Despite the slight decrease in 2011, we expect our cost of goods sold to continue to grow as we expand our dealership network and seek to represent more brands and increase the scope of our new vehicle sales.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold.  Gross margin is equal to gross profit divided by revenues.  The table below sets forth a breakdown of our gross profit and gross margin by revenue source for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Amount	Gross Margin	Amount	Gross Margin	Amount		Gross Margin
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Gross profit:
New vehicle sales	155,906	7.3%	191,107	6.2%	124,082	19,715	4.7%
Automobile repair and maintenance services	116,651	57.4%	163,589	59.7%	171,999	27,328	51.5%
Sales of leased vehicles	—	—	—	—	980	156	5.4%
Other services	6,771	96.7%	13,371	91.9%	16,601	2,638	85.6%
	279,328	11.9%	368,067	10.9%	313,662	49,837	10.3%

All of the automobile retailers in Beijing are adversely affected by the new vehicle quota system discussed above.  We believe we maintain a gross margin at or slightly above the industry average in Beijing.  The decreasing trend of gross margin from our new vehicle sales operations primarily resulted from market competition.  Meanwhile, the gross profit of our automobile repair and maintenance service operations increased from 2009 to 2011, mainly attributable to the volume increase of serviced vehicles.  Gross margin for our automobile repair and maintenance service business declined slightly in 2011 due to the industry-wide pricing pressure.  We expect the gross margin for our automobile repair and maintenance service business to remain relatively stable going forward.  We expect our overall gross profit and gross margin to grow in the long run as we further expand our higher margin products and services, including the automobile repair and maintenance service business.

Operating Expenses

Our operating expenses consist of selling, marketing and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Operating expenses:
Selling, marketing and distribution expenses	38,774	1.7%	52,173	1.6%	91,438	14,528	3.0%
General and administrative expenses	31,851	1.4%	37,824	1.1%	55,760	8,859	1.8%
	70,625	3.1%	89,997	2.7%	147,198	23,387	4.8%

Selling, Marketing and Distribution Expenses.  Our selling, marketing and distribution expenses primarily include salaries and other compensation expenses of employees in vehicle sales and customer service departments, provisions for depreciation of properties used for sales purposes, advertising and promotion expenses and utilities and rental expenses for dealership premises or underlying lands used in sales activities.  Our selling, marketing and distribution expenses increased substantially in 2011 primarily as a result of our proactive advertising campaign following our successful IPO and NYSE listing to promote our brand name and the acquisition of additional dealerships.  We anticipate such expenses as a percentage of our revenues to be stable going forward.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of salaries and other compensation expenses of management, accounting and administrative personnel, utilities, rental expenses and provision for depreciation of properties or underlying lands used in connection with administrative activities, and professional service fees and other administrative costs not related to the delivery of services. Our general and administrative expenses have increased primarily due to our expanding operations, hiring of additional staff to support our growth and increased expenses for becoming a public company.  We expect such expenses to continue to increase as our business expands.

Interest Expenses

Our interest expenses primarily include interest paid on short-term loans and bills payable, interest on late tax payments and miscellaneous bank charges. For the years ended December 31, 2009, 2010 and 2011, interest expenses represented 1.4%, 1.5% and 2.0% of our revenues, respectively. We use short-term loans for working capital purposes, including financing our new vehicle purchases. Bills payable are guaranteed by restricted cash and are used to pay for new vehicle purchases as well. During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable. During a period of weak vehicle sales, the average balances of our short-term loans often increase and we also maximize the use of bills payable to finance vehicle purchases, resulting in increased interest expenses.

Our interest expenses on short-term loans and bills payable have increased primarily as a result of our expanding operations.  Our interest expense on late tax payments grew significantly from 2009 to 2010 as a result of our underpayment of tax in 2007 and 2008. The PRC tax authorities require us to pay in full all of our outstanding taxes payable, including interest charges on the late payments, by December 2012 according to an agreed upon payment schedule. We expect our interest expenses on late tax payments to remain stable going forward.

	Year Ended December 31,
	2009		2010		2011
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Interest expense:
Interest on short-term loans	16,941	0.7%	21,434	0.6%	23,704	3,767	0.8%
Interest on bills payable	1,011	*	7,552	0.2%	15,923	2,530	0.5%
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	12,728	0.5%	20,909	0.6%	16,971	2,696	0.6%
Bank charge	2,608	0.1%	3,937	0.1%	4,962	788	0.2%
	33,288	1.4%	53,832	1.5%	61,560	9,781	2.1%

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

PRC

Pursuant to the PRC EIT law and relevant regulations that were applicable before January 1, 2008, our PRC subsidiary and affiliated entities were generally subject to enterprise income taxes at a statutory rate of 33%.  Such income tax rate was reduced to 25% under the current EIT law that became effective on January 1, 2008.  The effective tax rate applicable to our operations, which are located entirely in the PRC, was 28% in 2009, 28% in 2010 and 33% in 2011.

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

For the years ended December 31, 2007 and 2008, we underpaid our PRC income tax, which resulted in an unrecognized tax benefit.  The relevant PRC tax authorities require us to pay in full all of our outstanding taxes for 2007 and 2008, including interest charges on the late payments, by December 2012 according to an agreed upon payment schedule.

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

Sales of leased vehicles   In connection with the limitations on license plates issued by the Beijing municipal government, certain customers first lease their vehicles from us before taking title of their vehicles.  These customers are required to pay the full purchase price of the vehicles in cash as a deposit upon signing the lease. We initially record these deposits as deferred revenue. The revenue is subsequently recognized if and when the customer receives a license plate for the vehicle and elects to obtain the legal title of the vehicle from us. Persuasive evidence of the arrangement is evidenced by the sales agreement. Delivery of the title of the vehicle is evidenced by the transfer of the legal title from us to customers. The purchase price is fixed or determinable because it is stipulated in the signed lease agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. Collectability has been established as the customer has paid full purchase price of the car in cash upon signing the lease agreement. Accordingly, we recognize revenue on leased vehicles sales upon legal transfer of the automobile title to the customer which coincides with when all the conditions required for revenue recognition have been met.

Automobile repair and maintenance services.  Revenues generated from automobile repair and maintenance services are recognized after services have been rendered and accepted by the customer.  A work order detailing the services to be provided and the preliminary price estimate is signed by the customer and service representative from us prior to the requested service being performed.  When the service has been completed, the customer signs a settlement worksheet as evidence of acceptance of the services provided and the final fees charged for such services which signifies persuasive evidence of an arrangement and performance of services.  Fees are considered fixed or determinable because no subsequent concessions such as discounts, rebates, refunds or other price changes are provided subsequent to the customer’s acceptance.  The majority of automobile repair and maintenance servicess provided by us are paid in full by the customer upon delivery of the serviced automobile to the customer.  We also accept repair work that is paid directly by the customer’s insurance company.  Collectability is considered reasonably assured as we verify that the service and charges are acceptable under the customer’s insurance policy coverage directly with the insurance company prior to performing the work.  Lastly, fees charged to suppliers for automobile repair and maintenance services covered by supplier’s warranties are based on standard rates billed to customers and insurance companies for such services.  Suppliers settle fees charged for warranty-covered services on a monthly basis.  Collectability is considered reasonably assured as we deal with only reputable insurance companies and suppliers and, historically, we have not experienced any significant defaults for payment.  Based on the above, revenues on automobile repair and maintenance services are recognized upon completion of the requested services and delivery of serviced automobile to the customer, which coincides with when all the conditions required for revenue recognition have been met.

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

We are subject to business tax on certain revenues earned in the PRC at an applicable rate of 5%.  However, revenues derived from sales of automobiles and automobile repair and maintenance services are not subject to business tax.

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

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	2,131,403	3,075,045	2,664,750	423,386
Automobile repair and maintenance services	203,083	274,076	333,755	53,028
Sales of leased vehicles	—	—	18,310	2,909
Other services	7,005	14,548	19,403	3,083
	2,341,491	3,363,669	3,036,218	482,406
Cost of goods sold:
New vehicle sales	(1,975,497)	(2,883,938)	(2,540,668)	(403,671)
Automobile repair and maintenance services	(86,432)	(110,487)	(161,756)	(25,700)
Sales of leased vehicles	—	—	(17,330)	(2,753)
Other services	(234)	(1,177)	(2,802)	(445)
	(2,062,163)	(2,995,602)	(2,722,556)	(432,569)
Gross profit	279,328	368,067	313,662	49,837
Operating expenses:
Selling, marketing and distribution expenses	(38,774)	(52,173)	(91,438)	(14,528)
General and administrative expenses	(31,851)	(37,824)	(55,760)	(8,859)
Total operating expenses	(70,625)	(89,997)	(147,198)	(23,387)
Operating income	208,703	278,070	166,464	26,450
Interest income	2,392	1,102	3,182	506
Interest expenses	(33,288)	(53,832)	(61,560)	(9,781)
Exchange loss	—	(3,018)	(9,100)	(1,446)
Other income/(expense), net	1,394	2,144	1,407	224
Income before income tax expenses	179,201	224,466	100,393	15,953
Income tax expenses	(50,039)	(63,093)	(33,291)	(5,289)
Income from continuing operations	129,162	161,373	67,102	10,664
Loss from discontinued operations	(433)	—	—	—
Net income and comprehensive income	128,729	161,373	67,102	10,664
Net income and comprehensive income attributable to non-controlling interest	—	—	(815)	(129)
Net income and comprehensive income attributable to controlling interest	128,729	161,373	67,917	10,793

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues.  Our revenues decreased by 9.7% to RMB3,036.2 million ($482.4 million) in 2011 from RMB3,363.7 million in 2010, resulting primarily from the decrease in revenues from new vehicle sales, which was partially offset by the increase in revenues from automobile repair and maintenance services.

Revenues from new vehicle sales decreased by 13.3% to RMB2,664.8 million ($423.4 million) in 2011 from RMB3,075.0 million in 2010.  In 2011, we sold 13,582 vehicles, representing a 25.3% decrease from 18,176 in 2010, primarily due to the quota on new vehicle registrations imposed by the Beijing municipal government to curb traffic congestion, or the new vehicle quota system.  The average new vehicle unit price in 2011 was RMB196,197 ($31,173), a 15.9% increase from RMB169,182 in 2010.  This increase was primarily driven by customers’ changing preferences toward high-end vehicles in response to the new vehicle quota system in Beijing.

Revenues from automobile repair and maintenance services increased by 21.8% to RMB333.8 million ($53.0 million) in 2011 from RMB274.1 million in 2010.  We serviced 153,365 vehicles at our dealerships, representing a 21.5% increase over 2010.  The growth was primarily driven by the increasing demand for our repair and maintenance services as a result of our growing accumulated new vehicles sales volume over the years thereby expanding our customer base.

In 2011, we initiated various discount programs to drive sales volume, which partially offset the negative impact of the new vehicle quota system in Beijing.  In addition, we conducted strategic geographic expansion through acquisitions in other cities in order to diversify our sources of revenues.  We plan to continue to increase the revenue contribution from our repair and maintenance services, which generate relatively high profit margin.

Cost of goods sold.  Our cost of goods sold decreased by 9.1% to RMB2,722.6 million ($432.6 million) in 2011 from RMB2,995.6 million in 2010, primarily as a result of decreased sales of new vehicles.

Gross profit and gross margin.  Our gross profit in 2011 decreased by 14.8% to RMB313.7 million ($49.8 million) from RMB368.1 million in 2010.  The decrease in gross profit was primarily due to (i) the decrease in revenues from new vehicles sales caused by the reduction in demand in Beijing as a result of the new vehicle quota system, and (ii) the increase in our personnel costs driven by inflation and headcount increase for our repair and maintenance services in 2011.  The declining sales volume of new vehicles will continue to put significant pressure on our overall gross profit.  Our overall gross margin decreased to 10.3% in 2011 from 10.9% in 2010.  Our gross margin for new vehicle sales decreased to 4.7% in 2011 from 6.2% in 2010, primarily due to the price discounts we offered to achieve sales volume.  Gross margin for repair and maintenance services decreased to 51.5% in 2011 from 59.7% in 2010, primarily as a result of the price discounts we implemented to drive sales and the increase in personnel costs driven by inflation and headcount growth.

Selling, marketing and distribution expenses.  Our selling, marketing and distribution expenses increased by 75.3% to RMB91.4 million ($14.5 million) in 2011 from RMB52.2 million in 2010, primarily due to (i) the increase in advertising and marketing expenses as a result of our proactive advertising campaign following our successful IPO and NYSE listing to promote our brand name in Beijing and other markets, (ii) the increase in salary and benefits for sales related staff driven by inflation and (iii) the increase of expenses in connection with the expansion of our dealership network.  As a percentage of total revenues, selling, marketing and distribution expenses increased to 3.0% in 2011 from 1.6% in 2010.

General and administrative expenses.  Our general and administrative expenses increased by 47.4% to RMB55.8 million ($8.9 million) in 2011 from RMB37.8 million in 2010, primarily due to (i) the increase in salary and benefits for managerial and administrative staff as a result of inflation and headcount growth, (ii) the increase of depreciation, amortization, land use right rental and maintenance expenses in connection with the expansion of our dealership network and (iii) increased expenses as a result of our becoming a public company.  As a percentage of total revenues, general and administrative expenses increased to 1.8% in 2011 from 1.1% in 2010.

Operating income and operating margin.  Our operating income for 2011 decreased by 40.1% to RMB166.5 million ($26.5 million) from RMB278.1 million in 2010.  Our operating margin in 2011 was 5.5%, compared to 8.3% in 2010.  The decrease of the operating margin was mainly attributable to the decrease in overall gross margin as well as the increased operating expenses.

Income tax expenses.  Our income tax expenses in 2011 were RMB33.3 million ($5.3 million), representing an effective tax rate of 33.2%, compared to an effective tax rate of 28.1% in 2010.  The increase of our effective tax rate was primarily due to the fact that our taxable income decreased but a substantial portion of the tax expenses, which resulted from our late tax payment from 2007 to 2008, remained unchanged in 2011.

Net income and comprehensive income attributable to controlling interest.  Primarily as a result of the foregoing, our net income attributable to ordinary shareholders in 2011 was RMB67.9 million ($10.8 million), a decrease of 57.9% from RMB161.4 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues in 2010 increased by 43.7% to RMB3,363.7 million from RMB2,341.5 million in 2009.  The revenue growth was driven by the increased sales volume of new vehicles and increased average unit price, as well as the increased volume of automobile repair and maintenance services.  The revenues from the new vehicle sales and automobile repair and maintenance services increased 44.3% and 35.0%, respectively, on a year over year basis.

In 2010, we sold 18,176 vehicles, representing a 20.8% increase from 15,047 in 2009.  The average unit price in 2010 was RMB169,182, a 19.4% increase from RMB141,650 in 2009.  In addition, we serviced approximately 126,277 vehicles at our dealerships, representing a 35.2% increase over 2009.  The growth was primarily driven by the strong market demand and our enhanced sales efforts.

Cost of goods sold.  Our cost of goods sold increased by 45.3% to RMB2,995.6 million in 2010 from RMB2,062.1 million in 2009, primarily as a result of increased sales of new vehicles, as well as automobile repair and maintenance services.  As a percentage of revenues, cost of goods sold increased to 89.1% in 2010 from 88.1% in 2009.

Gross profit and gross margin.  Our gross profit in 2010 increased by 31.8% to RMB368.1 million from RMB279.3 million in 2009.  The increase in gross profit was primarily due to the increase in revenues both from new vehicles sales (increased by 44.3%) and automobile repair and maintenance services (increased by 35.0%).  Our overall gross margin in 2010 decreased to 10.9% from 11.9% in 2009, while the gross margin for repair and maintenance increased to 59.7% in 2010 from 57.4% in 2009.  The slight decline in gross margin overall was attributable to the increased sales of certain new vehicle models that had lower gross margins.  New vehicle sales as a portion of total revenues rose to 91.4% in 2010 from 91.0% in 2009.

Selling, marketing and distribution expenses.  Our selling, marketing and distribution expenses increased by 34.6% to RMB52.2 million in 2010 from RMB38.8 million in 2009, primarily as a result of the increased performance-related bonuses paid to our salespersons in line with increased revenues, increased employees social welfare expenses, and increased advertisement expenses.  As a percentage of revenues, selling, marketing and distribution expenses slightly decreased to 1.6% in 2010 from 1.7% in 2009.

General and administrative expenses. Our general and administrative expenses increased by 18.8% to RMB37.8 million in 2010 from RMB31.9 million in 2009, primarily due to increased depreciation expenses, increased office maintenance expenses, and increased employees social welfare.  As a percentage of the revenues, general and administrative expenses decreased to 1.1% in 2010 from 1.4% in 2009.

Operating income. Our operating income for 2010 increased by 33.2% to RMB278.1 million from RMB208.7 million in 2009.

Operating margin. Our operating margin in 2010 was 8.3%, compared to 8.9% in 2009.  The decrease of the operating margin was mainly attributable to the decrease in gross margin as well as the increased selling, marketing and distribution expenses discussed above.

Income tax expenses. Our income tax expenses in 2010 were RMB63.1 million, representing an effective tax rate of 28.1%, increasing from 27.9% in 2009.

Net income and comprehensive income attributable to controlling interest. Our net income in 2010 was RMB161.4 million, an increase of 25.4% from RMB128.7 million in 2009.

Net Income and comprehensive income attributable to controlling interest.  Primarily as a result of the foregoing, our net income and comprehensive income attributable to controlling interest in 2010 was RMB161.4 million, an increase of 25.4% from RMB128.7 million in 2009.

Discussion of Segment Operations

In our management’s view, we currently operate through seven operating segments corresponding to the dealerships that offer and service seven different brands of vehicles, including Audi, FAW-Volkswagen, FAW-Mazda, Shanghai-Volkswagen, Toyota, Chang An-Mazda and GAC-Honda.  Combined revenues from the Audi, FAW-Volkswagen, FAW-Mazda and Shanghai-Volkswagen dealerships accounted for 82.5%, 83.4% and 84.3% of our total revenues in 2009, 2010 and 2011, respectively.  Income from continuing operations from these dealerships accounted for 92.4% of our total net income in 2009, and substantially all of our net income in 2010 and 2011.

The table below sets forth our revenues, gross profit, operating expenses and income from continuing operations at our dealerships of four largest brands for the periods indicated, followed by a discussion of the key components of results of operations for each of these dealerships.

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(Amounts in thousands)
Revenues
Audi
New vehicle sales	635,360	937,043	957,338	152,106
Automobile repair and maintenance services	93,820	120,335	141,623	22,502
Sales of leased vehicles	—	—	8,977	1,426
Other services	774	3,746	7,727	1,228
Total	729,954	1,061,124	1,115,665	177,262
FAW-Volkswagen
New vehicle sales	620,956	719,370	521,918	82,924
Automobile repair and maintenance services	21,649	33,062	43,549	6,919
Sales of leased vehicles	—	—	3,491	555
Other services	336	2,359	3,603	572
Total	642,941	754,791	572,561	90,970
FAW-Mazda
New vehicle sales	358,933	479,549	362,566	57,606
Automobile repair and maintenance services	34,472	41,944	48,512	7,708
Sales of leased vehicles	—	—	3,189	507
Other services	331	2,173	2,065	328
Total	393,736	523,666	416,332	66,149
Shanghai-Volkswagen
New vehicle sales	148,154	439,402	426,519	67,767
Automobile repair and maintenance services	16,612	25,355	25,432	4,041
Sales of leased vehicles	—	—	2,179	346
Other services	82	1,120	1,374	218
Total	164,848	465,877	455,504	72,372
Gross profit
Audi
New vehicle sales	57,495	93,549	64,642	10,271
Automobile repair and maintenance services	60,266	73,949	83,579	13,280
Sales of leased vehicles	—	—	629	100
Other services	774	3,743	7,725	1,228
Total	118,535	171,241	156,575	24,879
FAW-Volkswagen
New vehicle sales	50,423	54,746	28,869	4,586
Automobile repair and maintenance services	10,468	18,224	17,646	2,803
Sales of leased vehicles	—	—	198	32
Other services	336	2,159	3,263	518
Total	61,227	75,129	49,976	7,939

FAW-Mazda
New vehicle sales	12,070	13,960	3,229	513
Automobile repair and maintenance services	20,452	28,369	24,927	3,961
Sales of leased vehicles	—	—	33	5
Other services	331	2,008	2,004	318
Total	32,853	44,337	30,193	4,797
Shanghai-Volkswagen
New vehicle sales	10,401	20,836	21,245	3,375
Automobile repair and maintenance services	9,626	14,172	12,128	1,927
Sales of leased vehicles	—	—	112	18
Other services	81	1,066	1,334	212
Total	20,108	36,074	34,819	5,532
Operating Expenses
Audi	(20,843)	(25,681)	(38,298)	(6,085)
FAW-Volkswagen	(7,692)	(10,495)	(18,782)	(2,984)
FAW-Mazda	(8,243)	(12,757)	(18,207)	(2,893)
Shanghai-Volkswagen	(7,879)	(14,531)	(20,630)	(3,278)
Income from continuing operations
Audi	61,115	94,567	69,874	11,089
FAW-Volkswagen	35,181	38,607	11,704	1,860
FAW-Mazda	13,548	18,946	1,661	263
Shanghai-Volkswagen	9,128	14,079	8,564	1,360

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Audi

Revenues.  Revenues at the Audi dealership increased by 5.1% from 2010 to 2011, primarily driven by a 2.2% increase in revenues from new vehicle sales and a 17.7% increase in revenues from automobile repair and maintenance services.  The increase in revenues from new vehicle sales was primarily attributable to a 3.1% increase in our sales volume to 2,240 units in 2011 from 2,172 units in 2010, reflecting the fact that customer demand for high-end vehicles remained strong.  This increase was partially offset by a decrease in the average selling price per unit to RMB427,383 in 2011 from RMB431,419 in 2010 due to the reduction in sales premium that we could charge to customers given the new vehicle quota system.  The increase in revenues from repair and maintenance services primarily reflects the increased customer demand for our services as a result of the accumulated growth of new vehicles sold over the years and our enhanced promotional efforts.  The number of vehicles serviced at the Audi dealership increased by 16.2% to 36,732 units in 2011 from 31,604 units in 2010.

Gross profit and gross margin.  Gross profit at the Audi dealership decreased by 8.6% from 2010 to 2011.  Gross profit from new vehicle sales decreased by 30.9% from 2010 to 2011, primarily due to the decrease of sales premium on the new vehicles sold.  Such decrease was offset by a 13.0% increase in gross profit from repair and maintenance services, primarily attributable to the increase of the service volume.  Overall gross margin decreased to 14.0% in 2011 from 16.1% in 2010.  Gross margin for new vehicle sales decreased to 6.8% in 2011 from 10.0% in 2010 due to the lower selling prices in 2011.  Gross margin for repair and maintenance services slightly decreased to 59.0% in 2011 from 61.5% in 2010, primarily due to the price discounts we implemented to promote our services and the increase of personnel costs due to inflation.

Operating expenses.  Operating expenses at the Audi dealership increased by 49.1% from 2010 to 2011, resulting primarily from the increase in advertising and marketing expenses and in staff salary and benefit expenses.  Operating expenses as a percentage of total revenues increased to 3.4% in 2011 from 2.4% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the Audi dealership decreased by 26.1% from 2010 to 2011.

FAW-Volkswagen

Revenues.  Revenues at the FAW-Volkswagen dealerships decreased by 24.1% from 2010 to 2011, primarily due to a 27.4% decrease in revenues from new vehicle sales, which was partially offset by a 31.7% increase in revenues from automobile repair and maintenance services.  The decrease in revenues from new vehicle sales was due to a 39.7% decrease in our sales volume to 3,848 units in 2011 from 6,418 units in 2010 caused by the new vehicle quota system.  Such decrease in volume was partially offset by a 20.3% increase in the average selling price per unit to RMB135,634 in 2011 from RMB112,086 in 2010, primarily attributable to a substantial decrease of low-end models sold in our vehicle mix.  The increase in revenues from repair and maintenance services primarily reflects the increased customer demand for our services as a result of the accumulated growth of new vehicles sold over the years and our enhanced promotional efforts.  The number of vehicles serviced at the FAW-Volkswagen dealerships increased by 19.2% to 26,932 units in 2011 from 22,592 units in 2010.

Gross profit and gross margin.  Gross profit at the FAW-Volkswagen dealerships decreased by 33.5% from 2010 to 2011.  Gross profit from new vehicle sales decreased by 47.3% from 2010 to 2011, primarily due to the decrease of new vehicle sales volume.  Gross profit from repair and maintenance services decreased by 3.2% from 2010 to 2011, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2011.  Overall gross margin decreased to 8.7% in 2011 from 10.0% in 2010.  Gross margin for new vehicle sales decreased to 5.5% in 2011 from 7.6% in 2010, primarily due to a general reduction in selling prices and in sales rebates received as a result of the lower sales volume in 2011.  Gross margin for repair and maintenance services decreased to 40.5% in 2011 from 55.1% in 2010, due to the same reasons as discussed above regarding the decrease of gross profit.

Operating expenses.  Operating expenses at the FAW-Volkswagen dealerships increased by 79.0% from 2010 to 2011, resulting primarily from (i) the increase in advertising and marketing expenses as a result of our advertising campaign to promote our brand and services, (ii) the increase in staff salary and benefits driven by inflation and headcount growth and (iii) the increase of expenses in connection with the expansion of our FAW-Volkswagen dealership network from one dealership to three dealerships.  Operating expenses as a percentage of total revenues increased to 3.3% in 2011 from 1.4% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the FAW-Volkswagen dealerships decreased by 69.7% from 2010 to 2011.

FAW-Mazda

Revenues.  Revenues at the FAW-Mazda dealerships decreased by 20.5% from 2010 to 2011, primarily due to a 24.4% decrease in revenues from new vehicle sales, which was partially offset by a 15.7% increase in revenues from automobile repair and maintenance services.  Revenues from new vehicle sales decreased as a result of (i) the 17.7% decrease in our sales volume to 2,611 units in 2011 from 3,196 units in 2010 caused by the new vehicle quota system and (ii) the 8.1% decrease in the average selling price per unit to RMB138,861 in 2011 from RMB150,047 in 2010.  The increase in revenues from repair and maintenance services primarily reflects the increased customer demand for our services as a result of the accumulated growth of new vehicle sold over the years.  The number of vehicles serviced at the FAW-Mazda dealerships increased by 2.8% to 25,741 units in 2011 from 25,032 units in 2010.

Gross profit and gross margin.  Gross profit at the FAW-Mazda dealerships decreased by 31.9% from 2010 to 2011.  Gross profit from new vehicle sales decreased by 76.9% from 2010 to 2011, primarily due to the decrease of new vehicle sales volume and gross margin.  Gross profit from repair and maintenance services decreased by 12.1% from 2010 to 2011, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2011.  Overall gross margin decreased to 7.3% in 2011 from 8.5% in 2010.  Gross margin for new vehicle sales decreased to 0.9% in 2011 from 2.9% in 2010, primarily due to a general reduction in sales rebates received as a result of the lower sales volume in 2011.  Gross margin for repair and maintenance services decreased to 51.4% in 2011 from 67.6% in 2010, primarily due to the same reasons discussed above with respect to the decrease of gross profit.

Operating expenses.  Operating expenses at the FAW-Mazda dealerships increased by 42.7% from 2010 to 2011, resulting primarily from (i) the increase in advertising and marketing expenses as a result of our advertising campaign to promote our brand and services, (ii) the increase in staff salary and benefits driven by inflation and headcount growth and (iii) the increase of expenses in connection with the expansion of our FAW-Mazda dealership network from one dealership to two dealerships.  Operating expenses as a percentage of total revenues increased to 4.4% in 2011 from 2.4% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the FAW-Mazda dealerships decreased by 91.2% from 2010 to 2011.

Shanghai-Volkswagen

Revenues.  Revenues at the Shanghai-Volkswagen dealership decreased by 2.2% from 2010 to 2011, primarily due to a 2.9% decrease in revenues from new vehicle sales.  Such decrease was primarily due to a 15.0% decrease in our sales volume to 2,515 units in 2011 from 2,973 units in 2010.  Despite the new vehicle quota system, our Shanghai-Volkswagen dealership only experienced a modest decline in new vehicle sales revenues primarily because the sales of several popular Shanghai-Volkswagen models increased significantly in 2011.  Revenues from automobile repair and maintenance services remained flat from 2010 to 2011.  The number of vehicles serviced at the Shanghai-Volkswagen dealership was 17,713 units in 2011, compared to 14,560 units in 2010.

Gross profit and gross margin.  Gross profit at the Shanghai-Volkswagen dealership decreased by 3.5% from 2010 to 2011.  Gross profit from repair and maintenance services decreased by 14.4% from 2010 to 2011 due to the lower gross margin achieved for our services in 2011.  Gross profit from new vehicle sales increased by 2.0% from 2010 to 2011, primarily attributable to the increased sales of several popular models in 2011.  Overall gross margin remained stable at 7.7% in 2010 and 7.6% in 2011.  Gross margin for new vehicle sales increased to 5.0% in 2011 from 4.7% in 2010, primarily attributable to the increased sales of higher margin popular models in our vehicle mix.  Gross margin for repair and maintenance services decreased to 47.7% in 2011 from 55.9% in 2010, primarily due to the price discounts we implemented in 2011 to gain market share.

Operating expenses.  Operating expenses at the Shanghai-Volkswagen dealership increased by 42.0% from 2010 to 2011, resulting primarily from the increases in advertising and marketing expenses and in staff salary and benefit expenses.  Operating expenses as a percentage of total revenues increased from 3.1% in 2010 to 4.5% in 2011.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the Shanghai-Volkswagen dealership decreased by 39.2% from 2010 to 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Audi

Revenues.  Revenues at the Audi dealership increased by 45.4% from 2009 to 2010, driven primarily by a 47.5% increase in revenues from new vehicle sales and a 28.3% increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 2,172 units in 2010 from 1,580 units in 2009 as a result of increased market demand for the Audi models and our enhanced sales efforts, and an increase in the average selling price of our new vehicles to RMB431,419 in 2010 from RMB402,127 in 2009 as a result of an increase of higher-priced models in our vehicle mix sold in 2010.  The increase in revenues from automobile repair and maintenance services was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.  As a result of such efforts, the number of vehicles serviced at the Audi dealership increased by 65.5% to 31,604 units in 2010 from approximately 19,100 units in 2009.

Gross profit and gross margin.  Gross profit at the Audit dealership increased by 44.5% from 2009 to 2010, primarily driven by the increase of revenues from the higher margin automobile repair and maintenance services as a percentage of the total revenues.  Gross margin remained stable at 16.2% in 2009 and 16.1% in 2010.  Compared with our mid-line brand dealerships, the gross margin of our Audi dealership is typically higher because its product and service offerings consist mainly of higher-priced and higher margin luxury vehicles and related repair and maintenance services.  The gross margin of automobile repair and maintenance service operations at the Audi dealership decreased to 61.5% in 2010 from 64.2% in 2009, primarily because we initiated service discounts at this dealership as part of our marketing efforts to attract customers in 2010.

Operating expenses.  Operating expenses at the Audi dealership increased by 23.2% from 2009 to 2010.  As a percentage of total revenues, the operating expenses remained stable at 2.9% in 2009 and 2.4% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the Audi dealership increased by 54.7% from 2009 to 2010.

FAW-Volkswagen

Revenues.  Revenues at the FAW-Volkswagen dealership increased by 17.4 % from 2009 to 2010, driven primarily by a 15.8 % increase in revenues from new vehicle sales and a 52.7% increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales resulted from an increase in the average selling price of our new vehicles to RMB112,086 in 2010 from RMB91,438 in 2009, as a result of an increase in sales prices for several popular models that were in short supply and an increase of higher-priced models in our vehicle mix sold in 2010.  The increase in average selling price was offset by a decrease in our sales volume to 6,418 units in 2010 from 6,791 units in 2009, primarily because the manufacturer’s limited production capacity failed to meet the substantially increased customer orders for certain popular models in 2010 and required the manufacturers to allocate the supply among a greater number of dealers.  The increase in revenues from automobile repair and maintenance services was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.  As a result of such efforts, the number of vehicles serviced at the FAW-Volkswagen dealership increased by 14.1% to 22,592 units in 2010 from approximately 19,800 units in 2009.

Gross profit and gross margin.  Gross profit at the FAW-Volkswagen dealership increased by 22.7% from 2009 to 2010, primarily driven by the increase of revenues from the higher margin automobile repair and maintenance services as a percentage of the total revenues.  Gross margin increased slightly from 9.5% in 2009 to 10% in 2010.  Gross profit and gross margin at the FAW-Volkswagen dealership experienced modest growth in 2010 primarily because the gross margin increase from the higher margin automobile repair and maintenance services was substantially offset by the gross margin decrease from new vehicle sales at the FAW-Volkswagen dealership, resulting from the supply shortage on certain popular models as discussed above, and therefore, the rebates rate granted to us decreased in 2010.

Operating expenses.  Operating expenses at the FAW-Volkswagen dealership increased by 36.4% from 2009 to 2010.  As a percentage of total revenues, the operating expenses remained stable at 1.2% in 2009 and 1.4% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the FAW-Volkswagen dealership increased by 9.7% from 2009 to 2010.

FAW-Mazda

Revenues.  Revenues at the FAW-Mazda dealership increased by 33.0% from 2009 to 2010, driven primarily by a 33.6% increase in revenues from new vehicle sales and a 21.7% increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 3,196 units in 2010 from 2,476 units in 2009 as a result of increased market demand, especially for newly introduced Mazda models and an increase in the average selling price of our new vehicles to RMB150,047 in 2010 from RMB144,965 in 2009 as a result of the inclusion of certain higher-priced new models in our vehicle mix sold in 2010.  The increase in revenues from automobile repair and maintenance services was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.  As a result of such efforts, the number of vehicles serviced at the FAW-Mazda dealership increased by 51.7% to 25,032 units in 2010 from approximately 16,500 units in 2009.

Gross profit and gross margin.  Gross profit at the FAW-Mazda dealership increased by 35.0% from 2009 to 2010, primarily driven by the increase of revenues from the higher margin automobile repair and maintenance services as a percentage of the total revenues.  Gross margin increased slightly from 8.3% in 2009 to 8.5% in 2010.  Gross profit at the FAW-Mazda dealership experienced more significant growth from 2009 to 2010 primarily because of the combined effects of (i) its new vehicle sales operations being loss-making in the first half of 2009 as a result of the manufacturer’s price reductions on certain major models in response to increased competition for such models, thereby providing a lower basis for comparison and (ii) the introduction by the manufacturer of certain popular, higher-priced new models in late 2009 that drove significant growth in both revenues and gross profit from new vehicle sales in 2010. The gross margin at the FAW-Mazda dealership experienced modest growth in 2010 because the gross margin increase from the higher margin automobile repair and maintenance services was offset by the gross margin decrease from new vehicle sales at the FAW-Mazda dealership.

Operating expenses.  Operating expenses at the FAW-Mazda dealership increased by 39.8% from 2009 to 2010.  Operating expenses as a percentage of total revenues decreased from 3.4% in 2009 to 2.4% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the FAW-Mazda dealership increased by 39.8% from 2009 to 2010.

Shanghai-Volkswagen

Revenues.  Revenues at the Shanghai-Volkswagen dealership increased by 182.6% from 2009 to 2010, driven primarily by a 196.6% increase in revenues from new vehicle sales and a 52.6% increase in revenues from automobile repair and maintenance service operations.  The increase in revenues from new vehicle sales was primarily attributable to an increase in our sales volume to 2,973 units in 2010 from 1,349 units in 2009 as a result of increased market demand for certain Shanghai-Volkswagen models and an increase in the average selling price of our new vehicles to RMB147,798 in 2010 from RMB109,825 in 2009.  The increase in revenues from automobile repair and maintenance services was primarily attributable to our enhanced sales efforts, as described in the discussion of our consolidated results of operations for 2010.

Gross profit and gross margin.  Gross profit at the Shanghai-Volkswagen dealership increased by 79.4% from 2009 to 2010, primarily driven by the increase of revenues from new vehicle sales.  Gross margin decreased to 7.7% in 2010 from 12.2% in 2009, resulting primarily from the decrease of gross margins in new vehicle sales.  The gross margin for new vehicle sales decreased to 4.7% in 2010 from 7.0% in 2009.  The gross margin for automobile repair and maintenance services slightly decreased to 55.9% in 2010 from 57.9% in 2009.

Operating expenses.  Operating expenses at the Shanghai-Volkswagen dealership increased by 84.4% from 2009 to 2010.  Operating expenses as a percentage of total revenues decreased from 4.8% in 2009 to 3.1% in 2010.

Income from continuing operations.  Primarily as a result of the factors discussed above, income from continuing operations at the Shanghai-Volkswagen dealership increased by 54.2% from 2009 to 2010.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	$
	(Amounts in thousands)
Net cash provided by (used in) operating activities	(92,932)	429,899	(109,273)	(17,627)
Net cash provided by (used in) investing activities	(131,270)	203,870	(554,035)	(88,027)
Net cash provided by (used in) financing activities	193,141	97,221	23,242	3,693
Net increase (decrease) in cash and cash equivalents	(31,061)	729,768	(640,457)	(101,758)
Cash and cash equivalents, beginning of year	103,143	72,082	801,850	127,401
Cash and cash equivalents, end of year	72,082	801,850	161,393	25,643

Liquidity

Operating Activities.

Net cash provided by or used in operating activities primarily consists of net income, as adjusted by depreciation and amortization, gain or loss on disposal of property, unrealized loss or realized gain on trading securities, and changes in operating assets and liabilities such as accounts receivable, inventories, advances to suppliers, bills payable, advances from customers, deposits from third-parties, accrued expenses and other current liabilities, prepaid expenses and other current assets, amount due to related parties and taxes payable.

Net cash used in operating activities was RMB109.3 million ($17.4 million) in 2011.  This was derived from net income of RMB67.1 million in that year, as primarily adjusted by (i) adding RMB211.8 million for decreased advances to suppliers for new vehicle purchase, (ii) deducting RMB169.5 million for increased inventories, (iii) deducting RMB147.7 million for leased vehicles held for sale, (iv) deducting RMB107.8 million for decreased taxes payable, (v) deducting RMB85.9 million for decreased deposits from third parties to us in return for the right to display our automobiles in those third parties’ premises, and (vi) adding RMB75.8 million as a result of our increased use of bills payable to pay for new vehicle purchases in 2011 as compared to the previous year.

Net cash provided by operating activities was RMB429.9 million in 2010.  This was derived from net income of RMB161.4 million in that year, as primarily adjusted by (i) deducting RMB143.6 million for increased advances to suppliers for new vehicle purchase in 2011 in response to our expansion strategy, (ii) adding RMB280.5 million as a result of our increased use of bills payable to pay for new vehicle purchases in 2010 as compared to the previous year, (iii) deducting RMB76.3 million for decreased deposits from third parties to us in return for the right to display one or more of our automobiles in those third parties’ premises, (iv) adding RMB104.3 million for increased VAT payables as a result of the increase of new vehicle sales in the last quarter of 2010 compared to the corresponding period of 2009, and (iv) adding RMB92.8 million for increased taxes payable, which was in line with the increase of our taxable income and the reclassification of certain unrecognized tax benefits as taxes payable in 2010.

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

Investing Activities.

Net cash used in investing activities was RMB554.0 million ($88.0 million) in 2011, primarily consisting of (i) prepayment of RMB173.0 million for business acquisition, (ii) prepayment of RMB131.3 million for long-term assets, (iii) investments of RMB108.2 million in new subsidiaries, and (iv) use of RMB85.8 million in the purchase of property and equipment.

Net cash provided by investing activities was RMB203.9 million in 2010, primarily consisting of a decrease of RMB227.9 million in amounts due from related parties.

Net cash used in investing activities was RMB131.3 million in 2009, primarily consisting of an increase of RMB121.2 million in amounts due from related parties and our use of RMB15.7 million in the purchase of new vehicles for customer test drive purposes.

Financing Activities.

Net cash provided by financing activities was RMB23.2 million ($3.7 million) in 2011, primarily resulting from an increase of RMB40.7 million by the netting of proceeds from short-term loans and repayments of short-term loans.

Net cash provided by financing activities was RMB97.2 million in 2010, primarily resulting from (i) a decrease of RMB84.4 million in short-term loans by the netting of proceeds from short-term loans and repayments of short-term loans, (ii) an increase of RMB444.3 million as a result of the proceeds from our private placement of ordinary shares and initial public offering, and (iii) a increase of RMB242.1 million in restricted cash due to our increased use of bills payable in 2010, thereby increasing the amount of restricted cash required to guarantee the outstanding bills payable.

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

We finance our inventory purchases primarily through short-term credit facilities from the financing arms of automobile manufacturers and a number of Chinese domestic banks.  Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from three to twelve months. Our short-term loans amounted to RMB325.5 million as of December 31, 2009, RMB241.1 million as of December 31, 2010 and RMB370.9 million ($58.9 million) as of December 31, 2011.  The interest rates for these short-term loans ranged from 4.83% to 8.54% for the year ended December 31, 2011.  Our short-term loans are (i) guaranteed by Mr. Hetong Guo, our ultimate controlling shareholder and other related parties, (ii) guaranteed by Mr. Hetong Guo and other related parties and secured by our property, equipment and land use rights or (iii) unsecured.  None of the short-term credit facilities or short-term loans subjects us to any restrictive covenants.  We expect our borrowings from the financial institutions are primarily short-term credit facilities.

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

Our capital expenditures mainly consist of purchases of new vehicles for customer test drive purposes in 2009 and 2010 and construction or acquisition of new dealerships and expansion of existing dealerships in 2011.  Our capital expenditures amounted to approximately RMB15.7 million, RMB12.5 million and RMB205.8 million ($32.7 million) for the years ended December 31, 2009, 2010 and 2011, respectively.  The increased level of capital expenditures in 2011 was mainly funded through proceeds of our initial public offering and cash flows from operations.  We expect to incur capital expenditures of over RMB30.0 million in 2012, which have been and will be used primarily to establish or acquire new dealerships.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our expected cash requirements for working capital and certain capital expenditure purposes in 2012.  We may consider additional financing to fund other capital expenditure needs.  We may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions.  We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our shareholders.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

E.                                    Off-Balance Sheet Commitments and Arrangements

As of March 31, 2012, we did not have any off-balance sheet commitments or arrangements.  We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	$	RMB	$	RMB	$	RMB	$	RMB	$
	(Amounts in thousands)
Short-term borrowings	370,883	58,927	370,883	58,927	—	—	—	—	—	—
Interest payable of short-term borrowings	23,845	3,789	23,845	3,789	—	—	—	—	—	—
Operating lease commitments	97,668	15,518	11,109	1,765	20,123	3,197	27,656	4,394	38,780	6,162
Total	492,396	78,234	405,837	64,481	20,123	3,197	27,656	4,394	38,780	6,162

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

Name	Age	Position/ Title
Hetong Guo	52	Founder and Chairman of Board of Directors
Min Xu	40	Director
Weimin Yin	40	Director
Chunsheng Zhou	45	Independent Director
Guojun Xing	53	Independent Director
Ganshun Li	57	Independent Director
Jianbin Luo	47	Independent Director
Jing Yang	38	Chief Executive Officer
Jianping Chen	38	Chief Financial Officer
Jiangyu Luo	47	Financial Controller

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

Ms. Jianping Chen has been the chief financial officer of our company since August 2011.  Prior to joining us, she served as chief financial officer of Dongsheng Pharmaceutical International Corp. from May 2010 to July 2011. Prior to that, Ms. Chen served as international finance manager and treasury manager at Prudential Financial from 2002 to 2010. From 1996 to 1999, she worked as business development manager or specialist at various enterprises in Shanghai.  Ms. Chen received a MBA degree from the Wharton School of the University of Pennsylvania in 2008, a master’s degree in Accounting from Iowa State University in 2001 and a bachelor’s degree in International Business from Huazhong University of Science and Technology in 1996. Ms. Chen is a Certified Public Accountant in the United States.

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

B.                                   Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2011, we paid aggregate cash compensation of RMB2.2 million (US$0.35 million) to our directors and executive officers.

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

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including the registering of such shares in our register of members.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.  A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind.  Our executive officers are appointed by our board of directors, typically for terms ranging from five to nine years.

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

D.                                    Employees

We employed 1149 people as of March 31, 2012.  We believe our relationship with our employees is favorable.  The following table sets forth the number of our employees categorized by our areas of operation as of March 31, 2012:

Number of Employees
Vehicle sales	242
Automobile repair and maintenance services	496
Customer service and marketing	104
Finance and treasury (including dealership cashiers)	98
Administrative	64
Senior management	15
Logistics, trainees and other	130
Total	1149

As required by PRC regulations, we participate in various mandatory employee benefit plans that are provided by municipal and provincial governments, including housing, pension, medical, unemployment benefits, personal injury insurance and maternity insurance plans.  We are required under these regulations to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.  The total amount of contributions we made to employee benefit plans for the year ended December 31, 2011 was approximately RMB 15.0 million ($2.4 million).

Our employees are not represented by any collective bargaining agreements or labor unions.  We have not experienced any labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule13(d)(3) of the Exchange Act, of our ordinary shares, as of March 31, 2012 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Hetong Guo(3)	29,931,293	50.8%
Weimin Yin(4)	6,029,523	10.29%
Min Xu	—	—
Chunsheng Zhou	—	—
Guojun Xing	—	—
Ganshun Li	—	—
Jianbin Luo	—	—
Jing Yang(5)	2,394,503	4.1%
Jianping Chen	—	—
Jiangyu Luo	—	—
Directors and executive officers as a group	38,355,319	65.1%
Principal Shareholders:
Hetong Guo(3)	29,931,293	50.8%
Newman Investments Limited(6)	6,029,523	10.2%

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

Transactions with Certain Directors, Shareholders and Affiliates

Mr. Hetong Guo, our founder, chairman and controlling shareholder, and Beijing Lentuo Ruitong Investment Co., Ltd., a company controlled by Mr. Guo, had borrowed from us interest-free loans for Mr. Guo’s personal investment purposes.  The largest outstanding amount of these loans since January 1, 2007 was RMB301.9 million.  The amount due from Mr. Hetong Guo and Beijing Lentuo Ruitong Investment Co., Ltd. was fully repaid to us prior to our initial public offering.

We advanced interest-free short-term loans to Beijing Lentuo Cultural Development Co., Ltd., Beijing Lentuo Tongda Co., Ltd. and Tonghe Advertising Co., Ltd., all controlled by Mr. Hetong Guo. The largest outstanding amount of these loans since January 1, 2007 was RMB92.4 million.  All of these short-term loans were fully repaid to us prior to our initial public offering.

In 2011, we engaged Lentuo Electromechanical, a company controlled by Mr. Hetong Guo, as our agent in pursuit of an acquisition opportunity.  In connection with this engagement, we provided a temporary funding in the amount of approximately RMB186.8 million ($29.7 million) to Lentuo Electromechanical in anticipation of the potential advance payment to the seller by Lentuo Electromechanical on our behalf.  When this acquisition opportunity failed to materialize, Lentuo Electromechanical promptly repaid the whole amount to us.  In 2011, we also received interest-free short-term loans of approximately RMB129.9 million ($20.6 million) from Lentuo Electromechanical in support of our operations, which have been repaid by us.

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

We are a holding company incorporated in the Cayman Islands.  In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC operating subsidiaries.  Certain payments from our PRC operating subsidiaries to us may be subject to PRC taxes, such as withholding income tax.  In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China.  Our PRC operating subsidiaries are required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory surplus reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary.  Such statutory reserves are not distributable as loans, advances or cash dividends.  Our PRC operating subsidiaries are also required to set aside a certain amount of its after-tax profits each year, if any, to fund a public welfare fund.  The specific size of the public welfare fund is at the discretion of the board of directors of the relevant entity.  These reserve funds can only be used for specific purposes and are not transferable to the company’s parent in the form of loans, advances or dividends.  See “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.”

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

	Market Price Per ADS
	High	Low
	($)	($)
Annual High and Low
Fiscal Year 2010 (from December 10, 2010)	8.5	7
Fiscal Year 2011	7.99	2.26
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2010 (from December 10, 2010)	8.5	7
First Fiscal Quarter of 2011	7.55	3.76
Second Fiscal Quarter of 2011	6.30	2.73
Third Fiscal Quarter of 2011	7.99	3.42
Fourth Fiscal Quarter of 2011	4.75	2.26
First Fiscal Quarter of 2012	4.58	2.53
Monthly Highs and Lows
December 2010 (from December 10, 2010)	8.5	7
January 2011	7.55	5.59
February 2011	7.21	4.97
March 2011	7.31	3.76
April 2011	5.57	3.05
May 2011	6.33	2.73
June 2011	5.71	4.50
July 2011	6.81	3.42
August 2011	7.99	4.84
September 2011	6.60	3.75
October 2011	4.75	2.82
November 2011	4.07	3.02
December 2011	3.23	2.26
January 2012	3.18	2.53
February 2012	4.58	2.98
March 2012	4.39	3.66

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

E.                                    Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.  There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands.  The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Lentuo International Inc. is a holding company incorporated in the Cayman Islands and Lentuo International Inc. gains substantial income by way of dividends from its PRC operating subsidiaries.  The EIT law and its implementation rules, both of which became effective on January 1, 2008, provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC operating subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

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

As the tax resident status of an enterprise is ultimately subject to determination by the PRC tax authorities, we acknowledge the uncertainties associated with such determination.  See “Item 3.D. Factors—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations” and “Factors—Risks Related to Our ADSs—Our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’“

U.S. Federal Income Taxation

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011, although this conclusion depends in part on complex factual determinations, some of which may be subject to interpretation.  However, as discussed below, we may become a PFIC for our current taxable year ending December 31, 2012 or a future taxable year.  Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future tax year.  A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC.  As a result, our PFIC status may change.  In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate.  If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares unless you make a special “mark-to-market” election, as discussed below.  In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.  We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F to be filed with the SEC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below.  Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution.  Under these special tax rules:

•                  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•                  the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in applicable U.S. Treasury regulations.  The ADSs are listed on the NYSE and, consequently, if you are a holder of ADSs we expect that the mark-to-market election would be available to you were we to be or become a PFIC.  However, were we to be or become a PFIC, mark-to-market election would not be available with respect to any subsidiary PFIC that you would be deemed to own. You may make a timely mark-to-market election by filing IRS Form 8621 with your original or amended U.S. federal income tax return for the first taxable year in which we are a PFIC and you hold ordinary shares by the due date of the return (including extensions).

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

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares, the reporting requirements applicable to you and the advisablity of making a mark-to-market election in your particular circumstances if we were to become a PFIC.

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

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions.  Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar.  Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.  Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

ITEM 12               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees paid by our ADS holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, 14/F, New York, New York, 10013. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Services	Rate

• Issuance of ADSs upon deposit of our ordinary shares (excluding issuances as a result of distributions described in paragraph (4) below)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued

• Delivery of deposited securities against surrender of ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered

• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held

• Depositary services	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

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

We received from the depositary a reimbursement of $169,982 for our expenses incurred in connection with the maintenance of the ADS program in the year ended December 31, 2011.  In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the maintenance of the ADSs program in the future

PART II

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

As of the date of this annual report, we have used all of the net proceeds received from our initial public offering to acquire and set up new dealerships.  None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15               CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

To address this material weakness, our company performed additional analyses and other quality assurance procedures to ensure that the company’s consolidated financial statements and other information included in this annual report were prepared in accordance with the U.S. GAAP and SEC reporting requirements.  Accordingly, management believes that the consolidated financial statements as well as other information included in this annual report fairly present in all material respects our business operations, financial position, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and or our Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, management conducted an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2011, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In connection with management’s assessment, as of December 31, 2011, the following material weakness in the company’s internal control over financial reporting existed:

•                            We did not have sufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements that led to a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied in certain areas including, but not limited to, leasing revenue recognition and business combination accounting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness described above could result in a material misstatement of the company’s annual consolidated financial statements that would not be prevented or detected.  Because of this material weakness, management has concluded that our internal control over financial reporting as of December 31, 2011 was not effective.

Plan for Remediation of Material Weakness

We have engaged in, and will continue to engage in, substantial efforts to address the material weakness in our internal control over financial reporting.  The audit committee of our company will continue to monitor the remediation plan to address the material weakness noted in prior periods.

To remediate the material weakness described above, the company has implemented or plans to implement the remedial measures described below.

•                  Hiring, and having allocated resources to hire, additional qualified financial and accounting personnel and improving the capabilities of existing financial reporting personnel through vigorous internal and external training and education in U.S. GAAP.

•                  Developing, communicating and implementing an accounting policy manual for our financial reporting personnel for recurring transactions and financial reporting closing processes and establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial statements and related disclosures.

•                  Enhancing monitoring controls over the application of U.S. GAAP accounting knowledge, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures by a senior accounting officer; establishing and executing robust evaluation, approval and supervision procedures for, and hiring experienced staff and third party advisers for due diligence and risk analysis of, business combination transactions.

•                  Increasing the level of interaction among our management, audit committee, independent registered public accounting firm and other external advisors.

Changes in Internal Controls

Except as described above in this Item 15, there were no other changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chunsheng Zhou qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F.  Each of the members of our audit committee satisfies the “independence” requirements of Section 303A of the NYSE Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.           CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents.  We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F.  We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated.  We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	1,465,900	6,585,128	2,900,000	460,764
Audit-related fees(2)	—	—	—	—
Tax fees(3)	—	200,000	—	—
All other fees(4)	—	—	—	—

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

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
Name: Hetong Guo
Title: Chairman

Date: April 30, 2012

LENTUO INTERNATIONAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Lentuo International Inc.

We have audited the accompanying consolidated balance sheets of Lentuo International Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lentuo International Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Shanghai, People’s Republic of China

April 30, 2012

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		December 31,
	Notes	2010	2011
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		801,850	161,393	25,643
Restricted cash	4	411,994	435,770	69,237
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2010 and 2011)	5	42,659	48,961	7,779
Inventories, net	6	276,179	516,256	82,025
Leased automobiles held for sale, net	7	—	147,749	23,475
Advances to suppliers		395,266	219,936	34,944
Prepaid expenses and other current assets	8	53,743	265,199	42,136
Amounts due from related parties	20	—	74,857	11,894
Deferred tax assets	19	4,061	6,062	963

Total current assets		1,985,752	1,876,183	298,096

Non-current assets:
Property and equipment, net	9	223,285	325,308	51,686
Land use rights, net	10	5,806	18,821	2,990
Intangible assets, net	11	—	135,067	21,460
Goodwill	12	—	73,634	11,699
Long term prepayments	13	—	137,750	21,886
Deferred tax assets	19	860	4,112	653

Total non-current assets		229,951	694,692	110,374

TOTAL ASSETS		2,215,703	2,570,875	408,470

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		December 31,
	Notes	2010	2011
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		1,948	12,568	1,996
Bills payable	14	690,100	889,158	141,273
Advances from customers	15	90,652	47,990	7,625
Deposits from third parties	16	85,856	—	—
Accrued expenses and other current liabilities	17	208,273	329,468	52,347
Amounts due to related parties	20	13,553	10,000	1,589
Unrecognized tax benefits	19	4,963	4,963	789
Taxes payable	19	142,852	33,562	5,332
Short-term loans	18	241,053	370,883	58,927

Total current liabilities		1,479,250	1,698,592	269,878

Non-current liabilities:
Deferred tax liabilities	19	—	39,193	6,227

Total non-current liabilities		—	39,193	6,227

TOTAL LIABILITIES		1,479,250	1,737,785	276,105

Commitments and contingencies	26	—	—	—

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2010 and 2011 Issued and outstanding —58,937,912 shares as of December 31, 2010 and 2011	21	4	4	1
Additional paid-in capital		469,761	469,761	74,638
Retained earnings		266,688	334,605	53,163

Total Lentuo International Inc. shareholders’ equity		736,453	804,370	127,802

Non-controlling interest		—	28,720	4,563

TOTAL SHAREHOLDERS’ EQUITY		736,453	833,090	132,365

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,215,703	2,570,875	408,470

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2009	2010	2011
		RMB	RMB	RMB	US$

Revenues:
Sales of automobiles		2,131,403	3,075,045	2,664,750	423,386
Automobile repair and maintenance services		203,083	274,076	333,755	53,028
Sales of leased automobiles		—	—	18,310	2,909
Other services		7,005	14,548	19,403	3,083

		2,341,491	3,363,669	3,036,218	482,406

Costs of goods sold:
Sales of automobiles		(1,975,497)	(2,883,938)	(2,540,668)	(403,671)
Automobile repair and maintenance services		(86,432)	(110,487)	(161,756)	(25,700)
Sales of leased automobiles		—	—	(17,330)	(2,753)
Other services		(234)	(1,177)	(2,802)	(445)

		(2,062,163)	(2,995,602)	(2,722,556)	(432,569)

Gross profit		279,328	368,067	313,662	49,837

Operating expenses:
Selling, marketing and distribution expenses		(38,774)	(52,173)	(91,438)	(14,528)
General and administrative expenses		(31,851)	(37,824)	(55,760)	(8,859)

Total operating expenses		(70,625)	(89,997)	(147,198)	(23,387)

Operating income		208,703	278,070	166,464	26,450

Interest income		2,392	1,102	3,182	506
Interest expenses	25	(33,288)	(53,832)	(61,560)	(9,781)
Exchange loss		—	(3,018)	(9,100)	(1,446)
Other income, net		1,394	2,144	1,407	224

Income before income tax expenses		179,201	224,466	100,393	15,953
Income tax expenses	19	(50,039)	(63,093)	(33,291)	(5,289)

Income from continuing operations		129,162	161,373	67,102	10,664

Loss from discontinued operations		(433)	—	—	—

Net income and comprehensive income		128,729	161,373	67,102	10,664

Net income and comprehensive income attributable to non-controlling interest		—	—	(815)	(129)

Net income and comprehensive income attributable to Lentuo International Inc. shareholders		128,729	161,373	67,917	10,793

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF

INCOME AND COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB	US$

Earnings per share:	22
Income from continuing operations		3.24	3.77	1.15	0.18
Loss from discontinued operations		(0.01)	—	—	—

Basic and diluted earnings per share		3.23	3.77	1.15	0.18

Weighted average ordinary shares outstanding:
Basic and diluted		39,908,389	42,727,446	58,937,912	58,937,912

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	128,729	161,373	67,102	10,664

Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	11,905	13,729	16,560	2,631
Deferred tax benefits	(80)	(4,456)	(5,679)	(903)
Amortization of land use rights	223	183	255	41
Amortization of intangible assets	—	—	1,547	246
Loss (gain) on disposal of property and equipment	188	(1,472)	(1,410)	(225)
Exchange loss	—	4,858	391	62
Write-off of accounts receivable	18	—	—	—
Realized gain on trading securities	(306)	—	—	—

Changes in operating assets and liabilities:
Accounts receivable	3,678	(26,724)	18,900	3,003
Inventories	(45,780)	14,119	(169,467)	(26,926)
Leased automobiles held for sale, net	—	—	(147,749)	(23,475)
Advances to suppliers	18,427	(143,634)	211,837	33,658
Prepaid expenses and other current assets	(6,652)	(2,314)	59,289	9,420
Accounts payable	6,306	(6,104)	7,067	1,122
Bills payable	(366,349)	280,516	75,767	12,038
Advances from customers	(13,175)	64,831	(45,617)	(7,248)
Deposits from third parties	60,779	(76,258)	(85,856)	(13,641)
Accrued expenses and other current liabilities	58,908	104,273	(4,407)	(700)
Unrecognized tax benefits	—	(44,562)	—	—
Taxes payable	50,082	92,770	(107,803)	(17,129)
Amounts due to related parties	167	(1,229)	—	—
Net cash provided by (used in) operating activities	(92,932)	429,899	(109,273)	(17,362)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15,652)	(12,531)	(85,770)	(13,627)
Prepayments for construction	—	—	(131,250)	(20,854)
Disposal of property and equipment	4,186	4,932	3,936	626
Disposal of trading securities	1,034	—	—	—
Disposal of an investment in an equity investee	398	—	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	(108,224)	(17,195)
Loans to third parties	—	(24,377)	(15,000)	(2,383)
Repayments of loans provided to third parties		21,480	—	—
Deposits to third parties	—	(27,100)	(26,117)	(4,150)
Repayments of deposits to third parties	—	—	21,100	3,353
Prepayments for business acquisition	—	—	(173,000)	(27,487)
Amounts due from related parties	(121,236)	227,913	(36,157)	(5,745)
Amounts due to related parties	—	13,553	(3,553)	(565)
Net cash provided by (used in) investing activities	(131,270)	203,870	(554,035)	(88,027)

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	796,833	781,380	823,222	130,797
Repayments of short-term loans	(680,301)	(865,787)	(782,556)	(124,336)
Amounts due to related parties	(21)	—	—	—
Deposits for short-term loans	(3,000)	(3,500)	—	—
Proceeds from issuance of ordinary shares	—	122,225	—	—
Proceeds from initial public offering	—	322,097	—	—
Payment of deferred initial public offering costs	(1,797)	(17,087)	(11,488)	(1,825)
Restricted cash	81,427	(242,107)	(5,936)	(943)
Net cash provided by financing activities	193,141	97,221	23,242	3,693

Effect of foreign exchange rate changes, net	—	(1,222)	(391)	(62)

Net increase (decrease) in cash and cash equivalents	(31,061)	729,768	(640,457)	(101,758)
Cash and cash equivalents, beginning of year	103,143	72,082	801,850	127,401

Cash and cash equivalents, end of year	72,082	801,850	161,393	25,643

Supplementary disclosure of cash flow information:
Interest expenses paid	20,560	28,986	39,627	6,296
Income tax expenses paid	36	19,210	149,561	23,763

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Retained earnings	Non- controlling interest	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2008	39,908,389	1	53,972	99,666	—	153,639

Additional paid-in capital upon establishment of the Company	—	—	1	—	—	1
Net income and comprehensive income	—	—	—	128,729	—	128,729
Balance at December 31, 2009	39,908,389	1	53,973	228,395	—	282,369

Issuance of ordinary shares	6,029,523	2	122,225	(2)	—	122,225
Issuance of ordinary shares upon initial public offering	13,000,000	1	293,563	—	—	293,564
Net income and comprehensive income	—	—	—	161,373	—	161,373
Distribution of assets to shareholders	—	—	—	(123,078)	—	(123,078)
Balance at December 31, 2010	58,937,912	4	469,761	266,688	—	736,453

Acquisition of subsidiaries	—	—	—	—	29,535	29,535
Net income and comprehensive income	—	—	—	67,917	(815)	67,102
Balance at December 31, 2011	58,937,912	4	469,761	334,605	28,720	833,090

Balance at December 31, 2011 (US$)		1	74,638	53,163	4,563	132,365

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION

Lentuo International Inc. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on September 9, 2009 and is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”).  The Company is principally engaged in the sale of new automobiles and the provision of automobile repair and maintenance services, and to a lesser extent, the provision of automobile leasing services (collectively, the “Automobile Business”). The sale of new automobiles and provision of automobile repair and maintenance services are provided through dealerships which operate under the terms of non-exclusive franchise agreements with specific automobile manufacturers. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its variable interest entities (“VIEs”) which are all located in Beijing, the PRC. The Company, its wholly-owned subsidiaries, VIEs, and subsidiaries of VIEs are hereafter referred to as the Group.

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

Reorganization Transactions

Mr. Hetong Guo (“Mr. Guo”), who owned a majority of the equity interest in the Company through his wholly-owned entity, Modern Cyber International Limited (British Virgin Islands), was the Company’s ultimate controlling shareholder at the time of the reorganization. Prior to the reorganization, the Group’s operations were conducted through Beijing Lentuo Electromechanical Group Co., Ltd. (“Lentuo Electromechanical”), an entity incorporated under the Company Law of the PRC on June 10, 1994, and through its eight wholly-owned subsidiaries (“Automobile Operating Entities”) which were all entities incorporated under the Company Law of the PRC. Lentuo Electromechanical has been controlled by Mr. Guo since its inception.

In preparation for its IPO, the following transactions were undertaken to reorganize the legal structure of the Group. The Company incorporated Lentuo Automobile Trading (Hong Kong) Co., Ltd. (“Lentuo Hong Kong”) and Beijing Anhui Wanxing Science & Technology Co., Ltd. (“Lentuo Beijing”) on September 25, 2009 and November 17, 2009, respectively. Lentuo Hong Kong and Lentuo Beijing have been wholly-owned subsidiaries of the Company since their inception. On January 28, 2010 and June 20, 2010, Lentuo Hong Kong and Lentuo Beijing entered into VIE Arrangements with Lentuo Electromechanical, as the shareholder of the Automobile Operating Entities, whereby Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over the Automobile Operating Entities through the ability to exercise all the rights of the Automobile Operating Entities’ shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of the Automobile Operating Entities.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

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

On November 6, 2009, Lentuo Tonghe Advertising Co., Ltd. (“Tonghe Advertising”), one of the Automobile Operating Entities, was sold to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets. The operating results of Tonghe Advertising have been presented as discontinued operations for the year ended December 31, 2009.

In January 2011, Lentuo Electromechanical, which was the previous shareholder of the PRC Subsidiaries, established a new entity, Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (“Tongda”), to operate an automobile dealership under brand of FAW-Volkswagen with registered capital of RMB10,000 (US$1,589). On April 8, 2011, the Company entered a series of contractual arrangements (“VIE agreements”) with Lentuo Electromechanical to obtain effective control over Tongda.  Thereafter, Tongda became one of the Company’s VIE subsidiaries.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

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

The following assets and liabilities of the consolidated VIEs and subsidiaries of VIEs were included in the accompanying consolidated financial statements of the Company as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	RMB	RMB	US$

Current assets	2,125,978	1,795,070	285,208
Non-current assets	233,909	624,198	99,175
Total assets	2,359,887	2,419,268	384,383

Current liabilities	2,035,415	2,002,381	318,146
Non-current liabilities	—	39,193	6,227
Total liabilities	2,035,415	2,041,574	324,373

Creditors of the consolidated VIEs and subsidiaries of VIEs have no recourse to the general credit of Lentuo Hong Kong, who is the primary beneficiary of the consolidated VIEs and subsidiaries of VIEs, and such amounts equaled to total liabilities of the consolidated VIEs and subsidiaries of VIEs presented above.

As at December 31, 2011, the following entities were included in the Company’s consolidated financial statements:

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

As at December 31, 2011, the Company consolidated the following VIEs:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. (“Yuantongqiao Toyota”)	August 25, 2004	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Tuozhan Industrial& Trading Development Co., Ltd. (“Tuozhan I&C”)	September 23, 1997	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Lentuo Chengxin Commercial & Trading Co., Ltd. (“Chengxin Commercial”)	February 7, 2002	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Aotong Automobile Trading Co., Ltd. (“Aotong”)	July 20, 2001	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Tuojiacheng Commercial & Trading Co., Ltd. (“Tuojiacheng”)	December 2, 1998	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (“Huitong”)	September 27, 2009	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (“Tongda”)	January 7, 2011	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Lentuo Automobile Lease Co., Ltd. (“Lentuo Lease”)	July 22, 2003	PRC	—	Provision of automobile leasing services

Beijing Tuozhan Automobile Repair Co., Ltd. (“Tuozhan Repair”)	May 16, 2003	PRC	—	Provision of automobile repair and maintenance services

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

In 2011, the Company consolidated the following subsidiaries that were acquired by the Company’s VIEs during 2011:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Tianjin Ruitai Automobile Sales Service Co., Ltd. (“Ruitai”)	December 25, 2007	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Tianjin Zhongbaotongda Commercial & Trading Co., Ltd. (“Zhongbaotongda”)	November 22, 2007	PRC	—	Investment holding company of Ruitai

Tianjin Boruiyingjie Commercial & Trading Co., Ltd. (“Boruiyingjie”)	October 29, 2007	PRC	—	Investment holding company of Ruitai

Beijing Hexinshuntong Automobile Sales Service Co., Ltd. (“Shuntong”)	September 16, 2009	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Huizhou Dazhong Automobile Sales Service Co., Ltd. (“Huizhou FAW-VW”)	November 2, 2000	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Wenling Yuchen Toyota Automobile Sales Service Co., Ltd. (“Yuchen”)	May 28, 2007	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)                       Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of VIEs for which a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances have been eliminated upon consolidation.

These consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)                       Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, estimation of rebates earned, allowance for doubtful accounts, inventory obsolescence, useful lives of long-lived assets and intangible assets, initial valuation of the assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and related goodwill, valuation allowance for deferred tax assets, deferred tax liabilities and uncertain tax positions and consolidation of VIEs and subsidiaries of VIEs. Actual results could differ significantly from those estimates.

(c)                        Foreign currency

The Company has determined its functional currency to be the Chinese Renminbi (“RMB”) while its subsidiaries, VIEs and subsidiaries of VIEs have determined their functional currency to be their respective local currencies based on the criteria of ASC topic 830 (“ASC 830”), Foreign Currency Matters. The Company’s subsidiaries, VIEs and subsidiaries of VIEs located in the PRC have determined their functional currency to be the RMB. The Company uses the RMB as its reporting currency.

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

(d)                       Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of readers of the financial statements and the translations of RMB into US$ have been made at the exchange rate of RMB6.2939 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2011. No representation is made that the RMB amounts could have been or could be converted into US$ at this rate.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                    Fair value of financial instruments (continued)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—    Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—    Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—    Unobservable inputs which are supported by little or no market activity.

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

The Group had no financial instruments measured at fair value as of December 31, 2010 and 2011.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)                           Leased automobiles held for sale

On December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing. Under these measures, the issuance of new license plates in Beijing is subject to an annual quota and will be implemented through a monthly lottery selection system. The legal title of automobiles cannot be transferred to customers who have not obtained a new license plate from the Beijing municipal government. To assist certain customers who are in the license plate lottery, the Group will enter into a renewable lease agreement to lease the automobile which the customer intends to purchase until such time the customer acquires a license plate. The customer makes an initial payment for the full sales price of the automobile, pays a nominal monthly fee, and will either take title to the automobile upon obtaining a license plate or return it for a refund of the then fair value of the automobile. During the period the automobile is under lease, it is classified in current assets as a leased automobile held for sale and is depreciated over the expected useful life of 10 years.

(j)                          Property and equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	40 years
Machinery	5 years
Office equipment	5 years
Motor vehicles	5 years

Expenditures for major additions or improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets. Expenditures for minor replacements, maintenance and repairs that do not improve or extend the lives of the assets are charged to expense when incurred. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of income and comprehensive income.

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

(k)                       Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)                       Business combinations

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The purchase method accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities, and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

(m)                   Intangible assets

Intangible assets are carried at cost less any accumulated amortization and recorded impairment.  Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization. These amortization methods reflect the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed. The intangible assets as of December 31, 2011 include customer relationships with an estimated useful life of 10 years, and dealership agreements which have an indefinite useful life. Customer relationships are amortized on a straight-line basis over their useful life.  The Company tests dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment.

(n)                       Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Company’s goodwill at December 31, 2011 was related to the acquisitions it made during 2011 (Note 3). In accordance with ASC topic 350 (“ASC 350”), Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                       Goodwill (continued)

In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined it has eleven reporting units.

As of December 31, 2011, the Company completed its annual impairment tests on goodwill that has arisen from the business combinations during 2011. The Company determined the fair value of the reporting units using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting units were based on five to eight years projections. Cash flow projections were based on past experience, actual operating results, and management’s best estimates about future developments as well as certain market assumptions.  Cash flows after the forecast period were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 14% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting units was higher than the carrying value, and as such, the Company was not required to complete the second step. As such, no impairment losses were recognized for December 31, 2011.

(o)                       Impairment of long-lived assets other than goodwill

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

(p)                   Revenue recognition

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)                       Revenue recognition (continued)

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

(iii)           Sales of leased automobiles

In connection with the limitations on license plates issued by the Beijing municipal government, certain customers first lease their vehicles from the group before taking title of their vehicles.  These customers are required to pay the full purchase price of the vehicles in cash as a deposit upon signing the lease. The Group initially records these deposits as deferred revenue. The revenue is subsequently recognized if and when the customer receives a license plate for the vehicle and elects to obtain the legal title of the vehicle from the Group. Persuasive evidence of the arrangement is evidenced by the sales agreement. Delivery of the title of the vehicle is evidence by the transfer of the legal title from the Group to customers. The purchase price is fixed or determinable because it is stipulated in the signed lease agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. Collectability has been established as the customer has paid full purchase price of the car in cash upon signing the lease agreement. Accordingly, revenue on leased automobile sales is recognized by the Group upon legal transfer of the automobile title to the customer which coincides with when all the conditions required for revenue recognition have been met.

(iv)     Other services

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)                       Revenue recognition (continued)

In accordance with ASC sub-topic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations, the Group acts as the principal in its automobile sales and repair and maintenance transactions with its customers. Accordingly, the Group records revenues from automobile sales and automobile repair and maintenance services on a gross basis. In all such arrangements, the Group contracts directly with its end customers, serves as the primary obligor, and assumes inventory risk.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the consolidated balance sheets. VAT amounted to RMB396,863, RMB569,351 and RMB512,859 (US$81,485) for the years ended December 31, 2009, 2010 and 2011, respectively. The Group recognized revenues net of VAT.

The Group is subject to business tax on the other services revenues earned in the PRC. The applicable rate of business tax is 5% of the revenue. Revenues derived from sales of automobiles and automobile repair and maintenance services are not subject to business tax. Business tax for the years ended December 31, 2009, 2010 and 2011 was RMB367, RMB2,046 and RMB2,430 (US$386), respectively. The Group recognized revenues net of business tax.

(q)                       Cost of goods sold

Cost of goods sold consists primarily of purchase costs of new automobiles net of rebates from automobile manufacturers (Note 2(h) and Note 6) and net carrying amounts of leased automobiles held for sale (Note 7). Cost of services consists of the cost of spare parts consumed, direct labor and materials, an allocation of indirect overhead expenses attributable to repair and maintenance services, and the 5% business tax for technology consulting and service fees charged by Lentuo Beijing to the VIEs.

(r)                          Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures included in sales, marketing and distribution expenses, amounted to RMB5,656, RMB9,256 and RMB37,629 (US$5,979) for the years ended December 31, 2009, 2010 and 2011, respectively.

(s)                         Income taxes

The Group follows the liability method of accounting for income. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group applies the provisions of ASC sub-topic 740-10 (“ASC 740-1”), Income Taxes: Overall, to account for uncertainties in income taxes. ASC 740-10 clarifies the accounting for uncertainties in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretation of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and the expiration of the statute of limitations. In future periods, these changes in facts and circumstances may require the Group to adjust the recognition and measurement estimates with regard to changes in individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to classify interests and penalties related to unrecognized tax benefits as interest expenses and other expenses, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)                          Comprehensive income

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

(u)                       Employee benefits

Full time employees of the Company’s subsidiaries, VIEs, and subsidiaries of VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries, VIEs and subsidiaries of VIEs have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,374, RMB12,526 and RMB14,951 (US$2,375) for the years ended December 31, 2009, 2010 and 2011, respectively.

(v)                       Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group. As a result, the Group has seven operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, GAC-Honda, Shanghai-Volkswagen and Chang An-Mazda.

The accounting policies used in the Group’s segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

(w)                     Earnings per share

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

(x)                       Leases

In accordance with ASC topic 840 (“ASC 840”), Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. On June 20, 2010, Lentuo Electromechanical entered into a capital lease arrangement for a building with Huitong whereby Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building at a nominal value at the end of the lease term. For the years ended December 31, 2009, 2010 and 2011, the Group recorded total rental expenses of RMB4,586, RMB6,379 and RMB8,253 (US$1,311), respectively, on its operating leases.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)                      Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (“IFRSs”) (“ASU 2011-04”).  The objective of this standard is to develop common fair value measurement and disclosure requirements under US GAAP and IFRS and improve their understandability. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income (“ASU 2011-05”).  The objective of this standard is to increase the prominence of items reported in other comprehensive income (“OCI”). ASU 2011-05 requires companies to present items of net income, items of OCI and total comprehensive income in either one continuous statement or two separate but consecutive statements. Companies will no longer be allowed to present OCI in the statement of stockholders’ equity. ASU 2011-05 also requires companies to display reclassification adjustments for each component of OCI in both net income and OCI and present the components of OCI in their interim and annual financial statements. Subsequently, in December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). This ASU defers the ASU 2011-05 requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements and the requirement to report reclassification adjustments in interim periods after December 15, 2011. The amendments in ASU 2011-05 and ASU 2011-12 should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-05 and ASU 2011-12 to have a material impact on its consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles -- Goodwill and Other (Topic 350), Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 is intended to simplify how entities test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group does not expect that the adoption of ASU 2011-08 will have a material impact to the Company’s consolidated financial statements.  The Company does not expect the adoption expect that the adoption of ASU 2011-08 will have a material impact to its consolidated financial statements.

3.                            BUSINESS COMBINATIONS

For the Group’s business expansion, the Company completed the following business combinations in 2011:

Acquisition of Shuntong

On July 27, 2011, Chengxin Commercial, a VIE of the Company, acquired from two independent individuals 100% equity interest in Shuntong with total cash consideration of RMB43,000 (US$6,832). Shuntong has operated an FAW-Mazda automobile dealership located in Beijing a since 2009.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.                            BUSINESS COMBINATIONS (CONTINUED)

Acquisition of Ruitai

On July 4, 2011, Chengxin Commercial and Yuantongqiao Toyota, two VIEs of the Company, acquired 100% interests of Zhongbaotongda and Boruiyingjie, respectively, with cash consideration of RMB16,000 (US$2,542)in total.  Zhongbaotongda and Boruiyingjie each held a 30% equity interest in Ruitai, which has operated a Honda automobile dealership located in Tianjin since 2008. The remaining 40% equity interests of Ruitai are held by Tianjin Tianwu Automobile Development Co., Ltd. (“Tianwu”). Through Zhongbaotongda and Boruiyingji, the Group indirectly holds a 60% equity interest in Ruitai. Chengxin Commercial obtained effective control of Ruitai and therefore the Group has accounted for this acquisition as a business combination.

Acquisition of Huizhou FAW-VW

On September 1, 2011, Tuozhan I&C, a VIE of the Company, acquired from two independent individuals 100% equity interest in Huizhou FAW-VW with total cash consideration of RMB89,000 (US$14,141). Huizhou FAW-VW has operated an FAW-Volkswagen automobile dealership located in Huizhou, Guangzhou Province since 2001.

Acquisition of Yuchen

On October 21, 2011, Yuantongqiao Tokoya, a VIE of the Company, acquired from two independent individuals 50% equity interest in Yuchen, with total cash consideration of RMB28,500 (US$4,528). Yuchen has operated a Toyota automobile dealership located in Wenling, Zhejiang Province, since 2007.  Yuantongqiao obtained effective control of Ruitai and therefore the Group has accounted for this acquisition as a business combination.

The Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of non-controlling interests, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the non-controlling interests as of the acquisition dates:

	Shuntong	Ruitai	Huizhou FAW-VW	Yuchen
	RMB	RMB	RMB	RMB

Total consideration	43,000	16,000	89,000	28,500

Current assets	161,549	58,903	20,680	115,086
Property and equipment	9,469	4,181	12,420	9,039
Intangible assets	30,000	25,600	49,200	31,800
Land use rights	—	—	13,500	—
Total identifiable assets acquired	201,018	88,684	95,800	155,925

Current liabilities	(159,944)	(71,126)	(23,874)	(114,463)
Deferred tax liabilities	(7,694)	(6,400)	(17,101)	(8,424)
Total liabilities assumed	(167,638)	(77,526)	(40,975)	(122,887)
Net identifiable assets acquired	33,380	11,158	54,825	33,038
Goodwill	9,620	14,104	34,175	15,735
Non-controlling interest	—	(9,262)	—	(20,273)
Net assets acquired	43,000	16,000	89,000	28,500

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.                            BUSINESS COMBINATIONS (CONTINUED)

The valuations used in the purchase price allocation described above were determined by the Group with the assistance of an independent third party valuation firm.

The Company has evaluated the fair value of the acquired intangible assets and has assigned the following value and the estimated useful life to those intangible assets: customer relationships of RMB31,200 (US$4,957) with a 10-year useful life and dealership agreements of RMB105,400 (US$16,746) with an indefinite useful life.

The goodwill which is not tax deductible is primarily attributable to synergies expected to be achieved from the acquisitions. As of December 31, 2011, there was no impairment included in the amount of goodwill resulting from these acquisitions.

The Group recognized RMB400 (US$64) of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2011.

The amount of revenue and net income (loss) of the acquired businesses included in the Group’s consolidated statements of comprehensive income from the acquisition date to December 31, 2011 are summarized as follows:

	Revenue		Net income/(loss)
	RMB	US$	RMB	US$

Shuntong	82,914	13,174	(697)	(111)
Ruitai	119,179	18,936	(763)	(121)
Huizhou FAW-VW	50,855	8,080	1,162	185
Yuchen	37,655	5,983	(1,020)	(162)

	290,603	46,173	(1,318)	(209)

The following unaudited pro forma consolidated financial information for the years ended December 31, 2010 and 2011 are presented as if the acquisitions had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated.

Unaudited pro forma consolidated statements of comprehensive income:

	For the years ended December 31,
	2010	2011
	RMB	RMB	US$

Revenue	4,010,309	3,474,470	552,038
Net income attributable to the Group	149,587	67,191	10,676

These amounts have been derived after applying the Company’s accounting policies and adjusting the results of the acquirees to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2010.

4.                            RESTRICTED CASH

As of December 31, 2010 and 2011, cash of RMB411,994 and RMB435,770 (US$69,237), respectively, was pledged to financial institutions as collateral for the Group’s bills payable (Note 14).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

5.                            ACCOUNTS RECEIVABLE

The Group generally requires full payment from its customers upon delivery of its automobiles or services, except for certain credit sales, mortgage loan sales and repair and maintenance services covered by insurance and automobile manufacturers’ warranty. The credit terms are generally one month to six months after the delivery of products or services. The Group does not offer extended payment terms and all accounts receivable are non-interest bearing. As of December 31, 2010 and 2011, all of the accounts receivable balances were within their credit terms.

6.                            INVENTORIES

Inventories are summarized as follows:

	December 31,
	2010	2011
	RMB	RMB	US$

New motor vehicles	263,880	489,707	77,807
Spare parts and accessories	12,299	26,549	4,218

	276,179	516,256	82,025

No inventory obsolescence provision was recognized as of December 31, 2010 and 2011.

As of December 31, 2010 and 2011, cost of inventories was reduced by RMB19,452 and nil, respectively, for rebates received from automobile manufacturers related to motor vehicles purchased but still held by the Group at the balance sheet date. For the years ended December 31, 2009, 2010 and 2011, cost of goods sold was reduced by RMB144,771, RMB194,166 and RMB96,631 (US$15,353), respectively, for rebates received from automobile manufacturers related to motor vehicles purchased and sold during the reporting period.

7.                            LEASED AUTOMOBILES HELD FOR SALE

Leased automobiles held for sale consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Leased automobiles held for sale
Opening balance	—	—	—
Additions	—	168,311	26,742
Sales	—	(18,311)	(2,909)
Ending balance	—	150,000	23,833

Less: accumulated depreciation	—	(2,251)	(358)

Leased automobiles held for sale, net	—	147,749	23,475

Depreciation expense was nil and RMB2,586 (US$411) for the years ended December 31, 2010 and 2011, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

8.                            PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2010	2011
		RMB	RMB	US$

Prepaid expenses		1,598	5,516	876
Deposits	(a)	40,990	210,498	33,445
Staff advances		4,126	6,330	1,006
Subsidies receivable	(b)	5,103	8,104	1,288
Loans to third parties		—	22,400	3,558
Prepaid advertising fees		—	9,000	1,430
Others		1,926	3,351	533

		53,743	265,199	42,136

(a)         Deposits as of December 31, 2011 consist primarily of rental deposits, investment deposits and other miscellaneous deposits. A deposit of RMB173,000 (US$27,487) was in connection with a potential acquisition of an equity interest in an automobile dealership. The deposit will be refunded if the acquisition is not completed. A further RMB32,117 (US$5,103) deposit was placed with a supplier in connection with a bidding process for the construction of new exhibit halls.

(b)         As of December 31, 2011, subsidies receivable represents receivables due in connection with the PRC government’s promotion of energy-efficient vehicles and an automobile manufacturers’ promotion of an automobile insurance program.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.                          PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Buildings	235,044	330,802	52,559
Machinery	12,274	18,411	2,925
Office equipment	8,195	14,394	2,287
Motor vehicles	38,145	56,938	9,047
	293,658	420,545	66,818
Less: accumulated depreciation	(71,787)	(95,237)	(15,132)

Property and equipment, net	221,871	325,308	51,686

Construction in progress	1,414	—	—

Total	223,285	325,308	51,686

Depreciation expenses were RMB11,905, RMB13,729 and RMB16,560 (US$2,631) for the years ended December 31, 2009, 2010 and 2011, respectively.

Depreciation expenses have been reported in the following accounts:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Cost of goods sold	167	5,179	5,669	901
Selling, marketing and distribution expenses	11,202	6,968	5,917	940
General and administrative expenses	536	1,582	4,974	790

	11,905	13,729	16,560	2,631

As of December 31, 2010 and 2011, short-term loans amounting to RMB159,827 and RMB158,590 (US$25,197) were secured by the pledge of buildings of the Group with an aggregate net carrying value of RMB47,082 and RMB45,725 (US$7,265).

As of December 31, 2010 and 2011, the Group has not obtained the ownership certificates related to certain buildings with a carrying value of RMB132,789 and RMB140,929 (US$22,391), respectively.

10.                     LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Land use rights	6,939	20,959	3,330
Less: accumulated amortization	(1,133)	(2,138)	(340)

Land use rights, net	5,806	18,821	2,990

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

10.                     LAND USE RIGHTS (CONTINUED)

As of December 31, 2010 and 2011, short-term loans amounting to RMB159,827 and RMB158,590 (US$25,197) were secured by the pledge of land use rights of the Group with an aggregate net carrying value of RMB5,806 and RMB5,663 (US$900).

Amortization expenses were RMB223, RMB183 and RMB255 (US$41) for the years ended December 31, 2009, 2010 and 2011, respectively. For each of the five succeeding years starting from January 1, 2012, the annual amortization expense of the land use rights is estimated to be RMB566 (US$90).

11.                     INTANGIBLE ASSETS

Intangibles assets consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Customer relationships	—	31,200	4,957
Less: accumulated amortization	—	(1,533)	(243)

Customer relationships, net	—	29,667	4,714

Dealership agreements	—	105,400	16,746

Intangible assets, net	—	135,067	21,460

The customer relationship intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives over 10 years. The dealership agreement intangible assets have been assigned an indefinite useful life, and therefore are not amortized.  The Company tests dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment. Amortization expenses were approximately RMB1,533 (US$243) for the year ended December 31, 2011.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB
Customer relationships	3,120	3,120	3,120	3,120	3,120

Management is of the opinion that no provision for impairment of dealership agreements assets is required as at the balance sheet date.

12.                     GOODWILL

Goodwill consists of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Acquisition of Shuntong	—	9,620	1,528
Acquisition of Ruitai	—	14,104	2,241
Acquisition of Huizhou FAW-VW	—	34,175	5,430
Acquisition of Yuchen	—	15,735	2,500

	—	73,634	11,699

As of December 31, 2011, the Company assessed impairment on its goodwill derived from the acquisitions of Shuntong, Ruitai, Huizhou FAW-VW, and Yuchen. No impairment loss was recognized.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.                     LONG-TERM PREPAYMENTS

Long-term prepayments primarily consist of (i) prepayments of RMB120,000 (US$19,066) for the construction cost of automobile dealerships; (ii) prepayments for the capital injection of RMB11,250 (US$1,787) for 2.25% equity interest of Beijng Xinan Vehicle Insurance Company Limited (“Xinan”), an insurance company that is in process of being established; and (iii) a deposit of RMB6,500 (US$1,033) placed with Toyota Financing Corporation as a guarantee for financing granted on market terms to the Group by Toyota Financing Corporation.

14.                     BILLS PAYABLE

Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such case, the Group may be required to pay the financial institution an interest charge. The Group has utilized bills payable to settle amounts owed to its automobile suppliers. Bills payable are secured by the Group’s restricted cash.

15.                     ADVANCES FROM CUSTOMERS

Advances from customers represent cash payments received from customers in advance of the delivery of new automobiles or repair and maintenance services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest -bearing and refundable if the Group fails to perform.

16.                     DEPOSITS FROM THIRD PARTIES

Certain third-party companies that produce automobile accessories and after-market automobile products paid cash security deposits to the Group in return for the right to display one or more of the Group’s automobiles in those third parties’ premises. Title and ownership of these automobiles remain with the Group and the automobiles are strictly limited for display purposes only and not for any other use. Deposits from third parties are interest-free and repayable by the Group in six months or less upon the return of the automobiles. The Group also has the sole right to demand return of its automobiles held by the third parties at any time by returning the deposit in full. Inventories amounting to RMB64,470 and nil were subject to cash security deposit arrangements with third parties as of December 31, 2010 and 2011, respectively.

17.                     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

VAT payable	121,556	84,913	13,491
Other taxes payable	9,813	18,333	2,913
Interest on late tax payments	39,042	52,950	8,413
Staff costs payable	20,353	23,821	3,785
Deposits from leased automobiles held for sale	—	127,342	20,233
Accrued rental expenses	—	6,302	1,001
Loans from third parties	—	7,251	1,152
Other accrued expenses	6,021	8,556	1,359

	208,273	329,468	52,347

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.                     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (CONTINUED)

Deposits from leased automobiles held for sale of RMB127,342 (US$20,233) at December 31, 2011 represented cash received from customers who participated in the vehicle leasing program with the Group. The deposit received is equal to the total vehicle purchase price.  If the customer opts to purchase the car, the initial deposit will be recognized as revenue.  If the customer returns the vehicle at the end of the lease term, the deposit will be refunded to the customer for the residual value of the vehicle as of the date of return.

18.                     SHORT-TERM LOANS

Short-term loans consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Guaranteed	70,000	148,120	23,534
Guaranteed and secured	159,827	158,590	25,197
Unsecured	11,226	64,173	10,196

Total	241,053	370,883	58,927

The Group’s short-term loans are RMB-denominated loans obtained from banks and other financial institutions with interest rates ranging from 4.46% to 5.85% per annual and 4.83% to 8.54% per annual for the years ended December 31, 2010 and 2011, respectively. The weighted average interest rate on short-term loans outstanding was 5.60% and 6.99% per annual as of December 31, 2010 and 2011, respectively. The short-term loans are repayable between January 2012 and October 2012.

Short-term loans amounting to RMB70,000 and RMB30,000 (US$4,767) as of December 31, 2010 and 2011, respectively, were guaranteed by Mr. Guo, the ultimate controlling shareholder of the Group, Donglv Liang, a relative of Mr. Guo, and Lentuo Electromechanical, a company controlled by Mr. Guo (collectively the “Loan Guarantors”). Short-term loans amounting to RMB50,000 (US$7,944) as of December 31, 2011 were guaranteed by Lentuo Electromechanical. Short-term loans amounting to RMB35,000 (US$5,561) as of December 31, 2011 were guaranteed by Tianjin Haowu Automible Trading Co., Ltd. (“Haowu”), the holding company of the non-controlling shareholder of Ruitai. Short-term loans amounting to RMB6,620 (US$1,052) as of December 31, 2011 were guaranteed by Mr. Yingjie Wang and Mr. Fuli Guo, non-controlling shareholders of Yuchen. The Group did not incur any fees to obtain such guarantees.

Short-term loans amounting to RMB159,827 and RMB158,590 (US$25,197) as of December 31, 2010 and 2011, respectively, were guaranteed by the Loan Guarantors and secured by the property and equipment of the Group (Note 9), the land use rights of the Group (Note 10) and Lentuo Electromechanical’s property and equipment and land use rights (Note 20).

Interest expenses on short-term loans were RMB16,941, RMB21,434 and RMB23,704 (US$3,766) for the years ended December 31, 2009, 2010 and 2011, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.                     INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Lentuo Hong Kong is subject to Hong Kong corporate income tax at a rate of 16.5% on the assessable profits arising in Hong Kong. For the years ended December 31, 2009, 2010 and 2011, Lentuo Hong Kong had no provision for income taxes, as it had no assessable profits during these years.

PRC

Pursuant to the PRC Corporate Income Tax Law and relevant regulations (the “CIT Law”), the Company’s subsidiaries, VIEs and subsidiaries of VIEs located in the PRC were generally subject to enterprise income taxes (“CIT”) at a statutory rate of 25%.  The Group has minimal operations in jurisdictions outside the PRC.

Under the CIT Law, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

Moreover, the CIT Law treats enterprises established outside the PRC with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income commencing on January 1, 2008. As of December 31, 2011, the Company has not accrued for PRC tax on this basis as the Group’s non-PRC entities had zero assessable profits for the years after January 1, 2008. The Company will continue to monitor its tax status with regard to the PRC tax resident enterprise regulation.

Income (loss) before income taxes consists of:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

PRC	179,204	226,326	107,299	17,049
Non-PRC	(3)	(1,860)	(6,906)	(1,096)
	179,201	224,466	100,393	15,953

Income tax expenses consist of the following:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Current income tax expenses	50,119	67,549	38,970	6,192
Deferred income tax benefits	(80)	(4,456)	(5,679)	(903)
	50,039	63,093	33,291	5,289

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.                     INCOME TAXES (CONTINUED)

A reconciliation of the income tax computed at the statutory income tax rate of 25% applicable to PRC operations to income tax expense is as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Income tax computed at PRC statutory tax rate	44,800	56,117	25,098	3,987
Non-deductible expenses	4,870	5,810	5,697	905
International tax rate difference	360	772	974	155
Changes in the valuation allowance	9	394	1,522	242
	50,039	63,093	33,291	5,289

Effective tax rate	28%	28%	33%	33%

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2010	2011
	RMB	RMB	US$
Deferred tax assets:
Current
Accrued expenses	2,012	3,044	483
Unpaid staff costs	2,049	3,018	480
Total current deferred tax assets	4,061	6,062	963
Non-current
Depreciation of property and equipment	860	692	110
Net operating loss carry forwards	612	9,439	1,500
Valuation allowance	(612)	(6,019)	(957)
Total non-current deferred tax assets	860	4,112	653
Total deferred tax assets	4,921	10,174	1,616

Deferred tax liabilities:
Non-current
Intangible assets	—	33,767	5,365
Land use rights	—	2,636	419
Property and equipment	—	2,790	443
Total deferred tax liabilities	—	39,193	6,227

Net deferred tax assets (liabilities)	4,921	(29,019)	(4,611)

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it as determined by management that more likely than not to be realized in future years. The Group recorded a full valuation allowance against deferred tax assets that are more-likely-than-not will not be realized in future years as of December 31, 2011.

As of December 31, 2011, the Group has net tax operating losses from its PRC VIEs and subsidiaries of VIEs of approximately RMB33,542 (US$5,329), which will start to expire in 2015.

As of December 31, 2010 and 2011, deferred tax liabilities have not been provided on undistributed earnings of the Company’s foreign subsidiaries, VIEs and subsidiaries of VIEs which are located in the PRC as the Company intends to indefinitely reinvest such earnings into its subsidiaries, VIEs and subsidiaries of VIEs located in the PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.                     INCOME TAXES (CONTINUED)

Unrecognized tax benefits

As of December 31, 2010 and 2011, the Group recorded unrecognized tax benefits of RMB4,963 and RMB4,963 (US$789), respectively. The unrecognized tax benefits are related to uncertain tax positions claimed in the VIEs’ 2007 and 2008 PRC tax returns, specifically with regard to understated revenues associated with invoicing for new automobiles sales and overstated costs of goods sold associated with the receipt of automobiles manufacturers’ purchase rebates. In May 2010, the VIEs re-filed their tax returns with the relevant tax authorities to report the understated revenues and overstated costs of goods sold for the years ended December 31, 2007 and 2008. In addition, the Group agreed with the relevant tax authorities to settle the years 2007 and 2008 tax liabilities totaling RMB47,402 by December 30, 2011. As a result, the amount of unrecognized tax benefit as of December 31, 2009 was reduced by approximately RMB77,648, including scheduled cash payment for unpaid taxes of RMB47,402 and foregone originally filed tax losses of RMB30,246. Thus, the remaining unrecognized tax benefits of RMB4,963 (US$789) as of December 31, 2010 comprised of RMB2,123 from the remaining unrecognized tax benefits for the years ended December 31, 2007 and 2008 and RMB2,840 related to unrecognized tax benefits claimed on the 2009 income tax return. No additional unrecognized tax benefit was recorded in 2011. It is possible that the amount of uncertain tax positions will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized will impact the effective tax rate.

A roll-forward of accrued unrecognized tax benefits is as follows:

	December 31,
	2010	2011
	RMB	RMB	US$

Balance — beginning of year	79,771	4,963	789
Additions based on tax positions claimed in the 2009 income tax return	2,840	—	—
Reduction for settlement of tax positions for years 2007 and 2008	(77,648)	—	—
Balance — end of year	4,963	4,963	789

For the years ended December 31, 2009, 2010 and 2011, the Group recorded interest expenses related to its uncertain tax position of RMB7,368, RMB906 and RMB906 (US$144), respectively. For the years ended December 31, 2009, 2010 and 2011, no penalty was recorded. As of December 31, 2011, the tax years ended December 31, 2006 through 2011 for the Group’s PRC subsidiaries and VIEs remains open for statutory examination by the PRC tax authorities.

20.                     RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years are as follows:

Name of related parties	Relationship with the Group

Mr. Guo	The ultimate controlling shareholder of the Company
Lentuo Electromechanical	A company controlled by Mr. Guo
Lentuo Second-hand Motor Vehicle Co., Ltd.	A company controlled by Mr. Guo
Jiahe Tongda Advertising Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Tongda Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Cultural Development Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Ruitong Investment Co., Ltd.	A company controlled by Mr. Guo
Tonghe Advertising Co., Ltd.	A company controlled by Mr. Guo
Beijing Weitzman Vehicle Co., Ltd.	A company significantly influenced by Mr. Guo
Chuanxin Sun	A shareholder of the Company
Mr. Yingjie Wang	Non-controlling shareholder of Yuchen
Mr. Fuli Guo	Non-controlling shareholder of Yuchen
Haowu	The holding company of non-controlling shareholder of Ruitai

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.                     RELATED PARTY TRANSACTIONS (CONTINUED)

The Group had the following related party transactions for the years ended December 31, 2009, 2010 and 2011:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Short-term loans to related parties:
Mr. Guo	116,866	250,669	—	—
Chuanxin Sun	150	251	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	2,350	50,488	—	—
	119,366	301,408	—	—

Repayments of short-term loans to related parties:
Mr. Guo	—	528,774	—	—
Chuanxin Sun	—	442	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	—	74,262	—	—
	—	603,478	—	—

Temporary funding to related parties:
Lentuo Electromechanical	—	—	186,805	29,680
Mr. Fuli Guo	—	—	720	114
Haowu	—	—	35,437	5,631
Beijing Lentuo Cultural Development Co., Ltd.	1,000	18,731	—	—
Beijing Weitzman Vehicle Co., Ltd.	1,000	—	—	—
Beijing Lentuo Tongda Co., Ltd.	—	25,136	—	—
Tonghe Advertising Co., Ltd.	—	62,496	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	4,171	—	—
	2,000	110,534	222,962	35,4245

Repayments of temporary funding to related parties:
Lentuo Electromechanical	—	—	186,805	29,680
Beijing Lentuo Cultural Development Co., Ltd.	—	20,716	—	—
Beijing Weitzman Vehicle Co., Ltd.	—	4,030	—	—
Beijing Lentuo Tongda Co., Ltd.	—	25,136	—	—
Tonghe Advertising Co., Ltd.	—	62,496	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	4,171	—	—
	—	116,549	186,805	29,680

Temporary funding from related parties:
Mr. Guo	—	13,553	—	—
Lentuo Electromechanical			129,935	20,644
Beijing Lentuo Ruitong Investment Co., Ltd.	—	433	—	—

	—	13,986	129,935	20,644

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.                     RELATED PARTY TRANSACTIONS (CONTINUED)

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Repayments of temporary funding from related parties:
Mr. Guo	—	—	13,553	2,153
Lentuo Electromechanical	—	—	119,935	19,056
Beijing Lentuo Tongda Co., Ltd.	—	1,038	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	—	433	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	—	191	—	—

	—	1,662	133,488	21,209

Distribution of assets to shareholders:
Mr. Guo	—	123,078	—	—

On November 6, 2009, Tonghe Advertising, one of the Automobile Operating Entities, was sold to Mr. Guo in return for cash consideration amounting to RMB4,293, which equaled the carrying value of its net assets.

The Group had the following related party balances as of December 31, 2010 and 2011:

	December 31,
	2010	2011
	RMB	RMB	US$

Amounts due from related parties:
Mr. Yingjie Wang		2,000	318
Mr. Fuli Guo	—	37,787	6,004
Haowu	—	35,070	5,572

	—	74,857	11,894

Amounts due to related parties:
Lentuo Electromechanical		10,000	1,589
Mr. Guo	13,553	—	—

	13,553	10,000	1,589

Amounts due to Mr. Guo as of December 31, 2010 represented unsecured interest-free loans granted by Mr. Guo to the Group, which were fully repaid in 2011. Amounts due from non-controlling shareholders of Yuchen and Haowu as of December 31, 2011 represented unsecured interest-free loans granted by the Group directly or indirectly to its non-controlling shareholder.

The average balance due from related parties for the years ended December 31, 2009, 2010 and 2011 was RMB247,467, RMB154,043 and RMB 37,429 (US$5,947), respectively and the average balance due to related parties for the years ended December 31, 2009, 2010 and 2011 was RMB1,156, RMB7,391 and RMB11,777 (US$ 1,871 ), respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.                     RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2011, certain short-term loans of the Group were guaranteed by or secured by the related parties as described in Note 18.

As of December 31, 2011, the short-term loan of Lentuo Electromechanical amounted to RMB209,350 (US$33,262) was guaranteed by the Group.

21.                     SHARE CAPITAL

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.                     SHARE CAPITAL (CONTINUED)

As of December 31, 2010 and 2011, 58,937,912 ordinary shares were issued and outstanding.

The Group has not paid or declared any dividends on ordinary shares to date. The payment of dividends in the future will be contingent upon the Group’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the completion of a business combination. The payment of dividends will be subject to the discretion of the Group’s board of directors and subject to the requirements of Cayman Islands’ laws.

22.                     EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2009, 2010 and 2011 were calculated as follows:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Numerator for basic and diluted earnings per share:
Income from continuing operations	129,162	161,373	67,917	10,791
Loss from discontinued operations	(433)	—	—	—

Net income and comprehensive income	128,729	161,373	67,917	10,791

Denominator for basic and diluted earnings per share:
Number of ordinary shares outstanding, opening	10,000,000	10,000,000	58,937,912
Retroactive adjustment for bonus element in rights offering on October 29, 2010 (Note 21)	29,908,389	31,567,302	—
Weighted average number of ordinary shares issued on August 20, 2010 (1,510,841 shares)	—	554,665	—
Weighted average number of ordinary shares issued on December 15, 2010 (13,000,000 shares)	—	605,479	—
Weighted average number of ordinary shares outstanding	39,908,389	42,727,446	58,937,912

Basic and diluted earnings per share:
Income from continuing operations	3.24	3.77	1.15	0.18
Loss from discontinued operations	(0.01)	—	—	—

Net income attributable to ordinary shareholders	3.23	3.77	1.15	0.18

The Group does not have any securities outstanding which could potentially dilute basic earnings per share for the years ended December 31, 2009, 2010 and 2011.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

23.                     STATUTORY RESERVES

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions from its PRC subsidiaries, VIEs and subsidiaries of VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiary, VIEs and subsidiaries of VIEs.

In accordance with the Law of the People’s Republic of China on Foreign Invested Enterprises (“FIE”) and the Company’s articles of association, an FIE established in the PRC is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A wholly-foreign owned invested enterprise (“WFOE”) is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A non-wholly-owned foreign invested enterprise is permitted to provide all the above allocation of annual after-tax profit at the discretion of its board of directors, except for the general reserve fund which has the same requirement as for a WFOE. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Lentuo Beijing, established as a WFOE, is therefore subject to the above mandated restrictions on distributable profits.

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

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as a general reserve fund, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of the Company’s PRC subsidiary and the net assets of the VIEs and their subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB470,527 and RMB670,632 (US$106,553) as of December 31, 2010 and 2011, respectively. No dividend appropriations were made for the years ended December 31, 2009, 2010 and 2011.

24.                     CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, advances to suppliers and amounts due from related parties. As of December 31, 2010 and 2011, all of the Group’s cash and cash equivalents were managed by financial institutions which management believes are of high credit quality.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.                     CONCENTRATION OF RISKS (CONTINUED)

Concentration of credit risk (continued)

Advances to suppliers are typically unsecured and arise from deposits paid in advance for purchases of inventories from suppliers based in the PRC. As a percentage of total advances, the top six suppliers accounted for 99.9% and 95.5% as of December 31, 2010 and 2011, respectively.

	December 31,
	2010	2011
	RMB	RMB	US$

Shanghai Volkswagen Automobile Selling Co., Ltd.	82,864	42,088	6,687
FAW-Mazda Automobile Sales Co., Ltd.	35,217	13,845	2,200
FAW-VW Automobile Sales Co., Ltd.	247,123	123,837	19,676
Chang An Ford Mazda Automobile Co., Ltd.	6,634	703	112
FAW-Toyota Automobile Sales Co., Ltd.	3,312	21,692	3,447
GAC Honda Automobile Co., Ltd.	—	7,796	1,239

	395,150	209,961	33,361

Total advances	395,266	219,936	34,944

Percentage of advances to top six suppliers to total advances	99.9%	95.5%	95.5%

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

Concentration of suppliers

A significant portion of the Group’s inventories is sourced from six largest suppliers who collectively accounted for RMB2,078,756, RMB3,039,553 and RMB2,721,918 (US$432,469) for the years ended December 31, 2009, 2010 and 2011, respectively, of the total inventory purchases. Any disruption in the supply of inventories to the Group from these suppliers may adversely affect the Group’s business, financial condition and results of operations.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.                     CONCENTRATION OF RISKS (CONTINUED)

Concentration of suppliers (continued)

The typical automobile franchise agreement specifies the area within which the dealer has the right and obligation to sell the manufacturer’s automobiles and related parts and products and to perform certain approved services. The franchise agreements, together with manufacturers’ dealership manuals, service manuals and operating standards that are referenced in such franchise agreements, typically contain provisions and standards relating to the achievement of certain sales and customer satisfaction targets; inventories of new vehicles and manufacturer replacement parts; the maintenance of necessary net working capital; facilities and placement of signage; procedures for inspection, testing and evaluation by the manufacturer; advertising, marketing, deposit and warranty practices; products authorized to be offered to customers; after-sales services; data sharing regarding market trends and customer statistics; dealership management; personnel training; information systems; and dealer’s monthly and annual sales and financial reporting to the manufacturer.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 0.1%, 3.3% and 4.9% in the years ended December 31, 2009, 2010 and 2011, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.                     CONCENTRATION OF RISKS (CONTINUED)

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

Land use rights and building ownership certification risk

The Group has not obtained land use rights and building ownership certificates for some of the properties the VIEs and subsidiaries of VIEs occupy. Aotong and Shuntong each leased a parcel of land from third parties for a term of 20 years starting from July 1, 2003 and for a term of 10 years starting from September 15, 2010, respectively, and constructed the facilities for their automobile dealerships on such lands.  These parcels of land are part of larger parcels of land that are covered by a single land use right certificate and do not have a separate land use right certificate. Due to this lack of a land use right certificate and the fact that Aotong and Shuntong hold such land through leases, Aotong and Shuntong are not permitted to apply for building ownership certificates for the facilities constructed on the land and their property rights to such facilities may be limited.

In addition, Tuozhan I&C, Yuantongqiao Toyota, Tuojiacheng, Huitong, Tongda and Ruitai have all sub-leased the respective parcels of land on which they constructed facilities to operate their current businesses.  All such land is classified as collectively-owned rural land under PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land.  Under PRC law, collectively-owned rural land may not be used for commercial purposes unless it is converted into state-owned land and the VIEs and subsidiaries of VIEs may be required to move out of such collectively-owned rural land.  Under relevant lease and sublease agreements, the economic collectives who own the land are obligated to provide necessary assistance for the conversion of the land into state-owned land and to provide another comparable parcel of land for the VIEs’ business and operation and compensate for losses in connection with relocation in the event the VIEs and subsidiaries of VIEs are required to move out of the land.  If the land is not converted into state-owned land, the economic collectives or the third party fails to perform their obligations under the lease or sublease agreements, or the lease and sublease agreements are deemed unenforceable, the Group’s business, financial condition and results of operations could be materially and adversely affected.

25.                    INTEREST EXPENSES

Interest expenses consist of the following:

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Interest on short-term loans	16,941	21,434	23,704	3,767
Interest on bills payable	1,011	7,552	15,923	2,530
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	12,728	20,909	16,971	2,696
Bank charges	2,608	3,937	4,962	788

	33,288	53,832	61,560	9,781

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

26.                     COMMITMENTS AND CONTINGENCIES

(a)                       Operating lease commitments

As of December 31, 2011, the Group had minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

	December 31, 2011
	RMB	US$

2012	11,109	1,765
2013	10,107	1,616
2014	9,953	1,581
2015	9,602	1,526
Thereafter	56,834	9,030

	97,668	15,518

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b)        Variable interest entity structure

The Group has nine VIEs and six subsidiaries of the VIEs as of December 31, 2011. In the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

(c)                        Income taxes

As of December 31, 2011, the Group recorded RMB4,963 (US$789) of unrecognized tax benefits (Note 19). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws.. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty associated with these tax uncertainties.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.                     SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with ASC 280-10, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group.  As a result, the Group operates and manages its business as seven operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, FAW-Toyota, Shanghai-Volkswagen, GAC-Honda and Chang An-Mazda. The chief operating decision maker uses income or loss from continuing operations to evaluate the performance of each reportable segment.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.          SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2010 is as follows:

	Audi	FAW- Volkswagen	FAW-Mazda	Toyota	Shanghai- Volkswagen	Chang An- Mazda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues

Sales of automobiles	937,043	719,370	479,549	324,943	439,402	174,738	—	—	3,075,045

Automobile repair and maintenance services	120,335	33,062	41,944	28,867	25,355	19,804	4,709	—	274,076

Other services	3,746	2,359	2,173	2,000	1,120	2,636	20,514	(20,000)	14,548

	1,061,124	754,791	523,666	355,810	465,877	197,178	25,223	(20,000)	3,363,669

Cost of goods sold

Sales of automobiles	(843,494)	(664,624)	(465,589)	(317,699)	(418,566)	(173,419)	(547)	—	(2,883,938)

Automobile repair and maintenance services	(46,386)	(14,838)	(13,575)	(11,540)	(11,183)	(10,454)	(2,511)	—	(110,487)

Other services	(3)	(200)	(165)	(50)	(54)	(666)	(20,039)	20,000	(1,177)

	(889,883)	(679,662)	(479,329)	(329,289)	(429,803)	(184,539)	(23,097)	20,000	(2,995,602)

Selling, marketing and distribution expenses	(20,120)	(7,013)	(9,260)	(6,032)	(6,494)	(3,067)	(187)	—	(52,173)

General and administrative expenses	(5,561)	(3,482)	(3,497)	(3,283)	(8,037)	(6,346)	(7,618)	—	(37,824)

Interest income	151	628	172	20	13	108	10	—	1,102

Interest expenses	(20,315)	(14,482)	(6,827)	(6,508)	(3,060)	(1,984)	(656)	—	(53,832)

Exchange loss	—	—	—	—	—	—	(3,018)	—	(3,018)

Other income, net	946	512	(5)	45	598	44	4	—	2,144

Income tax expenses	(31,775)	(12,685)	(5,974)	(3,181)	(5,015)	(499)	(3,964)	—	(63,093)

Income from continuing operations	94,567	38,607	18,946	7,582	14,079	895	(13,303)	—	161,373

Total assets	563,666	459,625	232,568	125,429	232,754	121,889	610,668	(130,896)	2,215,703

Total liabilities	(450,562)	(343,859)	(196,463)	(92,457)	(203,626)	(109,924)	(58,190)	(24,169)	(1,479,250)

Capital expenditures	7,078	2,124	655	485	1,870	286	33	—	12,531

Depreciation and amortization expenses	5,515	2,716	2,260	679	1,903	741	98	—	13,912

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.    SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

			FAW-		FAW-				Shanghai-		Chang An-
	Audi		Volkswagen		Mazda		Toyota		Volkswagen		Mazda		GAC-Honda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues
Sales of automobiles	957,338	152,106	521,918	82,924	362,566	57,606	240,151	38,156	426,519	67,767	51,749	8,222	104,174	16,552	335	53	—	—	2,664,750	423,386
Automobile repair and maintenance services	141,623	22,502	43,549	6,919	48,512	7,708	32,969	5,238	25,432	4,041	24,271	3,856	13,872	2,204	3,527	560	—	—	333,755	53,028
Sales of leased automobiles	8,977	1,426	3,491	555	3,189	507	474	75	2,179	346	—	—	—	—	—	—	—	—	18,310	2,909
Other services	7,727	1,228	3,603	572	2,065	328	1,662	264	1,374	218	628	100	942	150	5,609	891	(4,207)	(668)	19,403	3,083
	1,115,665	177,262	572,561	90,970	416,332	66,149	275,256	43,733	455,504	72,372	76,648	12,178	118,988	18,906	9,471	1,504	(4,207)	(668)	3,036,218	482,406
Cost of goods sold
Sales of automobiles	(892,696)	(141,835)	(493,049)	(78,338)	(359,337)	(57,093)	(236,427)	(37,564)	(405,274)	(64,392)	(51,213)	(8,137)	(102,248)	(16,246)	(4,631)	(734)	4,207	668	(2,540,668)	(403,671)
Automobile repair and maintenance services	(58,044)	(9,222)	(25,903)	(4,116)	(23,585)	(3,747)	(16,496)	(2,621)	(13,304)	(2,114)	(12,963)	(2,060)	(9,700)	(1,541)	(1,761)	(279)	—	—	(161,756)	(25,700)
Sales of leased automobiles	(8,348)	(1,326)	(3,293)	(523)	(3,156)	(502)	(466)	(74)	(2,067)	(328)	—	—	—	—	—	—	—	—	(17,330)	(2,753)
Other services	(2)	—	(340)	(54)	(61)	(10)	(72)	(11)	(40)	(6)	(24)	(4)	—	—	(2,263)	(360)	—	—	(2,802)	(445)
	(959,090)	(152,383)	(522,585)	(83,031)	(386,139)	(61,352)	(253,461)	(40,270)	(420,685)	(66,840)	(64,200)	(10,201)	(111,948)	(17,787)	(8,655)	(1,373)	4,207	668	(2,722,556)	(432,569)
Selling, marketing and distribution expenses	(29,415)	(4,674)	(13,223)	(2,101)	(12,897)	(2,049)	(11,361)	(1,805)	(13,513)	(2,147)	(6,567)	(1,043)	(1,883)	(299)	(2,579)	(410)	—	—	(91,438)	(14,528)
General and administrative expenses	(8,883)	(1,411)	(5,559)	(883)	(5,310)	(844)	(5,100)	(810)	(7,117)	(1,131)	(2,431)	(386)	(4,040)	(642)	(17,320)	(2,752)	—	—	(55,760)	(8,859)
Interest income	759	121	790	126	178	28	946	150	386	61	78	12	16	3	29	5	—	—	3,182	506
Interest expenses	(24,863)	(3,950)	(14,529)	(2,308)	(7,983)	(1,268)	(7,991)	(1,270)	(2,593)	(412)	(1,275)	(203)	(2,231)	(354)	(95)	(16)	—	—	(61,560)	(9,781)
Exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(9,100)	(1,446)	—	—	(9,100)	(1,446)
Other income, net	771	122	123	20	52	8	213	34	18	3	(4)	(1)	37	6	197	32	—	—	1,407	224
Income tax expenses	(25,160)	(3,998)	(5,874)	(933)	(2,572)	(409)	(134)	(21)	(3,436)	(546)	(648)	(103)	298	47	4,235	674	—	—	(33,291)	(5,289)
Income from continuing operations	69,784	11,089	11,704	1,860	1,661	263	(1,632)	(259)	8,564	1,360	1,601	253	(763)	(120)	(23,817)	(3,782)	—	—	67,102	10,664
Total assets	685,052	108,844	466,921	74,186	347,255	55,173	273,563	43,465	185,776	29,517	38,215	6,072	149,122	23,693	958,532	152,295	(540,560)	(85,887)	2,563,876	407,358
Total liabilities	(507,737)	(80,671)	(269,846)	(42,874)	(275,617)	(43,791)	(209,060)	(33,216)	(147,431)	(23,424)	(24,657)	(3,918)	(134,841)	(21,424)	(134,423)	(21,358)	(34,173)	(5,430)	(1,737,785)	(276,106)
Capital expenditures	74,269	11,800	110,258	17,518	3,321	528	3,046	484	10,150	1,613	1,429	227	100	28	3,197	508	—	—	205,770	32,706
Depreciation and amortization expenses	6,970	1,108	3,161	502	3,010	478	1,446	230	1,943	309	595	95	1,208	192	29	4	—	—	18,362	2,918
Goodwill	—	—	34,175	5,430	9,620	1,528	15,735	2,500	—	—	—	—	14,104	2,241	—	—	—	—	73,634	11,699

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.                        CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-up capital and statutory reserves of the Company’s PRC subsidiaries and the net assets of the VIEs and subsidiaries of VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB670,632 (US$106,553) as of December 31, 2011. The following is the condensed financial information of the Company on a parent-company only basis:

Balance sheets

	December 31,
	2010	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	220,300	8,362	1,329

Total current assets	220,300	8,362	1,329

Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	445,552	513,469	81,582
Amounts due from subsidiaries, VIEs and subsidiaries of VIEs	82,091	282,718	44,919

Total non-current assets	527,643	796,187	126,501

TOTAL ASSETS	747,943	804,549	127,830

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	11,490	179	28
Total current liabilities	11,490	179	28

Total liabilities	11,490	179	28
Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2010 and 2011;
Issued and outstanding —58,937,912 shares as of December 31, 2010 and 2011	4	4	1
Additional paid-in capital	469,761	469,761	74,638
Retained earnings	266,688	334,605	53,163

Total shareholders’ equity	736,453	804,370	127,802

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	747,943	804,549	127,830

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.            CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

Statements of income and comprehensive income

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Cost of goods sold	—	—	—	—

Gross profit	—	—	—	—

Operating expenses	—	(16)	(835)	(133)

Income from operations	—	(16)	(835)	(133)

Equity in profits of subsidiaries, VIEs and subsidiaries of VIEs	128,731	163,182	70,265	11,164
Interest income	—	—	6	1
Interest expenses	(2)	(571)	(3)	—
Exchange loss	—	(1,222)	(1,516)	(241)

Income before income tax expenses	128,729	161,373	67,917	10,791
Income tax expenses	—	—	—	—

Net income and comprehensive income	128,729	161,373	67,917	10,791

Statements of cash flows

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Cash flows used in operating activities	(2)	(587)	(1,957)	(312)

Cash flows used in investing activities	—	(99,990)	(209,590)	(33,300)

Cash flows provided by financing activities	4	322,097	—	—

Effect of foreign exchange rate changes, net	—	(1,222)	(391)	(62)

Net increase (decrease) in cash and cash equivalents	2	220,298	(211,938)	(33,674)

Cash and cash equivalents, beginning of year	—	2	220,300	35,002

Cash and cash equivalents, end of year	2	220,300	8,362	1,329

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.           CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(a)   Basis of presentation

In the parent-only financial statements, the Company’s investments in subsidiaries, VIEs and subsidiaries of VIEs are stated at cost plus equity in undistributed earnings of subsidiaries and VIEs since inception. The parent-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investments in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC topic 323-10 (“ASC 323-10”), Investment-Equity Method and Joint Ventures. Such investments are presented as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” on the balance sheets and share of the subsidiaries and VIEs’ profit is presented as “Equity in profit of subsidiaries, VIEs and subsidiaries of VIEs” in the statements of income and comprehensive income.

The subsidiaries, VIEs and subsidiaries of VIEs did not pay any dividend to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted in the parent-only financial statements.

(b)  Commitments

The Company did not have any significant commitments or long-term obligations as at December 31, 2010 and 2011.