Form 20-F
period 2012-12-31
Lentuo International Inc.
filed 2013-04-30
CIK 1499673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012:

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

i

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, shareholders equity, and cash flows for each of the three years ended December 31, 2012.

We completed the initial public offering of 6,500,000 ADSs, each representing two ordinary shares, in December 2010.  On December 10, 2010, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “LAS.”

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

ITEM 3                                                   KEY INFORMATION

A.                                    Selected Financial and Operating Data

The following selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5 included elsewhere in this annual report.  Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate our results expected for any future periods.

The table below contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2012 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2301 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income/(loss) Data:(1)
Revenues	1,879,279	2,341,491	3,363,669	3,036,218	3,265,287	524,115
Cost of goods sold	(1,684,058)	(2,062,163)	(2,995,602)	(2,724,042)	(3,014,955)	(483,934)
Gross profit	195,221	279,328	368,067	312,176	250,332	40,181
Total operating expenses	(60,935)	(70,625)	(89,997)	(145,712)	(191,289)	(30,704)
Operating income	134,286	208,703	278,070	166,464	59,043	9,477
Interest income	2,278	2,392	1,102	3,182	7,143	1,146
Interest expense	(33,435)	(33,288)	(53,832)	(61,560)	(73,673)	(11,825)
Exchange loss	—	—	(3,018)	(9,100)	(8)	(1)
Other income, net	1,179	1,394	2,144	1,407	1,475	237
Income/(loss) before income tax expense	104,308	179,201	224,466	100,393	(6,020)	(966)
Income tax expense	(27,806)	(50,039)	(63,093)	(33,291)	(12,199)	(1,958)
Income/(loss) from continuing operations	76,502	129,162	161,373	67,102	(18,219)	(2,924)
Income/(loss) from discontinued operations(2)	23	(433)	—	—	—	—
Net income/(loss) and comprehensive income/(loss)	76,525	128,729	161,373	67,102	(18,219)	(2,924)
Net loss and comprehensive loss attributable to noncontrolling interest	—	—	—	(815)	(12,761)	(2,048)
Net income/(loss) and comprehensive income/(loss) attributable to ordinary shareholders	76,525	128,729	161,373	67,917	(5,458)	(876)
Income/(loss) per ordinary share from continuing operations	1.92	3.24	3.77	1.15	(0.09)	(0.01)
Earnings/(loss) per ordinary share, basic and diluted	1.92	3.23	3.77	1.15	(0.09)	(0.01)
Weighted average ordinary shares outstanding	39,908,389	39,908,389	42,727,446	58,937,912	58,937,912	58,937,912

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share data)
Selected Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	103,143	72,082	801,850	161,393	318,909	51,188
Inventories, net	244,518	290,298	276,179	516,256	432,722	69,457
Advances to suppliers	270,059	251,632	395,266	219,936	316,067	50,732
Total assets	1,365,116	1,406,789	2,215,703	2,570,875	2,659,332	426,852
Bills payable	775,933	409,584	690,100	889,158	887,100	142,389
Short-term loans	208,928	325,460	241,053	370,883	365,274	58,631
Total liabilities	1,211,477	1,124,420	1,479,250	1,737,785	1,844,461	296,056
Ordinary shares, par value $0.00001 per share
Authorized—500,000,000 shares as of December 31, 2008, 2009, 2010, 2011 and 2012;
Issued and outstanding—39,908,389 shares as of December 31, 2008 and 2009, and 42,727,446 shares as of December 31, 2010 and 58,937,912 shares as of December 31, 2011 and 2012	1	1	4	4	4	1

Additional paid-in capital	53,972	53,973	469,761	469,761	469,761	75,401
Total equity	153,639	282,369	736,453	833,090	814,871	130,796

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	370,070	(92,932)	429,899	(109,273)	94,970	15,244
Net cash provided by (used in) investing activities	(203,561)	(131,270)	203,870	(554,035)	70,307	11,285
Net cash provided by (used in) financing activities	(186,879)	193,141	97,221	23,242	(7,714)	(1,238)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Margin Data(3)
Net income/(loss) margin	4.1%	5.5%	4.8%	2.2%	(0.2)%
Overall gross margin	10.4%	11.9%	10.9%	10.3%	7.7%
New vehicle sales gross margin	7.6%	7.3%	6.2%	4.7%	3.5%
Automobile repair and maintenance services gross margin	43.6%	57.4%	59.7%	51.1%	41.9%
Sales of leased vehicles gross margin	—	—	—	5.4%	(40.5)%
Operating Data:
Number of automobile brands represented	6	6	6	7	7
Number of dealerships in operations at the end of period	6	6	6	11	11
Number of new vehicles sold	11,689	15,047	18,176	13,582	16,900

(1)                                 Our historical consolidated financial statements as of and for the years ended December 31, 2008 and 2009 include certain assets, liabilities and results of operations of Lentuo Electromechanical that are related to the automobile retail sales business.  Lentuo Electromechanical directly operated our Shanghai-Volkswagen dealership prior to June 2010.  In preparation for our initial public offering, Lentuo Electromechanical transferred all of its net assets that would be used by us in the automobile retail sales business to Beijing Lentuo Huitong Automobile Sales Service Co., Ltd., one of our variable interest entities, on June 20, 2010.  All of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical, and accounted for as a distribution to our shareholders as of June 20, 2010.  These net assets retained by Lentuo Electromechanical and the related results of operations (consisting of depreciation of the building) were included in our historical consolidated financial statements as of and for the years ended December 31, 2008 and 2009, but were excluded from our consolidated financial statements for the year ended December 31, 2010.  In addition, certain subsidiaries of Lentuo Electromechanical that are unrelated to the automobile retail sales business, all of which are insignificant, were not included in our historical consolidated financial statements as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012.

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

Exchange Rate Information

Our business is conducted in China and a substantial portion of our revenues are denominated in RMB.  However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2012 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.2301 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 26, 2013 the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.1647 to $1.00.  See “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses” and — Restrictions on currency exchange under the PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs.

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Rate(1)
	Period End	Average(2)	Low	High
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2502
2013
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March	6.2108	6.2154	6.2108	6.2246
April (through April 26)	6,1647	6.1883	6,1647	6.2078

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

We currently operate a substantial majority of our business in Beijing.  We expanded our business into other geographic regions but we expect that we will continue to generate a substantial majority of our revenues from Beijing in the foreseeable future.  Changes in local economic, competitive and governmental policies and other circumstances in Beijing may have a material adverse effect upon our business, financial condition and results of operations.  For example, on December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, including the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations.  Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government.  Such quota will be allocated 88% to first-time individual buyers and 12% to business buyers on a monthly basis through a lottery system.  Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota.  This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the current annual quota is 240,000.  The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective.  Our total number of vehicles sold in each of 2011 and 2012 decreased compared with 2010 and our results of operations were adversely affected as well.  As a further example, effective from October 11, 2008, the Beijing municipal government introduced an alternate automobile license plate system to ease traffic congestion in the downtown area.  Under this system, on every weekday, approximately 20% of the vehicles in Beijing are prohibited from being operated on roads in the downtown area, depending on the last digit on the vehicle’s license plate.  This system may have undermined consumers’ desire to purchase new vehicles.  In addition, the air quality has increasingly become a major public concern in Beijing as a result of the repeated pattern of dense haze in recent years, which may cause the government to adopt more strict environmental protection measures or regulations on automobile sales. Any similar adverse conditions or occurrences in Beijing, or in other areas into which we may expand, may have an adverse effect on our business, financial condition and results of operations.

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

As a result of our dependence on these franchise rights, manufacturers exercise a significant level of influence over our day-to-day operations.  The terms of our franchise agreements, together with manufacturers’ dealership manuals, service manuals and operating standards that are often referenced in these franchise agreements, govern key aspects of our operations and capital spending.  Such franchise agreements and dealership manuals typically contain provisions and standards relating to:

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

New vehicle sales generate the majority of our total revenues and lead to sales of higher-margin services, such as automobile repair and maintenance services and the arrangement of insurance and financing for customers.  Our dealerships depend in large part on the overall success of the vehicle lines they carry.  Although we have sought to limit our dependence on any one brand, our new vehicle sales consist only of seven brands, which are Audi, FAW-Volkswagen, Toyota, FAW-Mazda, Chang An-Mazda, Shanghai-Volkswagen and GAC-Honda.  In particular, Audi and FAW-Volkswagen accounted for 29.4% and 28.3%, respectively, of our revenues from new vehicle sales in 2012.  If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our new vehicle sales and related revenues may be materially reduced.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability may be affected.

Our new automobile sales are influenced by the manufacturers’ abilities to anticipate changes in consumer tastes, preferences and requirements, including those driven by environmental or popular trends, and to manufacture and deliver to us in sufficient quantities and on a timely basis, a desirable, high quality and price-competitive mix of new vehicles to sell to our customers.  The most popular vehicles usually generate the highest profit margins and are frequently difficult to obtain from the manufacturers.  If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected.  Sales of less desirable models may reduce our profit margins.  Several manufacturers generally allocate their vehicles among their franchise dealerships based on the sales history of each dealership.  If our dealerships experience prolonged sales slumps relative to our competitors, these manufacturers may cut back their allotments of popular vehicles to our dealerships and our new vehicle sales and profits may decline.  Similarly, the delivery of vehicles, particularly newer, more popular vehicles, from manufacturers at a time later than scheduled could lead to reduced sales during those periods.

We may not obtain additional franchises and our new dealerships may not initially benefit from economies of scale.

We plan to increase the size and scope of our network by establishing new dealerships and, to a lesser extent, by acquiring dealerships from other parties if good opportunities present, in Beijing and other geographical regions in China.  To implement this strategy, we are required to apply for franchises from relevant automobile manufacturers for any additional dealerships we intend to establish.  In addition, franchise agreements between automobile dealerships and manufacturers generally provide that changes in ownership of automobile dealerships will require the prior approval of the relevant automobile manufacturers.  Accordingly, our acquisition of automobile dealerships is subject to the approval of relevant automobile manufacturers.  Automobile manufacturers have complete discretion in approving an application to set up new dealerships or an acquisition of existing dealerships and will typically consider such factors as the applicants’ or acquirers’ operating history, financial resources, sales performance records, customer satisfaction records and/or geographical distribution.  Furthermore, some automobile manufacturers may limit the number of franchises or shares of franchises or vehicle sales maintained by an affiliated dealership group on a national, regional or local basis.  Manufacturers may also tailor these types of restrictions to particular dealership groups.  Generally it takes three to six months to apply for and obtain new franchises from automobile manufacturers.  It generally takes a shorter period of time for automobile manufacturers to grant approvals for the acquisition of existing dealerships.  However, such approvals may also take significantly longer time.  Automobile manufacturers may not approve our new franchise applications or acquisitions of dealerships from other parties, which could materially compromise our growth strategies and business prospects.

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

The automobile industry in China is subject to various industrial policies of the PRC government.  We may be affected significantly in the future by changes in PRC governmental industrial regulations and economic policies relating to or affecting our industry.  Our customers consist of individual customers, corporate entities and governmental agencies and the level of their demand for automobiles may vary significantly as a result of such changes.  For example, since late 2008, as part of its efforts to stimulate the Chinese economy amid the global financial crisis, the PRC government has adopted a series of policies favorable to the automobile industry, including implementing an automobile industry stimulus plan and certain related incentive programs in the form of tax deduction and governmental subsidies for purchasing new vehicles.  Some of such policies and programs have a fixed term and have been phased out upon the expiration of their terms and may not be replaced by other similarly favorable policies and programs in the foreseeable future.  Any changes, discontinuation or expiration of governmental policies favorable to the automobile industry may discourage consumers from buying new vehicles and, as a result, may have a material adverse effect on our sales and results of operations.

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

Our business is heavily dependent on consumer demand and preferences in China.  Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China.  Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand.  These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of discretionary personal income and credit availability. China’s economic growth significantly slowed down in 2012. A variety of other factors, including the current European sovereign debt crisis and concerns about the viability of the European Union and the Euro, could cause further disruptions to China’s economy. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. If not, the overall economy of China may be adversely affected and the consumer demand for automobiles may drop significantly.  Financial institutions may tighten credit in such event, which in turn could materially affect our ability to finance our purchase of new vehicles from manufacturers.  In addition, consumers’ demand for automobiles is also subject to other factors that are outside of our control.  For example, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/sports utility vehicle models, which typically provide high profit margins to retailers, to smaller, more economical vehicles, which typically have lower margins.

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

We may not be successful in establishing additional dealerships or identifying and acquiring suitable acquisition targets, which could adversely affect our growth.

We intend to expand our operations and markets mainly through organic growth and, to a lesser extent, acquisitions if good opportunities present.  The establishment of greenfield dealerships and identification and completion of acquisitions require significant financial, managerial and other resources and we may not be able to establish desired dealerships, or to identify or complete the acquisition of suitable acquisition targets, on favorable terms or at all.  We compete with several other dealer groups, some of which may have greater financial and other resources, and we may not be able to compete successfully with such groups in securing approvals to establish new dealerships or in acquiring suitable targets.  If we do not succeed in establishing greenfield dealerships or in identifying and acquiring suitable acquisition targets, our growth and business prospects will be materially and adversely affected.

If we are unable to successfully integrate acquired businesses or manage newly established dealerships, we will be unable to realize desired results from our growth strategies and such acquired and newly established operations will divert resources from our other comparatively profitable operations.

Our future growth depends in large part on our ability to acquire and establish additional dealerships, manage expansion, control costs in our operations and consolidate new dealerships into our organization.  We have mainly grown our business by establishing new dealerships and only recently we began acquiring and integrating additional dealerships.  We may not be able to effectively execute our growth strategies through acquiring and integrating additional dealerships.

In pursuing our growth strategy of acquiring and establishing additional dealerships, we face various risks that include, but are not limited to:

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

In particular, in January 2013, China’s top government watchdog overseeing product liability and consumer protection issued a regulation on the repair, replacement and return of passenger vehicles. The new regulation, to become effective on October 1, 2013, specifies the responsibility of automotive dealers and manufacturers to repair, replace or accept the return of, defective passenger vehicles under applicable circumstances during the mandatory product warranty period. In addition, a higher vehicle emission standard, or the Jing V standard, was adopted and began to be implemented in Beijing in March 2013. To be in compliance with such laws and regulations, we need to train our employees, engage third party advisers, implement effective policies or take other necessary compliance actions, which will increase our cost and distract our personnel resources.  If we or our employees at the individual dealerships violate or are alleged to violate these laws and regulations, we could be subject to consumer complaints or actions, administrative, civil or criminal actions, investigations and adverse publicity.  Such actions could expose us to substantial warranty expenses, monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension, cancellation or revocation of our licenses and franchises to conduct dealership operations.  In addition, our noncompliance with such laws and regulations may cause us to fail to renew our licenses when they expire.

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

In addition, a number of our affiliated entities, including Beijing Tuozhan Industrial & Trading Development Co., Ltd. (FAW-Volkswagen dealership), Beijing Yuantongqiao Toyota Automobile Trading Co, Ltd. (Toyota dealership), Beijing Tuojiacheng Commercial & Trading Co., Ltd. (Chang An-Mazda dealership), Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (Shanghai-Volkswagen dealership), Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (FAW-Volkswagen dealership) and Tianjin Ruitai Automobile Sales Services Co., Ltd. (GAC-Honda dealership), have all subleased the respective parcels of land on which they constructed facilities to operate their current businesses. All such land is classified as collectively owned rural land under the PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land.  Under PRC law, collectively owned rural land may not be used for commercial purposes unless it is converted into state-owned land and we may be required to move off such collectively owned rural land.  Under relevant lease and sublease agreements, the economic collectives who own the land will provide necessary assistance for the conversion of such land into state-owned land.  Such land conversion may not be accomplished on terms favorable to us or at all.  Under such agreements, if we are required to move off such land, the economic collectives will provide another comparable piece of land for our business and operation and compensate us for our losses in connection with such relocation.  If such land is not converted into state-owned land, or such economic collectives and/or the third party fail to perform their obligations under such lease or sublease agreements, or such lease and sublease agreements are deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding such land otherwise arise, our business, financial condition and results of operations could be materially and adversely affected if we cannot obtain alternative and comparable sites and properties in a timely manner or at reasonable costs. Furthermore, any disputes or claims relating to such land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations. Moreover, we have not been able to obtain building ownership certificates and certifications from the relevant fire and environmental protection departments for the facilities constructed on these lands, which may adversely affect our ability to use the facilities.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.  If the SEC prevails in the proceedings, our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from the NYSE.

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

During the course of the preparation and external audit of our financial statements as of and for each of the year ended December 31, 2011 and 2012, we and our independent registered public accounting firm identified the following material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB: insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements that led to a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied in certain areas including, but not limited to, revenue recognition for sales of leased vehicles, the measurement of current and deferred income taxes and impairment consideration.

A material weakness in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected.  While we have begun taking actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements, we cannot assure you if or when we will be able to remedy this material weakness, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the material weakness that we have identified during the course of preparation and external audit of our financial statements as of and for each of the year ended December 31, 2011 and 2012 and other periods in the past recur, or if we identify additional material weaknesses or significant deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.  In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subjects us to potential regulatory investigations and civil or criminal sanctions.

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

We adopted an equity incentive plan prior to the consummation of our initial public offering that permits the grant of incentive share options, non-statutory share options, restricted share, share appreciation rights, restricted share units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company.  Under the 2010 equity incentive plan, we will be permitted to issue options to purchase up to 4,500,000 ordinary shares, plus an annual increase of 1% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors.  As of the date of this annual report, we have not made any grants under the plan. However, if we make such grants in the future, we expect to incur share-based compensation expenses in future periods.  The amount of these expenses will be based on the fair value of the share-based awards.  We will apply the Accounting Standards Codification Topic 718, Compensation-Stock Compensation, for the accounting treatment of our equity incentive plan.  As a result, we will have to account for compensation costs for all share options, including share options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income.  Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us.  Employee share options or other share-based compensation we may grant in the future may have a material adverse effect on our profitability.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The automobile industry is subject to extensive governmental regulations in China, including with respect to the licensing and permit requirements pertaining to companies engaged in automobile distribution.  We conduct our automobile sales, repair and maintenance and other services and businesses in China by way of a series of contractual arrangements with Lentuo Electromechanical, a company incorporated in China and controlled by Mr. Hetong Guo, our founder and chairman, and its various subsidiaries in China.  Lentuo Electromechanical’s eight subsidiaries hold the relevant licenses, permits and franchises for operating our business in China.  Our wholly owned subsidiaries, Lentuo Hong Kong and Lentuo Beijing, have entered into agreements with Lentuo Electromechanical, all of its shareholders and our nine affiliated entities.  Under such agreements, we are able to exercise effective control over our PRC operating affiliated entities and receive a substantial portion of the economic benefits from our affiliated entities in consideration for the services provided by Lentuo Beijing.  We also have an exclusive option to purchase from Lentuo Electromechanical all or part of its equity interest in each of the affiliated entities.

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

As a holding company, we rely principally on dividends and other distributions on equity paid by Lentuo Hong Kong and Lentuo Beijing for our cash requirements, including funds necessary to service any debt we may incur.  If Lentuo Hong Kong or Lentuo Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.  Furthermore, relevant PRC laws and regulations permit payments of dividends by Lentuo Beijing only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC laws and regulations, Lentuo Beijing is required to set aside a portion of its net income each year to fund a statutory surplus reserve.  This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital.  As a result, Lentuo Beijing is restricted in its ability to transfer its net assets to us in the form of dividends, loans or advances.  Limitations on the ability of Lentuo Beijing to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs.  Also see “—Risks Related to Our Corporate Structure—The dividends we receive from our PRC operating subsidiaries and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations.”

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

The PRC government also extensively regulates the automobile industry in general and automobile distribution in particular.  Changes in these regulations could have a material adverse impact on our business and operations.  See “—Risks Related to Our Business and Industry— Changes in PRC governmental economic policies in relation to the automobile industry may adversely affect our business, operations, financial condition and results of operations.”

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

Our business could be materially and adversely affected by epidemics.  For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS.  During May and June of 2003, the PRC government closed many businesses in China to prevent transmission of SARS.  Since 2003, there have been reports of occurrences of avian influenza in various parts of China, including a number of confirmed human cases and deaths.  In 2009, there was an outbreak of H1N1 influenza virus (also known as “swine flu”) in Mexico and that virus quickly spread to China and other countries, resulting in a worldwide epidemic.  In 2013, there is an ongoing outbreak of H7N9 influenza virus (also known as “bird flu”) in China with reports of human deaths. Any actual or threatened outbreak of epidemics in China may, among other things, significantly disrupt our business operations and severely restrict the level of economic activity in affected areas, which would in turn reduce the demand for our automobiles and related products and services.

The state of the PRC’s political relationships with other nations may affect the performance of our operations.

We sell automobiles, spare parts, automobile accessories and other automobile-related products supplied by a number of automakers and suppliers.  A significant number of the automakers and suppliers are foreign entities with headquarters in Japan or members of the European Union, or are joint ventures incorporated in the PRC by such foreign entities.  China’s political relationships with, or the general public’s perception towards, other nations, particularly those connected or associated with the automakers or other suppliers, may affect both supply and demand for the relevant automaker or supplier’s products in China.  There can be no assurance that PRC consumers will not alter their brand preferences based on the state of political relations between China and the automaker or supplier’s actual or perceived home country.  For example, the territorial dispute between China and Japan intensified in 2012, which has hampered the image of Japanese products among Chinese consumers. Some of these consumers have been, and may continue to be, discouraged from purchasing automobiles of Japanese brands, which constitute an important portion of our dealership portfolio. All of our dealerships of Japanese brands incurred substantial losses in 2012 as a result. Any further development of relevant political dispute and adverse response to it by PRC automobile consumers may cause a decline in our revenue and profits and materially and adversely affect our financial condition, results of operations and prospects for growth.

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

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes.  Specifically, we will be classified as a PFIC in any taxable year if either: (1) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income.  “Passive income” includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income.  We do not believe we were a PFIC for the taxable year ending December 31, 2012 although this conclusion depends in part on complex factual determinations, some of which may be subject to interpretation.  There can be no assurance that we will not be a PFIC for the taxable year ending December 31, 2013 or any future taxable year.  PFIC status is tested after the close of each year and will depend on our assets and income in such year.  We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F that are filed with the SEC.

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

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and New York Stock Exchange, impose various requirements on the corporate governance practices of public companies.  We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.  For example, as a result of becoming a public company, we need to adopt policies regarding internal controls and disclosure controls and procedures.  In addition, we will incur additional costs associated with our public company reporting requirements.  It may also be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers due to increased risks of liability to our directors under these rules and regulations.  We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4                                                   INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Mr. Hetong Guo, our chairman, founded our business in 1994 and opened our first authorized dealership under the FAW-Volkswagen franchise in 1997.  We opened five additional franchise dealerships in Beijing, China from 2003 to 2008.  Prior to our reorganization, these franchised dealerships were operated under the control of their parent company, Beijing Lentuo Electromechanical Group Co., Ltd., or Lentuo Electromechanical, a PRC-incorporated entity controlled by Mr. Hetong Guo.

In anticipation of our overseas listing and to facilitate foreign investment in our company, we reorganized our corporate structure and incorporated Lentuo International Inc. as an offshore holding company in the Cayman Islands and wholly owned subsidiaries in both the Hong Kong Special Administrative Region and Beijing, China in 2009. Through a series of contractual arrangements entered into in January and June 2010, Lentuo Electromechanical transferred the effective control over our automobile retail business to Lentuo Hong Kong and Lentuo Beijing.  Mr. Hetong Guo held the same controlling interest in our company immediately before and after the reorganization.  Accordingly, the reorganization has been reflected in our financial statements as if the current corporate structure had always existed and our results of operations, assets and liabilities are stated at their historical carrying amounts. In June 2011, we opened another FAW-Volkswagen dealership in Beijing, and in the second half of 2011, we acquired four dealerships in Tianjin, Beijing, Guangdong Province and Zhejiang Province, respectively. In 2012, we also began the construction of two additional dealerships, both in Beijing.

In October 2012, we (acting through Lentuo Electromechanical) entered into a joint venture agreement with Itochu Corporation and its affiliate in China, or Itochu, a Fortune Global 500 company based in Asia. Under the agreement, Itochu agreed to invest RMB300 million, and acquire 40% equity interest, in Beijing Lentuo Autong Automobile Trading Co. Ltd., our Audi dealership, and work closely with us to expand the sales and service offerings in the high-end car segment in China. As of the date of this annual report, the joint venture agreement is pending governmental approval.

The following diagram illustrates our company’s corporate structure as of the date of this annual report:

(1)                                 The following table sets forth our affiliated entities as of the date of this annual report:

Affiliated Entity	Function
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	FAW-Volkswagen dealerships
Beijing Aotong Automobile Trading Co., Ltd.	Audi dealerships
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	FAW-Mazda dealerships
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Toyota dealerships
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Chang An-Mazda dealership
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Shanghai-Volkswagen dealership
Beijing Lentuo Tongda Automobile Sales Service Co., Ltd.	FAW-Volkswagen dealerships
Beijing Tuozhan Automobile Repair Co., Ltd.	Automobile repair shop
Beijing Lentuo Automobile Leasing Co., Ltd.	Automobile leasing

In 2011, we acquired the following dealerships to enhance our brand and geographic diversity:

Acquired Subsidiary	Date Acquired	Percentage Owned by Affiliated Entities	Location	Function
Tianjin Ruitai Automobile Sales Services Co., Ltd.	July 4, 2011	60% jointly owned by Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. and Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	Tianjin	GAC-Honda dealership
Beijing Hexinshuntong Automobile Sales Services Co., Ltd.	July 27, 2011	100% owned by Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	Beijing	FAW-Mazda dealership
Huizhou Dazhong Automobile Sales Services Co., Ltd.	September 1, 2011	100% owned by Beijing Tuozhan Industrial & Trading Development Co., Ltd.	Huizhou, Guangdong Province	FAW-Volkswagen dealership
Wenling Yuchen	October 21,	50% owned by Beijing Yuantongqiao Toyota	Wenling,	Toyota Dealership
Toyota Automobile Sales Services Co., Ltd.	2011	Automobile Trading Co., Ltd.	Zhejiang Province

In 2012, we began the construction of following dealerships, both of which are expected to open in 2013:

Entity Name	Percentage Owned by Affiliated Entities	Location	Function
Beijing Aoxiang Automobile Trading Co., Ltd.	100% owned by Beijing Lentuo Aotong Automobile Trading Co., Ltd.	Beijing	Audi dealership
Beijing Yizhong Volkswagen Automobile Sales Service Co., Ltd.	50% owned by Beijing Tuozhan Industrial & Trading Development Co., Ltd. and 50% owned by Beijing Lentuo Tongda Automobile Sales Service Co., Ltd.	Beijing	FAW-Volkswagen dealership

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

Irrevocable Powers of Attorney

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

B.                                    Our Business

Overview

We are one of the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues.  We operate 11 franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company.  Eight of our 11 dealerships are located in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations. In 2012, we also began the construction of two additional dealerships in Beijing.

We provide a “one-stop shop” experience for our customers by offering them a wide range of automobile products and services in each of our franchise dealerships, or 4S dealerships, as they are commonly known in China.  “4S” stands for sales, spare parts, services and survey, and is understood to mean that our dealerships offer a full range of automobile retail services.  We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance services, and provide a channel for vehicle manufacturers to gather customer feedback.  We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services.  In 2012, our new vehicle sales accounted for 88.1% of our total revenues, our automobile repair and maintenance service operations accounted for 10.0%, our leased vehicles sales accounted for 1.1% and our insurance and finance-related services and other operations accounted for 0.8%.

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

•                  Chang An-Mazda, a joint venture between Mazda and the Chinese automaker Chana Auto; and

•                    GAC-Honda, a joint venture between Guangzhou Automobile Group Co., Ltd. and Honda.

Acquisitions and New Dealership Openings

In order to enhance our brand and achieve geographic diversity, we acquired four dealerships in 2011. For details of our newly acquired subsidiaries, see “Item 4.  Information on the Company—A. History and Development of the Company.” We seek to acquire profitable and well-established dealerships to expand into geographic areas we do not currently serve and expand our brand, product and service offerings in our existing markets.  The total consideration we paid for the acquisitions amounted to RMB176.5 million in 2011.

In addition, we open new dealerships to expand our brand and strengthen our relationship with certain automobile manufacturers.  We opened a new FAW-Volkswagen dealership in Beijing in June 2011.  In 2012, we substantially completed the construction of a flagship FAW-Volkswagen dealership in Beijing, which is expected to open in the first half of 2013 and will showcase the latest Volkswagen products and offer a full range of maintenance and repair services. We also began to construct our second Audi dealership in Beijing in November 2012.

Dealership Operations

Overview

The following is a breakdown of our franchise dealerships currently in operations:

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

The following table sets forth our revenues by brand for the three years ended December 31, 2012:

	Year Ended December 31,
Brand/Dealership	2010 (RMB in thousands)	% of Total	2011 (RMB in thousands)	% of Total	2012 (RMB in thousands)	% of Total
Audi	1,061,124	31.5	1,115,665	36.7	997,732	30.6
FAW-Volkswagen	754,791	22.4	572,561	18.9	884,100	27.1
FAW-Mazda	523,666	15.6	416,332	13.7	391,925	12.0
Shanghai-Volkswagen	465,877	13.9	455,504	15.0	341,144	10.4
Toyota	355,810	10.6	275,256	9.1	371,970	11.4
Chang An-Mazda	197,178	5.9	76,648	2.5	76,451	2.3
GAC-Honda	—	—	118,988	3.9	200,148	6.1
Unallocated	25,223	0.7	9,471	0.3	15,239	0.5
Elimination	(20,000)	(0.6)	(4,207)	(0.1)	(13,422)	(0.4)
Total	3,363,669	100.0	3,036,218	100.0	3,265,287	100.0

The following table sets forth our revenues and gross margin by revenue source for the three years ended December 31, 2012:

	Year Ended December 31,
	2010		2011		2012
	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)
New vehicle sales	3,075,045	6.2	2,664,750	4.7	2,875,213	3.5
Automobile repair and maintenance services	274,076	59.7	333,755	51.1	324,974	41.9
Sales of leased vehicles	—	—	18,310	5.4	35,635	(40.5)
Other services	14,548	91.9	19,403	85.6	29,465	94.9
Total	3,363,669	10.9	3,036,218	10.3	3,265,287	7.7

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

New Vehicle Sales

We represent German and Japanese brands of luxury and mid-line vehicles and sell seven different brands and over 30 different models of new passenger vehicles, including sedans, sports cars, sport utility vehicles and mini-vans.  In 2012, we sold 16,900 new vehicles through our dealerships.  New vehicle sales constituted 88.1% of our total revenues and 40.2% of our total gross profit for the year ended December 31, 2012.  The following tables set forth a number of key metrics for our new vehicle sales operations at each of our dealerships for the three years ended December 31, 2012:

	Year Ended December 31, 2012
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda	GAC-Honda
		(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	845,436	814,443	336,594	313,424	325,323	62,129	177,374
Cost of goods sold	(803,617)	(771,782)	(329,203)	(307,663)	(329,778)	(61,936)	(183,972)
Gross profit	41,819	42,661	7,391	5,761	(4,455)	193	(6,598)
Gross margin	4.9%	5.2%	2.2%	1.8%	(1.4)%	0.3%	(3.7)%
Units sold	2,301	6,393	2,597	1,870	1,865	660	1,214
Revenues per unit (RMB)	367,421	127,396	129,609	167,606	174,436	94,135	146,107
Gross profit per unit (RMB)	18,174	6,673	2,846	3,081	(2,389)	292	(5,435)

	Year Ended December 31, 2011
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda	GAC-Honda
		(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	957,338	521,918	362,566	426,519	240,151	51,749	104,174
Cost of goods sold	(892,696)	(493,049)	(359,337)	(405,274)	(236,427)	(51,213)	(102,248)
Gross profit	64,642	28,869	3,229	21,245	3,724	536	1,926
Gross margin	6.8%	5.5%	0.9%	5.0%	1.6%	1.0%	1.8%
Units sold	2,240	3,848	2,611	2,515	1,139	539	690
Revenues per unit (RMB)	427,383	135,634	138,861	169,590	210,844	96,009	150,977
Gross profit per unit (RMB)	28,858	7,502	1,237	8,447	3,270	994	2,791

	Year Ended December 31, 2010
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda
		(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	937,043	719,370	479,549	439,402	324,943	174,738
Cost of goods sold	(843,494)	(664,624)	(465,589)	(418,566)	(317,699)	(173,419)
Gross profit	93,549	54,746	13,960	20,836	7,244	1,319
Gross margin	10.0%	7.6%	2.9%	4.7%	2.2%	0.8%
Units sold	2,172	6,418	3,196	2,973	1,625	1,792
Revenues per unit (RMB)	431,419	112,086	150,047	147,798	199,965	97,510
Gross profit per unit (RMB)	43,070	8,530	4,368	7,008	4,458	736

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

Automobile Repair and Maintenance Services

We provide automobile repair and maintenance services and sell replacement parts and automobile accessories at all of our franchise dealerships, primarily for the vehicle brands sold at those dealerships.  We also maintain one automobile repair shop in close proximity to one of our dealerships.  Automobile repair and maintenance services accounted for approximately 10.0% of our total revenues and 54.4% of our total gross profit for the year ended December 31, 2012.  The following table sets forth the number of service bays we operate and the daily repair capacity at each of our franchise dealerships and repair shop as of March 31, 2013:

Store	Number of Service Bays	Daily Service Capacity (Number of Vehicles)
Audi	55	120
FAW-Volkswagen	108	360
Shanghai-Volkswagen	31	100
Toyota	70	240
FAW-Mazda	70	200
Chang An-Mazda	30	85
GAC-Honda	20	60
Total	384	1,165

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

In our automobile repair and maintenance service operations, we provide routine automobile repair and maintenance for normal wear and tear of a vehicle and for damages not covered by warranty or insurance, which is typically paid for by the customers themselves.  In addition, we also provide repairs for vehicle damages that are under factory warranty or covered by insurance, which is paid for either by automobile manufacturers or by insurance companies.  For the year ended December 31, 2012, our service work paid for by manufacturers and insurance companies accounted for approximately 47.6% of our automobile repair and maintenance service revenues.

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

Sales of Leased Vehicles and Other Services

Sales of leased vehicles.  We began leasing new vehicles to customers in the fourth quarter of 2011, which is part of our strategy to diversify our revenue drivers in response to the new vehicle registration quota system in Beijing.  Our leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the quota system.  A customer in our leasing program can use the new vehicle according to the leasing arrangement.  The customer makes an initial payment for the full sales price of the automobile, pays a nominal monthly fee, and will either take title to the automobile upon obtaining a license plate or return it for a refund of the then fair value of the automobile.  When this customer obtains a license plate through the new lottery-based licensing system, we then transfer the title of the leased vehicle to the customer and recognize revenues under sales of leased vehicles.  The original license plate of the leased vehicle can be reused by us for other customers.  This practice has helped mitigate slightly the negative impact of the new vehicle registration quota system in Beijing.

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

We earn sales-based commissions on all of the financing and insurance products we sell for third parties, including manufacturer-affiliated finance subsidiaries and insurance companies.  In 2012, we arranged for customer financing and insurance on approximately 22% and 82%, respectively, of the new vehicles purchased at our dealerships.  For the year ended December 31, 2012, insurance and finance services accounted for less than 1.0% of our total revenues.  We do not assume liability for the credit risk associated with these financing transactions, which is instead borne by the financial institutions providing the credit.  We also do not bear any risk related to insurance payments, which is borne by the insurance companies providing the coverage.  We receive favorable pricing on many of the insurance products that we provide as a result of our size and sales volume.

We expect to open a used-car center in Beijing in the first half of 2013. This used-car center will centralize our used car operations across our business segments and individual dealerships and bring it under the management of our headquarters. As we continue our dealership expansion outside Beijing, our used-car business will span across various regions, enabling low-end vehicles traded in at our Beijing dealerships to be sold in tier two and tier three cities in China.

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

Our top suppliers are automobile manufacturers that supply us with new automobiles and spare parts.  Our top three suppliers were FAW-Volkswagen, Audi and FAW-Mazda in 2010 and 2011, respectively, and FAW-Volkswagen, Audi and Shanghai-Volkswagen in 2012. Purchases from our top three suppliers accounted for approximately 68% of our total purchases in 2010, 69% of our total purchases in 2011 and 80% of our total purchases in 2012.  Our top suppliers that accounted for more than 10% of our total purchases were FAW-Volkswagen, Audi and Shanghai-Volkswagen in 2012, Audi, FAW-Volkswagen and Shanghai-Volkswagen in 2011, and Audi, FAW-Volkswagen, FAW-Mazda and Shanghai-Volkswagen in 2010.

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

Occupant	Location	Use	Lease/Own
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	292 Zhangjiadian, Shibalidian Town, Chaoyang District, Beijing	FAW-Volkswagen dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Beijing Ruitong Yulong Investment Co., Ltd., or Ruitong Yulong*
Beijing Aotong Automobile Trading Co., Ltd.	A-1 Yaojiayuan Road East, Dongfangjiye International Auto City, No. 1 Exhibition Hall, Beijing	Audi dealership, 6,100 square meters

We own the facilities; the underlying land is state-owned land on a lease from Beijing Dongfang Jiye Investment Co., Ltd., or Dongfang Jiye, and is part of a larger parcel of land as to which Dongfang Jiye has the land use right*

Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	15 Wanyuan Street, Economic & Technology Development Zone, Beijing	FAW-Mazda dealership, 9,000 square meters	We own the facilities and hold the land use right as to the underlying land
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Block D, 56 East Fourth Ring Expressway South, Chaoyang District, Beijing	Shanghai-Volkswagen dealership, 5,500 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	18 Huayuancui North, Gaobeidian Town, Chaoyang District, Beijing	Toyota dealership, 7,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Block E, 56 East Fourth Ring Expressway South, Beijing	Chang An-Mazda dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Tuozhan Automobile Repair Co., Ltd.	Hengjiezicui, Shibalidian Town, Chaoyang District, Beijing	Auto repair and maintenance store, 1,300 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Lentuo Tongda Automobile Sales Services Co., Ltd.	A-18 Huagong Road, Guangqumenwai Dajie, Chaoyang District, Beijing	FAW-Volkswagen dealership, 6,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Tianjin Ruitai Automobile Sales Services Co., Ltd.	Liqizhuang Road, Wanglanzhuang Village East, Xiqing District, Tianjin	GAC-Honda dealership, 6,698 square meters	We own the facilities; the underlying land is collectively owned rural land on a lease
Beijing Hexinshuntong Automobile Sales Services Co., Ltd.	No. 65 Zone A, Beijing International Automobile Trade and Service Park, Beijing	FAW-Mazda dealership, 2,832 square meters	We own the facilities; the underlying land is state-owned land on a lease from certain third party, and is part of a larger parcel of land as to which such third party has the land use right*
Huizhou Dazhong Automobile Sales Services Co., Ltd.	No. 8 Automobile Market, Yanda Yilu, Huizhou City, Guangdong.	FAW-Volkswagen dealership, 6,000 square meters	We own the facilities and the land use right as to the underlying land
Wenling Yuchen Toyota Automobile Sales Services Co., Ltd.	No. 21-02-288 Xinkaihe Development Zone, Hengshan tou Village, Jinpin Town, Wenling City, Zhejiang	Toyota dealership, 13,803 square meters	We own the facilities; the underlying land is state-owned land on a lease and classified for industrial use

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

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

ITEM 5                                                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2010, 2011 and 2012, included elsewhere in this annual report.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that involve risks and uncertainties.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.  In evaluating our business, you should carefully consider the information provided in “Item 3.  Key Information—D. Risk Factors.”

A.                                    Operating Results

Factors Affecting Our Financial Performance and Results of Operations

We believe the key general factors affecting our financial performance and results of operations include:

•                  Market demand and supply.  Our revenues are significantly affected by the demand for new automobiles in China.  Market demand for automobiles is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China’s road networks and other infrastructure.  The rapid growth of China’s economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization.  These factors helped drive the significant growth in automobile retail sales in China in recent years.  However, the automobile industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers’ respective production capacities.  Since 2011, China’s economic growth has significantly slowed down and the weakening macroeconomic environment gave rise to weaker consumer demand for automobiles in 2012 and our results of operations suffered as a result. If growth in the Chinese economy continues to slow or if the expanded production capacity of automobile manufacturers leads to an over-supply of new vehicles, our revenues and profits may continue to be negatively affected.

•                  Competition.  We face increasing competition in China and our results of operations may be affected not only by competition among automobile manufacturers in terms of vehicle quality, model variety, price and delivery time, but also by competition from other dealerships in the same region who sell the same brands and models of automobiles as we do.  Our financial condition and results of operations may be adversely affected if we fail to successfully compete against such dealerships in terms of price, location, quality of customer service and the ability to attract repeat business. Under increasing pricing pressure, we offer special promotions to attract customers and maintain our market share, which continue to have a negative effect on our gross margins.

•                  Government policies.  Our results of operations may be affected by government policies and regulations relating to the automobile industry in China, such as PRC governmental policies on foreign investment in the automobile retail business as well as any policies or regulations affecting market demand.  The adoption by the government of a new vehicle registration quota system in Beijing, where we generate a substantial majority of our sales, continue to suppress the market demand in our most important automobile retail market and hamper our growth. Any government policies favorable or unfavorable to the automobile retail industry could impact our revenues and results of operations in the future.

Our results of operations in any given period are also directly affected by company-specific factors, including:

•                  Size and scope of our dealership network.  Our revenues are directly affected by the number, location and performance of our franchise dealerships.  Revenues will grow as we seek to increase the size and scope of our dealership network.  We operated 11 franchise dealerships and our sales volumes for the year ended December 31, 2012 amounted to 16,900 vehicles.  We plan to acquire additional existing, or open new, dealerships to diversify our geographic presence in the near future. During the ramp-up period of any new dealerships, our operating results may be negatively affected by the new openings.

•                  Product and service mix.  Changes in product and service mix in connection with our sale of goods and provision of services may affect our profitability and gross margin.  We offer a diversified portfolio of automobile brands, and the Audi brand, our luxury brand, typically generates a higher gross profit margin than our mid-line brands.  The aggregate gross margins from our new vehicle sales vary based on the relative proportion of our sales attributable to mid-line brands and our luxury brand.  In addition, our automobile repair and maintenance services and the arrangement of financing and insurance for our customers generally result in higher gross profit margins than new vehicle sales.  Although a substantial majority of our revenues are currently generated from our new vehicle sales business, we expect to increase the proportion of revenues and profit contributed by our higher margin automobile repair and maintenance service business to meet the increasing market demand.

•                  Pricing.  Our revenues are directly affected by the price of our products and services.  The average selling price of the new vehicles sold by us was RMB169,182 in 2010,  RMB196,197 in 2011, and RMB170,131 in 2012. The average selling price is calculated by dividing the total revenues generated through new vehicle sales by the total number of new vehicles sold by us during the relevant year. We expect the price of new vehicles to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition.  However, our average selling price of new vehicles may fluctuate period over period depending on the mix of vehicles we sell during a particular period that consists of different models in different price ranges.  We seek to increase the sales of vehicle models that generate higher gross margins.

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

Key Components of Results of Operations

Revenues

A substantial majority of our revenues is derived from new vehicle sales.  The remaining portion of our revenues is generated by our automobile repair and maintenance service operations and other sources, such as insurance and finance agency services and car rentals.  A substantial majority of our revenues are currently derived from our operations in Beijing, China.

In the fourth quarter of 2011, we began to generate revenues from sales of leased vehicles, which is part of our strategy to diversify our revenue drivers in response to the new vehicle registration quota system in Beijing.  Our leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the quota system.  A customer in our leasing program can use the new vehicle according to the leasing arrangement.  When this customer obtains a license plate through the new lottery-based licensing system, we then transfer the title of the leased vehicle to the customer and recognize revenues under sales of leased vehicles.

The table below sets forth a breakdown of our revenues by revenue source for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	3,075,045	91.4%	2,664,750	87.8%	2,875,213	461,504	88.1%
Automobile repair and maintenance services	274,076	8.2%	333,755	11.0%	324,974	52,162	10.0%
Sales of leased vehicles	—	—	18,310	0.6%	35,635	5,720	1.1%
Other services	14,548	0.4%	19,403	0.6%	29,465	4,729	0.8%
	3,363,669	100.0%	3,036,218	100.0%	3,265,287	524,115	100.0%

Our revenues from new vehicle sales and automobile repair and maintenance services grew significantly before 2011, driven primarily by increasing market demand for new vehicles and automobile repair and maintenance services in China and our enhanced sales efforts to meet this demand.  In December 2010, Beijing’s municipal government announced a new traffic control policy to limit the annual issuance of new car license plates to 240,000 through a lottery system.  The quota system imposed by the Beijing government have had a negative impact on our results of operations and this impact is expected to continue before (i) we fully diversify our sources of revenues in other cities and (ii) the revenue of repair and maintenance services play a more pivotal role in the overall revenue contribution.  We believe our proactive growth strategy and increased revenue contribution from repair and maintenance services will enable us to offset such negative impact in the long term.

Cost of Goods Sold

The principal components of our cost of goods sold are the cost of new vehicles purchased from automobile manufacturers, the cost of spare parts and automobile accessories, the salaries and compensation expenses of automobile repair and maintenance personnel for our automobile repair and maintenance service operations, amortization of intangible assets (customer relationship) and depreciation of leased automobiles held for sale. Our cost of goods sold decreased slightly from 2010 to 2011, and then increased from 2011 to 2012, consistent with the trend of the new vehicle sales, which accounted for a substantial part of our cost of goods sold. The following table sets forth a breakdown of our cost of goods sold by revenue source for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Cost of goods sold:
New vehicle sales	2,883,938	85.7%	2,540,668	83.7%	2,774,529	445,343	85.0%
Automobile repair and maintenance services	110,487	3.3%	163,242	5.4%	188,859	30,314	5.8%
Sales of leased vehicles	—	—	17,330	0.6%	50,068	8,036	1.5%
Other services	1,177	*	2,802	0.1%	1,499	241	*
	2,995,602	89.0%	2,724,042	89.7%	3,014,955	483,934	92.3%

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

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold.  Gross margin is equal to gross profit divided by revenues.  The table below sets forth a breakdown of our gross profit and gross margin by revenue source for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	Gross Margin	Amount	Gross Margin	Amount		Gross Margin
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Gross profit:
New vehicle sales	191,107	6.2%	124,082	4.7%	100,684	16,161	3.5%
Automobile repair and maintenance services	163,589	59.7%	170,513	51.1%	136,115	21,848	41.9%
Sales of leased vehicles	—	—	980	5.4%	(14,433)	(2,316)	(40.5)%
Other services	13,371	91.9%	16,601	85.6%	27,966	4,488	94.9%
	368,067	10.9%	312,176	10.3%	250,332	40,181	7.7%

All of the automobile retailers in Beijing are adversely affected by the new vehicle registration quota system discussed above.  We believe we maintain a gross margin at or slightly above the industry average in Beijing.  The downward trend of gross margin from our new vehicle sales operations primarily resulted from the increasing market competition after the adoption of the new vehicle registration quota system in Beijing and a weakening macroeconomic environment.  Gross margin for our automobile repair and maintenance services declined from 2010 to 2012, primarily due to the industry-wide pricing pressure and the steady increase of staff costs for repair and maintenance workers as a result of inflation.

Operating Expenses

Our operating expenses consist of selling, marketing and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Operating expenses:
Selling, marketing and distribution expenses	52,173	1.6%	91,438	3.0%	101,544	16,298	3.1%
General and administrative expenses	37,824	1.1%	54,274	1.8%	63,295	10,160	1.9%
Loss from impairment of intangible assets	—	—	—	—	26,450	4,246	0.8%
	89,997	2.7%	145,712	4.8%	191,289	30,704	5.9%

Selling, Marketing and Distribution Expenses.  Our selling, marketing and distribution expenses primarily include salaries and other compensation expenses of employees in vehicle sales and customer service departments, provisions for depreciation of properties used for sales purposes, advertising and promotion expenses and utilities and rental expenses for dealership premises or underlying lands used in sales activities. Our selling, marketing and distribution expenses increased substantially in 2011 primarily as a result of our proactive advertising campaign following our successful IPO and NYSE listing to promote our brand name.  These expenses increased in 2012 primarily due to the increase of staff salaries driven by inflation and the increase of rental expenses, depreciation and utility expenses as a result of the expansion of our dealership network during 2011.

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

Loss from impairment of intangible assets.  We test dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment.  As of December 31, 2012, we completed our annual impairment test on the indefinite-lived dealership agreements and recorded an impairment loss of RMB26.5 million (US$4.2 million).  The dealership agreement impairment charges reflected an excess of carrying amounts over fair values as of December 31, 2012.

Interest Expense

Our interest expense primarily includes interest paid on short-term loans and bills payable, interest on late tax payments and miscellaneous bank charges. For the years ended December 31, 2010, 2011 and 2012, interest expenses represented 1.5%, 2.1% and 2.3% of our revenues, respectively. We use short-term loans for working capital purposes, including financing our new vehicle purchases. Bills payable are guaranteed by restricted cash and are used to pay for new vehicle purchases as well. During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable. During a period of weak vehicle sales, the average balances of our short-term loans often increase and we also maximize the use of bills payable to finance vehicle purchases, resulting in increased interest expenses.

Our interest expenses on short-term loans and bills payable have increased primarily as a result of our expanding operations.  Our interest expenses related to unrecognized tax benefits and tax payables are mainly interest charges as a result of our underpayment of tax in 2007 and 2008.

	Year Ended December 31,
	2010		2011		2012
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Interest expense:
Interest on short-term loans	21,434	0.6%	23,704	0.8%	41,726	6,697	1.3%
Capitalized interest on short-term loans	—	—	—	—	(10,966)	(1,760)	(0.3)%
Interest on bills payable	7,552	0.2%	15,923	0.5%	21,908	3,516	0.7%
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	20,909	0.6%	16,971	0.6%	16,592	2,663	0.5%
Bank charge	3,937	0.1%	4,962	0.2%	4,413	709	0.1%
	53,832	1.5%	61,560	2.1%	73,673	11,825	2.3%

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

PRC

Pursuant to the PRC EIT law and relevant regulations that were applicable before January 1, 2008, our PRC subsidiary and affiliated entities were generally subject to enterprise income taxes at a statutory rate of 33%.  Such income tax rate was reduced to 25% under the current EIT law that became effective on January 1, 2008.  The effective tax rate applicable to our operations, which are located entirely in the PRC, was 28% in 2010, 33% in 2011 and (203)% in 2012. The substantial increase of our effective tax rate in 2012 was primarily due to the fact that our taxable income declined significantly in 2012 but a substantial portion of our tax expenses, which mainly resulted from our late tax payment from 2007 to 2008, remained unchanged in 2012.

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

For the years ended December 31, 2007 and 2008, we underpaid our PRC income tax, which resulted in an unrecognized tax benefit.  The relevant PRC tax authorities require us to pay in full all of our outstanding taxes for 2007 and 2008, including interest charges on the late payments, by December 2014 according to an agreed upon payment schedule.

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

Our purchase arrangements with certain automobile manufacturers entitle us to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods.  We account for these rebates in accordance with ASC sub-topic 605-50, Revenue Recognition: Customer Payments and Incentives.  Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on our purchase estimates.  For rebates based on achieving a specified cumulative level of purchases, we calculate the amount of rebate based on our actual purchase volume to date from the automobile manufacturer multiplied by the applicable rebate rate for the cumulative purchase level we expect to achieve.  As a result, the amount of rebates can vary should our estimate differ from the actual amount of purchases made.  We develop our purchase estimates from each automobile manufacturer based on various factors, including historical sales data, market data on expected demand for our products and our historical experience in achieving purchase rebates.  Accordingly, a significant decline in market demand for vehicles on which we are eligible to receive purchase rebates could also result in variability in our rebate accrual.  Historically we have not experienced any significant variability in our rebate estimates. However, there is uncertainty as to whether the variability in demand for vehicles can be reasonably estimated.  Since the terms of our rebate programs with automobile manufacturers have remained relatively unchanged, the methods and assumptions used in our estimates of volume purchase rebate accruals have not changed significantly over the past three fiscal years, and we do not expect them to change in the future.  Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized.  Rebates relating to vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2012 was related to the acquisitions we made during 2011. In accordance with ASC topic 350 (“ASC 350”), Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss.  The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized an impairment loss.

The annual goodwill impairment test is performed on December 31 of each year. For the year ended December 31, 2012, we adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), pursuant to which we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. For the year ended December 31, 2012, we assessed that it was more-likely-than-not that the fair values of our reporting units were less than their carrying amounts and performed a quantitative test.

As of December 31, 2012, we completed our annual impairment test on goodwill that has arisen from the business combinations during 2011. We determined the fair value of the reporting units using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting units were based on six years projections. Cash flow projections were based on past experience, actual operating results, and management’s best estimates about future developments as well as certain market assumptions. Cash flows after the forecast period were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long-term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 14% was derived and used in the valuations which reflect the market assessment of the risks specific to our company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting units was less than the carrying value, and as such, we were not required to complete the second step. As such, no impairment losses were recognized for December 31, 2012.

Intangible assets

Intangible assets are carried at cost less any accumulated amortization and recorded impairment.  Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization. The intangible assets as of December 31, 2011 and 2012 include customer relationships with an estimated useful life of 10 years and dealership agreements that have an indefinite useful life. Customer relationships are amortized on a straight-line basis over their useful life, and dealership agreements are not amortized.

We evaluate intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Impairment or Disposal of Long-Lived Assets.

We test intangible assets with indefinite lives for impairment annually or more frequently if events or circumstances indicate possible impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill.  The impairment test for indefinite-lived intangible assets consists of comparing the carrying amount of the intangible asset to its fair value. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate. Any excess of the carrying amount over the asset’s fair value is recorded as an impairment charge.

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

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	3,075,045	2,664,750	2,875,213	461,504
Automobile repair and maintenance services	274,076	333,755	324,974	52,162
Sales of leased vehicles	—	18,310	35,635	5,720
Other services	14,548	19,403	29,465	4,729
	3,363,669	3,036,218	3,265,287	524,115
Cost of goods sold:
New vehicle sales	(2,883,938)	(2,540,668)	(2,774,529)	(445,343)
Automobile repair and maintenance services	(110,487)	(163,242)	(188,859)	(30,314)
Sales of leased vehicles	—	(17,330)	(50,068)	(8,036)
Other services	(1,177)	(2,802)	(1,499)	(241)
	(2,995,602)	(2,724,042)	(3,014,955)	(483,934)
Gross profit	368,067	312,176	250,332	40,181
Operating expenses:
Selling, marketing and distribution expenses	(52,173)	(91,438)	(101,544)	(16,298)
General and administrative expenses	(37,824)	(54,274)	(63,295)	(10,160)
Loss from impairment of intangible assets	—	—	(26,450)	(4,246)
Total operating expenses	(89,997)	(145,712)	(191,289)	(30,704)
Operating income	278,070	166,464	59,043	9,477
Interest income	1,102	3,182	7,143	1,146
Interest expenses	(53,832)	(61,560)	(73,673)	(11,825)
Exchange loss	(3,018)	(9,100)	(8)	(1)
Other income, net	2,144	1,407	1,475	237
Income/(loss) before income tax expenses	224,466	100,393	(6,020)	(966)
Income tax expense	(63,093)	(33,291)	(12,199)	(1,958)
Net income/(loss) and comprehensive income/(loss)	161,373	67,102	(18,219)	(2,924)
Net loss and comprehensive loss attributable to non-controlling interest	—	(815)	(12,761)	(2,048)
Net income/(loss) and comprehensive income/(loss) attributable to ordinary shareholders	161,373	67,917	(5,458)	(876)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues.  Our revenues increased by 7.5% to RMB3,265.3 million ($524.1 million) in 2012 from RMB3,036.2 million in 2011, resulting primarily from the increase in revenues from new vehicle sales, which was partially offset by the decrease in revenues from automobile repair and maintenance services.

Revenues from new vehicle sales increased by 7.9% to RMB2,875.2 million ($461.5 million) in 2012 from RMB2,664.8 million in 2011.  In 2012, we sold 16,900 vehicles, representing a 24.4% increase from 13,582 in 2011, primarily attributable to the sales contribution from the dealerships newly established or acquired in mid or late 2011.  The average new vehicle unit price in 2012 was RMB170,131 ($27,308), a 13.3% decrease from RMB196,197 in 2011.  This decrease was primarily caused by the promotions we implemented to drive sales volume in response to the increasing pricing pressure in a more competitive automobile retail environment. In particular, we offered substantial discounts in response to the decreasing demand for Japanese automobiles as a result of the heightened tension between China and Japan over territorial disputes in 2012.

Revenues from automobile repair and maintenance services decreased by 2.6% to RMB325.0 million ($52.2 million) in 2012 from RMB333.8 million in 2011.  We serviced 189,268 vehicles at our dealerships, representing a 23.4% increase over 2011.  Despite this increase in volume, revenues slight decreased primarily due to the decrease of average selling prices as we offer discounts to attract and retain service customers.

Cost of goods sold.  Our cost of goods sold increased by 10.7% to RMB3,015.0 million ($483.9 million) in 2012 from RMB2,724.0 million in 2011, primarily as a result of increased sales of new vehicles in 2012.

Gross profit and gross margin.  Our gross profit in 2012 decreased by 19.8% to RMB250.3 million ($40.2 million) from RMB312.2 million in 2011, primarily due to the lower margins in both new vehicle sales and repair and maintenance services caused by increasing pricing pressure in a more competitive automobile retail market.  Our overall gross margin decreased to 7.7% in 2012 from 10.3% in 2011.  Our gross margin for new vehicle sales decreased to 3.5% in 2012 from 4.7% in 2011, primarily due to the price discounts we offered to achieve sales volume, particularly for our Japanese brands that were adversely affected by the lack of consumer demand during 2012 as a result of the heightened tension between China and Japan over territorial disputes.  Gross margin for repair and maintenance services decreased to 41.9% in 2012 from 51.1% in 2011, primarily as a result of (i) the promotional activities we conducted to drive sales volume and (ii) the increase in personnel costs for repair and maintenance workers driven by inflation and headcount growth from the new dealerships.

Selling, marketing and distribution expenses.  Our selling, marketing and distribution expenses increased by 11.1% to RMB101.5 million ($16.3 million) in 2012 from RMB91.4 million in 2011, primarily due to (i) the increase in salary for sales related staff driven by inflation and headcount growth from the new dealerships, and (ii) the increase of rental, utilities, depreciation and other expenses in connection with the expansion of our dealership network.  As a percentage of total revenues, selling, marketing and distribution expenses remained stable at 3.1% in 2012, compared to 3.0% in 2011.

General and administrative expenses.  Our general and administrative expenses increased by 16.6% to RMB63.3 million ($10.2 million) in 2012 from RMB54.3 million in 2011, primarily due to (i) the increase in salary and benefits for managerial and administrative staff as a result of inflation and headcount growth, and (ii) the increase of depreciation, amortization, land use right rental and maintenance expenses in connection with the expansion of our dealership network.  As a percentage of total revenues, general and administrative expenses remained stable at 1.9% in 2012, compared to 1.8% in 2011.

Operating income and operating margin.  Our operating income for 2012 decreased by 64.6% to RMB59.0 million ($9.5 million) from RMB166.5 million in 2011.  Our operating margin in 2012 was 1.8%, compared to 5.5% in 2011.  The decrease of the operating margin was mainly attributable to the decrease in overall gross profit as well as the increased operating expenses.

Income tax expenses.  Our income tax expenses in 2012 were RMB12.2 million ($2.0 million), representing an effective tax rate of (203)%, compared to an effective tax rate of 33% in 2011.  The substantial increase of our effective tax rate was primarily due to the fact that our taxable income declined significantly in 2012 but a substantial portion of our tax expenses, which mainly resulted from our late tax payment from 2007 to 2008, remained unchanged in 2012.

Net income/(loss) and comprehensive income/(loss) attributable to our ordinary shareholders.  Primarily as a result of the foregoing, our net loss attributable to ordinary shareholders in 2012 was RMB5.5 million ($0.9 million), compared to net income of RMB67.9 million in 2011.

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

Cost of goods sold.  Our cost of goods sold decreased by 9.1% to RMB2,724.0 million ($432.8 million) in 2011 from RMB2,995.6 million in 2010, primarily as a result of decreased sales of new vehicles.

Gross profit and gross margin.  Our gross profit in 2011 decreased by 15.2% to RMB312.2 million ($49.6 million) from RMB368.1 million in 2010.  The decrease in gross profit was primarily due to (i) the decrease in revenues from new vehicles sales caused by the reduction in demand in Beijing as a result of the new vehicle quota system, and (ii) the increase in our personnel costs driven by inflation and headcount increase for our repair and maintenance services in 2011.  The declining sales volume of new vehicles will continue to put significant pressure on our overall gross profit.  Our overall gross margin decreased to 10.3% in 2011 from 10.9% in 2010.  Our gross margin for new vehicle sales decreased to 4.7% in 2011 from 6.2% in 2010, primarily due to the price discounts we offered to achieve sales volume.  Gross margin for repair and maintenance services decreased to 51.1% in 2011 from 59.7% in 2010, primarily as a result of the price discounts we implemented to drive sales and the increase in personnel costs driven by inflation and headcount growth.

Selling, marketing and distribution expenses.  Our selling, marketing and distribution expenses increased by 75.1% to RMB91.4 million ($14.5 million) in 2011 from RMB52.2 million in 2010, primarily due to (i) the increase in advertising and marketing expenses as a result of our proactive advertising campaign following our successful IPO and NYSE listing to promote our brand name in Beijing and other markets, (ii) the increase in salary and benefits for sales related staff driven by inflation and (iii) the increase of expenses in connection with the expansion of our dealership network.  As a percentage of total revenues, selling, marketing and distribution expenses increased to 3.0% in 2011 from 1.6% in 2010.

General and administrative expenses.  Our general and administrative expenses increased by 43.7% to RMB54.3 million ($8.6 million) in 2011 from RMB37.8 million in 2010, primarily due to (i) the increase in salary and benefits for managerial and administrative staff as a result of inflation and headcount growth, (ii) the increase of depreciation, amortization, land use right rental and maintenance expenses in connection with the expansion of our dealership network and (iii) increased expenses as a result of our becoming a public company.  As a percentage of total revenues, general and administrative expenses increased to 1.8% in 2011 from 1.1% in 2010.

Operating income and operating margin.  Our operating income for 2011 decreased by 40.1% to RMB166.5 million ($26.5 million) from RMB278.1 million in 2010.  Our operating margin in 2011 was 5.5%, compared to 8.3% in 2010.  The decrease of the operating margin was mainly attributable to the decrease in overall gross margin as well as the increased operating expenses.

Income tax expenses.  Our income tax expenses in 2011 were RMB33.3 million ($5.3 million), representing an effective tax rate of 33%, compared to an effective tax rate of 28% in 2010.  The increase of our effective tax rate was primarily due to the fact that our taxable income decreased but a substantial portion of the tax expenses, which resulted from our late tax payment from 2007 to 2008, remained unchanged in 2011.

Net income and comprehensive income attributable to our ordinary shareholders.  Primarily as a result of the foregoing, our net income attributable to ordinary shareholders in 2011 was RMB67.9 million ($10.8 million), a decrease of 57.9% from RMB161.4 million in 2010.

Discussion of Segment Operations

In our management’s view, we currently operate through seven operating segments corresponding to the dealerships that offer and service seven different brands of vehicles, including Audi, FAW-Volkswagen, FAW-Mazda, Shanghai-Volkswagen, Toyota, Chang An-Mazda and GAC-Honda.  Combined revenues from the Audi, FAW-Volkswagen and FAW-Mazda dealerships accounted for 69.6%, 69.3% and 69.6% of our total revenues in 2010, 2011 and 2012, respectively.  Net income from these dealerships accounted for a substantially majority of our net income in 2010, 2011 and 2012, respectively.

The table below sets forth our revenues, gross profit, operating expenses and income from continuing operations at our dealerships of three largest brands for the periods indicated, followed by a discussion of the key components of results of operations for each of these dealerships.

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(Amounts in thousands)
Revenues
Audi
New vehicle sales	937,043	957,338	845,436	135,702
Automobile repair and maintenance services	120,335	141,623	131,820	21,159
Sales of leased vehicles	—	8,977	11,751	1,886
Other services	3,746	7,727	8,725	1,400
Total	1,061,124	1,115,665	997,732	160,147
FAW-Volkswagen
New vehicle sales	719,370	521,918	814,443	130,727
Automobile repair and maintenance services	33,062	43,549	51,252	8,227
Sales of leased vehicles	—	3,491	7,362	1,182
Other services	2,359	3,603	11,043	1,773
Total	754,791	572,561	884,100	141,909
FAW-Mazda
New vehicle sales	479,549	362,566	336,594	54,027
Automobile repair and maintenance services	41,944	48,512	40,371	6,480
Sales of leased vehicles	—	3,189	11,844	1,901
Other services	2,173	2,065	3,116	500
Total	523,666	416,332	391,925	62,908
Gross profit
Audi
New vehicle sales	93,549	64,642	41,819	6,713
Automobile repair and maintenance services	73,949	83,579	70,438	11,307
Sales of leased vehicles	—	629	580	93
Other services	3,743	7,725	8,724	1,400
Total	171,241	156,575	121,561	19,513
FAW-Volkswagen
New vehicle sales	54,746	28,869	42,661	6,847
Automobile repair and maintenance services	18,224	17,231	16,310	2,618
Sales of leased vehicles	—	198	447	72
Other services	2,159	3,263	10,028	1,609
Total	75,129	49,561	69,446	11,146
FAW-Mazda
New vehicle sales	13,960	3,229	7,391	1,186
Automobile repair and maintenance services	28,369	24,841	16,929	2,717
Sales of leased vehicles	—	33	231	37
Other services	2,008	2,004	2,926	470
Total	44,337	30,107	27,477	4,410
Operating Expenses
Audi	(25,681)	(38,298)	(34,424)	(5,526)
FAW-Volkswagen	(10,495)	(18,367)	(31,801)	(5,103)
FAW-Mazda	(12,757)	(18,121)	(33,613)	(5,396)
Net Income/(loss)
Audi	94,567	69,784	46,499	7,463
FAW-Volkswagen	38,607	11,704	13,790	2,214
FAW-Mazda	18,946	1,661	(11,492)	(1,845)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Audi

Revenues.  Revenues at the Audi dealership decreased by 10.6% from 2011 to 2012, primarily due to a 11.7% decrease in revenues from new vehicle sales and a 6.9% decrease in revenues from automobile repair and maintenance services.  The decrease in revenues from new vehicle sales was primarily attributable to a 14.0% decrease in the average selling price per unit to RMB367,421 in 2012 from RMB427,383 in 2011 as a result of price discounts offered to attract customers and fend off competition. Our new vehicle sales volume increased by 2.7% to 2,301 units in 2012 from 2,240 units in 2011, driven by our promotional efforts.  The decrease in revenues from repair and maintenance services was primarily due to the decrease in service volume. A number of competing Audi dealerships opening in Beijing in 2012 offered substantial promotions, which lured away service customers to certain extent.  The number of vehicles serviced at the Audi dealership decreased by 10.8% to 32,767 units in 2012 from 36,732 units in 2011.

Gross profit and gross margin.  Gross profit at the Audi dealership decreased by 22.4% from 2011 to 2012.  Gross profit from new vehicle sales decreased by 35.3% from 2011 to 2012, primarily due to the decrease of sales revenues and sales premium on the new vehicles sold.  Gross profit from repair and maintenance services decreased by 15.7% from 2011 to 2012, primarily attributable to the decrease of the service volume.  Overall gross margin decreased to 12.2% in 2012 from 14.0% in 2011.  Gross margin for new vehicle sales decreased to 4.9% in 2012 from 6.8% in 2011 due to the lower selling prices in 2012.  Gross margin for repair and maintenance services decreased to 53.4% in 2012 from 59.0% in 2011, primarily due to the price discounts we implemented to promote our services and the increase of personnel costs due to inflation.

Operating expenses.  Operating expenses at the Audi dealership decreased by 10.1% from 2011 to 2012, primarily due to the decrease in bonuses for new vehicle sales personnel as a result of declined revenues.  Operating expenses as a percentage of total revenues remained stable at 3.5% in 2012, compared to 3.4% in 2011.

Net income.  Primarily as a result of the factors discussed above, net income at the Audi dealership decreased by 33.4% from 2011 to 2012.

FAW-Volkswagen

Revenues.  Revenues at the FAW-Volkswagen dealerships increased by 54.4% from 2011 to 2012, driven by a 56.0% increase in revenues from new vehicle sales and a 17.7% increase in revenues from automobile repair and maintenance services.  The increase in revenues from new vehicle sales was due to a 66.1% increase in our sales volume to 6,393 units in 2012 from 3,848 units in 2011, driven by the sales contribution from the dealerships newly established or acquired in late 2011.  Such increase in volume was partially offset by a 6.1% decrease in the average selling price per unit to RMB127,396 in 2012 from RMB135,634 in 2011, primarily due to promotions launched in an attempt to increase sales volume.  The increase in revenues from repair and maintenance services primarily reflects the increased service volume from the dealerships newly added in mid 2011.  The number of vehicles serviced at the FAW-Volkswagen dealerships increased by 39.1% to 37,467 units in 2012 from 26,932 units in 2011.

Gross profit and gross margin.  Gross profit at the FAW-Volkswagen dealerships increased by 40.1% from 2011 to 2012.  Gross profit from new vehicle sales increased by 47.8% from 2011 to 2012, primarily due to the increase of new vehicle sales volume.  Gross profit from repair and maintenance services decreased by 4.0% from 2011 to 2012, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2012.  Overall gross margin decreased to 7.9% in 2012 from 8.7% in 2011.  Gross margin for new vehicle sales slightly decreased to 5.2% in 2012 from 5.5% in 2011, primarily due to the reduction in average selling prices, the effect of which was offset by the sales rebates received as a result of the higher sales volume in 2012.  Gross margin for repair and maintenance services decreased to 31.8% in 2012 from 39.6% in 2011, due to the same reasons as discussed above regarding the decrease of gross profit.

Operating expenses.  Operating expenses at the FAW-Volkswagen dealerships increased by 73.1% from 2011 to 2012, resulting primarily from (i) the increase in staff salaries driven by inflation and headcount growth and (ii) the increase of expenses in connection with the expansion of our FAW-Volkswagen dealership network.  Operating expenses as a percentage of total revenues increased to 3.6% in 2012 from 3.2% in 2011.

Net income.  Primarily as a result of the factors discussed above, net income at the FAW-Volkswagen dealerships increased by 17.8% from 2011 to 2012.

FAW-Mazda

Revenues.  Revenues at the FAW-Mazda dealerships decreased by 5.9% from 2011 to 2012, primarily due to a 7.2% decrease in revenues from new vehicle sales and a 16.8% decrease in revenues from automobile repair and maintenance services.  Revenues from new vehicle sales decreased primarily due to (i) the 6.7% decrease in the average selling price per unit to RMB129,609 in 2012 from RMB138,861 in 2011 as a result of the special promotions offered to drive sales volume and (ii) the 0.5% decrease in our sales volume to 2,597 units in 2012 from 2,611 units in 2011, mainly caused by the decreasing market demand for Japanese automobiles in 2012, the effect of which was offset by the additional sales contribution from a dealership acquired in 2011.  The decrease in revenues from repair and maintenance services was primarily caused by the decrease in average selling prices as a result of our promotional activities, partially offset by an increase in service volume resulting from the addition of a new dealership in the second half of 2011. The number of vehicles serviced at the FAW-Mazda dealerships increased by 24.0% to 31,931 units in 2012 from 25,741 units in 2011.

Gross profit and gross margin.  Gross profit at the FAW-Mazda dealerships decreased by 7.0% from 2011 to 2012.  Gross profit from repair and maintenance services decreased by 31.9% from 2011 to 2012, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2012.  Such decrease was partially offset by an increase in gross profit from new vehicle sales by 128.9% from 2011 to 2012, primarily attributable to the increase of sales rebates received from the manufacturer that strengthened the rebate policy based on customer satisfaction results in 2012.  Overall gross margin decreased to 7.0% in 2012 from 7.2% in 2011.  Gross margin for new vehicle sales increased to 2.2% in 2012 from 0.9% in 2011, primarily due to increased sales rebates.  Gross margin for repair and maintenance services decreased to 41.9% in 2012 from 51.2% in 2011, primarily due to the same reasons discussed above with respect to the decrease of gross profit.

Operating expenses.  Operating expenses at the FAW-Mazda dealerships increased by 85.5% from 2011 to 2012, resulting primarily from (i) the increase in staff salaries driven by inflation and headcount growth, (ii) the increase of expenses in connection with the expansion of our FAW-Mazda dealership network and (iii) the loss from impairment of dealership agreements.  Operating expenses as a percentage of total revenues increased to 8.6% in 2012 from 4.4% in 2011.

Net loss.  Primarily as a result of the factors discussed above, the FAW-Mazda dealerships incurred a net loss of RMB11.5 million in 2012, compared to a net income of RMB1.7 million in 2011.

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

Net income.  Primarily as a result of the factors discussed above, net income at the Audi dealership decreased by 26.1% from 2010 to 2011.

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

Gross profit and gross margin.  Gross profit at the FAW-Volkswagen dealerships decreased by 34.0% from 2010 to 2011.  Gross profit from new vehicle sales decreased by 47.3% from 2010 to 2011, primarily due to the decrease of new vehicle sales volume.  Gross profit from repair and maintenance services decreased by 5.4% from 2010 to 2011, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2011.  Overall gross margin decreased to 8.7% in 2011 from 10.0% in 2010.  Gross margin for new vehicle sales decreased to 5.5% in 2011 from 7.6% in 2010, primarily due to a general reduction in selling prices and in sales rebates received as a result of the lower sales volume in 2011.  Gross margin for repair and maintenance services decreased to 39.6% in 2011 from 55.1% in 2010, due to the same reasons as discussed above regarding the decrease of gross profit.

Operating expenses.  Operating expenses at the FAW-Volkswagen dealerships increased by 75.0% from 2010 to 2011, resulting primarily from (i) the increase in advertising and marketing expenses as a result of our advertising campaign to promote our brand and services, (ii) the increase in staff salary and benefits driven by inflation and headcount growth and (iii) the increase of expenses in connection with the expansion of our FAW-Volkswagen dealership network from one dealership to three dealerships.  Operating expenses as a percentage of total revenues increased to 3.2% in 2011 from 1.4% in 2010.

Net income.  Primarily as a result of the factors discussed above, net income at the FAW-Volkswagen dealerships decreased by 69.7% from 2010 to 2011.

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

Gross profit and gross margin.  Gross profit at the FAW-Mazda dealerships decreased by 32.1% from 2010 to 2011.  Gross profit from new vehicle sales decreased by 76.9% from 2010 to 2011, primarily due to the decrease of new vehicle sales volume and gross margin.  Gross profit from repair and maintenance services decreased by 12.4% from 2010 to 2011, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2011.  Overall gross margin decreased to 7.2% in 2011 from 8.5% in 2010.  Gross margin for new vehicle sales decreased to 0.9% in 2011 from 2.9% in 2010, primarily due to a general reduction in sales rebates received as a result of the lower sales volume in 2011.  Gross margin for repair and maintenance services decreased to 51.2% in 2011 from 67.6% in 2010, primarily due to the same reasons discussed above with respect to the decrease of gross profit.

Operating expenses.  Operating expenses at the FAW-Mazda dealerships increased by 42.0% from 2010 to 2011, resulting primarily from (i) the increase in advertising and marketing expenses as a result of our advertising campaign to promote our brand and services, (ii) the increase in staff salary and benefits driven by inflation and headcount growth and (iii) the increase of expenses in connection with the expansion of our FAW-Mazda dealership network from one dealership to two dealerships.  Operating expenses as a percentage of total revenues increased to 4.4% in 2011 from 2.4% in 2010.

Net income.  Primarily as a result of the factors discussed above, net income at the FAW-Mazda dealerships decreased by 91.2% from 2010 to 2011.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	$
	(Amounts in thousands)
Net cash provided by (used in) operating activities	429,899	(109,273)	94,970	15,244
Net cash provided by (used in) investing activities	203,870	(554,035)	70,307	11,285
Net cash provided by (used in) financing activities	97,221	23,242	(7,714)	(1,238)
Net increase/(decrease) in cash and cash equivalents	729,768	(640,457)	157,516	25,283
Cash and cash equivalents, beginning of year	72,082	801,850	161,393	25,905
Cash and cash equivalents, end of year	801,850	161,393	318,909	51,188

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

Net cash provided by operating activities was RMB95.0 million ($15.2 million) in 2012.  This was derived from net loss of RMB18.2 million ($2.9 million) in that year, as primarily adjusted by (i) adding RMB115.1 million ($18.5 million) primarily due to increased deposits from leased vehicles held for sale, (ii) deducting RMB96.1 million ($15.4 million) for increased advances to suppliers for new vehicle purchase, (iii) adding RMB83.5 million ($13.4 million) for decreased inventories, and (iv) deducting RMB58.9 million ($9.4 million) for leased vehicles held for sales.

Net cash used in operating activities was RMB109.3 million in 2011.  This was derived from net income of RMB67.1 million in that year, as primarily adjusted by (i) adding RMB211.8 million for decreased advances to suppliers for new vehicle purchase, (ii) deducting RMB169.5 million for increased inventories, (iii) deducting RMB147.7 million for leased vehicles held for sale, (iv) deducting RMB107.8 million for decreased taxes payable, (v) deducting RMB85.9 million for decreased deposits from third parties to us in return for the right to display our automobiles in those third parties’ premises, and (vi) adding RMB75.8 million as a result of our increased use of bills payable to pay for new vehicle purchases in 2011 as compared to the previous year.

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

Investing Activities.

Net cash provided by investing activities was RMB70.3 million ($11.3 million) in 2012, primarily consisting of (i) receipt of deposit return of RMB173.0 million ($27.8 million) in connection with a potential business acquisition that did not materialize and (ii) use of RMB167.1 million ($26.8 million) in the purchase of property and equipment.

Net cash used in investing activities was RMB554.0 million in 2011, primarily consisting of (i) prepayment of RMB173.0 million for business acquisition, (ii) prepayment of RMB131.3 million for long-term assets, (iii) investments of RMB108.2 million in new subsidiaries, and (iv) use of RMB85.8 million in the purchase of property and equipment.

Net cash provided by investing activities was RMB203.9 million in 2010, primarily consisting of a decrease of RMB227.9 million in amounts due from related parties.

Financing Activities.

Net cash used in financing activities was RMB7.7 million ($1.2 million) in 2012, primarily resulting from a cash outflow of RMB5.6 million ($0.9 million) by the netting of repayments of short-term loans and proceeds from short-term loans.

Net cash provided by financing activities was RMB23.2 million in 2011, primarily resulting from a cash inflow of RMB40.7 million by the netting of proceeds from short-term loans and repayments of short-term loans.

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

Capital Resources and Capital Expenditures.

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, as well as the sale of ordinary shares in a private placement and in our initial public offering.  We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We finance our inventory purchases primarily through short-term credit facilities from the financing arms of automobile manufacturers and a number of Chinese domestic banks.  Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from three to twelve months. Our short-term loans amounted to RMB241.1 million as of December 31, 2010, RMB370.9 million as of December 31, 2011 and RMB365.3 million ($58.6 million) as of December 31, 2012.  The interest rates for these short-term loans ranged from 4.83% to 10.25% for the year ended December 31, 2012.  Our short-term loans are (i) guaranteed by Mr. Hetong Guo, our ultimate controlling shareholder and other related parties, (ii) guaranteed by Mr. Hetong Guo and other related parties and secured by our property, equipment and land use rights or (iii) unsecured.  None of the short-term credit facilities or short-term loans subjects us to any restrictive covenants.  We expect our borrowings from the financial institutions are primarily short-term credit facilities.

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

Our capital expenditures mainly consist of purchases of new vehicles for customer test drive purposes in 2010, construction or acquisition of new dealerships and expansion of existing dealerships in 2011 and 2012.  Our capital expenditures amounted to approximately RMB12.5 million, RMB205.8 million and RMB167.1 million ($26.8 million) for the years ended December 31, 2010 2011 and 2012, respectively.  The increased level of capital expenditures in 2011 and 2012 compared to 2010 was mainly funded through proceeds of our initial public offering and cash flows from operations.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our expected cash requirements for working capital and certain capital expenditure purposes in 2013.  We may consider additional financing to fund other capital expenditure needs.  We may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions.  We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our shareholders.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

E.                                    Off-Balance Sheet Commitments and Arrangements

As of April 30, 2013, we did not have any material off-balance sheet commitments or arrangements.  We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	$	RMB	$	RMB	$	RMB	$	RMB	$
	(Amounts in thousands)
Short-term borrowings	365,274	58,631	365,274	58,631	—	—	—	—	—	—
Interest payable of short-term borrowings	28,899	4,639	28,899	4,639	—	—	—	—	—	—
Operating lease commitments	77,050	12,368	9,051	1,453	14,501	2,328	12,125	1,946	41,373	6,641
Total	471,223	75,638	403,224	64,723	14,501	2,328	12,125	1,946	41,373	6,641

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

Name	Age	Position/ Title
Hetong Guo	53	Founder and Chairman of Board of Directors
Min Xu	41	Director
Weimin Yin	41	Director
Chunsheng Zhou	46	Independent Director
Guojun Xing	54	Independent Director
Ganshun Li	58	Independent Director
Jianbin Luo	48	Independent Director
Jeff B. DeBoer	48	Independent Director
Jing Yang	39	Chief Executive Officer
Jianping Chen	39	Chief Financial Officer
Jiangyu Luo	48	Financial Controller

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

Mr. Jeff B. DeBoer became an independent director of our company in October 2012. He has over 24 years of experience in financial management, including ten years as chief financial officer of Lithia Motors, Inc. (NYSE: LAD), the ninth largest automotive retailer in the United States.  Mr. DeBoer is currently the chief operating officer of FRED Distribution and a consultant for many different companies.  Prior to this role, he served as managing director of the Finance & Securities Analysis Center of the University of Oregon.  He served as senior vice president and chief financial officer of Lithia Motors from 2000 to 2010 and as vice president of finance and investor relations from 1997 to 2000.  Mr. DeBoer also worked as an analyst and a sector fund manager at Fidelity Investments International in Tokyo, Japan, from 1994 to 1997, managing over $1.5 billion in funds.  From 1988 to 1992, he was a business promotion and account officer in the international division of The Fuji Bank, Ltd. in Tokyo.  Mr. DeBoer received a bachelor’s degree in Asian Studies with focus on Japan and China from Pomona College in 1988 and an MBA degree with concentration in international finance and investment theory from the London Business School in 1994.

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

Ms. Jianping Chen has been the chief financial officer of our company since August 2011.  Prior to joining us, she served as chief financial officer of Dongsheng Pharmaceutical International Corp. from May 2010 to July 2011. Prior to that, Ms. Chen served as international finance manager and treasury manager at Prudential Financial from 2002 to 2010. From 1996 to 1999, she worked as business development manager or specialist at various enterprises in Shanghai.  Ms. Chen received an MBA degree from the Wharton School of the University of Pennsylvania in 2008, a master’s degree in Accounting from Iowa State University in 2001 and a bachelor’s degree in International Business from Huazhong University of Science and Technology in 1996. Ms. Chen is a Certified Public Accountant in the United States.

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

B.                                   Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2012, we paid aggregate cash compensation of RMB2.5 million ($0.4 million) to our directors and executive officers.

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

The service contracts of our directors do no provide for benefits upon termination of their directorship.

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

D.                                    Employees

We employed 1,413 people as of March 31, 2013.  We believe our relationship with our employees is favorable.  The following table sets forth the number of our employees categorized by our areas of operation as of March 31, 2013:

Number of Employees
Vehicle sales	327
Automobile repair and maintenance services	575
Customer service and marketing	138
Finance and treasury (including dealership cashiers)	120
Administrative	102
Senior management	21
Logistics, trainees and other	130
Total	1,413

As required by PRC regulations, we participate in various mandatory employee benefit plans that are provided by municipal and provincial governments, including housing, pension, medical, unemployment benefits, personal injury insurance and maternity insurance plans.  We are required under these regulations to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.  The total amount of contributions we made to employee benefit plans for the year ended December 31, 2012 was approximately RMB15.9 million ($2.6 million).

Our employees are not represented by any collective bargaining agreements or labor unions.  We have not experienced any labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule13(d)(3) of the Exchange Act, of our ordinary shares, as of March 31, 2013 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Hetong Guo(3)	29,931,293	50.8%
Weimin Yin(4)	6,029,523	10.3%
Min Xu	—	—
Chunsheng Zhou	—	—
Guojun Xing	—	—
Ganshun Li	—	—
Jianbin Luo	—	—
Jing Yang(5)	2,394,503	4.1%
Jianping Chen	—	—
Jiangyu Luo	—	—
Directors and executive officers as a group	38,355,319	65.1%
Principal Shareholders:
Hetong Guo(3)	29,931,293	50.8%
Newman Investments Limited(6)	6,029,523	10.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

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

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of the initial public offering.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  As of the date of this annual report, 20,582,590 of our outstanding ordinary shares were held by Citibank, N.A., the only record holder in the United States.

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

In 2011, we engaged Lentuo Electromechanical, a company controlled by Mr. Hetong Guo, as our agent in pursuit of an acquisition opportunity.  In connection with this engagement, we provided a temporary funding in the amount of approximately RMB186.8 million to Lentuo Electromechanical in anticipation of the potential advance payment to the seller by Lentuo Electromechanical on our behalf.  When this acquisition opportunity failed to materialize, Lentuo Electromechanical promptly repaid the whole amount to us.  In 2011, we also received interest-free short-term loans of approximately RMB129.9 million from Lentuo Electromechanical in support of our operations, which have been repaid by us.

In 2012, we received interest-free short-term loans of approximately RMB47.4 million ($7.6 million) from Mr. Hetong Guo and Lentuo Electromechanical in support of our operations, which have been repaid by us.  Mr. Hetong Guo guaranteed certain of our short-term loans that amounted to RMB40.0 million ($6.4 million) as of December 31, 2012. Our dealerships also guaranteed certain short-term loans of their equity owner Lentuo Electromechanical, as required by banks, and the balance of such loans amounted to RMB200 million ($32.1 million) as of December 31, 2012.

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

	Market Price Per ADS
	High	Low
	($)	($)
Annual High and Low
Fiscal Year 2010 (from December 10, 2010)	8.5	7
Fiscal Year 2011	7.99	2.26
Fiscal Year 2012	4.89	0.79
Quarterly Highs and Lows
First Fiscal Quarter of 2011	7.55	3.76
Second Fiscal Quarter of 2011	6.30	2.73
Third Fiscal Quarter of 2011	7.99	3.42
Fourth Fiscal Quarter of 2011	4.75	2.26
First Fiscal Quarter of 2012	4.58	2.53
Second Fiscal Quarter of 2012	3.78	1.74
Third Fiscal Quarter of 2012	2.02	0.79
Fourth Fiscal Quarter of 2012	1.83	1.22
First Fiscal Quarter of 2013	1.58	1.19
Monthly Highs and Lows
October 2012	1.73	1.45
November 2012	1.83	1.52
December 2012	1.79	1.22
January 2013	1.58	1.28
February 2013	1.56	1.26
March 2013	1.47	1.19
April 2013 (through April 26, 2013)	2.62	1.33

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

D.                                    Exchange Controls

The Cayman Islands currently have no exchange control restrictions.  Also see “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China” for information regarding foreign exchange controls in the PRC.

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

As the tax resident status of an enterprise is ultimately subject to determination by the PRC tax authorities, we acknowledge the uncertainties associated with such determination.  See “Item 3.D. Factors—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations” and “Factors—Risks Related to Our ADSs—Our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012, although this conclusion depends in part on complex factual determinations, some of which may be subject to interpretation.  However, as discussed below, we may become a PFIC for our current taxable year ending December 31, 2013 or a future taxable year.  Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future tax year.  A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

I.                                        Subsidiary Information

For a list of our significant subsidiaries, see “Item 4.  Information on the Company—A. History and Development of Our Company.”

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

We received from the depositary a reimbursement of $173,882 for our expenses incurred in connection with the maintenance of the ADS program in the year ended December 31, 2012.  In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the maintenance of the ADSs program in the future.

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

ITEM 15                                            CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

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

Under the supervision of our chief executive officer and chief financial officer, management conducted an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2012, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In connection with management’s assessment, as of December 31, 2012, the following material weakness in the company’s internal control over financial reporting existed:

•                            We did not have sufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements that led to a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied in certain areas including, but not limited to, revenue recognition for sales of leased vehicles, the measurement of current and deferred income taxes and impairment consideration.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness described above could result in a material misstatement of the company’s annual consolidated financial statements that would not be prevented or detected.  Because of this material weakness, management has concluded that our internal control over financial reporting as of December 31, 2012 was not effective.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.  We did not pay any tax related or other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
Audit fees(1)	6,585,128	2,900,000	3,300,000	529,687
Audit-related fees(2)	—	—	—	—
Tax fees(3)	200,000	—	—	—
All other fees(4)	—	—	—	—

(1)	“Audit fees” includes the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual consolidated financial statements.

(2)

“Audit related fees” represents aggregate of fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by Ernst & Young Hua Ming LLP for tax compliance, tax advice, and tax planning.

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

4.17*	English translation of Land Lease, between Beijing Dongfang Jiye Investment Co., Ltd. and Lentuo Aotong Automobile Trading Co., Ltd.

4.18	English translation of Joint Venture Agreement, dated October 12, 2012, among Beijing Lentuo Electromechanical Group Co., Ltd, Itochu Corporation and Itochu (China) Holding Co., Ltd.

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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
Name: Hetong Guo
Title: Chairman

Date: April 30, 2013

LENTUO INTERNATIONAL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lentuo International Inc.

We have audited the accompanying consolidated balance sheets of Lentuo International Inc. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lentuo International Inc. as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming LLP

Shanghai, People’s Republic of China

April 30, 2013

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		December 31,
	Notes	2011	2012
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		161,393	318,909	51,188
Restricted cash	4	435,770	437,875	70,284
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2011 and 2012)	5	48,961	41,399	6,645
Inventories, net	6	516,256	432,722	69,457
Leased automobiles held for sale, net	7	147,749	206,604	33,162
Advances to suppliers		219,936	316,067	50,732
Prepaid expenses and other current assets	8	265,199	35,148	5,642
Amounts due from related parties	20	74,857	57,830	9,283
Deferred tax assets	19	6,062	6,756	1,084

Total current assets		1,876,183	1,853,310	297,477

Non-current assets:
Property and equipment, net	9	325,308	560,700	89,999
Land use rights, net	10	18,821	18,256	2,930
Intangible assets, net	11	135,067	106,058	17,023
Goodwill	12	73,634	73,634	11,819
Long-term prepayments	13	137,750	26,500	4,254
Long-term investment	14	—	11,250	1,806
Deferred tax assets	19	4,112	9,624	1,544

Total non-current assets		694,692	806,022	129,375

TOTAL ASSETS		2,570,875	2,659,332	426,852

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		December 31,
	Notes	2011	2012
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable		12,568	6,458	1,036
Bills payable	15	889,158	887,100	142,389
Advances from customers	16	47,990	49,974	8,021
Accrued expenses and other current liabilities	17	329,468	444,553	71,356
Amounts due to related parties	20	10,000	—	—
Unrecognized tax benefits	19	4,963	4,963	797
Taxes payable	19	33,562	54,369	8,727
Short-term loans	18	370,883	365,274	58,631

Total current liabilities		1,698,592	1,812,691	290,957

Non-current liabilities:
Deferred tax liabilities	19	39,193	31,770	5,099

Total non-current liabilities		39,193	31,770	5,099

TOTAL LIABILITIES		1,737,785	1,844,461	296,056

Commitments and contingencies	26	—	—	—

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2011 and 2012
Issued and outstanding — 58,937,912 shares as of December 31, 2011 and 2012	21	4	4	1
Additional paid-in capital		469,761	469,761	75,401
Retained earnings		334,605	329,147	52,832

Total Lentuo International Inc. shareholders’ equity		804,370	798,912	128,234

Noncontrolling interests		28,720	15,959	2,562

TOTAL SHAREHOLDERS’ EQUITY		833,090	814,871	130,796

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,570,875	2,659,332	426,852

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2010	2011	2012
		RMB	RMB	RMB	US$

Revenues:
Sales of automobiles		3,075,045	2,664,750	2,875,213	461,504
Automobile repair and maintenance services		274,076	333,755	324,974	52,162
Sales of leased automobiles		—	18,310	35,635	5,720
Other services		14,548	19,403	29,465	4,729

		3,363,669	3,036,218	3,265,287	524,115

Costs of goods sold:
Sales of automobiles		(2,883,938)	(2,540,668)	(2,774,529)	(445,343)
Automobile repair and maintenance services		(110,487)	(163,242)	(188,859)	(30,314)
Sales of leased automobiles		—	(17,330)	(50,068)	(8,036)
Other services		(1,177)	(2,802)	(1,499)	(241)

		(2,995,602)	(2,724,042)	(3,014,955)	(483,934)

Gross profit		368,067	312,176	250,332	40,181

Operating expenses:
Selling, marketing and distribution expenses		(52,173)	(91,438)	(101,544)	(16,298)
General and administrative expenses		(37,824)	(54,274)	(63,295)	(10,160)
Loss from impairment of intangible assets		—	—	(26,450)	(4,246)

Total operating expenses		(89,997)	(145,712)	(191,289)	(30,704)

Operating income		278,070	166,464	59,043	9,477

Interest income		1,102	3,182	7,143	1,146
Interest expense	25	(53,832)	(61,560)	(73,673)	(11,825)
Exchange loss		(3,018)	(9,100)	(8)	(1)
Other income, net		2,144	1,407	1,475	237

Income before income tax expense		224,466	100,393	(6,020)	(966)
Income tax expense	19	(63,093)	(33,291)	(12,199)	(1,958)

Net income (loss) and comprehensive income (loss)		161,373	67,102	(18,219)	(2,924)

Net loss and comprehensive loss attributable to noncontrolling interests		—	(815)	(12,761)	(2,048)

Net income (loss) and comprehensive income (loss) attributable to Lentuo International Inc. shareholders		161,373	67,917	(5,458)	(876)

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Note	2010	2011	2012
		RMB	RMB	RMB	US$

Earnings per share:
Basic and diluted earnings (loss) per share	22	3.77	1.15	(0.09)	(0.01)

Weighted average ordinary shares outstanding:
Basic and diluted		42,727,446	58,937,912	58,937,912	58,937,912

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	161,373	67,102	(18,219)	(2,924)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	13,729	16,560	23,328	3,745
Depreciation of leased automobiles held for sale		2,251	17,900	2,873
Deferred tax benefits	(4,456)	(5,679)	(13,629)	(2,189)
Amortization of land use rights	183	255	565	91
Amortization of intangible assets	—	1,547	2,559	411
Gain on disposal of property and equipment	(1,472)	(1,410)	(683)	(110)
Loss from impairment of intangible assets	—	—	26,450	4,246
Exchange loss	4,858	391	47	8

Changes in operating assets and liabilities:
Accounts receivable	(26,724)	18,900	7,562	1,214
Inventories	14,119	(169,467)	83,534	13,408
Leased automobiles held for sale	—	(150,000)	(76,755)	(12,320)
Advances to suppliers	(143,634)	211,837	(96,131)	(15,430)
Prepaid expenses and other current assets	(2,314)	59,289	8,734	1,402
Accounts payable	(6,104)	7,067	(6,110)	(981)
Bills payable	280,516	75,767	(2,058)	(330)
Advances from customers	64,831	(45,617)	1,984	318
Deposits from third parties	(76,258)	(85,856)	—	—
Accrued expenses and other current liabilities	104,273	(4,407)	115,085	18,472
Unrecognized tax benefits	(44,562)	—	—	—
Taxes payable	92,770	(107,803)	20,807	3,340
Amounts due to related parties	(1,229)	—	—	—

Net cash provided by (used in) operating activities	429,899	(109,273)	94,970	15,244

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,531)	(85,770)	(167,070)	(26,817)
Prepayments for construction	—	(131,250)	—	—
Disposal of property and equipment	4,932	3,936	9,033	1,451
Acquisition of subsidiaries, net of cash acquired	—	(108,224)	—	—
Loans to third parties	(24,377)	(15,000)	—	—
Repayments of loans provided to third parties	21,480	—	22,400	3,595
Deposits to third parties	(27,100)	(26,117)	(5,000)	(803)
Repayments of deposits to third parties	—	21,100	30,917	4,963
Deposit for a business acquisition	—	(173,000)	—	—
Repayment of deposit for a business acquisition	—	—	173,000	27,768
Amounts due from related parties	227,913	(36,157)	17,027	2,733
Amounts due to related parties	13,553	(3,553)	(10,000)	(1,605)

Net cash provided by (used in) investing activities	203,870	(554,035)	70,307	11,285

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	781,380	823,222	991,319	159,118
Repayments of short-term loans	(865,787)	(782,556)	(996,928)	(160,018)
Deposits for short-term loans	(3,500)	—	—	—
Proceeds from issuance of ordinary shares	122,225	—	—	—
Proceeds from initial public offering	322,097	—	—	—
Payment of deferred initial public offering costs	(17,087)	(11,488)	—	—
Restricted cash	(242,107)	(5,936)	(2,105)	(338)

Net cash provided by financing activities	97,221	23,242	(7,714)	(1,238)

Effect of foreign exchange rate changes, net	(1,222)	(391)	(47)	(8)

Net increase (decrease) in cash and cash equivalents	729,768	(640,457)	157,516	25,283
Cash and cash equivalents, beginning of year	72,082	801,850	161,393	25,905

Cash and cash equivalents, end of year	801,850	161,393	318,909	51,188

Supplementary disclosure of cash flow information:
Interest expense paid	28,986	39,627	63,634	10,213
Income taxes paid	19,210	149,561	5,757	924

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Attributable to Lentuo International Inc.
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Retained earnings	Non controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2009	39,908,389	1	53,973	228,395	—	282,369

Issuance of ordinary shares	6,029,523	2	122,225	(2)	—	122,225
Issuance of ordinary shares upon initial public offering	13,000,000	1	293,563	—	—	293,564
Net income and comprehensive income	—	—	—	161,373	—	161,373
Distribution of assets to shareholders	—	—	—	(123,078)	—	(123,078)
Balance at December 31, 2010	58,937,912	4	469,761	266,688	—	736,453

Acquisition of subsidiaries	—	—	—	—	29,535	29,535
Net income (loss) and comprehensive income (loss)	—	—	—	67,917	(815)	67,102
Balance at December 31, 2011	58,937,912	4	469,761	334,605	28,720	833,090

Net loss and comprehensive loss	—	—	—	(5,458)	(12,761)	(18,219)
Balance at December 31, 2012	58,937,912	4	469,761	329,147	15,959	814,871

Balance at December 31, 2012 (US$)		1	75,402	52,832	2,562	130,796

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION

Lentuo International Inc. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on September 9, 2009 and is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”).  The Company is principally engaged in the sale of new and leased automobiles and the provision of automobile repair and maintenance services, and to a lesser extent, the provision of automobile leasing services (collectively, the “Automobile Business”). The sale of new automobiles and provision of automobile repair and maintenance services are provided through dealerships which operate under the terms of non-exclusive franchise agreements with specific automobile manufacturers. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its variable interest entities (“VIEs”) which are all located in Beijing, the PRC. The Company, its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs are hereinafter referred to as the Group.

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

In preparation for its IPO, the following transactions were undertaken to reorganize the legal structure of the Group. The Company incorporated Lentuo Automobile Trading (Hong Kong) Co., Ltd. (“Lentuo Hong Kong”) and Beijing Anhui Wanxing Science & Technology Co., Ltd. (“Lentuo Beijing”) on September 25, 2009 and November 17, 2009, respectively. Lentuo Hong Kong and Lentuo Beijing have been wholly-owned subsidiaries of the Company since their inception. On January 28, 2010 and June 20, 2010, Lentuo Hong Kong and Lentuo Beijing entered into a series of contractual arrangements (“VIE Arrangements”) with Lentuo Electromechanical, as the shareholder of the Automobile Operating Entities, whereby Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over the Automobile Operating Entities through the ability to exercise all the rights of the Automobile Operating Entities’ shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of the Automobile Operating Entities.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Reorganization Transactions (continued)

Lentuo Hong Kong has been determined to be the primary beneficiary of the Automobile Operating Entities because it is most closely associated with the Automobile Operating Entities due to its obligation to absorb the expected losses of the VIEs through the provision of unlimited financial support and its power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. In accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) Topic 810 (“ASC 810”), Consolidation, the Company, through Lentuo Hong Kong, consolidates the operating results of the VIEs. Since the VIE Arrangements were entered into between entities under common control, these transactions have been accounted for at their historical cost and as if they took place at the beginning of the year these entities were under common control in a manner similar to a pooling of interest. The reason the Group entered into these VIE Arrangements is due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries such as advertising enterprises in which the Group has some operations and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC laws or regulations, it structured its legal organization using the aforementioned VIE arrangements.

Further, on June 20, 2010, Lentuo Electromechanical entered into an arrangement with Beijing Huitong Auto Sales & Services Co., Ltd. (“Huitong”), one of the Automobile Operating Entities, whereby Lentuo Electromechanical transferred all of its net assets, except for certain assets which would not be used in the Automobile Business, to Huitong for nil consideration. The assets with a carrying value of RMB123,078 retained by Lentuo Electromechanical were accounted for as a distribution to the Group’s shareholders on June 20, 2010.  Lentuo Electromechanical did not have the necessary title certificates to legally transfer a building, which was historically used for the Automobile Business of Lentuo Electromechanical, to Huitong on June 20, 2010. In order to still transfer substantively all of the rights and benefits of this building to the Group, Lentuo Electromechanical entered into a lease arrangement on June 20, 2010 with Huitong. Under the lease arrangement, Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building at a nominal value at the end of the lease term. Accordingly, Huitong accounted for the building with cost of RMB45,349 as a capital lease in accordance with ASC Topic 840 (“ASC 840”), Leases. The transfer of the net assets and the capital lease arrangement have been accounted for as a transaction between entities under common control in a manner similar to a pooling of interest and the retention of the assets which would not be used in the Automobile Business by Lentuo Electromechanical has been accounted for as a distribution of assets to the Group’s shareholder at the date of disposal. These assets accounted for as a distribution to shareholder on June 20, 2010 did not meet the definition of a component of an entity under ASC Topic 205 (“ASC 205”), Presentation of Financial Statements - Discontinued Operation, as their operations and cash flows were not clearly distinguished from the rest of the Group.

In January 2011, Lentuo Electromechanical established a new entity, Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (“Tongda”), to operate an automobile dealership under brand of FAW-Volkswagen with registered capital of RMB10,000 (US$1,589). On April 8, 2011, Lentuo Hong Kong and Lentuo Beijing entered into VIE Arrangements with Lentuo Electromechanical to obtain effective control over Tongda, and Tongda became one of the Company’s VIE subsidiaries.  In accordance with SEC Regulation SX-3A-02 and ASC 810, the Company, through Lentuo Hong Kong, consolidates the operating results of Tongda. Since the Tongda VIE Arrangements were entered into between entities under common control, this transaction has been accounted for at historical cost in a manner similar to a pooling of interest.

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

The terms of the VIE Arrangements entered into after the reorganization with Tongda are identical to the terms of the VIE Arrangements with the Automobile Operating Entities.  As a result Lentuo Hong Kong has been determined to be the primary beneficiary of Tongda.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

VIE Arrangements (continued)

The following assets and liabilities of the consolidated VIEs and subsidiaries of VIEs were included in the accompanying consolidated financial statements of the Company as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	RMB	RMB	US$

Current assets	1,795,070	1,792,965	287,791
Non-current assets	624,198	803,703	129,003
Total assets	2,419,268	2,596,668	416,794

Current liabilities	1,698,413	1,812,512	290,928
Non-current liabilities	39,193	31,770	5,099
Total liabilities	1,737,606	1,844,282	296,027

As of December 31, 2012, there was no pledge or collateralization of the assets of the consolidated VIEs and subsidiaries of VIEs and the Company has not provided any financial support that it was not previously contractually required to provide to the consolidated VIEs and subsidiaries of VIEs.

As of December 31, 2011 and 2012, the current and non-current liabilities of the consolidated VIEs and subsidiaries of VIEs equaled to the consolidated current and non-current liabilities presented on the consolidated balance sheets, with the exception of RMB179 (US$29) accrued expenses and other current liabilities attributable to the Company.

As at December 31, 2012, the following entities were included in the Company’s consolidated financial statements:

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

As at December 31, 2012, the Company consolidated the following VIEs:

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

As at December 31, 2012, the Company consolidated the following subsidiaries of VIEs:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Tianjin Ruitai Automobile Sales Service Co., Ltd. (“Ruitai”)	December 25, 2007	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Tianjin Zhongbaotongda Commercial & Trading Co., Ltd. (“Zhongbaotongda”)	November 22, 2007	PRC	—	Investment holding company of Ruitai

Tianjin Boruiyingjie Commercial & Trading Co., Ltd. (“Boruiyingjie”)	October 29, 2007	PRC	—	Investment holding company of Ruitai

Beijing Hexinshuntong Automobile Sales Service Co., Ltd. (“Shuntong”)	September 16, 2009	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Huizhou Dazhong Automobile Sales Service Co., Ltd. (“Huizhou FAW-VW”)	November 2, 2000	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Wenling Yuchen Toyota Automobile Sales Service Co., Ltd. (“Yuchen”)	May 28, 2007	PRC	—	Sale of new motor vehicles and provision of automobile repair and maintenance services

Beijing Aoxiang Automobile Trading Co., Ltd. (“Aoxiang”)	June 21, 2011	PRC	—	Sale of new motor vehicles

Beijing Yizhong Volkswagen Automobile Sales Co., Ltd. (“Yizhong”)	November 8, 2010	PRC	—	Sale of new motor vehicles

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a)                       Principles of consolidation (continued)

Certain items in the consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.

(b)                       Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, estimation of rebates earned, allowance for doubtful accounts, inventory obsolescence, useful lives of long-lived assets and intangible assets, impairment of long-lived assets and goodwill, valuation allowance for deferred tax assets, uncertain tax positions and consolidation of VIEs and subsidiaries of VIEs. Actual results could differ significantly from those estimates.

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

Each entity in the Group maintains its financial records in its own functional currency. Transactions denominated in foreign currencies are measured at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions.

(d)                       Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of readers of the financial statements and the translations of RMB into US$ have been made at the exchange rate of RMB6.2301 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. No representation is made that the RMB amounts could have been or could be converted into the US$ at this rate.

(e)                      Fair value of financial instruments

Financial instruments include cash equivalents, restricted cash, accounts receivable, certain other current assets, accounts payable, certain other current liabilities, amounts due from/to related parties, amounts due to employees and short-term loans. The carrying values of these financial instruments approximate their fair value due to their short-term maturities. The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

The Group had no financial instruments measured at fair value on a recurring basis as of December 31, 2011 and 2012.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2012:

		Fair value at December 31, 2012 measured using
	Carrying value at December 31, 2012	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2012
	RMB	RMB	RMB	RMB	RMB	US$
Intangible assets - Acquired dealership agreements	105,400	—	—	86,850	18,550	2,977

There were no assets measured at fair value on a nonrecurring basis as of December 31, 2011.

The fair value of dealership agreements as of December 31, 2012 was measured using the income approach with significant inputs that are not observable in the market (Level 3), including a discount rate of 15% and a long-term sustainable growth rate of 3%.

In accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill, dealership agreements with a carrying amount of RMB105,400 were written down to an implied fair value of RMB78,950, resulting in an impairment charge of RMB26,450(US$4,246), which was included in the Group’s consolidated statements of comprehensive income (loss) for the year ended December 31, 2012 (Note 11).

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

The Group’s purchase arrangements with certain automobile manufacturers entitle the Group to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods. The Group accounts for these rebates in accordance with ASC sub-topic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives. Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on the Group’s purchase estimates. Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized. Rebates relating to motor vehicles purchased but still held by the Group as at the balance sheet date are recorded as a reduction to cost of inventories or cost of leased automobiles held for sale while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

(i)                           Leased automobiles held for sale

On December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, the PRC. Under these measures, the issuance of new license plates in Beijing is subject to an annual quota and will be implemented through a monthly lottery selection system. The legal title of automobiles cannot be transferred to customers who have not obtained a new license plate from the Beijing municipal government. To assist certain customers who are in the license plate lottery, the Group will enter into a renewable lease agreement to lease the automobile which the customer intends to purchase until such time the customer acquires a license plate. The customer makes an initial payment for the full sales price of the automobile, pays a nominal monthly fee, and will either take title to the automobile upon obtaining a license plate or return it for a refund of the then fair value of the automobile. During the period the automobile is under lease, it is classified in current assets as a leased automobile held for sale and is depreciated over the expected useful life of 10 years.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)                          Property and equipment (continued)

Expenditures for major additions or improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets. Expenditures for minor replacements, maintenance and repairs that do not improve or extend the lives of the assets are charged to expense when incurred. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Capitalization of interest costs is suspended during extended periods in which activities related to the acquisition or construction of the qualifying assets is interrupted. Interest expense of nil, nil, and RMB10,966 (US$1,760) was capitalized during the years ended December 31, 2010, 2011 and 2012, respectively..

(k)                     Land use rights

Land use rights represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

(l)                           Business combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets acquired, including separately identifiable assets, and liabilities assumed by the Company based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities, and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly as a gain in the consolidated statements of comprehensive income (loss).

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)                 Intangible assets

Intangible assets are carried at cost less any accumulated amortization and recorded impairment.  Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using the straight-line method over the estimated economic useful lives of the intangible assets. The intangible assets as of December 31, 2012 include customer relationships with an estimated useful life of 10 years, and dealership agreements which have an indefinite useful life. Customer relationships are amortized on a straight-line basis over their useful life, and dealership agreements are not amortized.

The Company tests dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment in accordance with ASC 350-30.  The impairment test for indefinite-lived intangible assets consists of comparing the carrying amount of the intangible asset to its fair value. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate. Any excess of the carrying amount over the asset’s fair value is recorded as an impairment charge.

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

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss.

The annual goodwill impairment test is performed on December 31 of each year. For the year ended December 31, 2012, the Group adopted ASU No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), pursuant to which the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. For the year ended December 31, 2012, the Group assessed that it was more-likely-than-not that the fair values of its reporting units were less than their carrying amounts and performed a quantitative test.

As of December 31, 2012, the Company completed its annual impairment test on goodwill that has arisen from the business combinations during 2011. The Company determined the fair value of the reporting units using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting units were based on six year projections. Cash flow projections were based on past experience, actual operating results, and management’s best estimates about future developments as well as certain market assumptions. Cash flows after the forecast period were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 14% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair value of the reporting units was less than the carrying value; thus, the Company was not required to complete the second step. No impairment of goodwill was recognized for the years ended December 31, 2011 and 2012.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)                     Impairment of long-lived assets

The Group evaluates its long-lived assets, including property and equipment, land use rights and intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Impairment or Disposal of Long-Lived Assets. When these events occur, the Group assesses the recoverability of long-lived assets by comparing the carrying amount of the assets to the expected future undiscounted cash flows resulting from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. No impairment of long-lived assets was recognized for any of the years presented.

(p)                     Long-term investment

The Group’s long-term investment consists of one cost method investment.

In accordance with ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investment based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

(q)                       Revenue recognition

For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the goods have been delivered or the services have been rendered, (iii) the price or fees are fixed or determinable, and (iv) collectability is reasonably assured.

(i)                 Sales of automobiles

The Group and the customer sign an agreement containing the significant terms of sales to evidence that an arrangement exists. Delivery of the automobile is evidenced by the customer’s sign-off on an acceptance form upon receipt. The purchase price is fixed or determinable because it is stipulated in the signed sales agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. For the vast majority of sales, the customers pay the full purchase price in cash upon delivery of the automobile. The Group conducts thorough credit checks on customers prior to extending credit to such customers. Some customers obtain loans at market terms through third-party financial institutions. The Group arranges for the customer to pick up the automobile only after the customer’s loan application is approved and typically receives the full payment from the financial institutions within two weeks of the delivery date. Financial institutions bear full collection risk and there is no recourse to the Group in the event a customer defaults on the loan payments. The Group has not experienced any defaults on payments from financial institutions once a loan application has been approved. Therefore, collectability is considered reasonably assured by the Group when a customer’s loan application is approved. Accordingly, revenue on automobile sales is recognized by the Group upon delivery of the automobile to the customer which coincides with when all the conditions required for revenue recognition have been met.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)                       Revenue recognition (continued)

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

(iii)           Sales of leased automobiles

In connection with the limitations on license plates issued by the Beijing municipal government, certain customers first lease their automobiles from the group before taking title of their automobiles.  These customers are required to pay the full purchase price of the automobiles in cash as a deposit upon signing the lease agreement. The Group initially records these deposits as deferred revenue. The revenue is subsequently recognized if and when the customer receives a license plate for the automobile and elects to obtain the legal title of the automobile from the Group. Persuasive evidence of an arrangement is evidenced by the lease agreement. Delivery of the title of the automobile is evidence by the transfer of the legal title from the Group to customers. The purchase price is fixed or determinable because it is stipulated in the signed lease agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. Collectability has been established as the customer has paid the full purchase price of the automobile in cash upon signing the lease agreement. Accordingly, revenue on leased automobile sales is recognized by the Group upon legal transfer of the automobile title to the customer which coincides with when all the conditions required for revenue recognition have been met.

(iv)          Other services

Included in other services are commission fees that third-party financial institutions pay to the Group for arranging for customers to obtain automobile insurance or financing loans from these financial institutions as well as revenues from the provision of short-term automobile leasing services. The Group is not a party to the insurance or financing contracts which are solely between the third-party financial institution and the customer. Persuasive evidence of the arrangement is documented in a contract signed by the third-party financial institutions and the Group. The commission fees are fixed and non-refundable once received. Payment of the commission fee coincides with the completion of the required service which results in the recognition of revenue. The Group had limited operations relating to automobile leasing services, which accounted for an insignificant portion of total revenues for all years presented. Revenues from the provision of automobile leasing services are recognized ratably over the lease terms, typically less than one year, in accordance with ASC 840. All leases have been accounted for as operating leases.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)                       Revenue recognition (continued)

In accordance with ASC sub-topic 605-45 (“ASC 605-45”), Revenue Recognition: Principal Agent Considerations, the Group acts as the principal in its automobile sales, leased automobiles sales and repair and maintenance transactions with its customers. Accordingly, the Group records revenues from automobile sales and automobile repair and maintenance services on a gross basis. In all such arrangements, the Group contracts directly with its end customers, serves as the primary obligor, and assumes inventory risk.

The Group’s automobile manufacturers provide certain incentives to the Group’s customers through the Group.  As the Group has direct contact with the consumer, the Group agrees to accept, at the point of sale to the consumer, the automobile manufacturer’s incentives that are tendered by the consumer. In accordance with ASC sub-topic 605-50 (“ASC 605-50”), Revenue Recognition: Customer Payments and Incentives, the Group characterizes the incentives offered to customers by manufacturers as revenue, as (i) the incentive can be tendered by a customer at any dealer for the automobile manufacturer’s product; (ii) the Group receives a direct reimbursement from the automobile manufacturer based on the face amount of the incentive; (iii) terms of reimbursement to the Group for the automobile manufacturer’s incentive offered to the consumer are not influenced by or negotiated in conjunction with any other incentive arrangements between the automobile manufacturer and the Group; and (iv) the Group is subject to an implied agency relationship with the automobile manufacturer in the sales incentive transaction between the automobile manufacturer and the customer.

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the consolidated balance sheets. VAT amounted to RMB569,351, RMB512,859 and RMB550,090 (US$88,296) for the years ended December 31, 2010, 2011 and 2012, respectively. The Group recognized revenues net of VAT.

The Group is subject to business tax on the other services revenues earned in the PRC. The applicable rate of business tax is 5% of the revenue. Revenues derived from sales of automobiles, leased automobiles and automobile repair and maintenance services are not subject to business tax. Business tax for the years ended December 31, 2010, 2011 and 2012 was RMB2,046, RMB2,430 and RMB2,279 (US$366), respectively. The Group recognized revenues net of business tax.

(r)                         Cost of goods sold

Cost of goods sold consists primarily of (i) purchase costs of new automobiles, net of rebates from automobile manufacturers (Note 2(h) and Note 6); (ii) depreciation of leased automobiles held for sale (Note 2(i) and Note 7); and (iii) the net carrying amount of leased automobiles held for sale upon legal transfer of the automobile title to customers (Note 2(i) and Note 7). Cost of services consists of the cost of spare parts consumed, direct labor and materials, an allocation of indirect overhead expenses attributable to repair and maintenance services, amortization of intangible assets related to customer relationships and the 5% business tax or the 6% value-added tax for technology consulting and service fees charged by Lentuo Beijing to the VIEs. Lentuo Beijing has been subject to valued-added tax of 6% effective September 2012.

(s)                         Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures included in sales, marketing and distribution expenses, amounted to RMB9,256, RMB37,629 and RMB27,764 (US$4,456) for the years ended December 31, 2010, 2011 and 2012, respectively.

(t)                        Income taxes

The Group follows the liability method of accounting for income taxes in accordance to ASC topic 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Group adopted ASC 740 to account for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainties in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to unrecognized tax benefits as interest expenses and other expenses, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)                       Comprehensive income

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

The Company adopted ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income and other comprehensive income, if any, in one continuous statement, the consolidated statement of comprehensive income (loss).

(v)                       Employee benefits

Full time employees of the Company’s subsidiaries, VIEs and subsidiaries of VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries, VIEs and subsidiaries of VIEs have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB12,526, RMB14,951 and RMB19,169 (US$3,077) for the years ended December 31, 2010, 2011 and 2012, respectively.

(w)                     Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group. For the year ended December 31, 2010 the Group had six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda. For the years ended December 31, 2012 and 2011, the Group had seven operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen, Chang An-Mazda, and GAC-Honda.

The accounting policies used in the Group’s segment reporting are the same as those used in the preparation of the Group’s consolidated financial statements. As substantially all of the Group’s long-lived assets and revenues are in and derived from the PRC, geographical segments are not presented.

(x)                       Earnings per share

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

(y)                       Leases

In accordance with ASC 840, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. On June 20, 2010, Lentuo Electromechanical entered into a capital lease arrangement for a building with Huitong whereby Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building at a nominal value at the end of the lease term. For the years ended December 31, 2010, 2011 and 2012, the Group recorded total rental expenses of RMB6,379, RMB8,253 and RMB11,859 (US$1,904), respectively, on its operating leases.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)                        Recently issued accounting standards

In July 2012, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2012-02 (“ASU 2012-02”), Testing Indefinite-Lived Intangible Assets for Impairment, which is intended to reduce the cost and complexity of performing the impairment test for indefinite-lived intangible assets other than goodwill by providing entities an option to perform a qualitative assessment to determine whether further quantitative impairment testing is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that an indefinite lived intangible asset is impaired, the quantitative impairment test is required. Otherwise, no further testing is required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted.  The Company does not expect the adoption of ASU 2012-02 to have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company does not expect the adoption of ASU 2013-02 to have a material impact on its consolidated financial statements.

3.                            BUSINESS COMBINATIONS

For the Group’s business expansion, the Company completed the following business combinations during the year ended December 31, 2011:

Acquisition of Shuntong

On July 27, 2011, Chengxin Commercial, a VIE of the Company, acquired 100% of the equity interest in Shuntong from two independent individuals for total cash consideration of RMB43,000 (US$6,902). Shuntong has operated an FAW-Mazda automobile dealership located in Beijing, the PRC, since 2009.

Acquisition of Ruitai

On July 4, 2011, Chengxin Commercial and Yuantongqiao Toyota, two VIEs of the Company, acquired 100% of the equity interests in Zhongbaotongda and Boruiyingjie, respectively, for cash consideration of RMB16,000 (US$2,568) in total.  Zhongbaotongda and Boruiyingjie each held 30% of the equity interest in Ruitai, which has operated a Honda automobile dealership located in Tianjin, the PRC, since 2008. The remaining 40% equity interest in Ruitai is held by Tianjin Tianwu Automobile Development Co., Ltd. (“Tianwu”). Through Zhongbaotongda and Boruiyingji, the Group indirectly holds 60% equity interest in Ruitai. Prior to the acquisition on July 1, 2011, the Ruitai shareholders passed a resolution to give its board of directors power over the key operating decisions of Ruitai. It was also resolved that Ruitai’s board of directors subsequent to the acquisition would consist of seven directors, including four directors assigned by Chengxin Commercial and Yuantongqiao Toyota, and all board resolutions will be passed by a simple majority.  The Group, through Chengxin Commercial and Yuantongqiao Toyota, obtained effective control of Ruitai and accounted for this acquisition as a business combination.

Acquisition of Huizhou FAW-VW

On September 1, 2011, Tuozhan I&C, a VIE of the Company, acquired 100% of the equity interest in Huizhou FAW-VW from two independent individuals for total cash consideration of RMB89,000 (US$14,285). Huizhou FAW-VW has operated an FAW-Volkswagen automobile dealership located in Huizhou, Guangdong Province in the PRC, since 2001.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

3.                            BUSINESS COMBINATIONS (CONTINUED)

Acquisition of Yuchen

On October 21, 2011, Yuantongqiao Toyota, a VIE of the Company, acquired 50% of the equity interest in Yuchen from two independent individuals (the “transferors”) for total cash consideration of RMB28,500 (US$4,575). Yuchen has operated a Toyota automobile dealership located in Wenling, Zhejiang Province in the PRC, since 2007.  In the share transfer agreement, the transferors guaranteed Yuantongqiao Toyota’s irrevocable control over Yuchen.  It was also agreed that Yuchen’s board of directors subsequent to the acquisition would consist of five directors, including three directors assigned by Yuantongqiao, and all board resolutions will be passed by a simple majority.  The Group, through Yuantongqiao, obtained effective control of Yuchen and accounted for this acquisition as a business combination.

The Company completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the acquisition dates:

	Shuntong	Ruitai	Huizhou FAW-VW	Yuchen
	RMB	RMB	RMB	RMB

Total consideration	43,000	16,000	89,000	28,500

Current assets	161,549	58,903	20,680	115,086
Property and equipment	9,469	4,181	12,420	9,039
Intangible assets — customer relationships (Note 11)	3,200	9,100	8,300	10,600
Intangible assets — dealership agreements (Note 11)	26,800	16,500	40,900	21,200
Land use rights	—	—	13,500	—
Total identifiable assets acquired	201,018	88,684	95,800	155,925

Current liabilities	(159,944)	(71,126)	(23,874)	(114,463)
Deferred tax liabilities	(7,694)	(6,400)	(17,101)	(8,424)
Total liabilities assumed	(167,638)	(77,526)	(40,975)	(122,887)
Net identifiable assets acquired	33,380	11,158	54,825	33,038
Goodwill	9,620	14,104	34,175	15,735
Noncontrolling interests	—	(9,262)	—	(20,273)
Net assets acquired	43,000	16,000	89,000	28,500

The valuations used in the purchase price allocation described above were determined by the Group with the assistance of an independent third-party valuation firm.  The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees were all private companies, the fair value estimates of noncontrolling interests were based on significant inputs that market participants would consider, which mainly include (a) discount rates, (b) a projected terminal values based on EBITDA, (c) financial multiples of companies in the same industries and (d) adjustments for lack of control or lack of marketability.

The customer relationships acquired have estimated useful lives of ten years and the dealership agreements acquired have indefinite useful lives.

The goodwill which is not tax deductible is primarily attributable to synergies expected to be achieved from the acquisitions. Goodwill of RMB9,620, RMB14,104, RMB34,175, and RMB15,735 acquired from Shuntong, Ruitai, Huizhou, and Yuchen, respectively, was included in the FAW-Mazda, GAC-Honda, FAW-Volkswagen, and Toyota operating segments, respectively (Note 27).

The Group recognized RMB400 (US$64) of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2011.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

The amount of revenue and net income (loss) of the acquired businesses included in the Group’s consolidated statements of comprehensive income (loss) from the acquisition date to December 31, 2011 are summarized as follows:

	Revenue		Net income (loss)
	RMB	US$	RMB	US$

Shuntong	82,914	13,174	(697)	(111)
Ruitai	119,179	18,936	(763)	(121)
Huizhou FAW-VW	50,855	8,080	1,162	185
Yuchen	37,655	5,983	(1,020)	(162)

	290,603	46,173	(1,318)	(209)

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

4.                            RESTRICTED CASH

As of December 31, 2011 and 2012, cash of RMB435,770 and RMB437,875 (US$70,284), respectively, was pledged to financial institutions as collateral for the Group’s bills payable (Note 15).

5.                            ACCOUNTS RECEIVABLE

The Group generally requires full payment from its customers upon delivery of its automobiles or services, except for certain credit sales, mortgage loan sales and repair and maintenance services covered by insurance and automobile manufacturers’ warranty. The credit terms are generally one month to six months after the delivery of products or services. The Group does not offer extended payment terms and all accounts receivable are non-interest-bearing. As of December 31, 2011 and 2012, all of the accounts receivable balances were within their credit terms.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

6.                             INVENTORIES

Inventories are summarized as follows:

	December 31,
	2011	2012
	RMB	RMB	US$

New motor vehicles	489,707	380,705	61,108
Spare parts and accessories	26,549	52,017	8,349

	516,256	432,722	69,457

No inventory obsolescence provision was recognized as of December 31, 2011 and 2012.

As of December 31, 2011 and 2012, cost of inventories and cost of leased automobiles held for sale were not reduced by rebates received from automobile manufacturers, as no new or leased automobiles purchased were still held by the Group at the balance sheet date. For the years ended December 31, 2010, 2011 and 2012, cost of goods sold was reduced by RMB194,166, RMB96,072 and RMB157,260 (US$25,242), respectively, for rebates received from automobile manufacturers related to new motor vehicles purchased and sold during the reporting period.

7.                            LEASED AUTOMOBILES HELD FOR SALE

Leased automobiles held for sale are summarized as follows:

	December 31,
	2011	2012
	RMB	RMB	US$

Balance at beginning of year	—	150,000	24,077
Additions	168,311	116,402	18,683
Sales	(18,311)	(42,235)	(6,779)
Balance at end of year	150,000	224,167	35,981

Less: accumulated depreciation	(2,251)	(17,563)	(2,819)

Leased automobiles held for sale, net	147,749	206,604	33,162

Depreciation expense related to automobiles held for sale was nil, RMB2,586 and RMB17,900 (US$2,873) for the years ended December 31, 2010, 2011 and 2012, respectively, and was recorded in cost of goods sold in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2010, 2011 and 2012, cost of goods sold was reduced by nil, RMB549 and RMB1,847 (US$296), respectively, for rebates received from automobile manufacturers related to leased automobiles purchased and sold during the reporting period.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

8.                            PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Prepaid expenses	5,516	4,468	717
Deposits	210,498	11,065	1,776
Staff advances	6,330	2,952	474
Subsidies receivable	8,104	8,881	1,425
Loans to third parties	22,400	—	—
Prepaid advertising fees	9,000	3,000	482
Others	3,351	4,782	768

	265,199	35,148	5,642

Deposits as of December 31, 2012 consist primarily of rental deposits, investment deposits and other miscellaneous deposits. A deposit of RMB6,200 (US$995) was placed with FAW-Volkswagen in connection with a bidding process for the construction of new exhibit halls. Another deposit of RMB4,865 (US$781) represents deposits for leasing certain buildings where the Group operates its dealership stores. During the year ended December 31, 2012, a deposit of RMB173,000 (US$27,768) in connection with a potential acquisition of an equity interest in an automobile dealership was refunded, as the acquisition was not ultimately consummated.

Subsidies receivable as of December 31, 2012 represents receivables due in connection with the PRC government’s promotion of energy-efficient vehicles and an automobile manufacturer’s promotion of an automobile insurance program and an automobile financing program.

9.                            PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Buildings	330,802	345,359	55,434
Machinery	18,411	21,620	3,470
Office equipment	14,394	15,388	2,470
Motor vehicles	56,938	70,656	11,341
	420,545	453,023	72,715
Less: accumulated depreciation	(95,237)	(115,724)	(18,575)

Property and equipment, net	325,308	337,299	54,140

Construction in progress	—	223,401	35,859

Total	325,308	560,700	89,999

Depreciation expense related to property and equipment was RMB13,729, RMB16,560 and RMB23,328 (US$3,745) for the years ended December 31, 2010, 2011 and 2012, respectively.

Construction in progress as of December 31, 2012 represents expenditures for buildings under construction which are not yet ready for their intended use as of year-end, including the construction of an FAW-Volkswagen store, an Audi store, and a second-hand vehicle center as well the reconstruction and extension of existing stores. Interest amounting to RMB10,966 (US$1,760) was capitalized in construction in process as of December 31, 2012.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

9.                            PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expenses have been reported in the following accounts:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Cost of goods sold	5,179	5,669	7,750	1,244
Selling, marketing and distribution expenses	6,968	5,917	8,246	1,324
General and administrative expenses	1,582	4,974	7,332	1,177

	13,729	16,560	23,328	3,745

As of December 31, 2011 and 2012, short-term loans amounting to RMB158,590 and RMB76,450 (US$12,271) were secured by the pledge of buildings of the Group with an aggregate net carrying value of RMB45,725 and RMB44,368 (US$7,122), respectively.

As of December 31, 2011 and 2012, the Group has not obtained the ownership certificates related to certain buildings with a carrying value of RMB216,491 and RMB222,760 (US$35,755), respectively.

10.                     LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Land use rights	20,959	20,959	3,364
Less: accumulated amortization	(2,138)	(2,703)	(434)

Land use rights, net	18,821	18,256	2,930

As of December 31, 2011 and 2012, short-term loans amounting to RMB158,590 and RMB76,450 (US$12,271) were secured by the pledge of land use rights of the Group with an aggregate net carrying value of RMB5,663 and RMB5,520 (US$886), respectively.

Amortization expense related to land use rights was RMB183, RMB255 and RMB565 (US$91) for the years ended December 31, 2010, 2011 and 2012, respectively, and was recorded in general and administrative expenses in the consolidated statements of comprehensive income (loss). For each of the five succeeding years starting from January 1, 2013, the annual amortization expense of the land use rights is estimated to be RMB565 (US$91).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.                     INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Customer relationships	31,200	31,200	5,008
Less: accumulated amortization	(1,533)	(4,092)	(657)

Customer relationships, net	29,667	27,108	4,351

Dealership agreements	105,400	105,400	16,918
Less: impairment	—	(26,450)	(4,246)

Dealership agreements, net	105,400	78,950	12,672

Intangible assets, net	135,067	106,058	17,023

Customer relationships are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 10 years. Dealership agreements have been assigned an indefinite useful life and are not amortized.

The Company tests dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment.  As of December 31, 2012, the Company completed its annual impairment test on the indefinite-lived dealership agreements and recorded an impairment loss of RMB26,450 (US$4,246).  The impairment loss reflected an excess of carrying amounts over fair values for certain dealership agreements as of December 31, 2012. Of the total impairment loss, RMB10,700, RMB8,700, and RMB7,050 were related to the dealership agreements acquired through business combinations with Shuntong, Yuchen, and Ruitai, respectively, which are part of the FAW-Mazda, Toyota, and GAC-Honda segments, respectively (Note 27). No impairment losses were recorded for the year ended December 31, 2011.

Amortization expenses were nil, RMB1,533, and RMB2,559  (US$411) for the years ended December 31, 2010, 2011 and 2012, respectively.

The estimated annual amortization expenses for intangible assets for each of the five succeeding years are as follows:

	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB
Customer relationships	3,120	3,120	3,120	3,120	3,120

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.                       GOODWILL

Goodwill allocated to the Group’s reportable segments as of December 31, 2011 and 2012 and changes in the carrying amount of goodwill during the years ended December 31, 2011 and 2012 are as follows:

		FAW-	FAW-		Shanghai-	Chang-an	GAC-
	Audi	Volkswagen	Mazda	Toyota	Volkswagen	Mazda	Honda	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net balance at December 31, 2010	—	—	—	—	—	—	—	—
Goodwill acquired	—	34,175	9,620	15,735	—	—	14,140	73,634
Impairment loss	—	—	—	—	—	—	—	—

Net balance at December 31, 2011	—	34,175	9,620	15,735	—	—	14,140	73,634

Goodwill acquired	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—

Net balance at December 31, 2012	—	34,175	9,620	15,735	—	—	14,140	73,634

13.                     LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Prepayments for the expansion of automobile dealerships	120,000	20,000	3,211
Deposit for financing from Toyota Financing Corporation	6,500	6,500	1,043
Prepayment for investment in Saneguard Automobile Insurance Co., Ltd.	11,250	—	—

	137,750	26,500	4,254

Long-term prepayments as of December 31, 2012 primarily consist of (i) prepayments of RMB20,000 (US$3,211) for the expansion project of the Group’s retail stores; and (ii) a deposit of RMB6,500 (US$1,043) placed with Toyota Financing Corporation as a guarantee for financing granted to the Group by Toyota Financing Corporation.  The prepayment of RMB11,250 (US$1,806) as of December 31, 2011 was reclassified during the year ended December 31, 2012 to long-term investment on the Group’s consolidated balance sheets when the investee was established (Note 14).

14.                     LONG-TERM INVESTMENT

On June 15, 2012, Aotong, a VIE of the Company, invested RMB11,250 (US$1,806) for a 2.25% equity interest in Saneguard Automobile Insurance Co., Ltd. (“Saneguard”), a privately-held insurance provider in the PRC. As Aotong does not have significant influence over Saneguard, the Group accounted for the investment in Saneguard under the cost method in accordance with ASC 325-20. There were no indicators of an other-than-temporary decline in fair value noted for this long-term investment as of December 31, 2012.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.                    BILLS PAYABLE

Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such case, the Group may be required to pay the financial institution an interest charge. Interest charges from bills payable were RMB7,552, RMB15,923 and RMB21,908 (US$3,516) during the years ended December 31, 2010, 2011 and 2012, respectively. There is no recourse to the Group in the event the financial institutions default upon demand for payment by the holders of the bills. The Group has utilized bills payable to settle amounts owed to its automobile suppliers. Bills payable are secured by the Group’s restricted cash.

16.                     ADVANCES FROM CUSTOMERS

Advances from customers represent cash payments received from customers in advance of the delivery of new automobiles or repair and maintenance services. The advances are applied towards the purchase price and recognized as revenue when the conditions for revenue recognition have been met. Advances from customers are non-interest-bearing and refundable if the Group fails to perform.

17.                    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

VAT payable	84,913	72,715	11,672
Other taxes payable	18,333	23,833	3,825
Interest on late tax payments	52,950	69,330	11,128
Staff costs payable	23,821	31,233	5,013
Deposits from leased automobiles held for sale	127,342	233,060	37,409
Accrued rental expenses	6,302	4,355	699
Loans from third parties	7,251	—	—
Other accrued expenses	8,556	10,027	1,610

	329,468	444,553	71,356

Deposits from leased automobiles held for sale of RMB127,342 and RMB233,060 (US$37,409) as of December 31, 2011 and 2012, respectively, represent cash received from customers who participated in the vehicle leasing program with the Group. The deposit received is equal to the total vehicle purchase price.  If the customer opts to purchase the car, the initial deposit will be recognized as revenue.  If the customer returns the vehicle at the end of the lease term, the deposit will be refunded to the customer for the residual value of the vehicle as of the date of return.  Deposits amounting to RMB18,310 and RMB35,635 (US$5,720) were recognized as revenues during the years ended December 31, 2011 and 2012, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.                   SHORT-TERM LOANS

Short-term loans consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Guaranteed	148,120	271,782	43,624
Guaranteed and secured	158,590	76,450	12,272
Unsecured	64,173	17,042	2,735

Total	370,883	365,274	58,631

The Group’s short-term loans are RMB-denominated loans obtained from banks and other financial institutions with interest rates ranging from 5.00% to 8.54% per annum and 4.83% to 10.25% per annum for the years ended December 31, 2011 and 2012, respectively. The weighted average interest rate on short-term loans outstanding as of December 31, 2011 and 2012 was 6.99% and 7.91% per annum, respectively. The short-term loans are repayable between January 2013 and November 2013. The unused lines of credit for short-term financing amounted to RMB 340,812 and RMB 356,421(US$57,210) as of December 31, 2012 and December 31, 2011, respectively.

Guaranteed short-term loans as of December 31, 2011 and 2012 were guaranteed by the following parties:

	December 31,
	2011	2012
	RMB	RMB	US$

Mr. Guo, Donglv Liang and Lentuo Electromechanical (collectively, the “Loan Guarantors”)*	30,000	50,000	8,026
Lentuo Electromechanical*	50,000	98,682	15,840
Mr. Guo*	—	40,000	6,420
Haowu**	35,000	30,000	4,815
Tianjin Haoxin Credit Guarantee Co., Ltd. (“Haoxin”)**	8,000	23,000	3,692
Taizhou Hengtai Automobile Service Co., Ltd.	18,500	20,000	3,210
Others	6,620	10,100	1,621

Total	148,120	271,782	43,624

*Mr Guo is the ultimate controlling shareholder of the Group, Donglv Liang is a relative of Mr. Guo and Lentuo Electromechanical is a company controlled by Mr. Guo.

**Haowu is the holding company of the noncontrolling interests in Ruitai. Haoxin’s controlling shareholder is also the controlling shareholder of Haowu.

.

Short-term loans amounting to RMB158,590 and RMB76,450 (US$12,271) as of December 31, 2011 and 2012, respectively, were guaranteed by the Loan Guarantors and secured by the property and equipment of the Group (Note 9), the land use rights of the Group (Note 10) and Lentuo Electromechanical’s property and equipment and land use rights (Note 20).

Interest expenses on short-term loans were RMB21,434, RMB23,704 and RMB30,760 (US$6,697), which were net of capitalized interest amounting to nil, nil and RMB10,966 (US$1,760), for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Hong Kong

Lentuo Hong Kong is subject to Hong Kong corporate income tax at a rate of 16.5% on the assessable profits arising in Hong Kong. For the years ended December 31, 2010, 2011 and 2012, Lentuo Hong Kong had no provision for income taxes, as it had no assessable profits during these years.

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

Moreover, the CIT Law treats enterprises established outside the PRC with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income commencing on January 1, 2008. As of December 31, 2012, the Company has not accrued for PRC tax on this basis as the Group’s non-PRC entities had zero assessable profits for the years after January 1, 2008. The Company will continue to monitor its tax status with regard to the PRC tax resident enterprise regulation.

Income (loss) before income taxes consists of:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

PRC	226,326	107,299	(3,150)	(505)
Non-PRC	(1,860)	(6,906)	(2,870)	(461)
	224,466	100,393	(6,020)	(966)

Income tax expenses consist of the following:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Current income tax expenses	67,549	38,970	25,828	4,147
Deferred income tax benefits	(4,456)	(5,679)	(13,629)	(2,189)
	63,093	33,291	12,199	1,958

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

A reconciliation of the income tax computed at the statutory income tax rate of 25% applicable to PRC operations to income tax expense for the years ended December 31, 2010, 2011 and 2012 is as follows:

19.                  INCOME TAXES (CONTINUED)

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Income (loss) from continuing operations before income tax expense	224,466	100,393	(6,020)	(966)
Income tax computed at PRC statutory tax rate	56,117	25,098	(1,505)	(242)
Non-deductible expenses	5,810	5,697	4,906	788
International tax rate difference	772	974	667	107
Changes in the valuation allowance	394	1,522	8,131	1,305
	63,093	33,291	12,199	1,958

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012
	RMB	RMB	US$
Deferred tax assets:
Current
Accrued expenses	3,044	3,556	571
Unpaid staff costs	3,018	3,644	584
Less: valuation allowance	—	(444)	(71)
Total current deferred tax assets	6,062	6,756	1,084
Non-current
Property and equipment	692	788	127
Net operating loss carry forwards	9,439	22,542	3,618
Less: valuation allowance	(6,019)	(13,706)	(2,201)
Total non-current deferred tax assets	4,112	9,624	1,544
Total deferred tax assets	10,174	16,380	2,628

Deferred tax liabilities:
Non-current
Intangible assets	33,767	26,515	4,256
Land use rights	2,636	2,552	410
Property and equipment	2,790	2,703	433
Total deferred tax liabilities	39,193	31,770	5,099

Net deferred tax assets (liabilities)	(29,019)	(15,390)	(2,471)

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.                      INCOME TAXES (CONTINUED)

As of December 31, 2011 and 2012, the Group’s total deferred tax assets before valuation allowances were RMB16,193 and RMB30,530 (US$4,900), respectively. As of December 31, 2011 and 2012, the Group recorded valuation allowances of RMB6,019 and RMB14,150 (US$2,272), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2012, the Group has net tax operating tax losses carried forward from its PRC subsidiaries, VIEs and subsidiaries of VIEs of approximately RMB102,978 (US$16,529), which will expire between 2014 and 2018.

As of December 31, 2011 and 2012, the Company intends to indefinitely reinvest the undistributed earnings from its foreign subsidiaries, VIEs and subsidiaries of VIEs to fund future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of December 31, 2011 and 2012, deferred tax liabilities have not been provided on undistributed earnings of the Company’s foreign subsidiaries, VIEs and subsidiaries of VIEs which are located in the PRC as the Company intends to indefinitely reinvest such earnings into its subsidiaries, VIEs and subsidiaries of VIEs located in the PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

Unrecognized tax benefits

As of December 31, 2011 and 2012, the Group recorded unrecognized tax benefits of RMB4,963 and RMB4,963 (US$797), respectively. The unrecognized tax benefits are related to uncertain tax positions claimed in the VIEs’ years 2007, 2008 and 2009 PRC tax returns, specifically with regard to understated revenues associated with invoicing for new automobile sales and overstated costs of goods sold associated with the receipt of automobiles manufacturers’ purchase rebates. No additional unrecognized tax benefit was recorded during the years ended December 31, 2010, 2011 and 2012.  It is possible that the amount of uncertain tax positions will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities; however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized, will impact the effective tax rate.

For the years ended December 31, 2010, 2011 and 2012, the Group recorded interest expense related to its uncertain tax position of RMB906 (US$145) in each of the respective years. For the years ended December 31, 2010, 2011 and 2012, no penalty was recorded. As of December 31, 2012, the tax years ended December 31, 2007 through 2012 for the Group’s PRC subsidiaries and VIEs remain open for statutory examination by the PRC tax authorities.

20.                     RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years are as follows:

Name of related parties	Relationship with the Group

Mr. Guo	The ultimate controlling shareholder of the Company
Lentuo Electromechanical	A company controlled by Mr. Guo
Lentuo Second-hand Motor Vehicle Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Tongda Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Cultural Development Co., Ltd.	A company controlled by Mr. Guo
Beijing Lentuo Ruitong Investment Co., Ltd.	A company controlled by Mr. Guo
Tonghe Advertising Co., Ltd.	A company controlled by Mr. Guo
Beijing Weitzman Vehicle Co., Ltd.	A company significantly influenced by Mr. Guo
Chuanxin Sun	A shareholder of the Company
Mr. Yingjie Wang	Noncontrolling interests in Yuchen
Mr. Fuli Guo	Noncontrolling interests in Yuchen
Haowu	The holding company of noncontrolling interests in Ruitai
Tianjin Material Group	The parent company of Haowu

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.                      RELATED PARTY TRANSACTIONS (CONTINUED)

The Group had the following related party transactions for the years ended December 31, 2010, 2011 and 2012:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Short-term loans to related parties:
Mr. Guo	250,669	—	—	—
Chuanxin Sun	251	—	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	50,488	—	—	—

	301,408	—	—	—

Repayments of short-term loans to related parties:
Mr. Guo	528,774	—	—	—
Chuanxin Sun	442	—	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	74,262	—	—	—

	603,478	—	—	—

Temporary funding to related parties:
Mr. Guo	—	—	24,024	3,856
Tianjin Material Group	—	—	55,343	8,883
Lentuo Electromechanical	—	186,805	—	—
Mr. Fuli Guo	—	720	6,460	1,037
Haowu	—	35,437	35,009	5,619
Beijing Lentuo Cultural Development Co., Ltd.	18,731	—	—	—
Beijing Lentuo Tongda Co., Ltd.	25,136	—	—	—
Tonghe Advertising Co., Ltd.	62,496	—	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	4,171	—	—	—

	110,534	222,962	120,836	19,395

Repayments of temporary funding to related parties:
Mr. Guo	—	—	24,024	3,856
Mr. Yingjie Wang	—	—	2,000	321
Lentuo Electromechanical	—	186,805	—	—
Mr. Fuli Guo	—	—	41,760	6,703
Haowu	—	—	70,079	11,248
Beijing Lentuo Cultural Development Co., Ltd.	20,716	—	—	—
Beijing Weitzman Vehicle Co., Ltd.	4,030	—	—	—
Beijing Lentuo Tongda Co., Ltd.	25,136	—	—	—
Tonghe Advertising Co., Ltd.	62,496	—	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	4,171	—	—	—

	116,549	186,805	137,863	22,128

Temporary funding from related parties:
Mr. Guo	13,553	—	27,417	4,401
Lentuo Electromechanical	—	129,935	20,000	3,210
Beijing Lentuo Ruitong Investment Co., Ltd.	433	—	—	—

	13,986	129,935	47,417	7,611

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.                     RELATED PARTY TRANSACTIONS (CONTINUED)

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Repayments of temporary funding from related parties:
Mr. Guo	—	13,553	27,417	4,401
Lentuo Electromechanical	—	119,935	30,000	4,815
Beijing Lentuo Tongda Co., Ltd.	1,038	—	—	—
Beijing Lentuo Ruitong Investment Co., Ltd.	433	—	—	—
Lentuo Second-hand Motor Vehicle Co., Ltd.	191	—	—	—

	1,662	133,488	57,417	9,216

Distribution of assets to shareholders:
Mr. Guo	123,078	—	—	—
Interest received from related parties:
Tianjin Material Group	—	—	352	56

The Group had the following related party balances as of December 31, 2011 and 2012:

	December 31,
	2011	2012
	RMB	RMB	US$
Amounts due from related parties:
Mr. Yingjie Wang	2,000	—	—
Mr. Fuli Guo	37,787	2,487	399
Tianjin Material Group	—	55,343	8,884
Haowu	35,070	—	—

	74,857	57,830	9,283

Amounts due to related parties:
Lentuo Electromechanical	10,000	—	—

	10,000	—	—

The unsecured interest-free temporary funding to Mr. Guo amounting to RMB24,024 was initially provided as a deposit for a business expansion opportunity of the Group to be made by Mr. Guo on behalf of the Group, and was fully repaid during the year ended December 31, 2012 when the potential opportunity did not materialize. Mr. Guo also provided temporary funding amounting to RMB27,417 to the Group to support its operations, which had been fully repaid during the year ended December 31, 2012. Amounts due to Lentuo Electromechanical as of December 31, 2011 represent unsecured interest-free loans to the Group, which were fully repaid during the year ended December 31, 2012.  During the year ended December 31, 2011, Lentuo Electromechanical assisted the Group in the pursuit of an acquisition opportunity and the Group provided an unsecured interest-free temporary funding in the amount of RMB2,000 to Lentuo Electromechanical in anticipation of the potential advance payment to the seller by Lentuo Electromechanical on the Group’s behalf.  The temporary funding was fully repaid during the year ended December 31, 2012.  The amount due from Tianjin Material Group of RMB55,343 as of December 31, 2012 represents an unsecured loan from the Group, which carries an interest rate of 1.38% per annum and is repayable on demand.  The temporary funding was to support Tianjin Material Group’s operations.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

20.                RELATED PARTY TRANSACTIONS (CONTINUED)

The average balance due from related parties for the years ended December 31, 2010, 2011 and 2012 was RMB154,043, RMB37,429 and RMB66,344 (US$10,649), respectively and the average balance due to related parties for the years ended December 31, 2010, 2011 and 2012 was RMB7,391, RMB11,777 and RMB5,000  (US$ 803), respectively.

As of December 31, 2012, certain short-term loans of the Group were guaranteed by or secured by the related parties as described in Note 18.

As of December 31, 2012, the short-term loan of Lentuo Electromechanical amounting to RMB200,000 (US$32,102) was guaranteed by the Group.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

21.                     SHARE CAPITAL (CONTINUED)

As of December 31, 2011 and 2012, 500,000,000 ordinary shares were authorized and 58,937,912 ordinary shares were issued and outstanding.

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

22.                     EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2010, 2011 and 2012 were calculated as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Numerator for basic and diluted earnings (loss) per share:
Net income (loss) and comprehensive income (loss) attributable to Lentuo International Inc. shareholders	161,373	67,917	(5,458)	(876)

Denominator for basic and diluted earnings (loss) per share:
Number of ordinary shares outstanding, opening	10,000,000	58,937,912	58,937,912
Retroactive adjustment for bonus element in rights offering on October 29, 2010 (Note 21)	31,567,302	—	—
Weighted average number of ordinary shares issued on August 20, 2010 (1,510,841 shares)	554,665	—	—
Weighted average number of ordinary shares issued on December 15, 2010 (13,000,000 shares)	605,479	—	—
Weighted average number of ordinary shares outstanding	42,727,446	58,937,912	58,937,912

Basic and diluted earnings (loss) per share	3.77	1.15	(0.09)	(0.01)

The Group does not have any securities outstanding which could potentially dilute basic earnings (loss) per share for the years ended December 31, 2010, 2011 and 2012.

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

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as a general reserve fund, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary and the net assets of the VIEs and their subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,026,800 and RMB1,106,498 (US$177,605) as of December 31, 2011 and 2012, respectively. No dividend appropriations were made for the years ended December 31, 2010, 2011 and 2012.

24.                     CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, advances to suppliers and amounts due from related parties. As of December 31, 2011 and 2012, all of the Group’s cash and cash equivalents were managed by financial institutions which management believes are of high credit quality.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.                     CONCENTRATION OF RISKS (CONTINUED)

Concentration of credit risk (continued)

Advances to suppliers are typically unsecured and arise from deposits paid in advance for purchases of inventories from suppliers based in the PRC. As a percentage of total advances, the top six suppliers accounted for 95.5% and 99.5% as of December 31, 2011 and 2012, respectively.

	December 31,
	2011	2012
	RMB	RMB	US$

Shanghai Volkswagen Automobile Selling Co., Ltd.	42,088	82,532	13,247
FAW-Mazda Automobile Sales Co., Ltd.	13,845	25,327	4,065
FAW-VW Automobile Sales Co., Ltd.	123,837	170,601	27,383
Chang An Ford Mazda Automobile Co., Ltd.	703	7,137	1,146
FAW-Toyota Automobile Sales Co., Ltd.	21,692	24,154	3,877
GAC Honda Automobile Co., Ltd.	7,796	4,836	776

	209,961	314,587	50,494

Total advances	219,936	316,067	50,732

Percentage of advances to top six suppliers to total advances	95.5%	99.5%	99.5%

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

Amounts due from related parties are typically unsecured, interest-free and repayable on demand, except for temporary funding to Tianjin Material Group (Note 20). In evaluating the collectability of the amounts due from related parties balance, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for doubtful accounts is made when collection of the full amount is no longer probable.

Concentration of suppliers

A significant portion of the Group’s inventories is sourced from six largest suppliers who collectively accounted for RMB3,039,553, RMB2,721,918 and RMB3,168,963 (US$508,654) for the years ended December 31, 2010, 2011 and 2012, respectively, of the total inventory purchases. Any disruption in the supply of inventories to the Group from these suppliers may adversely affect the Group’s business, financial condition and results of operations.

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

The Group’s compliance with these requirements is closely monitored by the automobile manufacturers.  Any failure to comply that is not cured within a specified period of time may give rise to early termination of the franchise by manufacturers. Certain franchise agreements allow the automobile manufacturer to terminate the agreement under any circumstances as long as a prior written notice is given.  In addition, each of the franchise agreements provides the automobile manufacturer with the right to refuse to renew it after the expiration of the term of the agreement under specified circumstances. If the Group fails to obtain renewals of one or more of the franchise agreements from the automobile manufacturers or if one or more of the franchise agreements are terminated, the Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 3.3%, 4.9% and 1.0% in the years ended December 31, 2010, 2011 and 2012, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

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

25.                     INTEREST EXPENSES

Interest expenses consist of the following:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Interest on short-term loans	21,434	23,704	30,760	4,937
Interest on bills payable	7,552	15,923	21,908	3,516
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	20,909	16,971	16,592	2,663
Bank charges	3,937	4,962	4,413	709

	53,832	61,560	73,673	11,825

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

26.                               COMMITMENTS AND CONTINGENCIES

(a)                       Operating lease commitments

As of December 31, 2012, the Group had minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

	December 31, 2012
	RMB	US$

2013	9,051	1,453
2014	7,426	1,192
2015	7,075	1,136
2016	6,160	989
2017	5,965	957
Thereafter	41,373	6,641

	77,050	12,368

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b)                       Variable interest entity structure

The Group has nine VIEs and eight subsidiaries of VIEs as of December 31, 2012. In the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholder are valid, binding, and enforceable and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with the VIEs are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIEs is remote based on current facts and circumstances.

(c)                        Income taxes

As of December 31, 2012, the Group recorded RMB4,963 (US$797) of unrecognized tax benefits (Note 19). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty associated with these tax uncertainties.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

26.                     COMMITMENTS AND CONTINGENCIES (CONTINUED)

(d)                       Capital commitment

As of December 31, 2012, the Group has contracted but unpaid cost of RMB21,113 (US$3,389) for the construction of a new Audi store which is in progress.

27.                     SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with ASC 280-10, the Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated financial information by brands when making decisions about allocating resources and assessing performance of the Group.  For the year ended December 31, 2010 the Group had six operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen and Chang An-Mazda. For the years ended December 31, 2012 and 2011, the Group had seven operating and reportable segments, namely Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen, Chang An-Mazda, and GAC-Honda.  The chief operating decision maker uses net income or loss to evaluate the performance of each reportable segment.

As substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

The Group’s segment information as of and for the year ended December 31, 2010 is as follows:

		FAW-			Shanghai-	Chang An-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues
Sales of automobiles	937,043	719,370	479,549	324,943	439,402	174,738	—	—	3,075,045
Automobile repair and maintenance services	120,335	33,062	41,944	28,867	25,355	19,804	4,709	—	274,076
Other services	3,746	2,359	2,173	2,000	1,120	2,636	20,514	(20,000)	14,548

	1,061,124	754,791	523,666	355,810	465,877	197,178	25,223	(20,000)	3,363,669

Cost of goods sold
Sales of automobiles	(843,494)	(664,624)	(465,589)	(317,699)	(418,566)	(173,419)	(547)	—	(2,883,938)
Automobile repair and maintenance services	(46,386)	(14,838)	(13,575)	(11,540)	(11,183)	(10,454)	(2,511)	—	(110,487)
Other services	(3)	(200)	(165)	(50)	(54)	(666)	(20,039)	20,000	(1,177)

	(889,883)	(679,662)	(479,329)	(329,289)	(429,803)	(184,539)	(23,097)	20,000	(2,995,602)

Selling, marketing and distribution expenses	(20,120)	(7,013)	(9,260)	(6,032)	(6,494)	(3,067)	(187)	—	(52,173)

General and administrative expenses	(5,561)	(3,482)	(3,497)	(3,283)	(8,037)	(6,346)	(7,618)	—	(37,824)
Interest income	151	628	172	20	13	108	10	—	1,102
Interest expense	(20,315)	(14,482)	(6,827)	(6,508)	(3,060)	(1,984)	(656)	—	(53,832)
Exchange loss	—	—	—	—	—	—	(3,018)	—	(3,018)
Other income (loss), net	946	512	(5)	45	598	44	4	—	2,144
Income tax expense	(31,775)	(12,685)	(5,974)	(3,181)	(5,015)	(499)	(3,964)	—	(63,093)
Net income (loss) and comprehensive income (loss)	94,567	38,607	18,946	7,582	14,079	895	(13,303)	—	161,373

Total assets	563,666	459,625	232,568	125,429	232,754	121,889	610,668	(130,896)	2,215,703

Total liabilities	(450,562)	(343,859)	(196,463)	(92,457)	(203,626)	(109,924)	(58,190)	(24,169)	(1,479,250)

Capital expenditures	7,078	2,124	655	485	1,870	286	33	—	12,531
Depreciation and amortization expenses	5,515	2,716	2,260	679	1,903	741	98	—	13,912

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.    SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

		FAW-			Shanghai-	Chang An-	GAC-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	Honda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues
Sales of automobiles	957,338	521,918	362,566	240,151	426,519	51,749	104,174	335	—	2,664,750
Automobile repair and maintenance services	141,623	43,549	48,512	32,969	25,432	24,271	13,872	3,527	—	333,755
Sales of leased automobiles	8,977	3,491	3,189	474	2,179	—	—	—	—	18,310
Other services	7,727	3,603	2,065	1,662	1,374	628	942	5,609	(4,207)	19,403

	1,115,665	572,561	416,332	275,256	455,504	76,648	118,988	9,471	(4,207)	3,036,218

Cost of goods sold
Sales of automobiles	(892,696)	(493,049)	(359,337)	(236,427)	(405,274)	(51,213)	(102,248)	(4,631)	4,207	(2,540,668)
Automobile repair and maintenance services	(58,044)	(26,318)	(23,671)	(17,026)	(13,304)	(12,963)	(10,155)	(1,761)	—	(163,242)
Sales of leased automobiles	(8,348)	(3,293)	(3,156)	(466)	(2,067)	—	—	—	—	(17,330)
Other services	(2)	(340)	(61)	(72)	(40)	(24)	—	(2,263)	—	(2,802)

	(959,090)	(523,000)	(386,225)	(253,991)	(420,685)	(64,200)	(112,403)	(8,655)	4,207	(2,724,042)

Selling, marketing and distribution expenses	(29,415)	(13,223)	(12,897)	(11,361)	(13,513)	(6,567)	(1,883)	(2,579)	—	(91,438)
General and administrative expenses	(8,883)	(5,144)	(5,224)	(4,570)	(7,117)	(2,431)	(3,585)	(17,320)	—	(54,274)
Interest income	759	790	178	946	386	78	16	29	—	3,182
Interest expense	(24,863)	(14,529)	(7,983)	(7,991)	(2,593)	(1,275)	(2,231)	(95)	—	(61,560)
Exchange loss	—	—	—	—	—	—	—	(9,100)	—	(9,100)
Other income (loss), net	771	123	52	213	18	(4)	37	197	—	1,407
Income tax (expense) benefit	(25,160)	(5,874)	(2,572)	(134)	(3,436)	(648)	298	4,235	—	(33,291)
Net income (loss) and comprehensive income (loss)	69,784	11,704	1,661	(1,632)	8,564	1,601	(763)	(23,817)	—	67,102

Total assets	685,052	466,921	347,255	273,563	185,776	38,215	149,122	958,532	(533,561)	2,570,875

Total liabilities	(507,737)	(269,846)	(275,617)	(209,060)	(147,431)	(24,657)	(134,841)	(134,423)	(34,173)	(1,737,785)

Capital expenditures	74,269	110,258	3,321	3,046	10,150	1,429	100	3,197	—	205,770
Depreciation and amortization expenses	6,970	3,161	3,010	1,446	1,943	595	1,208	29	—	18,362

Goodwill	—	34,175	9,620	15,735	—	—	14,104	—	—	73,634

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.           SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2012 is as follows:

			FAW-		FAW-				Shanghai-		Chang An-		GAC-
	Audi		Volkswagen		Mazda		Toyota		Volkswagen		Mazda		Honda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenues
Sales of automobiles	845,436	135,702	814,443	130,727	336,594	54,027	325,323	52,218	313,424	50,308	62,129	9,972	177,374	28,470	490	80	—	—	2,875,213	461,504
Automobile repair and maintenance services	131,820	21,159	51,252	8,227	40,371	6,480	43,625	7,002	22,605	3,628	13,068	2,098	20,966	3,365	1,267	203	—	—	324,974	52,162
Sales of leased automobiles	11,751	1,886	7,362	1,182	11,844	1,901	899	144	3,369	541	410	66	—	—	—	—	—	—	35,635	5,720
Other services	8,725	1,400	11,043	1,773	3,116	500	2,123	341	1,746	280	844	135	1,808	290	13,482	2,164	(13,422)	(2,154)	29,465	4,729

	997,732	160,147	884,100	141,909	391,925	62,908	371,970	59,705	341,144	54,757	76,451	12,271	200,148	32,125	15,239	2,447	(13,422)	(2,154)	3,265,287	524,115

Cost of goods sold
Sales of automobiles	(803,617)	(128,989)	(771,782)	(123,880)	(329,203)	(52,841)	(329,778)	(52,933)	(307,663)	(49,383)	(61,936)	(9,941)	(183,972)	(29,530)	—	—	13,422	2,154	(2,774,529)	(445,343)
Automobile repair and maintenance services	(61,382)	(9,852)	(34,942)	(5,609)	(23,442)	(3,763)	(27,560)	(4,424)	(14,537)	(2,333)	(8,847)	(1,420)	(16,774)	(2,692)	(1,375)	(221)	—	—	(188,859)	(30,314)
Sales of leased automobiles	(11,171)	(1,793)	(6,915)	(1,110)	(11,613)	(1,864)	(914)	(147)	(3,308)	(531)	(408)	(65)	—	—	(15,739)	(2,526)	—	—	(50,068)	(8036)
Other services	(1)	—	(1,015)	(164)	(190)	(30)	(85)	(14)	(57)	(9)	(58)	(9)	—	—	(93)	(15)	—	—	(1,499)	(241)

	(876,171)	(140,634)	(814,654)	(130,763)	(364,448)	(58,498)	(358,337)	(57,518)	(325,565)	(52,256)	(71,249)	(11,435)	(200,746)	(32,222)	(17,207)	(2,762)	13,422	2,154	(3,014,955)	(483,934)

Selling, marketing and distribution expenses	(26,656)	(4,279)	(22,518)	(3,613)	(16,697)	(2,680)	(9,004)	(1,445)	(14,985)	(2,405)	(5,900)	(947)	(2,348)	(377)	(3,436)	(552)	—	—	(101,544)	(16,298)
General and administrative expenses	(7,768)	(1,247)	(9,283)	(1,490)	(6,216)	(998)	(8,584)	(1,378)	(7,074)	(1,135)	(1,836)	(295)	(6,696)	(1,075)	(15,838)	(2,542)	—	—	(63,295)	(10,160)
Loss from impairment of intangible assets	—	—	—	—	(10,700)	(1,718)	(8,700)	(1,396)	—	—	—	—	(7,050)	(1,132)	—	—	—	—	(26,450)	(4,246)
Interest income	1,508	242	1,074	172	200	32	1,393	224	771	124	14	2	1,005	161	1,178	189	—	—	7,143	1,146
Interest expense	(24,562)	(3,942)	(18,626)	(2,990)	(8,385)	(1,346)	(15,488)	(2,486)	(841)	(135)	(611)	(98)	(4,069)	(653)	(1,091)	(175)	—	—	(73,673)	(11,825)
Exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(1)	—	—	(8)	(1)
Other income, net	252	40	777	125	225	37	84	13	—	—	—	—	89	14	48	8	—	—	1,475	237
Income tax (expense) benefit	(17,836)	(2,863)	(7,080)	(1,136)	2,604	418	5,868	942	1,365	219	718	115	3,128	502	(966)	(155)	—	—	(12,199)	(1,958)
Net income (loss) and comprehensive income (loss)	46,499	7,464	13,790	2,214	(11,492)	(1,845)	(20,798)	(3,339)	(5,185)	(831)	(2,413)	(387)	(16,539)	(2,657)	(22,081)	(3,543)	—	—	(18,219)	(2,924)

Total assets	751,963	120,698	622,094	99,853	220,102	35,329	232,866	37,378	201,153	32,287	31,019	4,979	126,010	20,226	1,052,360	168,915	(578,235)	(92,813)	2,659,332	426,852

Total liabilities	(502,540)	(80,663)	(401,619)	(64,464)	(159,981)	(25,679)	(189,208)	(30,370)	(167,940)	(26,956)	(19,864)	(3,188)	(132,156)	(21,213)	(246,979)	(39,643)	(24,174)	(3,880)	(1,844,461)	(296,056)

Capital expenditures	85,991	13,804	70,397	11,299	2,078	334	2,717	436	1,751	281	196	31	2,062	331	1,878	301	—	—	167,070	26,817
Depreciation and amortization expenses	8,725	1,400	5,707	916	3,944	633	3,085	495	1,968	316	688	110	1,752	281	583	94	—	—	26,452	4,245

Goodwill	—	—	34,175	5,485	9,620	1,544	15,735	2,526	—	—	—	—	14,104	2,264	—	—	—	—	73,634	11,819

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.                     CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the net assets of the VIEs and subsidiaries of VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,106,498 (US$177,605) as of December 31, 2012. The following is the condensed financial information of the Company on a parent-company only basis:

	December 31,
Balance sheets	2011	2012
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,362	762	122

Total current assets	8,362	762	122

Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	513,469	510,577	81,953
Amounts due from subsidiaries, VIEs and subsidiaries of VIEs	282,718	287,752	46,188
Total non-current assets	796,187	798,329	128,141

TOTAL ASSETS	804,549	799,091	128,263

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	179	179	29
Total current liabilities	179	179	29

Total liabilities	179	179	29

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2011 and 2012;
Issued and outstanding —58,937,912 shares as of December 31, 2011 and 2012	4	4	1
Additional paid-in capital	469,761	469,761	75,401
Retained earnings	334,605	329,147	52,832

Total shareholders’ equity	804,370	798,912	128,234

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	804,549	799,091	128,263

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.            CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

	Years ended December 31,
Statements of comprehensive income (loss)	2010	2011	2012
	RMB	RMB	RMB	US$
Revenues	—	—	—	—
Cost of goods sold	—	—	—	—

Gross profit	—	—	—	—

Operating expenses	(16)	(835)	(2,660)	(427)

Loss from operations	(16)	(835)	(2,660)	(427)

Equity in profits of subsidiaries, VIEs and subsidiaries of VIEs	163,182	70,265	(2,892)	(465)
Interest income	—	6	1,173	189
Interest expense	(571)	(3)	(1,084)	(174)
Exchange (loss) gain	(1,222)	(1,516)	5	1

Income before income tax expense	161,373	67,917	(5,458)	(876)
Income tax expenses	—	—	—	—
Net income (loss) and comprehensive income (loss)	161,373	67,917	(5,458)	(876)

	Years ended December 31,
Statements of cash flows	2010	2011	2012
	RMB	RMB	RMB	US$
Cash flows used in operating activities	(587)	(1,957)	(2,555)	(410)

Cash flows used in investing activities	(99,990)	(209,590)	(5,034)	(808)

Cash flows provided by financing activities	322,097	—	—	—

Effect of foreign exchange rate changes, net	(1,222)	(391)	(11)	(2)

Net increase (decrease) in cash and cash equivalents	220,298	(211,938)	(7,600)	(1,220)

Cash and cash equivalents, beginning of year	2	220,300	8,362	1,342

Cash and cash equivalents, end of year	220,300	8,362	762	122

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.           CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

(a)  Basis of presentation

In the parent-only financial statements, the Company’s investments in subsidiaries, VIEs and subsidiaries of VIEs are stated at cost plus equity in undistributed earnings of subsidiaries, VIEs and subsidiaries of VIEs since inception or acquisition. The parent-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investments in its subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC topic 323-10 (“ASC 323-10”), Investment-Equity Method and Joint Ventures. Such investments are presented as “Investments in subsidiaries, VIEs and subsidiaries of VIEs” on the balance sheets and share of the subsidiaries and VIEs’ profit is presented as “Equity in profit of subsidiaries, VIEs and subsidiaries of VIEs” in the statements of comprehensive income (loss).

The subsidiaries, VIEs and subsidiaries of VIEs did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted in the parent-only financial statements.

(b)  Commitments

The Company did not have any significant commitments or long-term obligations as at December 31, 2011 and 2012.