Form 20-F/A
period 2012-12-31
Lentuo International Inc.
filed 2013-05-28
CIK 1499673

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

Jiangyu Luo, Acting Chief Financial Officer
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

☒ Yes   ☐ No

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 20-F of Lentuo International Inc. for the fiscal year ended December 31, 2012 that was originally filed on April 30, 2013 (the “2012 Form 20-F”), is being filed for the following purposes:

(i)                                     amending the fifth paragraph under “Organization and Basis of Presentation — VIE Arrangements” in note 1 to the consolidated financial statements included in the 2012 Form 20-F by inserting the following sentence: “Creditors of the consolidated VIEs and subsidiaries of VIES have no recourse to the general credit of Lentuo Hong Kong, who is the primary beneficiary of the consolidated VIEs and subsidiaries of VIEs.” This sentence was included in the company’s annual reports on Form 20-F for previous fiscal years but was accidentally omitted in the 2012 Form 20-F;

(ii)                                  amending the table under “Summary of Significant Accounting Policies — (e) Fair value of financial instruments” in note 2 to the consolidated financial statements included in the 2012 Form 20-F by replacing the number “86,850” in the table with the number “78,950”, replacing the number “18,550” with the number “26,450”, and replacing the number “2,977” with the number “4,246”;

(iii)                               amending the table under “Goodwill” in note 12 to the consolidated financial statements included in the 2012 Form 20-F by replacing the numbers “14,140” in the table with the numbers “14,104”; and

(iv)                              furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

A complete section of the consolidated financial statements and the notes thereto, as so amended, is included in this Amendment No. 1. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2012 Form 20-F or reflect any events that have occurred after the initial filing of the 2012 Form 20-F.

Item 19. Exhibits

Exhibit Number	Description of Document

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: May 28, 2012

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

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		Years ended December 31,
	Notes	2010	2011	2012
		RMB	RMB	RMB	US$

Revenues:
Sales of automobiles		3,075,045	2,664,750	2,875,213	461,504
Automobile repair and maintenance services		274,076	333,755	324,974	52,162
Sales of leased automobiles		—	18,310	35,635	5,720
Other services		14,548	19,403	29,465	4,729

		3,363,669	3,036,218	3,265,287	524,115

Costs of goods sold:
Sales of automobiles		(2,883,938)	(2,540,668)	(2,774,529)	(445,343)
Automobile repair and maintenance services		(110,487)	(163,242)	(188,859)	(30,314)
Sales of leased automobiles		—	(17,330)	(50,068)	(8,036)
Other services		(1,177)	(2,802)	(1,499)	(241)

		(2,995,602)	(2,724,042)	(3,014,955)	(483,934)

Gross profit		368,067	312,176	250,332	40,181

Operating expenses:
Selling, marketing and distribution expenses		(52,173)	(91,438)	(101,544)	(16,298)
General and administrative expenses		(37,824)	(54,274)	(63,295)	(10,160)
Loss from impairment of intangible assets		—	—	(26,450)	(4,246)

Total operating expenses		(89,997)	(145,712)	(191,289)	(30,704)

Operating income		278,070	166,464	59,043	9,477

Interest income		1,102	3,182	7,143	1,146
Interest expense	25	(53,832)	(61,560)	(73,673)	(11,825)
Exchange loss		(3,018)	(9,100)	(8)	(1)
Other income, net		2,144	1,407	1,475	237

Income (loss) before income tax expense		224,466	100,393	(6,020)	(966)
Income tax expense	19	(63,093)	(33,291)	(12,199)	(1,958)

Net income (loss) and comprehensive income (loss)		161,373	67,102	(18,219)	(2,924)

Net loss and comprehensive loss attributable to noncontrolling interests		—	(815)	(12,761)	(2,048)

Net income (loss) and comprehensive income (loss) attributable to Lentuo International Inc. shareholders		161,373	67,917	(5,458)	(876)

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

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	161,373	67,102	(18,219)	(2,924)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	13,729	16,560	23,328	3,745
Depreciation of leased automobiles held for sale		2,251	17,900	2,873
Deferred tax benefits	(4,456)	(5,679)	(13,629)	(2,189)
Amortization of land use rights	183	255	565	91
Amortization of intangible assets	—	1,547	2,559	411
Gain on disposal of property and equipment	(1,472)	(1,410)	(683)	(110)
Loss from impairment of intangible assets	—	—	26,450	4,246
Exchange loss	4,858	391	47	8

Changes in operating assets and liabilities:
Accounts receivable	(26,724)	18,900	7,562	1,214
Inventories	14,119	(169,467)	83,534	13,408
Leased automobiles held for sale	—	(150,000)	(76,755)	(12,320)
Advances to suppliers	(143,634)	211,837	(96,131)	(15,430)
Prepaid expenses and other current assets	(2,314)	59,289	8,734	1,402
Accounts payable	(6,104)	7,067	(6,110)	(981)
Bills payable	280,516	75,767	(2,058)	(330)
Advances from customers	64,831	(45,617)	1,984	318
Deposits from third parties	(76,258)	(85,856)	—	—
Accrued expenses and other current liabilities	104,273	(4,407)	115,085	18,472
Unrecognized tax benefits	(44,562)	—	—	—
Taxes payable	92,770	(107,803)	20,807	3,340
Amounts due to related parties	(1,229)	—	—	—

Net cash provided by (used in) operating activities	429,899	(109,273)	94,970	15,244

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(12,531)	(85,770)	(167,070)	(26,817)
Prepayments for construction	—	(131,250)	—	—
Disposal of property and equipment	4,932	3,936	9,033	1,451
Acquisition of subsidiaries, net of cash acquired	—	(108,224)	—	—
Loans to third parties	(24,377)	(15,000)	—	—
Repayments of loans provided to third parties	21,480	—	22,400	3,595
Deposits to third parties	(27,100)	(26,117)	(5,000)	(803)
Repayments of deposits to third parties	—	21,100	30,917	4,963
Deposit for a business acquisition	—	(173,000)		—
Repayment of deposit for a business acquisition			173,000	27,768
Amounts due from related parties	227,913	(36,157)	17,027	2,733
Amounts due to related parties	13,553	(3,553)	(10,000)	(1,605)

Net cash provided by (used in) investing activities	203,870	(554,035)	70,307	11,285

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

The accompanying notes are an integral part of these consolidated financial statements

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

The terms of the VIE Arrangements entered into after the reorganization with Tongda are identical to the terms of the VIE Arrangements with the Automobile Operating Entities.  As a result, Lentuo Hong Kong has been determined to be the primary beneficiary of Tongda.

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

Creditors of the consolidated VIEs and subsidiaries of VIEs have no recourse to the general credit of Lentuo Hong Kong, who is the primary beneficiary of the consolidated VIEs and subsidiaries of VIEs.  As of December 31, 2011 and 2012, the current and non-current liabilities of the consolidated VIEs and subsidiaries of VIEs equaled to the consolidated current and non-current liabilities presented on the consolidated balance sheets, with the exception of RMB179 (US$29) accrued expenses and other current liabilities attributable to the Company.

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

The Group had no financial instruments measured at fair value on a recurring basis as of December 31, 2011 and 2012.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2012:

		Fair value at December 31, 2012 measured using
	Carrying value at December 31, 2012	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2012
	RMB	RMB	RMB	RMB	RMB	US$

Intangible assets - Acquired dealership agreements	105,400	—	—	78,950	26,450	4,246

There were no assets measured at fair value on a nonrecurring basis as of December 31, 2011.

The fair value of dealership agreements as of December 31, 2012 was measured using the income approach with significant inputs that are not observable in the market (Level 3), including a discount rate of 15% and a long-term sustainable growth rate of 3%.

In accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill, dealership agreements with a carrying amount of RMB105,400 were written down to an implied fair value of RMB78,950, resulting in an impairment charge of RMB26,450 (US$4,246), which was included in the Group’s consolidated statements of comprehensive income (loss) for the year ended December 31, 2012 (Note 11).

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

Expenditures for major additions or improvement that extend the useful lives of property and equipment are capitalized as additions to the related assets. Expenditures for minor replacements, maintenance and repairs that do not improve or extend the lives of the assets are charged to expense when incurred. Retirement, sales and disposals of assets are recorded by removing the cost and accumulated depreciation, with any resulting gain or loss reflected in the consolidated statements of comprehensive income (loss).  All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Capitalization of interest costs is suspended during extended periods in which activities related to the acquisition or construction of the qualifying assets is interrupted. Interest expense of nil, nil, and RMB10,966 (US$1,760) was capitalized during the years ended December 31, 2010, 2011 and 2012, respectively.

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

p)                           Long-term investment

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

(p)                       Long-term investment (continued)

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

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisitions. Goodwill of RMB9,620, RMB14,104, RMB34,175, and RMB15,735 acquired from Shuntong, Ruitai, Huizhou, and Yuchen, respectively, was included in the FAW-Mazda, GAC-Honda, FAW-Volkswagen, and Toyota operating segments, respectively (Note 27).

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

9.                            PROPERTY AND EQUIPMENT (CONTINED)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

12.                       GOODWILL

Goodwill allocated to the Group’s reportable segments as of December 31, 2011 and 2012 and changes in the carrying amount of goodwill during the years ended December 31, 2011 and 2012 are as follows:

		FAW-	FAW-		Shanghai-	Chang-an	GAC-
	Audi	Volkswagen	Mazda	Toyota	Volkswagen	Mazda	Honda	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net balance at December 31, 2010	—	—	—	—	—	—	—	—
Goodwill acquired	—	34,175	9,620	15,735	—	—	14,104	73,634
Impairment loss	—	—	—	—	—	—	—	—

Net balance at December 31, 2011	—	34,175	9,620	15,735	—	—	14,104	73,634

Goodwill acquired	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—

Net balance at December 31, 2012	—	34,175	9,620	15,735	—	—	14,104	73,634

13.                    LONG-TERM PREPAYMENTS

Long-term prepayments consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Prepayments for the expansion of automobile dealerships	120,000	20,000	3,211
Deposit for financing from Toyota Financing Corporation	6,500	6,500	1,043
Prepayment for investment in Saneguard Automobile Insurance Co., Ltd.	11,250	—	—

	137,750	26,500	4,254

Long-term prepayments as of December 31, 2012 primarily consist of (i) prepayments of RMB20,000 (US$3,211) for the expansion project of the Group’s retail stores; and (ii) a deposit of RMB6,500 (US$1,043) placed with Toyota Financing Corporation as a guarantee for financing granted to the Group by Toyota Financing Corporation.  The prepayment of RMB11,250 (US$1,806) as of December 31, 2011 was reclassified during the year ended December 31, 2012 to long-term investment on the consolidated balance sheets when the investee was established (Note 14).

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

The Group’s short-term loans are RMB-denominated loans obtained from banks and other financial institutions with interest rates ranging from 5.00% to 8.54% per annum and 4.83% to 10.25% per annum for the years ended December 31, 2011 and 2012, respectively. The weighted average interest rate on short-term loans outstanding as of December 31, 2011 and 2012 was 6.99% and 7.91% per annum, respectively. The short-term loans are repayable between January 2013 and November 2013. The unused lines of credit for short-term financing amounted to RMB340,812 and RMB356,421 (US$57,210) as of December 31, 2012 and December 31, 2011, respectively.

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

19.                     INCOME TAXES (CONTINED)

A reconciliation of the income tax computed at the statutory income tax rate of 25% applicable to PRC operations to income tax expense for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Income (loss) before income tax expense	224,466	100,393	(6,020)	(966)
Income tax computed at PRC statutory tax rate	56,117	25,098	(1,505)	(242)
Non-deductible expenses	5,810	5,697	4,906	788
International tax rate difference	772	974	667	107
Changes in the valuation allowance	394	1,522	8,131	1,305
	63,093	33,291	12,199	1,958

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

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as a general reserve fund, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary and the net assets of the VIEs and their subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,026,800and RMB1,106,498 (US$177,605) as of December 31, 2011 and 2012, respectively. No dividend appropriations were made for the years ended December 31, 2010, 2011 and 2012.

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.                  SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

		FAW-			Shanghai-	Chang An-	GAC-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	Honda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues
Sales of automobiles	957,338	521,918	362,566	240,151	426,519	51,749	104,174	335	—	2,664,750
Automobile repair and maintenance services	141,623	43,549	48,512	32,969	25,432	24,271	13,872	3,527	—	333,755
Sales of leased automobiles	8,977	3,491	3,189	474	2,179	—	—	—	—	18,310
Other services	7,727	3,603	2,065	1,662	1,374	628	942	5,609	(4,207)	19,403

	1,115,665	572,561	416,332	275,256	455,504	76,648	118,988	9,471	(4,207)	3,036,218

Cost of goods sold
Sales of automobiles	(892,696)	(493,049)	(359,337)	(236,427)	(405,274)	(51,213)	(102,248)	(4,631)	4,207	(2,540,668)
Automobile repair and maintenance services	(58,044)	(26,318)	(23,671)	(17,026)	(13,304)	(12,963)	(10,155)	(1,761)	—	(163,242)
Sales of leased automobiles	(8,348)	(3,293)	(3,156)	(466)	(2,067)	—	—	—	—	(17,330)
Other services	(2)	(340)	(61)	(72)	(40)	(24)	—	(2,263)	—	(2,802)

	(959,090)	(523,000)	(386,225)	(253,991)	(420,685)	(64,200)	(112,403)	(8,655)	4,207	(2,724,042)

Selling, marketing and distribution expenses	(29,415)	(13,223)	(12,897)	(11,361)	(13,513)	(6,567)	(1,883)	(2,579)	—	(91,438)
General and administrative expenses	(8,883)	(5,144)	(5,224)	(4,570)	(7,117)	(2,431)	(3,585)	(17,320)	—	(54,274)
Interest income	759	790	178	946	386	78	16	29	—	3,182
Interest expense	(24,863)	(14,529)	(7,983)	(7,991)	(2,593)	(1,275)	(2,231)	(95)	—	(61,560)
Exchange loss	—	—	—	—	—	—	—	(9,100)	—	(9,100)
Other income (loss), net	771	123	52	213	18	(4)	37	197	—	1,407
Income tax (expense) benefit	(25,160)	(5,874)	(2,572)	(134)	(3,436)	(648)	298	4,235	—	(33,291)
Net income (loss) and comprehensive income (loss)	69,784	11,704	1,661	(1,632)	8,564	1,601	(763)	(23,817)	—	67,102

Total assets	685,052	466,921	347,255	273,563	185,776	38,215	149,122	958,532	(533,561)	2,570,875

Total liabilities	(507,737)	(269,846)	(275,617)	(209,060)	(147,431)	(24,657)	(134,841)	(134,423)	(34,173)	(1,737,785)

Capital expenditures	74,269	110,258	3,321	3,046	10,150	1,429	100	3,197	—	205,770
Depreciation and amortization expenses	6,970	3,161	3,010	1,446	1,943	595	1,208	29		18,362

Goodwill	—	34,175	9,620	15,735	—	—	14,104	—	—	73,634

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.            SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2012 is as follows:

	Audi		FAW- Volkswagen		FAW- Mazda		Toyota		Shanghai- Volkswagen		Chang An- Mazda		GAC- Honda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Revenues
Sales of automobiles	845,436	135,702	814,443	130,727	336,594	54,027	325,323	52,218	313,424	50,308	62,129	9,972	177,374	28,470	490	80	—	—	2,875,213	461,504
Automobile repair and maintenance services	131,820	21,159	51,252	8,227	40,371	6,480	43,625	7,002	22,605	3,628	13,068	2,098	20,966	3,365	1,267	203	—	—	324,974	52,162
Sales of leased automobiles	11,751	1,886	7,362	1,182	11,844	1,901	899	144	3,369	541	410	66	—	—	—	—	—	—	35,635	5,720
Other services	8,725	1,400	11,043	1,773	3,116	500	2,123	341	1,746	280	844	135	1,808	290	13,482	2,164	(13,422)	(2,154)	29,465	4,729

	997,732	160,147	884,100	141,909	391,925	62,908	371,970	59,705	341,144	54,757	76,451	12,271	200,148	32,125	15,239	2,447	(13,422)	(2,154)	3,265,287	524,115
Cost of goods sold
Sales of automobiles	(803,617)	(128,989)	(771,782)	(123,880)	(329,203)	(52,841)	(329,778)	(52,933)	(307,663)	(49,383)	(61,936)	(9,941)	(183,972)	(29,530)	—	—	13,422	2,154	(2,774,529)	(445,343)
Automobile repair and maintenance services	(61,382)	(9,852)	(34,942)	(5,609)	(23,442)	(3,763)	(27,560)	(4,424)	(14,537)	(2,333)	(8,847)	(1,420)	(16,774)	(2,692)	(1,375)	(221)	—	—	(188,859)	(30,314)
Sales of leased automobiles	(11,171)	(1,793)	(6,915)	(1,110)	(11,613)	(1,864)	(914)	(147)	(3,308)	(531)	(408)	(65)	—	—	(15,739)	(2,526)	—	—	(50,068)	(8036)
Other services	(1)	—	(1,015)	(164)	(190)	(30)	(85)	(14)	(57)	(9)	(58)	(9)	—	—	(93)	(15)	—	—	(1,499)	(241)
	(876,171)	(140,634)	(814,654)	(130,763)	(364,448)	(58,498)	(358,337)	(57,518)	(325,565)	(52,256)	(71,249)	(11,435)	(200,746)	(32,222)	(17,207)	(2,762)	13,422	2,154	(3,014,955)	(483,934)

Selling, marketing and distribution expenses	(26,656)	(4,279)	(22,518)	(3,613)	(16,697)	(2,680)	(9,004)	(1,445)	(14,985)	(2,405)	(5,900)	(947)	(2,348)	(377)	(3,436)	(552)	—	—	(101,544)	(16,298)
General and administrative expenses	(7,768)	(1,247)	(9,283)	(1,490)	(6,216)	(998)	(8,584)	(1,378)	(7,074)	(1,135)	(1,836)	(295)	(6,696)	(1,075)	(15,838)	(2,542)	—	—	(63,295)	(10,160)
Loss from impairment of intangible assets	—	—	—	—	(10,700)	(1,718)	(8,700)	(1,396)	—	—	—	—	(7,050)	(1,132)	—	—	—	—	(26,450)	(4,246)
Interest income	1,508	242	1,074	172	200	32	1,393	224	771	124	14	2	1,005	161	1,178	189	—	—	7,143	1,146
Interest expense	(24,562)	(3,942)	(18,626)	(2,990)	(8,385)	(1,346)	(15,488)	(2,486)	(841)	(135)	(611)	(98)	(4,069)	(653)	(1,091)	(175)	—	—	(73,673)	(11,825)
Exchange loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(1)	—	—	(8)	(1)
Other income, net	252	40	777	125	225	37	84	13	—	—	—	—	89	14	48	8	—	—	1,475	237
Income tax (expense) benefit	(17,836)	(2,863)	(7,080)	(1,136)	2,604	418	5,868	942	1,365	219	718	115	3,128	502	(966)	(155)	—	—	(12,199)	(1,958)
Net income (loss) and comprehensive income (loss)	46,499	7,464	13,790	2,214	(11,492)	(1,845)	(20,798)	(3,339)	(5,185)	(831)	(2,413)	(387)	(16,539)	(2,657)	(22,081)	(3,543)	—	—	(18,219)	(2,924)

Total assets	751,963	120,698	622,094	99,853	220,102	35,329	232,866	37,378	201,153	32,287	31,019	4,979	126,010	20,226	1,052,360	168,915	(578,235)	(92,813)	2,659,332	426,852

Total liabilities	(502,540)	(80,663)	(401,619)	(64,464)	(159,981)	(25,679)	(189,208)	(30,370)	(167,940)	(26,956)	(19,864)	(3,188)	(132,156)	(21,213)	(246,979)	(39,643)	(24,174)	(3,880)	(1,844,461)	(296,056)

Capital expenditures	85,991	13,804	70,397	11,299	2,078	334	2,717	436	1,751	281	196	31	2,062	331	1,878	301	—	—	167,070	26,817
Depreciation and amortization expenses	8,725	1,400	5,707	916	3,944	633	3,085	495	1,968	316	688	110	1,752	281	583	94	—	—	26,452	4,245

Goodwill	—	—	34,175	5,485	9,620	1,544	15,735	2,526	—	—	—	—	14,104	2,264	—	—	—	—	73,634	11,819

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

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

28.            CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

Statements of comprehensive income (loss)

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Cost of goods sold	—	—	—	—

Gross profit	—	—	—	—

Operating expenses	(16)	(835)	(2,660)	(427)

Loss from operations	(16)	(835)	(2,660)	(427)

Equity in profits of subsidiaries, VIEs and subsidiaries of VIEs	163,182	70,265	(2,892)	(465)
Interest income	—	6	1,173	189
Interest expense	(571)	(3)	(1,084)	(174)
Exchange (loss) gain	(1,222)	(1,516)	5	1

Income before income tax expense	161,373	67,917	(5,458)	(876)
Income tax expense	—	—	—	—
Net income (loss) and comprehensive income (loss)	161,373	67,917	(5,458)	(876)

Statements of cash flows

	Years ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Cash flows used in operating activities	(587)	(1,957)	(2,555)	(410)

Cash flows used in investing activities	(99,990)	(209,590)	(5,034)	(808)

Cash flows provided by financing activities	322,097	—	—	—

Effect of foreign exchange rate changes, net	(1,222)	(391)	(11)	(2)

Net increase (decrease) in cash and cash equivalents	220,298	(211,938)	(7,600)	(1,220)

Cash and cash equivalents, beginning of year	2	220,300	8,362	1,342

Cash and cash equivalents, end of year	220,300	8,362	762	122

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