Form 20-F/A
period 2012-12-31
Lentuo International Inc.
filed 2014-04-09
CIK 1499673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No.2 to

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This annual report on Form 20-F/A (“Form 20-F/A”) is being filed by Lentuo International Inc. (the “Registrant”) as the Amendment No. 2 to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2012 (“Form 20-F”), as amended by Amendment No.1 filed on May 28, 2013 (the “Amendment No.1”), solely for the purpose of amending our Form 20-F to reflect the correction of Exhibits 12.1 and 12.2 of the Form 20-F. This Form 20-F/A is filed in its entirety and included changes made on the Amendment No. 1. This Form 20-F/A makes no changes to the consolidated financial statements of the Registrant. Other than what is stated above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F as originally filed on April 30, 2013 and as amended on May 28, 2013, or reflect any events that have occurred after the original filing of the Form 20-F on April 30, 2013.

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

4.17*	English translation of Land Lease, between Beijing Dongfang Jiye Investment Co., Ltd. and Lentuo Aotong Automobile Trading Co., Ltd.

4.18	English translation of Joint Venture Agreement, dated October 12, 2012, among Beijing Lentuo Electromechanical Group Co., Ltd, Itochu Corporation and Itochu (China) Holding Co., Ltd.

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                               Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-170682) of Lentuo International Inc. filed with the Securities and Exchange Commission, as declared effective on December 10, 2010, and incorportated herein by reference thereto.

**                        XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LENTUO INTERNATIONAL INC.

	By:	/s/ Hetong Guo
Name: Hetong Guo
Title: Chairman

Date: April 9, 2014

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