Form 20-F
period 2013-12-31
Lentuo International Inc.
filed 2014-05-15
CIK 1499673

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34987

Lentuo International Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

West of Beihuayuan Village, Gaobeidian Township Chaoyang District, Beijing 100024 People’s Republic of China
(Address of principal executive offices)

Jiangyu Luo, Chief Financial Officer

Tel: (+86) (10) 8735 8388

Email: luojiangyu@lentuo.net

Fax: (+86) (10) 8736 9868

West of Beihuayuan Village, Gaobeidian Township

Chaoyang District, Beijing 100024

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Exchange on which registered
Ordinary shares, par value US$0.00001 per share American depositary shares, each representing two ordinary shares	New York Stock Exchange* New York Stock Exchange

* Not for trading but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013:

65,137,912 Ordinary Shares, par value US$0.00001 per share

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders equity, and cash flows for each of the three years ended December 31, 2013.

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

ITEM 3                                                   KEY INFORMATION

A.                                    Selected Financial and Operating Data

The following selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 were derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income data and selected consolidated cash flow data for the years ended December 31, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5 included elsewhere in this annual report.  Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.  Our historical results do not necessarily indicate our results expected for any future periods.

The table below contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2013 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.0537 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:(1)
Revenues	2,341,491	3,363,669	3,036,218	3,265,287	3,272,736	540,617
Cost of goods sold	(2,062,163)	(2,995,602)	(2,724,042)	(3,014,955)	(2,971,372)	(490,835)
Gross profit	279,328	368,067	312,176	250,332	301,364	49,782
Total operating expenses	(70,625)	(89,997)	(145,712)	(191,289)	(175,383)	(28,971)
Other income, net	1,394	2,144	1,407	1,475	5,137	848
Operating income	210,097	280,214	167,871	60,518	131,118	21,659
Interest income	2,392	1,102	3,182	7,143	7,282	1,203
Interest expense	(33,288)	(53,832)	(61,560)	(73,673)	(73,147)	(12,083)
Exchange loss	—	(3,018)	(9,100)	(8)	(1,110)	(183)
Income/(Loss) before income tax expense	179,201	224,466	100,393	(6,020)	64,143	10,596
Income tax expense	(50,039)	(63,093)	(33,291)	(12,199)	(36,491)	(6,028)
Income/(Loss) from continuing operations	129,162	161,373	67,102	(18,219)	27,652	4,568
Income/(Loss) from discontinued operations(2)	(433)	—	—	—	—	—
Net income/(loss) and comprehensive income/(loss)	128,729	161,373	67,102	(18,219)	27,652	4,568
Net loss and comprehensive loss attributable to noncontrolling interest	—	—	(815)	(12,761)	3,825	632
Net income/(loss) and comprehensive income/(loss) attributable to ordinary shareholders	128,729	161,373	67,917	(5,458)	23,827	3,936
Income/(Loss) per ordinary share from continuing operations	3.24	3.77	1.15	(0.09)	0.39	0.06
Earnings/(Loss) per ordinary share, basic and diluted	3.23	3.77	1.15	(0.09)	0.39	0.06
Weighted average ordinary shares outstanding	39,908,389	42,727,446	58,937,912	58,937,912	60,551,610	60,551,610

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands, except for share data)
Selected Consolidated Balance Sheet Data:(1)
Cash and cash equivalents	72,082	801,850	161,393	318,909	266,571	44,034
Inventories	290,298	276,179	516,256	432,722	417,524	68,970
Advances to suppliers	251,632	395,266	219,936	316,067	468,985	77,471
Total assets	1,406,789	2,215,703	2,570,875	2,659,332	3,323,472	548,998
Bills payable	409,584	690,100	889,158	887,100	735,749	121,537
Short-term loans and current portion of long-term loans	325,460	241,053	370,883	365,274	726,689	120,040
Total liabilities	1,124,420	1,479,250	1,737,785	1,844,461	2,180,949	360,267
Ordinary shares, par value $0.00001 per share
Authorized—500,000,000 shares as of December 31, 2009, 2010, 2011, 2012 and 2013;
Issued and outstanding—39,908,389 shares as of December 31, 2009, 42,727,446 shares as of December 31, 2010, 58,937,912 shares as of December 31, 2011 and 2012, and 65,137,912 shares as of December 31, 2013, respectively	1	4	4	4	4	1

Additional paid-in capital	53,973	469,761	469,761	469,761	721,611	119,201
Total equity	282,369	736,453	833,090	814,871	1,142,523	188,731

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	$
	(Amounts in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(92,932)	429,899	(109,664)	94,923	(228,017)	(37,666)
Net cash (used in) provided by investing activities	(131,270)	203,870	(550,482)	80,307	(690,689)	(114,094)
Net cash provided by (used in) financing activities	193,141	97,221	19,689	(17,714)	866,368	143,114

	Year Ended December 31,
	2009	2010	2011	2012	2013
Margin Data(3)
Net income/(loss) margin	5.5%	4.8%	2.2%	(0.6)%	0.8%
Overall gross margin	11.9%	10.9%	10.3%	7.7%	9.2%
New vehicle sales gross margin	7.3%	6.2%	4.7%	3.5%	4.9%
Automobile repair and maintenance services gross margin	57.4%	59.7%	51.1%	41.9%	42.4%
Sales of leased vehicles gross margin	—	—	5.4%	(40.5)%	(27.1)%
Operating Data:
Number of automobile brands represented	6	6	7	7	7
Number of dealerships in operations at the end of period	6	6	1 1	11	12
Number of new vehicles sold	15,047	18,176	13,582	16,900	17,129

(1)                                 Our historical consolidated financial statements as of and for the year ended December 31, 2009 include certain assets, liabilities and results of operations of Lentuo Electromechanical that are related to the automobile retail sales business.  Lentuo Electromechanical directly operated our Shanghai-Volkswagen dealership prior to June 2010.  In preparation for our initial public offering, Lentuo Electromechanical transferred all of its net assets that would be used by us in the automobile retail sales business to Beijing Lentuo Huitong Automobile Sales Service Co., Ltd., one of our variable interest entities, on June 20, 2010.  All of the net assets of Lentuo Electromechanical that would not be used by us in the automobile retail sales business, mainly including amounts due from related parties, a building and construction in progress, were retained by Lentuo Electromechanical, and accounted for as a distribution to our shareholders as of June 20, 2010.  These net assets retained by Lentuo Electromechanical and the related results of operations (consisting of depreciation of the building) were included in our historical consolidated financial statements as of and for the year ended December 31 2009 , but were excluded from our consolidated financial statements for the year ended December 31, 2010.

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

Exchange Rate Information

Our business is conducted in China and a substantial portion of our revenues are denominated in RMB.  However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates.  This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader.  Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the exchange rate as set forth on December 31, 2013 in the H.10 statistical release of the Federal Reserve Board, which was RMB6.0537 to $1.00.  No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.  The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On May 9, 2014 the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2270 to $1.00.  See “Item 3.  Key Information — D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses” and “— Restrictions on currency exchange under the PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs.

The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Rate(1)
	Period End	Average(2)	Low	High
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2164	6.1729	6.1183	6.2273
April	6.2591	6.2246	6.1966	6.2591
May (through May 9)	6.2270	6.2397	6.2255	6.2591

(1)                                 The exchange rates reflect the noon buying rates as set forth in the H.10 statistical release of the Federal Reserve Board.

(2)                                 Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year.  Monthly averages are calculated by using the average of the daily rates during the relevant period.

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

We currently operate a substantial majority of our business in Beijing.  We expanded our business into other geographic regions but we expect that we will continue to generate a substantial majority of our revenues from Beijing in the foreseeable future.  Changes in local economic, competitive and governmental policies and other circumstances in Beijing may have a material adverse effect upon our business, financial condition and results of operations.  For example, on December 23, 2010, the Beijing municipal government issued a number of new measures, which became effective immediately, aimed at curbing traffic congestion in Beijing, including the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations.  Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government.  Such quota was allocated on a monthly basis through a lottery system and has been allocated on a bi-monthly basis since January, 2014.  Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota.  This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the annual quota for each of 2011, 2012 and 2013 was 240,000.  The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective and are expected to continue to be negatively affected by the Provisional Regulations.

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

More recently, on September 12, 2013, the State Council released the Action Plan for Air Pollution Prevention and Control, or the Action Plan, for the prevention and remediation of air pollution, which requires large cities such as Beijing, Shanghai and Guangzhou to further restrict the ownership of motor vehicles. In response to the Action Plan, on September 12, 2013, the Beijing municipal government released its local action plan—the Beijing Clean Air Action Plan (2013-2017), or Beijing Action Plan, which further provides focused measures on vehicle emissions control and in particular capping the number of vehicles in the city at six million by the end of 2017. Furthermore, on October 29, 2013, the Beijing municipal government released the Beijing Vehicle Emission Reduction Plan (2013-2017), or Emission Reduction Plan, which, among other things, reinforces the Beijing municipal government’s determination to restrict the number of vehicles in Beijing to around six million by the end of 2017. As part of the measures adopted by the Beijing municipal government for air pollution control, Beijing’s current annual quota for new license plates has been further decreased to 150,000, including an annual quota of 130,000 for automobiles and an annual quota of 20,000 for pilot new energy automobiles, with 88% of the quota allocated to first-time individual buyers and 12% allocated to business buyers currently. As for pilot new energy vehicles, 50% of the quota is currently allocated to individual buyers and 50% to business buyers. Our new vehicles sales in the Beijing market may be adversely affected by such new regulations.

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

New vehicle sales generate the majority of our total revenues and lead to sales of higher-margin services, such as automobile repair and maintenance services and the arrangement of insurance and financing for customers.  Our dealerships depend in large part on the overall success of the vehicle lines they carry.  Although we have sought to limit our dependence on any one brand, our new vehicle sales consist only of seven brands, which are Audi, FAW-Volkswagen, Toyota, FAW-Mazda, Chang An-Mazda, Shanghai-Volkswagen and GAC-Honda .   In particular, Audi and FAW-Volkswagen accounted for 28.4% and 26.7%, respectively, of our revenues from new vehicle sales in 2013.  If one or more vehicle lines that separately or collectively account for a significant percentage of our new vehicle sales suffer from decreasing consumer demand, our new vehicle sales and related revenues may be materially reduced.

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

Our business is heavily dependent on consumer demand and preferences in China.  Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending in China.  Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand.  These cycles are often dependent on general economic conditions, consumer confidence and governmental incentive programs, as well as the level of discretionary personal income and credit availability. China’s economic growth has significantly slowed down since 2012. To the extent that there have been improvements in some areas in 2013 and future years, it is uncertain whether such recovery is sustainable. If not, the overall economy of China may be adversely affected and the consumer demand for automobiles may drop significantly.  Financial institutions may tighten credit in such event, which in turn could materially affect our ability to finance our purchase of new vehicles from manufacturers.  In addition, consumers’ demand for automobiles is also subject to other factors that are outside of our control.  For example, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/sports utility vehicle models, which typically provide high profit margins to retailers, to smaller, more economical vehicles, which typically have lower margins.

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

Our future growth depends in large part on our ability to acquire and establish additional dealerships, manage expansion, control costs in our operations and consolidate new dealerships into our organization.  We have mainly grown our business by establishing new dealerships and also acquiring and integrating existing dealerships.  We may acquire additional dealerships when opportunities present.  We may not be able to effectively execute our growth strategies through acquiring and integrating additional dealerships.

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

In particular, the State Council issued the Administrative Regulations on Recall of Defective Automotive Products on October 22, 2012 and with effect from January 1, 2013, requiring that the manufacturers or importers of automotive products must perform the duty of recalling the defective automotive products that they have produced or imported and must bear the expenses for eliminating the defects and the necessary transportation fees. In addition, on December 29, 2012, the General Administration of Quality Supervision, Inspection and Quarantine, China’s top government watchdog overseeing product liability and consumer protection, issued a regulation on the repair, replacement and return of household automotive products entitled the Provisions on the Liability for Repair, Replacement and Return of Household Automotive Products. The new regulation, which came into effect on October 1, 2013, specifies the responsibility of automotive dealers and manufacturers to repair, replace or accept the return of, defective household automotive products under applicable circumstances during the mandatory product warranty period.  A higher vehicle emission standard, or the Jing V standard, was also adopted and began to be implemented in Beijing in March 2013.  Furthermore, the PRC Law on Protection of Consumers’ Rights and Interests was amended on October 25, 2013 and came into effect on March 15, 2014, which specifies operators’ obligations with respect to any defect it discovers that may endanger personal safety or property safety, and operators’ burden of proof in case of any dispute that occurs within six months from delivery and arises from defect in durable products such as motor vehicles, among other matters. To be in compliance with such laws and regulations, we need to train our employees, engage third party advisers, implement effective policies or take other necessary compliance actions, which will increase our cost and distract our personnel resources.  If we or our employees at the individual dealerships violate or are alleged to violate these laws and regulations, we could be subject to consumer complaints or actions, administrative, civil or criminal actions, investigations and adverse publicity.  Such actions could expose us to substantial warranty expenses, monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension, cancellation or revocation of our licenses and franchises to conduct dealership operations.  In addition, our noncompliance with such laws and regulations may cause us to fail to renew our licenses when they expire.

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

In addition, a number of our affiliated entities, including Beijing Tuozhan Industrial & Trading Development Co., Ltd. (FAW-Volkswagen dealership), Beijing Yuantongqiao Toyota Automobile Trading Co, Ltd. (Toyota dealership), Beijing Tuojiacheng Commercial & Trading Co., Ltd. (Chang An-Mazda dealership), Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (Shanghai-Volkswagen dealership), Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (FAW-Volkswagen dealership) and Tianjin Ruitai Automobile Sales Services Co., Ltd. (GAC-Honda dealership), have all subleased the respective parcels of land on which they constructed facilities to operate their current businesses. All such land is classified as collectively owned rural land under the PRC law and was subleased from a third party who in turn leased the land from the respective rural economic collectives that own such land .   Under PRC law, collectively owned rural land may not be used for commercial purposes unless it is converted into state-owned land and we may be required to move off such collectively owned rural land.  Under relevant lease and sublease agreements, the economic collectives who own the land will provide necessary assistance for the conversion of such land into state-owned land.  Such land conversion may not be accomplished on terms favorable to us or at all.  Under such agreements, if we are required to move off such land, the economic collectives will provide another comparable piece of land for our business and operation and compensate us for our losses in connection with such relocation.  If such land is not converted into state-owned land, or such economic collectives and/or the third party fail to perform their obligations under such lease or sublease agreements, or such lease and sublease agreements are deemed to be void, voidable or otherwise unenforceable, or if ownership disputes or claims regarding such land otherwise arise, our business, financial condition and results of operations could be materially and adversely affected if we cannot obtain alternative and comparable sites and properties in a timely manner or at reasonable costs. Furthermore, any disputes or claims relating to such land or any efforts in securing alternative sites and properties could divert our resources and management’s attention from our regular business operations. Moreover, we have not been able to obtain building ownership certificates and certifications from the relevant fire and environmental protection departments for the facilities constructed on these lands, which may adversely affect our ability to use the facilities.

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

Our capital costs and our results of operations may be materially and adversely affected by rising interest rates environment.

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

In addition, we are dependent on the continued service of, and our ability to attract, train, motivate and retain, our store management, sales personnel and automobile engineers and technicians for the performance and continued success of our business.  T he competition for such personnel is intense.  We may not be able to attract, train, motivate and retain the necessary personnel to grow and develop our business, continue to deliver high quality sales or customer service, or open new dealerships.  Our financial condition, management and results of operations may be materially and adversely affected if we fail to attract and retain the experienced personnel we need.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Hetong Guo, our founder and chairman, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Mr. Hetong Guo, our founder and chairman, beneficially owns 46.0% of our outstanding ordinary shares.  Accordingly, he will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Mr. Guo will also have the power to prevent or cause a change in control.  In addition, without the consent of Mr. Guo, we could be prevented from entering into transactions that could be beneficial to us.  Mr. Guo may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who purchase ADSs in the initial public offering.

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

We may be adversely affected by the final outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China (including our independent registered public accounting firm) recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured the accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of four of the five accounting firms’ (including our independent registered public accounting firm’s) right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. If the SEC upholds the decision of the administrative law judge, the accounting firms may appeal the order of finality in U.S. federal court.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the four accounting firms subject to the administrative law judge’s initial suspension order and we may be adversely affected by the final outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.  If the SEC prevails in the proceedings, our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from the NYSE, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, under such rules, our independent registered public accounting firm may be required to attest to the effectiveness of our internal controls  over financial reporting. As we were a non-accelerated filer for 2013, such attestation was not required in this annual report. If we are not able to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could adversely affect our financial results and the market price of our ADSs. Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2013. See “Item 15. Controls and Procedures.”

During the course of the preparation and external audit of our financial statements as of and for each of the year ended December 31, 2011, 2012 and 2013, we identified the following material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB: insufficient personnel with U.S. GAAP expertise in the preparation of the financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements that led to a lack of formal policies and procedures to ensure that U.S. GAAP accounting practices are appropriately and consistently applied in certain areas including, but not limited to, revenue recognition for sales of leased vehicles, the measurement of current and deferred income taxes and impairment consideration.

A material weakness in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected.  While we have begun taking actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements, we cannot assure you if or when we will be able to remedy this material weakness, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the material weakness that we have identified during the course of preparation and external audit of our financial statements as of and for each of the year ended December 31, 2011, 2012 and 2013 and other periods in the past recur, or if we identify additional material weaknesses or significant deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.  In addition, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subjects us to potential regulatory investigations and civil or criminal sanctions.

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

We adopted an equity incentive plan prior to the consummation of our initial public offering that permits the grant of incentive share options, non-statutory share options, restricted share, share appreciation rights, restricted share units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company.  Under the 2010 equity incentive plan, as amended in February 2014, we will be permitted to issue up to 30,000,000 ordinary shares under the plan, plus an annual increase of 1% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors.   We may incur share-based compensation expenses as a result of any grants under the plan in future periods.  The amount of these expenses will be based on the fair value of the share-based awards.  We will apply the Accounting Standards Codification Topic 718, Compensation-Stock Compensation, for the accounting treatment of our equity incentive plan.  As a result, we will have to account for compensation costs for all share grants using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income.  Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us.  Employee share options or other share-based compensation we may grant in the future may have a material adverse effect on our profitability.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business in China do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

The automobile industry is subject to extensive governmental regulations in China, including with respect to the licensing and permit requirements pertaining to companies engaged in automobile distribution.  We conduct our automobile sales, repair and maintenance and other services and businesses in China by way of a series of contractual arrangements with Lentuo Electromechanical, a company incorporated in China and controlled by Mr. Hetong Guo, our founder and chairman, and its various subsidiaries in China.  Lentuo Electromechanical’s eight subsidiaries hold the relevant licenses, permits and franchises for operating the automobile retail business in China.  Our wholly owned subsidiaries, Lentuo Hong Kong and Lentuo Beijing, have entered into agreements with Lentuo Electromechanical, all of its shareholders and our nine affiliated entities.  Under such agreements, we are able to exercise effective control over our PRC operating affiliated entities and receive a substantial portion of the economic benefits from our affiliated entities in consideration for the services provided by Lentuo Beijing.  We also have an exclusive option to purchase from Lentuo Electromechanical all or part of its equity interest in each of the affiliated entities.

In the opinion of DaHui Lawyers, our PRC legal counsel, the ownership structure of Lentuo Electromechanical, its subsidiaries and Lentuo Beijing, are in compliance with existing PRC laws and regulations; and the contractual arrangements among Lentuo Hong Kong, Lentuo Beijing, the affiliated entities, Lentuo Electromechanical and its shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.  We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the opinion of our PRC legal counsel.  We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business in the PRC do not comply with PRC laws and regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

Under China’s enterprise income tax, or EIT law, and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.  The Hong Kong Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC operating subsidiaries’ direct holding company, is incorporated, does have a tax treaty with the PRC.  That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the “beneficial owners” to those dividends as defined under that tax treaty and directly hold 25% or more equity interests in such PRC company.  On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601.  Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity.  Circular 601 expressly excludes a “conduit company,” which is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner.  It is still unclear how Circular 601 is being implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a “beneficial owner.”  If Lentuo Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC operating subsidiaries.  As a result, our net income would be reduced and our operating results would be adversely affected.

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

As a holding company, we rely principally on dividends and other distributions on equity paid by Lentuo Hong Kong and Lentuo Beijing for our cash requirements, including funds necessary to service any debt we may incur.  If Lentuo Hong Kong or Lentuo Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.  Furthermore, relevant PRC laws and regulations permit payments of dividends by Lentuo Beijing only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.  Under PRC laws and regulations, Lentuo Beijing is required to set aside a portion of its net income each year to fund a statutory surplus reserve.  This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital.  As a result, Lentuo Beijing is restricted in its ability to transfer its net assets to us in the form of dividends, loans or advances.  Limitations on the ability of Lentuo Beijing to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs.  Also see “—Risks Related to Our Corporate Structure —The dividends we receive from our PRC operating subsidiaries and our global income may be subject to PRC tax under the enterprise income tax law in China, which would have a material adverse effect on our results of operations.”

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

The PRC government also extensively regulates the automobile industry in general and automobile distribution in particular.  Changes in these regulations are often subject to the sole discretion of government authorities without public discussion, and could have a material adverse impact on our business and operations.  See “—Risks Related to Our Business and Industry— Changes in PRC governmental economic policies in relation to the automobile industry may adversely affect our business, operations, financial condition and results of operations.”

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

Our business could be materially and adversely affected by epidemics.  For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS.  During May and June of 2003, the PRC government closed many businesses in China to prevent transmission of SARS.  Since 2003, there have been reports of occurrences of avian influenza in various parts of China, including a number of confirmed human cases and deaths.  In 2009, there was an outbreak of H1N1 influenza virus (also known as “swine flu”) in Mexico and that virus quickly spread to China and other countries, resulting in a worldwide epidemic.  In 2013 and 2014, there has been an ongoing outbreak of H7N9 influenza virus (also known as “bird flu”) in China with reports of human deaths. Any actual or threatened outbreak of epidemics in China may, among other things, significantly disrupt our business operations and severely restrict the level of economic activity in affected areas, which would in turn reduce the demand for our automobiles and related products and services.

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

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes.  Specifically, we will be classified as a PFIC in any taxable year if either: (1) the average quarterly percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income.  “Passive income” includes dividends, interest, royalties, certain net gain from the sale of commodities, rents and royalties (other than rents and royalties derived in the active conduct of a trade or business), annuities and gain from the sale of assets that produce passive income.  We do not believe we were a PFIC for the taxable year ended December 31, 2013 although this conclusion depends in part on complex factual determinations, some of which may be subject to interpretation.  There can be no assurance that we will not be a PFIC for the taxable year ending December 31, 2014 or any future taxable year.  PFIC status is tested after the close of each year and will depend on our assets and income in such year.  We will make a determination for each taxable year as to whether we are a PFIC (after the close of such taxable year) and intend to disclose such determination in our annual reports on Form 20-F that are filed with the SEC.

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

In June 2011, we opened another FAW-Volkswagen dealership in Beijing, and in the second half of 2011, we acquired four dealerships in Tianjin, Beijing, Guangdong Province and Zhejiang Province, respectively.  In May 2013, we opened a new FAW-Volkswagen flagship dealership in Beijing.  In July 2013, Itochu Corporation, or Itochu, and its affiliate in China invested RMB300 million, and acquired 40% equity interest in Beijing Lentuo Autong Automobile Trading Co., Ltd., or Aotong. Through its investments in Aotong, Itochu is working closely with us to expand the sales and service offerings in the high-end car segment in China. We are also constructing a new Audi dealership in Beijing.

The following diagram illustrates our company’s corporate structure as of the date of this annual report:

(1)                                 The following table sets forth our affiliated entities as of the date of this annual report:

Affiliated Entity	Function
Beijing Tuozhan Industrial & Trading Development Co., Ltd.	FAW-Volkswagen dealerships
Beijing Aotong Automobile Trading Co., Ltd.	Audi dealerships
Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	FAW-Mazda dealerships
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Toyota dealerships
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Chang An-Mazda dealership
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Shanghai-Volkswagen dealership
Beijing Lentuo Tongda Automobile Sales Service Co., Ltd.	FAW-Volkswagen dealerships
Beijing Tuozhan Automobile Repair Co., Ltd.	Automobile repair shop
Beijing Lentuo Automobile Leasing Co., Ltd.	Automobile leasing

The following table sets forth the dealerships owned by our affiliated entities as of the date of this annual report:

Acquired Subsidiary	Date Acquired/Opened	Percentage Owned by Affiliated Entities	Location	Function
Tianjin Ruitai Automobile Sales Services Co., Ltd.	July 4, 2011	60% jointly owned by Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. and Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	Tianjin	GAC-Honda dealership
Beijing Hexinshuntong Automobile Sales Services Co., Ltd.	July 27, 2011	100% owned by Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	Beijing	FAW-Mazda dealership
Huizhou Dazhong Automobile Sales Services Co., Ltd.	September 1, 2011	100% owned by Beijing Tuozhan Industrial & Trading Development Co., Ltd.	Huizhou, Guangdong Province	FAW-Volkswagen dealership
Wenling Yuchen Toyota Automobile Sales Services Co., Ltd.	October 21, 2011	50% owned by Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	Wenling, Zhejiang Province	Toyota dealership
Beijing Yizhong Volkswagen Automobile Sales Service Co., Ltd.	May 10, 2013	50% owned by Beijing Tuozhan Industrial & Trading Development Co., Ltd. and 50% owned by Beijing Lentuo Tongda Automobile Sales Service Co., Ltd.	Beijing	FAW-Volkswagen dealership

The following table sets forth our dealership under construction as of the date of this annual report:

Entity Name	Percentage Owned by Affiliated Entities	Location	Function
Beijing Aoxiang Automobile Trading Co., Ltd.	100% owned by Beijing Lentuo Aotong Automobile Trading Co., Ltd.	Beijing	Audi dealership

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

Exclusive Technology Consulting and Service Agreements

Lentuo Beijing entered into an exclusive technology consulting and service agreement with each of the affiliated entities. Under this agreement, Lentuo Beijing will provide technology consulting and services and other significant resources necessary for the business operation of each affiliated entity on an exclusive basis.  The term of the agreement is ten years starting from the execution date of the agreement.  The agreement may be terminated upon written confirmation of both parties before its expiration.  Otherwise, the agreement will be automatically renewed for an additional ten years.  Each affiliated entity agrees to pay service fees to Lentuo Beijing in an amount as determined at the sole discretion of Lentuo Beijing. Lentuo Beijing is entitled to charge service fees on a quarterly basis up to 100% of the respective affiliated entity’s quarterly profit (as to Aotong, excluding the portion attributable to the non-controlling interests of Aotong).

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

Corporate Information

Our principal executive offices are located at West of Beihuayuan Village, Gaobeidian Township, Chaoyang District, Beijing 100024, China.  Our telephone number at this address is (+86) (10) 8735 8388 and our fax number is (+86) (10) 8736 9868.  Our registered office is located at P.O. Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands.

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

B.            Our Business

Overview

We are one of the largest non-state-owned automobile retailers in Beijing, China as measured by new vehicle sales revenues.  We operate 12 franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company.  Nine of our 12 dealerships are located in the Beijing metropolitan area, which is the largest automobile market among all cities in China in terms of annual new passenger vehicle registrations.

We provide a “one-stop shop” experience for our customers by offering them a wide range of automobile products and services in each of our franchise dealerships, or 4S dealerships, as they are commonly known in China.  “4S” stands for sales, spare parts, services and survey, and is understood to mean that our dealerships offer a full range of automobile retail services.  We offer new passenger vehicles, auto parts and accessories for sale, as well as automobile repair and maintenance services, and provide a channel for vehicle manufacturers to gather customer feedback.  We also offer our customers assistance with procuring automobile insurance and financing and other automobile-related services.  In 2013, our new vehicle sales accounted for 86.6% of our total revenues, our automobile repair and maintenance service operations accounted for 10.7% of our total revenues and our other services accounted for 2.7% of our total revenues.

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

In addition, we open new dealerships to expand our brand and strengthen our relationship with certain automobile manufacturers.  We opened a new FAW-Volkswagen dealership in Beijing in June 2011.  We also began to construct our second Audi dealership in Beijing in November 2012.  In May 2013, we opened a flagship FAW-Volkswagen dealership in Beijing, which showcases the latest Volkswagen products and offer a full range of maintenance and repair services.

In 2013, we entered into a letter of intent to develop an auto mall in a national level economic development zone of Hailin City, Heilongjiang Province. The auto mall will feature full-service 4S dealerships, car showrooms, auto service centers, parts shops, etc. We are in the process of seeking strategic investors for the project.

Dealership Operations

Overview

The following is a breakdown of our franchise dealerships currently in operations:

Franchise Dealership	Number of Dealership	Location
FAW-Volkswagen	3	Beijing
	1	Huizhou, Guangdong Province
Audi	1	Beijing
FAW-Mazda	2	Beijing
Shanghai-Volkswagen	1	Beijing
Toyota	1	Beijing
	1	Wenling, Zhejiang Province
Chang An-Mazda	1	Beijing
GAC-Honda	1	Tianjin

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

The following table sets forth our revenues by brand for the three years ended December 31, 2013:

	Year Ended December 31,
Brand/Dealership	2011 (RMB in thousands)	% of Total	2012 (RMB in thousands)	% of Total	2013 (RMB in thousands)	% of Total
Audi	1,115,665	36.7	997,732	30.6	951,767	29.1
FAW-Volkswagen	572,561	18.9	884,100	27.1	855,645	26.1
FAW-Mazda	416,332	13.7	391,925	12.0	431,969	13.2
Shanghai-Volkswagen	455,504	15.0	341,144	10.4	332,176	10.2
Toyota	275,256	9.1	371,970	11.4	366,592	11.2
Chang An-Mazda	76,648	2.5	76,451	2.3	121,719	3.7
GAC-Honda	118,988	3.9	200,148	6.1	207,682	6.3
Unallocated	9,471	0.3	15,239	0.5	8,054	0.3
Elimination	(4,207)	(0.1)	(13,422)	(0.4)	(2,868)	(0.1)
Total	3,036,218	100.0	3,265,287	100.0	3,272,736	100.0

The following table sets forth our revenues and gross margin by revenue source for the three years ended December 31, 2013:

	Year Ended December 31,
	2011		2012		2013
	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)	Revenues (RMB in thousands)	Gross Margin (%)
New vehicle sales	2,664,750	4.7	2,875,213	3.5	2,834,219	4.9
Automobile repair and maintenance services	333,755	51.1	324,974	41.9	351,508	42.4
Sales of leased vehicles	18,310	5.4	35,635	(40.5)	56,886	(27.1)
Other services	19,403	85.6	29,465	94.9	30,123	95.3
Total	3,036,218	10.3	3,265,287	7.7	3,272,736	9.2

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

New Vehicle Sales

We represent German and Japanese brands of luxury and mid-line vehicles and sell seven different brands and over 30 different models of new passenger vehicles, including sedans, sports cars, sport utility vehicles and mini-vans.  In 2013, we sold 17,129 new vehicles through our dealerships.  New vehicle sales constituted 86.6% of our total revenues and 46.2% of our total gross profit for the year ended December 31, 2013.  The following tables set forth a number of key metrics for our new vehicle sales operations at each of our dealerships for the three years ended December 31, 2013:

	Year Ended December 31, 2013
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda	GAC-Honda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	804,840	756,936	369,212	302,228	315,408	106,563	179,032
Cost of goods sold	(744,436)	(702,330)	(362,233)	(281,220)	(316,736)	(104,153)	(183,933)
Gross profit	60,404	54,606	6,979	21,008	(1,328)	2,410	(4,901)
Gross margin	7.5%	7.2%	1.9%	7.0%	(0.4)%	2.3%	(2.7)%
Units sold	2,237	5,938	3,151	1,759	1,988	873	1,183
Revenues per unit (RMB)	359,785	127,473	117,173	171,818	158,656	122,065	151,337
Gross profit per unit (RMB)	27,002	9,196	2,215	11,943	(668)	2,761	(4,143)

	Year Ended December 31, 2012
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda	GAC-Honda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	845,436	814,443	336,594	313,424	325,323	62,129	177,374
Cost of goods sold	(803,617)	(771,782)	(329,203)	(307,663)	(329,778)	(61,936)	(183,972)
Gross profit	41,819	42,661	7,391	5,761	(4,455)	193	(6,598)
Gross margin	4.9%	5.2%	2.2%	1.8%	(1.4)%	0.3%	(3.7)%
Units sold	2,301	6,393	2,597	1,870	1,865	660	1,214
Revenues per unit (RMB)	367,421	127,396	129,609	167,606	174,436	94,135	146,107
Gross profit per unit (RMB)	18,174	6,673	2,846	3,081	(2,389)	292	(5,435)

	Year Ended December 31, 2011
	Audi	FAW- Volkswagen	FAW- Mazda	Shanghai- Volkswagen	Toyota	ChangAn- Mazda	GAC-Honda
	(RMB in thousands, except for unit and per unit data)
New vehicle sales revenues	957,338	521,918	362,566	426,519	240,151	51,749	104,174
Cost of goods sold	(892,696)	(493,049)	(359,337)	(405,274)	(236,427)	(51,213)	(102,248)
Gross profit	64,642	28,869	3,229	21,245	3,724	536	1,926
Gross margin	6.8%	5.5%	0.9%	5.0%	1.6%	1.0%	1.8%
Units sold	2,240	3,848	2,611	2,515	1,139	539	690
Revenues per unit (RMB)	427,383	135,634	138,861	169,590	210,844	96,009	150,977
Gross profit per unit (RMB)	28,858	7,502	1,237	8,447	3,270	994	2,791

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

Automobile Repair and Maintenance Services

We provide automobile repair and maintenance services and sell replacement parts and automobile accessories at all of our franchise dealerships, primarily for the vehicle brands sold at those dealerships.  We also maintain one automobile repair shop in close proximity to one of our dealerships.  Automobile repair and maintenance services accounted for approximately 10.7% of our total revenues and 49.4% of our total gross profit for the year ended December 31, 2013.  The following table sets forth the number of service bays we operate and the daily repair capacity at each of our franchise dealerships and repair shop as of March 31, 2014:

Store	Number of Service Bays	Daily Service Capacity (Number of Vehicles)
Audi	55	130
FAW-Volkswagen	149	540
Shanghai-Volkswagen	31	110
Toyota	70	270
FAW-Mazda	70	220
Chang An-Mazda	30	100
GAC-Honda	20	70
Total	425	1,440

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

In our automobile repair and maintenance service operations, we provide routine automobile repair and maintenance for normal wear and tear of a vehicle and for damages not covered by warranty or insurance, which is typically paid for by the customers themselves.  In addition, we also provide repairs for vehicle damages that are under factory warranty or covered by insurance, which is paid for either by automobile manufacturers or by insurance companies.  For the year ended December 31, 2013, our service work paid for by manufacturers and insurance companies accounted for approximately 40% of our automobile repair and maintenance service revenues.

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

We seek to retain each vehicle purchaser as a long-term customer of our automobile repair and maintenance services department. Currently approximately 65% of our customers return to our dealerships for services after the factory warranty expires. We believe a significant opportunity for growth exists in our automobile repair and maintenance service business as we further improve our operations and offer cost-effective services and competitive pricing to retain customers when the factory warranty expires.  Each of our dealerships has systems in place to track customer maintenance records and to notify owners of vehicles purchased at the dealership when their vehicles are due for periodic services.  Service and repair activities are an integral part of our overall approach to customer service, and our automobile repair and maintenance service business offers our customers all the services needed to maintain their vehicles.

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

Sales of Leased Vehicles and Other Services

Sales of leased vehicles .  We began leasing new vehicles to customers in the fourth quarter of 2011, which is part of our strategy to diversify our revenue drivers in response to the new vehicle registration quota system in Beijing.  Our leasing program provides an alternative to new vehicle purchases for consumers who are unable to obtain a license plate under the quota system.  A customer in our leasing program can use the new vehicle according to the leasing arrangement.  The customer makes an initial payment for the full sales price of the automobile, pays a nominal monthly fee, and will either take title to the automobile upon obtaining a license plate or return it for a refund of the then fair value of the automobile.  When this customer obtains a license plate through the new lottery-based licensing system, we then transfer the title of the leased vehicle to the customer and recognize revenues under sales of leased vehicles.  The original license plate of the leased vehicle can be reused by us for other customers.  This practice has helped mitigate slightly the negative impact of the new vehicle registration quota system in Beijing.

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

We earn sales-based commissions on all of the financing and insurance products we sell for third parties, including manufacturer-affiliated finance subsidiaries and insurance companies.  In 2013, we arranged for customer financing and insurance on approximately 22% and 70%, respectively, of the new vehicles purchased at our dealerships.  For the year ended December 31, 2013, insurance and finance services accounted for less than 0.5% of our total revenues.  We do not assume liability for the credit risk associated with these financing transactions, which is instead borne by the financial institutions providing the credit.  We also do not bear any risk related to insurance payments, which is borne by the insurance companies providing the coverage.  We receive favorable pricing on many of the insurance products that we provide as a result of our size and sales volume.

In March 2014, we entered into a strategic partnership agreement with Sohu Auto, a leading online auto information provider in China and a business unit of Sohu.com Inc. (NASDAQ: SOHU), to create a fully integrated online-to-offline platform for pre-owned cars in China.  Pursuant to this agreement, we will act as the exclusive after-sales service provider for pre-owned cars certified by Sohu as long as we meet Sohu’s quality standards, while Sohu Auto will act as online marketing partner for this platform.  We are in the process of converting an existing new car showroom in South Beijing into a fully integrated flagship store for mid-to-high end pre-owned cars.  The flagship store will employ state-of-the-art technological equipment and rely on Sohu’s IT systems to ensure the highest level of service quality and productivity.

To support our pre-owned car business and further increase confidence and transparency in pre-owned car transactions, we have launched a quality certification program in 2014. Our mid- to high-end pre-owned cars will receive a complete technical inspection and analysis to ensure they have no significant frame or internal damage, are in excellent working order and meet or exceed generally accepted standards for a particular make and model. Only those cars that successfully pass this inspection will be offered for sale. These cars, labeled Lentuo Certified Quality, will be sold through the platform to be set up with Sohu.

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

Our top suppliers are automobile manufacturers that supply us with new automobiles and spare parts.  Our top three suppliers were FAW-Volkswagen, Audi and FAW-Mazda in 2011, FAW-Volkswagen, Audi and Shanghai-Volkswagen in 2012, and Audi, FAW-Volkswagen and Shanghai-Volkswagen in 2013. Purchases from our top three suppliers accounted for approximately 69% of our total purchases in 2011, 80% of our total purchases in 2012 and 63% of our total purchases in 2013.  Our top suppliers that accounted for more than 10% of our total purchases were Audi, FAW-Volkswagen, Shanghai-Volkswagen, FAW-Mazda and Toyota in 2013, FAW-Volkswagen, Audi and Shanghai-Volkswagen in 2012, Audi, and FAW-Volkswagen and Shanghai-Volkswagen in 2011.

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

In addition, on December 23, 2010, the Beijing municipal government issued the Provisional Regulations on the Quantity Control of Small Passenger Vehicles and its Implementing Rules, or the Provisional Regulations. Under the Provisional Regulations, the issuance of new license plates in Beijing is subject to a quota that will be published annually by the Beijing municipal government. Such quota was allocated on a monthly basis through a lottery system and has been allocated on a bi-monthly basis since January, 2014. Purchasers of automobiles wishing to replace old vehicles may continue to use the previous license plates and are therefore not subject to the quota. This was the first time that the Beijing municipal government had adopted a quota system for new license plates, and the annual quota was 240,000 for each of 2011, 2012 and 2013.  The overall new vehicle sales in the Beijing market have decreased significantly since the Provisional Regulations became effective.

More recently, on September 12, 2013, the State Council released the Action Plan for Air Pollution Prevention and Control, or the Action Plan, for the prevention and remediation of air pollution, which requires large cities such as Beijing, Shanghai and Guangzhou to further restrict the ownership of motor vehicles. In response to the Action Plan, on September 12, 2013, the Beijing municipal government released its local action plan—the Beijing Clean Air Action Plan (2013-2017), or Beijing Action Plan, which further provides focused measures on vehicle emissions control and in particular capping the number of vehicles in the city at 6 million by the end of 2017. Furthermore, on October 29, 2013, the Beijing municipal government released the Beijing Vehicle Emission Reduction Plan (2013-2017), or Emission Reduction Plan, which, among other things, reinforces the Beijing municipal government’s determination to restrict the number of vehicles in Beijing to around 6 million by the end of 2017. As part of the measures adopted by the Beijing municipal government for air pollution control, Beijing’s current annual quota for new license plates has been further decreased to 150,000, including an annual quota of 130,000 for automobiles and an annual quota of 20,000 for pilot new energy mobiles, with 88% of the quota allocated to first-time individual buyers and 12% allocated to business buyers currently. As for pilot new energy vehicles, 50% of the quota is currently to individual buyers and 50% to business buyers.

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

D.                                    Property, Plant and Equipment

Currently, we operate seven franchises situated at 12 dealership locations, 10 independent showrooms and one independent repair shop in Beijing, China.  Set forth in the table below is certain information relating to the principal properties that we use in our business.

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

Beijing Lentuo Chengxin Commercial & Trading Co., Ltd.	15 Wanyuan Street, Economic & Technology Development Zone, Beijing	FAW-Mazda dealership, 9,000 square meters	We own the facilities and hold the land use right as to the underlying land
Beijing Lentuo Huitong Automobile Sales Service Co., Ltd.	Block D, 56 East Fourth Ring Expressway South, Chaoyang District, Beijing	Shanghai-Volkswagen dealership, 5,500 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd.	18 Huayuancui North, Gaobeidian Town, Chaoyang District, Beijing	Toyota dealership, 7,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Tuojiacheng Commercial & Trading Co., Ltd.	Block E, 56 East Fourth Ring Expressway South, Beijing	Chang An-Mazda dealership, 5,800 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Beijing Lentuo Tongda Automobile Sales Services Co., Ltd.	A-18 Huagong Road, Guangqumenwai Dajie, Chaoyang District, Beijing	FAW-Volkswagen dealership, 6,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Ruitong Yulong*
Tianjin Ruitai Automobile Sales Services Co., Ltd.	Liqizhuang Road, Wanglanzhuang Village East, Xiqing District, Tianjin	GAC-Honda dealership, 6,698 square meters	We own the facilities; the underlying land is collectively owned rural land on a lease
Beijing Hexinshuntong Automobile Sales Services Co., Ltd.	No. 65 Zone A, Beijing International Automobile Trade and Service Park, Beijing	FAW-Mazda dealership, 2,832 square meters	We own the facilities; the underlying land is state-owned land on a lease from certain third party, and is part of a larger parcel of land as to which such third party has the land use right*
Huizhou Dazhong Automobile Sales Services Co., Ltd.	No. 8 Automobile Market, Yanda Yilu, Huizhou City, Guangdong.	FAW-Volkswagen dealership, 6,000 square meters	We own the facilities and the land use right as to the underlying land
Wenling Yuchen Toyota Automobile Sales Services Co., Ltd.	No. 21-02-288 Xinkaihe Development Zone, Hengshan tou Village, Jinpin Town, Wenling City, Zhejiang	Toyota dealership, 13,803 square meters	We own the facilities; the underlying land is state-owned land on a lease and classified for industrial use
Beijing Yizhong Volkswagen Automobile Sales Service Co., Ltd.	No. 88 Guanyintang Village, Wangsiying Township, Chaoyang District, Beijing	FAW-Volkswagen dealership, 14,000 square meters	We own the facilities; the underlying land is collectively owned rural land on a sublease from Lentuo Electromechanical*

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

ITEM 4A.                                                                                       UNRESOLVED STAFF COMMENTS

None.

ITEM 5                                                                                                   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 2011, 2012 and 2013, included elsewhere in this annual report.  Our consolidated financial statements have been prepared in accordance with U.S. GAAP.  This discussion contains forward-looking statements that involve risks and uncertainties.  We caution you that our business and financial performance are subject to substantial risks and uncertainties.  Actual results could differ materially from those projected in the forward-looking statements.  In evaluating our business, you should carefully consider the information provided in “Item 3.  Key Information—D. Risk Factors.”

A.                                                                                  Operating Results

Factors Affecting Our Financial Performance and Results of Operations

We believe the key general factors affecting our financial performance and results of operations include:

•                                          Market demand and supply.  Our revenues are significantly affected by the demand for new automobiles in China.  Market demand for automobiles is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China’s road networks and other infrastructure.  The rapid growth of China’s economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization.  These factors helped drive the significant growth in automobile retail sales in China in recent years.  However, the automobile industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers’ respective production capacities.  Since 2011, China’s economic growth has significantly slowed down and the weakening macroeconomic environment gave rise to weaker consumer demand for automobiles in 2012 and our results of operations suffered as a result. China’s economic growth remained weak in 2013. If growth in the Chinese economy continues to slow or if the expanded production capacity of automobile manufacturers leads to an over-supply of new vehicles, our revenues and profits may continue to be negatively affected.

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

Our results of operations in any given period are also directly affected by company-specific factors, including:

•                                          Size and scope of our dealership network.  Our revenues are directly affected by the number, location and performance of our franchise dealerships.  Revenues will grow as we seek to increase the size and scope of our dealership network.  We operated 12 franchise dealerships and our sales volumes for the year ended December 31, 2013 amounted to 17,129 vehicles.  We plan to acquire additional existing, or open new, dealerships to diversify our geographic presence in the near future. During the ramp-up period of any new dealerships, our operating results may be negatively affected by the new openings.

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

•                                          Pricing.  Our revenues are directly affected by the price of our products and services.  The average selling price of the new vehicles sold by us was RMB196,197 in 2011, RMB170,131 in 2012 and RMB165,463 ($27,333) in 2013. The average selling price is calculated by dividing the total revenues generated through new vehicle sales by the total number of new vehicles sold by us during the relevant year. We expect the price of new vehicles to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition.  However, our average selling price of new vehicles may fluctuate period over period depending on the mix of vehicles we sell during a particular period that consists of different models in different price ranges.  We seek to increase the sales of vehicle models that generate higher gross margins.

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

The table below sets forth a breakdown of our revenues by revenue source for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales	2,664,750	87.8%	2,875,213	88.1%	2,834,219	468,180	86.6%
Automobile repair and maintenance services	333,755	11.0%	324,974	10.0%	351,508	58,065	10.7%
Sales of leased vehicles	18,310	0.6%	35,635	1.1%	56,886	9,396	1.7%
Other services	19,403	0.6%	29,465	0.8%	30,123	4,976	1.0%
	3,036,218	100.0%	3,265,287	100.0%	3,272,736	540,617	100.0%

Our revenues from new vehicle sales and automobile repair and maintenance services grew significantly before 2011, driven primarily by increasing market demand for new vehicles and automobile repair and maintenance services in China and our enhanced sales efforts to meet this demand.  In December 2010, Beijing’s municipal government announced a new traffic control policy to limit the annual issuance of new car license plates to 240,000 through a lottery system.  Effective from 2014, the annual quota for new car license plates further decreases to 150,000. The quota system imposed by the Beijing government have had a negative impact on our results of operations and this impact is expected to continue before (i) we fully diversify our sources of revenues in other cities and (ii) the revenue of repair and maintenance services play a more pivotal role in the overall revenue contribution.  We believe our proactive growth strategy and increased revenue contribution from repair and maintenance services will enable us to offset such negative impact in the long term.

Cost of Goods Sold

The principal components of our cost of goods sold are the cost of new vehicles purchased from automobile manufacturers, the cost of spare parts and automobile accessories, the salaries and compensation expenses of automobile repair and maintenance personnel for our automobile repair and maintenance service operations, amortization of intangible assets (customer relationship) and depreciation of leased automobiles held for sale. Our cost of goods sold decreased from 2012 to 2013, in line with the decrease in our new vehicle sales, which accounted for a substantial part of our cost of goods sold. The following table sets forth a breakdown of our cost of goods sold by revenue source for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Cost of goods sold:
New vehicle sales	2,540,668	83.7%	2,774,529	85.0%	2,695,041	445,189	82.4%
Automobile repair and maintenance services	163,242	5.4%	188,859	5.8%	202,633	33,472	6.2%
Sales of leased vehicles	17,330	0.6%	50,068	1.5%	72,283	11,940	2.2%
Other services	2,802	0.1%	1,499	*	1,415	234	*
	2,724,042	89.7%	3,014,955	92.3%	2,971,372	490,835	90.8%

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

In the long run, we expect our cost of goods sold to continue to grow as we expand our dealership network and seek to represent more brands and increase the scope of our new vehicle sales.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold.  Gross margin is equal to gross profit divided by revenues.  The table below sets forth a breakdown of our gross profit and gross margin by revenue source for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	Gross Margin	Amount	Gross Margin	Amount		Gross Margin
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Gross profit:
New vehicle sales	124,082	4.7%	100,684	3.5%	139,178	22,991	4.9%
Automobile repair and maintenance services	170,513	51.1%	136,115	41.9%	148,875	24,593	42.4%
Sales of leased vehicles	980	5.4%	(14,433)	(40.5)%	(15,397)	(2,544)	(27.1)%
Other services	16,601	85.6%	27,966	94.9%	28,708	4,742	95.3%
	312,176	10.3%	250,332	7.7%	301,364	49,782	9.2%

All of the automobile retailers in Beijing have been adversely affected by the new vehicle registration quota system discussed above since 2011.  We believe we maintain a gross margin at or slightly above the industry average in Beijing. Our overall gross margin significantly increased from 2012 to 2013, primarily as a result of increased sales of higher-margin vehicle models introduced in 2013 and improved performance of our Japanese-brand dealerships in 2013.

Operating Expenses

Our operating expenses mainly consist of selling, marketing and distribution expenses and general and administrative expenses. The following table sets forth our operating expenses for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Operating expenses:
Selling, marketing and distribution expenses	91,438	3.0%	101,544	3.1%	103,207	17,049	3.2%
General and administrative expenses	54,274	1.8%	63,295	1.9%	70,476	11,641	2.2%
Loss from impairment of intangible assets	—	—	26,450	0.8%	1,700	281	0.1%
	145,712	4.8%	191,289	5.9%	175,383	28,971	5.4%

Selling, Marketing and Distribution Expenses.  Our selling, marketing and distribution expenses primarily include salaries and other compensation expenses of employees in vehicle sales and customer service departments, provisions for depreciation of properties used for sales purposes, advertising and promotion expenses and utilities and rental expenses for dealership premises or underlying lands used in sales activities. Our selling, marketing and distribution expenses increased from 2011 to 2013 primarily due to our expanded operations and the addition of new dealerships.

General and Administrative Expenses.  Our general and administrative expenses consist primarily of salaries and other compensation expenses of management, accounting and administrative personnel, utilities, rental expenses and provision for depreciation of properties or underlying lands used in connection with administrative activities, and professional service fees and other administrative costs not related to the delivery of services. Our general and administrative expenses increased from 2011 to 2013 primarily due to our expanded operations, hiring of additional staff to support our growth and increased expenses associated with being a public company.

Loss from Impairment of Intangible Assets.  We test dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment.  As of December 31, 2013, we completed our annual impairment test on the indefinite-lived dealership agreements and recorded an impairment loss of RMB1.7 million ($0.3 million).  The dealership agreement impairment charges reflected an excess of carrying amounts over fair values as of December 31, 2013.

Interest Expense

Our interest expense primarily includes interest paid on short-term loans, long-term loans and bills payable, interest on late tax payments and miscellaneous bank charges. For the years ended December 31, 2011, 2012 and 2013, interest expenses represented 2.1%, 2.3% and 2.2% of our revenues, respectively. We use short-term loans for working capital purposes, including financing our new vehicle purchases. We use long-term loans to fund the construction of our dealerships. Bills payable are guaranteed by restricted cash and are used to pay for new vehicle purchases as well. During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable. During a period of weak vehicle sales, the average balances of our short-term loans often increase and we also maximize the use of bills payable to finance vehicle purchases, resulting in increased interest expenses.

Our interest expenses on short-term loans and bills payable have increased primarily as a result of our expanded operations.  Our interest expenses related to unrecognized tax benefits and tax payables are mainly interest charges as a result of our underpayment of tax in 2007 and 2008.

	Year Ended December 31,
	2011		2012		2013
	Amount	% of Revenues	Amount	% of Revenues	Amount		% of Revenues
	RMB		RMB		RMB	$
	(Amounts in thousands, except for percentages)
Interest expense:
Interest on short-term loans	23,704	0.8%	30,760	0.9%	28,579	4,721	1.0%
Interest on long-term loans	—	—	—	—	1,369	226	—
Interest on bills payable	15,923	0.5%	21,908	0.7%	22,139	3,657	0.7%
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	16,971	0.6%	16,592	0.5%	15,088	2,492	0.5%
Bank charge	4,962	0.2%	4,413	0.1%	5,972	987	0.2%
	61,560	2.1%	73,673	2.3%	73,147	12,083	2.3%

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

PRC

Pursuant to the PRC EIT law and relevant regulations, our PRC subsidiary and affiliated entities were generally subject to enterprise income taxes at a statutory rate of 25% under the current EIT law that became effective on January 1, 2008.  The effective tax rate applicable to our operations, which are located entirely in the PRC, was 33% in 2011, (203)% in 2012 and 57% in 2013. The substantial decrease of our effective tax rate in 2012 was primarily due to the fact that our taxable income declined significantly in 2012 but a substantial portion of our tax expenses, which mainly resulted from our late tax payment from 2007 to 2008, remained unchanged in 2012. Our effective tax rate increased in 2013 primarily because we accrued less deferred tax asset allowance related to the decreased losses in 2013.

Under the EIT law and its implementation rules, dividends, interest, rent, royalties and gains on transfers of property of a foreign-invested enterprise in the PRC payable to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax.  The Hong Kong Special Administrative Region, or Hong Kong, where Lentuo Hong Kong, our PRC subsidiary’s direct holding company, is incorporated, does have a tax treaty with the PRC.  That tax treaty provides that, among other things, dividends payable on equity interests of a PRC company to individuals or entities in Hong Kong are entitled to enjoy a reduced withholding tax rate of 5%, provided that such individuals or entities are deemed as the “beneficial owners” of those dividends as defined under that tax treaty and directly hold 25% or more equity interests in such PRC company.  On October 27, 2009, the State Administration of Taxation, or SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601.  Circular 601 clarifies that a beneficial owner shall be a person engaged in actual operation and this person could be an individual, a company or any other entity.  Circular 601 expressly excludes a “conduit company,” which is established for the purposes of tax avoidance and dividends transfer and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner.  It is still unclear how Circular 601 is implemented by SAT or its local counterparts in practice and whether Lentuo Hong Kong could be recognized as a “beneficial owner.”  If Lentuo Hong Kong is considered as a non-resident enterprise but not qualified as a beneficial owner, Lentuo Hong Kong will not be entitled to a reduced 5% withholding tax and the 10% withholding tax would be imposed on our dividend income received from our PRC subsidiary.  As a result, our net income would be reduced and our operating results would be adversely affected.

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

Sales of leased vehicles.   In connection with the limitations on license plates issued by the Beijing municipal government, certain customers first lease their vehicles from us before taking title of their vehicles.  These customers are required to pay the full purchase price of the vehicles in cash as a deposit upon signing the lease. We initially record these deposits as deferred revenue. The revenue is subsequently recognized if and when the customer receives a license plate for the vehicle and elects to obtain the legal title of the vehicle from us. Persuasive evidence of the arrangement is evidenced by the sales agreement. Delivery of the title of the vehicle is evidenced by the transfer of the legal title from us to customers. The purchase price is fixed or determinable because it is stipulated in the signed lease agreement and no concessions such as discounts, rebates, refunds or other price changes are provided subsequently. Collectability has been established as the customer has paid full purchase price of the car in cash upon signing the lease agreement. Accordingly, we recognize revenue on leased vehicles sales upon legal transfer of the automobile title to the customer which coincides with when all the conditions required for revenue recognition have been met.

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

Our purchase arrangements with certain automobile manufacturers entitle us to receive a specified amount of cash rebates if certain conditions are met during the stated rebate periods.  We account for these rebates in accordance with ASC sub-topic 605-50, Revenue Recognition: Customer Payments and Incentives .  Rebates that are solely based on conditions that are fixed or can be reasonably estimated, such as volume purchase rebates, are recognized on an accrual basis based on our purchase estimates.  For rebates based on achieving a specified cumulative level of purchases, we calculate the amount of rebate based on our actual purchase volume to date from the automobile manufacturer multiplied by the applicable rebate rate for the cumulative purchase level we expect to achieve.  As a result, the amount of rebates can vary should our estimate differ from the actual amount of purchases made.  We develop our purchase estimates from each automobile manufacturer based on various factors, including historical sales data, market data on expected demand for our products and our historical experience in achieving purchase rebates.  Accordingly, a significant decline in market demand for vehicles on which we are eligible to receive purchase rebates could also result in variability in our rebate accrual.  Historically we have not experienced any significant variability in our rebate estimates. However, there is uncertainty as to whether the variability in demand for vehicles can be reasonably estimated.  Since the terms of our rebate programs with automobile manufacturers have remained relatively unchanged, the methods and assumptions used in our estimates of volume purchase rebate accruals have not changed significantly over the past three fiscal years, and we do not expect them to change in the future.  Rebates that are based on subjective factors such as customer satisfaction results or based on the discretion of the automobile manufacturer are recognized only when realized.  Rebates relating to vehicles purchased but still held by us as of the balance sheet date are recorded as a reduction to cost of inventories while rebates relating to motor vehicles purchased and sold during the reporting period are recorded as a reduction to cost of goods sold.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. Our goodwill at December 31, 2013 was related to the acquisitions we made during 2011. In accordance with ASC topic 350, (“ASC 350”), Intangible—Goodwill and Other, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. We assign and assess goodwill for impairment at the reporting unit level. Based on the organization and management of our business, we determined that, as of December 31, 2013, each of our 12 dealerships qualified as reporting units for the purpose of assessing goodwill for impairment, as discrete financial information is available and segment management regularly reviews their operating results.

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

The annual goodwill impairment test is performed on December 31 of each year. In accordance with Accounting Standards Update No. 2011-08, or ASU 2011-08, Intangibles—Goodwill and Other (ASC 350), we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. As of December 31, 2013, we completed the annual impairment test on goodwill that has arisen from the business combinations during 2011. For the year ended December 31, 2013, we assessed that it was more-likely-than-not that the fair values of our reporting units were less than their carrying amounts and performed a quantitative test. Goodwill of RMB14.1 million ($2.3 million), RMB9.6 million ($1.6 million), RMB34.2 million ($5.6 million) and RMB15.7 million ($2.6 million) was allocated to the Ruitai, Shuntong, Huizhou FAW-Volkswagen and Yuchen reporting units, respectively.

In estimating the fair value of each of the reporting units in the first step of the impairment test, significant management judgment was applied. We determined the fair value of the reporting units using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting units were based on six years projections. Cash flow projections were based on past experience, actual operating results, and our best estimates about future developments as well as certain market assumptions. Cash flows after the forecast period were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long-term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 14% was derived and used in the valuations which reflect the market assessment of the risks specific to us and our industry and is based on its weighted average cost of capital. The fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC topic 820, or ASC 820, Fair Value Measurements and Disclosures.

The resulting fair value of each of the reporting units was higher than the carrying value. As a result, we were not required to complete the second step of the quantitative test and no impairment of goodwill was recognized for the year ended December 31, 2013. The results of our annual impairment test as of December 31, 2013 indicated that the estimated fair values of the Ruitai, Shuntong, Huizhou FAW-Volkswagen and Yuchen reporting units exceeded their carrying values by 555.6%, 11.6%, 3.3% and 76.0%, respectively. We cannot guarantee that we will not record a material goodwill impairment loss in the future. Changes in our assumptions or estimates could materially affect the estimation of the fair value of a reporting unit and, therefore, could reduce the excess of fair value over the carrying value of a reporting unit and could result in goodwill impairment. Potential events and circumstances that could negatively affect the key assumption used in determining the fair value of a reporting unit may include (i) deterioration in overall economic conditions in future years (including increase in discount rates), (ii) business conditions or strategies change from current assumptions, (iii) increased competition or loss of market share, or (iv) investors require high rates of return on equity investments in the market places.

Intangible assets

Intangible assets are carried at cost less any accumulated amortization and recorded impairment.  Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization. The intangible assets as of December 31, 2012 and 2013 include customer relationships with an estimated useful life of 10 years and dealership agreements that have an indefinite useful life. Customer relationships are amortized on a straight-line basis over their useful life, and dealership agreements are not amortized.

We evaluate intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Impairment or Disposal of Long-Lived Assets .

We test intangible assets with indefinite lives for impairment annually or more frequently if events or circumstances indicate possible impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill .  The impairment test for indefinite-lived intangible assets consists of comparing the carrying amount of the intangible asset to its fair value. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate. Any excess of the carrying amount over the asset’s fair value is recorded as an impairment charge. In the years ended December 31, 2011, 2012 and 2013, our loss from impairment of intangible assets was nil, RMB26.5 million and RMB1.7 million ($0.3 million), respectively.

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

We follow the liability method of accounting for income taxes in accordance with ASC topic 740, or ASC 740,  Income Taxes .  Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities, net operating loss carry forwards, and credits, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.  We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.  Current income taxes are provided for in accordance with the laws of the relevant tax authorities.  The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Our estimated liability for unrecognized tax benefits, which is included in accrued expenses and other current liabilities, is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Interest and penalties related to unrecognized tax benefits are computed in accordance with the relevant PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as interest expenses and other expenses, respectively.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated.  This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.  Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(Amounts in thousands, except for percentages)
Revenues:
New vehicle sales
Third parties	2,664,750	2,875,213	2,788,366	460,606
Related parties	—	—	45,853	7,574
Automobile repair and maintenance services	333,755	324,974	351,508	58,065
Sales of leased vehicles	18,310	35,635	56,886	9,396
Other services	19,403	29,465	30,123	4,976
	3,036,218	3,265,287	3,272,736	540,617
Cost of goods sold:
New vehicle sales	(2,540,668)	(2,774,529)	(2,695,041)	(445,189)
Automobile repair and maintenance services	(163,242)	(188,859)	(202,633)	(33,472)
Sales of leased vehicles	(17,330)	(50,068)	(72,283)	(11,940)
Other services	(2,802)	(1,499)	(1,415)	(234)
	(2,724,042)	(3,014,955)	(2,971,372)	(490,835)
Gross profit	312,176	250,332	301,364	49,782
Operating expenses:
Selling, marketing and distribution expenses	(91,438)	(101,544)	(103,207)	(17,049)
General and administrative expenses	(54,274)	(63,295)	(70,476)	(11,641)
Loss from impairment of intangible assets	—	(26,450)	(1,700)	(281)
Total operating expenses	(145,712)	(191,289)	(175,383)	(28,971)
Other income, net	1,407	1,475	5,137	848
Operating income	167,871	60,518	131,118	21,659
Interest income	3,182	7,143	7,282	1,203
Interest expenses	(61,560)	(73,673)	(73,147)	(12,083)
Exchange loss	(9,100)	(8)	(1,110)	(183)
Income/(Loss) before income tax expenses	100,393	(6,020)	64,143	10,596
Income tax expense	(33,291)	(12,199)	(36,491)	(6,028)
Net income/(loss) and comprehensive income/(loss)	67,102	(18,219)	27,652	4,568
Net loss and comprehensive loss attributable to non-controlling interest	(815)	(12,761)	3,825	632
Net income/(loss) and comprehensive income/(loss) attributable to ordinary shareholders	67,917	(5,458)	23,827	3,936

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues.  Our revenues increased slightly by 0.2% to RMB3,272.7 million ($540.6 million) in 2013 from RMB3,265.3 million in 2012, resulting primarily from the increase in revenues from automobile repair and maintenance services, which was partially offset by the decrease in revenues from new vehicles sales.

Revenues from new vehicle sales decreased slightly by 1.4% to RMB2,834.2 million ($468.2 million) in 2013 from RMB2,875.2 million in 2012, primarily due to the decrease in the average unit price.  The average new vehicle unit price in 2013 was RMB165,463 ($27,333), representing a 2.7% decrease from RMB170,131 in 2012.  The unit price decreased primarily because a number of new vehicle models with lower prices but higher margin were introduced by manufacturers in 2013 in an effort to attract customers. In addition, an increasing number of car models previously imported were now manufactured in China and therefore sold at a lower price, and we also began to offer discounts on older models to clear our inventory.  In 2013, we sold 17,129 vehicles, representing a 1.4% increase from 16,900 in 2012, primarily driven by the sales of popular new models introduced in 2013 and improved sales of Japanese-branded automobiles.

Revenues from automobile repair and maintenance services increased by 8.2% to RMB351.5 million ($58.1 million) in 2013 from RMB325.0 million in 2012, primarily attributable to the increase in the volume of serviced vehicles. In 2013, we serviced 200,103 vehicles at our dealerships, representing a 5.7% increase over 2012. This increase mainly resulted from the opening of a new FAW-Volkswagen dealership and our increased service capacity in 2013, and was also driven by our marketing campaigns aimed at promoting our services and improving customer satisfaction.

Cost of goods sold.  Our cost of goods sold decreased slightly by 1.4% to RMB2,971.4 million ($490.8 million) in 2013 from RMB3,015.0 million in 2012, which was consistent with the slight decrease of our revenue from new vehicle sales in 2013.

Gross profit and gross margin.  Our gross profit in 2013 increased by 20.4% to RMB301.4 million ($49.8 million) from RMB250.3 million in 2012, primarily due to the increase in gross margin.  Our overall gross margin increased to 9.2% in 2013 from 7.7% in 2012.  Our gross margin for new vehicle sales increased to 4.9% in 2013 from 3.5% in 2012, primarily due to the introduction of new popular models with higher gross margins and more favorable rebate policies by the auto manufacturers as well as the gradual recovery of Japanese-branded car sales. Gross margin for repair and maintenance services slightly increased to 42.4% in 2013 from 41.9% in 2012, primarily as a result of our efforts in optimizing our service offerings and promoting selected high-margin service types, such as collision repairs.

Selling, marketing and distribution expenses.  Our selling, marketing and distribution expenses increased by 1.6% to RMB103.2 million ($17.0 million) in 2013 from RMB101.5 million in 2012, primarily due to the hiring of additional staff and increased rental expenses for the newly opened FAW-Volkswagen flagship dealership.  Selling, marketing and distribution expenses as a percentage of total revenues remained stable at 3.2% in 2013 compared to 3.1% 2012, as a result of our effective cost control policies.

General and administrative expenses.  Our general and administrative expenses increased by 11.3% to RMB70.5 million ($11.6 million) in 2013 from RMB63.3 million in 2012, primarily due to the hiring of additional staff for the newly opened FAW-Volkswagen flagship dealership and for the joint venture with Itochu.  General and administrative expenses as a percentage of total revenues increased to 2.2% in 2013 from 1.9% in 2012.

Operating income and operating margin.  Our operating income for 2013 increased significantly by 116.7% to RMB131.1 million ($21.7 million) from RMB60.5 million in 2012.  Our operating margin significantly increased to 4.0% in 2013 from 1.9% in 2012.  The increase in our operating margin was mainly attributable to the substantial increase in overall gross profit and the decrease of operating expenses as a percentage of total revenues.

Income tax expenses.  Our income tax expenses increased by 199.1% to RMB36.5 million ($6.0 million) in 2013 from RMB12.2 million in 2012, primary attributable to the increase in operating profits during 2013. Our effective tax rate was 57% in 2013, compared to an effective tax rate of (203)% in 2012.  Our effective tax rate increased in 2013 primarily because we accrued for less deferred tax asset allowance related to the decreased losses in 2013.

Net income/(loss) and comprehensive income/(loss) attributable to our ordinary shareholders .  Primarily as a result of the foregoing, our net income attributable to ordinary shareholders in 2013 was RMB23.8 million ($3.9 million), compared to net loss of RMB5.5 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues.  Our revenues increased by 7.5% to RMB3,265.3 million in 2012 from RMB3,036.2 million in 2011, resulting primarily from the increase in revenues from new vehicle sales, which was partially offset by the decrease in revenues from automobile repair and maintenance services.

Revenues from new vehicle sales increased by 7.9% to RMB2,875.2 million in 2012 from RMB2,664.8 million in 2011.  In 2012, we sold 16,900 vehicles, representing a 24.4% increase from 13,582 in 2011, primarily attributable to the sales contribution from the dealerships newly established or acquired in mid or late 2011.  The average new vehicle unit price in 2012 was RMB170,131, a 13.3% decrease from RMB196,197 in 2011.  This decrease was primarily caused by the promotions we implemented to drive sales volume in response to the increasing pricing pressure in a more competitive automobile retail environment. In particular, we offered substantial discounts in response to the decreasing demand for Japanese automobiles as a result of the heightened tension between China and Japan over territorial disputes in 2012.

Revenues from automobile repair and maintenance services decreased by 2.6% to RMB325.0 million in 2012 from RMB333.8 million in 2011.  We serviced 189,268 vehicles at our dealerships, representing a 23.4% increase over 2011.  Despite this increase in volume, revenues slight decreased primarily due to the decrease of average selling prices as we offer discounts to attract and retain service customers.

Cost of goods sold.  Our cost of goods sold increased by 10.7% to RMB3,015.0 million in 2012 from RMB2,724.0 million in 2011, primarily as a result of increased sales of new vehicles in 2012.

Gross profit and gross margin.  Our gross profit in 2012 decreased by 19.8% to RMB250.3 million from RMB312.2 million in 2011, primarily due to the lower margins in both new vehicle sales and repair and maintenance services caused by increasing pricing pressure in a more competitive automobile retail market.  Our overall gross margin decreased to 7.7% in 2012 from 10.3% in 2011.  Our gross margin for new vehicle sales decreased to 3.5% in 2012 from 4.7% in 2011, primarily due to the price discounts we offered to achieve sales volume, particularly for our Japanese brands that were adversely affected by the lack of consumer demand during 2012 as a result of the heightened tension between China and Japan over territorial disputes.  Gross margin for repair and maintenance services decreased to 41.9% in 2012 from 51.1% in 2011, primarily as a result of (i) the promotional activities we conducted to drive sales volume and (ii) the increase in personnel costs for repair and maintenance workers driven by inflation and headcount growth from the new dealerships.

Selling, marketing and distribution expenses.  Our selling, marketing and distribution expenses increased by 11.1% to RMB101.5 million in 2012 from RMB91.4 million in 2011, primarily due to (i) the increase in salary for sales related staff driven by inflation and headcount growth from the new dealerships, and (ii) the increase of rental, utilities, depreciation and other expenses in connection with the expansion of our dealership network.  As a percentage of total revenues, selling, marketing and distribution expenses remained stable at 3.1% in 2012, compared to 3.0% in 2011.

General and administrative expenses.  Our general and administrative expenses increased by 16.6% to RMB63.3 million in 2012 from RMB54.3 million in 2011, primarily due to (i) the increase in salary and benefits for managerial and administrative staff as a result of inflation and headcount growth, and (ii) the increase of depreciation, amortization, land use right rental and maintenance expenses in connection with the expansion of our dealership network.  As a percentage of total revenues, general and administrative expenses remained stable at 1.9% in 2012, compared to 1.8% in 2011.

Operating income and operating margin.  Our operating income for 2012 decreased by 63.9% to RMB60.5 million from RMB167.9 million in 2011.  Our operating margin in 2012 was 1.9%, compared to 5.5% in 2011.  The decrease of the operating margin was mainly attributable to the decrease in overall gross profit as well as the increased operating expenses.

Income tax expenses.  Our income tax expenses in 2012 were RMB12.2 million, representing an effective tax rate of (203)%, compared to an effective tax rate of 33% in 2011.  The substantial increase of our effective tax rate was primarily due to the fact that our taxable income declined significantly in 2012 but a substantial portion of our tax expenses, which mainly resulted from our late tax payment from 2007 to 2008, remained unchanged in 2012.

Net income/(loss) and comprehensive income/(loss) attributable to our ordinary shareholders.  Primarily as a result of the foregoing, our net loss attributable to ordinary shareholders in 2012 was RMB5.5 million, compared to net income of RMB67.9 million in 2011.

Discussion of Segment Operations

In our management’s view, we currently operate through seven reportable segments corresponding to the dealerships that offer and service seven different brands of vehicles, including Audi, FAW-Volkswagen, FAW-Mazda, Shanghai-Volkswagen, Toyota, Chang An-Mazda and GAC-Honda.  Combined revenues from the Audi, FAW-Volkswagen and FAW-Mazda dealerships accounted for 69.3%, 69.6% and 68.4% of our total revenues in 2011, 2012 and 2013, respectively.  Net income from these dealerships accounted for a substantially majority of our net income in 2011, 2012 and 2013, respectively.

The table below sets forth our revenues, gross profit, operating expenses and income from continuing operations at our dealerships of seven largest brands for the periods indicated, followed by a discussion of the key components of results of operations for each of these dealerships.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(Amounts in thousands)
Revenues
Audi
New vehicle sales	957,338	845,436	804,840	132,950
Automobile repair and maintenance services	141,623	131,820	118,349	19,550
Sales of leased vehicles	8,977	11,751	21,112	3,487
Other services	7,727	8,725	7,466	1,233
Total	1,115,665	997,732	951,767	157,220
FAW-Volkswagen
New vehicle sales	521,918	814,443	756,936	125,037
Automobile repair and maintenance services	43,549	51,252	76,786	12,684
Sales of leased vehicles	3,491	7,362	10,525	1,738
Other services	3,603	11,043	11,398	1,883
Total	572,561	884,100	855,645	141,342
FAW-Mazda
New vehicle sales	362,566	336,594	369,212	60,989
Automobile repair and maintenance services	48,512	40,371	45,881	7,579
Sales of leased vehicles	3,189	11,844	13,740	2,270
Other services	2,065	3,116	3,136	518
Total	416,332	391,925	431,969	71,356
Toyota
New vehicle sales	240,151	325,323	315,408	52,102
Automobile repair and maintenance services	32,969	43,625	46,584	7,695
Sales of leased vehicles	474	899	2,633	435
Other services	1,662	2,123	1,967	325
Total	275,256	371,970	366,592	60,557
Shanghai-Volkswagen
New vehicle sales	426,519	313,424	302,228	49,925
Automobile repair and maintenance services	25,432	22,605	21,449	3,543
Sales of leased vehicles	2,179	3,369	6,942	1,147
Other services	1,374	1,746	1,557	257
Total	455,504	341,144	332,176	54,872
GAC-Honda
New vehicle sales	104,174	177,374	179,032	29,574
Automobile repair and maintenance services	13,872	20,966	25,169	4,158
Sales of leased vehicles	—	—	—	—
Other services	942	1,808	3,481	575
Total	118,988	200,148	207,682	34,307
Gross profit
Audi
New vehicle sales	64,642	41,819	60,404	9,978
Automobile repair and maintenance services	83,579	70,438	60,331	9,966
Sales of leased vehicles	629	580	1,251	206
Other services	7,725	8,724	7,466	1,233
Total	156,575	121,561	129,452	21,383
FAW-Volkswagen
New vehicle sales	28,869	42,661	54,606	9,021
Automobile repair and maintenance services	17,231	16,310	24,849	4,105
Sales of leased vehicles	198	447	441	73
Other services	3,263	10,028	10,361	1,712
Total	49,561	69,446	90,257	14,911
FAW-Mazda
New vehicle sales	3,229	7,391	6,979	1,152
Automobile repair and maintenance services	24,841	16,929	19,626	3,242
Sales of leased vehicles	33	231	156	26
Other services	2,004	2,926	2,966	490
Total	30,107	27,477	29,727	4,910
Toyota
New vehicle sales	3,724	(4,455)	(1,328)	(219)
Automobile repair and maintenance services	15,943	16,065	17,624	2,911
Sales of leased vehicles	8	(15)	30	5
Other services	1,590	2,038	1,897	313
Total	21,265	13,633	18,223	3,010
Shanghai-Volkswagen
New vehicle sales	21,245	5,761	21,008	3,471
Automobile repair and maintenance services	12,128	8,068	7,638	1,261
Sales of leased vehicles	112	61	225	37
Other services	1,334	1,689	1,502	248
Total	34,819	15,579	30,373	5,017
GAC-Honda
New vehicle sales	1,926	(6,598)	(4,901)	(810)
Automobile repair and maintenance services	3,717	4,192	9,169	1,515
Sales of leased vehicles	—	—	—	—
Other services	942	1,808	3,481	575
Total	6,585	(598)	7,749	1,280
Operating Expenses
Audi	(38,298)	(34,424)	(46,402)	(7,665)
FAW-Volkswagen	(18,367)	(31,801)	(36,543)	(6,037)
FAW-Mazda	(18,121)	(33,613)	(22,034)	(3,639)
Toyota	(15,931)	(26,288)	(18,854)	(3,115)
Shanghai-Volkswagen	(20,630)	(22,059)	(16,072)	(2,655)
GAC-Honda	(5,468)	(16,094)	(11,447)	(1,891)
Net Income/(Loss)
Audi	69,784	46,499	47,761	7,890
FAW-Volkswagen	11,704	13,790	26,092	4,310
FAW-Mazda	1,661	(11,492)	(830)	(137)
Toyota	(1,632)	(20,798)	(14,925)	(2,465)
Shanghai-Volkswagen	8,564	(5,185)	9,499	1,569
GAC-Honda	(763)	(16,539)	(8,031)	(1,327)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Audi

Revenues.  Revenues at the Audi dealership decreased by 4.6% from 2012 to 2013, primarily due to a 4.8% decrease in revenues from new vehicle sales and a 10.2% decrease in revenues from automobile repair and maintenance services.  The decrease in revenues from new vehicle sales was primarily attributable to a 7.7% decrease in the average selling price per unit to RMB339,023 ($56,003) in 2013 from RMB367,421 in 2012, as a result of the introduction of a popular Audi model produced in China with relatively low price. The new vehicle sales volume increased by 3.2% to 2,374 units in 2013 from 2,301 units in 2012.  The decrease in revenues from repair and maintenance services was primarily due to the decrease in the average selling price, caused by our promotional campaigns that offered certain free car services in an effort to expand our customer base. As a result, the number of vehicles serviced at the Audi dealership increased by 14.3% to 37,470 units in 2013 from 32,767 units in 2012.

Gross profit and gross margin.  Gross profit at the Audi dealership increased by 6.5% from 2012 to 2013.  Despite the decrease in new vehicle sales revenues, gross profit from new vehicle sales increased significantly by 44.4% from 2012 to 2013, primarily due to an increase in the gross margin.  Gross profit from repair and maintenance services decreased by 14.4% from 2012 to 2013, primarily attributable to the decrease in revenues.  Overall gross margin increased slightly to 13.6% in 2013 from 12.2% in 2012.  Gross margin for new vehicle sales increased to 7.5% in 2013 from 4.9% in 2012, primarily due to our increased sales of the popular new model in 2013 that allow us to receive substantial volume-based rebates from the automaker.  Gross margin for repair and maintenance services decreased to 51.0% in 2013 from 53.4% in 2012, primarily due to our promotional efforts in offering free services to expand our customer base.

Operating expenses.  Operating expenses at the Audi dealership increased by 34.8% from 2012 to 2013, primarily due to the hiring of additional staff and increased general and administrative expenses in connection with our joint venture with Itochu established in 2013.  Operating expenses as a percentage of total revenues increased to 4.9% in 2013 from 3.5% in 2012.

Net income.  Primarily as a result of the factors discussed above, net income at the Audi dealership increased by 2.7% from 2012 to 2013.

FAW-Volkswagen

Revenues.  Revenues at the FAW-Volkswagen dealerships decreased by 3.2% from 2012 to 2013, primarily driven by a 7.1% decrease in revenues from new vehicle sales, partially offset by a 49.8% increase in revenues from repair and maintenance services.  The decrease in revenues from new vehicle sales was due to (i) a 5.9% decrease in our sales volume to 6,019 units in 2013 from 6,393 units in 2012, as a result of the negative impact from Beijing’s new vehicle quota system and more intensive competition, and (ii) a 1.3% decrease in the average selling price per unit to RMB125,758 ($20,774) in 2013 from RMB127,396 in 2012.  The increase in revenues from repair and maintenance services primarily reflects the increased service volume from the one new dealership opened in 2011 that began to fully utilize its service capacity in 2013 after the typical ramp-up period for new dealerships.  The number of vehicles serviced at the FAW-Volkswagen dealerships increased by 15.1% to 43,111 units in 2013 from 37,467 units in 2012.

Gross profit and gross margin.  Gross profit at the FAW-Volkswagen dealerships increased by 30.0% from 2012 to 2013.  Gross profit from new vehicle sales increased by 28.0%, primarily due to an increase in gross margin. Gross profit from repair and maintenance services increased by 52.4%, from 2012 to 2013 primarily due to the increased revenues.  Overall gross margin increased to 10.5% in 2013 from 7.9% in 2012.  Gross margin for new vehicle sales increased to 7.2% in 2013 from 5.2% in 2012, primarily due to the launch of a number of popular, higher-margin upgraded models as well as more favorable rebates received from the automaker for clearing inventory of old models in 2013.  Gross margin for repair and maintenance services increased slightly to 32.4% in 2013 from 31.8% in 2012, primarily as a result of our efforts in optimizing our service offerings and promoting selected high-margin service types, such as collision repairs.

Operating expenses.  Operating expenses at the FAW-Volkswagen dealerships increased by 14.9% from 2012 to 2013, resulting primarily from the hiring of additional staff and increased general and administrative expenses in connection with the newly opened dealership.  Operating expenses as a percentage of total revenues increased slightly to 4.3% in 2013 from 3.6% in 2012.

Net income.  Primarily as a result of the factors discussed above, net income at the FAW-Volkswagen dealerships increased significantly by 89.2% from 2012 to 2013.

FAW-Mazda

Revenues.  Revenues at the FAW-Mazda dealerships increased by 10.2% from 2012 to 2013, primarily due to a 9.7% increase in revenues from new vehicle sales and a 13.6% increase in revenues from automobile repair and maintenance services.  Revenues from new vehicle sales increased primarily due to a 22.8% increase in our sales volume to 3,189 units in 2013 from 2,597 units in 2012, as the influence of consumer boycotts of Japanese goods had gradually reduced in 2013.  The same factor also contributed to the increase in revenues from repair and maintenance services. The number of vehicles serviced at the FAW-Mazda dealerships increased by 16.4% to 37,163 units in 2013 from 31,931 units in 2012.

Gross profit and gross margin.  Gross profit at the FAW-Mazda dealerships increased by 8.2% from 2012 to 2013.  Gross profit from new vehicle sales decreased by 5.6% from 2012 to 2013, primarily due to the decrease in gross margin from new vehicle sales.  Such decrease was offset by an increase in gross profit from repair and maintenance services by 15.9% from 2012 to 2013, primarily attributable to the increased revenues.  Overall gross margin decreased slightly to 6.9% in 2013 from 7.0% in 2012.  Gross margin for new vehicle sales decreased slightly to 1.9% in 2013 from 2.2% in 2012, primarily due to our reduction of selling prices to mitigate the negative impact from boycotts of Japanese goods in the first half of 2013.  Gross margin for repair and maintenance services increased slightly to 42.8% in 2013 from 41.9% in 2012 primarily because the negative impact from customer boycotts of Japanese automobiles substantially reduced and the dealership performance started to recover in the second half of 2013.

Operating expenses.  Operating expenses at the FAW-Mazda dealerships decreased by 34.4% from 2012 to 2013, resulting primarily from the effective implementation of our cost control policies.  Operating expenses as a percentage of total revenues decreased to 5.1% in 2013 from 8.6% in 2012.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the FAW-Mazda dealerships decreased significantly from RMB11.5 million in 2012 to RMB0.8 million ($0.1 million) in 2013.

Toyota

Revenues.  Revenues at the Toyota dealerships decreased by 1.4% from 2012 to 2013, primarily due to a 3.0% decrease in revenues from new vehicle sales, which was offset by a 6.8% increase in revenues from automobile repair and maintenance services.  The decrease in revenues from new vehicle sales was primarily attributable to a 9.4% decrease in the average selling price per unit to RMB158,099 ($26,116) in 2013 from RMB174,436 in 2012, driven by our offering of price discounts in an effort to increase sales volume. The increase in revenues from repair and maintenance services was primarily due to the increase in the number of vehicles serviced at the Toyota dealerships, which increased by 7.4% from 31,926 units in 2012 to 34,273 units in 2013. Such increase resulted mainly from our promotional efforts as well as the reduction of the negative impact of consumer boycotts of Japanese goods in 2013.

Gross profit and gross margin.  Gross profit at the Toyota dealerships increased by 33.7% from 2012 to 2013.  Gross profit from new vehicle sales improved from negative RMB4.5 million in 2012 to negative RMB1.3 million ($0.2 million) in 2013, primarily because the negative impact from consumer boycotts of Japanese goods, which reached its apex in 2012, began to subside in 2013.  For the same reason, gross profit from repair and maintenance services increased by 9.7% from 2012 to 2013.  Overall gross margin increased to 5.0% in 2013 from 3.7% in 2012.  Gross margin for new vehicle sales changed slightly to negative 0.4% in 2013 from negative 1.4% in 2012.  Gross margin for repair and maintenance services increased slightly to 37.8% in 2013 from 36.8% in 2012.

Operating expenses.  Operating expenses at the Toyota dealerships decreased by 28.3% from 2012 to 2013, primarily due to the effective implementation of our cost control policies. Operating expenses as a percentage of total revenues decreased to 5.1% in 2013 from 7.1% in 2012.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the Toyota dealerships decreased from RMB20.8 million in 2012 to RMB14.9 million ($2.5 million) in 2013.

Shanghai-Volkswagen

Revenues.  Revenues at the Shanghai-Volkswagen dealership decreased slightly by 2.6% from 2012 to 2013, primarily due to a 3.6% decrease in revenues from new vehicle sales and a 5.1% decrease in revenues from repair and maintenance services.  The decrease in revenues from new vehicle sales was attributable to a 5.1% decrease in sales volume from 1,870 units in 2012 to 1,775 units in 2013, as a result of the negative impact from Beijing’s new vehicle quota system and more intensive competition.  The average selling price per unit increased slightly by 1.6% from RMB167,606 in 2012 to RMB170,269 ($28,126) in 2013.  The decrease in revenues from repair and maintenance services was primarily due to the decrease in the number of vehicles serviced at the Shanghai-Volkswagen dealership, which decreased by 7.7% from 20,368 units in 2012 to 18,803 units in 2013, caused by more intensified competition.

Gross profit and gross margin.  Gross profit at the Shanghai-Volkswagen dealership increased by 95.0% from 2012 to 2013.  Gross profit from new vehicle sales increased significantly by 264.7% from 2012 to 2013, primarily due to the increase of gross margin from new vehicle sales.  Gross profit from repair and maintenance services decreased by 5.3% from 2012 to 2013, primarily due to the decrease of service revenues.  Overall gross margin increased to 9.1% in 2013 from 4.6% in 2012.  Gross margin for new vehicle sales significantly increased to 7.0% in 2013 from 1.8% in 2012, as a result of the increased sales of a number of high-margin models that allowed us to receive substantial rebates from the automaker. Gross margin for repair and maintenance services decreased slightly to 35.6% in 2013 from 35.7% in 2012.

Operating expenses.  Operating expenses at the Shanghai-Volkswagen dealership decreased by 27.1% from 2012 to 2013, primarily due to the effective implementation of our cost control policies. Operating expenses as a percentage of total revenues decreased to 4.8% in 2013 from 6.5% in 2012.

Net income.  Primarily as a result of the factors discussed above, our net income at the Shanghai-Volkswagen dealership was RMB9.5 million ($1.6 million) in 2013, compared to net loss of RMB5.2 million in 2012.

GAC-Honda

Revenues.  Revenues at the GAC-Honda dealership increased by 3.8% from 2012 to 2013, primarily due to a 0.9% increase in revenues from new vehicle sales and a 20.0% increase in revenues from automobile repair and maintenance services.  The increase in revenues from new vehicle sales was primarily attributable to a 9.2% increase in sales volume from 1,214 units in 2012 to 1,326 units in 2013, as a result of the gradual recovery of our dealership performance from the negative impact of customer boycotts of Japanese vehicles in 2012.  The average selling price per unit decreased by 7.6% from RMB146,107 in 2012 to RMB135,017 ($22,303) in 2013, driven by our offering of price discounts in an effort to increase sales volume.  The increase in revenues from repair and maintenance services was primarily attributable to our efforts in optimizing our service offerings and promoting selected high-margin service types, such as collision repairs, despite the decrease in service volume from 19,403 units in 2012 to 15,967 units in 2013.

Gross profit and gross margin.  Gross profit at the GAC-Honda dealership increased to RMB7.8 million ($1.3 million) in 2013, compared to negative RMB0.6 million in 2012.  Gross profit from new vehicle sales improved from negative RMB6.6 million in 2012 to negative RMB4.9 million ($0.8 million) in 2013 and gross profit from repair and maintenance services increased significantly by 118.7% from 2012 to 2013, both primarily attributable to the increased revenues as well as improved gross margins, as a result of the diminishing impact of customer boycotts of Japanese automobiles in 2013.  Overall gross margin increased to 3.7% in 2013 from negative 0.3% in 2012.  Gross margin for new vehicle sales changed to negative 2.7% in 2012 from negative 3.7% in 2012, as a result of the recovery of our sales performance from the negative impact of customer boycotts.  Gross margin for repair and maintenance services increased to 36.4% in 2013 from 20.0% in 2012, primarily due to the recovery of our performance from the negative impact of customer boycotts and our efforts in promoting selected high-margin service types, such as collision repairs.

Operating expenses.  Operating expenses at the GAC-Honda dealership decreased by 28.9% from 2012 to 2013, primarily due to the effective implementation of our cost control policies. Operating expenses as a percentage of total revenues decreased to 5.5% in 2013 from 8.0% in 2012.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the GAC-Honda dealership decreased significantly from RMB16.5 million in 2012 to RMB8.0 million ($1.3 million) in 2013.

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

Gross profit and gross margin.  Gross profit at the FAW-Volkswagen dealerships increased by 40.1% from 2011 to 2012.  Gross profit from new vehicle sales increased by 47.8% from 2011 to 2012, primarily due to the increase of new vehicle sales volume.  Gross profit from repair and maintenance services decreased by 5.3% from 2011 to 2012, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2012.  Overall gross margin decreased to 7.9% in 2012 from 8.7% in 2011.  Gross margin for new vehicle sales slightly decreased to 5.2% in 2012 from 5.5% in 2011, primarily due to the reduction in average selling prices, the effect of which was offset by the sales rebates received as a result of the higher sales volume in 2012.  Gross margin for repair and maintenance services decreased to 31.8% in 2012 from 39.6% in 2011, due to the same reasons as discussed above regarding the decrease of gross profit.

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

Gross profit and gross margin.  Gross profit at the FAW-Mazda dealerships decreased by 8.7% from 2011 to 2012.  Gross profit from repair and maintenance services decreased by 31.9% from 2011 to 2012, primarily due to the price discounts we offered and the increase of personnel costs due to inflation and headcount increase in 2012.  Such decrease was partially offset by an increase in gross profit from new vehicle sales by 128.9% from 2011 to 2012, primarily attributable to the increase of sales rebates received from the manufacturer that strengthened the rebate policy based on customer satisfaction results in 2012.  Overall gross margin decreased to 7.0% in 2012 from 7.2% in 2011.  Gross margin for new vehicle sales increased to 2.2% in 2012 from 0.9% in 2011, primarily due to increased sales rebates.  Gross margin for repair and maintenance services decreased to 41.9% in 2012 from 51.2% in 2011, primarily due to the same reasons discussed above with respect to the decrease of gross profit.

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

Toyota

Revenues.  Revenues at the Toyota dealerships increased by 35.1% from 2011 to 2012, primarily due to a 35.5% increase in revenues from new vehicle sales and a 32.3% increase in revenues from automobile repair and maintenance services.  The increase in revenues from new vehicle sales was primarily attributable to a 63.7% increase in sales volume from 1,139 units in 2011 to 1,865 units in 2012, driven by the contribution from one additional Toyota dealership which we acquired in October 2011.  The average selling price per unit decreased by 17.3% from RMB210,844 in 2011 to RMB174,436 in 2012, as a result of our promotional efforts to offer substantial discounts in response to customers’ increasing reluctance to buy Japanese automobiles in 2012.  The increase in revenues from repair and maintenance services was primarily due to the increase in service volume, which increased by 54.1% from 20,716 units in 2011 to 31,926 units in 2012, driven by the contribution from the newly acquired Toyota dealership.

Gross profit and gross margin.  Gross profit at the Toyota dealerships decreased by 35.9% from 2011 to 2012.  Gross profit from new vehicle sales decreased significantly from RMB3.7 million in 2011 to negative RMB4.5 million in 2012 primarily due to substantial price discounts offered in 2012 to drive sales volume.  Gross profit from repair and maintenance services increased slightly at 0.8% from 2011 to 2012.  Overall gross margin decreased to 3.7% in 2012 from 7.7% in 2011.  Gross margin for new vehicle sales decreased to negative 1.4% in 2012 from 1.6% in 2011 as a result of the substantial price discounts offered in 2012.  Gross margin for repair and maintenance services decreased to 36.8% in 2012 from 48.4% in 2011, primarily due to the price discounts offered in 2012 to drive sales volume.

Operating expenses.  Operating expenses at the Toyota dealerships increased by 65.0% from 2011 to 2012, primarily due to (i) the increase in selling, marketing expenses and general and administrative expenses in connection with our newly added dealership and (ii) the impairment loss of intangible assets associated with our newly acquired dealership as a result of its loss-making performance in 2012. Operating expenses as a percentage of total revenues decreased to 7.1% in 2012 from 5.8% in 2011.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the Toyota dealerships increased significantly from RMB1.6 million in 2011 to RMB20.8 million in 2012.

Shanghai-Volkswagen

Revenues.  Revenues at the Shanghai-Volkswagen dealership decreased by 25.1% from 2011 to 2012, primarily due to a 26.5% decrease in revenues from new vehicle sales and a 11.1% decrease in revenues from repair and maintenance services.  The decrease in revenues from new vehicle sales was attributable to a 25.6% decrease in sales volume from 2,515 units in 2011 to 1,870 units in 2012, as a result of intensified competition.  The average selling price per unit decreased slightly by 1.2% from RMB169,590 in 2011 to RMB167,606 in 2012.  The decrease in revenues from repair and maintenance services was primarily due to the decrease in service price, which declined by 22.6% from RMB1,435 per unit in 2011 to RMB1,110 per unit in 2012, as a result of intensified competition.

Gross profit and gross margin.  Gross profit at the Shanghai-Volkswagen dealership decreased 55.3% from 2011 to 2012, primarily due to the decreases in both revenue and margin.  Gross profit from new vehicle sales decreased by 72.9% from 2011 to 2012, and gross profit from repair and maintenance services decreased by 33.5% from 2011 to 2012.  Overall gross margin decreased to 4.6% in 2012 from 7.6% in 2011.  Gross margin for new vehicle sales decreased to 1.8% in 2012 from 5.0% in 2011 and gross margin for repair and maintenance services decreased to 35.7% in 2012 from 47.7% in 2011, both as a result of our increased offerings of promotions in response to intensified competition.

Operating expenses.  Operating expenses at the Shanghai-Volkswagen dealership increased by 6.9% from 2011 to 2012, primarily due to the increase in selling, marketing and advertising expenses. Operating expenses as a percentage of total revenues increased to 6.5% in 2012 from 4.5% in 2011.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the Shanghai-Volkswagen dealership was RMB5.2 million in 2012, compared to the net income of RMB8.6 million in 2011.

GAC-Honda

Revenues.  Revenues at the GAC-Honda dealership increased by 68.2% from 2011 to 2012, primarily due to a 70.3% increase in revenues from new vehicle sales and a 51.1% increase in revenues from automobile repair and maintenance services.  The increase in revenues from new vehicle sales was primarily attributable to a 75.9% increase in sales volume from 690 units in 2011 to 1,214 units in 2012, due to the fact that our GAC-Honda dealership was acquired in July 2011 and the full-year operating results were only recorded starting in 2012.  The average selling price per unit decreased by 3.2% from RMB150,977 in 2011 to RMB146,107 in 2012, as a result of our promotional efforts to offer discounts in response to customers’ increasing reluctance to buy Japanese automobiles in 2012.  The increase in revenues from repair and maintenance services was primarily due to the increase in service volume, which increased significantly from 3,510 units in 2011 to 19,403 units in 2012.

Gross profit and gross margin.  Gross profit at the GAC-Honda dealership decreased from RMB6.6 million in 2011 to negative RMB0.6 million in 2012.  Gross profit from new vehicle sales decreased significantly from RMB1.9 million in 2011 to negative RMB6.6 million in 2012 primarily due to the substantial decrease in gross margin in 2012.  Gross profit from repair and maintenance services increased by 12.8% from 2011 to 2012, primarily attributable to the fact that the full-year operating results of the dealership were recorded in 2012.  Overall gross margin decreased to negative 0.3% in 2012 from 5.5% in 2011.  Gross margin for new vehicle sales decreased to negative 3.7% in 2012 from 1.8% in 2011 as a result of the substantial price discounts offered in 2012.  Gross margin for repair and maintenance services decreased to 20.0% in 2012 from 26.8% in 2011, primarily due to the price discounts offered in 2012 to drive sales volume.

Operating expenses.  Operating expenses at the GAC-Honda dealership increased by 194.3% from 2011 to 2012, primarily due to (i) the fact that the full-year operating results of the dealership were only recorded starting in 2012 and (ii) the impairment loss of intangible assets associated with the newly acquired dealership as a result of its loss-making performance in 2012. Operating expenses as a percentage of total revenues increased to 8.0% in 2012 from 4.6% in 2011.

Net loss.  Primarily as a result of the factors discussed above, our net loss at the GAC-Honda dealership increased significantly from RMB0.8 million in 2011 to RMB16.5 million in 2012.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	$
	(Amounts in thousands)
Net cash (used in) provided by operating activities	(109,664)	94,923	(228,017)	(37,666)
Net cash (used in) provided by investing activities	(550,482)	80,307	(690,689)	(114,094)
Net cash provided by (used in) financing activities	19,689	(17,714)	866,368	143,114
Net (decrease)/increase in cash and cash equivalents	(640,457)	157,516	(52,338)	(8,646)
Cash and cash equivalents, beginning of year	801,850	161,393	318,909	52,680
Cash and cash equivalents, end of year	161,393	318,909	266,571	44,034

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

Net cash used in operating activities was RMB228.0 million ($37.7 million) in 2013. This was derived from net income of RMB27.7 million ($4.6 million) in that year, as primarily adjusted by (i) deducting RMB152.9 million ($25.3 million) for increased advances to suppliers for new vehicle purchase, and (ii) deducting RMB151.4 million ($25.0 million) bills payable.

Net cash provided by operating activities was RMB94.9 million in 2012.  This was derived from net loss of RMB18.2 million in that year, as primarily adjusted by (i) adding RMB115.1 million primarily due to increased deposits from leased vehicles held for sale, (ii) deducting RMB96.1 million for increased advances to suppliers for new vehicle purchase, (iii) adding RMB83.5 million for decreased inventories, and (iv) deducting RMB58.9 million for leased vehicles held for sales.

Net cash used in operating activities was RMB109.7 million in 2011.  This was derived from net income of RMB67.1 million in that year, as primarily adjusted by (i) adding RMB211.8 million for decreased advances to suppliers for new vehicle purchase, (ii) deducting RMB169.5 million for increased inventories, (iii) deducting RMB150.0 million for leased vehicles held for sale, (iv) deducting RMB107.8 million for decreased taxes payable, (v) deducting RMB85.9 million for decreased deposits from third parties to us in return for the right to display our automobiles in those third parties’ premises, (vi) adding RMB59.3 million for decreased prepaid expenses and other current assets due to timing of payments, (vii) adding RMB75.8 million as a result of our increased use of bills payable to pay for new vehicle purchases in 2011 as compared to the previous year and (viii) repayment of deposits and loans to third parties of RMB53.3 million.

Investing Activities.

Net cash used in investing activities was RMB690.7 million ($114.1 million) in 2013, primarily consisting of (i) prepayments of RMB302.8 million ($50.0 million) made to related parties and prepayment of RMB138.5 million ($22.9 million) for acquisition of an entity, and (ii) payment of RMB230.5 million ($38.1 million) for acquisition of property and equipment.

Net cash provided by investing activities was RMB80.3 million in 2012, primarily consisting of (i) receipt of deposit return of RMB173.0 million in connection with a potential business acquisition that did not materialize, and (ii) payment of RMB167.1 million in connection with the purchase of property and equipment.

Net cash used in investing activities was RMB550.5 million in 2011, primarily consisting of (i) prepayment of RMB173.0 million for business acquisition, (ii) prepayment of RMB131.3 million for long-term assets, (iii) investments of RMB108.2 million in new subsidiaries, and (iv) payment of RMB85.8 million in connection with the purchase of property and equipment.

Financing Activities.

Net cash provided by financing activities was RMB866.4 million ($143.1 million) in 2013, primarily resulting from cash inflows of (i) RMB394.4 million ($65.2 million) by the netting of proceeds from short-term loans and repayments of short-term loans (ii) RMB300 million ($49.6 million) from the capital contribution by non-controlling interests and (iii) change of restricted cash of RMB106.8 million.

Net cash used in financing activities was RMB17.7 million in 2012, primarily resulting from a cash outflow of RMB5.6 million by the netting of repayments of short-term loans and proceeds from short-term loans, and repayment of related party borrowings of RMB10,000.

Net cash provided by financing activities was RMB19.7 million in 2011, primarily resulting from a cash inflow of RMB40.7 million by the netting of proceeds from short-term loans and repayments of short-term loans, and payment of deferred initial public offering costs of RMB11.5 million.

Capital Resources and Capital Expenditures.

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, long-term loans, third-party investments as well as the sale of ordinary shares in a private placement and in our initial public offering.  We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

We finance our inventory purchases primarily through short-term credit facilities from the financing arms of automobile manufacturers and a number of Chinese domestic banks.  Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from three to twelve months. Our short-term loans amounted to RMB370.9 million as of December 31, 2011, RMB365.3 million as of December 31, 2012 and RMB720.7 million ($119.0 million) as of December 31, 2013.  The interest rates for these short-term loans ranged from 5.6% to 10.2% for the year ended December 31, 2013.  Our short-term loans are (i) guaranteed by Mr. Hetong Guo, our founder, chairman and largest shareholder and other related parties, (ii) guaranteed by Mr. Hetong Guo and other related parties and secured by our property, equipment and land use rights or (iii) unsecured.  None of the short-term credit facilities or short-term loans subjects us to any restrictive covenants.  We expect our borrowings from the financial institutions are primarily short-term credit facilities.

We also utilize bills payable to pay for inventory purchases.  Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance.  The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date.  In such a case, we may be required to pay the financial institutions an interest charge, or we may be requested by auto manufacturers to reimburse the interest expense incurred by them.  During a period of strong vehicle sales, we typically leverage our better liquidity position and use cash proceeds from short-term loans to pay for new vehicle purchases to avoid interest and miscellaneous charges in connection with issuing bills payable and to take advantage of manufacturers’ preferential policies on cash purchases.  During a period of weak vehicle sales, we tend to maximize the use of bills payable in inventory purchases, thereby improving our liquidity positions.  There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills.  Bills payable are secured by our restricted cash.

Our capital expenditures mainly consist of construction or acquisition of new dealerships and expansion of existing dealerships in 2011, 2012 and 2013.  Our capital expenditures amounted to approximately RMB205.8 million, RMB167.1 million and RMB230.5 million ($38.1 million) for the years ended December 31, 2011, 2012 and 2013, respectively.  The increased level of capital expenditures in 2013 compared to 2012 was mainly funded through long-term loan, investments from Itochu and cash generated from operations. In 2013, we obtained a long-term loan of RMB40.0 million from Shanghai Pudong Development Bank to fund the construction of our new FAW-Volkswagen dealership in Beijing, with interest rate of 6.56% per annum as of June 28, 2013. The current and non-current portions of the long-term loan as of December 31, 2013 will be due in installments between the periods of January 1, 2014 to December 31, 2014, and January 1, 2015 to June 21, 2018, respectively.

We had working capital deficiency of RMB229.0 million (US$37.8 million) as of December 31, 2013 and had net cash used in operating activities of RMB228.0 million (US$37.7 million) for the year then ended.  As such, our continued operations are dependent upon our ability to raise additional capital, obtain financing or to improve future operations.  We had unutilized bank facilities of RMB669.0 million (US$110.5 million) as of December 31, 2013.  We believe that our current cash and cash equivalents and cash flow from operations and financings will be sufficient to meet our expected cash requirements for working capital and certain capital expenditure purposes for the next 12 months.  We may consider additional financing to fund other capital expenditure needs.  We may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from lending institutions.  We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.  The sale of additional equity securities, including convertible debt securities, would dilute our shareholders.  The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing o required, our business operations and prospects may suffer.

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

E.                                   Off-Balance Sheet Commitments and Arrangements

As of April 30, 2014, we did not have any material off-balance sheet commitments or arrangements.  We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	RMB	$	RMB	$	RMB	$	RMB	$	RMB	$
	(Amounts in thousands)
Short-term borrowings and current portion of long-term borrowings	726,689	120,040	726,689	120,040	—	—	—	—	—	—
Non-current portion of long-term borrowings	33,000	5,451	—	—	17,000	2,808	16,000	2,643	—	—
Interest payable of short-term borrowings and current portion of long-term borrowings	39,020	6,446	39,020	6,446	—	—	—	—	—	_
Interest payable of non-current portion of long-term borrowings	6,265	1,035	—	—	4,326	715	1,939	320	—	—
Operating lease commitments	64,997	10,737	9,615	1,588	12,611	2,083	11,130	1,838	31,641	5,228
Total	869,971	143,709	775,324	128,074	33,937	5,606	29,069	4,801	31,641	5,228

G.                                   Safe Harbor

This annual report contains forward-looking statements that relate to our current expectations and views of future events.  The forward-looking statements are contained principally in the sections including “Item 3.  Key Information — D. Risk Factors.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3.  Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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

ITEM 6                                                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

Directors and Executive Officers

Our board of directors consists of seven members.  The following table sets forth information regarding our directors and executive officers as of the date of this annual report:

Name	Age	Position/ Title
Hetong Guo	54	Founder and Chairman of Board of Directors
Min Xu	42	Director
Weimin Yin	42	Director
Chunsheng Zhou	47	Independent Director
Guojun Xing	55	Independent Director
Ganshun Li	59	Independent Director
Jeff B. DeBoer	49	Independent Director
Jing Yang	40	Chief Executive Officer
Jiangyu Luo	49	Chief Financial Officer

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

Ms. Jiangyu Luo became our chief financial officer in May 2013 and has over 20 years of finance and accounting experience. She was our financial controller from November 2009 to July 2013. She was the director of finance department at Lentuo Electromechanical in charge of all financial affairs from May 2006 to November 2009. Ms. Luo served as the financial manager of our FAW-Volkswagen dealership from 2005 to 2006. Before joining us in 2005, Ms. Luo worked as financial director at Beijing Zhengyao Group in charge of all financial affairs, and before that, worked as financial manager in Beijing Huanrui Construction Company.  Ms. Luo is a certified tax accountant and a certified management accountant. She received her bachelor’s degree in Economics.

Mr. Jianbin Luo resigned as our director in May 2014 due to personal reason.

B.                                   Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

In the year ended December 31, 2013, we paid an aggregate cash compensation of RMB2.8 million ($0.5 million) to our directors and executive officers.

2010 Equity Incentive Plan

We adopted an equity incentive plan in October 2010, which was amended in February 2014.  Our 2010 equity incentive plan provides for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards.  The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan is 30,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 1% of the outstanding ordinary shares on the first day of our fiscal year or such lesser amount as determined by our board of directors.  In September 2013, we granted fully-vested 6,200,000 ordinary shares under the 2010 equity incentive plan to a third party service provider who will provide demolition services from 2014 to 2020 related to our future construction and development of an auto mall in Hailin, Heilongjiang Province.

The following paragraphs summarize the key terms of our 2010 Equity Incentive Plan.

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

Compensation Committee

Our compensation committee consists of Ganshun Li and Guojun Xing, both of whom satisfy the “independence” requirements of the NYSE Rules.  Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers.  Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.  Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.  The compensation committee is responsible for, among other things:

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

D.                                    Employees

We employed 1,574 people as of March 31, 2014.  We believe our relationship with our employees is favorable.  The following table sets forth the number of our employees categorized by our areas of operation as of March 31, 2014:

Number of Employees
Vehicle sales	366
Automobile repair and maintenance services	608
Customer service and marketing	169
Finance and treasury (including dealership cashiers)	82
Administrative	179
Senior management	35
Logistics, trainees and other	135
Total	1,574

As required by PRC regulations, we participate in various mandatory employee benefit plans that are provided by municipal and provincial governments, including housing, pension, medical, unemployment benefits, personal injury insurance and maternity insurance plans.  We are required under these regulations to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.  Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.  The total amount of contributions we made to employee benefit plans for the year ended December 31, 2013 was approximately RMB22.3 million ($3.7 million).

Our employees are not represented by any collective bargaining agreements or labor unions.  We have not experienced any labor disputes.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule13(d)(3) of the Exchange Act, of our ordinary shares, as of December 31, 2013 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Hetong Guo(3)	29,931,293	46.0%
Weimin Yin(4)	6,029,523	9.3%
Min Xu	—	—
Chunsheng Zhou	—	—
Guojun Xing	—	—
Ganshun Li	—	—
Jing Yang(5)	2,394,503	3.7%
Jiangyu Luo	—	—
Directors and executive officers as a group	38,355,319	58.9%
Principal Shareholders:
Hetong Guo(3)	29,931,293	46.0%
Newman Investments Limited(6)	6,029,523	9.3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.

(2)

The number of ordinary shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person.  Percentage of beneficial ownership of each listed person is based on 65,137,912 ordinary shares outstanding as of December 31, 2013.  Our company has not awarded any share options as of the date of this annual report.

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

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of the initial public offering.  We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.  As of the date of this annual report, 26,782,590 of our outstanding ordinary shares were held by Citibank, N.A., the only record holder in the United States.

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

B.                                                            Related Party Transactions

Contractual Arrangements with Our PRC Affiliated Entities

See “Item 4.A. History and Development of the Company—Contractual Arrangements with Our PRC Affiliated Entities.”

Transactions with Certain Directors, Shareholders and Affiliates

In 2011, we engaged Lentuo Electromechanical, a company controlled by Mr. Hetong Guo, our founder, chairman and largest shareholder, as our agent in pursuit of an acquisition opportunity.  In connection with this engagement, we provided a temporary funding in the amount of approximately RMB186.8 million to Lentuo Electromechanical in anticipation of the potential advance payment to the seller by Lentuo Electromechanical on our behalf.  When this acquisition opportunity failed to materialize, Lentuo Electromechanical promptly repaid the whole amount to us.  In 2011, we also received interest-free short-term loans of approximately RMB129.9 million from Lentuo Electromechanical in support of our operations, which have been repaid by us.

In 2012, we received interest-free short-term loans of approximately RMB47.4 million from Mr. Hetong Guo and Lentuo Electromechanical in support of our operations, which have been repaid by us.  Mr. Hetong Guo guaranteed certain of our short-term loans that amounted to RMB40.0 million as of December 31, 2012. Our dealerships also guaranteed certain short-term loans of their equity owner Lentuo Electromechanical, as required by banks, and the balance of such loans amounted to RMB200 million as of December 31, 2012.

In 2013, in anticipation of our business expansion, we paid approximately RMB302.8 million ($50.0 million) to acquire two properties in Beijing from Lentuo Electromechanical and Beijing Lentuo Tongda Enterprise Management Co., Ltd., both controlled by Mr. Guo, respectively. In 2013, we also made new vehicle sales of approximately RMB45.9 million ($7.6 million) to the minority equity holder of our GAC-Honda dealership. Mr. Guo and Lentuo Electromechanical guaranteed certain of our short-term and long-term loans that amounted to RMB234.4 million ($38.7 million) as of December 31, 2013. Our dealerships also continue to guarantee certain short-term loans of Lentuo Electromechanical, which amounted to RMB140.0 million ($23.1 million) as of December 31, 2013.

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

	Market Price Per ADS
	High	Low
	($)	($)
Annual High and Low
Fiscal Year 2011	7.99	2.26
Fiscal Year 2012	4.89	0.79
Fiscal Year 2013	5.68	1.19
Quarterly Highs and Lows
First Fiscal Quarter of 2012	4.58	2.53
Second Fiscal Quarter of 2012	3.78	1.74
Third Fiscal Quarter of 2012	2.02	0.79
Fourth Fiscal Quarter of 2012	1.83	1.22
First Fiscal Quarter of 2013	1.58	1.19
Second Fiscal Quarter of 2013	5.53	1.33
Third Fiscal Quarter of 2013	5.68	3.05
Fourth Fiscal Quarter of 2013	3.90	2.58
First Fiscal Quarter of 2014	5.23	2.59
Monthly Highs and Lows
October 2013	3.82	2.93
November 2013	3.26	2.58
December 2013	3.90	2.71
January 2014	3.25	2.59
February 2014	4.42	2.95
March 2014	5.23	3.41
April 2014	3.48	3.03
May 2014 (through May 9)	3.10	2.85

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

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares.  This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency.  This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

•                                          traders that elect to mark-to-market;

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, such as the income tax treaty between the United States and the PRC (the “Treaty”), (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service (“IRS”) authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs currently are.  We may be eligible for the benefit of the Treaty if we are treated as a “resident enterprise” for PRC tax purposes as discussed above under “Taxation—PRC Taxation.”  In such case, you may be eligible for the benefits of the Treaty, which may allow you to treat certain gains as PRC source income, as discussed under “—Taxation of Disposition of ADSs or Ordinary Shares.”  You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013, although this conclusion depends in part on complex factual determinations, some of which may be subject to interpretation.  However, as discussed below, we may become a PFIC for our current taxable year ending December 31, 2014 or a future taxable year.  Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year, and, accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future tax year.  A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file an annual report on IRS Form 8621 containing such information as the U.S. Treasury may require, subject to certain exceptions based on the value of PFIC stock hold.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares, the reporting requirements applicable to you and the advisability of making a mark-to-market election in your particular circumstances if we were to become a PFIC.

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

We received from the depositary a reimbursement of $3,674.10 for our expenses incurred in connection with the maintenance of the ADS program in the year ended December 31, 2013.  In addition, the depositary has agreed to reimburse us annually for our expenses incurred in connection with the maintenance of the ADSs program in the future.

PART II

ITEM 13                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10.  Additional Information” for a description of the rights of holders of our ordinary shares, which remain unchanged.

We completed our initial public offering of 13,000,000 ordinary shares, represented by 6,500,000 ADSs, at $8.00 per ADS on December 10, 2010, after our ordinary shares and ADSs were registered under the Securities Act and all of the registered securities were sold.  The aggregate price of the offering amount registered and sold was $52.0 million, of which we received net proceeds of $48.36 million.  The effective date of our registration statement on Form F-1 (File number: 333-170682) was December 10, 2010.  Cowen and Company, LLC and HSBC Securities (USA) Inc. were the representative of the several underwriters.

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

ITEM 15                   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2013, the end of the period covered by this annual report on Form 20-F, management performed, under the supervision and with the participation of our chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were not effective, because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”

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

Under the supervision of our chief executive officer and chief financial officer, management conducted an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2013, using the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“COSO”).

In connection with management’s assessment, as of December 31, 2013, the following material weakness in the company’s internal control over financial reporting existed:

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness described above could result in a material misstatement of the company’s annual consolidated financial statements that would not be prevented or detected.  Because of this material weakness, management has concluded that our internal control over financial reporting as of December 31, 2013 was not effective.

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

	Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	($)
Audit fees(1)	2,900,000	3,300,000	3,200,000	528,602
Audit-related fees(2)	—	—	—	—
Tax fees(3)	—	—	—	—
All other fees(4)	—	—	—	—

(1)	“Audit fees” includes the aggregate fees billed for professional services rendered by Ernst & Young Hua Ming LLP for the audit of our annual consolidated financial statements.

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

2.5*	Shareholders Agreement, dated February 20, 2010, and Supplementary Agreement to the Shareholders Agreement, dated October 28, 2010.

2.6****	Form of 2010 Equity Incentive Plan, as amended

4.1*	Form of Indemnification Agreement with the Registrant’s directors and executive officers

4.2*	Form of Employment Agreement between the Registrant and senior executive officers of the Registrant

4.3*	English translation of form Franchise Authorization Letter issued to the Registrant by FAW-Volkswagen

4.4*	Summary English translation of form Dealership Agreement between the Registrant and Audi

4.5*	Summary English translation of form Dealership Agreement between the Registrant and FAW-Mazda

4.6*	Summary English translation of form Dealership Agreement between the Registrant and Shanghai-Volkswagen

4.7*	Summary English translation of form Dealership Agreements between the Registrant and Toyota

4.8*	Summary English translation of form Dealership Agreement between the Registrant and Chang An-Mazda

4.9*	English translation of Exclusive Technology Consulting and Service Agreement, between Lentuo Beijing and each affiliated entity in the year of 2010

4.10*	English translation of Exclusive Call Option Agreement, between Lentuo Hong Kong, Lentuo Electromechanical and each affiliated entity in the year of 2010

4.11*	English translation of Power of Attorney, by Lentuo Electromechanical in favor of Lentuo Hong Kong in respect of each affiliated entity in the year of 2010

4.12*	English translation of Equity Interest Pledge Agreement, between Lentuo Beijing and Lentuo
Electromechanical in the year of 2010

4.13*	English translation of Trademark License Agreement, dated July 1, 2010, between Hetong Guo and Lentuo Beijing

4.14*	English translation of Supplemental Agreement to Trademark License Agreement, dated July 1, 2010, between Hetong Guo and Lentuo Beijing

4.15*	English translation of Trademark Sub-license Agreement, dated July 1, 2010, between Lentuo Beijing and each affiliated entity in the year of 2010

4.16*

English translation of Land Sublease, between Beijing Ruitong Yulong Investment Co., Ltd and each of Tuozhan Industrial & Trade Development Co., Ltd., Lentuo Huitong Automobile Sales Service Co., Ltd., Yuantongqiao Toyota Automobile Trading Co., Ltd., Tuojiacheng Commercial & Trading Co., Ltd. and Tuozhan Automobile Repair Co., Ltd.

4.17*	English translation of Land Lease, between Beijing Dongfang Jiye Investment Co., Ltd. and Lentuo Aotong Automobile Trading Co., Ltd.

4.18**	English translation of Joint Venture Agreement, dated October 12, 2012, among Beijing Lentuo Electromechanical Group Co., Ltd, Itochu Corporation and Itochu (China) Holding Co., Ltd.

8.1	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1	Certification of Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young Hua Ming LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                                                            Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-170682) of Lentuo International Inc. filed with the Securities and Exchange Commission, as declared effective on December 10, 2010, and incorportated herein by reference thereto.

**                                                     Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-34987) filed with the Commission on April 30, 2013.

***                                              XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

****                                       Previously filed as an exhibit to the Registration Statement on Form S-8 (File No. 333-194351) of Lentuo International Inc. filed with the Securities and Exchange Commission on March 6, 2014, and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LENTUO INTERNATIONAL INC.

	By:	/s/ Hetong Guo
Name: Hetong Guo
Title: Chairman

Date: May 15, 2014

LENTUO INTERNATIONAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lentuo International Inc.

We have audited the accompanying consolidated balance sheets of Lentuo International Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lentuo International Inc. as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young Hua Ming LLP
Beijing, People’s Republic of China

May 15, 2014

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

		December 31,
	Notes	2012	2013
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		318,909	266,571	44,034
Restricted cash (including restricted cash of the consolidated VIEs that may only be used to settle obligations of the consolidated VIEs of RMB437,875 and RMB331,075 (US$54,690) as of December 31, 2012 and 2013 respectively):	4	437,875	331,075	54,690
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2012 and 2013)	5	41,399	45,312	7,485
Inventories	6	432,722	417,524	68,970
Leased automobiles held for sale, net	7	206,604	225,620	37,270
Advances to suppliers		316,067	468,985	77,471
Prepaid expenses and other current assets	8	35,148	72,667	12,004
Amounts due from related parties	20	57,830	53,000	8,755
Deferred tax assets, net	19	6,756	7,823	1,292

Total current assets		1,853,310	1,888,577	311,971

Non-current assets:
Property and equipment, net	9	560,700	768,549	126,955
Land use rights, net	10	18,256	17,691	2,922
Intangible assets, net	11	106,058	101,238	16,723
Goodwill	12	73,634	73,634	12,163
Long-term prepayments
Third parties	13	26,500	144,953	23,945
Related parties	13, 20	—	302,769	50,014
Long-term investment	14	11,250	22,500	3,717
Deferred tax assets, net	19	9,624	3,561	588

Total non-current assets		806,022	1,434,895	237,027

TOTAL ASSETS		2,659,332	3,323,472	548,998

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

		December 31,
	Notes	2012	2013
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB1,948,631 and RMB2,238,818 (US$369,826) as of December 31, 2012 and 2013, respectively):

Accounts payable		6,458	7,151	1,181
Bills payable	15	887,100	735,749	121,537
Advances from customers	16	49,974	55,970	9,246
Accrued expenses and other current liabilities	17	444,553	526,041	86,896
Unrecognized tax benefits	19	4,963	4,963	820
Taxes payable	19	54,369	60,993	10,075
Short-term loans and current portion of long-term loans	18	365,274	726,689	120,040

Total current liabilities		1,812,691	2,117,556	349,795

Non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiary of RMB31,770 and RMB63,393 (US$10,472) as of December 31, 2012 and 2013, respectively):
Long-term loans, non-current portion	18	—	33,000	5,451
Deferred tax liabilities	19	31,770	30,393	5,021

Total non-current liabilities		31,770	63,393	10,472

TOTAL LIABILITIES		1,844,461	2,180,949	360,267

Commitments and contingencies	26

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2012 and 2013
Issued and outstanding — 58,937,912 and 65,137,912 shares as of December 31, 2012 and 2013, respectively	21	4	4	1
Additional paid-in capital		469,761	721,611	119,201
Receivables from issuance of ordinary shares	21	—	(79,850)	(13,190)
Retained earnings		329,147	352,974	58,307

Total Lentuo International Inc. shareholders’ equity		798,912	994,739	164,319

Noncontrolling interests		15,959	147,784	24,412

TOTAL SHAREHOLDERS’ EQUITY		814,871	1,142,523	188,731

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,659,332	3,323,472	548,998

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Years ended December 31,
	Notes	2011	2012	2013
		RMB	RMB	RMB	US$

Revenues:
Sales of automobiles
Third parties		2,664,750	2,875,213	2,788,366	460,606
Related party		—	—	45,853	7,574
Automobile repair and maintenance services		333,755	324,974	351,508	58,065
Sales of leased automobiles		18,310	35,635	56,886	9,396
Other services		19,403	29,465	30,123	4,976

		3,036,218	3,265,287	3,272,736	540,617

Costs of goods sold:
Sales of automobiles		(2,540,668)	(2,774,529)	(2,695,041)	(445,189)
Automobile repair and maintenance services		(163,242)	(188,859)	(202,633)	(33,472)
Sales of leased automobiles		(17,330)	(50,068)	(72,283)	(11,940)
Other services		(2,802)	(1,499)	(1,415)	(234)

		(2,724,042)	(3,014,955)	(2,971,372)	(490,835)

Gross profit		312,176	250,332	301,364	49,782

Operating expenses:
Selling, marketing and distribution expenses		(91,438)	(101,544)	(103,207)	(17,049)
General and administrative expenses		(54,274)	(63,295)	(70,476)	(11,641)
Loss from impairment of intangible assets		—	(26,450)	(1,700)	(281)

Total operating expenses		(145,712)	(191,289)	(175,383)	(28,971)

Other income, net		1,407	1,475	5,137	848

Operating income		167,871	60,518	131,118	21,659

Interest income		3,182	7,143	7,282	1,203
Interest expense	25	(61,560)	(73,673)	(73,147)	(12,083)
Exchange loss		(9,100)	(8)	(1,110)	(183)

Income (loss) before income tax expense		100,393	(6,020)	64,143	10,596
Income tax expense	19	(33,291)	(12,199)	(36,491)	(6,028)

Net income (loss) and comprehensive income (loss)		67,102	(18,219)	27,652	4,568

Net (loss) income and comprehensive (loss) income attributable to noncontrolling interests		(815)	(12,761)	3,825	632

Net income (loss) and comprehensive income (loss) attributable to Lentuo International Inc. shareholders		67,917	(5,458)	23,827	3,936

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Years ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB	US$

Earnings per share:
Basic and diluted earnings (loss) per share	22	1.15	(0.09)	0.39	0.06

Weighted average ordinary shares outstanding:
Basic and diluted		58,937,912	58,937,912	60,551,610	60,551,610

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	67,102	(18,219)	27,652	4,568

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation of property and equipment	16,560	23,328	24,704	4,081
Depreciation of leased automobiles held for sale	2,251	17,900	26,033	4,300
Deferred tax benefits	(5,679)	(13,629)	3,619	598
Amortization of land use rights	255	565	565	93
Amortization of intangible assets	1,547	2,559	3,120	515
Gain on disposal of property and equipment	(1,410)	(683)	(5,137)	(849)
Loss from impairment of intangible assets	—	26,450	1,700	281

Changes in operating assets and liabilities:
Accounts receivable	18,900	7,562	(3,913)	(646)
Inventories	(169,467)	83,534	15,198	2,511
Leased automobiles held for sale	(150,000)	(76,755)	(45,049)	(7,442)
Advances to suppliers	211,837	(96,131)	(152,918)	(25,260)
Prepaid expenses and other current assets	59,289	8,734	(6,319)	(1,044)
Accounts payable	7,067	(6,110)	693	115
Bills payable	75,767	(2,058)	(151,351)	(25,001)
Advances from customers	(45,617)	1,984	5,996	990
Deposits from third parties	(85,856)	—	—	—
Accrued expenses and other current liabilities	(4,407)	115,085	73,766	12,185
Taxes payable	(107,803)	20,807	6,624	1,094
Amounts due from related parties	—	—	(53,000)	(8,755)
Net cash (used in) provided by operating activities	(109,664)	94,923	(228,017)	(37,666)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(85,770)	(167,070)	(230,480)	(38,073)
Prepayments for construction	(131,250)	—	—	—
Purchase of long-term investments	—	—	(11,250)	(1,858)
Disposal of property and equipment	3,936	9,033	23,463	3,876
Acquisition of subsidiaries, net of cash acquired	(108,224)	—	—	—
Loans to third parties	(15,000)	—	—	—
Repayments of loans provided to third parties	—	22,400	—	—
Deposits to third parties	(26,117)	(5,000)	(36,000)	(5,947)
Repayments of deposits to third parties	21,100	30,917	4,800	793
Deposit for a business acquisition	(173,000)	—	—	—
Repayment of deposit for a business acquisition	—	173,000	—	—
Amounts due from related parties	(36,157)	17,027	—	—
Prepayments for purchase of properties (Note 13)
Third party	—	—	(138,453)	(22,871)
Related party	—	—	(302,769)	(50,014)
Net cash (used in) provided by investing activities	(550,482)	80,307	(690,689)	(114,094)

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term loans	823,222	991,319	1,502,769	248,240
Repayments of short-term loans	(782,556)	(996,928)	(1,147,756)	(189,596)
Proceeds from long-term loans	—	—	40,000	6,608
Repayments of long-term loans	—	—	(1,000)	(165)
Proceeds received from capital contribution by noncontrolling interests	—	—	300,000	49,556
Payment of deferred initial public offering costs	(11,488)	—	—	—
Borrowings from third parties	—	—	7,725	1,276
Amounts due to related parties	(3,553)	(10,000)	—	—
Amounts due from related parties	—	—	57,830	9,553
Restricted cash	(5,936)	(2,105)	106,800	17,642
Net cash provided by (used in) financing activities	19,689	(17,714)	866,368	143,114

Net (decrease) increase in cash and cash equivalents	(640,457)	157,516	(52,338)	(8,646)
Cash and cash equivalents, beginning of year	801,850	161,393	318,909	52,680

Cash and cash equivalents, end of year	161,393	318,909	266,571	44,034

Supplementary disclosure of cash flow information:
Interest expense paid	39,627	63,634	57,725	9,535
Income taxes paid	149,561	5,757	27,104	4,477

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Attributable to Lentuo International Inc.
	Number of ordinary shares	Ordinary shares	Receivables from issuance of ordinary shares	Additional paid-in capital	Retained earnings	Non controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2010	58,937,912	4	—	469,761	266,688	—	736,453

Acquisition of subsidiaries	—	—	—	—	—	29,535	29,535
Net income (loss) and comprehensive income (loss)	—	—	—	—	67,917	(815)	67,102
Balance at December 31, 2011	58,937,912	4	—	469,761	334,605	28,720	833,090

Net loss and comprehensive loss	—	—	—	—	(5,458)	(12,761)	(18,219)
Balance at December 31, 2012	58,937,912	4	—	469,761	329,147	15,959	814,871

Net income and comprehensive income	—	—	—	—	23,827	3,825	27,652
Issuance of ordinary shares	6,200,000	—	(79,850)	79,850	—	—	—
Additional paid-in capital contributed by noncontrolling interests	—	—	—	172,000	—	128,000	300,000
Balance at December 31, 2013	65,137,912	4	(79,850)	721,611	352,974	147,784	1,142,523

Balance at December 31, 2013 (US$)		1	(13,190)	119,201	58,307	24,412	188,731

The accompanying notes are an integral part of these consolidated financial statements.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION

Lentuo International Inc. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on September 9, 2009 and is considered a foreign entity under the laws of the People’s Republic of China (the “PRC”). The Company is principally engaged in the sales of new and leased automobiles and the provision of automobile repair and maintenance services, and to a lesser extent, the provision of automobile leasing services (collectively, the “Automobile Business”). The sale of new automobiles and provision of automobile repair and maintenance services are provided through dealerships which operate under the terms of non-exclusive franchise agreements with specific automobile manufacturers. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its variable interest entities (“VIEs”) which are all located in the PRC. The Company, its wholly-owned subsidiaries, VIEs and subsidiaries of VIEs are hereinafter referred to as the Group.

On December 15, 2010, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange under the symbol “LAS” with the issuance of 6,500,000 American Depositary Shares (“ADS”) priced at US$8.00 per ADS. Each ADS represents two ordinary shares at par value US$0.00001 per ordinary share. The IPO yielded aggregate gross proceeds of US$52,000.

The Company incorporated Lentuo Automobile Trading (Hong Kong) Co., Ltd. (“Lentuo Hong Kong”) and Beijing Anhui Wanxing Science & Technology Co., Ltd. (“Lentuo Beijing”) on September 25, 2009 and November 17, 2009, respectively. Lentuo Hong Kong and Lentuo Beijing have been wholly-owned subsidiaries of the Company since their inception. On January 28, 2010 and June 20, 2010, Lentuo Hong Kong and Lentuo Beijing entered into a series of contractual arrangements (“VIE Arrangements”) with Beijing Lentuo Electromechanical Group Co., Ltd. (“Lentuo Electromechanical”), an entity incorporated under the Company Law of the PRC, and controlled by Mr. Hetong Guo (“Mr. Guo”), who was then the controlling shareholder of the Company. Pursuant to the VIE Arrangements, Lentuo Hong Kong and Lentuo Beijing, as a group, obtained effective control over eight wholly-owned subsidiaries of Lentuo Electromechanical (“Automobile Operating Entities”) through the ability to exercise all the rights of the Automobile Operating Entities’ shareholder, the rights to absorb substantially all of the economic residual benefits and the obligation to fund all of the expected losses of the Automobile Operating Entities.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Lentuo Hong Kong has been determined to be the primary beneficiary of the Automobile Operating Entities because it is most closely associated with the Automobile Operating Entities, due to its obligation to absorb the expected losses of the Automobile Operating Entities through the provision of unlimited financial support and its power to direct the activities of the Automobile Operating Entities that most significantly impact the Automobile Operating Entities’ economic performance. In accordance with Rule 3A-02 of SEC Regulation S-X and Accounting Standards Codification (“ASC”) topic 810 (“ASC 810”), Consolidation, the Company, through Lentuo Hong Kong, consolidates the operating results of the Automobile Operating Entities. Since the VIE Arrangements were entered into between entities under common control, these transactions were accounted for at their historical cost and as if they took place at the beginning of the year in a manner similar to a pooling of interest. The reason the Group entered into these VIE Arrangements was due to the fact that PRC Laws and regulations (i) prohibit direct foreign control in certain industries such as advertising enterprises in which the Group has some operations and (ii) restrict an offshore company controlled or established by a PRC enterprise or natural person to acquire its PRC affiliates. As a result, in an effort to ensure that the Group is not violating such PRC laws or regulations, it structured its legal organization using the aforementioned VIE arrangements.

In January 2011, Lentuo Electromechanical established a new entity, Beijing Lentuo Tongda Automobile Sales Service Co., Ltd. (“Tongda”), to operate an automobile dealership under brand of FAW-Volkswagen with registered capital of RMB10,000 (US$1,589). On April 8, 2011, Lentuo Hong Kong and Lentuo Beijing entered into VIE Arrangements with Lentuo Electromechanical to obtain effective control over Tongda, and Tongda became one of the Company’s VIE subsidiaries. The terms of the VIE Arrangements entered into after the reorganization with Tongda are identical to the terms of the VIE Arrangements with the Automobile Operating Entities. As a result, Lentuo Hong Kong has been determined to be the primary beneficiary of Tongda. In accordance with Rule 3A-02 of SEC Regulation S-X and ASC 810, the Company, through Lentuo Hong Kong, consolidates the operating results of Tongda. Since the Tongda VIE Arrangements were entered into between entities under common control, this transaction was accounted for at historical cost in a manner similar to a pooling of interest. Tongda and the Automobile Operating Entities are hereinafter collectively referred to as the VIEs.

In October 2012, the Company, acting through Lentuo Electromechanical, entered into an agreement with ITOCHU Corporation and its affiliate in China (collectively, ‘‘ITOCHU’’), a Global Fortune 500 company based in Japan, to expand sales and services in the high-end car segment in China. Pursuant to the agreement, ITOCHU agreed to invest RMB300,000 in Beijing Lentuo Aotong Automobile Trading Co. Ltd. (“Aotong”), the Company’s Audi dealership and an existing VIE of the Group, in exchange for 40% economic and voting interest in Aotong held by Lentuo Electromechanical. The VIE Arrangement for Aotong was amended such that each agreement is only applicable to the remaining 60% equity interest in Aotong held by Lentuo Electromechanical. The amended VIE Arrangement took effect in July 2013 after the local government approved ITOCHU’s investment in Aotong. Lentuo Hong Kong continued to be the primary beneficiary of Aotong because it remains most closely associated with Aotong due to its obligation to absorb the expected losses of Aotong through the provision of unlimited financial support and its power to direct the activities of Aotong that most significantly impact the Aotong’s economic performance. In accordance with Rule 3A-02 of SEC Regulation S-X and ASC 810, the Company, through Lentuo Hong Kong, continues to consolidate the operating results of Aotong after ITOCHU’s investment.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The significant terms of each VIE Arrangement are listed below:

(i)                          Exclusive call option agreement

Lentuo Electromechanical irrevocably granted Lentuo Hong Kong or its designated persons the exclusive option to purchase part of or the entire equity interests of the VIEs at any time for the minimum price permitted under PRC law. Any amount received by Lentuo Electromechanical from VIEs is required to be remitted back to Lentuo Hong Kong.  In addition, Lentuo Hong Kong is obligated to provide unlimited financial funding to the VIEs when and if required. If the VIEs cannot repay the funds provided by Lentuo Hong Kong, Lentuo Hong Kong must agree to forego the right to seek repayment.  Furthermore, neither Lentuo Electromechanical nor the VIEs are permitted to (i) enter into transactions that could materially affect the VIEs’ assets, liabilities, share capital or operations or (ii) distribute any dividends and grant any loan to third parties without the prior written consent of Lentuo Hong Kong. The exclusive call option agreement is effective for 10 years and Lentuo Hong Kong has the sole discretion to extend the agreement for another 10 years.

(ii)                      Powers of attorney

Pursuant to the powers of attorney signed between Lentuo Electromechanical, in its capacity as the shareholder of the VIEs, and Lentuo Hong Kong, Lentuo Electromechanical irrevocably assigns its full voting rights in the VIEs to Lentuo Hong Kong. The powers of attorney will remain effective as long as Lentuo Electromechanical is the shareholder of the VIEs.

(iii)                  Exclusive technology consulting and service agreement

Pursuant to the exclusive technology consulting and service agreement entered into between Lentuo Beijing and the VIEs, Lentuo Beijing has the exclusive and irrevocable right to provide to the VIEs various technical and consulting services, such as market research, business strategy development, technical training and other consultative services related to the automobile retail business. In return, the VIEs are required to pay Lentuo Beijing a service fee in an amount as determined at the sole discretion of Lentuo Beijing. Lentuo Beijing is entitled to charge service fees on a quarterly basis up to 100% of the total quarterly profit of the VIEs excluding the portion attributable to the noncontrolling interests of Aotong. The quarterly profit of each VIE is defined as net income and comprehensive income attributable to controlling interests in each fiscal quarter as determined in accordance with US GAAP. Lentuo Beijing also has the unilateral right to change the service fee amount. Lentuo Beijing’s unilateral right to change the quarterly service fee is not subject to any quantitative limitations. Lentuo Beijing determines the actual amount it charges based on the business and operating needs of itself and each VIE. The agreement is effective for 10 years and will automatically extend for another 10 years unless both Lentuo Beijing and the VIEs agree to terminate.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(iv)                    Equity interest pledge agreement

Pursuant to the equity interest pledge agreement entered into by Lentuo Beijing and Lentuo Electromechanical, in its capacity as the shareholder of the VIEs, Lentuo Electromechanical has pledged its entire equity interest in the VIEs to Lentuo Beijing to (i) guarantee the performance of the VIEs’ obligations under the exclusive technical consultation and service agreement and (ii) assure that any actions of Lentuo Electromechanical are in the best interest of Lentuo Beijing. If the VIEs breach their respective contractual obligations under the exclusive technical consultation and service agreement, Lentuo Beijing, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interest. Lentuo Electromechanical agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on its equity interest in the VIEs without the prior consent of Lentuo Beijing. The agreement will expire upon the termination of the exclusive technical consultation and service agreement.

As at December 31, 2013, the following entities were included in the Company’s consolidated financial statements:

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

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

As at December 31, 2013, the Company consolidated the following VIEs:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Beijing Yuantongqiao Toyota Automobile Trading Co., Ltd. (“Yuantongqiao Toyota”)	August 25, 2004	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Beijing Tuozhan Industrial& Trading Development Co., Ltd. (“Tuozhan I&C”)	September 23, 1997	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Beijing Lentuo Chengxin Commercial & Trading Co., Ltd. (“Chengxin Commercial”)	February 7, 2002	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Aotong	July 20, 2001	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Beijing Tuojiacheng Commercial & Trading Co., Ltd. (“Tuojiacheng”)	December 2, 1998	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Beijing Lentuo Huitong Automobile Sales Service Co., Ltd. (“Huitong”)	September 27, 2009	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Tongda	January 7, 2011	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Lentuo Automobile Lease Co., Ltd. (“Lentuo Lease”)	July 22, 2003	PRC	—	Provision of automobile leasing services and sales of leased automobiles

Beijing Tuozhan Automobile Repair Co., Ltd. (“Tuozhan Repair”)	May 16, 2003	PRC	—	Provision of automobile repair and maintenance services

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

As at December 31, 2013, the Company consolidated the following subsidiaries of VIEs:

Name	Date of incorporation	Place of incorporation	Percentage of shareholdings	Principal activities

Tianjin Ruitai Automobile Sales Service Co., Ltd. (“Ruitai”)	December 25, 2007	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Tianjin Zhongbaotongda Commercial & Trading Co., Ltd. (“Zhongbaotongda”)	November 22, 2007	PRC	—	Investment holding company of Ruitai

Tianjin Boruiyingjie Commercial & Trading Co., Ltd. (“Boruiyingjie”)	October 29, 2007	PRC	—	Investment holding company of Ruitai

Beijing Hexinshuntong Automobile Sales Service Co., Ltd. (“Shuntong”)	September 16, 2009	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Huizhou Dazhong Automobile Sales Service Co., Ltd. (“Huizhou FAW-VW”)	November 2, 2000	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Wenling Yuchen Toyota Automobile Sales Service Co., Ltd. (“Yuchen”)	May 28, 2007	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

Beijing Aoxiang Automobile Trading Co., Ltd. (“Aoxiang”)	June 21, 2011	PRC	—	Sales of new motor vehicles

Beijing Yizhong Volkswagen Automobile Sales Co., Ltd. (“Yizhong”)	November 8, 2010	PRC	—	Sales of new motor vehicles and provision of automobile repair and maintenance services

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.                            ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following assets and liabilities of the consolidated VIEs and subsidiaries of VIEs were included in the accompanying consolidated financial statements of the Company as of December 31, 2012 and 2013:

	December 31,
	2012	2013
	RMB	RMB	US$
Cash and cash equivalents	316,426	190,091	31,400
Restricted cash	437,875	331,075	54,690
Accounts receivable	41,399	45,312	7,485
Amount due from inter-companies	22,847	26,802	4,427
Inventories	432,722	417,524	68,970
Leased automobiles held for sale, net	206,604	225,620	37,270
Advances to suppliers	316,067	468,985	77,471
Prepaid expenses and other current assets	35,116	72,667	12,004
Amounts due from related parties	—	53,000	8,755
Deferred tax assets, net	6,756	7,823	1,292
Total current assets	1,815,812	1,838,899	303,764

Property and equipment, net	560,683	768,536	126,954
Land use rights, net	18,256	17,691	2,922
Intangible assets, net	106,058	101,238	16,723
Goodwill	73,634	73,634	12,163
Long-term prepayments
Third parties	26,500	144,953	23,945
Related parties	—	302,769	50,014
Long-term investment	11,250	22,500	3,717
Deferred tax assets, net	7,322	3,561	588
Total non-current assets	803,703	1,434,882	237,026
Total assets	2,619,515	3,273,781	540,790

Accounts payable	6,458	7,151	1,181
Bills payable	887,100	735,749	121,537
Advances from customers	49,974	55,970	9,246
Inter-company payables	136,119	133,489	22,051
Accrued expenses and other current liabilities	444,374	513,814	84,876
Unrecognized tax benefits	4,963	4,963	820
Taxes payable	54,369	60,993	10,075
Short-term loans and current portion of long-term loans	365,274	726,689	120,040
Total current liabilities	1,948,631	2,238,818	369,826

Long-term loans, non-current portion	—	33,000	5,451
Deferred tax liabilities	31,770	30,393	5,021
Total non-current liabilities	31,770	63,393	10,472
Total liabilities	1,980,401	2,302,211	380,298

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

 1.                         ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Inter-company payables consist of temporary funding between the consolidated VIEs and other entities within the Group. In addition, the consolidated VIEs had inter-company payables of nil and RMB1,500 (US$248) to Lentuo Beijing for accrued service fees as of December 31, 2012 and 2013, respectively. Service fees paid by the consolidated VIEs to Lentuo Beijing were RMB4,207, RMB13,422 and RMB2,868 (US$474) for the years ended December 31, 2011, 2012 and 2013, respectively.

The following financial performance of the consolidated VIEs and subsidiaries of VIEs were included in the accompanying consolidated financial statements of the Company for the years ended December 31, 2011, 2012 and 2013:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net revenues	3,035,690	3,263,822	3,271,329	540,385
Net income (loss)	86,566	(16,009)	37,600	6,211

	For the Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net cash generated (used in) generated from operating activities	(92,625)	96,067	(220,622)	(36,444)
Net cash generated (used in) generated from investing activities	(550,482)	80,307	(690,689)	(114,094)
Net cash generated from (used in) financing activities	19,689	(17,714)	866,368	143,114

As of December 31, 2013, there was no pledge or collateralization of the assets of the consolidated VIEs and subsidiaries of VIEs and the Company has not provided any financial support that it was not previously contractually required to provide to the consolidated VIEs and subsidiaries of VIEs. The VIEs had certain trademarks used for the Group’s business operations. Such trademarks were internally developed, for which the Group did not incur significant costs. Except for the restricted cash held by the VIEs, there were no assets of the VIEs that can only be used to settle their own obligations.

Creditors of the consolidated VIEs and subsidiaries of VIEs have no recourse to the general credit of Lentuo Hong Kong, who is the primary beneficiary of the consolidated VIEs and subsidiaries of VIEs. The amounts of liabilities of the VIEs have been parenthetically presented on the consolidated balance sheets.

The Company had working capital deficiency of RMB228,979 (US$37,824) as of December 31, 2013 and had net cash used in operating activities of RMB228,017 (US$37,666) for the year then ended.  As such, continued operation of the Company is dependent upon the Company’s ability to raise additional capital, obtain financing or to improve future operations.  The Company believes that the Group had unutilized bank facilities of RMB669,000 (US$110,509) as of December 31, 2013 would provide sufficient liquidity to finance the Company’s anticipated working capital and capital expenditure requirements for the next twelve months.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations in the next twelve months.  As a result, management believes it is appropriate to prepare these consolidated financial statements on the basis that the Company will continue as a going concern and thus these consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classification of liabilities that might have been necessary should the Company not be able to continue in existence as a going concern.

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

In accordance with ASC 810, net income or loss and comprehensive income or loss are attributed to the Company and noncontrolling interests based on the relative ownership interests in the subsidiary.  If a substantive profit sharing agreement exists, net income or loss and other comprehensive income or loss of a partially-owned subsidiary are attributed between the Company and noncontrolling interests based on the terms of the substantive profit sharing agreement. Losses are attributed to the noncontrolling interests even when the noncontrolling interests’ basis in the partially-owned subsidiary has been reduced to zero.  Accordingly, any excess loss attributed to the noncontrolling interests is reported in consolidated financial statements as a deficit balance in the noncontrolling interests line in shareholders’ equity.

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

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 (d)                    Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of readers of the financial statements and the translations of RMB into US$ have been made at the exchange rate of RMB6.0537 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013. No representation is made that the RMB amounts could have been or could be converted into the US$ at this rate.

(e)                        Fair value of financial instruments

Financial instruments include cash equivalents, restricted cash, accounts receivable, certain other current assets, accounts payable, certain other current liabilities, amounts due from/to related parties, amounts due to employees, short-term loans and long-term loans. The carrying values of these financial instruments, except for long-term loans, approximate their fair value due to their short-term maturities. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The Company applies ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

The Group had no financial instruments measured at fair value on a recurring basis as of December 31, 2012 and 2013.

The following table sets forth assets measured at fair value on a nonrecurring basis as of December 31, 2012 and 2013:

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)                        Fair value of financial instruments (continued)

		Fair value at December 31, 2012 measured using
	Carrying value at December 31, 2012	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2012
	RMB	RMB	RMB	RMB	RMB

Intangible assets - Acquired dealership agreements	105,400	—	—	78,950	26,450

		Fair value at December 31, 2013 measured using
	Carrying value at December 31, 2013	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total loss in 2013
	RMB	RMB	RMB	RMB	RMB	US$

Intangible assets - Acquired dealership agreements	78,950	—	—	77,250	1,700	281

The fair value of dealership agreements as of December 31, 2013 was measured using the income approach with significant inputs that are not observable in the market (Level 3), including a discount rate of 15% and a long-term sustainable growth rate of 3%.

In accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill, dealership agreements with a carrying amount of RMB78,950 were written down to an implied fair value of RMB77,250 (US$12,760), resulting in an impairment charge of RMB1,700 (US$281), which was included in the Company’s consolidated statements of comprehensive income (loss) for the year ended December 31, 2013 (Note 11).

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

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use. Interest costs are capitalized if they are incurred during the acquisition, construction or production of a qualifying asset and such costs could have been avoided if expenditures for the assets have not been made. Capitalization of interest costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Interest costs are capitalized until the assets are ready for their intended use. Capitalization of interest costs is suspended during extended periods in which activities related to the acquisition or construction of the qualifying assets is interrupted. Interest expense of nil, RMB10,966, and RMB7,684 (US$1,269) was capitalized during the years ended December 31, 2011, 2012 and 2013, respectively.

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

(l)                           Business combinations (continued)

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

(m)                  Intangible assets

Intangible assets are carried at cost less any accumulated amortization and recorded impairment.  Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using the straight-line method over the estimated economic useful lives of the intangible assets. The intangible assets as of December 31, 2013 included customer relationships with an estimated useful life of 10 years and dealership agreements with an indefinite useful life. Customer relationships are amortized on a straight-line basis over their useful life while dealership agreements are not amortized.

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

(n)                       Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC topic 350 (“ASC 350”), Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. In accordance with ASC 350, the Company assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2012 and 2013, the Company had eleven and twelve reporting units, respectively.

The performance of the impairment test involves a two-step test. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as an impairment loss.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)                       Goodwill (continued)

The annual goodwill impairment test is performed on December 31 of each year. In accordance with Accounting Standards Update (“ASU”) No. 2011-08 (“ASU 2011-08”), Intangibles—Goodwill and Other (ASC 350), the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

In 2013, the Company elected to assess goodwill for impairment using the two-step test. As of December 31, 2013, the Company completed its annual impairment test on goodwill that has arisen from the business combinations during 2011. The Company determined the fair value of the reporting units using the income approach based on the discounted expected cash flows associated with the reporting unit. The discounted cash flows for the reporting units were based on six year projections. Cash flow projections were based on past experience, actual operating results, and management’s best estimates about future developments as well as certain market assumptions. Cash flows after the forecast period were estimated using a terminal value calculation, which considered terminal value growth at 3%, considering the long term revenue growth for entities in a similar industry in the PRC. The discount rate of approximately 14% was derived and used in the valuations which reflect the market assessment of the risks specific to the Company and its industry and is based on its weighted average cost of capital. The resulting fair values of the reporting units were not less than the carrying values; thus, the Company was not required to complete the second step. No impairment of goodwill was recognized for each of the three years in the period ended December 31, 2013.

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

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The Group’s management regularly evaluates the impairment of its cost method investment based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income (loss) equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

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

In accordance with the relevant tax laws in the PRC, value-added tax (“VAT”) is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the consolidated balance sheets. VAT amounted to RMB512,859, RMB550,090 and RMB551,244 (US$91,059) for the years ended December 31, 2011, 2012 and 2013, respectively. The Group recognized revenues net of VAT.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)                       Revenue recognition (continued)

The Group is subject to business tax on the other services revenues earned in the PRC. The applicable rate of business tax is 5% of the revenue. Revenues derived from sales of automobiles, leased automobiles and automobile repair and maintenance services are not subject to business tax. Business tax for the years ended December 31, 2011, 2012 and 2013 was RMB2,430, RMB2,279 and RMB3,725 (US$615), respectively. The Group recognized revenues net of business tax.

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

(s)                         Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures included in sales, marketing and distribution expenses amounted to RMB37,629, RMB27,764 and RMB22,846 (US$3,774) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The Group applies ASC 740 to account for uncertainties in income taxes.  In accordance with the provisions of ASC 740, the Group recognizes in its financial statements the impact of a tax position if a tax return position or future tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)                          Income taxes (continued)

The Group’s estimated liability for unrecognized tax benefits, which is included in accrued expenses and other current liabilities, is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statutes of limitation. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions.  Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Interest and penalties related to unrecognized tax benefits are computed in accordance with the relevant PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as interest expenses and other expenses, respectively.

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

The Company applies ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, by presenting items of net income and other comprehensive income, if any, in one continuous statement, the consolidated statement of comprehensive income (loss).

(v)                       Employee benefits

Full time employees of the Company’s subsidiaries, VIEs and subsidiaries of VIEs in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a specific percentage of the employees’ salaries up to a maximum of three times the average annual salary for the city in which the subsidiary operates for the prior year. The Company’s subsidiaries, VIEs and subsidiaries of VIEs have no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were RMB14,951, RMB19,169 and RMB22,309 (US$3,685) for the years ended December 31, 2011, 2012 and 2013, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)                 Segment reporting

In accordance with ASC topic 280 (“ASC 280”), Segment Reporting, the Group’s chief operating decision maker, who has been identified as the chief executive officer, regularly reviews the financial information and operating results of the twelve dealerships as well as the combined financial information of the seven brands when making decisions about resources allocation and assessing performance of the Group.  For the years ended December 31, 2011, 2012 and 2013, the Group had eleven, eleven and twelve operating segments, respectively.  Based on the Company’s organizational structure of its operations, the Company aggregated certain operating segments under the same brand for reporting purposes in accordance with ASC 280.  The seven reportable segments included Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen, Chang An-Mazda, and GAC-Honda.

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

(y)                      Leases

In accordance with ASC 840, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: (i) ownership is transferred to the lessee by the end of the lease term, (ii) there is a bargain purchase option, (iii) the lease term is at least 75% of the property’s estimated remaining economic life or (iv) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. On June 20, 2010, Lentuo Electromechanical entered into a capital lease arrangement for a building with Huitong whereby Huitong obtained the right to use the building for the remainder of its expected useful life of 40 years for nil consideration and was granted a bargain purchase option to acquire the building at a nominal value at the end of the lease term. Accordingly, Huitong accounted for the building as a capital lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their lease term. For the years ended December 31, 2011, 2012 and 2013, the Group recorded total rental expenses of RMB8,253, RMB11,859 and RMB13,029 (US$2,152), respectively, on its operating leases.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)                    Recently issued accounting standards

In July 2013, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2013-11 (“ASU 2013-11”), Income Taxes (Topic 740), to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists.  ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions.  The modifications to ASC 740 resulting from the issuance of ASU 2013-11 are effective for fiscal years beginning after December 15, 2013 and interim periods within those years.  Early adoption is permitted. The Company does not expect the adoption of ASU 2013-11 to have a material impact on its consolidated financial statements.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.                            BUSINESS COMBINATIONS

For the Group’s business expansion, the Company completed the following business combinations during the year ended December 31, 2011:

Acquisition of Shuntong

On July 27, 2011, Chengxin Commercial, a VIE of the Company, acquired 100% of the equity interest in Shuntong from two independent individuals for total cash consideration of RMB43,000. Shuntong has operated an FAW-Mazda automobile dealership located in Beijing, the PRC, since 2009.

Acquisition of Ruitai

On July 4, 2011, Chengxin Commercial and Yuantongqiao Toyota, two VIEs of the Company, acquired 100% of the equity interests in Zhongbaotongda and Boruiyingjie, respectively, for cash consideration of RMB16,000 in total.  Zhongbaotongda and Boruiyingjie each held 30% of the equity interest in Ruitai, which has operated a Honda automobile dealership located in Tianjin, the PRC, since 2008. The remaining 40% equity interest in Ruitai is held by Tianjin Tianwu Automobile Development Co., Ltd. (“Tianwu”). Through Zhongbaotongda and Boruiyingji, the Group indirectly holds 60% equity interest in Ruitai. Prior to the acquisition on July 1, 2011, the Ruitai shareholders passed a resolution to give its board of directors power over the key operating decisions of Ruitai. It was also resolved that Ruitai’s board of directors subsequent to the acquisition would consist of seven directors, including four directors assigned by Chengxin Commercial and Yuantongqiao Toyota, and all board resolutions will be passed by a simple majority.  The Group, through Chengxin Commercial and Yuantongqiao Toyota, obtained effective control of Ruitai and accounted for this acquisition as a business combination.

Acquisition of Huizhou FAW-VW

On September 1, 2011, Tuozhan I&C, a VIE of the Company, acquired 100% of the equity interest in Huizhou FAW-VW from two independent individuals for total cash consideration of RMB89,000. Huizhou FAW-VW has operated an FAW-Volkswagen automobile dealership located in Huizhou, Guangdong Province in the PRC, since 2001.

Acquisition of Yuchen

On October 21, 2011, Yuantongqiao Toyota, a VIE of the Company, acquired 50% of the equity interest in Yuchen from two independent individuals (the “transferors”) for total cash consideration of RMB28,500. Yuchen has operated a Toyota automobile dealership located in Wenling, Zhejiang Province in the PRC, since 2007.  In the share transfer agreement, the transferors guaranteed Yuantongqiao Toyota’s irrevocable control over Yuchen.  It was also agreed that Yuchen’s board of directors subsequent to the acquisition would consist of five directors, including three directors assigned by Yuantongqiao, and all board resolutions will be passed by a simple majority.  The Group, through Yuantongqiao, obtained effective control of Yuchen and accounted for this acquisition as a business combination.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.                            BUSINESS COMBINATIONS (CONTINUED)

Acquisition of Yuchen (continued)

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

The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisitions. Goodwill of RMB9,620, RMB14,104, RMB34,175 and RMB15,735 acquired from Shuntong, Ruitai, Huizhou and Yuchen, respectively, was included in the FAW-Mazda, GAC-Honda, FAW-Volkswagen, and Toyota segments, respectively (Note 27).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.                            BUSINESS COMBINATIONS (CONTINUED)

The Group recognized RMB400 of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2011.

The amount of revenue and net income (loss) of the acquired businesses included in the Company’s consolidated statements of comprehensive income (loss) from the acquisition date to December 31, 2011 are summarized as follows:

	Revenue	Net income (loss)
	RMB	RMB

Shuntong	82,914	(697)
Ruitai	119,179	(763)
Huizhou FAW-VW	50,855	1,162
Yuchen	37,655	(1,020)

	290,603	(1,318)

4.                            RESTRICTED CASH

As of December 31, 2012 and 2013, cash of RMB437,875 and RMB331,075 (US$54,690), respectively, was pledged to financial institutions as collateral for the Group’s bills payable (Note 15) and short-term loans (Note 18).

5.                            ACCOUNTS RECEIVABLE

The Group generally requires full payment from its customers upon delivery of its automobiles or services, except for certain credit sales, mortgage loan sales and repair and maintenance services covered by insurance and automobile manufacturers’ warranty. The credit terms are generally one month to six months after the delivery of products or services. The Group does not offer extended payment terms and all accounts receivable are non-interest-bearing. As of December 31, 2012 and 2013, all of the accounts receivable balances were within their credit terms.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.                            INVENTORIES

Inventories are summarized as follows:

	December 31,
	2012	2013
	RMB	RMB	US$

New motor vehicles	380,705	339,772	56,126
Spare parts and accessories	52,017	77,752	12,844

	432,722	417,524	68,970

No inventory obsolescence provision was recognized as of December 31, 2012 and 2013.

As of December 31, 2012 and 2013, cost of inventories and cost of leased automobiles held for sale were not reduced by rebates received from automobile manufacturers, as all of the rebates received from automobile manufacturers were either based on subject factors such as customer satisfaction results or based on the discretion of the automobile manufacturers, which were recognized only when realized. None of the rebates was based on conditions that are fixed or can be reasonably estimated. For the years ended December 31, 2011, 2012 and 2013, cost of goods sold was reduced by RMB96,072, RMB157,260 and RMB195,427(US$32,282), respectively, for rebates received from automobile manufacturers related to new motor vehicles purchased and sold during the reporting period.

7.                            LEASED AUTOMOBILES HELD FOR SALE

Leased automobiles held for sale are summarized as follows:

	December 31,
	2012	2013
	RMB	RMB	US$

Balance at beginning of year	150,000	224,167	37,030
Additions	116,402	113,408	18,734
Sales	(42,235)	(73,214)	(12,094)
Balance at end of year	224,167	264,361	43,670

Less: accumulated depreciation	(17,563)	(38,741)	(6,400)

Leased automobiles held for sale, net	206,604	225,620	37,270

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

7.                            LEASED AUTOMOBILES HELD FOR SALE (CONTINUED)

Depreciation expense related to automobiles held for sale was RMB2,586, RMB17,900 and RMB26,033 (US$4,300) for the years ended December 31, 2011, 2012 and 2013, respectively, and was recorded in cost of goods sold in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2011, 2012 and 2013, cost of goods sold was reduced by RMB549, RMB1,847 and RMB3,589 (US$593), respectively, for rebates received from automobile manufacturers related to leased automobiles purchased and sold during the reporting period.

8.                            PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Prepaid expenses	4,468	4,369	722
Deposits	11,065	43,687	7,217
Staff advances	2,952	3,023	499
Subsidies receivable	8,881	15,769	2,605
Prepaid advertising fees	3,000	—	—
Others	4,782	5,819	961

	35,148	72,667	12,004

Deposits consist primarily of rental deposits, investment deposits and other miscellaneous deposits. As of December 31, 2013, two deposits of RMB35,000 (US$5,782) and RMB1,000 (US$165) was placed with FAW-Volkswagen and FAW-Mazda in connection with the bidding process for the construction of new exhibit halls, respectively. RMB4,200 of the RMB6,200 deposit outstanding as of December 31, 2012 was returned to the Group in 2013 as the construction of new store has completed and the remaining deposit of RMB2,000 (US$331) was outstanding as of December 31, 2013 due to unfinished construction. Another deposit of RMB5,687 (US$939) as of December 31, 2013 was made for leasing buildings for the Group’s dealership stores.

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

9.                            PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Buildings	345,359	460,253	76,028
Machinery	21,620	26,525	4,382
Office equipment	15,388	18,556	3,065
Motor vehicles	70,656	62,049	10,250
	453,023	567,383	93,725
Less: accumulated depreciation	(115,724)	(127,156)	(21,004)

Property and equipment, net	337,299	440,227	72,721

Construction in progress	223,401	328,322	54,234

Total	560,700	768,549	126,955

Depreciation expense related to property and equipment was RMB16,560, RMB23,328 and RMB24,704 (US$4,081) for the years ended December 31, 2011, 2012 and 2013, respectively.

Construction in progress as of December 31, 2013 represented expenditures for buildings under construction which are not yet ready for their intended use as of year-end, including the construction of an Audi store and the reconstruction and extension of existing stores. Interest amounting to RMB13,408 (US$2,215) was capitalized in construction in progress as of December 31, 2013.

Depreciation expenses have been reported in the following accounts:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cost of goods sold	5,669	7,750	7,353	1,215
Selling, marketing and distribution expenses	5,917	8,246	7,823	1,292
General and administrative expenses	4,974	7,332	9,528	1,574

	16,560	23,328	24,704	4,081

As of December 31, 2012 and 2013, short-term loans amounting to RMB76,450 and RMB162,203 (US$26,794) were secured by the pledge of buildings of the Group with an aggregate net carrying value of RMB44,368 and RMB43,011 (US$7,105), respectively.

As of December 31, 2012 and 2013, the Group has not obtained the ownership certificates related to certain buildings with a carrying value of RMB222,760 and RMB235,335 (US$38,875), respectively (Note 24).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.                     LAND USE RIGHTS

Land use rights consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Land use rights	20,959	20,959	3,462
Less: accumulated amortization	(2,703)	(3,268)	(540)

Land use rights, net	18,256	17,691	2,922

As of December 31, 2012 and 2013, short-term loans amounting to RMB76,450 and RMB162,203 (US$26,794) were secured by the pledge of land use rights of the Group with an aggregate net carrying value of RMB5,520 and RMB5,377 (US$888), respectively.

Amortization expense related to land use rights was RMB255, RMB565 and RMB565 (US$93) for the years ended December 31, 2011, 2012 and 2013, respectively, and was recorded in general and administrative expenses in the consolidated statements of comprehensive income (loss). For each of the five succeeding years starting from January 1, 2014, the annual amortization expense of the land use rights is estimated to be RMB565 (US$93).

11.                   INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Customer relationships	31,200	31,200	5,154
Less: accumulated amortization	(4,092)	(7,212)	(1,191)

Customer relationships, net	27,108	23,988	3,963

Dealership agreements	105,400	78,950	13,041
Less: impairment	(26,450)	(1,700)	(281)

Dealership agreements, net	78,950	77,250	12,760

Intangible assets, net	106,058	101,238	16,723

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

11.                   INTANGIBLE ASSETS (CONTINUED)

The Company tests dealership agreements for impairment annually or more frequently if events or circumstances indicate possible impairment.  As of December 31, 2013, the Company completed its annual impairment test on the indefinite-lived dealership agreements and recorded an impairment loss of RMB1,700 (US$281). The impairment loss reflected an excess of carrying amounts over fair values for certain dealership agreements as of December 31, 2013. The total impairment loss of RMB1,700 was related to the dealership agreements acquired through business combinations with Ruitai, which is part of the GAC-Honda segment (Note 27). The impairment loss of dealership agreements recorded for the year ended December 31, 2012 was RMB26,450.

Amortization expenses were RMB1,533, RMB2,559 and RMB3,120 (US$515) for the years ended December 31, 2011, 2012 and 2013, respectively. For each of the five succeeding years starting from January 1, 2014, the annual amortization expense for intangible assets is estimated to be RMB3,120 (US$515).

12.                       GOODWILL

Goodwill allocated to the Group’s reportable segments as of December 31, 2012 and 2013 and changes in the carrying amount of goodwill during the years ended December 31, 2012 and 2013 are as follows:

		FAW-	FAW-		Shanghai-	Chang-an	GAC-
	Audi	Volkswagen	Mazda	Toyota	Volkswagen	Mazda	Honda	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net balance at December 31, 2011	—	34,175	9,620	15,735	—	—	14,104	73,634
Goodwill acquired	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—

Net balance at December 31, 2012	—	34,175	9,620	15,735	—	—	14,104	73,634

Goodwill acquired	—	—	—	—	—	—	—	—
Impairment loss	—	—	—	—	—	—	—	—

Net balance at December 31, 2013	—	34,175	9,620	15,735	—	—	14,104	73,634
Net balance at December 31, 2013 (US$)	—	5,645	1,589	2,599	—	—	2,330	12,163

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.                     LONG-TERM PREPAYMENTS

(a) Long-term prepayments to third parties consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Prepayments for the expansion of automobile dealerships	20,000	—	—
Prepayment for purchase of a property	—	138,453	22,871
Deposit for financing from Toyota Financing Corporation	6,500	6,500	1,074

	26,500	144,953	23,945

Long-term prepayments to third parties as of December 31, 2013 primarily consisted of (i) a deposit of RMB6,500 (US$1,074) placed with Toyota Financing Corporation as a guarantee for financing granted to the Group by Toyota Financing Corporation; and (ii) a prepayment of RMB138,453 (US$22,871) for the acquisition of a building located in Beijing, the PRC, from Beijing Jinde Jiye Automobile Sales Service Co., Ltd, a third party of the Group. The prepayment of RMB20,000 as of December 31, 2012 was reclassified during the year ended December 31, 2013 to property and equipment on the consolidated balance sheets as the construction for the store has begun (Note 9).

(b) Related parties’ balance consists of the following:

Long-term prepayments to related parties as of December 31, 2013 consisted of prepayments of RMB125,387 (US$20,712) and RMB177,382 (US$29,302) for the acquisitions of two buildings located in Beijing, the PRC, from Lentuo Electromechanical and Beijing Lentuo Tongda Enterprise Management Co., Ltd, related parties of the Group, respectively (Note 20).

14.                     LONG-TERM INVESTMENT

On June 15, 2012, Aotong, a VIE of the Company, invested RMB11,250 for 2.25% equity interest in Saneguard Automobile Insurance Co., Ltd. (“Saneguard”), a privately-held insurance provider in the PRC. On October 31, 2013, Aotong invested another RMB11,250 (US$1,858) for an additional 2.25% equity interest in Saneguard. As Aotong does not have significant influence over Saneguard, the Group accounted for the investment in Saneguard under the cost method in accordance with ASC 325-20. There were no indicators of other-than-temporary decline in fair value noted for this long-term investment as of December 31, 2012 and 2013.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.                     BILLS PAYABLE

Bills payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the bill, which generally ranges from three to six months from the date of issuance. The holder of the bills can obtain payment from the financial institutions prior to the stated maturity date. In such case, the Group is required by automobile suppliers to pay the financial institution an interest charge. Interest charges from bills payable were RMB15,923, RMB21,908 and RMB22,139 (US$3,657) during the years ended December 31, 2011, 2012 and 2013, respectively. There is no recourse to the Group in the event the financial institutions default upon demand for payment by the holders of the bills. The Group has utilized bills payable to settle amounts owed to its automobile suppliers. Bills payable are secured by the Group’s restricted cash (Note 4).

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

17.                     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

VAT payable	72,715	73,862	12,201
Other taxes payable	23,833	47,578	7,859
Interest on late tax payments	69,330	66,285	10,950
Staff costs payable	31,233	37,596	6,211
Deposits from leased automobiles held for sale	233,060	275,678	45,539
Accrued rental expenses	4,355	6,674	1,102
Loans from third parties	—	7,525	1,243
Other accrued expenses	10,027	10,843	1,791

	444,553	526,041	86,896

Deposits from leased automobiles held for sale of RMB233,060 and RMB275,678 (US$45,539) as of December 31, 2012 and 2013, respectively, represented cash received from customers who participated in the vehicle lease program with the Group. The deposit received equals to the total vehicle purchase price. If the customer opts to purchase the car, the initial deposit would be recognized as revenue. If the customer returns the vehicle at the end of the lease term, the deposit would be refunded to the customer for the residual value of the vehicle as of the date of return. Deposits amounting to RMB35,635 and RMB56,886 (US$9,397) were recognized as revenues during the years ended December 31, 2012 and 2013, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.                   BANK BORROWINGS

Short-term and long-term loans consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$
Short-term	365,274	720,689	119,049
Long-term, current portion	—	6,000	991
	365,274	726,689	120,040
Long-term, non-current portion	—	33,000	5,451
	365,274	759,689	125,491

The Group’s short-term loans were RMB-denominated loans obtained from banks and other financial institutions with interest rates ranging from 4.83% to 10.25% per annum and 5.60% to 10.20% per annum for the years ended December 31, 2012 and 2013, respectively. The weighted average interest rate on short-term loans outstanding as of December 31, 2012 and 2013 was 7.91% and 7.53% per annum, respectively. The short-term loans are repayable between January 2014 and November 2014. The unused lines of credit for short-term financing amounted to RMB356,421 and RMB668,680 (US$110,458) as of December 31, 2012 and December 31, 2013, respectively.

The Group’s long-term loan was a RMB-denominated loan obtained from Shanghai Pudong Development Bank for funding of store construction of Yizhong. The long-term loan has an interest rate of 6.56% per annum and is repayable as follows:

	December 31, 2013
	RMB	US$

2014	6,000	991
2015	7,000	1,156
2016	10,000	1,652
2017	10,000	1,652
2018	6,000	991

The amounts of guaranteed, guaranteed and secured, and unsecured short-term and long-term loans as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$

Guaranteed	271,782	442,255	73,055
Guaranteed and secured	76,450	316,504	52,282
Unsecured	17,042	930	154

Total	365,274	759,689	125,491

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.                   BANK BORROWINGS (CONTINUED)

Guaranteed loans as of December 31, 2012 and 2013 were guaranteed by the following parties:

	December 31,
	2012	2013
	RMB	RMB	US$

Mr. Guo, Donglv Liang and Lentuo Electromechanical (collectively, the “Loan Guarantors”)*	50,000	159,000	26,265
Lentuo Electromechanical*	98,682	72,381	11,956
Mr. Guo*	40,000	3,000	496
Tianjin Haowu Mechanical & Electrical Car Trade Co., Ltd. (“Haowu”)**	30,000	—	—
Tianjin Haoxin Credit Guarantee Co., Ltd. (“Haoxin”)**	23,000	30,000	4,956
Taizhou Hengtai Automobile Service Co., Ltd.	20,000	—	—
ITOCHU***	—	150,000	24,778
Others	10,100	27,874	4,604

Total	271,782	442,555	73,055

*            Mr Guo is a shareholder of the Group, Donglv Liang is a relative of Mr. Guo and Lentuo Electromechanical is a company controlled by Mr. Guo.

**     Haowu is the holding company of the noncontrolling interests in Ruitai. Haoxin’s controlling shareholder is also the controlling shareholder of Haowu.

***ITOCHU is the noncontrolling interests in Aotong.

Loans amounting to RMB76,450 and RMB316,504 (US$52,282) as of December 31, 2012 and 2013, respectively, were guaranteed by the Loan Guarantors and secured by the property and equipment of the Group (Note 9), the land use rights of the Group (Note 10) and Lentuo Electromechanical’s property and equipment and land use rights (Note 20).

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.                   BANK BORROWINGS (CONTINUED)

Interest expenses on short-term loans were RMB23,704, RMB30,760 and RMB28,579 (US$4,721) while interest expenses on long-term loans were nil, nil and RMB1,369 (US$226), which were net of capitalized interest amounting to nil, RMB10,966 and RMB7,684 (US$1,269), for the years ended December 31, 2011, 2012 and 2013, respectively.

19.                     INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Lentuo Hong Kong is subject to Hong Kong corporate income tax at a rate of 16.5% on the assessable profits arising in Hong Kong. For the years ended December 31, 2011, 2012 and 2013, Lentuo Hong Kong had no provision for income taxes, as it had no assessable profits during these years.

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

Moreover, the CIT Law treats enterprises established outside the PRC with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income commencing on January 1, 2008. As of December 31, 2013, the Company has not accrued for PRC tax on this basis as the Group’s non-PRC entities had zero assessable profits for the years after January 1, 2008. The Company will continue to monitor its tax status with regard to the PRC tax resident enterprise regulation.

Income (loss) before income taxes consists of:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

PRC	107,299	(3,150)	68,669	11,344
Non-PRC	(6,906)	(2,870)	(4,526)	(748)

	100,393	(6,020)	64,143	10,596

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.                     INCOME TAXES (CONTINUED)

PRC (continued)

Income tax expenses consist of the following:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Current income tax expenses	38,970	25,828	32,872	5,430
Deferred income tax (benefits) expenses	(5,679)	(13,629)	3,619	598

	33,291	12,199	36,491	6,028

A reconciliation of the income tax computed at the statutory income tax rate of 25% applicable to PRC operations to income tax expense for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Income (loss) before income tax expense	100,393	(6,020)	64,143	10,596
Income tax computed at PRC statutory tax rate	25,098	(1,505)	16,036	2,649
Non-deductible expenses	5,697	4,906	3,078	509
International tax rate difference	974	667	1,025	169
Changes in the valuation allowance	1,522	8,131	16,352	2,701

	33,291	12,199	36,491	6,028

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

19.                     INCOME TAXES (CONTINUED)

	December 31,
	2012	2013
	RMB	RMB	US$
Deferred tax assets:
Current
Accrued expenses	3,556	3,996	660
Unpaid staff costs	3,644	5,685	939
Less: valuation allowance	(444)	(1,858)	(307)
Total current deferred tax assets	6,756	7,823	1,292
Non-current
Property and equipment	788	860	142
Net operating loss carry forwards	22,542	31,345	5,178
Less: valuation allowance	(13,706)	(28,644)	(4,732)
Total non-current deferred tax assets	9,624	3,561	588
Total deferred tax assets	16,380	11,384	1,880

Deferred tax liabilities:
Non-current
Intangible assets	26,515	25,308	4,181
Land use rights	2,552	2,468	408
Property and equipment	2,703	2,617	432
Total deferred tax liabilities	31,770	30,393	5,021

Net deferred tax assets (liabilities)	(15,390)	(19,009)	(3,141)

As of December 31, 2012 and 2013, the Group’s total deferred tax assets before valuation allowances were RMB30,530 and RMB41,886 (US$6,919), respectively. As of December 31, 2012 and 2013, the Group recorded valuation allowances of RMB14,150 and RMB30,502 (US$5,039), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized.

As of December 31, 2013, the Group has net tax operating tax losses carried forward from its PRC subsidiaries, VIEs and subsidiaries of VIEs of approximately RMB127,118 (US$20,998), which will expire between 2014 and 2018.

As of December 31, 2013, deferred tax liabilities have not been provided on RMB363,287 (US$60,011) of undistributed earnings of the Company’s foreign subsidiaries, VIEs and subsidiaries of VIEs which are located in the PRC, respectively, as the Company intends to indefinitely reinvest such earnings into its subsidiaries, VIEs and subsidiaries of VIEs located in the PRC. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.                      INCOME TAXES (CONTINUED)

Unrecognized tax benefits

As of December 31, 2012 and 2013, the Group recorded unrecognized tax benefits of RMB4,963 and RMB4,963 (US$820), respectively. The unrecognized tax benefits are related to uncertain tax positions claimed in the VIEs’ years 2007, 2008 and 2009 PRC tax returns, specifically with regard to understated revenues associated with invoicing for new automobile sales and overstated costs of goods sold associated with the receipt of automobiles manufacturers’ purchase rebates. No additional unrecognized tax benefit was recorded during the years ended December 31, 2011, 2012 and 2013.  It is possible that the amount of uncertain tax positions will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities; however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized, will impact the effective tax rate.

For the years ended December 31, 2011, 2012 and 2013, the Group recorded interest expense related to its uncertain tax position of RMB906 (US$150) in each of the respective years. For the years ended December 31, 2011, 2012 and 2013, no penalty was recorded. As of December 31, 2013, the tax years from 2007 through 2013 for the Group’s PRC subsidiaries and VIEs remain open for statutory examination by the PRC tax authorities.

20.                     RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years are as follows:

Name of related parties	Relationship with the Group

Mr. Guo	A shareholder of the Company
Lentuo Electromechanical	A company controlled by Mr. Guo
Beijing Lentuo Tongda Enterprise Management Co., Ltd.	A company controlled by Mr. Guo
Mr. Yingjie Wang	Noncontrolling interests in Yuchen
Mr. Fuli Guo	Noncontrolling interests in Yuchen
ITOCHU	Noncontrolling interests in Aotong
Haowu	The holding company of noncontrolling interests in Ruitai
Tianjin Material Group	The parent company of Haowu

The Group had the following related party transactions for the years ended December 31, 2011, 2012 and 2013:

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.                      RELATED PARTY TRANSACTIONS (CONTINUED)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Temporary funding to related parties:
Mr. Guo	—	24,024	—	—
Tianjin Material Group	—	55,343	—	—
Lentuo Electromechanical	186,805	—	—	—
Mr. Fuli Guo	720	6,460	—	—
Haowu	35,437	35,009	—	—

	222,962	120,836	—	—

Repayments of temporary funding to related parties:
Mr. Guo	—	24,024	—	—
Mr. Yingjie Wang	—	2,000	—	—
Lentuo Electromechanical	186,805	—	—	—
Mr. Fuli Guo	—	41,760	2,487	411
Tianjin Material Group	—	—	55,343	9,142
Haowu	—	70,079	—	—

	186,805	137,863	57,830	9,553

Temporary funding from related parties:
Mr. Guo	—	27,417	—	—
Lentuo Electromechanical	129,935	20,000	—	—

	129,935	47,417	—	—

Repayments of temporary funding from related parties:
Mr. Guo	13,553	27,417	—	—
Lentuo Electromechanical	119,935	30,000	—	—

	133,488	57,417	—	—

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.                      RELATED PARTY TRANSACTIONS (CONTINUED)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Long-term prepayments for asset acquisition :
Lentuo Electromechanical	—	—	125,387	20,712
Beijing Lentuo Tongda Enterprise Management Co., Ltd.	—	—	177,382	29,302

	—	—	302,769	50,014

Sales of automobile to a related party:
Haowu	—	—	45,853	7,574

	—	—	45,853	7,574

Interest received from a related party:
Tianjin Material Group	—	352	—	—

	—	352	—	—

The Group had the following related party balances as of December 31, 2012 and 2013:

	December 31,
	2012	2013
	RMB	RMB	US$
Amounts due from related parties:
Mr. Fuli Guo	2,487	—	—
Tianjin Material Group	55,343	—	—
Haowu	—	53,000	8,755

	57,830	53,000	8,755

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.                     RELATED PARTY TRANSACTIONS (CONTINUED)

The unsecured interest-free temporary funding to Mr. Guo during the year ended December 31, 2012 amounting to RMB24,024 was initially provided as a deposit for a business expansion opportunity of the Group to be made by Mr. Guo on behalf of the Group, and was fully repaid during the year ended December 31, 2012 when the potential opportunity did not materialize. Mr. Guo also provided temporary funding amounting to RMB27,417 to the Group to support its operations, which had been fully repaid during the year ended December 31, 2012.

The amount due from Tianjin Material Group of RMB55,343 as of December 31, 2012 represented an unsecured loan from the Group to support Tianjin Material Group’s operations. The loan carried an interest rate of 1.38% per annum and was fully repaid during the year ended December 31, 2013.

Amounts due to Lentuo Electromechanical as of December 31, 2011 represented unsecured interest-free loans to the Group, which were fully repaid during the year ended December 31, 2012. During the year ended December 31, 2011, Lentuo Electromechanical assisted the Group in the pursuit of an acquisition opportunity and the Group provided an unsecured interest-free temporary funding in the amount of RMB2,000 to Lentuo Electromechanical in anticipation of the potential advance payment to the seller by Lentuo Electromechanical on the Group’s behalf. The Group fully repaid the funding to Lentuo Electromechanical of RMB119,935 and 30,000 during the years ended December 31, 2012 and 2013, respectively.

The long-term prepayments to Lentuo Electromechanical and Beijing Lentuo Tongda Enterprise Management Co., Ltd. as of December 31, 2013 represented the prepayments made for acquisition of two buildings located in Beijing, the PRC (Note 13).

The notes receivable from Haowu amounting to RMB53,000 (US$8,755) as of December 31, 2013 was related to new car sales to Haowu. The sales of automobiles to Haowu amounted to nil, nil and RMB45,853 (US$7,574) for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, certain short-term loans and long-term loan of the Group were guaranteed by Lentuo Electromechanical and ITOCHU as described in Note 18.

As of December 31, 2013, the short-term loans of Lentuo Electromechanical amounting to RMB140,000 (US$23,126) was guaranteed by the Group.

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

As of December 31, 2012 and 2013, 500,000,000 and 500,000,000 ordinary shares were authorized and 58,937,912 and 65,137,912 ordinary shares were issued and outstanding, respectively.

In September 2013, the Company issued 6,200,000 fully-vested ordinary shares with an estimated fair value of RMB79,850 (US$13,190) to a third-party service provider for demolition services in connection with the Company’s future construction and development of an auto mall  which will feature full-service 4S dealerships, car showrooms, auto service centers and parts shops in Hailin, Heilongjiang Province of the PRC. As of December 31, 2013, the Company was still in the process of acquiring the land use right from the local government for the construction of the aforementioned auto mall.  Pursuant to the agreement entered into amongst the Company, the third-party service provider and the local government, an amount of RMB75,000 (US$12,389) is contractually deductible from the consideration to be paid for the land use right if the Company successfully obtains the land use right or refundable by the local government if the Company does not successfully obtain the land use right.  In accordance with ASC subtopic 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees, the Company recorded the fair value of the 6,200,000 ordinary shares on the date of issuance as contra-equity in receivables from issuance of ordinary shares.

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

22.                     EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2011, 2012 and 2013 were calculated as follows:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Numerator for basic and diluted earnings (loss) per share:
Net income (loss) and comprehensive income (loss) attributable to Lentuo International Inc. shareholders	67,917	(5,458)	23,827	3,936

Denominator for basic and diluted earnings (loss) per share:
Number of ordinary shares outstanding, opening	58,937,912	58,937,912	58,937,912	58,937,912
Weighted average number of ordinary shares issued on September 23, 2013 (6,200,000 shares)	—	—	1,613,698	1,613,698
Weighted average number of ordinary shares outstanding	58,937,912	58,937,912	60,551,610	60,551,610

Basic and diluted earnings (loss) per share	1.15	(0.09)	0.39	0.06

The Group does not have any securities outstanding which could potentially dilute basic earnings (loss) per share for the years ended December 31, 2011, 2012 and 2013.

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

23.                     STATUTORY RESERVES (CONTINUED)

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

As a result of the PRC laws, rules and regulations that require annual appropriations of 10% of after tax income to be set aside prior to payment of dividends as a general reserve fund, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer a portion of their net assets in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiary and the net assets of the VIEs and their subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,106,498 and RMB1,350,642 (US$223,110) as of December 31, 2012 and 2013, respectively. No dividend appropriations were made for the years ended December 31, 2012 and 2013.

24.                     CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, advances to suppliers and amounts due from related parties. As of December 31, 2012 and 2013, all of the Group’s cash and cash equivalents were managed by financial institutions which management believes are of high credit quality.

Advances to suppliers are typically unsecured and arise from deposits paid in advance for purchases of inventories from suppliers based in the PRC. As a percentage of total advances, the top six suppliers accounted for 99.5% and 91.2% as of December 31, 2012 and 2013, respectively.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.                     CONCENTRATION OF RISKS (CONTINUED)

Concentration of credit risk (continued)

	December 31,
	2012	2013
	RMB	RMB	US$

Shanghai Volkswagen Automobile Selling Co., Ltd.	82,532	61,956	10,234
FAW-Mazda Automobile Sales Co., Ltd.	25,327	42,129	6,959
FAW-VW Automobile Sales Co., Ltd.	170,601	260,706	43,066
Chang An Ford Mazda Automobile Co., Ltd.	7,137	1,309	216
FAW-Toyota Automobile Sales Co., Ltd.	24,154	39,530	6,530
GAC Honda Automobile Co., Ltd.	4,836	22,295	3,683

	314,587	427,925	70,688

Total advances	316,067	468,985	77,470

Percentage of advances to top six suppliers to total advances	99.5%	91.2%	91.2%

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

Concentration of suppliers

A significant portion of the Group’s inventories is sourced from six largest suppliers who collectively accounted for RMB2,721,918, RMB3,168,963 and RMB2,927,155 (US$483,532) for the years ended December 31, 2011, 2012 and 2013, respectively, of the total inventory purchases. Any disruption in the supply of inventories to the Group from these suppliers may adversely affect the Group’s business, financial condition and results of operations.

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

24.                     CONCENTRATION OF RISKS (CONTINUED)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against US$ was approximately 4.9%, 1.0% and 3.0% in the years ended December 31, 2011, 2012 and 2013, respectively. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to US$, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the PRC Government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the US$.

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

25.                     INTEREST EXPENSES

Interest expenses consist of the following:

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Interest on short-term loans	23,704	30,760	28,579	4,721
Interest on long-term loans	—	—	1,369	226
Interest on bills payable	15,923	21,908	22,139	3,657
Interest related to unrecognized tax benefits, income tax payable and other taxes payable	16,971	16,592	15,088	2,492
Bank charges	4,962	4,413	5,972	987

	61,560	73,673	73,147	12,083

26.                     COMMITMENTS AND CONTINGENCIES

(a)                       Operating lease commitments

As of December 31, 2013, the Group had minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

	December 31, 2013
	RMB	US$

2014	9,615	1,588
2015	6,851	1,132
2016	5,760	951
2017	5,565	919
2018	5,565	919
Thereafter	31,641	5,228

	64,997	10,737

The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

(b)                       Variable interest entity structure

The Group has nine VIEs and eight subsidiaries of VIEs as of December 31, 2013. In the opinion of management, (i) the ownership structure of the Company and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholder are valid, binding, and enforceable and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

(c)                        Income taxes

As of December 31, 2013, the Group recorded RMB4,963 (US$820) of unrecognized tax benefits (Note 19). The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitations. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty associated with these tax uncertainties.

(d)                       Capital commitment

As of December 31, 2013, the Group has contracted but unpaid cost of RMB25,000 (US$4,130) for the construction of a new Audi store which is in progress.

27.                     SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with ASC 280, the Group’s chief operating decision maker, who has been identified as the chief executive officer, regularly reviews the financial information and operating results of the twelve dealerships as well as the combined financial information of the seven brands when making decisions about resources allocation and assessing performance of the Group.  For the years ended December 31, 2011, 2012 and 2013, the Group had eleven, eleven and twelve operating segments, respectively.  Based on the Company’s organizational structure of its operations, the Company aggregated certain operating segments under the same brand for reporting purposes in accordance with ASC 280.  The seven reportable segments included Audi, FAW-Volkswagen, FAW-Mazda, Toyota, Shanghai-Volkswagen, Chang An-Mazda, and GAC-Honda. The chief operating decision maker uses net income or loss to evaluate the performance of each reportable segment.

As substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.                 SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2011 is as follows:

		FAW-			Shanghai-	Chang An-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	GAC-Honda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues
Sales of automobiles	957,338	521,918	362,566	240,151	426,519	51,749	104,174	335	—	2,664,750
Automobile repair and maintenance services	141,623	43,549	48,512	32,969	25,432	24,271	13,872	3,527	—	333,755
Sales of leased automobiles	8,977	3,491	3,189	474	2,179	—	—	—	—	18,310
Other services	7,727	3,603	2,065	1,662	1,374	628	942	5,609	(4,207)	19,403

	1,115,665	572,561	416,332	275,256	455,504	76,648	118,988	9,471	(4,207)	3,036,218

Cost of goods sold
Sales of automobiles	(892,696)	(493,049)	(359,337)	(236,427)	(405,274)	(51,213)	(102,248)	(4,631)	4,207	(2,540,668)
Automobile repair and maintenance services	(58,044)	(26,318)	(23,671)	(17,026)	(13,304)	(12,963)	(10,155)	(1,761)	—	(163,242)
Sales of leased automobiles	(8,348)	(3,293)	(3,156)	(466)	(2,067)	—	—	—	—	(17,330)
Other services	(2)	(340)	(61)	(72)	(40)	(24)	—	(2,263)	—	(2,802)

	(959,090)	(523,000)	(386,225)	(253,991)	(420,685)	(64,200)	(112,403)	(8,655)	4,207	(2,724,042)

Selling, marketing and distribution expenses	(29,415)	(13,223)	(12,897)	(11,361)	(13,513)	(6,567)	(1,883)	(2,579)	—	(91,438)
General and administrative expenses	(8,883)	(5,144)	(5,224)	(4,570)	(7,117)	(2,431)	(3,585)	(17,320)	—	(54,274)
Other income (loss), net	771	123	52	213	18	(4)	37	197	—	1,407
Interest income	759	790	178	946	386	78	16	29	—	3,182
Interest expense	(24,863)	(14,529)	(7,983)	(7,991)	(2,593)	(1,275)	(2,231)	(95)	—	(61,560)
Exchange loss	—	—	—	—	—	—	—	(9,100)	—	(9,100)
Income tax (expense) benefit	(25,160)	(5,874)	(2,572)	(134)	(3,436)	(648)	298	4,235	—	(33,291)

Net income (loss) and comprehensive income (loss)	69,784	11,704	1,661	(1,632)	8,564	1,601	(763)	(23,817)	—	67,102

Total assets	685,052	466,921	347,255	273,563	185,776	38,215	149,122	958,532	(533,561)	2,570,875

Total liabilities	(507,737)	(269,846)	(275,617)	(209,060)	(147,431)	(24,657)	(134,841)	(134,423)	(34,173)	(1,737,785)

Capital expenditures	74,269	110,258	3,321	3,046	10,150	1,429	100	3,197	—	205,770

Depreciation and amortization expenses	6,970	3,161	3,010	1,446	1,943	595	1,208	29	—	18,362

Goodwill	—	34,175	9,620	15,735	—	—	14,104	—	—	73,634

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.                 SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2012 is as follows:

		FAW-			Shanghai-	Chang An-
	Audi	Volkswagen	FAW-Mazda	Toyota	Volkswagen	Mazda	GAC-Honda	Unallocated	Eliminations	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Revenues
Sales of automobiles	845,436	814,443	336,594	325,323	313,424	62,129	177,374	490	—	2,875,213
Automobile repair and maintenance services	131,820	51,252	40,371	43,625	22,605	13,068	20,966	1,267	—	324,974
Sales of leased automobiles	11,751	7,362	11,844	899	3,369	410	—	—	—	35,635
Other services	8,725	11,043	3,116	2,123	1,746	844	1,808	13,482	(13,422)	29,465

	997,732	884,100	391,925	371,970	341,144	76,451	200,148	15,239	(13,422)	3,265,287

Cost of goods sold
Sales of automobiles	(803,617)	(771,782)	(329,203)	(329,778)	(307,663)	(61,936)	(183,972)	—	13,422	(2,774,529)
Automobile repair and maintenance services	(61,382)	(34,942)	(23,442)	(27,560)	(14,537)	(8,847)	(16,774)	(1,375)	—	(188,859)
Sales of leased automobiles	(11,171)	(6,915)	(11,613)	(914)	(3,308)	(408)	—	(15,739)	—	(50,068)
Other services	(1)	(1,015)	(190)	(85)	(57)	(58)	—	(93)	—	(1,499)

	(876,171)	(814,654)	(364,448)	(358,337)	(325,565)	(71,249)	(200,746)	(17,207)	13,422	(3,014,955)

Selling, marketing and distribution expenses	(26,656)	(22,518)	(16,697)	(9,004)	(14,985)	(5,900)	(2,348)	(3,436)	—	(101,544)
General and administrative expenses	(7,768)	(9,283)	(6,216)	(8,584)	(7,074)	(1,836)	(6,696)	(15,838)	—	(63,295)
Loss from impairment of intangible assets	—	—	(10,700)	(8,700)	—	—	(7,050)	—	—	(26,450)
Other income, net	252	777	225	84	—	—	89	48	—	1,475
Interest income	1,508	1,074	200	1,393	771	14	1,005	1,178	—	7,143
Interest expense	(24,562)	(18,626)	(8,385)	(15,488)	(841)	(611)	(4,069)	(1,091)	—	(73,673)
Exchange loss	—	—	—	—	—	—	—	(8)	—	(8)
Income tax (expense) benefit	(17,836)	(7,080)	2,604	5,868	1,365	718	3,128	(966)	—	(12,199)

Net income (loss) and comprehensive income (loss)	46,499	13,790	(11,492)	(20,798)	(5,185)	(2,413)	(16,539)	(22,081)	—	(18,219)

Total assets	751,963	622,094	220,102	232,866	201,153	31,019	126,010	1,052,360	(578,235)	2,659,332

Total liabilities	(502,540)	(401,619)	(159,981)	(189,208)	(167,940)	(19,864)	(132,156)	(246,979)	(24,174)	(1,844,461)

Capital expenditures	85,991	70,397	2,078	2,717	1,751	196	2,062	1,878	—	167,070

Depreciation and amortization expenses	8,725	5,707	3,944	3,085	1,968	688	1,752	583	—	26,452

Goodwill	—	34,175	9,620	15,735	—	—	14,104	—	—	73,634

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

27.                 SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

The Group’s segment information as of and for the year ended December 31, 2013 is as follows:

									Shanghai-
	Audi		FAW-Volkswagen		FAW-Mazda		Toyota		Volkswagen		ChangAn-Mazda		GAC-Honda		Unallocated		Eliminations		Consolidated
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

Revenues
Sales of automobiles
Third parties	804,840	132,950	756,936	125,037	369,212	60,989	315,408	52,102	302,228	49,925	106,563	17,603	133,179	22,000	2,868	474	(2,868)	(474)	2,788,366	460,606
Related parties	—	—	—	—	—	—	—	—	—	—	—	—	45,853	7,574	—	—	—	—	45,853	7,574
Automobile repair and maintenance services	118,349	19,550	76,786	12,684	45,881	7,579	46,584	7,695	21,449	3,543	13,216	2,183	25,169	4,158	4,074	673	—	—	351,508	58,065
Sales of leased automobiles	21,112	3,487	10,525	1,738	13,740	2,270	2,633	435	6,942	1,147	1,258	208	—	—	676	111	—	—	56,886	9,396
Other services	7,466	1,233	11,398	1,883	3,136	518	1,967	325	1,557	257	682	113	3,481	575	436	72	—	—	30,123	4,976

	951,767	157,220	855,645	141,342	431,969	71,356	366,592	60,557	332,176	54,872	121,719	20,107	207,682	34,307	8,054	1,330	(2,868)	(474)	3,272,736	540,617

Cost of goods sold
Sales of automobiles	(744,436)	(122,972)	(702,330)	(116,016)	(362,233)	(59,837)	(316,736)	(52,321)	(281,220)	(46,454)	(104,153)	(17,205)	(183,933)	(30,384)	—	—	—	—	(2,695,041)	(445,189)
Automobile repair and maintenance services	(58,018)	(9,584)	(51,937)	(8,579)	(26,255)	(4,337)	(28,960)	(4,784)	(13,811)	(2,282)	(8,871)	(1,465)	(16,000)	(2,643)	(1,649)	(272)	2,868	474	(202,633)	(33,472)
Sales of leased automobiles	(19,861)	(3,281)	(10,084)	(1,665)	(13,584)	(2,244)	(2,603)	(430)	(6,717)	(1,110)	(1,256)	(207)	—	—	(18,178)	(3,003)	—	—	(72,283)	(11,940)
Other services	—	—	(1,037)	(171)	(170)	(28)	(70)	(12)	(55)	(9)	(75)	(13)	—	—	(8)	(1)	—	—	(1,415)	(234)

	(822,315)	(135,837)	(765,388)	(126,431)	(402,242)	(66,446)	(348,369)	(57,547)	(301,803)	(49,855)	(114,355)	(18,890)	(199,933)	(33,027)	(19,835)	(3,276)	2,868	474	(2,971,372)	(490,835)

Selling, marketing and distribution expenses	(35,424)	(5,852)	(22,360)	(3,694)	(16,638)	(2,748)	(10,042)	(1,659)	(6,746)	(1,114)	(7,769)	(1,283)	(3,020)	(499)	(1,208)	(200)	—	—	(103,207)	(17,049)
General and administrative expenses	(10,978)	(1,813)	(14,183)	(2,343)	(5,396)	(891)	(8,812)	(1,456)	(9,326)	(1,541)	(1,467)	(242)	(6,727)	(1,111)	(13,587)	(2,244)	—	—	(70,476)	(11,641)
Loss from impairment of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	(1,700)	(281)	—	—	—	—	(1,700)	(281)
Other income, net	3,541	585	549	91	279	46	237	40	—	—	171	28	136	22	224	36	—	—	5,137	848
Interest income	1,959	324	1,068	176	207	34	1,422	235	2,249	372	51	8	320	53	6	1	—	—	7,282	1,203
Interest expense	(21,478)	(3,548)	(20,890)	(3,451)	(8,091)	(1,336)	(13,534)	(2,235)	(3,649)	(603)	(825)	(137)	(5,442)	(899)	(22)	(4)	784	130	(73,147)	(12,083)
Exchange loss	(1,087)	(179)	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(4)	—	—	(1,110)	(183)
Income tax (expense) benefit	(18,224)	(3,010)	(8,349)	(1,380)	(918)	(152)	(2,419)	(400)	(3,402)	(562)	(1,138)	(188)	653	108	(2,302)	(379)	(392)	(65)	(36,491)	(6,028)

Net income (loss) and comprehensive income (loss)	47,761	7,890	26,092	4,310	(830)	(137)	(14,925)	(2,465)	9,499	1,569	(3,613)	(597)	(8,031)	(1,327)	(28,693)	(4,740)	392	65	27,652	4,568

Total assets	1,110,788	183,489	764,473	126,282	357,178	59,001	237,689	39,263	178,710	29,521	31,423	5,191	164,598	27,190	1,069,266	176,630	(590,653)	(97,569)	3,323,472	548,998

Total liabilities	(511,166)	(84,438)	(507,444)	(83,824)	(297,957)	(49,219)	(208,984)	(34,522)	(135,815)	(22,435)	(23,860)	(3,941)	(178,776)	(29,532)	(292,577)	(48,330)	(24,370)	(4,026)	(2,180,949)	(360,267)

Capital expenditures	104,426	17,250	59,755	9,797	17,161	2,835	5,493	907	11,093	1,833	9,485	1,567	1,344	222	21,723	3,588	—	—	230,480	38,073

Depreciation and amortization expenses	7,814	1,291	6,818	1,126	6,265	1,035	2,282	377	2,098	346	611	101	1,476	244	1,025	169	—	—	28,389	4,689

Goodwill	—	—	34,175	5,645	9,620	1,589	15,735	2,599	—	—	—	—	14,104	2,330	—	—	—	—	73,634	12,163

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

28.                    SUBSEQUNT EVENTS

In March 2014, the Company entered into a strategic partnership agreement with Sohu Auto, a leading online auto information provider in China and a business unit of Sohu.com Inc. (NASDAQ: SOHU), to create a fully integrated online-to-offline platform for pre-owned cars in China.  Pursuant to this agreement, the Company will act as the exclusive after-sales service provider for pre-owned cars certified by Sohu as long as the Company meets Sohu’s quality standards, while Sohu Auto will act as online marketing partner for this platform.

On April 22, 2014, the Company respectively entered into supplementary agreements with the shareholders of Beijing Jinde Jiye Automobile Sales Service Co., Ltd. and Beijing Lentuo Tongda Enterprise Management Co., Ltd. (collectively, the “Acquired Entities”) to acquire 100% equity interests of these two entities for cash considerations of RMB138,453 (US$22,871) and RMB177,382 (US$29,302), respectively. The Company completed the acquisition on April 29, 2014. The Acquired Entities do not have any assets or liabilities except for the two buildings located in Bejing, the PRC (Note 13).

29.                    CONDENSED FINANCIAL INFORMATION OF THE COMPANY

Under PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and subsidiaries of VIEs are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans or advances. The amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the net assets of the VIEs and subsidiaries of VIEs, as determined pursuant to PRC generally accepted accounting principles, totaling RMB1,350,642 (US$223,110) as of December 31, 2013. The following is the condensed financial information of the Company on a parent-company only basis:

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

29.                    CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

Balance sheets

	December 31,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	762	642	106

Total current assets	762	642	106

Non-current assets:
Investments in subsidiaries, VIEs and subsidiaries of VIEs	510,577	710,437	117,356
Amounts due from subsidiaries, VIEs and subsidiaries of VIEs	287,752	283,839	46,887

Total non-current assets	798,329	994,276	164,243

TOTAL ASSETS	799,091	994,918	164,349

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	179	179	30
Total current liabilities	179	179	30

Total liabilities	179	179	30

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2012 and 2013;
Issued and outstanding — 58,937,912 and 65,137,912 shares as of December 31, 2012 and 2013, respectively	4	4	1
Additional paid-in capital	469,761	721,611	119,201
Receivables from issuance of ordinary shares	—	(79,850)	(13,190)
Retained earnings	329,147	352,974	58,307

Total shareholders’ equity	798,912	994,739	164,319

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	799,091	994,918	164,349

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

29.                    CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

Statements of comprehensive income (loss)

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Revenues	—	—	—	—
Cost of goods sold	—	—	—	—

Gross profit	—	—	—	—

Operating expenses	(835)	(2,660)	(4,026)	(665)

Loss from operations	(835)	(2,660)	(4,026)	(665)

Equity in profits of subsidiaries, VIEs and subsidiaries of VIEs	70,265	(2,892)	27,861	4,603
Interest income	6	1,173	—	—
Interest expense	(3)	(1,084)	(4)	(1)
Exchange (loss) gain	(1,516)	5	(4)	(1)

Income before income tax expense	67,917	(5,458)	23,827	3,936
Income tax expense	—	—	—	—

Net income (loss) and comprehensive income (loss)	67,917	(5,458)	23,827	3,936

Statements of cash flows

	Years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cash flows used in operating activities	(2,348)	(2,566)	(4,061)	(671)

Cash flows used in investing activities	(209,590)	(5,034)	3,941	651

Cash flows provided by financing activities	—	—	—	—

Net increase (decrease) in cash and cash equivalents	(211,938)	(7,600)	(120)	(20)

Cash and cash equivalents, beginning of year	220,300	8,362	762	126

Cash and cash equivalents, end of year	8,362	762	642	106

LENTUO INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

29.                    CONDENSED FINANCIAL INFORMATION OF THE COMPANY (CONTINUED)

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

(b)                       Commitments

The Company did not have any significant commitments or long-term obligations as at December 31, 2012 and 2013.